Form 20-F
period 2022-12-31
Hub Cyber Security Ltd.
filed 2023-08-15
CIK 1905660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-41634

HUB Cyber Security Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

17 Rothschild Blvd
Tel Aviv, Israel 6688120

(Address of principal executive offices)

Uzi Moskovich

Chief Executive Officer

+972-3-924-4074

HUB Cyber Security Ltd.
17 Rothschild Blvd
Tel Aviv, Israel 6688120

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	HUBC	Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	HUBCW	Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	HUBCZ	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had 88,791,362 ordinary shares outstanding, no par value. As of July 31, 2023, the registrant had 98,110,712 ordinary shares outstanding, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “HUB Cyber Security Ltd.,” “HUB Security,” “HUB,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to HUB Cyber Security Ltd. and its subsidiaries.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of March 23, 2022 (the “Merger Agreement”), by and among Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), HUB and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We assume liability for the accuracy and completeness of such information to the extent included in this Annual Report. Such assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this Annual Report.

Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Certain other amounts that appear in this Annual Report may not sum due to rounding. Revenue shown throughout this Annual Report is revenue from continuing operations, unless otherwise stated.

Unless otherwise noted, in this Annual Report we cite a source the first time a statement relying upon that source is made, and do not include citations subsequently when that statement is repeated.

Trademarks

This Annual Report contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny. In addition, we have incurred and may continue to incur substantial costs in connection with the internal investigation, which could have a material adverse effect on our business, financial condition and results of operations.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	The circumstances that led to the failure to file our Annual Report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

●	We are not currently in compliance with the continued listing standards of Nasdaq and our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

●	We have previously financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	We will likely be required to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	The termination of, or material changes to, our relationships with key vendors could materially adversely affect our business, financial condition and operating results, which could be exacerbated due to our reliance on a small number of vendors for a significant portion of our distribution and offerings in our Professional Services division.

●	Actions that we have taken to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history in the field of confidential computing makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	We may not be able to convert our customer orders in backlog or pipeline into revenue.

●	A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

v

●	Our management team has limited experience managing a U.S. listed public company.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

●	As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

●	Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

●	We are subject to a number of securities class actions and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

●	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert management’s attention and resources.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

●	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

●	Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

●	Conditions in Israel could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute the ownership interests represented by our ordinary shares and may depress the market price of our ordinary shares.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements” on page iv of this Annual Report. Such risks include, but are not limited to:

Risks Relating to the Internal Investigation, Our Ability to Continue as a Going Concern, Our Internal
Controls and Related Matters

Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny. We are unable to predict the timing of completion or the effectiveness of any remediation measures recommended by the Special Committee.  In addition, we have incurred and may continue to incur substantial costs in connection with the internal investigation, which could have a material adverse effect on our business, financial condition and results of operations.

As previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K on April 20, 2023, our board of directors appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that Mr. Eyal Moshe, our former Chief Executive Officer and President of U.S. operations and former member of the board of directors, and Ms. Ayelet Bitan, our former Chief of Staff and wife of Mr. Moshe, misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582 thousand) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of Eyal Moshe, was terminated effective July 24, 2023 for cause and Mr. Moshe resigned from our board on August 15, 2023. Additionally, the Company has commenced a legal action in Israel against Ms. Bitan to dispute her requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee.

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of the controllers of the Company, with the permission of Mr. Moshe, used Company credit cards for personal use in the amount of approximately NIS 400,000 (approximately $110 thousand). These personal expenses were neither factored into the controller’s payroll nor properly documented in the Company’s financial books and records. Additionally, Mr. Moshe approved a bonus of NIS 250,000 to the controller. However, this bonus was not paid to the controller but instead was paid to a third-party at the controller’s direction.

The Internal Investigation is complete, although the Company continues to pursue recovery of the misappropriated funds. These events regarding the Special Committee and Internal Investigation are the subject of possible regulatory review and expose the Company and its directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Securities Authority (“ISA”), Israel Tax Authority, U.S. Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market LLC (“Nasdaq”) and/or U.S. Department of Justice (“DOJ”). The Company has provided certain information and documentation to certain regulatory authorities and is prepared to respond to any regulatory inquiry it may receive. The Company’s management and its board of directors do not currently believe there are any impacts on the Company’s financial statements. If the Company were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on the Company’s business, financial position and results of operations.

If any federal authorities were to ultimately determine that the Company violated any laws or regulations, the Company may be exposed to a broad range of civil and criminal sanctions including, but not limited to, injunctive relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee future compliance by the Company, which could be costly and burdensome to our management, and could adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows. Even if an inquiry or investigation does not result in any adverse determinations, it potentially could create negative publicity and give rise to third-party litigation or other actions, which could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Special Committee is neither a civil nor a criminal a court of law and no court has yet substantiated the findings of the Special Committee. It is possible that a court of law may find differently than the Special Committee has, which could expose the Company to counterclaims from Mr. Moshe, Ms. Bitan or others. Additionally, while we have informed Mr. Moshe that he has been summarily dismissed as an employee, Mr. Moshe resigned from our board of directors and we have commenced a legal action in Israel against Ms. Bitan to dispute her requests for severance payments in accordance with Israeli law, there can be no assurance that Mr. Moshe, Ms. Bitan or others will not bring forth any claims or commence any litigation against us in connection with Mr. Moshe’s dismissal, his resignation from the board, our challenging Ms. Bitan’s severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

Further, we have incurred substantial costs and diverted management resources in connection with the Internal Investigation, and the Internal Investigation itself caused us to fail to timely file our Annual Report on Form 20-F with the SEC. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees related to law suits or regulatory proceedings that have arisen and may arise in the future from the Internal Investigation.

Our reported material weaknesses in internal control over financial reporting subjects us to additional litigation and regulatory examinations, investigations, proceedings or court orders, including additional cease and desist orders, the suspension of trading of our securities, delisting of our securities, the assessment of civil monetary penalties and other equitable remedies. In addition, the remediation of the material weaknesses (set forth below in Item 15. Controls and Procedures) will require us to incur additional costs and to divert management resources in the upcoming periods, which could adversely affect our business, financial condition, results of operations, and growth prospects.

We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future and may never be profitable. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

We have incurred net losses in each year since our inception, including net losses of $80,000 thousand and $13,623 thousand in the years ended December 31, 2022, and 2021, respectively. In addition, we may continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our network security solutions and products is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to be temporarily reduced in 2023 and to begin increasing significantly over the next several years, as we expand our operations and infrastructure, continue to attempt to recover and enhance our brand, develop and expand our product features, integrations, and enhancements, and increase our spending on sales and marketing. We cannot be certain when, if ever, we will become profitable. Even if we were to become profitable, we might not be able to sustain such profitability on a quarterly or annual basis.

Primarily because of our losses incurred to date, our expected continued future losses, our default on existing debt facilities and limited cash balances, our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers. We are currently negotiating with our debt holders with whom we are currently in default to extend the term of their notes or to convert the same into our ordinary shares. Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing and the ability to cure our outstanding defaults or that these obligations may be negotiated on terms that are favorable to us, if at all. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will likely continue to seek to raise additional funds during 2023 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms. See “—We will likely be required to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected” below for additional information.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As described above, we appointed the Special Committee to oversee an internal investigation related to alleged misappropriation of Company funds and other potentially fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As such, when preparing the financial statements that are included in this Annual Report, our management and our independent registered public accounting firm determined that we have material weaknesses in our internal control over financial reporting as of December 31, 2021, which had not been remedied as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses as of December 31, 2022 and 2021 identified include, but are not limited to:

●	Lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions;

●	The fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively;

●	Deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end;

●	Insufficient oversight of certain signatory rights relating to our financial accounts;

●	Ineffective design and implementation of Information Technology General Controls (“ITGC”). The Company’s ITGC deficiencies included improperly designed controls pertaining to change management and user access rights over systems that are critical to the Company’s system of financial reporting; and

●	Incomplete segregation of duties in certain types of transactions and processes.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of each of December 31, 2022 and 2021.

Further, there can be no guarantee that the Internal Investigation and subsequent inquiries revealed all instances of inaccurate disclosure or other deficiencies, or that other existing or past inaccuracies or deficiencies will not be revealed in the future. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and warrants, may be materially adversely affected.

We, together with any additional remediation actions to be suggested by the Special Committee, have taken and will continue to take the following actions to remediate these material weaknesses:

●	the hiring of additional accounting and finance resources with public company experience to assist in the expansion and effectiveness of the existing risk assessment, management processes and the design and implementation of controls responsive to those deficiencies;

●	broadening the scope and improving the effectiveness of existing ITGC for identity and access management, segregation of duties, change management, data governance and program development;

●	the implementation of enhanced corporate policies and practices including with respect to gifts, loans, conflicts of interest and workplace conduct;

●	engaging internal and external resources to assist us with remediation and monitoring remediation progress; and

●	delivering periodic training to our team members, including but not limited to technology and accounting staff, on the responsibilities of officers and leaders related to workplace conduct and various compliance issues and internal controls over financial reporting.

We cannot assure you the measures we are taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in its periodic reports that are filed with the SEC. If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the financial reports and the market price of our ordinary shares and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. For more information regarding these remedial actions and enhancement measures, see “Item 15. Controls and Procedures—Material Weaknesses in Internal Control Over Financial Reporting.

The circumstances that led to the failure to file our Annual Report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weaknesses in our internal control over financial reporting. Our filing of our Annual Report has been delayed and we cannot assure you we will be able to timely make our future filings.

In cases where we delay our filings, investors will need to evaluate certain decisions with respect to our ordinary shares and warrants in light of our lack of current financial information. Accordingly, any investment in our ordinary shares and/or warrants may involve a greater degree of risk than other companies who are current on their public filings. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our share price or restrictions on our abilities to obtain financing in the public market, among others.

We are not currently in compliance with the continued listing standards of Nasdaq and our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq will take steps to delist our securities. We did not timely file this Annual Report and the per share price of our ordinary shares has declined below the minimum bid price threshold required for continued listing on Nasdaq. Such a delisting would likely have a negative effect on the price of the securities and would impair shareholders’ ability to sell or purchase the securities when they wish to do so as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

On May 19, 2023, we received a notification letter from the Listing Qualifications Department of Nasdaq stating that we were not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) (the “Reporting Rule”) as a result of not having timely filed this Annual Report with the SEC. Under the Nasdaq rules, the Company had 60 calendar days, or until July 18, 2023, to file this Annual Report or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules.

On June 9, 2023, we received a deficiency notice from Nasdaq (the “Deficiency Notice”) informing us that our ordinary shares have failed to comply with the $1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) based upon the closing bid price of our ordinary shares for the 30 consecutive business days prior to the date of the Deficiency Notice. The Deficiency Notice did not result in the immediate delisting of our ordinary shares from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given 180 calendar days from June 9, 2023, or until December 6, 2023, to regain compliance with the Minimum Bid Price Requirement. If at any time before December 6, 2023, the bid price of our ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, then Nasdaq will provide written confirmation that we have regained compliance.

On July 18, 2023, we submitted a plan of compliance to achieve and sustain compliance with all Nasdaq listing requirements, including the Reporting Rule and Minimum Bid Requirement. We filed our Annual Report on August 15, 2023 and intend to actively monitor our bid price.

In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Minimum Bid Price Requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of HUB’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange as the liquidity that Nasdaq provides would no longer be available to investors. Shareholders may be unable to sell their securities unless a market can be established or sustained, and we could face a lengthy process to re-list the ordinary shares, if at all.

We have previously financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

We are currently in default under certain of our debt and convertible obligations totaling approximately $20 million in debt (the “Outstanding Debt”). Upon an event of default under the Outstanding Debt, the holders of such debt may exercise all rights and remedies available under the terms of the notes or applicable laws. Some of the Outstanding Debt is payable through conversion into our ordinary shares, but we currently are unable to make such payments in ordinary shares due to our failure to timely file our Annual Report, our failure to register the ordinary shares issuable upon conversion and the current trading price of our ordinary shares.

We are currently in discussions with holders of the Outstanding Debt regarding possible solutions for the payment of the Outstanding Debt, including the possible extension of the outstanding obligations and, in some cases, maturity date of the Outstanding Debt. However, there can be no assurance that our discussions will be successful and, if we are not successful in finding an acceptable resolution to the existing default or the impending event of default, the holders of the Outstanding Debt will be able to seek judgement for the full amount due and may seek to foreclose on our assets, which would adversely affect our business or possibly force us to cease operations and commence liquidation proceedings. Our debt and financial obligations:

●	could impair our liquidity;

●	could make it more difficult for us to satisfy our other obligations;

●	could require us to dedicate cash flow to payments on our debt and financial obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

●	could impose restrictions on our ability to incur other indebtedness, grant liens on our assets, and could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

●	could adversely affect our ability to enter into strategic transactions, public or private equity offerings, and similar agreements, or require us to obtain the consent to enter into such transactions;

●	could make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our industry and markets; and

●	could place us at a competitive disadvantage when compared to our competitors.

The Outstanding Debt could enable the lenders to foreclose on certain of our assets and could significantly diminish the market value and marketability of our ordinary shares and could result in the acceleration of other payment obligations or default under other contracts or possibly force us to cease operations and commence liquidation proceedings. In addition, the conversion of some or all of the Outstanding Debt into ordinary shares will dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the Outstanding Debt may encourage short selling by market participants because the conversion of the Outstanding Debt would likely depress the price of our ordinary shares.

We will likely be required to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We may require additional capital in the future in order to fund our growth strategy or to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such current or potential customers or partners.

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing obtained by us in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

Risks Related to Our Business and Industry

An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

Currently, we generate the majority of our revenues from our Professional Services division, which, among other services, enables enterprise clients to identify, manage and respond to cybersecurity threats with comprehensive, bundled solutions that provide a crucial layer of protection for organizations as well as a means to manage associated risk and compliance. More recently, we have bundled solutions under a package approach called HUB Guard that includes dashboards providing scoring on the customer’s cyber resiliency.

The ability to maintain or increase our revenues and achieve profitability may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell our professional services to additional customers. We may incur higher customer acquisition or retention costs as we seek to grow our customer base and expand our markets. Moreover, to the extent we are unable to retain and sell additional services to existing customers, including as part of our initiative to address existing accounts that have substandard margins, our revenue and results of operations may decrease. For example, our Professional Services division has a large contract with a governmental agency in Israel, which is set to expire in December 2023. We, along with a number of other companies, have been invited to bid for a renewal of the contract. We cannot be certain that we will win the renewal of the tender and the customer is under no obligation to renew its services with us after the contract period expires. The loss of business from any of our major customers, whether by the cancellation of existing contracts, the failure to obtain renewal of these contracts or win new business or lower overall demand for our services, could materially and adversely impact our revenue and results of operations.

The termination of, or material changes to, our relationships with key vendors could materially adversely affect our business, financial condition and operating results, which could be exacerbated due to our reliance on a small number of vendors for a significant portion of our distribution and offerings in our Professional Services division.

We contract to purchase from specific vendors a significant portion of our distribution and offerings for our Professional Services division. For the year ended December 31, 2022, two vendors accounted for approximately 80% of inventory purchases. Given our lack of liquidity, we may not be able to pay these vendors in accordance with the trade terms we have previously negotiated with them, or such vendors may require certain financial assurances from us. In the event these vendors decide to terminate their relationships with us or cease supplying products or renegotiate the trade terms we currently have in place, such vendors may be difficult to replace and/or the products they supply us may be more expensive or of lesser quality. It can take a significant amount of time and resources to identify, develop and maintain relationships with vendors. The termination of, or material changes to, arrangements with key vendors, disagreements with key vendors as to payment or other terms, or the failure of a key vendor to meet its contractual obligations to us may require us to contract with alternative vendors. If we have to replace key vendors, we may be subject to pricing or other terms less favorable than those we currently enjoy, and it may be difficult to identify and secure relationships with alternative vendors that are able to meet our volume requirements and quality or other standards. If we cannot replace or engage vendors who meet our specifications and standards in a short period of time, we could encounter increased expenses, shortages of items, disruptions or delays in customer shipments. Such effects could be further exacerbated due to our reliance on a small number of vendors for the majority of our inventory purchases. If any of the above were to occur, we could experience delays in our ability to conduct our business and offer our professional services, experience cancellations and experience a reduction in sales revenue, any of which could materially adversely affect our business, financial condition and operating results.

Actions that we have taken to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

Beginning in March 2023, we began implementing a plan to reduce our workforce in order to become more efficient in our costs and to optimize facilities-related costs. We adopted this plan to improve operational efficiencies and align our investments more closely with our strategic priorities. We may incur additional expenses associated with the reduction in our workforce not contemplated by our plan such as employment litigation costs, which may have an impact on other areas of our liabilities and obligations and contribute to losses in future periods. We may not realize, in full or in part, the anticipated benefits and savings from our plan due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings, our operating results and financial condition would be adversely affected.

Furthermore, ongoing implementation of our plan and reductions in force may be disruptive to our operations. For example, our workforce reduction could result in attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the few rounds of reduction in force seek alternative employment, we could incur unplanned additional expense to ensure adequate resourcing and fail to attract and retain qualified management, sales and marketing personnel who are critical to our business. Our failure to do so could harm our business and our future performance.

Our limited operating history in the field of Confidential Computing makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

We began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and are engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security Ltd, was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with deep experiences and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. HUB merged with ALD in June 2021 and began trading on the Tel Aviv Stock Exchange (the “TASE”). Following the merger with ALD, we have developed unique technology and products in the field of confidential computing (“Confidential Computing”), which is a rapidly evolving industry. Further, significant portions of our growth have been through mergers with, and acquisitions, of other companies. As a result, there is limited information that investors can use in evaluating our business, strategy, operating plan, results and prospects. While we currently derive the majority of our revenues from our Professional Services division, we intend to derive most of our revenues in the future from the delivery of our Confidential Computing protection solution, which is a newly developed technology. It is difficult to predict future revenues and appropriately budget for expenses, and we have limited insight into trends that may emerge and affect our business. To date we have only derived a small portion of our historical revenues from our Confidential Computing solution. In addition, we have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. As a result, if we do not address these risks successfully, or if the assumptions we use to plan and operate our business are incorrect or change, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be materially adversely affected.

The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

We offer a combined hardware and software solution that provides end-to-end data protection across all phases of data storage and processing. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may fail to grow or otherwise decline. Security solutions such as ours create a protective envelope around each data processing component to protect data while it is being processed. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets, including those of IT and cybersecurity providers. The techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and are frequently not recognized until launched against a target. In addition, the COVID-19 pandemic has significantly impacted online behavior and the security of businesses and individuals, and we have observed a significant increase in cyber-attack activity since the beginning of the pandemic. We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ businesses. As a result, we must continually modify and improve our products and solutions in response to market and technology trends and evolvement, including obtaining interoperability with existing or newly introduced technologies and systems, to ensure we are meeting market needs and continuing to provide valuable solutions that can be deployed in a variety of IT environments. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our customers’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products or solutions to meet such needs or opportunities in a timely manner or at all. Additionally, we cannot guarantee that we will be able to comply with new regulatory requirements (see “— The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”). Furthermore, new technologies and solutions that may be introduced into the market may make our solutions obsolete, lowering the demand for our products and reducing our sales. Even if we are able to anticipate, develop and commercially introduce new features and solutions and ongoing enhancements to our existing solutions, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

Network security products, solutions and services such as ours are complex in development, design and deployment and may contain errors, bugs, misconfigurations or vulnerabilities that are potentially incapable of being remediated or detected until after their deployment, if at all. Any real or perceived errors, bugs, design failures, defects, vulnerabilities, misconfigurations in our solutions or untimely or insufficient remediation thereof, could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications which could negatively impact customer operations and consequently harm our business and reputation.

In addition, we may suffer significant adverse publicity and reputational harm if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a security attack or a breach at a high-profile customer. Moreover, any actual or perceived cyber-attack, other security breach, exposure or theft of ours or our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could:

●	adversely affect the market’s perception of our solutions,

●	cause current or potential customers to look to our competitors for alternatives,

●	require us to expend significant financial resources to analyze, correct or eliminate any vulnerabilities, and

●	lead to investigations, litigation, fines and penalties, any of which could have a material adverse effect on our operations, financial condition and reputation.

Furthermore, security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, customers’ data and compromise our customers’ networks and applications that are secured by our solutions. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers, in addition to regulatory agencies. There can be no assurance that limitation of liability, indemnification or other protective provisions that we attempt to include in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

There is no guarantee that our solutions will be free of flaws or vulnerabilities. Our customers may also misuse or improperly install our solutions, which could result in vulnerabilities to a breach or theft of business data.

Competition in the market for cybersecurity solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

The network security solutions market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of network security products and that employ different approaches and delivery models to address these evolving threats.

Our primary competitors in the network security industry consist of Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., Check Point Software Technologies Ltd. and Palo Alto Networks, Inc., as well as companies that have network security capabilities as part of broader IT solutions offerings, such as Microsoft Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc.

In addition, IT security spending is spread across a wide variety of solutions and strategies, including, for example, endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies and may not adopt or expand use of our solutions. Accordingly, we may also compete for budgetary reasons with additional vendors that offer threat protection solutions in adjacent or complementary markets to ours.

Most of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to effectively compete with them. We also expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Current and future participants may also be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing security solutions and emerge as significant competitors.

Competition may result in lower prices or reduced demand for our solutions and a corresponding reduction in our ability to recover costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment poses a challenge in predicting market trends and expected growth. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. If any of our competitors offer products or services that are more competitive than ours, we could lose market share and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

To remain competitive, we must maintain adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market. If we are unable to offer high level and new services in our Professional Services division, develop new products, features, integrations and enhancements internally due to certain constraints, such as employee turnover, a lack of management ability or a lack of other research and development resources, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations and enhancements and generate revenue, if any, from such investment. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or competitive improvement of products, features, integrations and enhancements, it could harm our business, results of operations and financial condition. For example, we are in the process of developing our “single chip” solution, which is a complicated process and there is no assurance that we will be able to successfully release this solution as planned. In addition, our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors may harm our business, results of operations and financial condition.

If we are unable to acquire large enterprise customers for our security solutions or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth will depend in part on our ability to convince large enterprises to adopt our technologies and solutions and selling incremental or new solutions to existing customers. If we are unable to succeed in such efforts, we will likely be unable to generate revenue growth at desired or projected rates. For example, in July 2022, we completed the acquisition of the cybersecurity assets of Legacy Technologies Gmbh (“Legacy”). At the time of the Legacy acquisition, our management believed that the acquisition could have the potential to bring in a considerable amount of new enterprises and government customers within the European Union (“EU”) and the Middle East. To date, we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so. For example, as of December 31, 2022, we identified indicators of impairment for the assets acquired from Legacy since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, as of December 31, 2022 we determined that the assets acquired should be fully impaired.

In addition, competition in the industry may lead us to acquire fewer new customers or result in our providing more favorable commercial terms to new or existing customers. Macro-economic effects may also affect our ability to maintain our customer base and expand it.

Additional factors that impact our ability to acquire new customers or sell additional products and services to our existing customers include the consumption of their past purchases, a reduction in the perceived need for network security, the size of our prospective and existing customers’ IT budgets, the utility and efficacy of our solution offerings, whether proven or perceived, changes in our pricing models, and general economic conditions. These factors may have a material negative impact on future revenues and operating results.

We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

Many of our existing and potential customers are large corporations and government agencies who store sensitive data. Selling to large corporations and government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that HUB will complete a sale. Large enterprise customers frequently demand terms of sale which are less favorable than the prevailing market terms. In addition, government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, such that any of these occurrences may adversely affect public sector demand for our products. Finally, some large corporations and government entities require products such as ours to be certified by industry-approved security agencies as a pre-condition of purchasing them. We cannot be certain that any certificate will be granted or that we would be able to satisfy the technological and other requirements to maintain certifications. The loss of any of our existing certificates, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers or could deter new and existing customers from purchasing our solutions, any of which could adversely affect our business, operating results or financial condition.

The market’s acceptance of Confidential Computing as implemented by our solutions is not fully proven, is evolving and this market may develop more slowly than or differently from our expectations.

Our solutions use a unique combination of hardware and software to provide network security. This method is different from traditional network security solutions that rely on software implementation of network perimeter protection. The market adoption of our solutions is relatively new, rapidly evolving and not fully proven. Accordingly, it is difficult to predict customer adoption and renewals and demand for our products and services, or the future growth rate, expansion, longevity and the size of the market for our products. Our ability to penetrate our target market depends on a number of factors, including: our ability to educate our target customers of the benefits of our solutions, the cost, performance and perceived value associated with our solutions and the extent to which our solutions improve network security and are easy to use for our customers. If our solutions do not achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products or decreases in information technology spending or otherwise, the market for our solutions may not continue to develop or may develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

We may not be able to convert our customer orders in backlog or pipeline into revenue.

As of December 31, 2022, our backlog estimates consisted of approximately $39 million in customer contracts, and we had an estimated $103 million in pipeline, consisting of customer contracts in various stages of negotiation and initial revenue indications from potential customers that have not been contractually committed. There is no assurance that our backlog will materialize into actual revenues or that we will be able to convert our pipeline into executed contracts that generate revenues.

Our ability to convert our estimated backlog into revenue is dependent upon the successful delivery of our solutions to customers and assumes that our customers will not cancel or amend the terms of their contracts. The conversion of our pipeline into executed, revenue-generating contracts depends upon a number of factors including the continued interest by potential customers in our products and the successful negotiation of contracts with those customers. If we are able to successfully enter into contracts with potential customers, the realization of estimated revenues from those contracts remains subject to our ability to successfully deliver network security solutions to those customers.

In addition, since storage and protection of sensitive data is subject to numerous regulatory and industry requirements, some of our solutions may need to qualify under relevant standards in order for us to implement them for our customers. Such standards include, for example, the Payment Card Industry Data Security Standards for storing credit card data and the Federal Information Processing Standard Publication 140-2 for providing network security to U.S. government entities. Our solutions have not yet obtained qualification under any relevant regulatory or industry standards, and achieving such qualifications may be a time-consuming and costly process. There can be no assurance that our solutions will obtain the necessary qualification. A delay or failure to obtain qualification will impair our ability to deliver solutions to our customers.

As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates.

We may fail to fully execute, integrate or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continually evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed.

If we do complete acquisitions, it may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers or experience unexpected competition from market participants. Any integration process may require significant time and resources. HUB may not be able to manage the process successfully and may experience a decline in our profitability as it incurs expenses prior to fully realizing the benefits of the acquisition. We acquired two companies and certain assets within the past two and a half years and greatly increased our number of employees and fields of operation. The smooth integration into HUB of the operations of these companies and of their employees is an important part of our sales and growth plan. The staff of the first company that was acquired, Advanced Logistics Development Ltd., are the foundation upon which HUB will build our Professional Services business, and the strengths of the second acquired company, COMSEC Ltd, in marketing, support, sales and cybersecurity consulting are to be the foundation of our sales efforts. Finally, the acquisition of Legacy Technologies Gmbh had the potential to bring in considerable amount of new enterprises and governments customers within the EU and the Middle East, however no binding purchase orders have been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. We believe that the above mentioned acquisitions will also give us direct access to a large number of blue-chip customers around the world, which can save us a significant amount of time that would be needed to penetrate these markets organically. Our failure to smoothly integrate the operations and employees of these companies into our goals and plans will reduce our prospects for growth. There is no assurance that the acquired companies, including their personnel and operations, can be successfully integrated with our existing employees and operations.

We could also expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and our products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant.

We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. We could become subject to legal claims following an acquisition or fail to accurately forecast the potential impact of any claims. Any of these issues could have a material adverse impact on our business and results of operations.

The market for network security solutions may not continue to grow.

Continued growth of the network security industry will depend, to a great extent, upon:

●	the adoption of data security measures for data encryption and data loss-prevention technologies;

●	continued access to mobile application program interface, applications and application stores;

●	expansion of government regulation of the internet and governmental and non-governmental requirements and standards with respect to data security and privacy;

●	general economic conditions in the markets in which we and our customers operate;

●	the continued expansion of internet usage and the number of organizations that allow for remote working;

●	the continued adoption of “cloud” infrastructure by organizations;

●	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

●	the continued development of new and improved services for implementation across the internet and between the internet and intranets; and

●	the continued media attention on penetration of supposedly secure networks by cyber attackers and other malicious intruders.

A failure or slowdown in one or more of the trends listed above may delay the purchase by large organizations of network security equipment and may reduce demand for our products.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities, or those of the combined company, could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing of revenues generated and/or recognizable in any quarter;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	Loss of customers, our ability to retain existing customers and attract new customers;

●	Our ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

●	Disruptions in our sales efforts or termination of our relationship with suppliers or subcontractors;

●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The timing and rate of broader market adoption of our cybersecurity solutions;

●	Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Changes in the source, cost or availability of hardware components we use;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

●	General economic, industry and market conditions, including trade disputes.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. There is no assurance that we will not encounter supply and fulfilment issues in the future and certain components are presently available to us only from limited sources. We may not be able to diversify sources in a timely and cost-effective manner, which could harm our ability to deliver products to customers and adversely impact present and future sales and profitability.

We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems or transportation and freight carriers issues experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if there is growth in the overall economy. If there is growth in the economy, such growth is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, such as due to the global chip shortage, the price of these components may increase, or the components may not be available at all. In addition, disruptions in our supply chain, particularly as a result of the global chip shortage, could delay the development of our single chip solution and have a material adverse effect on our business, financial condition and results of operations.

We rely on a few suppliers for components and subcontractors for the manufacture of our products.

We rely on a limited number of suppliers and contract manufacturers for the components, subassemblies and modules necessary for the manufacture or integration of our products. Our reliance on such suppliers and subcontractors involves several risks, including potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Such risks could be exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns, border closings and travel restrictions resulting from the COVID-19 pandemic.

If we are unable to continue to acquire from these suppliers or subcontractors on acceptable terms or should any of these suppliers or subcontractors cease to supply us with such components, subassemblies or modules for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers or contract manufacturers could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our management team has limited experience managing a U.S. listed public company.

Part of our management team has limited experience managing a U.S. listed publicly traded company, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to U.S. listed public companies. Our management team may not successfully or efficiently manage their relatively new roles and responsibilities. Our transition to being a U.S. listed public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Due to our limited resources, we may be forced to focus on a limited number of commercial opportunities which may force us to pass on opportunities that could have a greater chance of success.

Due to our current cash situation and our overall limited resources and capabilities, we will have to decide to focus on pursuing a limited number of commercial opportunities. As a result, the Company may forego or delay pursuit of certain business opportunities that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on profitable market opportunities. Additionally, our spending on research and development programs may not yield any commercially viable products. If we make incorrect determinations regarding the viability or market potential of any or all of our products and offerings or misread trends in the cybersecurity industry, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees, including in companies we acquired. Our leadership team are critical to our overall management, as well as the continued development of our solutions, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Though sometimes new management can contribute and provide a new beneficial approach, for example, our Chief Executive Officer, Uzi Moskovich, only started in his position in the last six months and we have made significant changes to our executive management team in an effort to reduce costs and increase efficiency. We are also dependent on the continued service of our existing engineering team because of the complexity of our product and solutions. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause, subject only to the notice periods prescribed by their respective agreements if done without cause. The loss of one or more members of our senior management or key employees could harm our business, and we may not be able to find adequate replacements. There is no assurance that we will be able to retain the services of any members of our senior management or key employees.

In addition, we must attract and retain new highly qualified personnel in order to execute our growth plan. We have had difficulty quickly filling certain open positions in the past and expect to have significant future hiring needs. Competition is intense, particularly in Israel and other areas in which we have offices, for engineers experienced in designing and developing cybersecurity products, research and development specialists, providers of professional services in the cyber field and experienced sales professionals. The Israeli high-tech industry experienced record growth and activity in 2021. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies and intensified competition among employers to attract qualified employees in Israel, leading to a severe shortage of skilled human capital. In order to continue to access top talent, we may continue to grow our footprint of office locations, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees, or we, have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to offer competitive compensation packages and thereby adversely impact our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. In addition, as a result of the intense competition for highly qualified personnel, the high-tech industry has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.

We enter into non-competition agreements with our employees in certain jurisdictions. These agreements prohibit our employees from competing with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which those employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

We will be educating our target market on the benefits of our technology and the need for our products, and such education will be expensive and time consuming.

Our technology is new and not widely understood among our customer base. We will have to educate our customers of the benefits of our technology and the difference between our solution and other available solutions. Educating customers is frequently time consuming and expensive and requires expertise, patience and a delicate touch. There can be no assurance that we will be able to educate the market of the benefits of our solution, or that potential customers will understand or appreciate the superior performance of our products. Delays in the market’s understanding of our superior products will delay the expected pace of our growth in revenues.

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in network security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, exchange rate fluctuations, or inflation, could cause a decrease in corporate spending on network security solutions and services. Other matters that influence consumer confidence and spending, including political unrest, public health crises, terrorist attacks, armed conflicts (such as the conflict between Russia and Ukraine) and natural disasters could also negatively affect our customers’ spending on our solutions and services. A significant portion of our business operations are concentrated in core geographic areas such as the Middle East and Europe, and if they were to experience economic downturns, this could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2022, we generated 95% of our revenues from Israel, 4% of our revenues from Europe and less than 1% from the rest of the world.

In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel IT projects perceived to be discretionary, choose to focus on in-house development efforts or seek to lower their costs by renegotiating contracts. Further, customers may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

We currently offer our solutions in several countries and intend to continue to expand our international operations. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, particularly in emerging markets;

●	Global or regional health crises, such as the COVID-19 pandemic;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

●	Less effective protection of intellectual property;

●	Difficulties and costs of staffing and managing foreign operations, including recruiting and retaining talented and capable employees;

●	Import and export laws, including technology import and export license requirements, and the impact of tariffs;

●	Trade restrictions, including as a result of trade disputes or other disputes between countries or regions in which we sell and operate;

●	Difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

●	Difficulties in collecting receivables from foreign entities or delayed revenue recognition;

●	The introduction of exchange controls and other restrictions by foreign governments; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

There is no assurance that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future, effective tax rates, include but are not limited to:

●	Changes in tax laws or the regulatory environment;

●	Changes in accounting and tax standards or practices;

●	Changes in the composition of operating income by tax jurisdiction; and

●	our operating results before taxes.

Because we do not have a long operating history and have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Fluctuations in currency exchange rates could harm our operating results and financial condition.

We offer our solutions to customers globally and have sales in several countries. Although a large portion of our cash generated from revenue is denominated in U.S. dollars, most of our revenues and operating expenses are incurred in Israel and denominated in Israeli New Shekels. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as our revenues and operating expenses are translated from NIS into U.S. dollars. In particular, for the last two fiscal years, there has been a significant fluctuation in the value of the U.S. dollar relative to the NIS, with the representative exchange rate having dropped from NIS 3.215 per U.S. dollar on December 31, 2020 to NIS 3.11 per U.S. dollar on December 31, 2021 and having gained from NIS 3.11 per U.S. dollar on December 31, 2021 to NIS 3.519 on December 31, 2022. If the significant fluctuation in the value of the U.S. dollar relative to the NIS will continue, it will have an impact on the U.S. dollar amount of our future operating expenses. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, it also faces re-measurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict future results and earnings and could materially and adversely impact our financial condition and results of operations. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses, as appropriate and as reasonably available to us. There can be no assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.

Risks Related to Our Systems and Technology

As a company that seeks to become a comprehensive cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

The success of our security solution capturing significant market share depends in part on the market’s perception of the integrity of the HUB solution in securely storing, transmitting and processing data. Because our solutions and services are used by our customers to encrypt large data sets that often contain proprietary, confidential and sensitive information (including in some instances personal or identifying information and personal health information), components protected by our products will be perceived by computer hackers as an attractive target for attacks, and our software could face threats of unintended exposure, exfiltration, alteration, deletion or loss of data. Additionally, because many of our customers use our solutions to store, transmit and otherwise process proprietary, confidential, or sensitive information and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our solutions and services than for vulnerabilities in other, less critical, software products and services.

We, and the third-party vendors upon which we rely, have experienced, and may in the future experience, cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. We and our third-party vendors’ technology systems may be damaged or compromised by malicious events, such as cyber-attacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them.

Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Although prior cyber-attacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that future cyber-attacks against our own computer components or components owned by third parties that are protected by our solutions, will not have a material impact on our business or financial results.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of our customers contractually require us to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party customers that are protected by our solutions, we may face direct or indirect liability, costs, or damages, contract termination, our reputation in the industry and with current and potential customers may be compromised, our ability to attract new customers could be negatively affected and our business, financial condition, and results of operations could be materially and adversely affected.

Further, a successful hacking of systems that are protected by our solutions could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new solutions, or services to our customers; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition and future prospects. As our focus and business continues to shift towards cybersecurity, the risk will intensify as more of a premium is placed on our cybersecurity efforts. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We maintain different types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could result in our business, financial condition and results of operations being materially adversely affected. In addition, our cybersecurity risk could be increased as a result of the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia. We implement continuous multi-layered cybersecurity protection for our operations and resources and also have an internal professional group of cybersecurity services to ensure protection against attacks by state actors, including with respect to any new cybersecurity threats that may be presented by the unfolding conflict between Russia and Ukraine.

Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

Our products and solutions have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied to us by third parties. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to detect and correct these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for material damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, there can be no assurance that these costs, liabilities, lags and delays will continue to be immaterial in the future. Any insurance coverage that we maintain may also not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our products and services.

The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We utilize reputable third-party service providers or vendors for all of our IT and communications systems, and these providers could also be vulnerable to harms similar to those that could damage our systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems with our third-party cloud hosting providers could result in lengthy interruptions in our business. In addition, our services and functionality consist of highly technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in our business or the failure of our systems.

We incorporate third-party technologies in our products, which makes us dependent on the providers of these technologies and exposes us to potential intellectual property claims.

Our products and services contain certain technologies that are purchased and/or licensed from other companies. Third-party developers or owners of such technologies may be unwilling to sell to us or enter into, or renew, license agreements with us for the technologies that we need on acceptable terms, or at all. If we cannot purchase these products or obtain licenses to these technologies, we could lose competitive advantage compared to our competitors who are able to license these technologies. In addition, when we obtain licenses for third-party technologies, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us if claims of infringement are asserted against us, or they may be required to indemnify us only up to a maximum amount, and we would be responsible for any costs or damages above such maximum amount. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third-party technologies into our products could materially and adversely affect our business, results of operations and financial condition.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, implementations of our products could be delayed or cancelled, which could harm our business.

Our products must effectively interoperate with our customers’ existing or future IT infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used by our customers’ infrastructure or problematic network configurations or settings, we may need to modify our software or hardware so that our products will interoperate with our customers’ infrastructure and business processes.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our products with our customers’ internal networks and infrastructures, our customers may not be able to fully utilize our services and products, and we may, among other consequences, lose or fail to increase our market share and number of customers and experience reduced demand for our products, and our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Intellectual Property

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our products without compensating us.

We rely primarily on patent, trademark, copyright and trade secrets laws and confidentiality procedures and contractual provisions to protect our technology. As of December 31, 2021, we had owned six registered patents in the United States and one registered patent in Europe, as well as two U.S. patent applications. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until at least 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent rules in the United States may bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. As a result, we may not be able to obtain adequate patent protection or effectively enforce our issued patents.

Despite our efforts to protect our intellectual proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors and customers and generally limit access to and distribution of our proprietary information. However, we cannot guarantee that the steps taken by us will prevent misappropriation of our technology. Policing unauthorized use of our technology or products is difficult. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as the laws of the United States or Israel, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States or Israel. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that we seek to create.

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products. As of the date of this Annual Report, we own eight (8) patents registered in the U.S. and one registered patent in each of Israel and the EU. We have a further three patent applications pending in the United States and one application pending in Israel. We rely on a combination of patent, service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection.

We cannot be sure that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that provides adequate defensive protection or competitive advantages, if at all, or that any patents issued to us will not be challenged, invalidated or circumvented. We may file for patents and trademarks in the United States and other international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, the legal environment relating to intellectual property protection in certain emerging market countries where we may operate in the future is relatively weaker, often making it difficult to create and enforce such rights. Our currently-registered intellectual property and any intellectual property that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We believe that our intellectual property is foundational in the area of Confidential Computing and we intend to enforce the intellectual property portfolio that we have built. Unauthorized parties may attempt to copy or reverse engineer our technology or certain aspects of our products that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our products or technology to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S., Israel or other jurisdictions in which we seek to protect our intellectual property rights.

Any such litigation, whether initiated by us or a third party, could result in substantial costs and diversion of management resources, either of which could adversely affect our business, operating results and financial condition. Even if we obtain favorable outcomes in litigation, we may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering our products or technology.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage, and our business, financial condition and results of operations could be materially adversely affected.

Our intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to be approved, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application or if we are the first party to file such a patent application. The process of securing definitive patent protection can take five or more years. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to some or all of the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent or the timing of any approval or grant of a patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, if our competitors may design around our registered or issued intellectual property, our business, financial condition and results of operations could be materially adversely affected.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Participants in our industry typically protect their technology, especially embedded software, through copyrights and trade secrets in addition to patents. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market, expand to new use cases and face increasing competition. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and could incur other costs.

We may in the future need to initiate infringement claims or litigation in order to try to protect our intellectual property rights. In addition to litigation where we are a plaintiff, our defense of intellectual property rights claims brought against us or our customers or suppliers, with or without merit, could be time-consuming, expensive to litigate or settle, could divert management resources and attention and could force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction and we may also lose the opportunity to license our technology to others or to collect royalty payments. An adverse determination could also invalidate or narrow our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. If any of these events were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Certain of our products contain third-party open-source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products or expose us to other risks.

Our products contain software modules licensed to us by third-party authors under “open source” licenses. From time to time, there have been claims against companies that distribute or use open-source software in their products and services, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open-source software. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as, for example, open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open-source software in a certain manner, HUB could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for HUB.

Although we monitor our use of open-source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that, for example, could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, and our business, financial condition and results of operations could be materially adversely affected.

In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, designs, experiences, workflows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, customers, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, such agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide adequate remedies in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing counterparties and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, customers, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights, and our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Legal and Regulatory Environment

The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

Federal, state and international bodies continue to adopt, enact, and enforce new laws and regulations, as well as industry standards and guidelines, addressing cybersecurity, privacy, data protection and the collection, processing, storage, cross-border transfer and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (“GDPR”), the California Consumer Privacy Act (“CCPA”), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), the UK Data Protection Act 2018, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses, the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications) and the California Privacy Rights Act, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require HUB to expend significant capital and other resources. We could be found to not be in compliance with obligations or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

Compliance with privacy and data protection laws and contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with companies that are not subject to these laws and regulations. For example, GDPR and the UK compliance regime impose several stringent requirements for controllers and processors of personal data and increase our obligations such as, requiring robust disclosures to individuals, establishing an individual data rights regime, setting timelines for data breach notifications, imposing conditions for international data transfers, requiring detailed internal policies and procedures and limiting retention periods. Ongoing compliance with these and other legal and contractual requirements may necessitate changes in services and business practices, which may lead to the diversion of engineering resources from other projects. Additionally, given our overall cash position, liquidity concerns and lack of resources, we may not have sufficient capability to adequately maintain ongoing compliance with all relevant legal and contractual requirements or timely and properly implement new policies and procedures to comply with new and changing laws and regulations.

As a company that focuses on cybersecurity, our customers may rely on our products and services as part of their own efforts to comply with security control obligations under GDPR and other laws and contractual commitments. If our products or services are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer products that meet these standards, we could experience reduced demand for our products or services. There is also increased international scrutiny of cross-border transfers of data, including by the EU for personal data transfers to countries such as the U.S., following recent case law and regulatory guidance. This increased scrutiny, as well as evolving legal and other regulatory requirements around the privacy or cross-border transfer of personal data could increase our costs, restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

Enactment of further privacy laws in the U.S., at the state or federal level, or introduction of new services or products that are subject to additional regulations, as well as ensuring compliance of solutions that we obtained through acquisitions, may require us to expend considerable resources to fulfill regulatory obligations, and could carry the potential for significant financial or reputational exposure to our business, delay introduction to the market and affect adoption rates.

Claims that we have breached our contractual obligations or failed to comply with applicable privacy and data protection laws, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. In addition to litigation, we could face regulatory investigations, negative market perception, potential loss of business, enforcement notices and/or fines (which, for example, under GDPR / UK regime can be up to 4% of global turnover for the preceding financial year or €20 / £17.5 million, whichever is higher).

Failure to comply with applicable economic sanctions laws and regulations could harm our business.

Failure to comply with trade compliance and economic sanctions laws and regulations of the U.S., the EU (including Germany), Israel and the UK and other applicable international jurisdictions could materially adversely affect our reputation and operations.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the EU, His Majesty’s Treasury of the United Kingdom and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations.

While we have taken certain precautions to prevent our solutions from being provided in violation of applicable trade controls laws and regulations, our products may have been in the past, and could in the future be, provided inadvertently, and without our knowledge, in violation of such laws. Violations of U.S. trade controls laws and regulations can result in significant fines or penalties and possible criminal liability for responsible employees and managers, in addition to potential reputational harm.

Any change in export or import regulations, economic sanctions or related laws or regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential end-customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions could adversely affect our business, financial condition, results of operations, and growth prospects.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

As a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the EU and the UK, among others, launched an expansion of coordinated sanctions and export control measures, including:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT);

●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;

●	blocking sanctions against certain Russian businessmen and their businesses, some of which have significant financial and trade ties to the EU;

●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;

●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies and the defense sector;

●	United Kingdom sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia;

●	restrictions on access to the financial and capital markets in the EU, as well as prohibitions on aircraft leasing operations;

●	sanctions prohibiting most commercial activities of U.S. and EU persons in Crimea and Sevastopol;

●	enhanced export controls and trade sanctions targeting Russia’s imports of technological goods as a whole, including tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs and a prohibition on exporting luxury goods to Russia and Belarus;

●	closure of airspace to Russian aircrafts; and

●	ban on imports of Russian oil, liquefied natural gas and coal to the U.S.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the EU, the UK or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. Furthermore, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions.

We must be ready to comply with the existing and any other potential additional measures imposed in connection with the conflict in Ukraine. The imposition of such measures could adversely impact our business, including preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers.

Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As a result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. As a result of the outbreak of the war in Ukraine, we have ceased to conduct any business operations in the region. We may seek to resume operations in the area, dependent on the outcome of the hostilities. While we do not currently have any material operations or business in Russia or Ukraine, depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business, financial condition and results of operations could be materially and adversely affected.

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to a variety of often changing regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, sanction regimes, information security, data privacy and protection, tax, labor and government contracts. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

While we endeavor to implement policies, procedures and systems designed to achieve compliance with these regulatory requirements, there is no assurance that these policies, procedures, or systems will be adequate or that we or our personnel will not violate these policies and procedures or applicable laws and regulations. Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business and damage to our reputation.

Moreover, regulatory requirements are subject to constant updates, modifications and revisions by the authorities adopting and implementing such requirements which result in uncertainty as well as difficulties in planning ahead of time. Adapting our practices, policies and procedures to this ever-changing regulatory environment involves resources and time and requires our regulatory compliance teams to be on the watch for any actual or potential changes and may have an impact on our ability to pursue business opportunities and anticipate the future results.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000, and other anti-corruption, anti-bribery laws and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and generally prohibit companies and their employees and agents from directly or indirectly promising, authorizing, making, offering, soliciting, or receiving improper payments of anything of value to or from government officials or others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Although we have internal policies and procedures, including a code of ethics and proper business conduct, reasonably designed to promote compliance with anti-bribery laws, HUB cannot be sure that our employees or other agents will not engage in prohibited conduct and render HUB responsible under the FCPA, the U.K. Bribery Act or any similar anti-bribery laws in other jurisdictions. Noncompliance with these laws could subject HUB to investigations, sanctions, settlements, prosecutions, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, collateral litigation, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, results of operations and financial condition.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations, including laws governing the hazardous material content of our products, laws relating to real property and future expansion plans and laws concerning the recycling of Electrical and Electronic Equipment (“EEE”). The laws and regulations to which HUB may be subject to include the EU RoHS Directive, EU Regulation 1907/2006 — Registration, Evaluation, Authorization and Restriction of Chemicals (the “REACH Regulation”) and the EU Waste Electrical and Electronic Equipment Directive (the “WEEE Directive”), as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we may in the future be subject to these laws and regulations.

The EU RoHS Directive and the similar laws of other jurisdictions ban or restrict the presence of certain hazardous substances such as lead, mercury, cadmium, hexavalent chromium and certain fire-retardant plastic additives in electrical equipment, including our products. HUB attempts to comply with these laws, including research and development costs, costs associated with assuring the supply of compliant components and costs associated with writing off scrapped noncompliant inventory. HUB expects to continue to incur costs related to environmental laws and regulations in the future.

As part of the Circular Economy Action Plan, the European Commission amended the EU Waste Framework Directive (“WFD”) to include a number of measures related to waste prevention and recycling, whereby HUB may be responsible for submitting product data to a database of hazardous substances established under the WFD and managed by the European Chemicals Agency. HUB may incur costs to comply with this new requirement.

The EU has also adopted the WEEE Directive, which requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Although currently our EU international channel partners may be responsible for the requirements of this directive as the importer of record in most of the European countries in which we sell our products, changes in interpretation of the regulations may cause us to incur costs or have additional regulatory requirements in the future to meet in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with these and future environmental rules and regulations could result in reduced sales of our products, increased costs, substantial product inventory write-offs, reputational damage, penalties and other sanctions.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in our company if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which our corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that our corporate social responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, financial condition and prospects.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations, fines and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition and prospects.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the State of Israel has implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981. In addition, the California Consumer Privacy Act of 2018, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches has increased the likelihood, and risks associated with data breach litigation. The CCPA increases our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states, including in Utah, Connecticut, Virginia, and Colorado. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023 and significantly amends the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may also be required. In the event that we are subject to or affected by Israeli data protection laws, the CCPA, the CPRA or other domestic or foreign privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States In July 2020, the Court of Justice of the EU, or CJEU limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the United States and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business, financial condition and prospects.

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the U.S. have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to such actions of activist shareholders also could affect the market price of our securities.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which investors may disagree.

As of July 31, 2023, our directors, executive officers and significant shareholders owned approximately 29.94% of the voting power of our outstanding ordinary shares, and approximately 32.59% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of July 31, 2023. The interests of these shareholders may differ from the interests of other shareholders and may present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders may at any time hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for our ordinary shares as part of a sale of us to a third party.

We may be required to indemnify our directors and officers in certain circumstances.

Our Articles of Association that became effective upon the closing of the Business Combination (“the “Articles”) allow us to indemnify, exculpate and insure our directors and senior officers to the fullest extent permitted under the Israeli Companies Law. As such, we have entered into agreements with each of our directors and senior officers to indemnify, exculpate and insure them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements generally provide that HUB will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as directors or senior officers:

●	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

●	Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

o	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

o	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

●	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

●	in an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

●	in a criminal action in which the director or senior officer is found innocent, or

●	in a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

We are subject to a number of securities class actions and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

From time to time, we are subject to litigation or claims that could negatively affect our business operations and financial position. We and certain of our directors and officers have been named as defendants in a number of lawsuits that could cause us to incur unforeseen expenses, service disruptions, and otherwise occupy a significant amount of our management’s time and attention, any of which, if determined adversely to us, could have a material adverse impact on our business, financial condition, results of operations, cash flows, growth prospects and reputation.

For additional information on these class action and other lawsuits and for information concerning additional litigation proceedings, please refer to Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings.”.

We also from time to time receive inquiries and subpoenas and other types of information requests from government regulators and authorities and we may become subject to related claims and other actions related to our business activities. While the ultimate outcome of investigations, inquiries, information requests and related legal proceedings is difficult to predict, such matters can be expensive, time-consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, reputational harm or costs and significant payments, any of which could negatively affect our business operations and financial position.

Our current and future cash balances and investment portfolio may be adversely affected by market conditions and interest rates.

We currently have limited cash resources and liquidity. As our business grows, we anticipate having larger reserves of cash in the future. As such we expect to maintain balances of cash and cash equivalents for purposes of acquisitions and general corporate purposes. While we do not currently hold any marketable securities, there is no guarantee that we will not maintain marketable securities in the future. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency downgrades that may impair their value, or unexpected changes in the financial markets’ healthiness worldwide. In addition, in case we hold liquid investments in the future and would like to liquidate some of our investments and turn them into cash, we will be dependent on market conditions and liquidity opportunities, which may be impacted by global economic trends.

Risks Related to Being a U.S. Listed Public Company

We will continue to incur increased costs as a result of operating as a U.S. listed public company, and our management will need to devote substantial time to new compliance initiatives.

As a newly public company subject to reporting requirements in the United States, we are incurring significant legal, accounting and other expenses that we did not incur prior to completing the Business Combination and listing in the United States, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and have made some activities to be more time-consuming and costly. Further, as a result of the Internal Investigation discussed above, we failed to timely file this Annual Report. As a result the preparation and filing of this Annual Report was exceedingly time consuming and costly for us and we cannot be certain that similar situations would not occur in the future. Additionally continued delinquency in future filings could lead to the SEC instituting administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our ordinary shares. The increased costs will likely increase our net loss in the short term. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain and maintain our director and officer liability insurance and we may ultimately be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities has and may continue to fluctuate significantly due to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the combined company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If we fail to remediate our material weaknesses or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As discussed above, in connection with the review of our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are also continuing to try to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with IFRS, we believe certain non-IFRS measures and key metrics may be useful in evaluating our operating performance. We present certain non-IFRS financial measures and key metrics in this Annual Report and intend to continue to present certain non-IFRS financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-IFRS financial measures and key metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.

While we are in the process of implementing remediation measures to address the material weaknesses identified by our management, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional material weaknesses or other weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we will be required to include in our second annual report that we file with the SEC and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the second annual report following the completion of the Business Combination. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, while we remain an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

We continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we cannot properly remediate our material weaknesses and develop our internal controls, or identify additional material weaknesses it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause a decline in the price of our ordinary shares.

As a result of our business combination with a special purpose acquisition company, regulatory obligations may impact us differently than other publicly traded companies.

On February 28, 2023, we completed the Business Combination with RNER, a special purpose acquisition company, or SPAC, pursuant to which, on March 1, 2023, we became a publicly traded company in the United States. As a result of this transaction, regulatory obligations have, and may continue, to impact us differently than other publicly traded companies. For instance, the SEC and other regulatory agencies may issue additional guidance or apply further regulatory scrutiny to companies like us that have completed a business combination with a SPAC. Managing this regulatory environment, which has and may continue to evolve, could divert management’s attention from the operation of our business, negatively impact our ability to raise additional capital when needed or have an adverse effect on the price of our ordinary shares and warrants.

Risks Related to Ownership of Our Ordinary Shares and Warrants

The market price and trading volume of our ordinary shares and warrants on Nasdaq may be volatile and could decline significantly.

The stock markets, including Nasdaq on which we have listed our ordinary shares and warrants under the symbols “HUBC,” “HUBCW” and “HUBCZ,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants has already and may continue to fluctuate and cause significant price variations to occur. The market price of our ordinary shares has already declined significantly in the limited period in which our securities have been trading on Nasdaq and if it declines further, you may be unable to resell your ordinary shares or warrants at or above the market price of the ordinary shares and warrants as of the date of this Annual Report. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report or any additional filing that we make with the SEC;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, gross margin, Adjusted EBITDA, results of operations, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	regulatory inquiries or investigations resulting from our previously disclosed Internal Investigation;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

●	publication of research reports about us;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to is;

●	commencement of, or involvement in, litigation involving HUB;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

We must adapt our financial and disclosure systems and operations to meet the standards required for a company traded on Nasdaq and subject to U.S. securities regulations.

We are an Israeli company whose shares and warrants only recently began trading in the United States. Prior to the consummation of the Business Combination, our shares were traded on the TASE. Our accounting policies, corporate governance systems and compliance programs have been geared toward maintaining the standards that are applicable to Israeli companies. These standards differ, in some cases materially, from the standards that must be maintained by companies whose shares are traded on the Nasdaq and who are subject to rules and regulations of the SEC. Reworking our accounting, regulatory and compliance systems will require significant management attention in the several quarters following the Business Combination. Our failure to properly comply with these rules and regulations may attract regulatory attention, and result in fines, negative publicity and the loss of investor confidence. Any of these results may have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. HUB’s management bases its estimates on various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. These could cause HUB’s operating results to fall below the expectations of securities analysts and investors, resulting in a decline in HUB’s stock price. Significant assumptions and estimates used in preparing HUB’s consolidated financial statements include those related to revenue recognition, valuation of inventory, accounting for business combination, contingent liabilities and accounting for income taxes.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between forecasted and actual tax rates.

We conduct business in several countries and is subject to taxation in many of such jurisdictions. The taxation of HUB’s business is subject to the application of multiple and sometimes conflicting tax laws and regulations, as well as multinational tax conventions. HUB’s effective tax rate will depend upon the geographic distribution of its worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and the effectiveness of its tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation and the evolution of regulations and court rulings. Consequently, tax authorities may impose tax assessments or judgments against HUB that could materially impact its tax liability and effective income tax rate.

The Organization for Economic Co-operation and Development (“OECD”), an international association comprised of 37 countries, including the United States, has issued and continues to issue guidelines and proposals that change various aspects of the existing framework under which HUB’s tax obligations are determined in many of the countries in which it does business. Due to HUB’s international business activities, any changes in the taxation of such activities could increase its tax obligations in many countries and may increase its worldwide effective tax rate.

We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your HUB ordinary shares for a price greater than the price you paid for them.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on the HUB ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. “See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Taxation” for additional information.

Our actual financial results may differ materially from any guidance we may publish from time to time.

We may, from time to time, provide guidance regarding our future performance that represents our management’s estimates as of the date such guidance is provided. Any such guidance would be based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature and it can be expected that some or all the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Our ability to meet any forward-looking guidance is affected by a number of factors, including, but not limited to, our ability to complete our certain projects and business initiatives in a timely manner, changes in operating costs, the availability of financing on acceptable terms, changes in policies and regulations, the availability of raw materials, as well as the other risks to our business described in this “Risk Factors” section. Our revenues from individual customers may also fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. Therefore, if our projected sales do not close before the end of the relevant quarter, our actual results may be inconsistent with our published guidance. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material. Investors should also recognize the reliability of any forecasted financial data diminishes the farther into the future the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares or warrants adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares and warrants will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, the analysts who publish information about our ordinary shares and warrants have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We qualify as an emerging growth company within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our business, financial condition, results of operations, growth prospects and reputation.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. We qualify as a foreign private issuer under the Exchange Act, and consequently we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although it is subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a company incorporated in Israel, even though we delisted our securities from the TASE, the Israeli Securities Law shall continue to apply and we shall still be subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. We have petitioned the Israeli Securities Authority to cease our reporting requirements in Israel, given that we are no longer traded on the TASE, but the outcome of such petition remains uncertain and we may be forced to continue reporting pursuant to Israeli law requirements. In addition, as a company incorporated in the State of Israel, regardless of the outcome of the petition to cease our reporting requirements in Israel, we will remain subject to the jurisdiction of the ISA and subject to provisions of the Companies Law that apply to all Israeli incorporated companies.

Our Articles provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act (for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Articles. If a court were to find these provisions of the Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, results of operations, growth prospects. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the Articles described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

Our ordinary shares and warrants are currently listed on Nasdaq under the symbols “HUBC,” “HUBCW” and “HUBCZ,” respectively. Unlike an underwritten initial public offering of the HUB securities, the initial listing of our securities as a result of the Business Combination did not benefit from the following:

●	the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

●	underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

●	underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. Further, in an underwritten initial public offering, the use of projections and forecasts in the offering documentation, if used at all, is heavily scrutinized as part of the underwriters’ due diligence. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Investors must rely on the information in this Annual Report and our other public filings and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertook a certain level of due diligence, it is not necessarily the same level of due diligence that would have been undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in our filings with the SEC.

In addition, because there were no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the closing of the Business Combination, there was no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities did not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There were no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the closing of the Business Combination. Moreover, neither HUB nor RNER engaged in, nor did they, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that are outstanding immediately following the closing of the Business Combination. In addition, since we became public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares or warrants. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities has resulted and could continue to result in a more volatile price for the our securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we had become a U.S. publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination. Further, the lack of such processes in connection with the listing of our securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price of our securities during the period immediately following the listing than in connection with an underwritten initial public offering.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of our ordinary shares and warrants.

We currently have 98,110,712 ordinary shares outstanding as of July 31, 2023, most of which are freely tradable securities. In addition, we also have warrants outstanding to purchase up to an aggregate of 34,078,857 of our ordinary shares as well as 14,892,845 shares reserved for issuance upon the exercise of outstanding employee share options and the vesting of outstanding restricted share units. We may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities or take out loans convertible into equity securities. We may also issue additional HUB ordinary shares or other equity securities of equal or, subject to applicable law, of senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional HUB ordinary shares or other equity securities of equal or, subject to any applicable law, senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in HUB will decrease;

●	the amount of cash available per share, including for payment of any dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our ordinary shares may decline.

We may also seek additional capital through debt financings. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens or to redeem shares or declare dividends, that could adversely affect our ability to conduct our business.

Future resales of our ordinary shares may cause the market price of our ordinary shares and warrants to drop significantly, even if our business is doing well.

Certain equity holders of RNER entered into the Sponsor Support Agreement with us. Pursuant to the Sponsor Support Agreement such RNER equity holders have agreed that, for a period of 9 months after the Closing Date, they will not transfer any of our ordinary shares, subject to certain limited exceptions.

Further, concurrently with the execution of the Business Combination Agreement, certain of our equity holders and certain equity holders of RNER entered into the Registration Rights Agreement, providing such holders with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by us.

Upon expiration of the applicable lockup periods set forth in the Sponsor Support Agreement and upon the effectiveness of any registration statement we file pursuant to the above-referenced Registration Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, our shareholders may sell large amounts of ordinary shares and warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our ordinary shares or warrants or putting significant downward pressure on the price of our ordinary shares or warrants. Additionally, downward pressure on the market price of our ordinary shares or warrants likely will result from sales of our ordinary shares issued in connection with the exercise of warrants. Further, sales of our ordinary shares or warrants upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of our ordinary shares or warrants could have a tendency to depress the price of our ordinary shares or warrants, respectively, which could increase the potential for short sales.

Additionally, we agreed with the PIPE Investors to register the PIPE Shares on a resale registration statement following the closing of the Transactions. To date, we have completed $4 million of the $50 million of the expected PIPE Financing, and, while we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if we will be able to receive the remaining PIPE funds. Should any or all of the PIPE investment be completed we will be required to register the shares that we issue to them. Once registered, these shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of RNER’s or our “affiliates” as such term is defined in Rule 144 under the Securities Act. This additional liquidity in the market for our ordinary shares may lead to downward pressure on the market price of our ordinary shares.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC in 2022. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our and our subsidiaries’ income, composition or composition of assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and our warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of our stock, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us, or any of our subsidiaries, if we or such subsidiary is a “controlled foreign corporation.” If, as expected, we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

As a result of the Business Combination, the IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we, given our incorporation and tax residency in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income in the same manner as any other U.S. corporation and certain distributions made by us to holders that are not U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, we do not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a non-U.S. corporation for U.S. federal income tax purposes, we and certain of our shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate and future withholding taxes on certain of our shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if our classification as a non-U.S. corporation is not respected.

Risks Related to Our Incorporation and Operations in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. On the military front, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our business, financial condition, results of operations and growth prospects. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and growth prospects.

Further, the Israeli Government recently adopted the beginning stages of a broad judicial reform in Israel. In response, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the judicial reform, if adopted, may negatively impact the business environment in Israel including due to the reluctance of foreign investors to invest or conduct business in Israel, as well as increased currency fluctuations, downgrades in credit rating, increased interest rates, increased inflation affecting payroll and other NIS based costs, increased volatility in securities markets, reduced corporate rating by rating agencies to Israeli companies, unfavorable terms for any fundraising through debt and/ or equity financial vehicles, civil unrest and other changes in macroeconomic conditions. Actual or perceived political or judicial instability in Israel or any negative changes in the political environment may adversely affect the Israeli economy and financial condition, which may include, among other things, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could in turn adversely affect our business, financial condition, results of operations, growth prospects, the market price of our shares, our ability to raise additional funds and the terms we will achieve for any such fundraising, if deemed necessary by our management and board of directors.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

As a public company incorporated in Israel, we may become subject to further compliance obligations and market trends or restrictions, which may strain our resources and divert management’s attention.

Being an Israeli company publicly traded in the United States and being subject to both U.S. and Israeli rules and regulations may make it more expensive for us to obtain directors and officers liability insurance, and we may be required to continue incurring substantially higher costs for reduced coverage. In addition, as a company that had publicly offered securities in Israel via prospectus, even though we were approved by the Israeli court and delisted from the TASE, the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) shall continue to apply and we shall still be subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on its audit committee, and qualified executive officers. In accordance with the provisions of the Companies Law, approval of our directors and officers insurance is limited to the terms of our duly approved compensation policy, unless otherwise approved by our shareholders.

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares.

Certain provisions of Israeli law and the Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for the HUB ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law requires special approvals for certain transactions involving a company with its directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	Our Articles divide our directors into three classes, each of which is elected once every three years;

●	Our Articles require that any amendment thereto will be approved by our board of directors, in addition to by a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders;

●	Our Articles do not permit a director to be removed except by a vote of the holders of at least 65% of the outstanding shares entitled to vote at a general meeting of shareholders; and

●	Our Articles provide that director vacancies may be filled by the board of directors.

Further, Israeli tax considerations may make certain transactions undesirable to HUB or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires the tax becomes payable even if no disposition of the shares has occurred. See the section titled “Taxation — Taxation of Our Shareholders.”

Provisions of Israeli law and the Articles may delay, prevent or make difficult an acquisition of HUB, prevent a change of control, and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation, to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make an acquisition of HUB, which could prevent a change of control and, therefore, depress the price of our shares.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect our business.

Certain tax benefits that may be available to us, if obtained, would require us to continue to meet various conditions and such benefits may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law”. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled or discontinued, our Israeli taxable income may be subject to Israeli corporate tax rates of 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, or if it was obtained by fraud or in absence of due process, or if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, at the time the foreign action was brought.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares are governed by the Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power under the articles of association to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The Articles provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the combined company’s ordinary share price, which could cause the price of our shares to fall and shareholders to lose some or all of their investment.

We may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and would not have an immediate impact on our liquidity, the fact that we may report charges of this nature could contribute to negative market perceptions of us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by our business or by virtue of the us obtaining additional debt financing. Accordingly, any of our shareholders could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

For example, as of December 31, 2022, we identified indicators of impairment for the assets acquired from Legacy since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, as of December 31, 2022 we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, the Company recorded an impairment loss of $8,738 thousand for the assets acquired from Legacy. In addition, during 2022 we also recorded an impairment in our investment in ALD and Comsec in the amount of $5,416 thousand and $9,202 thousand, respectively.

Item 4. Information on the Company.

A. History and Development of the Company

HUB Security began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and is engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security TLV Ltd. (“HUB TLV”) was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with deep experience and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. On February 28, 2021, HUB TLV and ALD signed a share swap merger agreement, pursuant to which HUB Cyber Security Ltd. became a wholly owned subsidiary of HUB Security (formally ALD following a name change) and the shareholders of HUB TLV owned 51% of HUB Security’s issued and outstanding share capital (the “ALD Merger”). The ALD Merger was completed on June 21, 2021. Following the merger with ALD, we have developed unique technology and products in the field of Confidential Computing, and we intend to be a significant player in the industry by providing effective cybersecurity solutions for a broad range of government entities, enterprises and organizations. We currently operate in several countries and provide innovative cybersecurity computing appliances as well as a wide range of cybersecurity professional services. We are registered with the Israeli Registrar of Companies. Our registration number is 511029373.

Corporate Information

Our website address is www.hubsecurity.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

The main address of our principal executive offices is 17, Rothchild St., Tel Aviv, Israel and our telephone number is +972-3-924-4074. Our agent for service of process in the U.S. is Puglisi & Associates, 850 Library Avenue, Newark, Delaware 19711. For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

Business Combination

On March 23, 2022, we entered into the Merger Agreement with RNER and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on February 28, 2023, RNER became a wholly owned subsidiary of HUB Security and our Ordinary Shares and Warrants started to trade on the Nasdaq Global Market and Nasdaq Capital Market under the ticker symbols “HUBC,” “HUBCW” and “HUBCZ,” respectively on March 1, 2023.

Internal Investigation

On August 15, 2023, the Special Committee (the “Special Committee”) of the board of directors (the “Board”) of HUB Security, comprised of independent directors Ilan Flato and Nuriel Kasbian Chirich, announced that it had substantially completed its independent internal investigation (the “Internal Investigation”) into, among other matters, the issues disclosed in the Company’s previously announced Report on Form 6-K dated April 20, 2023.

The Board authorized the Special Committee to review documents, records and information of the Company, and to conduct interviews as the Special Committee deemed appropriate in order to conduct the Internal Investigation. In addition to investigating potential misconduct involving Eyal Moshe (our former Chief Executive Officer and President of U.S. Operations and former member of our board of directors) and Ayelet Bitan (former Chief of Staff), the Special Committee also conducted a review of the Company’s financial department and relevant policies, procedures and internal controls.

In conducting the Internal Investigation, the Special Committee and its advisors reviewed documents collected from various custodians, interviewed witnesses and performed forensic accounting and data analytics testing, including an examination of the Company’s financial records.

The Special Committee believed that it found sufficient evidence to support the following findings as a result of the Internal Investigation:

A.	Misappropriation by Eyal Moshe and Ayelet Bitan. Mr. Moshe and Ms. Bitan misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582,000) for use in renovations of their private residence and other personal expenses.

B.	Payments to one of the Controllers. One of the controllers, with the permission of Mr. Moshe, used Company credit cards for personal use in the amount of approximately NIS 400,000 (approximately $110,000). These personal expenses were neither factored into the controller’s payroll nor properly documented in the Company’s financial books and records. Additionally, Mr. Moshe approved a bonus of NIS 250,000 to the controller. However, this bonus was not paid to the controller but instead was paid to a third-party at the controller’s direction.

C.	Payments to Contractors. In certain instances, Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) approved budget and expense reports.

Board Actions in Response to the Special Committee’s Findings

In light of the Special Committee’s findings, the Board has taken and has directed the Company to take action to implement significant remedial measures. Mr. Moshe was formally terminated as an employee of the Company as of July 24, 2023 and resigned from the Board on August 15, 2023. Additionally, the Company has commenced a legal action in Israel against Ms. Bitan to dispute her requests for severance payments in accordance with Israeli law. The Company is also evaluating all available options under applicable law to recover damages associated with Mr. Moshe’s and Ms. Bitan’s conduct.

The Company has commenced termination proceedings against the controller in accordance with Israeli law and is evaluating all available options under applicable law to recover inappropriately paid sums to such individual.

The Company is also in the process of developing and implementing a number of additional remedial measures to enhance internal controls over financial reporting and disclosure controls. The Company and its independent auditors have determined that no restatement of the Company’s previously issued financial statements is necessary or appropriate.

The Company is reporting in this Annual Report material weaknesses in internal controls over financial reporting related to these matters and also is reporting that its disclosure controls and procedures were not effective.

The Special Committee may continue to perform certain additional investigative steps if necessary or additional relevant information is discovered.

The events described above regarding the Special Committee and Internal Investigation are the subject of possible regulatory review and expose the Company and its directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the ISA, SEC, Nasdaq and/or DOJ. The Company has provided certain information and documentation to certain regulatory authorities and is prepared to respond to any regulatory inquiry it may receive. The Company’s management and its Board do not currently believe there are any impacts on the Company’s financial statements. If the Company were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on the Company’s business, financial position and results of operations.

Director Resignation

On August 15, 2023, Eyal Moshe tendered his resignation from our board of directors and from any positions he held in the Company or any of its subsidiaries, effective immediately.

Delinquency Notices

On May 19, 2023, the Company received a letter from the Listing Qualifications Department of the Nasdaq indicating that, since the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as previously reported by the Company on a Form 12b-25, it no longer complies with Nasdaq Listing Rule 5250(c)(1) for continued listing.

On June 9, 2023, the Company received a letter from the Listing Qualifications Department of the Nasdaq indicating that the Company’s ordinary shares are subject to potential delisting from Nasdaq because, for a period of 30 consecutive business days, the bid price of the Company’s ordinary shares has closed below the minimum $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”). The Nasdaq notice indicated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company will be provided 180 calendar days, or until December 6, 2023, to regain compliance. If, at any time before December 6, 2023, the bid price of the Company’s ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq staff will provide written notification that the Company has achieved compliance with the Bid Price Rule. If the Company fails to regain compliance with the Bid Price Rule before December 6, 2023, the Company may be eligible for an additional 180-calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. In the event the Company is not eligible for the second grace period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting.

Liquidity

As a result of liquidity and cash flow concerns that have arisen due to the ongoing investigation and the delay in the filing of this Annual Report, along with other factors related to the Company’s business operations, the Company faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The significant uncertainty regarding the Company’s liquidity and capital resources, its ability to repay its obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Annual Report. The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities, negotiations with the Company’s creditors and other capital raising efforts.

Following the filing of this Annual Report, the Company expects to be able to obtain additional sources of debt and equity financing, together with additional revenues from new business opportunities and has engaged with potential investors with regards to such financing alternatives. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences to the Company’s business, financial condition, results of operations and growth prospects.

B. Business Overview

In this section “we,” “us”, “our” and “HUB” refer to HUB Security.

Overview

HUB Security focuses on two symbiotic lines of business – Confidential Computing and Cyber Security Professional Services – a trusted advisor to its customers. The symbiotic connection between the two offerings is deeply rooted in the company’s strategy.

Traditional Approaches to Cybersecurity

Traditional cybersecurity technologies operate as a collection of unique purpose-built systems and components that mitigate different threats and risks within a network. All of these systems are being operated by expanding costly IT and cyber teams within organizations. Most organizations today have sophisticated methods for protecting data at rest (encrypted in storage), and data in transit (encrypted in transit). However, traditional approaches to cybersecurity do not address vulnerabilities to data in use, (when applications and data are processed). As a result, most companies are exposed to hacks by commercially available tools and techniques, even after investing heavily in perimeter defenses.

This common vulnerability of systems to exploit by hackers has been exacerbated by the recent shift to remote work and the increase in cell phone access to networks. This shift allows even simple devices such as phones, tablets and laptops to access networks and receive sensitive data. The connection of these simple devices to a network has created a network perimeter that is almost indefensible by traditional cybersecurity systems.

Confidential Computing

Confidential Computing is emerging as the ultimate solution for cyber protection as it assumes that a computer has already been infiltrated by hackers and that an administrator’s credentials have been compromised. HUB’s zero trust Confidential Computing systems protect data and applications by running them within secure enclaves that are governed by policies and managed with strict, rules-based filters to prevent unauthorized access to the processor as well as by and between microservices. This unique approach ensures data security, regardless of the vulnerability of the computing infrastructure.

Confidential Computing places the network system into a “bunker” or trusted execution environment, and maintains strict control over how the system is accessed, and does not require any changes in the network operations which would otherwise be required by traditional cybersecurity solutions. More importantly, Confidential Computing allows data to remain encrypted at all times, even while in use and being processed. According to the Everest Group, the Confidential Computing market is expected to grow by up to 90-95% each year through 2026 and will help to mitigate the threat of data breaches.

The potential benefits of Confidential Computing are immense, including data protection, ensuring security on data in use in the cloud, protecting intellectual property, allowing safe collaboration with external organizations on cloud, eliminating concerns over selecting cloud providers and protecting data processes for edge computing environments, such as IoT. HUB’s zero trust Confidential Computing has a key strength in that it can minimize the vulnerability of data for all of these use cases by protecting data in use, that is, during processing or runtime.

Our Business

HUB was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with deep experiences and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. HUB has developed unique technology and products in the field of Confidential Computing, and it intends to be a significant market participant providing effective cybersecurity solutions for a broad range of government entities, enterprises and organizations. On February 28, 2021, HUB and ALD, a leading provider of quality and reliability certification training and services, signed a share swap merger agreement, pursuant to which HUB became a wholly owned subsidiary of ALD and the shareholders of HUB owned 51% of ALD’s issued and outstanding share capital. The ALD-HUB Merger was completed on June 21, 2021 (ALD later changed its name to HUB Cyber Security (Israel) Ltd. and later to HUB Cyber Security Ltd.)

Today, HUB operates in several countries providing innovative cybersecurity computing solutions as well as a wide range of cybersecurity and reliability, availability, maintainability and safety (RAMS) professional services. Its zero trust Confidential Computing product has received positive initial market feedback, with detailed discussions held with interested parties in Israel, EMEA, APAC and the United States, including well established companies in the telecommunications, insurance and technology sectors.

HUB’s management team includes, amongst others, Major-General (Ret.) Uzi Moskovich (CEO, former head of the Cyber Communications and Defense Division of the Israel Defense Forces), Andrey Iaremenko (founder and Chief Technology Officer with over 13 years of experience in the elite Unit 8200 of the Israeli Defense Forces), Hugo Goldman (Chief Financial Officer with over 25 years of experience as a Chief Financial Officer, including serving as CFO of several technology based companies), Osher Partok Rheinisch (Chief Legal, Compliance and Data Protection Officer with over 20 years of experience), and Alon Saban (EVP of Cybersecurity with 23 years’ experiences in national cybersecurity agencies)

For the years ended December 31, 2022 and 2021, HUB and its divisions generated $80 million and $33 million of revenue, respectively, including one customer that contributed more than 10% of HUB’s total consolidated revenue in the year ended December 31, 2022. For the year ended December 31, 2022, the revenue HUB generated from each of the geographic markets in which it operates (Israel, America, Europe and Asia Pacific) amounted to $76,127 thousand, $339 thousand, $2,983 thousand and $294 thousand, respectively. For the year ended December 31, 2021, the revenue HUB generated from each of the geographic markets in which it operates (Israel, America, Europe and Asia Pacific) amounted to $31,049 thousand, $680 thousand, $755 thousand and $36 thousand, respectively.

HUB is a cybersecurity product company that also offers complementary trusted advisory and professional service facilitating cyber risk assessment, cyber risk mitigation, cyber incident response, quality reliability and safety of critical systems. HUB’s management believes that HUB has great potential for growth and the ability to handle large and complex projects for governments and organizations by providing reliable cybersecurity solutions for the sensitive data and critical infrastructure of these entities.

HUB will seek to capture a leading position in the cybersecurity market, based on two major strategies:

a)	Focus on continuing the development of HUB’s Confidential Computing solutions to ensure HUB is able to meet the demands of an evolving and growing market.

b)	Achieve rapid growth and market penetration through industry collaborations and mergers and acquisitions that can give HUB access to large clients and integration capabilities, in order to put HUB at the top of the value chain.

Since the start of 2021, HUB has completed two acquisitions of cybersecurity consulting services and distribution companies. This has provided HUB with an established and trusted customer base, including governmental agencies and enterprises that are prime targets for its Confidential Computing approach. As part of its business strategy, HUB is also considering additional acquisition targets, particularly those in the United States.

HUB intends to leverage the acquired companies’ professional services, expert knowledge and understanding of customers’ need to upsell its cybersecurity solution. In addition, HUB intends to use its technological abilities to transform the acquired companies’ services into products that can be sold widely, thereby accelerating HUB’s revenue growth and increasing shareholder value.

Market Opportunity

Ever Growing Demand for Cybersecurity Consulting Services

The cybersecurity market continues to grow due to increased risks of breach and regulatory pressure. New or enhanced regulations like the NIS2 directive, privacy regulations like the GDPR and the newly enacted SEC disclosure rules that will require companies to disclose cyber incidents are expected to drive growth to bigger heights. According to estimates, the market of cybersecurity services (estimated towards $100 billion worldwide) continues to grow at an annual rate of around 10% CAGR.

As a result the demand for cybersecurity consulting services increased as well and with a shortage of people entering the cybersecurity market, our Professional Services department is positioned well for growth having served the market for over 30 years in this space and having updated our services and offerings to meet the new increased demands.

Demand for Effective Cybersecurity Solutions

According to the Official Cybercrime Report published by Cybersecurity Ventures, global cybercrime costs are expected to reach $10.5 trillion USD annually by 2025, up from $3 trillion in 2015. Based on a 2021 Sophos report, average total cost of recovery from a ransomware attack has more than doubled in a year, increasing from $761 thousand in 2020 to $1.85 million the following year. In addition, Gartner has reported that the world-wide spending on cyber-defense grew at an annual rate of 12% in 2021 to $150 billion. According to CSO Online and IBM, in 2020, large enterprises spent on average 11% of their IT budgets on cybersecurity at an average cost of $2,000 per employee.

Despite increased spending on cybersecurity, the number and frequency of malicious attacks continues to grow. This means a new approach is needed to offer effective cybersecurity protection. Organizations are facing massive challenges as they attempt to manage and secure the explosion of data created within their organizations, which are in part created by remote environments. This, coupled with the lack of visibility across dispersed networks and growing migration to the cloud, has increased the risk of cyber-attacks.

According to Thoughtlab, the average number of attacks and breaches rose sharply in 2021 — the number of incidents rose 15.1%, while the number of material breaches increased 24.5%. These figures may be underestimated because some organizations may fail to detect and under-report attacks. According to Gartner, enterprises trying to defend against those cyber threats have as many as 46 cybersecurity tools.

Healthcare breach costs have been the most expensive industry for 12 years. Material breaches — those generating a large financial loss, compromising many records or having a significant impact on business operations — increased even more, by 24.5% from 2020 to 2021.

This means that the traditional approach and tools for cybersecurity are not effective. In addition, under the current macroeconomic environment, enterprises are facing increasing pressure to control their spending and thereby rethink the strategy to cybersecurity protection. Top executives in enterprises are consistently looking for more cost effective options to secure their companies, and chief information security officers are playing an increasingly important role in business operations.

According to Gartner’s top eight cybersecurity predictions for 2022-23, 80% of enterprises will adopt a strategy to unify web, cloud services and private application access from a single vendor’s security service edge platform by 2025. Similarly, enterprises are most likely to look for a consolidated and stronger cybersecurity solution, a solution offering a more holistic protection instead of accumulating more tools and related costs.

In the meantime, global cybersecurity regulators are strengthening their standards for data security and encryption. In a recently published report, Gartner indicates that through 2023, government regulations requiring organizations to provide consumer privacy rights will cover 5 billion citizens and more than 70% of global GDP. However, more needs to be done to mitigate cybersecurity threats, especially in the post-pandemic work environment.

According to Forbes, this growing issue of cybersecurity protection is affecting a wide range of industries, from healthcare and financial services to decentralized finance (“DeFi”). Emerging technologies such as artificial intelligence (“AI”) and machine learning (“ML”) are also expected to become increasingly important to prevent widespread attacks in vulnerable industries and to secure business operations.

In particular, HUB believes that there are two mega markets — edge computing and 5G, with a combined value of over $500 billion as of 2023 according to KPMG, that urgently require more effective cybersecurity protections. According to IDC, worldwide spending on edge computing is expected to reach $176 billion in 2022, an increase of 14.8% over 2021. Enterprise and service provider spending on hardware, software and services for edge solutions is forecasted to sustain this pace of growth through 2025, by when the spending is expected to reach approximately $274 billion. In addition, according to Gartner, 75% of data will be generated outside a traditional centralized data center or cloud by 2025 (as compared to 10% in 2019). It is also expected that the global edge computing market will increase from approximately $3.6 billion in 2020 to $15.7 billion by 2025. On the other hand, the AI market is expected to reach $266.92 billion by 2027. Gartner believes that by 2025, approximately half of the large organizations will implement privacy enhancing computation to process data in untrusted environments as well as implement multiparty data analytics solutions.

The Confidential Computing Market

Almost all of the leading technology companies are coming to recognize that Confidential Computing is a powerful trend and are investing heavily to provide their networks with this enhanced protection. They are also educating the market on the advantages of Confidential Computing.

With a projected market size of $54 billion by 2026, the long-term growth prospects for confidential computing are robust. In addition, the average data breach costs enterprises $4.35 million.

According to the Everest Research Group, although adoption of Confidential Computing is nascent, its potential is tremendous for both the enterprises that are adopting it and the technology and service providers that are enabling it. Everest estimates that the Confidential Computing market will reach $54 billion by 2026.

Their research also shows the following characteristics of the Confidential Computing market:

The Confidential Computing market is poised for exponential growth.   Total Addressable Market (“TAM”) for Confidential Computing in 2021 was about $2 billion. The Confidential Computing market is expected to grow at a CAGR of at least 40 – 45% and up to 90 – 95% through 2026. Cyber risks, regulations, and avenues for incremental revenue are positioning Confidential Computing for exponential growth.

●	The hardware and software segments drive adoption. Software Segment, driven particularly by cloud service providers, is likely to constitute approximately 60 – 70% of the TAM between 2021 and 2026. The Confidential Computing Hardware Segment is expected to approximately double every year through 2026. Contribution of Services Segments will grow marginally over the next five years.

●	Regulated industries will dominate the roll-out of Confidential Computing solutions. Over 75% of market demand will be driven by regulated industries such as banking, finance, insurance, healthcare, life sciences, public sector and defense. Awareness of the benefits of Confidential Computing and willingness to invest in its adoption are expected to double across key regulated industries through 2026.

●	Enterprises in North America and Asia have the largest appetite. Adoption of Confidential Computing varies by geography because of privacy regulations and incidence of cyber threats. North America is expected to constitute approximately 40% of the overall TAM. APAC (excluding China) will comprise approximately 20 – 25% of TAM, with China independently accounting for approximately 10 – 15% of TAM. Europe is expected to account for about 25% of TAM due to its robust regulatory frameworks.

●	Key use cases reduce privacy and security risks. Privacy and security use cases, particularly on public cloud, have gained the largest traction accounting for approximately 30 – 35% of overall TAM. Emerging technologies, such as multi-party computing and block chain, account for a large share of the market given how confidential computing enhances the value delivered by these technologies.

Technology Background

How Data Works in a Network

In a network setting, code and data are moved and stored in structured formats called packets. Within a network, packets exist in three states:

●	At rest (stored in a memory) — packets at rest may include data that is stored in a mass storage system such as on the ‘cloud’ or in the network’s own random access memory (“RAM”) or storage drives.

●	In transit (moving from component to component within a network) — data has been loaded into packets for sending into or out of a network or for moving between components inside a network. Code or data in packets are typically encrypted when in transit or at rest so that even if the packet is captured and sent out of the network, its data remains unreadable.

●	In use (being worked on by a processor) — data is being processed by a CPU, GPU or other processor that run programs, algorithms, application programming interface (“APIs”) or applications. Data in use is generally decrypted, and this decrypted data is a primary target of cyber-attackers.

Protecting Data in Use

Significant progress has been made in recent years to protect sensitive data in transit and in storage. However, sensitive data is still vulnerable when it is in use. For example, while Transparent Database Encryption (“TDE”) ensures that sensitive data is protected in storage, that data must be stored in cleartext (i.e. in an unencrypted form) in the database buffer pool so that Structured Query Language (“SQL”) queries can be processed. This renders the sensitive data vulnerable because its confidentiality may be compromised in several ways, including memory-scraping malware and privileged user abuse.

This concern around protecting data in use has been the primary reason that is holding back many organizations from saving on IT infrastructure costs by delegating certain computations to the cloud and from sharing private data with their peers for collaborative analytics.

Confidential Computing and Fully Homomorphic Encryption (“FHE”) are two promising emerging technologies for addressing this concern and enabling organizations to unlock the value of sensitive data. The FHE is an emerging cryptographic technique that allows developers to perform computations on encrypted data. This represents a paradigm shift in the relationship between data processing and data privacy. Previously, if an application had to perform some computation on data that was encrypted, this application would necessarily need to decrypt the data first, perform the desired computations on the clear data, and then re-encrypt the data. FHE, in comparison, has the ability to access an encrypted database and extract a register while encrypted, as well as execute and return the register while still encrypted. In other words, FHE can remove the need for the decryption-encryption steps by the application. As a result, FHE has the potential to change the way computations are performed by preserving end-to-end privacy. For example, users would be able to offload expensive computations to cloud providers and be ascertained that cloud providers will not have access to the users’ data at all.

While it is expected to have similar functions as Confidential Computing, FHE is not ready for production yet, so it is not a realistic solution for addressing the pressing concerns in the cybersecurity space. The main hindrance for the growth and adoption of FHE has been its very poor performance. Despite significant scientific improvements, performing computations on encrypted data using FHE is still exponentially slower than performing the computation on the plaintext. In addition, converting a program that operates on unencrypted data to one that operates on encrypted data is very complicated and challenging. If not done properly, this translation can significantly increase the performance gap between computing on unencrypted data and the FHE-computation on encrypted data, thereby precluding wide adoption of the FHE technology.

Confidential Computing

Confidential Computing is a cloud computing technology that isolates sensitive data in a protected Central Processing Unit (“CPU”) enclave during processing. Within the enclave, the data being processed, and the techniques that are used to process it, are accessible only to authorized programming code, and are invisible and unknowable to anything or anyone else, including the cloud provider.

With increasing reliance on public and hybrid cloud services, data privacy in the cloud is imperative. The primary goal of Confidential Computing is to provide greater assurance to company executives that their data in the cloud is protected and confidential, and to encourage them to move more of their sensitive data and computing workloads to public cloud services.

For years, cloud providers have offered encryption services to help protect data at rest (in storage and databases) and data in transit (moving over a network connection). Confidential Computing eliminates the remaining data security vulnerability by protecting data in use, that is, during processing or runtime.

More enterprises are realizing the benefits of Confidential Computing in today’s work environment. With constant security threats, Confidential Computing provides hardware-level security, confidentiality and privacy that gives enterprises more peace of mind. For example, Confidential Computing can help healthcare organizations in protecting sensitive data and intellectual property contained in AI algorithms, including those stored in untrusted infrastructure and public cloud. The vulnerability of data in use is a key concern in the secure implementation of AI modelling. Confidential Computing protects data while it is in use and maintains privacy, thereby overcoming the primary challenges faced by current approaches to cybersecurity protection.

HUB’s Confidential Computing Solution

HUB believes that its Confidential Computing system is the only available model that meets today’s cybersecurity challenges. Confidential Computing protects data and applications by running them within secure enclaves to prevent unauthorized access. It protects data security, regardless of the vulnerability of the computing infrastructure. HUB’s technology has been built by cyber experts who understand the methods of attack and deal with threats that other solutions cannot address.

HUB Confidential Computing solution is a hardware-based Confidential Computing platform that secures the entire compute and network stack, leveraging the digital twin technology and a new zero-trust paradigm to provide enhanced security and privacy for customers’ most sensitive organizational applications and data, whether it’s data at rest, in transit or in use. It enables security for any computing environment, including AI, edge computing, 5G, Metaverse, ransomware protection, e-Government and quantum. Since HUB’s Confidential Computing solution completely isolates servers, it is applicable to data centers, private clouds and edge networks.

HUB’s Confidential Computing solution is built on a “zero-trust” principle which assumes that all data and network components have been hacked and cannot be trusted. Each component must therefore check and authorize all code and data packets before they reach the component’s CPU. This check must be done in a separate hardware space that is proximate to the CPU but not run by it.

The solution includes a dedicated hardware environment—root of trust, providing a higher level of security than a perimeter, a software or agent-based security solution. It automatically implements micro segmentation, web application firewall capabilities, Hardware Security Modules (“HSMs”), key management functionality, identity and access management services, interface gateway as well as stealth logging and monitoring.

HUB’s combined hardware and software check all streams of code and data packets and prevent unauthorized packets from reaching the CPU, its related memory and its software. The software that checks the stream of packets must be located in the hardware and be run by a processor other than the CPU.

HUB’s devices create a single path for data packets to enter and exit a networked component, so that no flow of unauthorized packets can reach or leave the component without being checked by the HUB device. The solution guards each layer of the software stack that is executed by a CPU or Graphics Processing Unit (“GPU”), from the data and application layer to the physical layer, and it monitors each flow of packets that reach the CPU or GPU of a component. HUB’s solution provides a significant improvement over traditional “firewall” defenses that are designed to block the penetration of a network’s perimeter but are largely ineffective at stopping hackers once they have breached into a network.

Essentially, HUB’s Confidential Computing solution is to completely isolate data from the outside world protecting data from side-channel attacks. Side-channel attacks rely on information gained from implementing a computer system rather than weaknesses in the algorithm itself (e.g., cryptanalysis and software bugs). Cyber attackers are able to exploit information from various sources, including time, energy consumption, electromagnetic leaks, and even sound.

HUB began selling its Confidential Computing solution in 2018. HUB’s solution is currently available as a stand-alone component to protect one or more servers, and as a peripheral component interconnect, or computer circuit board, card (“PCIe Card”) that is inserted into a server or other network component. HUB also has its Hub Silicon™ product which is expected to run HUB’s solution on a chip and is in development stages. While HUB remains optimistic about the future of HUB Silicon, it has halted immediate development on HUB Silicon and shifted its primary focus to immediate revenue opportunities and customer acquisition offered by HUB Vault and PCIe Card. It is unclear when, if at all, development will resume on HUB Silicon. The HUB on-chip solution is expected to include and replace the separate CPUs now used by networked processing equipment. HUB anticipates that HUB Silicon has the potential to become a standard cyber-security feature on all devices that are connected to a network. With HUB’s technology, a hacker’s breach into a network is nearly irrelevant, as the real protection is HUB’s combination of hardware and software that guards the CPU and memory of the individual network component.

HUB’s Confidential Computing solution comprises four main components — 1) cyber digital twins, 2) permission and governance policy engine, 3) cryptographic engine, and 4) physical security of an appliance. Taken together, HUB’s Confidential Computing solution offers world-class security. It provides seamless integration with existing systems and applications, which ensures no interference with work processes and can be customized to customer’s precise requirements. In addition, the solution runs on a separate execution platform, making it even more secure since the security solution will not be hacked even if the network environment is hacked. At the same time, it is not a perimeter security solution that can be bypassed. More importantly, the solution works in stealth mode and is invisible to the attacker and the applications, so there is no need to change a network’s current applications and architecture.

Permission and Governance Policy Engine

A policy engine is a software component that allows an organization to create, monitor and enforce rules about how network resources and the organization’s data can be accessed. The policy engine authorizes users’ and entities’ access to protected resources. Its purpose is to only allow for a specific request or action, based on analysis of normal traffic and irregularities of timing and volume. HUB’s aim is to have the right level of permissions setup for each asset inside the secure zone and have the right checks and balances for the approvals.

HUB’s policy engine adopts the stealth logging feature, which offers an extra layer of support for log data integrity by further restricting attack vectors on the data itself. With stealth logging, HUB has created a highly secure authorization system for the entire network and computer stack, from hardware to layer-7 applications. Moreover, organizations can use the permission and governance policy engine to prevent privileged abuse of advanced hacking techniques with governance rules such as approval workflows and velocity checks. The approval workflows are configurable and allow for the segregation of duties.

Cryptographic Engine

A cryptographic engine operates as an internal high-security key manager for each application and service by operating as a self-contained, redundant cryptographic module. It replaces appliance and board-level cryptographic devices and creates and manages key encryption and decryption services.

The cryptographic engine serves as a hardware based root of trust for isolation and protection of incoming data and other services. It also generates and distributes keys to external servers and to the internal applications. In addition, it adopts a bi-directional physical and logical filtering to perform automated signature verification on each incoming and outgoing data packet.

Advantages of HUB’s Solution

HUB believes that it has a strong advantage by already having its zero trust Confidential Computing solution developed and in the market. HUB believes it has a significant lead compared to its closest competitors and that it can offer customers greater protection against cyber threats at significantly lower costs.

HUB’s solution enables secure computation and protects data across the entire compute and network stack, with an integrated hardware and software platform that is compatible across computing architectures with any CPU, GPU or field programmable gate arrays. This solution has a few unique features, including the facts that (i) it secures data in use, at rest and in transit, (ii) it ensures true isolation of the entire network stack and eliminates security hassles for customers, and (iii) it is able to integrate with existing network environment and does not need any modification to the network environment. These features will enable HUB to secure business opportunities with significant external or edge requirements such as AI collaboration, private 5G and Internet of Things (“IoT”).

With the hardware isolation set-up, HUB’s solution isolates the execution environment from network threats, thereby preventing any malicious access to stored data and applications. The cyber digital twin technique establishes a digital replica for any API to provide physical protection and threat detection and to prevent vulnerability exploitation, ensuring that the actual API is never exposed. Moreover, the governance and controls system within HUB’s solution provides highly secure authentication and authorization for the entire network and compute stack, in order to prevent privileges abuse from advanced hacking techniques. The zero-trust security method also establishes a trust-zone boundary to completely protect the network from privileged access abuse. HUB’s management believes that this solution is ready for quantum computing threats by integrating quantum key distribution and post-quantum algorithms. The solution can also be deployed quickly and at any place, from data centers to the edge, using automation and remotely secure update features.

HUB’s solution is able to protect the digital assets of external data, as the twin (i.e. the digital replica) performs a number of security checks for every request before it is forwarded to the destination. An access check is done to verify identity, filter data and evaluate rules. A simulation check is carried out to validate the incoming request’s impact on the original copy in real time. In addition, a manipulation check is conducted to proactively change the incoming requests and outgoing responses as needed, in order to keep the original application and data safe.

HUB’s management believes that its solution also has the following additional advantages over traditional firewall solutions:

●	Protects each networked component separately, so the component’s cybersecurity is independent of the security of the rest of the network and mitigates targeted risks and threats.

●	Checks packets both as they enter and as they leave the device so sensitive data is stopped before it can be hijacked out of the network.

●	Checks packets and then restores them to their original state so legacy programs need not be adjusted to accommodate changed packet structures.

●	Evaluates packets proximate to the component’s processor and in-line with the stream of packets into the device so there is no slowing of throughput speed.

●	Detects physical tampering with a component’s works and erases data if tampering is detected before the data can be hijacked out of the component.

●	Stores administration interfaces, access controls and user management policies in a separate and secure area that is not accessed by the CPU.

●	Uses software that can be updated remotely and on the fly without risk of unauthorized alteration to the software.

 HUB’s Offerings

HUB’s Confidential Computing solution has three configurations, two of which (HUB Vault and HUB PCIe Card) are available for commercial sale. The third configuration (HUB Silicon) is in development stages. While HUB remains optimistic about the future of HUB Silicon, it has halted immediate development on HUB Silicon and shifted its primary focus to immediate revenue opportunities and customer acquisition offered by HUB Vault and PCIe Card. It is unclear when, if at all, development will resume on HUB Silicon. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

HUB Vault

HUB Vault is a managed file transfer application (“MFT”) that protects critical data, enabling secure data storage and sharing through an application leveraging our secure compute core. Customers can use our technology for data sharing within the enterprise or supply chain, or white label the application for end users, suppliers or partners. HUB Vault is currently live with one commercial customer who intends to attempt to resell the capability to tens of thousands of end users.

HUB PCIe Card

HUB PCIe Card provides the same confidential computing functionality for a single compute component as HUB Appliance. HUB PCIe Card is configured onto a single computer board that is inserted into a compute component. It can be installed on an original equipment manufacturer (“OEM”) basis by hardware or server manufacturers such as Hewlett-Packard and Dell. It can also be ordered separately and fitted into board slots of existing equipment. HUB PCIe Card was first offered for commercial sale in 2021 and is currently in full service in 2 installations.

HUB Silicon — The Next Generation

HUB Silicon is HUB’s next generation device and is in the development stage. HUB Silicon, when complete, will put all of HUB’s cybersecurity functionality onto a chip, and include one or more CPUs on that same HUB chip. HUB believes that the functionality and processing power of this on-chip solution will eventually replace not just traditional cybersecurity defenses, but also the stand-alone CPU chips that are now at the heart of existing server design.

The single HUB Silicon chip will provide both processing power and cybersecurity for network and compute devices. HUB Silicon will sit directly on the motherboard of network components and will be suitable for devices as powerful as servers. HUB anticipates that HUB Silicon will be installed on an OEM basis by equipment manufacturers and will become an industry standard for the cybersecurity solution offered by component manufacturers.

HUB Silicon is expected to allow equipment manufacturers to increase the value of their component-offerings by including cybersecurity as a “built-in” capability and will enable equipment purchasers to reduce their reliance and expenditures on firewall protection systems.

While HUB remains optimistic about the future of HUB Silicon, it has halted immediate development on HUB Silicon and shifted its primary focus to immediate revenue opportunities and customer acquisition offered by HUB appliance and PCIe Card. It is unclear, when, if at all, development will resume on HUB Silicon.

HUB Professional Services

The HUB Professional Services division is built upon the acquisition of Comsec Ltd., a global leader in innovative cybersecurity services for more than 30 years to customers in Israel and across the globe. The professional services portfolio provides consulting services to identify and mitigate risks in their cybersecurity environment.

Comsec Ltd. specializes in governance risk compliance (“GRC”) and strategic consulting services. The company helps clients assess their gaps to their relevant regulatory requirements and propose solutions to mitigate the gaps and become compliant. As part of the GRC offerings, there is focus on the credit card industry which has stringent requirements in place for implementation of cybersecurity controls. The team has a large number of qualified security assessors to work on these projects. HUB provides a chief information security officer as a service to clients that do not have sufficient internal resources to manage cybersecurity in their organization. Within compliance and GRC offering services there are GDPR and other regulatory compliance assessments and remediation work.

The application security offerings help organizations assess their risk and vulnerabilities in their application landscape. The services provided are aligned with the Secure Development Lifecycle (“SDLC”) methodology and helps clients and their development departments with assessing risk (testing and threat modeling), training their developers, scanning code for vulnerabilities, recommending mitigation activities and implementation of security controls.

Offensive security offerings mimic what criminal organizations and or hackers are attempting to do to compromise organizations. The teams rely on their expertise and tooling to try and find vulnerabilities in the organization’s environment and exploit them to access critical assets and systems. This enables clients to mitigate the found exploitations and plug gaps in their cybersecurity posture before being exploited by hackers and/or criminal organizations.

Infrastructure security services provide testing services on infrastructure-related equipment and environments. The team utilizes penetration testing equipment to validate the security posture and identify potential vulnerabilities with a focus on cloud computing.

Reacting to cyber incidents in a fast and decisive manner is key to mitigating harm. HUB has incident response teams available at all times to receive calls from clients that may be experiencing a breach or ransomware attack. The experienced teams investigate the incident and assist the client with activities to minimize the impact and get their operations back to normal.

HUB professional services also provides training to organizations employees in the field of cybersecurity. A catalog of over 50 training courses is available to the client base and market.

HUB professional services division provides services to more than 100 active clients and has served over 1,000 customers across industries and geographies. Customers include some of the largest banks, insurance companies, telecommunications organizations, industrial organizations and high tech companies around the globe. HUB also partners with organizations across the globe to provide their customers with the same high quality services that the HUB professional services division provides directly to customers. Partners include large outsourcing organizations as well as specialized niche companies that value the add-on services HUB can provide. HUB has more than 10 active partners operating in Italy, Turkey, India, Sri Lanka, Spain, UK, Poland and across South America.

HUB is exploring opportunities with the large outsourcing companies in Europe and around the world which lack a number of critical security services that HUB is able to provide. These organizations struggle with the demand and to provide high-quality profiles. This is where we believe HUB can provide a lot of value.

Competition and Competitive market:

Although there are a large number of cybersecurity organizations, the market need fast outpaces the growth in our competitors. HUB stands out to the competition because its core services are developed and implemented in the Israeli market first. The Israeli market is demanding and innovative, and HUB has the opportunity to bring these innovative services to an international clientele.

Major competitors include global consulting firms. While these organizations are large, HUB stands out through innovative and cutting-edge services catered to the latest trends and threats. Other competitors are more country-specific cybersecurity services companies. Against these companies, HUB believes it can show its experience in the global market, the breadth and depth of the service portfolio and the quality of service.

Reliability Products and Services

The reliability products and services division is built upon the acquisition of ALD, a global leader in innovative Reliability, Availability, Maintainability and Safety Assessment (“RAMS”) products and services for more than 30 years to customers in Israel and across the globe.

The ALD consulting team consists of experts in the fields of RAMS, LCC and ILS. The team provides solutions in the fields of construction, infrastructure and renewable energy. Proposed solutions include preparation of RAMS and quality control plans, allocation of professional personnel to projects and establishment of quality systems and certification of standards.

Products

ALD Software Suite is a result of more than 39 years of expertise in development of safety and reliability analysis software for world-class civil and military aviation, communication, space and electronics organizations.

The software suite consists of a set of integrated tools covering reliability prediction, availability, maintainability analysis, safety assessment, quality management, safety management, industrial process control and more:

RAM Commander

RAM Commander is the reliability and safety software that covers engineering tasks related to reliability of electronic, electro-mechanical and mechanical systems. RAM Commander modules include reliability prediction, RBD, fault tree analysis, event tree analysis, FMECA and testability analysis, FMEA process and design and more.

Safety Commander

Safety Commander is an off-the-shelf software that provides fail-safe design for any System of System Safety Assessment (“SoSSA”) across multiple industries, including aerospace, rail, communication and energy. With the ability to perform safety analysis integration on the level of an aircraft or system-of-systems, Safety Commander sets itself apart as a unique solution in the market.

FavoWeb

FavoWeb FRACAS is ALD web-based and user-configurable Failure Reporting, Analysis and Corrective Action System (“FRACAS”) that captures information about equipment or a process throughout its life cycle, from design, production testing, and customer support.

ALD College

ALD College offers various courses in the areas of quality and reliability. Our courses are designed for different levels of students and objectives. They range from short courses on quality control to full 250-hour academic courses on quality engineering. Courses correspond to the American Society for Quality’s programming for the CQM/CQE/CRE/CSQE. Our courses are designed for both private participants and institutions. Courses for large customers can be tailored to meet specific needs and delivered at either ALD College or at the customer’s site.

Qpoint

Qpoint specializes in quality assurance software projects. Specialists assist customers from the characterization phase through system design, development and testing to full delivery. Qpoint also coordinates with partners on technological projects and the recruitment process. They provide solutions and advisory services for the establishment and operation of information and communication systems.

HUB’s Strategies

During the next five years, HUB intends to capture a leading position in the global cybersecurity market, based on its Confidential Computing solution. HUB believes that it is ideally positioned to take advantage of the increased demand in confidential computing technology for effective protection of data.

The essential elements of HUB’s strategies include:

Strengthening HUB’s technological advantage by delivering ongoing innovation.   HUB believes that its technology is readily ahead of potential competitors as HUB’s solution has a proven working technology, while others are at earlier stages of development. HUB intends to extend its significant technological advantage over its competitors by focusing on the development of its Confidential Computing solution, enhancing its existing products and services, introducing new functionality and developing new solutions to address new use cases. HUB’s strategy includes both internal development and an active mergers and acquisition program where HUB acquires or invests in complementary businesses or technologies.

Growing HUB’s customer base.   HUB aims to acquire operating companies with established customer bases in the targeted segments, with a view to upsell HUB’s products to those customers and to convert existing services into products, in order to significantly increase revenue and shareholder value. In addition, the global threat landscape, digitalization of the enterprise, cloud migration and the broad security skills shortage are contributing to the need for cyber solutions. HUB believes that every organization, regardless of size or vertical, needs cyber protection, yet HUB’s primary focus is to pursue business with new customers in the enterprise and mid-market segments of the commercial market. HUB executes its strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for its products, generating qualified leads for its sales force and channel partners. HUB’s marketing efforts also include public relations in multiple regions and extensive content development available through its website.

●	Extending HUB’s global go-to-market reach. HUB sells its solutions through a high-touch hybrid model that includes direct and indirect sales. HUB plans to expand its sales reach by adding new direct sales capacity, expanding its indirect channels by deepening its relationships with existing partners and by adding new value-added resellers, system integrators, managed security service providers and partners. HUB is also expanding its routes to market.

●	Expanding HUB’s relationships with existing customers. As of December 31, 2022, HUB had over 1,000 customers, primarily through its professional services division. HUB has worked hard to develop strong relationships with its customers, and its strategy includes its sales and distribution division expanding these relationships by growing the number of users who access HUB’s solutions and cross-selling HUB’s Confidential Computing solution. HUB’s marketing strategy is focused on building awareness and consideration of its broad range of cybersecurity solutions, and developing new qualified leads; while increasing sales to existing customers.

●	Driving strong adoption of HUB’s solution and retaining HUB’s customer base. HUB plans to deliver high levels of customer service and support and continue to invest in its professional services division to help ensure that its customers are up and running quickly and derive benefit from HUB’s products which HUB believe will result in higher customer retention rates.

●	Attracting, developing and retaining a diverse and inclusive employee base. A key pillar of HUB’s growth strategy is attracting, developing and retaining its employees. HUB’s people are one of HUB’s most valuable assets, and its culture is a key business differentiator for HUB. HUB values diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure its employees are valued and respected.

HUB’s Operations

Strategic Acquisitions

HUB has so far completed three acquisitions, as set forth below, which match its criteria for acquisition targets. HUB intends to continue identifying acquisition targets and acquiring companies and business assets that match its criteria, especially companies with well established relationships and long term contracts with the U.S. government, and apply lessons learned from these acquisitions when approaching new ones.

HUB’s acquisition targets include companies with:

a)	Established customer base, preferably with long term relationships.

b)	Supplying products and/or providing services to government agencies and enterprises that can benefit from confidential computing.

c)	In-house teams with experiences of working with customers with a good understanding of customers’ needs and operations as customers’ trusted advisor.

d)	A set of professional services with the potential to be transformed into products, so that revenues can be increased dramatically through upselling HUB’s products and expanding the product offering generally.

ALD

HUB merged with ALD in 2021. ALD was founded in 1984 and became publicly traded on TASE in 2000. ALD was an engineering services provider specializing in quality, reliability and safety control for complex engineering projects and dependability of mission critical processes. ALD’s culture of exacting quality standards and superior reliability and safety is highly complementary with the cybersecurity industry’s emphasis on impenetrability and safety from external or internal threats. It also renders services, through one of its subsidiaries, Qpoint Technologies Ltd. (“Qpoint”), in the field of information systems, software testing and outsourcing of professionals and in the field of development, testing and information systems. ALD’s experience and reputation enable it to provide high-quality cybersecurity integration services to large-enterprise customers of HUB.

In 2022 and 2021, ALD had sales of $42,623 thousand and $43,068 thousand (respectively). ALD’s customers include those in the aerospace, defense, government and transportation industries.

ALD consulting team consists of highly professional experts in the fields of RAMS, LCC, ILS. It also provides solutions in the fields of construction, infrastructure, and renewable energy. Among the proposed solutions: preparation of RAMS and quality control plans, allocation of professional personnel to projects and establishment of quality systems and certification of standards as needed.

Some of ALD customers are world leading commercial companies as well as major defense, transportation and government organizations.

Products

ALD Software Suite is a result of more than 39 years of expertise in development of safety and reliability analysis software for many world leading civil & military aviation, communication, space and electronics organizations.

The software suite consists of a set of integrated tools covering Reliability prediction, Availability, Maintainability Analysis, Safety Assessment, Quality Management, Safety Management, Industrial Process Control and more:

RAM Commander

RAM Commander is the reliability and safety software that covers engineering tasks related to reliability of electronic, electro-mechanical and mechanical systems. RAM Commander modules: Reliability Prediction, RBD, Fault Tree Analysis, Event Tree Analysis, FMECA and Testability Analysis, Process & Design FMEA and more.

Safety Commander

Is an off-the-shelf software that provides fail-safe design for any SoSSA across multiple industries, including aerospace, railway, communication, and energy. With the ability to perform safety analysis integration on the level of aircraft or system-of-systems, Safety Commander sets itself apart as a unique solution in the market.

FavoWeb

FavoWeb FRACAS is ALD Software web based and user configurable Failure Reporting, Analysis and Corrective Action System (“FRACAS”) that captures information about equipment or a process throughout its life cycle, from design, production testing, and customers support.

Qpoint

QA software projects. From the characterization phase, system design, development, testing to full delivery to the customer. Outsource of technological projects and recruitment process. Information systems. Providing solutions and consulting for the establishment and operation of information and communication systems.

Comsec

In 2021, HUB acquired all of the shares of the Israeli company Comsec Ltd., a distributor of cybersecurity software solutions.

In 2022 and 2021, Comsec had sales of $36,897 thousand and $34,499 thousand (respectively). Most of Comsec’s customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

This customer profile matches the target market of HUB’s Confidential Computing solution, so the process of integrating HUB’s proprietary products with Comsec’s existing offering has been smooth and efficient. Since the acquisition in 2021, Comsec’s experienced sales and distribution staff have emerged as the primary driver of the market’s acceptance of HUB’s cybersecurity solutions.

To summarize, HUB merged with ALD to gain immediate access to top clientele, which allowed HUB to minimize its marketing penetration efforts. It then acquired Comsec to become a prime integrator in large government and enterprise tenders. In only 12 months, HUB has transitioned from a technology-only provider to a global integration company specializing in the field of defensive cyber confidential with the potential for growth, the access to blue-chip customers, as well as the ability to take large projects with governments and organizations.

Legacy Technologies

In May 2022, HUB announced the acquisition of the cybersecurity and data center assets of Legacy Technologies GmbH (“Legacy”), a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The asset acquisition closed on July 5, 2022.

HUB originally believed that the acquisition of Legacy had the potential to bring in a considerable amount of new enterprises and government customers within the EU and the Middle East. HUB also believed that the acquisition would provide direct access to a large number of blue-chip customers around the world, which would save HUB a significant amount of time otherwise needed to penetrate these markets organically.

The acquired Legacy data center business focused on edge data centers which was meant to be an important business opportunity for HUB confidential computing products. The unique cybersecurity challenges of edge data centers include the criticality of continuous operation and the protection of data in a remote location, away from the operational staff, the cyber response team and the main data centers. The potential synergy was meant to be in solving the operational technology challenges of the data centers as well as the server room cybersecurity challenges.

At the time of the Legacy acquisition, HUB’s management believed that the acquisition could have the potential to bring in a considerable amount of new enterprises and government customers within the EU and the Middle East. To date, we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so.

As of December 31, 2022, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, we recorded an impairment loss of $8,738 for the assets acquired from Legacy.

Operating Structure

HUB believes that in addition to developing superior technology, a cybersecurity company also needs a disciplined sales and distribution force and an experienced, customer-oriented professional service group. In particular, the sales force needs to bring established relationships with customers’ IT procurement departments, and professional services consultants must have deep experience in adapting systems to meet the individual needs of customers and to provide excellent, long-term support to keep pace with the customer’s security challenges. Through organic growth and strategic acquisitions, HUB has brought together the following three synergetic operating structures to solve client needs and efficiently take our products and solutions to market.

1.	Professional Services

The professional services department is comprised of services performed by ALD and Comsec.

a)	ALD is in charge of providing quality control in complex engineering projects and ensuring smooth and reliable execution in mission critical processes.

b)	Comsec provides cyber risk assessment, risk mitigation and cyber incident response services to customers worldwide. Comsec customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

As of December 31, 2022 and July 31, 2023, HUB’s professional services division had 500 and 454 employees, respectively.

HUB’s management believes that in addition to serving customers with professional services, these employees are also essential for customization and integration of HUB’s technology products into customers’ networks.

2.	Confidential Computing

a)	HUB’s technology development team is in charge of research and development of HUB’s Confidential Computing solution. The current focus on HUB’s technology development organization is to continuously advance HUB’s core Confidential Computing solutions.

b)	HUB’s Confidential Computing solutions are marketed and licensed on a direct basis to government agencies, defense organizations, research institutions and large enterprises.

c)	Marketing efforts also target OEMs and manufacturers of network components to encourage them to integrate the HUB PCIe card into their hardware, either as an optional add-on or as a standard equipment.

As of December 31, 2022 and July 31, 2023, HUB’s confidential computing team had 80 and 60 employees, respectively,  32 and 22 of whom were dedicated to technology and product development, respectively.

3.	Distribution

The distribution organization, which originated from Comsec, is in charge of distributing HUB’s cybersecurity solutions to customers and building and enhancing market acceptance for HUB’s Confidential Computing platform.

HUB Guard

HUB Security is positioned as a leading and trusted advisor. Customers continue utilize more services catered by HUB. By leveraging market-wide demand, HUB’s technological capabilities, HUB’s domain expertise and HUB’s growing clientele, HUB is offering a cyber resilience bundle known as HUB Guard.

HUB Guard continuously evaluates the security posture of the customer while outlining any weaknesses or threats and suggesting solutions to mitigate and remediate. HUB Guard introduces methodology for an ongoing alignment and evolvement of the cybersecurity posture.

First, enterprises require a continual and comprehensive understanding of their regulatory adherence and risk posture. HUB Guard assessments serve as systematic evaluations of processes, controls and systems to identify compliance gaps and vulnerabilities, enabling clients to proactively identify areas of non-compliance, security weaknesses and operational inefficiencies, allowing for timely remediation.

Second, enterprises have a need to proactively discover, analyze and address potential gaps in their security defenses and controls. HUB Guard allows clients to systematically identify and evaluate vulnerabilities, threats, and potential compliance gaps within their operations. By quantifying and scoring risks, organizations gain valuable insights into their risk landscape, enabling informed decision-making and resource allocation to mitigate those identified risks.

Third, enterprises require a means to monitor, respond to, and mitigate security incidents promptly while demonstrating their commitment to risk management, data protection and business continuity. The HUB Guard incident response enables rapid and transparent remediation to security events, minimizing the financial impact of incidents, protecting sensitive information, and preserving customer trust.

As part of HUB Guard, HUB intends to automate existing service offerings based on technological capabilities. The conversion relates to various professional services that are offered by HUB, where the systems can be automated and merged with other products and utilized by the services teams and be operated on an ongoing basis. Moreover, There is continuous exploration to broaden the offerings of HUB Guard with new technologies and capabilities and thus expand coverage of customer needs. Both new offerings and existing ones are bundled into the dashboard and reflected in real time to the end customer. providing value and offering more and more service bundles to the customer. HUB Guard is offered in a one-to-three year subscription model and is marketed via partners and directly to both existing and new end customers.

Paid Proof of Concept, Pilots & Pipelines

Following the acquisition of Comsec, HUB has added a number of products and services to its portfolio and established a solid customer base of hundreds of leading enterprises and organizations in Israel, the Netherlands and the UK, including several government departments, banks and military branches.

HUB currently has a number of proof of concept activities, including having recently run trials with (i) a defense contractor in an Asian country regarding secure compute for military systems, who is currently offering HUB’s products and solutions for resale, (ii) a large U.S. based financial institution for secure digital asset transactions and QKD, who chose not to continue with HUB’s offerings and (iii) a secure file storage system bundled with cyber insurance offered in the Middle East and Europe to SMBs, which remains on going.

HUB’s current pipeline includes signed agreements with enterprises and organizations in the “InsureTech,” defense and government sectors. HUB is also in discussions regarding potential proof of concept trials.

At the time of the Legacy acquisition, HUB’s management believed that the acquisition could have the potential to bring in a considerable amount of new enterprises and government customers within the EU and the Middle East. To date, we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so.

As of December 31, 2022, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, we recorded an impairment loss of $8,738 for the assets acquired from Legacy.

Target Markets

HUB’s primary target markets are large entities that handle highly sensitive data. These include, but are not limited to:

a)	Governmental institutions — both government agencies and militaries are expected to have significant demand for HUB’s solution in order to process, store and encrypt/decrypt highly sensitive data.

b)	Financial institutions — these include banks, brokerage houses and insurance companies that require high speed processing, remote access and very high levels of security.

c)	Healthcare institutions — HUB anticipates that early adopters of its technology will be hospital chains, life science research institutions and pharmaceutical companies that process enormous data sets and face strict regulatory requirements for data security.

Telecommunication and cellular operators who are ramping up to 5G service also present enormous market potential for HUB devices. The speed and data-handling capabilities of 5G services will take advantage of HUB’s high throughput speed and protection. A HUB device installed in a cellular tower can provide cybersecurity for all data flowing in and out of the tower’s 5G equipment.

In addition, the fast-growing market for IoT sensors and edge computing will be particularly amenable to HUB Silicon. The number of simple IoT and edge devices that will be concurrently connected to a network and the steady flow of data from these devices will severely challenge traditional firewall cyber protection. By contrast, HUB Silicon, when commercially available, will provide IoT and edge computing devices with both cyber defense and processing power on a chip so that data flowing to and from these components will be secured.

Case Study — Edge Computing

Edge computing is a distributed computing paradigm that brings computation and data storage closer to the sources of data. Edge computing is expected to improve response times and save bandwidth. It is an architecture rather than a specific technology. It is a topology- and location-sensitive form of distributed computing.

As edge computing grows at a CAGR of 38.9% according to grandviewresearch.com, supplementing the cloud with data processing closer to the source, organizations are challenged to defend the massive number of new servers at those edge locations. With HUB Security solutions, the server that runs the application is built in the hardware. Standard networking architectures require separate boxes for HSMs, firewalls, web applications, and more. The cost of those boxes and associated maintenance and management can quickly get out of control, and the semiconductor supply shortage has made this market even more cumbersome to navigate.

HUB’s PCIe solution, for instance, can be installed quickly and is simpler to use than industry-standard combination of solutions. It not only acts as the fortified gateway to the servers’ computation parts, but it also protects data at rest, in transit, and in use. The superior performance and full computation stack are ideal for edge computing use cases and reduces the total cost of ownership up to 80% compared to standard solutions.

As cyber threats become more sophisticated, confidential computing has gained traction because it allows data to remain encrypted at all times. By implementing the smallest inclusive trust zone, an isolated computing environment with an end-to-end security stack, enterprises can rest assured that their edge environments are safe with centralized management and monitoring. HUB’s solution includes a dedicated hardware environment, providing a higher level of security than a perimeter or agent-based security solution. It automatically implements micro segmentation, web application firewall capabilities, HSMs, key management functionality, identity and access management services, as well as stealth logging and monitoring.

Many cybersecurity tools do not work well together, yet tool sprawl is a real issue as enterprises continue to bolt on more systems with the hope to create a patchwork defense. The cost of maintenance and hiring new skilled workers is becoming more expensive year after year. By adopting HUB’s solution, companies’ chief information security officers can effectively manage costs incurred by the business to address cybersecurity challenges.

The HUB Confidential Computing platform takes the place of existing perimeter security and agent-based security software in data centers and critical edge cyber infrastructure. HUB’s solution creates a protective shield that simplifies the cybersecurity approach while reducing enterprises’ annual spending on capital expenditure and operating expenses.

Case Study — Critical Infrastructure & AI

According to a Gartner report released in December 2021, by 2025, 30% of critical infrastructure organizations will experience a security breach resulting in the shutdown of an operation, or mission-critical, cyber-physical system. As more critical infrastructures are connected to the internet or accessible to staff by remote desktop protocols and VPNs, they are increasingly targeted by nation-state backed hackers and cyber-criminal gangs interested in breaching and examining operational technology (“OT”) networks to lay the groundwork for future campaigns. According to a Gartner survey, 38% of executives expected to increase spending on OT security by 5% to 10% in 2021, with another 8% expecting an increase of more than 10%.

In general, hackers start their attacks by installing malware that targets the utility companies’ Supervisory Control and Data Acquisition (“SCADA”) systems. Following these actions, the infrastructure may experience a power outage. The primary goal of AI for critical infrastructures is to maximize efficiency, eliminate errors, and reduce risks to the greatest extent possible. Innovations powered by AI, edge computing, 5G, IoT, and quantum computing provide enterprises and nations with a competitive advantage. This also applies to critical infrastructure, as these innovations will transform lives and lead to massive economic growth with the deployment of fully integrated Cyber-Physical Systems (“CPS”) for critical infrastructure. However, as more scalable and automated systems are deployed, the attack surface for bad actors expands, resulting in new threats.

HUB’s Confidential Computing solution is designed to secure AI-driven applications across critical infrastructures, allowing for faster and safer workflow. It creates secure enclaves for AI models and data, giving critical infrastructures working with machine learning and AI a competitive advantage. This approach enables multi-party analytics and collaboration by providing secure, isolated environments to protect the integrity and privacy of AI models and data. The platform can securely connect and run apps and data across critical infrastructure, ensuring it is protected against quantum and AI-based cyber-attacks.

Case Study — Healthcare

Although the healthcare industry generates approximately 30% of global data, healthcare providers continue to struggle with data security. The U.S. Department of Health and Human Services reported data breaches in the healthcare sector affecting more than 40 million people in 2021, with over 3.7 million people affected in the first two months of 2022. All estimates predict that data breaches in healthcare will continue to rise in the near future.

The following issues must be addressed:

●	Data privacy challenges while implementing AI applications

●	Sharing medical data

●	Protecting cross-border data transfers of personal data

●	Healthcare regulations and compliance (HIPAA, GDPR)

●	Data breaches

Multiple hospitals, for example, may need to share MRI data with research institutions. In this case, a hacker may sit between the hospital and the research center, waiting for that data to appear and breach it at the appropriate time. The use of AI in healthcare is also rapidly expanding for the use of medical devices and other technologies. Healthcare is becoming more automated in order to improve efficiency (for both physicians and medical facilities), as medical applications commonly use AI as a diagnostic or treatment advisor to medical practitioners. However, combining healthcare and AI can be a double-edged sword: the more accurate a data needs to be, the more vulnerable the system is. If there is a data breach, surgeons will be unable to accurately predict MRI results, and patients will suffer greatly.

The solution HUB offers is the Confidential Computing platform, which is built to secure health data in AI-driven applications across the healthcare industry, so doctors can make faster and more accurate diagnoses. HUB utilizes confidential computing to create a secure enclave for AI models and data that brings a competitive advantage to healthcare providers working with machine learning and AI. By providing secure, isolated environments to protect the integrity and privacy of the AI models and data, this approach also allows for multi-party analytics and collaboration.

Material Contracts

A-Labs Agreement

In July 2021, we entered into a Financial Advisory Services Agreement (the “A-Labs Agreement”) with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which, we engaged A-Labs to perform, on an exclusive basis, certain consultation services in the domain of fundraising from investors and capital markets activities. In return for these services we committed to pay A-Labs a fee amounting to 5% of any funds raised from investors named on a specified schedule thereto, along with warrants to purchase our ordinary shares computed as 5% of the raised amount divided by the price per share as determined in the relevant fundraising transaction. During the term of the A-Labs Agreement, we have paid a total of $4.2 million to A-Labs as commission for funds raised and issued to A-Labs a total of 4,076,923 warrants to purchase our ordinary shares.

In addition, pursuant to the A-Labs Agreement, we agreed to pay to A-Labs a monthly payment of $70,000 and an additional sum designated as a “Marketing Budget” (in the sense of Capital markets fundraising activities), of up to $280,000. The Marketing Budget was aimed for attracting investors to buy HUB shares, for capital fundraising and capital markets activities and is to be reviewed monthly based on the activities and efforts conducted by A-Labs for us.

Additionally, pursuant to the A-Labs Agreement, for the period of 12 months following the specification of such business partner in an annex to the A-Labs Agreement, we are obligated to pay to A-Labs a fee equal to 5% of any non-refundable and recognized revenues that we received from such specified business partners. To date, A-Labs has not pursued any efforts related to the development of these business relationships and as a result no fees have been paid to A-Labs pursuant to this provision of the A-Labs Agreement.

During the period from July 2021 through March 2023, we paid to A-Labs a total of $4,200,000 in cash. Additionally, in March 2023, a total amount of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $10 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to purchase $20 million of our ordinary shares in the PIPE Financing (set forth under the section — PIPE Subscription Agreements).

In December 2022, we amended the A-Labs Agreement to provide for each financing transaction closed that, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the A-Labs Agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 4.81 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to us by A-Labs.

In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans (as defined below), we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts.

The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice.

As of the date of this Annual Report, the Company has provided A-Labs a termination notice for the A-Labs Agreement, so pursuant to its terms, the A-Labs Agreement will terminate 30 days from the date hereof.

Competition

The cybersecurity market in which HUB operates is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. HUB competes with a multitude of companies that offer a broad array of cybersecurity products and services that employ different approaches and delivery models to address these evolving threats.

HUB may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them. Cybersecurity spending is spread across a wide variety of solutions and strategies, including, for example, endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their cybersecurity budgets to other solutions and strategies and may not adopt or expand use of HUB’s solution. Accordingly, HUB may also compete for budgetary reasons, to a certain extent, with additional vendors that offer threat protection solutions in adjacent or complementary markets to HUB’s.

The principal competitive factors in HUB’s market include:

●	Breadth and completeness of a security solution;

●	Reliability and effectiveness in protecting, detecting and responding to cyber attacks;

●	Analytics and accountability at an individual user level;

●	Ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

●	Strength of sale and marketing efforts, including advisory firms and channel partner relationships;

●	Global reach and customer base;

●	Scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

●	Brand awareness and reputation;

●	Innovation and thought leadership;

●	Quality of customer support and professional services;

●	Speed at which a solution can be deployed and implemented; and

●	Price of a solution and cost of maintenance and professional services.

HUB believes it competes favorably with its competitors based on these factors. However, some of HUB’s current competitors may enjoy one or some combination of potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and operational capabilities.

HUB primarily competes with other cybersecurity products that offer a trusted execution environment that designates an area of hardware, such as a processor or memory, to execute sensitive application data. The two products that HUB’s Confidential Computing solution currently competes against are (i) Secure Encrypted Virtualization (“SEV”) from Advanced Micro Devices, Inc. (“AMD”) and (ii) Software Guard Extensions (“SGX”) from Intel Corporation. Other examples are the IBM Data Shield offering on IBM Cloud or the Always Encrypted database on Microsoft Azure.

Each of SEV and SGX only runs on specifically enabled CPUs made by AMD or Intel, respectively. In contrast, HUB’s solution runs from a hardware that is separate from a component’s CPU and is CPU agnostic, so it can be installed with and protects any CPU. While the solutions offered by HUB, AMD and Intel all protect data that are in use, only HUB’s Confidential Computing solution is able to protect data that are at rest and in transit. Also, HUB’s solution can protect all operating systems, the virtual machine management system and the intelligent platform management interface, while SEV and SGX are not able to protect any such software layers and also cannot protect GPUs. In addition, HUB’s solution provides an automated alert and erasing response to attempts to physically tamper a network device and hijack data, SEV and SGX cannot protect or alarm against such physical tampering.

To work with SEV or SGX, legacy programs and applications will generally have to be altered. However, HUB’s solution does not require any alteration, so programs and applications can run in their existing versions without having to accommodate HUB’s cybersecurity defenses. HUB’s solution also includes a built-in HSM that generates and distributes access keys, as well as an internal encryption/decryption engine for fast encryption performed directly in-line of the flow of packets into a CPU. With HUB’s solution, access control policies are separately secured and will continue to operate even if the CPU is compromised. SEV and SGX do not contain any HSM and thus are not able to prevent access control policies from being penetrated if an execution environment is compromised.

Intellectual Property

HUB considers its trademarks, trade dress, copyrights, trade secrets, patent and other intellectual property rights, including those in its know-how and the software code of its proprietary solution, to be, in the aggregate, material to its business. HUB protects its intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, as well as contractual restrictions.

As of December 31, 2021, we owned six registered patents in the United States and one registered patent in Europe, as well as two U.S. patent applications. In addition, HUB owns and uses trademarks and service marks on or in connection with its proprietary solution, including both unregistered common law marks and issued trademark registrations. Finally, HUB has registered domain names for websites that it uses in its business, such as https://hubsecurity.com/.

HUB designs, tests and updates its products, services and websites regularly, and it has developed its proprietary solutions in-house. HUB’s know-how is an important element of its intellectual property. The development and management of its solution requires sophisticated coordination among many specialized employees. HUB takes steps to protect its know-how, trade secrets and other confidential information, in part, by entering into confidentiality agreements with its employees, consultants, developers and vendors who have access to confidential information, and generally limiting access to and distribution of HUB’s confidential information.

While most of the intellectual property HUB uses is developed and owned by HUB, it has obtained rights to use intellectual property of third parties through licenses and services agreements. Although HUB believes these licenses are sufficient for the operation of its business, these licenses typically limit HUB’s use of the third parties’ intellectual property to specific uses and for specific time periods.

HUB intends to pursue additional intellectual property protection to the extent it believes would advance its business objectives and maintain its competitive position. Notwithstanding these efforts, there can be no assurance that HUB will adequately protect its intellectual property or that it will provide any competitive advantage. From time to time, HUB expects to face in the future allegations by third parties, including its competitors, that HUB has infringed their trademarks, copyrights, patents and other intellectual property rights or challenging the validity or enforceability of HUB’s intellectual property rights. HUB is not presently a party to any such legal proceedings that, in the opinion of HUB’s management, would individually or taken together have a material adverse effect on HUB’s business, financial condition, results of operations or cash flows.

Government Regulation and Compliance

Data Protection Laws and Regulations

HUB is subject to various federal, state, and international laws and regulations that affect companies conducting business on digital platforms, including those relating to privacy, data protection, the Internet, mobile applications, content, advertising and marketing activities. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to HUB’s technology, solutions, or business practices, which may significantly limit the ways in which HUB collects and processes data of individuals, communicate with users, serve advertisements and generally operate HUB’s business. This may increase HUB’s compliance costs and otherwise adversely affect HUB’s business and results of operations. As HUB’s business expands to include additional solutions and industries, and HUB’s operations continue to expand internationally, HUB’s compliance requirements and costs may increase and HUB may be subject to increased regulatory scrutiny.

The data HUB collects and otherwise processes is integral to HUB’s business, technology, solutions and services, providing HUB with insights to improve its solution and customization and integration of its solution to customers’ network. HUB’s collection, use, receipt, storage and other processing of data in its business subjects it to numerous U.S. state and federal laws and regulations, and foreign laws and regulations, addressing privacy, data protection and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, the European Union General Data Protection Regulation 2016/679 (the “GDPR”) as implemented by EU member states, the Privacy and Electronic Communications Directive 2002/58/EC, the UK Data Protection Act 2018 (which retains the GDPR under UK law), the Israeli Privacy Protection Regulations (Data Security) 2017, the Children’s Online Privacy Protection Act, Section 5(a) of the Federal Trade Commission Act, and other applicable laws globally.

HUB also may be subject to the California Consumer Privacy Act, or the CCPA, which imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries the potential for significant enforcement penalties for non-compliance as well as a private right of action for certain data breaches. We also may be subject to the California Privacy Act, or CPRA, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.

Non-compliance with these laws could result in fines, regulatory investigations, reputational damage, orders to cease or change HUB’s processing of data, enforcement notices or assessment notices for a compulsory audit, civil claims for damages, as well as associated costs, diversion of internal resources and reputational harm. Although HUB takes extensive efforts to comply with all applicable laws and regulations, HUB can provide no assurance that it will not be subject to regulatory and/or private action, including fines for non-compliance with data protection and privacy laws, including in the event of a security incident.

HUB works to comply with, and to support customers and partners in their efforts to comply with, applicable laws and regulations relating to privacy, data protection and information security. HUB maintains privacy information notices for individuals whose personal data is processed, enters into data processing agreements, conducts data protection impact assessments, product and feature reviews, maintains a reasonably exhaustive list of data collected and processed, and responds to privacy-related queries and requests. HUB takes a variety of technical and organizational security measures and other procedures and protocols to protect data, including data pertaining to users and employees. Despite measures HUB puts in place, HUB may be unable to anticipate or prevent unauthorized access to or disclosure of such data.

To read more about HUB’s approach to laws and regulations relating to privacy, data protection, and information security, please see the section titled “Risk Factors — Risks Related to Our Legal and Regulatory Environment.”

Anti-Bribery, Anti-Corruption and Sanctions Laws and Regulations

Our operations are subject to anti-bribery and anti-corruption laws and regulations, including the Foreign Corrupt Practices Act (“FCPA”), and economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Treasury, the U.S. Department of State and the EU. These statutes generally prohibit providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. HUB may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

Data Privacy and Data Protection Laws

Our activities in the cybersecurity market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. For example, the GDPR and UK DP Laws (each as referenced above), include operational requirements for companies that receive or process personal data of residents of the EU and the UK, and non-compliance will result in significant penalties. Many other countries in which we operate have their own data protection and data security laws that we need to comply with in collecting, utilizing, or otherwise processing personal data from our customers and/or visitors to their websites and others.

Cybersecurity

In July 2023, the U.S. Securities and Exchange Commission adopted the Risk Management, Strategy, Governance, and Incident Disclosure Final Rule (the “Cybersecurity Final Rule”) enhancing disclosure requirements for registered companies covering cybersecurity risk and management. The Cybersecurity Final Rule requires registrants to disclose material cybersecurity incidents on Form 8-K within four business days of a determination that a cybersecurity incident is material, and such materiality determination must be made without unreasonable delay. The rule also requires periodic disclosures of, among other things, details on the company’s processes to assess, identify, and manage cybersecurity risks, cybersecurity governance, and management’s role in overseeing such a compliance program, including the board of directors’ oversight of cybersecurity risks. Certain reporting requirements under the Cybersecurity Final Rule become effective as early as December 2023.

We are in the process of designing and implementing a security program consisting of policies, procedures, and technology intended to maintain the privacy, security and integrity of our information, systems, and networks. Among other things, the program includes controls designed to limit and monitor access to authorized systems, networks, and data, prevent inappropriate access or modification, and monitor for threats or vulnerability. See “Risk Factors—Risks Related to Our Systems and Technology—As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.”

Other Regulations

In addition, HUB is subject to laws and regulations relating to antitrust, competition, intellectual property and other matters. HUB has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner, but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

Human Capital Resources

HUB has always strived to foster a culture that emphasizes the importance of its team and that values creativity, professionalism, transparency, obligation to dissent and responsibility. HUB believes that its hiring decisions reflect this culture.

Through multiple growth phases, HUB has drawn talent and leadership from the technology and cybersecurity industries to achieve its vision. As of December 31, 2022 and July 31, 2023 HUB, had approximately 589 and 516 employees, respectively worldwide. None of its employees are represented by a labor union, and HUB considers its employee relations to be in good standing. To date, HUB has not experienced any work stoppages.

Legal Proceedings

HUB Security is subject to claims and legal proceedings that have arisen both as a result of the Business Combination and the Company’s commencement of trading in the United States and in the ordinary course of its business. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company or that the resolution of any such matter will not have a material adverse effect upon the HUB Security’s business, financial condition, results of operation, cash flows and reputation. HUB Security does not believe that any of such pending claims and legal proceedings will have a material adverse effect on its results of operations. HUB Security records a liability in its consolidated financial statements for such matters when a loss is known or considered probable and the amount can be reasonably estimated. HUB Security reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, HUB Security estimates, provides the appropriate accrual and discloses the possible loss or range of loss to the extent necessary for its consolidated financial statements not to be misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in its consolidated financial statements.

For a description of the Company’s current legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings.” Inclusion of the such proceedings by HUB Security is not an admission that these proceedings, if determined adversely to HUB Security, would have a material adverse effect on HUB Security’s results of operations.

C. Organizational Structure

HUB Cyber Security Ltd. was incorporated in 2017 under the Israel Companies Law of the State of Israel and commenced operations on that date.

The following table sets forth our key subsidiaries, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd, Qpoint Technologies Ltd., Qpoint Solutions Ltd, and AeroTitan LLC, of which we own 98.63%, 46.52%, 46.52% and 49%, respectively.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd.	Israel
ALD Software Ltd	Israel
ALD College Ltd	Israel
Qpoint Technologies Ltd	Israel
Qpoint Solutions Ltd	Israel
Aginix Engineering & Project Management Ltd	Israel
Sensecom Consulting & Project Management Ltd	Israel
Integral Tele-management Services Ltd.	Israel
HUB Cyber Security, Inc.	California, United States
Comsec Ltd.	Israel
Comsec Distribution Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
Comsec Consulting Limited UK	United Kingdom
Hub Cyber Security GmbH	Germany
Mount Rainier Acquisition Corp.	Delaware, United States

D. Property, Plants and Equipment

Our principal facilities are located in Tel Aviv, Israel which consist of approximately 1,500 square meters (approximately 16,145 square feet) of leased office space and additional facilities in Or Yehuda (near Tel Aviv) which consist of approximately 1,600 square meters (approximately 17,222 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, business development, sales, finance, information technology, customer support and other administrative activities. HUB’s employees are located in these two facilities. The lease for these facilities expires in August 2026 and March 2028 (respectively), and HUB Security has the option to extend the lease for an additional five years beyond the current term. HUB also currently leases offices in the United Kingdom and the Netherlands and expects to lease office space in the United States in the near term. HUB believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of its operations.

Item 4A. Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(3) on December 9, 2022 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

HUB Security began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and is engaged in developing and marketing quality management software tools and solutions. The Company’s software tools aim to allow their users to scientifically predict system failures and prevent them during the design stage. The Company and its subsidiaries (“the Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking and other sectors in Israel and worldwide. On January 23, 2000, ALD became a publicly traded company on TASE. HUB Cyber Security Ltd. was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with deep experiences and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. HUB Security merged with ALD in June 2021. Following the merger with ALD, HUB Security has developed unique technology and products in the field of confidential computing, and it intends to be a significant player providing effective cybersecurity solutions for a broad range of government entities, enterprises and organizations. As of March 1, 2023, HUB Security began trading on Nasdaq following its Business Combination with Mount Rainier Acquisition Corp.

HUB Security is seeking to redefine cybersecurity through its Confidential Computing solution, the only available technology model that HUB Security believes is able to address today’s cybersecurity challenges. HUB Security’s Confidential Computing solution so far exists in three configurations, two of which (HUB Vault and HUB PCIe Card) are already available for commercial sale. While HUB remains optimistic about the future of HUB Silicon, it has halted immediate development on HUB Silicon and shifted its primary focus to immediate revenue opportunities and customer acquisition offered by HUB Vault and PCIe Card. It is unclear when, if at all, development will resume on HUB Silicon. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

Confidential computing is emerging as the ultimate solution for cyber protection. Confidential computing protects data and applications by running them within secure enclaves to prevent unauthorized access. This protects data security, regardless of the vulnerability of the computing infrastructure.

Confidential computing aims to place the network system into a “bunker” or trusted execution environment, and maintains strict control over how the system is accessed, and does not require any changes in the network operations which would otherwise be required by traditional cyber solutions. More importantly, confidential computing allows data to remain encrypted at all times, even while in use and being processed. According to the Everest Group, the confidential computing market is expected to grow by up to 90-95% each year through 2026 and will be able to mitigate the threat of data breaches.

Basis of presentation

On June 21, 2021 a share swap agreement was consummated, whereby the Company acquired Hub TLV in exchange for 51% of the issued and outstanding share capital of the Company. Pursuant to the share swap agreement, HUB TLV became a wholly owned subsidiary of the Company. From an accounting and economic perspective, because the Share Swap consisted of a reverse acquisition whereby HUB TLV’s shareholders acquired the controlling interests in the Company, HUB TLV is treated as the acquirer for accounting purposes and the Company as the acquiree. The financial statements included herein therefore reflect the financial results of HUB TLV prior to the consummation of the Share Swap. All references to “HUB Security” prior to June 21, 2021 refer to HUB TLV and subsequent to June 21, 2021 refer to HUB Cyber Security Ltd.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”).

Business Combination

On March 23, 2022, HUB Security entered into the Business Combination Agreement with RNER and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon the consummation of the Business Combination on February 28, 2023, RNER became a wholly owned subsidiary of HUB Security.

Our Segments

We organize our business into two reporting segments:

(i) Product and Technology Segment - we develop and market integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment we offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

(ii) Professional Services Segment – we offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

These segments share a unified product development, operations, and administrative resources. The chief operating decision maker (the “CODM”), which is our chief executive officer, evaluates segment operating performance using revenue and cost of revenue and gross revenue from reportable segments to make resource allocation decisions and evaluate segment performance.

Key Factors Affecting Our Results of Operations

Retention and Expansion of Existing Customers

HUB Security’s results of operations are driven by its ability to retain customers, increase revenue generated from existing customers and expand its customer base. The retention of customers is a measure of the long-term value of customer agreements and HUB Security’s ability to establish and maintain deep, long-term relationships with customers. A number of factors drive HUB Security’s ability to attract and retain customers, particularly large enterprise customers (which HUB Security defines as customers that represent 10% or more of total revenue), including customers’ satisfaction with HUB Security’s solutions provided by its technical staff, services and pricing, customers’ technology budgets, and the effectiveness of HUB Security’s efforts to help its customers realize the benefits of its solutions.

HUB Security’s growth in revenue has been driven by strategic acquisitions which significantly increased its customer base. For the year ended December 31, 2022, HUB Security, annual revenue increased by 145% from $32,520 thousand for the year ended December 31, 2021 to $79,743 thousand for the year ended December 31, 2022. In addition to onboarding new customers and revenue streams, we invested in the growth of our sales team, coupled with the ability of account managers and other sales personnel to establish and develop close relationships with customers’ IT managers (or other relevant purchasing decision makers), so that HUB Security becomes their preferred network security solutions provider.

HUB Security achieved a gross retention rate of 92% and 84% as of December 31, 2021 and 2022, respectively, for customers who generated over $79,743 thousand revenue over the trailing 12 months. HUB Security’s increasingly large base of customers represents a significant opportunity for further growth and adoption of HUB Security’s solutions.

HUB Security’s increasingly large customer base also represents a significant opportunity for further growth and adoption of a larger range of HUB Security’s solutions and services. HUB Security also plans to continue investing in growing its large enterprise customers and providing new solutions to increase its market share.

Following the acquisition of Comsec, HUB Security has established a solid customer base comprised of hundreds of leading enterprises and organizations in Israel, the UK and the Netherlands, including several government departments, banks and military branches. HUB Security is also adopting a two-prong strategy to further build and enhance market acceptance for HUB Security’s solution. As a first step, HUB Security’s solutions are marketed to government entities, militaries, research institutions and large enterprises, with the goal of expanding HUB Security’s penetration into these industries. The second prong of the strategy involves marketing effort that targets OEMs and manufacturers of network components to encourage them to integrate the HUB PCIe card into their hardware, either as an optional add-on or as a standard equipment. By concurrently educating manufacturers and OEMs about HUB Security’s solution, HUB Security believes that the market will be anticipating the upcoming release of HUB Silicon, which will greatly improve the value of equipment offerings to end users.

Technologically Advanced Solutions

We developed a unique hardware and software combined solution that provides end-to-end data protection across all phases of data storage and processing. HUB Security’s solution seeks to enable secure computation and protects data across the entire compute and network stack, with an integrated hardware and software platform that is compatible across computing architectures with any CPU, GPU or field programmable gate arrays. HUB Security’s Confidential Computing solution so far exists in three configurations, two of which (HUB Vault and HUB PCIe Card) are already available for commercial sale. While HUB remains optimistic about the future of HUB Silicon, it has halted immediate development on HUB Silicon and shifted its primary focus to immediate revenue opportunities and customer acquisition offered by HUB Vault and PCIe Card. It is unclear when, if at all, development will resume on HUB Silicon. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

Market Trends

HUB Security believes there will be a transformation in the network cybersecurity industry over the next decade, as traditional network security solutions, such as firewall protections, are becoming less secure as new technologies develop and as remote working and cell phone access increase. HUB Security anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing traditional network security solutions used in almost all electronic interfaces in order to maintain cybersecurity and that, as a result, there is significant market opportunity for HUB Security’s more secure confidential computing systems. Everest Group Inc. estimates that the sale of Confidential Computing solutions will grow at a compound annual growth rate (“CAGR”) of 40 – 45% (in the worst-case scenario) to 90 – 95% (in the best-case scenario) over the next five years, reaching approximately USD 52 billion in 2026. Therefore, HUB Security believes that it is well positioned to take advantage of this market opportunity. HUB Security’s future growth and financial performance is highly dependent on the continued demand for its solutions and on its ability to successfully compete with any current or new competitors.

Impact of Acquisitions

HUB Security has historically grown through selected acquisitions and, in addition to efforts to grow its confidential computing business organically, expects to continue to pursue potential new acquisitions on a targeted basis in order to expand its technical competencies and to expand its presence in strategic geographies. HUB Security’s results of operations have been, and are expected to continue to be, affected by such acquisitions.

On September 27, 2021, HUB Security signed an agreement for the purchase of the entire issued and outstanding share capital of Comsec Ltd. Comsec is a private company that provides cybersecurity consulting, design, testing and control services and sells data security and cybersecurity software and hardware solutions (the “Comsec Acquisition”). The purchase price of this acquisition was NIS 70 million and the transaction was completed on November 17, 2021.

In addition, on February 28, 2021, HUB TLV and ALD signed a share swap merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of HUB Security (formally ALD) and the shareholders of HUB Security Ltd. owned 51% of HUB Security’s issued and outstanding share capital. The ALD Merger was completed on June 21, 2021.

In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh, a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. As of December 31, 2022, we identified indicators of impairment since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, the Company recorded an impairment loss of $8,738 for the assets acquired from Legacy.

During the period from the respective date of acquisition to December 31, 2021, and 2022, ALD and Comsec contributed together $32,347 thousand and $79,521 thousand in revenue, (respectively), and $2,456 thousand and $36,660 thousand in net loss (respectively) to the Company’s results of operations.

The ALD and Comsec acquisitions have been a significant driver of HUB Security’s growth in revenue and expenses during the years ended December 31, 2021 and December 31, 2022. The impact of future acquisitions on HUB Security’s financial condition and results of operations will depend on HUB Security’s success in identifying and acquiring target businesses and assets that fulfil these criteria, integrating them into HUB Security’s business, and realizing the targeted synergies and other expected benefits of the transactions.

Continued Innovation

HUB Security’s success and continued growth are dependent on sustaining innovation in order to deliver a superior product and customer experience, allowing it to maintain a competitive advantage. Since inception, HUB Security has experienced continue and accelerating growth as a result of ongoing technological innovations. HUB Security intends to continue to invest in research and development to maintain solution differentiation and grow the community of large enterprise customers. In the short-term, HUB Security anticipates making continual investments in upgrading technology to continue providing customers a reliable and effective solution.

As a result, HUB Security expects research and development expenses to increase on an absolute basis in future periods. HUB Security foresees that such investment in research and development will contribute to long-term growth but will also negatively impact short-term profitability. For the year ended December 31, 2022, HUB’s research and development expenses as a percentage of revenue were approximately 7%.

Continued Investment in Growth

HUB Security believes the market opportunity is substantial, and, although HUB Security currently has limited cash resources, it expects to continue to make significant investments across all aspects of the business in the future in order to continue to attract new customers, expand relationships with existing customers, and develop technology to address customers’ evolving needs, thereby prioritizing long-term growth over short-term profitability.

HUB Security intends to invest in growth in Europe, Asia and North America. HUB Security’s management believes that when combined with risk management, its Confidential Computing solution has significant opportunities for further growth in Europe, as it provides a cost-effective security solution for enterprises and small and medium-sized businesses. In Asia, HUB Security’s management believes that there’s a strong demand for its platforms as a secure method for paperless government projects.

As a result, HUB expects sales and marketing expenses to increase on an absolute basis in future periods. HUB expects that such investment in selling and marketing will contribute to long-term growth but may negatively impact short-term profitability, as they drive an increase in operating expenses in advance of revenues attributable to such investments, as well as a decrease in free cash flow.

For the year ended December 31, 2022, selling and marketing expenses as a percentage of revenue were approximately 29%. While investments in sales and marketing can take time before generating revenue and driving long-term growth and efficiency.

HUB Security’s Impacts of being a U.S. listed public company

We expect our general and administrative expenses will increase as we incur additional costs to support our operations as a U.S. listed public company. These additional costs include upgraded director and officer insurance coverage to be commensurate with other publicly listed companies, costs related to audit, legal, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, and investor and public relations expenses.

Components of our Results of Operations

Revenue

Revenue is primarily generated from rendering professional services, including consulting, planning, training, integrating and servicing our cybersecurity, risk management, system quality, reliability and security projects. This revenue is recognized in the period in which the services are provided. Revenue will also be generated from the sales of our Confidential Computing solutions, which includes cybersecurity hardware/ software solutions and confidential computing.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses associated with teams integral in providing HUB Security’s service, subcontractors and consultant expenses, share-based compensation, as well as depreciation and material costs and amortization of intangible assets.

Research and Development Expenses

Research and development expenses include costs incurred in developing, maintaining, and enhancing our products and technology. Additional expenses include costs related to development, consulting, including share-based compensation, travel and other related costs. Part of these expenses are partially offset by government grants received from the Israel Innovation Authority. HUB Security believes that continuing to invest in research and development efforts is essential to maintaining its competitive position. HUB Security expects research and development expenses, net from government grants, to increase in the future as it continues to broaden its product portfolio.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries and other related costs including share-based compensation, sales and sales support functions, as well as advertising and promotional personnel. Selling and marketing expenses also include depreciation and amortization and impairment of intangible assets.

General and Administrative Expenses

General and administrative expenses include costs incurred to support and operate our business. These costs primarily include personnel-related salary costs including share-based compensation, professional services related to finance, legal, IT consulting, outsourcing, expenses related to the SPAC Merger and other general overheads. These costs also include depreciation and amounts found by our Special Committee in its Internal Investigation to have been allegedly misappropriated by our former Chief Executive Officer.

Additionally, we expect to continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Finance Income and Finance Expenses

Finance income and finance expenses primarily consists of income and expenses associated with fluctuations in foreign exchange rates, interest payable or received and bank fees.

Taxes on Income

Taxes on income consists primarily of income taxes related to the jurisdictions in which HUB Security conducts business. HUB Security’s effective tax rate is affected by non-deductible expenses, utilization of tax losses from prior years for which deferred taxes was not recognized, effect on deferred taxes at a rate different from the primary tax rate and differences in previous tax assessments.

Results of Operations

The following table sets forth HUB Security’s operating results for the years ended December 31, 2022 and 2021. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period.

Results for the year ended December 31, 2021 reflect the results of HUB TLV and partially of the result of Comsec and ALD, because we completed the HUB-ALD Merger and the Comsec Acquisition in June 2021 and in November 2021, respectively, as discussed above and in Note 1(b) to our consolidated financial statements included elsewhere in this Annual Report. As a result, the results of operations for the year ended December 31, 2022, are not comparable with the results for the year ended December 31, 2021.

	Year ended December 31,
	2022	2021	Change	% Change
Revenue	79,743	32,520	47,223	145.2%
Cost of Revenue	73,297	27,424	45,873	167.3%
Gross Profit	6,446	5,096	1,350	26.5%
Research and development expenses, net	5,574	5,796	(222)	(3.83)%
Selling and marketing expenses	22,800	2,774	20,026	721.92%
General and administrative expenses	57,579	9,367	48,212	514.7%
Operating loss	(79,507)	(12,841)	(66,666)	519.17%
Finance income	(469)	(5)	(464)	9,280%
Financial expenses	1,701	317	1,384	436.6%
Loss before taxes on income	(80,739)	(13,153)	(67,586)	513.84%
Taxes on income	(739)	470	(1,209)	(257.23)%
Net loss	(80,000)	(13,623)	(66,377)	487.24%

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

Revenue was $79,743 thousand and $32,520 thousand for the years ended December 31, 2022 and 2021, respectively, resulting in an increase of $47,223 thousand for the year ended December 31, 2022 compared to 2021.

This increase consisted of $46,419 thousand increases in the Professional Services Segment and increase of $804 thousand in the Products and Technology Segment.

The revenue growth of our Professional Services Segment in 2022 is primarily driven by the HUB — ALD Merger and the Comsec Acquisition in the amounts of $18,970 thousand and $27,449 thousand, (respectively), as the results for the year ended December 31, 2022 include a full year revenue and the results for the year ended December 31, 2021 only represent the Professional services revenue of ALD and Comsec from the date of the consolidation (from June 2021 and November 2021 respectively).

The revenue growth of our Products and Technology Segment in 2022 is primarily driven by the HUB — ALD Merger in the amounts of $566 thousand due to consolidating ALD Software revenue for a full year.

The table below sets forth a breakdown of HUB Security’s revenue by customer location for the year ended December 31, 2022.

	Year ended December 31,
	2022	2021	Change %	Change
	(In thousands)	(In thousands)
Israel	76,127	31,049	45,078	145%
America	339	680	(341)	(50)%
Europe	2,983	755	2,228	295%
Asia Pacific	294	36	258	717%
Total	$79,743	$32,520	47,223	145%

Cost of Revenue

Cost of revenue was $73,297 thousand and $27,424 thousand for the years ended December 31, 2022 and 2021, resulting in an increase of $45,873 thousand for the year ended December 31, 2022.

The increase consisted of $44,835 thousand increases in the cost of Professional Services Segment and increase of $1,038 thousand in the cost of Products and Technology Segment.

The increase in cost of Professional Services Segment is driven by the HUB — ALD Merger and the Comsec Acquisition in the amounts of $17,355 thousand and $27,480 thousand respectively, attributable mainly to salaries and related expenses in the amount of $17,897 thousand, materials in the amount of $21,264 thousand and subcontractors and consultants in the amount of $4,332 thousand.

The increase in cost of Products and Technology Segment in 2022 is mainly attributable to increase in salaries and related expenses in the amount of $569 thousand.

Research and Development Expenses

Research and development expenses, mainly attributed to the Products and Technology Segment, were $5,574 thousand and $5,796 thousand for the years ended December 31, 2022 and 2021, respectively, resulting in a decrease of $222 thousand for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease is mainly attributed to changes in the exchange rate of the salaries and related expenses denominated in NIS to U.S. dollars.

Selling and Marketing Expenses

Selling and marketing expenses were $22,800 thousand and $2,774 thousand for the years ended December 31, 2022 and 2021, respectively, resulting in an increase of $ 20,026 thousand for the year ended December 31, 2022 compared to the year ended December 31, 2021. An increase of $7,086 thousand primarily as a result of the increase in salaries and related expenses driven by a rise in headcount in HUB Security’s marketing department and an increase in an amount of $8,300 thousand related to impairment of intangible assets resulted from Legacy and increase in an amount of $3,656 thousand related to intangible assets amortization resulted from Comsec acquisition and Legacy’s assets acquisition in 2022.

General and Administrative Expenses

General and administrative expenses were $57,579 thousand and $9,367 thousand for the years ended December 31, 2022 and 2021, respectively, resulting in an increase of $48,212 thousand. The increase is due to the following: Payroll G&A increased by $11,425 thousand mainly due to headcount increase, consulting expenses increased by $15,480 thousand mainly due to transaction costs from the Business Combination, goodwill impairment increased by $14,618 thousand, depreciation and amortization increased by $858 thousand, rent and maintenance expenses increased by $1,108 thousand, legal costs increased by $1,745 thousand, external audit services and bookkeeping expenses increased by $1,169 thousand and other expenses increased by $1,809 thousand (recruiting, meals, travel abroad and other expenses).

Finance Income and Finance Expenses

Financial income was $469 thousand and $5 thousand for the years ended December 31, 2022 and 2021, respectively, and finance expenses were $1,701 thousand and $317 thousand for the years ended December 31, 2022 and 2021, respectively, resulting in a net increase of $920 thousand of finance expenses. This increase of $1,384 thousand was primarily driven by incremental interest expenses on loans taken by Comsec.

Taxes on Income

Taxes on income (tax benefit) were $(739) thousand and $470 thousand for the years ended December 31, 2022 and 2021, respectively. This tax benefit was primarily derived from decrease of deferred tax liabilities due to the intangible assets amortization.

Key Performance Indicators and Non-IFRS Financial Metrics

HUB Security monitors the key business metrics set forth below to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Key Performance Indicators

The following table summarizes the key performance indicators that HUB Security uses to evaluate its business for the periods presented.

	Year ended December 31
	2022	2021	Change	% Change
	(in thousands)
Revenue
Products and Technology Segment (1)	1,739	935	804	86%
Professional Services Segment (2)	78,004	31,585	46,419	147.0%
Total	$79,743	$32,520	47,223	145.2%

(1)	The Products and Technology Segment develops and markets integrated cybersecurity hardware/Software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services. In addition, this segment also includes distribution and marketing of security products procured from the manufacturers of information security products to sub-distributors (integrators) who market them to end users.

	Year ended December 31
	2022	2021	Change	% Change
	(in thousands)
Segment results (operating loss)
Products and Technology Segment	(43,019)	(11,307)	(31,712)	280%
Professional Services Segment	(20,659)	(1,534)	(19,125)	1,247%
Unallocated*	(15,829)	-	(15,829)	-
Total	$(79,507)	$(12,841)	(66,666)	519%

*	Expenses related to the Business Combination in 2022.

Non-IFRS Financial Metrics

In addition to HUB Security’s results determined in accordance with IFRS, HUB Security’s management believes that the following non-IFRS financial measures are useful in evaluating HUB Security’s operating performance.

Adjusted EBITDA

HUB Security defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost and other one-time costs. Adjusted EBITDA is included in this Annual Report because it is a key metric used by management and HUB Security’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB Security’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB Security’s financial performance or liquidity and should not be considered as alternatives to net income or loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB Security’s future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect HUB Security’s tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized.

Management compensates for these limitations by relying on HUB Security’s IFRS results in addition to using Adjusted EBITDA as a supplemental measure. HUB Security’s measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Year ended December 31,
	2022	2021	Change	% Change
	(In thousands)
Net loss	$(80,000)	$(13,623)	(66,377)	487.2%
Adjusted EBITDA	$(21,128)	$(4,580)	(16,548)	361.3

Adjusted EBITDA decreased in the year ended December 31, 2022 primarily as a result of the significant growth in the Company’s operations cost across all of our business (see above analysis), which will contribute to long-term growth.

	Year ended December 31,
	2022	2021	Change	% Change
	(In thousands)
Net loss	$(80,000)	$(13,623)	(66,377)	487.2%
Finance income	(469)	(5)	(464)	9280%
Finance expenses	1,701	317	1,384	436.6%
Taxes on income	(739)	470	(1,209)	(257.2)%
Depreciation and amortization(1)	7,791	1,853	5,938	320.5%
Share-based compensation expense(2)	10,516	5,897	4,619	78.3%
Transaction costs(3)	15,829	511	15,318	2,997.7%
One time cost(4)	887	—	887	-
Impairment of Goodwill and intangibles(5)	23,356	—	23,356	-
Adjusted EBITDA	$(21,128)	$(4,580)	(16,548)	$361.3%

1.	Represents $5,341 thousand and $849 thousand in intangible assets amortization, $309 thousand and $186 thousand in fixed assets depreciation, and $2,141 thousand and $818 thousand in right of use asset depreciation for the years ended December 31, 2022 and 2021, respectively.

2.	Represents non-cash share-based compensation expenses.

3.	Represents costs incurred in connection with the SPAC merger, HUB — ALD Merger and the Comsec Acquisition. These costs include legal, consulting and valuation expenses.

4.	Represents compensation cost to the former chairman and CEO and COO of ALD who have terminated their employment with the Company following the HUB — ALD Merger.

5.	Represents technology goodwill and intangibles impairment.

B. Liquidity and Capital Resources

Since inception, HUB Security has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders.

HUB Security expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the confidential computing products, develop and continue its research and development efforts. As of December 31, 2022, HUB’s cash and cash equivalents were $4 million. The Company intends to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating spend, and potentially divesting assets.

Our future capital requirements will depend on many factors, including, but not limited to our growth, market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. We are required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we issue additional equity securities to raise additional funds, further dilution to existing shareholders may occur. However, we cannot predict with certainty the outcome of our actions to generate liquidity, including the availability of additional financing. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

As a result of liquidity and cash flow concerns that have arisen resulting from the Company’s business operations, together with the Internal Investigation and the delay in the filing of this Annual Report, the Company faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The significant uncertainty regarding the Company’s liquidity and capital resources, its ability to repay its obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Annual Report. The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities and other capital raising efforts.

Following the filing of this Annual Report, the Company expects to be able to obtain additional sources of debt and equity financing, together with additional revenues from new business opportunities and has engaged with potential investors with regards to such financing alternatives. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences to the Company’s financial condition and results of operations.

Please see the Financings section below for more details on the Company’s recent efforts to fund operating activities.

Material Cash Requirements

The table below summarizes certain material cash requirements as year ended December 31, 2022 that will affect the HUB Security’s future liquidity. HUB Security plans to utilize its liquidity and its cash flows from business operations to fund its material cash requirements.

	2023	2024	2025	2026	2027	Thereafter	Total
	Total (USD in thousands)
Loans from bank	13,432	-	-	-	-	-	13,432
Lease liabilities	1,472	1,750	1,793	1,007	356	89	6,467
Liabilities for government grants	402	151	135	122	109	370	1,289
Total	15,306	1,901	1,928	1,129	465	459	21,188

Cash Flows Summary

The following table shows a summary of HUB Security’s cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	Change	% Change
	(In thousands)
Net cash provided by / (used in):
Net cash used in operating activities	$(23,432)	$(5,280)	(18,152)	343.8%
Net cash used in investing activities	(6,549)	(15,982)	9,433	(59)%
Net cash provided by financing activities	20,660	32,703	(12,043)	(36.8)%
Exchange rate differences on cash and cash equivalents	(659)	1,271	(1,930)	(151.8)%
Net increase / (decrease) in cash and cash equivalents	$(9,980)	$12,712	(22,692)	(178.5)%

Cash Flows Used in Operating Activities

Net cash used in operating activities was $23,432 thousand for the year ended December 31, 2022, reflecting a net loss of $80,000 thousand and a non-cash adjustments of $41,136 thousand, which primarily consists of share-based payment in an amount of $10,516 thousand, intangible assets impairment in an amount of $8,738, goodwill impairment in an amount of 14,618 and depreciation and amortization in an amount of $7,791 thousand. In addition, changes in asset and liability items in 2022 were $16,481 thousand, which primarily affected by increase in other accounts payable in the amount of $15,216 thousand.

Net cash used in operating activities was $5,280 thousand for the year ended December 31, 2021, reflecting a net loss of $13,623 thousand and a non-cash adjustments of $8,026 thousand, which primarily consists of increase in trade payable of $6,969 thousand, share-based payment in the amount of $5,897 thousand and depreciation and amortization in the amount of $1,853 thousand.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $6,549 thousand for the year ended December 31, 2022, compared with $15,982 thousand for the year ended December 31, 2021, resulting in a decrease of $9,433 thousand. The decrease was primarily attributed to the acquisition of Comsec in 2021 in the amount of $12,626 thousand, partly offset by Legacy’s Asset acquisition in 2022 in the amount of USD $5,405 thousand.

Net cash used in investing activities was $15,982 thousand for the year ended December 31, 2021, mainly attributed to the acquisition of Comsec of $12,626 thousand as well as the increase in long-term deposits of $3,096 thousand in 2021.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from issuance of shares, short-term credits from banks and government grants, which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $20,660 thousand for the year ended December 31, 2022, compared with $32,703 thousand for the year ended December 31, 2021, resulting in a decrease of $12,043 thousand. The decrease was primarily due to the net issuance of shares decrease of $15,735 thousand in 2022, partly offset by an increase in exercise of options $1,086 thousand and increase of short-term loans of $1,165 thousand in 2022 and increase of $986 thousand in repayment of lease liabilities.

Net cash provided by financing activities was $32,703 thousand for the year ended December 31, 2021 mainly attributed to the net issuance of shares of $34,571 thousand in 2021, partially offset by HUB Security’s repurchase of shares of $1,230 thousand and repayment of lease liabilities of $1,079 thousand occurred in 2021.

Mizrahi Loans

On July 6, 2020, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Term Loan”) with Bank Mizrahi. The Comsec Distribution Term Loan provided for an NIS 5 million (approximately $1.4 million) term loan maturing on June 20, 2025. The principal amount of the Comsec Distribution Term Loan is repaid in monthly installments with the final payment aligning with the maturity date. As of December 31, 2022 the remaining principal amount on the Comsec Distribution Term Loan was $1,258 thousand.

On September 1, 2021, Comsec Ltd. entered into a credit agreement (the “Comsec Ltd. Term Loan”) with Bank Mizrahi. The Comsec Ltd. Term Loan provides for an NIS 6 million (approximately $1.7 million) term loan maturing on September 10, 2024. The principal amount of the Comsec Ltd. Term Loan is repaid in quarterly installments with the final payment aligning with the maturity date. The Comsec Ltd. Term Loan bears annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. As of December 31, 2022 the remaining principal amount is $1,705 thousand.

Additionally, in September 2021, Comsec Ltd. received a loan from Bank Mizrahi with an original principal amount of NIS 980 thousand (approximately $278 thousand). The loan bears interest annually at Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2022 the remaining principal amount on the Comsec Ltd. Term Loan was $184 thousand.

On September 22, 2022, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Revolver” and together with the Comsec Distribution Term Loan and the Comsec Ltd. Term Loan, the “Mizrahi Loans”) with Bank Mizrahi. The Comsec Distribution Revolver provides a revolving credit line of NIS 24.63 million (approximately $6.7 million) maturing on September 9, 2023. In addition, Comsec Consulting Limited, another of our subsidiaries obtained an NIS 8 million credit line, which is fully drawn as of the date of filing of this Annual Report.

On November 16, 2021, HUB entered into a settlement agreement with Bank Mizrahi (“Mizrahi Settlement”). HUB failed to comply with a pre-existing financial covenant which required positive EBITDA. The Mizrahi Settlement governs the Mizrahi Loans and requires that (i) the combined principal of the Mizrahi Term Loans divided by HUB’s EBITDA will not exceed 3.5, (ii) HUB accounts receivable divided by the Mizrahi Revolver will exceed 1.20, (iii) HUB will deposit with Bank Mizrahi HUB Shares with a gross value of NIS 9.35 million as of November 16, 2021 to serve as collateral for the Mizrahi Loans and (iv) HUB will deposit NIS 10 million with Bank Mizrahi to serve as collateral for the Mizrahi Loans.

In July 2023, Bank Mizrahi agreed to waive existing defaults and suspend of enforcement of yearly EBITDA financial covenant for 2022. In exchange, HUB agreed to repay NIS 5 Million of the Comsec Distribution Revolver by October 1, 2023.

Financings

Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 9, 2023, we entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

The Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a 40% discount to the lower of (i) the average closing price of the Company’s ordinary shares during the five trading days preceding the date of the conversion notice or (ii) the lowest closing price of the Company’s ordinary shares during the five trading days preceding July 8, 2023.

Pursuant to the Shayna Loan Agreements, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing of this Annual Report. We also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144 without giving effect to volume or manner of sale limitations. We will bear all the costs associated with such registration.

In addition, Shayna will not be allowed to convert the Shayna Loans, and we will not issue shares in respect of a conversion notice, if the conversion would require the approval of our shareholders in accordance with section 270(5) and section 274 of the Companies Law, and this conversion and allocation will be postponed to the earliest date given in accordance with section 270(5) and Article 274 of the Companies Law.

If, at any point following the conversion of the Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require us, to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be allocated upon exercising warrants, which Shayna will be entitled to as a result of the conversion of the Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that we submit a registration document to the SEC to register our shares for ourself or any other party and will also be entitled to participate in any sale of shares under that registration statement.

In connection with the Shayna Loans, we agreed to pay commission totaling NIS 467,500 (approximately $125,000) to an affiliate entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $95,900 per month (plus value added tax) in 12 equal monthly payments, totaling $1,150,800 for advisory services to be provided pursuant to the Loan Agreements. We also agreed to pay a commission equal to NIS 375,000 (approximately $105,000) together with warrants to purchase our ordinary shares having a value equal to NIS 375,000 upon the date of grant to A-Labs Finance and Advisory Ltd.

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd. A-Labs and Uzi Moskovich (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Loan Agreements, then the Shayna may, at its sole option, foreclose on the shares, in proportion the holding of each of the Pledgors, in exchange for assigning Shayna’s rights according to the Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Loan Agreements will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

Lind Financing

On May 4, 2023, we entered into a Securities Purchase Agreement (the “Lind SPA”) with Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, the “Investor”). Pursuant to the Lind SPA, the Company agreed to issue to the Investor up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for gross proceeds of up to $16,000,000 and warrants (the “Warrants” and each a “Warrant”) to purchase the Company’s ordinary shares (the “Transaction”).

The closings of the Transaction (the “Closings and each a “Closing”) will occur in tranches (each a “Tranche”): the Closing of the first Tranche (the “First Closing”) occurred on May 8, 2023 and consisted of the issuance and sale to the Investor of a Note with a purchase price of $6,000,000 a principal amount of $7,200,000 and the issuance to the Investor of Warrants to acquire 2,458,210 ordinary shares. The purchase price for the initial Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500,000 was received by the Company and the funding of the remaining $1,500,000 (the “Second Funding Amount”) is expected occur within two (2) Business Days following the filing by the Company of its Annual Report on Form 20-F for the year ended December 31, 2022. Upon the funding of the Second Funding Amount, the Company will issue additional Warrants to the Investor based on the Second Funding Amount.

So long as no Event of Default has occurred under the Note sold at the First Closing, and the Note issued at the Second Closing, the second closing (the “Second Closing), will consist of the issuance and sale to the Investor of a Note with a purchase price of $10,000,000 and a principal amount of $12,000,000, and the issuance to the Investor of additional Warrants to acquire ordinary shares. The Second Closing will occur sixty (60) days following the effectiveness of the Registration Statement, as such term is defined below. The Second Closing is subject to certain conditions precedent as set forth in the Lind SPA. Pursuant to the Lind SPA, upon the payment of each funding amount, the Company agreed to pay the Investor a commitment fee in an amount equal to 3.5% of the applicable funding amount being funded by the Investor at the applicable Closing.

The amount of Warrants to be issued upon the occurrence of the Second Funding Amount and in the Second Closing will be equal to 1/3 times the applicable purchase price of the Notes divided by the lower of (i) $0.6102 and (ii) the closing price of the Company’s ordinary shares on the trading day before the applicable closing date.

Pursuant to the Lind SPA, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) no later than 30 days from entry into the Lind SPA to register the ordinary shares issuable upon conversion of the Note and the ordinary shares issuable upon the exercise of the Warrants (the “Investor Shares”). Additionally, the Company agreed that if the Company at any time determines to file a registration statement under the Securities Act of 1933, as amended (the “33 Act’) to register the offer and sale, by the Company, of ordinary shares (other than on Form F-4 or Form S-8, an at-the-market offering, or a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company will, as soon as reasonably practicable, give written notice to the Investor of its intention to so register the offer and sale of ordinary shares. Within 5 business days of the Company’s delivery of any such notice to the Investor, the Investor may request that the Company include in such registration any Investor Shares that are not already registered or that may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale.

The Note issued under the Lind SPA in the First Closing has a maturity date of May 8, 2025, and the Note issued under the Lind SPA in the Second Closing will have a maturity date of 2 years from the date of issuance (the “Maturity Date”).

Beginning on the date that is the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Note , the Company shall repay the Note in twelve (12) consecutive monthly installments, on such date and each one (1) month anniversary thereof (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600,000 (the “Repayment Amount”), with the option of the Investor to increase one Monthly Payment up to $1,500,000 by providing written notice to the Company. The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the product of Repayment Amount multiplied by 1.05 (ii) (ii) ordinary share, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90)% of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date. Unless waived in writing in advance by the Investor, the Company may only make payments in ordinary shares unless such shares (A) may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the 1933 Act and the registration statement is in effect and lawfully usable to effect immediate sales of such shares by the Investor.

Each Note to be issued will be convertible at the option of the Investor at a conversion price equal to the lower of (i) $0.9763 and (ii) 1.6 times the closing price of the Company’s ordinary shares on the trading day before the applicable closing date (the “Conversion Price”). Upon the occurrence and during the continuance of an Event of Default (as defined in the Note) the Investor shall have the option to convert the Note at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80)% of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery of the applicable notice of conversion. The Conversion Price is also subject to certain adjustments as set forth in the Note.

The Note will not bear interest other than in the event that if certain payments under the Note as set forth therein are not timely made, the Note will bear interest at the rate of 2% per month (prorated for partial months) until paid in full. The Company will have the right to prepay the Note under the terms set forth therein.

The Company shall have the right to prepay all, but not less than all, of the applicable Note following the date that is sixty (60) days after the earlier to occur of (a) the date the Registration Statement is declared effective by the SEC or (b) the date that any shares issued pursuant to the applicable Note may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale at an amount equal to the outstanding principal amount of the Note multiplied by 1.05.

Pursuant to the Note, the Company agreed that in the event that, at any time following the First Closing, the Company or its subsidiaries, issue any debt, including any subordinated debt or convertible or any equity interests, other than Exempted Securities, as such term is defined in the Lind SPA, in one or more transactions for aggregate proceeds of more than $10,000,000 of cash proceeds being received by the Company, unless otherwise waived in writing by and at the discretion of the Investor, the Company will immediately utilize 20% of the proceeds of such issuance to repay the Notes issued to the Investor pursuant to the Lind SPA, until there remains no outstanding and unconverted principal amount due.

The Investor will not have the right to convert the portion of the Note or exercise the portion of the Warrant, if the Investor together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% if the investor already owns greater than 4.99)% of the number of ordinary shares outstanding immediately after giving effect to such conversion or exercise.

We are currently in default under the Lind Note and Lind SPA due to our failure to timely file our Annual Report as well as our failure to file the Registration Statement within 30 days of the entry into the Lind SPA. As a result of this default it is uncertain when, if at all, we may be able to receive the additional amounts called for under the Lind SPA following the filing of this Annual Report and as part of the Second Closing. We are currently in discussions with the Investor as to solutions to cure the default. We intend to promptly file the Registration Statement required under the Lind SPA following the filing of this Annual Report.

Dominion Equity Line of Credit

On March 28, 2023 (the “Effective Date”), us and Dominion Capital LLC and its affiliates (together, “Dominion”) entered into an Equity Purchase Agreement (the “Purchase Agreement”), whereas pursuant thereto the Company, may, but is not required to, issue up to $100,000,000 of the Company’s ordinary shares to Dominion over the course of 36 months from the date thereof.

As consideration for Dominion’s purchase commitment, the Company issued to Dominion 1,000,000 of its ordinary shares on the Effective Date (the “Commitment Shares”). The Commitment Shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Dominion has agreed not to sell or transfer the Commitment Shares for a period of six (6) months following the Effective Date. Dominion had previously advanced the Company $2.5 million as an upfront commitment under the ELOC (the “ELOC Upfront Commitment”) upon closing of the Business Combination. Upon a draw-down of the equity line by the Company, 50% of such draw down must be used to first repay the ELOC Upfront Commitment.

The Purchase Agreement contains certain registration rights, pursuant to which the Company agreed to file a registration statement within 45 days of the Effective Date to register the Commitment Shares and other ordinary shares to be issued to Dominion pursuant to the Purchase Agreement (the “Dominion Registration Statement”).

Following the Effective Date, subject to certain conditions (including the effectiveness of the Dominion Registration Statement), the Company has the right, but not the obligation, on any business day selected by the Company (the “Purchase Date”), to notify Dominion (an “Advance Notice”) and require Dominion to purchase an amount of ordinary shares equal to the lesser of: (i) an amount equal to fifteen percent (15)% of the aggregate Daily Traded Volume of Ordinary Shares on the Nasdaq Global Market for the ten (10) Trading Days immediately preceding such notice date and (ii) $5,000,000. The purchase price for regular purchases (the “Purchase Price”) shall be equal to 96% of the average daily volume weighted average price of the Company’s ordinary shares during the five days prior to submission of an Advance Notice. Advance Notices must be received by the Dominion by 8:30 a.m. EST on a Trading Day. Advance Notices can be submitted no more than once per any given calendar week. However, subject to the satisfaction of the conditions under the Purchase Agreement, the Company may deliver Advance Notices from time to time, provided that it delivered all shares relating to all prior Advance Notices. The Parties may mutually agree to increase the number of ordinary shares sold to Dominion pursuant to an Advance Notice.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse share split or other similar transaction occurring during the business days used to compute the Purchase Price.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions, indemnification and termination provisions. Sales under the Purchase Agreement may commence only after certain conditions have been satisfied, which conditions include the effectiveness of the Dominion Registration Statement covering the ordinary shares issued or to be sold by the Company to Dominion under the Purchase Agreement, the filing with the Nasdaq Stock Market of a Listing of Additional Shares notification with respect to the shares and Nasdaq having raised no objection to the consummation of transactions contemplated under the Purchase Agreement, and the receipt by Dominion of a customary opinion of counsel and other certificates and closing documents.

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving five trading days’ notice to Dominion to terminate the Purchase Agreement provided that (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement, including the Up-Front Advance. Dominion has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the ordinary shares of the Company.

Except as set forth herein, there are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Company may deliver Advance Notices under the Purchase Agreement, subject to market conditions, and in light of its capital needs, from time to time and under the limitations contained in the Purchase Agreement. Any proceeds that the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

We are currently in default under the Purchase Agreement due to our failure to file the Dominion Registration Statement within 45 days of the Effective Date to register the Commitment Shares and other ordinary shares to be issued to Dominion pursuant to the Purchase Agreement. We are currently in discussions with Dominion as to solutions to cure the default. We intend to promptly file the Dominion Registration Statement following the filing of this Annual Report.

Secured Promissory Note

In connection with the firm commitment for the ELOC, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the ELOC Upfront Commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand.

We are currently in default under the Secured Promissory Note due to our failure to provide security to Dominion under the Secured Promissory Note. Dominion has demanded payment in full of the ELOC Upfront Commitment. We have not made such payment and are currently in discussions with Dominion as to solutions to cure the default.

Convertible Notes

Upon the closing of the Business Combination, the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,319 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,319 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full. The proceeds from the Convertible Notes Agreements were used to pay expenses in connection with the closing of the Business Combination.

We are currently in default under the Convertible Notes Agreements, having failed to make the required payments thereunder. We are currently in discussions with AGP and the Vendor as to solutions to cure the defaults and anticipate curing the defaults following the filing of this Annual Report.

A-Labs Loan

On January 16, 2023, we entered into a loan agreement with A-Labs, pursuant to which A-Labs agreed to issue us a $1,000,000 principal amount note for gross proceeds of $900,000 (the “A-Labs Loan”). The principal amount A-Labs Loan is due to be repaid in one repayment on January 16, 2026 (the Maturity Date”) (36 months from the execution of the A-Labs Loan). The A-Labs Loan bears interest at 12% per annum and interest became payable quarterly commencing on April 1, 2023 until the Maturity Date. Overdue payments will accrue interest in arrears at the rate of 18% per annum from the relevant payment date until such payment is made.

In order to secure the repayment under the A-Labs Loan, we committed to apply to the within two (2) business days from receipt of the A-Labs Loan, to register a floating lien in favor of A-Labs on certain of our assets.

We are currently in default under the A-Labs Loan, having failed to make the required quarterly interest payments thereunder or timely provide a lien on our assets in favor of A-Labs with the Registrar of Companies. We are currently in discussions with A-Labs as to solutions to cure the defaults and anticipate curing the defaults following the filing of this Annual Report.

Quantitative and Qualitative Disclosures of Market Risk

HUB Security is highly exposed to market risk in the ordinary course of business given its dependency on share issuances for financing transactions. Market risk represents the risk of loss that may impact HUB Security’s financial position due to adverse changes in financial market prices and rates. HUB Security’s market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Exchange Rate Risk

Though HUB Security operates internationally, its operations are primarily located in Israel and the majority of its expenses are denominated in New Israeli Shekels, or NIS. HUB Security is subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to its foreign currency exposures as of December 31, 2022, a 10% unfavorable movement in foreign currency exchange rates would have increased its operating loss by approximately 0.31%.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

HUB Security’s exposure to the risk of changes in market interest rates relates primarily to HUB Security’s long-term liabilities with floating interest. This risk is of primary focus to Hub Security given its current dependency on debt financing and the ability to obtain future debt financing. HUB Security manages its interest rate risk by seeking to have a balanced portfolio of fixed and variable rate loans.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. HUB Security will qualify as an “emerging growth company” under the JOBS Act.

HUB Security is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” HUB Security chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Business Combination or until HUB Security is no longer an “emerging growth company,” whichever is earlier.

C.  Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Item 4.B” above and the “Key Information —Risk Factors —Risks Related To Our Incorporation and Operations In Israel” in Item 3.D above.

For a description of our intellectual property, please see “Item 4.B” above under “—Intellectual Property.

D. Trend Information

Other than as described in Item 3.D. “Key Information —Risk Factors” and in Item 5.A. “Operating and Financial Review” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our results of operations or financial condition, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Policies and Estimates

HUB Security’s consolidated financial statements are prepared in accordance with IFRS. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. HUB Security base its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, and management evaluates the estimates and assumptions on an ongoing basis.

Actual results could differ significantly from the estimates made by management. To the extent that there are differences between the estimates and actual results, HUB Security future financial statement presentation, financial condition, operating results, and cash flows will be affected.

Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of HUB Security’s consolidated financial statements.

Share-Based Compensation

HUB Security operates a share option scheme and a RSU scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of its operations. HUB Security’s employees and directors can receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments, or equity-settled transactions.

Share-based compensation expense related to employees is measured based on the grant-date fair value of the awards and the fair value of each RSU is determined by reference to market price of our shares at the respective grant date. HUB Security establishes fair value as the measurement objective in accounting for share-based payment transactions and recognizes expenses on a straight-line basis over the requisite service period. The fair value of each award is estimated on the grant date using the Black-Scholes and Hull-White option-pricing model.

Determining the fair value of share-based awards at the grant date requires significant judgement. The determination of the grant date fair value of share-based awards is affected by HUB Security’s share price as well as subjective assumptions including the expected volatility of the share price, risk-free interest rate, expected life of share options, and expected dividend yield. The assumptions used in HUB Security’s option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

1.	Expected Term. The expected term of the share options reflects the period for which we believe the option will remain outstanding. To determine the expected term, HUB Security generally applies a range of 1.5−6 years.

2.	Expected Volatility. As HUB Security has trading history for its ordinary shares, it bases expected future volatility on the historical and implied volatility over the expected term.

3.	Expected Dividend Yield. HUB Security has never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, HUB Security used an expected dividend yield of zero.

4.	Risk-Free Interest Rates. HUB Security uses the U.S. Treasury yield for its risk-free interest rate that corresponds with the expected term.

HUB Security will continue to use judgment in evaluating the assumptions related to its share-based compensation on a prospective basis. As it continues to accumulate additional data related to our ordinary shares, HUB Security may have refinements to its estimates, which could materially impact its future share-based compensation expense.

Business Combinations

HUB Security accounts for its acquisitions using the acquisition method of accounting. HUB Security allocates the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill.

When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

1.	selection of valuation methodologies;

2.	future expected cash flows and support agreements;

3.	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

4.	growth rates and discount rates; and

5.	estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

Significant estimates and assumptions used to value certain identifiable assets include, but are not limited to, the selection of valuation methodologies, expected future cash flows, growth rates, discount rates, and useful lives. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Impairment of Goodwill

Goodwill is the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the valuation of HUB Security’s goodwill, management must make assumptions regarding estimated future cash flows to be derived from HUB Security’s business. If these estimates or their related assumptions change in the future, HUB Security may be required to record impairment for these assets.

In testing for goodwill impairment, management may elect to use the most recent detailed calculation made in a preceding period of the recoverable amount of a cash-generating unit to which goodwill has been allocated in the impairment test of that unit in the current period provided certain criteria are met.

There was no impairment of goodwill recorded for the year ended December 31, 2021. HUB Security recognized in the first half of 2022 an impairment of goodwill in the amount of $368 thousand relating to one of the cash generating units. As of December 31, 2022 we recognized additional impairment in the amount of $9,202 thousand in Comsec, and $5,048 thousand in ALD.

For all of HUB Security’s goodwill impairment reviews, the assumptions and estimates used in the process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in HUB Security’s business strategy or its internal forecasts. Although management believes the assumptions, judgments, and estimates it have used in its assessments are reasonable and appropriate, a material change in any of its assumptions or external factors could lead to future goodwill impairment charges.

Impairment of other intangible assets

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate future growth, profitability, discount and terminal growth rates, and project future cash flows, among other factors. Future events and changing market conditions may impact the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows.

If we conclude that a definite or indefinite long-lived intangible asset is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

Deferred tax assets

In establishing deferred income tax assets and liabilities, management makes judgments based on the substantially enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income.

Management’s evaluation of the realizability of the deferred tax assets focuses on identifying significant, objective evidence that HUB Security will probably be able to realize its deferred tax assets in the future. HUB Security records deferred tax assets based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence. To make this assessment, management evaluate historical operating results, the existence of cumulative losses in the most recent fiscal years, expectations for future taxable income from each tax-paying component in each tax jurisdiction, the time period over which HUB Security’s temporary differences will reverse and the implementation of tax planning strategies. If management’s assumptions and estimates that resulted in HUB Security’s forecast of future taxable income for each tax-paying component prove to be incorrect, it may need to adjust the carrying value of its deferred tax balances.

Incremental Borrowing Rate — Leases

The significant estimates used in accounting for HUB Security’s leases relate to the incremental borrowing rate used in the present value of lease obligations calculation. As HUB Security’s leases generally do not provide information about the rate implicit in the lease, management utilizes an estimated incremental borrowing rate to calculate the present value of HUB Security’s future lease obligations. The incremental borrowing rate represents the rate of interest HUB Security would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. Management uses judgment in determining the incremental borrowing rate, which is applied to each lease based on the lease term. Significant assumptions are required to be made when determining which borrowing rates to apply in this determination.

Accounting for Legal and Contingencies

Management makes judgments and estimates in the recording and the disclosing of liabilities for claims and litigations. HUB Security records a loss contingency when it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated.

The determination of a loss contingency requires significant judgment as to the expected outcome of the contingency in future periods. In making the determination as to the amount of potential loss and the probability of loss, management considers the nature of the litigation, the claim or assessment, opinions or views of legal counsel, and the expected outcome of potential litigation, among other things. As additional information becomes available, management reassesses the potential liability related to the contingency and revise its estimates. The amount recorded for any contingency may differ from actual costs incurred when the contingency is resolved. Contingencies are normally resolved over long periods of time. In its evaluation of legal matters, management consults with legal counsel and relies on analysis of relevant case law and legal precedents. Although management believes that the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact HUB Security’s reported financial results.

E. Critical Accounting Estimates

Recent Accounting Pronouncements

See Note 4 within HUB Security’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 included in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of July 31, 2023:

Name	Age	Position
Executive Officers
Uzi Moskovich	57	Chief Executive Officer and Director
Hugo Goldman	68	Chief Financial Officer
Andrey Iaremenko	40	Chief Technology Officer and founder
Osher Partok Rheinisch	51	Chief Legal Officer
Alon Saban	52	Executive Vice President – Cybersecurity
Directors
Kasbian Nuriel Chirich (2)(4)	65	Chairman of the Board
Beth Michelson (1)(2)(3)(4)	54	Director
Liat Aaronson (1) (3)(4)	48	Director
Ilan Flato (1)(2)(3)(4)	66	Director
Matthew Kearney	59	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating, governance, compliance and sustainability committee

(4)	Independent director under the rules of Nasdaq

Executive Officers

Uzi Moskovich has served as our Chief Executive Officer since February 2023 and a member of our board of directors since June 2021. Prior to becoming our Chief Executive Officer, Mr. Moskovich served as Executive Chairman from April 2022 to February 2023. Alongside his role with HUB, Mr. Moskowitz served since February 2019 as the Chief Executive Officer of Wave Guard Technologies Ltd. and since March 2019 as the V.P. of the Missile Division at Israel AeroRNERe Industries. Mr. Moskowitz has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) since February 2021 and April 2018, respectively. Mr. Moskowitz received his B.Sc. in Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. from the US Army War College.

Hugo Goldman has served as our Chief Financial Officer since August 2022. Mr. Goldman has over 25 years of senior leadership experience in finance and operations with high growth public technology companies and has a long history of creating significant value for shareholders. From June 2018 to July 2022 Mr. Goldman served as the CFO of BOL Pharma, a leader in medical cannabis innovative products. From 2012 to 2018 Mr. Goldman served as the CFO of Syneron Candela, a global leader in aesthetic medical devices which traded in Nasdaq, and was instrumental in the acquisition of the Company by Apax Partners. Prior to that, Mr. Goldman served as CFO for a variety of companies including Retalix, Ltd., AxisMobile, and VocalTec Communications Ltd. Mr. Goldman began his career at PricewaterhouseCoopers and holds a bachelor’s degree in Accounting and Economics from the University of Tel Aviv (Israel) and an Executive M.B.A. from Bradford University (UK) with distinction. He is a certified public accountant in Israel and served as member of the Steering Committee of the Israeli CFO Forum.

Andrey Iaremenko has served as our Chief Technology Officer since January 2018. From October 2015 and prior to joining HUB, Mr. Iaremenko worked as a Chief Architect at Sigmabit Ltd. Prior to that, Mr. Iaremenko served at Israel Defense Forces from 2003 to August 2015, in multiple technology and management roles. Mr. Iaremenko earned his Bachelor of Science (BS) in Electrical Engineering at Tel Aviv University.

Osher Partok Rheinisch has served as our Chief Legal, Compliance and Data Protection Officer since September 25, 2022. Prior to joining HUB, Ms. Rheinisch served as the General Counsel at Orgenesis, Inc. (Nasdaq: ORGS) from March 2021 to September 2022. Prior to serving at Orgenesis, Ms. Rheinisch served as the Compliance Counsel at Amdocs Ltd (Nasdaq: DOX) from November 2017 to end of 2020. With more than 20 years of both commercial, corporate and compliance legal experience Ms. Rheinisch is responsible for all the Company’s legal, corporate governance and compliance affairs. Ms. Rheinisch earned an LLB and MBA from Tel Aviv University, she was admitted to both the Israel and the New York State Bars and she is a member of the Association of Corporate Counsels and the International Association of Privacy Professionals where she holds CIPP/E, CIPM and FIP authorizations.

Alon Saban has served as our Executive Vice President – Cybersecurity since July 2022. Before that Alon Served as EVP cybersecurity. Alon has over 23 years of experience in nation-state cyber agencies - driving perception revolutions in both the technological and operational realms. Alon was part of the cyber overhaul of the IDF and Israel Security Agencies, where he served as R&D and Architecture Head and Cyber Strategist, leading R&D and operational teams. Alon holds an M.Sc. in Mathematics from the University of Haifa and an MBA from the Technion Institute of Technology.

Directors

Kasbian Nuriel Chirich has served as the Chairman of our Board of Directors since February 2023. Mr. Chirich currently serves as the Honorary Consul of Tanzania in Israel. Mr. Chirich founded Cellect Biotherapeutics in 2011 and served as chairman of its board of directors from 2013 until 2020 prior to the completion of its business combination with Quoin Pharmaceuticals, Inc. in 2021. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania.

Beth Michelson has served as a member of our Board of Directors since June 2023. Ms. Michelson is a Partner with Cartesian Capital Group, a New York City-based global private equity firm. She has been with Cartesian since its inception in 2006 and has more than 20 years of experience building businesses globally. Prior to Cartesian, she was a Partner and Vice President with PH Capital a fund manager for AIG Capital Partners and an Associate at Wasserstein Perella. She has led investments and acquisitions across 20 countries. Ms. Michelson is also the Chief Financial Officer and a director of Cartesian Growth Corporation (Nasdaq: RENE), a special purpose acquisition company which is targeting transnational businesses. Beth currently serves on the board of directors of Safeguard Scientifics (Nasdaq:SFE), NorthStar Earth & Space (Canada), Thermal Management Solutions (UK), Brilia (Brazil), and Tiendamia (Latin America), as well as the Global Advisory Board of Columbia Business School Chazen Institute for Global Business. Ms. Michelson was selected as a 2019 92Y Women in Power Fellow. She is a member of the Economic Club of New York, 100 Women in Finance, and the Private Equity Women’s Investor Network. She also serves on the board of Replications Inc which focuses on improving outcomes in NYC public schools. Ms. Michelson has an MBA from Columbia University Graduate School of Business, a Masters in International Affairs from Columbia University School of International and Public Affairs, and a BA with distinction from the University of Michigan. She is also a Chartered Financial Analyst.

Liat Aaronson has served as a member of our Board of Directors since March 2023. Ms. Aaronson is co-founder and Managing Director of Horizen Labs Ventures (HLV), a Web3 advisory and venture investment company that was launched out of Horizen Labs. Liat co-founded and served as COO of Horizen Labs from its inception as a blockchain technology company until 2022. Liat holds a B.A. in political economy of industrial societies (economics and political science, cum laude) from the University of California at Berkeley, an LL.B. and MBA from Tel Aviv University, and an LL.M. in European Law from the University of Leiden in the Netherlands (cum laude).

Ilan Flato has served as a member of our Board of Directors director since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. Since 2011, Mr. Flato has been a member of the Israel Bar Association. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato has served as a director of Tower Semiconductor Ltd. since February 2009 and served as a member of the board of directors of many government-owned companies as well. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Matthew Kearney has served as a member of our Board of Directors since March 2023, upon the completion of the Business Combination. Mr. Kearney previously served as RNER’s Chief Executive Officer and a member of its board of directors since RNER’s inception in February of 2021 and became the Chairman of RNER’s board of directors upon the consummation of the RNER IPO. Mr. Kearney has over 30 years of experience as an investor, Chief Executive Officer, Executive Chairman, and Board member in mergers and acquisitions in the United States and United Kingdom in the areas of private equity, technology and wealth management. After graduating from the London Business School and as Investment Director at 3i PLC, Matthew joined Carlton Communications PLC, the acquisitive FTSE 100 media conglomerate, as head of Mergers & Acquisitions, becoming an officer of the board in the process. Mr. Kearney moved to New York in 2002 to take up his first Chief Executive Officer position at Screenvision, LLC, a Carlton/Thomson joint venture where he grew revenue by 300%, with strong EBITDA margins leading to a profitable sale of Screenvision LLC to the Disney Family ’s Shamrock PE fund in 2010. Mr. Kearney has since launched the global news site Mail Online in the United States, then ran a Carlyle Group Portfolio Company as Executive Chairman and today is the Chief Executive Officer of ICV’s portfolio company LeadingResponse. Mr. Kearney holds or has held board positions on companies in Rock Holdings Inc. (NYSE:RKT) and Telenor ASA (NORWAY:TEL). He was a member of the investor group of MI Acquisitions, a NASDAQ listed special purpose acquisition company (“SPAC”) that completed its initial business combination in 2018 to become Priority Technology Holdings (NASDAQ: PRTH). Mr. Kearney was subsequently appointed board director and audit chair of Priority Technology. Mr. Kearney’s not for profit affiliations have included board positions at the British Academy of Film and Television Arts (“BAFTA”) and the American Financial Education Alliance (“AFEA”) which is dedicated to improving the public’s understanding of personal wealth management. Matthew has an MBA from London Business School, a BSc (Hons) in Aeronautical Engineering from Manchester University, and C.Eng. (“RAeS”).

B. Compensation

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and, unless exempted under regulations promulgated under the Companies Law, (iii) the approval of its shareholders at a general meeting. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive officers other than the chief executive officer

The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer and who do not also serve as a director) be approved in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy).

However, there are exceptions to the foregoing approval requirements with respect to such non-director executive officers. If the shareholders of the company do not approve the compensation of such a non-director executive officer, the compensation committee and board of directors may override the shareholders’ disapproval for such non-director executive officer provided that the compensation committee and the board of directors each document the basis for their decision to override the disapproval of the shareholders and approve the compensation.

An amendment to an existing compensation arrangement with a non-director executive officer requires only the approval of the compensation committee, if the compensation committee determines that the amendment is immaterial. However, if such non-director executive officer is subordinate to the chief executive officer, an immaterial amendment to an existing compensation arrangement shall not require the approval of the compensation committee if (i) such amendment is approved by the chief executive officer, (ii) the company’s compensation policy allows for such immaterial amendments to be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief executive officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company do not approve the compensation arrangement with a chief executive officer who does not serve as a director, the compensation committee and board of directors may override the shareholders’ decision provided that they each document the basis for their decision. The approval of each of the compensation committee and board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy).

In the case of a new chief executive officer, the compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have, on the date of his appointment or during the two-year period preceding his appointment, an “affiliation” (including an employment relationship, a business or professional relationship or control) with the company or a controlling shareholder of the company or a relative thereof and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. However, if the chief executive officer candidate will serve as a member of the board of directors, such candidate’s compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2022 was approximately $1.6 million. This amount includes $265 thousand of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel or the U.S. In addition, in 2022 we granted to our executive officers and directors a total of 1,724,808 restricted share units and 131,177 options to purchase our ordinary shares with a weighted average exercise price of $1.86. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2023, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $1.6 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2023.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Eyal Moshe,
Chief Executive Officer and Director(6)	498	83	3,291	3,872
Ayelet Bitan,
Chief of Staff(7)	304	65	771	1,140
Hugo Goldman,
Chief Financial Officer	157	-	614	772
Andrey Iaremenko,
Chief Technologies Officer	329	-	-	329
Osher Partook Rheinisch,
Chief Legal Officer	73	-	225	298

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)	All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2022.
(3)	Amounts reported in this column include the base salary and the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2022. In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2022 – 2025 on account of the 2022 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

(6)	Eyal Moshe resigned from his position as Chief Executive Officer on February 2, 2023 and from his role as a member of our board of directors on August 15, 2023.

(7)	Ayelet Bitan resigned from her position as Chief of Staff on February 2, 2023.

Share Option Plans

2007 Employee Stock Option Plan

In 2007, HUB Security (ALD prior to its merger with HUB Security) adopted its 2007 Employee Stock Option Plan (the “2007 Plan”), as amended from time to time. The 2007 Plan provides for the grant of options to the employees, directors, office holders, service providers and consultants of HUB Security and its subsidiaries and affiliates.

Authorized Shares. As of December 31, 2022, there were 13,374,006 ordinary shares reserved and available for issuance under the 2007 Plan. We no longer grant any awards under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

Administration. HUB Security’s board of directors, or a duly authorized committee of the board of directors (the “Administrator”), administers the 2007 Plan. Under the 2007 Plan, the Administrator has the authority, subject to applicable law, to (among other things) interpret the terms of the 2007 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of awards, including: the number of shares underlying each award, provisions concerning the time and extent to which the options may be exercised and the nature of restrictions as to transferability, the class and the exercise price of an option or purchase price per share covered by an award, the fair market value of HUB Security ordinary shares, the time of grant and vesting schedule applicable to an award (including the determination to accelerate an award and/or amend the vesting schedule), the method of payment for shares purchased upon the exercise or (if applicable) vesting of an award or for satisfaction of any tax withholding obligation arising in connection with the award or such shares, the time of the expiration of the awards, the effect of the grantee’s termination of employment, the cancellation or the suspension of awards, prescribe the forms of agreement under which each award is granted, and take all other actions and make all other determinations necessary or desirable for, or incidental to, the administration of the 2007 Plan and any award under the 2007 Plan.

Eligibility. The 2007 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version) (the “Ordinance”) and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. HUB Security’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.

Grant. All awards granted pursuant to the 2007 Plan are evidenced by a written agreement between HUB Security and the grantee or a written notice delivered by HUB Security (the “Award Agreement”). The Award Agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, manner of exercise, term and vesting schedule (including performance goals or measures) and the exercise price, if applicable.

Exercise. An award under the 2007 Plan may be exercised by providing HUB Security (or to any third party designated by HUB Security) with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2007 Plan, the Administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless or net exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Plan, and unless otherwise determined by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with HUB Security or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator. Any awards which are unvested as of the date of such termination, or which are vested but not exercised within the three-month period following such termination, will terminate.

In the event of termination of a grantee’s employment or service with HUB Security or any of its affiliates due to such grantee’s death or disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised, within one year after such date of termination, unless otherwise provided by the Administrator. Any awards which are unvested as of the date of such termination or which are vested but not exercised within the one-year period following such termination, will terminate.

Notwithstanding any of the foregoing, if a grantee’s employment or services with HUB Security or any of its affiliates is terminated for “cause” (as defined in the 2007 Plan), unless otherwise determined by the Administrator, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.

Transactions. In the event of an exchange or change of HUB Security’s ordinary shares by declaration of a s stock split, consolidation or exchange of share capital of HUB Security recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2007 Plan any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

In the event of a merger, acquisition, reorganization, amalgamation or consolidation of HUB Security, or a sale of all, or substantially all of HUB Security’s assets (“Transaction”), (i) all outstanding shares subject to the unexercised portions of outstanding options will be replaced or substituted by the successor corporation in such Transaction and appropriate adjustments shall be made to the exercise price and all other terms and conditions shall remain unchanged, all as determined by the Administrator or (ii) if the outstanding options are not assumed or substituted the Administrator may provide for an acceleration of vesting of unvested options as of the date that is ten days from the date of the Transaction.

In the event HUB Security is voluntarily liquidated or dissolved, all vested and unexercised options shall become exercisable within ten days of notice to the grantee, and following such period, all remaining outstanding options will terminate immediately.

2021 Employee Stock Option Plan

In 2021, HUB Security adopted the 2021 Employee Stock Option Plan (“2021 Plan”),. The 2021 Plan provides for the grant of equity-based incentive awards to HUB Security’s and its affiliates’ employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of HUB Security or its affiliates and to promote the success of HUB Security’s business.

Authorized Shares. As of December 31, 2022, there were 5,664,650 ordinary shares reserved and available for issuance under the 2021 Plan. Following the adoption of the 2021 Plan, HUB Security ceased making grants under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

Administration. HUB Security’s board of directors, or a duly authorized committee of the board of directors (the “Administrator”), will administer the 2021 Plan. Under the 2021 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel or the United State of America to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

The Administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time. No termination or amendment of the 2021 Plan shall affect any then outstanding award unless expressly provided by the Administrator.

Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 12.5% of the shares covered by the award at the end of each subsequent six-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to HUB Security throughout such vesting dates.

Each award will expire up to ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares units (“RSUs”), share purchase rights and other share-based awards.

Options granted under the 2021 Plan to HUB Security employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable, otherwise an exercise price of an award of less than the par value of the shares (if shares bear a par value) shall comply with section 304 of the Companies Law. The exercise price of a non-qualified stock option shall not be less than 100% of the fair market value of a share on the date of grant of such option or such other amount as may be required pursuant to the section 409A of the Code. Notwithstanding the foregoing, a non-qualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above if such award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with section 424(a) of the Code 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance. The exercise price of an Incentive Stock Option granted under the 2021 Plan may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code. In the case of Incentive Stock Options granted to a ten percent shareholders, (i) the exercise price shall not be less than 110% of the fair market value of the underlying share on the date of grant, and (ii) the exercise period shall not exceed five (5) years from the effective date of grant of such grant.

Exercise. An award under the 2021 Plan may be exercised by providing HUB Security with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the Administrator may, in its discretion, accept cash, check, provide for net withholding of shares in a cashless or net exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with HUB Security or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within ninety days after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate.

In the event of termination of a grantee’s employment or service with HUB Security or any of its affiliates due to such grantee’s death or permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one year after such date of termination, unless otherwise determined in the grantee’s award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate.

The Administrator may, prior to the date of termination, extend the exercise period for the vested and exercisable options for a period not to exceed the period during which the options by their terms would otherwise have been exercisable.

Notwithstanding any of the foregoing, if a grantee’s employment or services with HUB Security or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), subject to the discretion of the Company, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.

Voting Rights. Grantees will not have the rights as a shareholder of HUB Security with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares.

Dividends. Grantees holding HUB Security Ordinary Shares issued upon the exercise or vesting of RSUs will be entitled to receive dividends and other distributions with respect to the quantity of their holdings, subject to HUB Security’s Articles of Association and applicable taxation.

Transactions. In the event of an exchange or change of HUB Security’s ordinary shares by declaration of a stock split, consolidation or exchange of share capital of HUB Security recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2021 Plan any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

In the event of a merger, acquisition, reorganization, amalgamation or consolidation of HUB Security, or a sale of all, or substantially all of HUB Security’s assets (“Transaction”), (i) all outstanding shares subject to the unexercised portions of outstanding options will be replaced or substituted by the successor corporation in such Transaction and appropriate adjustments shall be made to the exercise price and all other terms and conditions shall remain unchanged, all as determined by the Administrator or (ii) if the outstanding options are not assumed or substituted the Administrator may provide for an acceleration of vesting of unvested options as of the date that is ten days from the date of the Transaction.

In the event HUB Security is voluntarily liquidated or dissolved, all vested and unexercised options shall become exercisable within ten days of notice to the grantee, and following such period, all remaining outstanding options will terminate immediately.

C. Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq listing rules.

Additionally, in the event that misconduct or other inappropriate behavior is found within our company, our Board has the ability to conduct internal investigations in order to determine the nature of the conduct and to form committees and hire advisors to properly address and remediate any findings. See “Item 4. Information on the Company—History and Development of the Company—Recent Developments—Internal Investigation.”

For more information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

Board of Directors

Under the Companies Law and our Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment or consulting agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Uzi Moskovich and Matthew Kearney are independent under such rules.

Under our Articles, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires.

Our directors are divided among the three classes as follows:

●	the Class I director is Beth Michelson, and her term will expire at the annual general meeting of shareholders to be held in 2023;

●	the Class II directors are Uzi Moskovich and Matthew Kearney, and their terms will expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III directors are Kasbian Nuriel Chirich and Liat Aaronson, and their term will expire at our annual meeting of shareholders to be held in 2025.

Our directors will generally be appointed by a simple majority vote of holders of our ordinary shares, participating and voting (in person or by proxy) at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Our Articles, generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board of directors, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of the shareholders and the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, require a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting. In addition, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Board Diversity Matrix (As of July 31, 2023)

Country of Principal Executive Offices:		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Chairperson of the Board

Our Articles provide that the board of directors shall appoint a member of the board to serve as the Chairperson. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the Chief Executive Officer unless approved by a special majority of the company’s shareholders for a period not exceeding three years from each such approval. The chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the Chief Executive Officer unless approved by a special majority of the company’s shareholders for a period not exceeding three years from each such approval.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer, and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board of Directors believes that, given the dynamic and competitive environment in which we operate, the optimal board leadership structure may vary as circumstances warrant.

At present, the Board of Directors has chosen to separate the two roles of Chief Executive Officer and Chairman of the Board of Directors, as our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Kasbian Nuriel Chirich serves as non-executive Chairman of the Board of Directors.

Nevertheless, the Board of Directors recognizes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the Board of Directors and Chief Executive Officer should be separated or combined in one individual. The Board of Directors periodically evaluates whether the board leadership structure should be changed in light of specific circumstances applicable to us.

External directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Audit Committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing requirements

Under the listing rules of the Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ilan Flato, Liat Aaronson and Beth Michelson. Ilan Flato serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of Ilan Flato and Beth Michelson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent”, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the listing rules of the Nasdaq. These responsibilities include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	overseeing the accounting and financial reporting processes of our company;

●	managing audits of our financial statements

●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law;

●	reviewing the findings of any internal investigation into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board; and

●	establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing requirements

Under the listing rules of the Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Nuriel Kasbian Chirich, Ilan Flato and Beth Michelson. Nuriel Kasbian Chirich serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation committee role

In accordance with the Companies Law, the responsibilities of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, with respect to any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;

●	resolving whether to approve arrangements with respect to the terms of office and employment of office holders, which require the approval of the compensation committee pursuant to the Companies Law; and

●	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the listing rules of the Nasdaq and include among others:

●	recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans, and the awards and agreements issued pursuant thereto, and making and determining the terms of awards to eligible persons under the plans.

Compensation policy under the Companies Law

In general, under the Companies Law, the board of directors of a public company must approve a compensation policy after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

●	the majority of such ordinary shares is comprised of shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy voting against the policy does not exceed two percent (2) of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds, and after discussing again over the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	The Officer’s level of education, skills, expertise, seniority (in the Company, specifically, and in his profession, in general), professional experience, and achievements.

●	The Officer’s position, areas of responsibility, and terms of employment pursuant to former employment agreements signed with him;

●	The Officer’s contribution to the Company’s business, the attainment of its strategic targets, and the realization of its work plans, profits, resilience, and stability.

●	The extent of the Officer’s responsibilities.

●	The need of the Company to hire and retain an Officer with unique skills, knowledge, or expertise.

●	The existence or absence of a substantive change in the Officer’s position or function or the Company’s demands on him;

●	The Company’s size and nature of its operations;

●	Relation to tenure and employment terms which include retirement bonuses – the tenure or employment period of the Officer, the terms of his tenure and employment during said period, the Company’s performance during said period, the Officer’s contribution to attaining the Company’s targets and generating its profits, and the circumstances of the retirement.

●	(a) The conditions of the market in which the Company operates at any relevant time, including the Officer’s salary terms when compared to the salary terms of Officers with similar positions (or positions of a similar level) in companies with similar characteristics to the Company’s

●	Operation; (b) the level of difficulty in locating, recruiting, and retaining Officers and the need to offer an attractive compensation package in a global, competitive market; and (c) changes in the Company’s operation market, operation scope, and complexity.

Our compensation policy is designed to retain and motivate our directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, and other cash bonuses (such as a special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers, other than our Chief Executive Officer, may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

Under our compensation policy, our executive officers’ (including members of our board of directors) equity-based compensation is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our then-current equity incentive plan. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of those executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.

In addition, our compensation policy will allow us to exculpate, indemnify, and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy is filed as exhibit to this Annual Report. At our 2023 Annual General Meeting, which we intend to hold in the fourth quarter of 2023, we plan to adopt a new amended and restated compensation policy, subject to shareholder approval. .

Nominating, Governance, Compliance and Sustainability Committee

Our nominating, governance, compliance and sustainability committee consists of Beth Michelson, Ilan Flato, and Liat Aaronson. Beth Michelson serves as chairperson of the nominating, governance, compliance and sustainability. Our board of directors has adopted a nominating, governance, compliance and sustainability committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

●	assessing the performance of the members of our board;

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business;.

●	recommending to our board of directors the Company’s overall environmental, social, and governance strategies, including, but not limited to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying, and other public policy matters relevant to the Company (collectively, “ESG Matters”);

●	overseeing the Company’s policies, practices, and performance with respect to ESG Matters; and

●	reporting to the board of directors of the Company about current and emerging topics relating to ESG Matters that may affect the business, operations, performance, or public image of the Company or are otherwise pertinent to the Company and its stakeholders and, if appropriate, detailing actions taken in relation to the same

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. The company is in the process of hiring an internal auditor with the capabilities to service a publicly traded company in the United States and expects to appoint one as soon as possible.

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Our Management — Management and Board of Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for the office holder’s approval or performed by virtue of the office holder’s position; and

●	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the Company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of the office holder’s duties in the company and the office holder’s other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for the office holder or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of the office holder’s position.

Under the Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Executive Officers and Directors.”

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who under the articles of association has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. The Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder from the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder pursuant to certain provisions of the Israeli Economic Competition Law, 5758-1988.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not exempt, indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except with respect to insurance coverage or indemnification, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction, or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets, or obligations.

The Articles allow us to exculpate, indemnify, and insure our office holders to the maximum extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount to be set forth in such agreements is limited to an amount equal to the higher of $100 million, 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and 10% of our total market capitalization calculated based on the average closing price of ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of HUB Security’s office holders as to which indemnification is being sought, and, except as described in the section “Item 8. Financial Information— Consolidated Statements and Other Financial Information -  Legal and Arbitration Proceedings”, HUB Security is not aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

D. Employees

As of December 31, 2022, we had employees or full-time employee equivalents across 4 offices in 4 countries, with employees or full-time employee.

Of our total number of employees and full-time employee equivalents, 566 and 504 are located in Israel as of December 31, 2022 and July 31, 2023, respectively. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as length of working hours and week, recuperation pay, travel expenses and pension rights. We have never experienced labor related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see. “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers —Share Option Plans.”” in Item 6.B above.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 31, 2023 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of July 31, 2023. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our ordinary shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right. The column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

For a description of the voting rights attached to our ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is 17 Rothschild Blvd, Tel Aviv, Israel 6688120

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
Directors and Executive Officers of HUB Security:

Uzi Moskovich (1)	131,777	*
Hugo Goldman	253,093	*
Osher Partok Rheinisch	178,108	*
Andrey Iaremenko	5,271,074	5.36%
Alon Saban	79,493	*
Kasbian Nuriel Chirich	35,622	*
Beth Michelson	—	—
Liat Aronson	—	—
Ilan Flato	—	—
		%
Matthew Kearney (2)	318,685	*
All executive officers and directors as a group (11 individuals)	6,267,851	6.13%
Five Percent or More Holders:
Vizerion Ltd (3)	9,621,760	9.79%
AVP EARLY STAGE II S.L.P (4)	8,785,035	8.94%
Eyal Moshe (5)	8,569,691	8.41%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of 131,777 ordinary shares subject to options exercisable within 60 days of July 31, 2023.

(2)	Consists of (i) 311,941 ordinary shares and (ii) 6,743 ordinary shares subject to options exercisable within 60 days of July 31, 2023.

(3)	As of the date hereof, Galia Ben-Artzi, Eyal Hertzog, Yehuda Levy, Guy Ben-Artzi and Amatzia Ben-Artzi are the ultimate beneficial owners of Viserion Ltd. The member of the board of directors of Viserion Ltd. may be deemed to have shared voting and dispositive control over the shares. The member of the board of directors of Viserion Ltd. is Guy Ben-Artzi. The business address of the sole director is 1 HaIrus St., Rishpon, Israel.

(4)	AVP Early Stage II, SLP (“AVP”) is a French special limited partnership. AVP is managed by AXA Venture Partners, which possesses sole voting and dispositive power over the HUB Security ordinary shares held by AVP. The Board of Directors of AXA Venture Partners is comprised of 17 members, none of whom may be deemed individually to have dispositive power over the funds and entities managed by AXA Venture Partners. The business address of each of the foregoing entities is 10 bd Haussmann, 75009 Paris, France.

(5)	Consists of (i) 5,007,520 ordinary shares and (ii) 3,562,171 ordinary shares subject to options exercisable within 60 days of July 31, 2023. Mr. Moshe resigned from his role as a member of our board of directors on August 15, 2023.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Other than the voting undertakings under the Shareholder and Sponsor Support Agreement, described below under “Related Party Transactions—Rights of Appointment,” which have been fully performed already and have therefore expired, no major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of July 31, 2023, there were 23 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 91,320,215 shares (which represents 93.1% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. .

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2020 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and each of the holders of RNER shares issued prior to the initial public offering of RNER entered into the Sponsor Support Agreement in favor of us and RNER, pursuant to which they agreed to (i) vote all RNER shares beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination on the agenda at the meeting of RNER stockholders called to approve the Business Combination, (ii) appear at such stockholder meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the Transactions and (iv) not transfer, assign, or sell such shares, except to certain permitted transferees, prior to the consummation of the Business Combination.

The Sponsor and the other holders of RNER shares party to the Sponsor Support Agreement beneficially own and are entitled to vote an aggregate of approximately 4,635,308 of our ordinary shares, which they received in the Business Combination, or approximately 4.72% of our outstanding shares. In addition to the shares held by the Sponsor and the other holders of ordinary shares party to the Sponsor Support Agreement.

The Sponsor and other holders of RNER shares issued prior to the initial public offering of RNER, agreed not to transfer their Covered Shares (as defined in the Sponsor Support Agreement) for a period of nine (9) months after the Closing Date and not to transfer their Company warrants (or any Company ordinary shares issued or issuable upon the exercise of the Company warrants) during the 30 days after the closing date of the Business Combination Agreement (the “Closing Date”), without the prior written consent of the Company. The lock-up provisions do not apply to: (1) transfers or distributions to such holders current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates, or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of such holders immediate family or to a trust, the beneficiary of which is Stockholder or a member of such holders immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of such holder; (4) pursuant to a qualified domestic relations order, in each case where any permitted transferee enters into a written agreement with the Company agreeing to be bound by the transfer restrictions and other restrictions contained in the Sponsor Support Agreement, or (5) transfers pursuant to certain put and call agreements entered into by and between the holders, the Company and certain other parties. Also, all Covered Shares will be released from the lock-up restrictions upon the consummation of a Change of Control after the Closing Date.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, us, certain equity holders of RNER and certain of our equity holders, entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which we agreed to file a shelf registration statement with respect to the registrable securities defined therein within forty-five (45) calendar days of the Closing Date. Pursuant to the Registration Rights Agreement, certain our shareholders who hold registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to four (4) times in any 12-month period and certain former RNER holders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to two (2) times in any 12-month period, in each case, so long as the total offering price is reasonably expected to exceed $25,000,000; provided, however, that such holders and such former RNER holders may not collectively request more than two (2) underwritten shelf takedowns in any 12-month period. We also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Convertible Notes

On the Closing Date, the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,318.54 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,318.54 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full.

Other Registration Rights Agreements

In connection with the execution of the Convertible Notes Agreements, the Company also entered into registration rights agreements with each of AGP and the Vendor (together, the “Registration Rights Agreements”) on the Closing Date, pursuant to which, subject to certain requirements and customary conditions, AGP and the Vendor may demand at any time or from time to time, that the Company file a registration statement with the SEC to register the Company Ordinary Shares issuable upon a conversion pursuant to the terms of the Convertible Notes Agreements.

Rights of appointment

Our board of directors currently consists of seven directors. Pursuant to our articles of association as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors. All rights to appoint directors and observers terminated upon the closing of the Business Combination.

Agreements with officers

Employment Agreements. We have entered into employment or consulting agreements with each of our executive officers, and the terms of each individual’s employment or service, as applicable, have been approved by our board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Transactions with related parties also include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee.

Options and restricted share units. Since our founding, we have granted options to purchase ordinary shares to our executive officers and directors. Additionally, since August 2021, we have granted restricted share units to our executive officers and directors.

Exculpation, indemnification, and insurance. The Articles permit us to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. We have entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

J. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we are and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees and directors, as well as governmental and other regulatory investigations and proceedings.

There is no pending litigation or proceeding against any of HUB Security’s office holders as to which indemnification is currently being sought, and, except as described below, HUB Security is not aware of any pending or threatened litigation, the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

The below is a brief summary of the litigation and other proceedings we are currently facing:

●	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an Insurance reimbursement claim against approximately 16 defendants, with HUB Security being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case.

●	Contract Tender Litigation–- On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against us and seven individuals serving as our officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800,000 (approximately US$250,000) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the TASE and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

The plaintiff’s request to the court cites total damages at NIS 229 million (approximately $70 million). On October 20, 2022, the amount claimed was reduced from NIS 229.44 million to NIS 5.44 million (approximately $1.48 million). On January 30, 2023, the amount requested was increased to NIS 64 million. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against us and our former Chief Executive Officer only. The court ordered that the answer to the amended approval request be submitted by September 3, 2023. Though we believe that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find us liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A courts’ finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition.

●	Request for disclosure of documents according to section 198a of the Companies Law–- On February 12, 2023, a minority shareholder of HUB submitted an application for the discovery of documents according to section 198a of the Companies Law. The applicant claims that HUB has grounds for a lawsuit against the PIPE investors due to their failure to complete the committed PIPE financing in connection with the consummation of the Business Combination, as well as other grounds of claim against the Company’s officers. The applicant claims that he is entitled to receive a series of documents from the Company in order to formulate a request for approval of a derivative claim against those responsible for the alleged damages caused to the Company stemming from the failure of the PIPE financing to be consummated in full. HUB is required to file its response to the application by August 20, 2023 . At this early stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected, in part or in full, or the chances of the of any derivative claim against the company to be submitted as a result.

●	PIPE Financing Litigation–- Shortly following the closing of the Business Combination, on March 6, 2023, the Company was notified of a class action certification motion filed against it, and its directors and officers (including former officers) with the Tel-Aviv District Court’s Economic Department. The motion was filed for alleged misleading details in the Company’s public reports in Israel regarding the PIPE funds that were supposed to be received by the Company upon the consummation of the Business Combination. The petitioner seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The overall compensation estimated by the petitioner in the motion is approximately US$ 25 million. The Company is required to file its response to the motion by September 6, 2023. As of the date of this Annual Report, the Company is analyzing the motion and is presently unable to assess the chances of its approval and/or its scope and whether, if approved, it will have a material impact on the Company’s results of operations or financial condition.

●	Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. As of the date of this Annual Report, the Company is still investigating the claim and is unable to assess the chances of the suit being successful and whether, if determined adversely to the Company, such claim will have a material impact on the Company’s results of operations or financial condition. The Company plans to vigorously defend itself in this matter.

●	Class Action Suits –

○	On July 6, 2023, a claim was filed against the Company in the United States District Court for the Southern District of New York alleging a violation of Section 12(a)(2) of the Securities Act (the ’33 Act). The complaint alleges that the Company made misrepresentations in its prospectus related to the business combination with Mount Rainier Acquisition Corp. regarding the proposed $50 million PIPE financing and the minimum cash closing condition required to complete the business combination. As of the date of this Annual Report, the Company is still examining the claim and its potential defenses thereto and therefore, at this stage, is unable to assess the chances for success of the claim and the outcome of the suit on the Company. The Company expects to defend against these claims vigorously.

○	On July 31, 2023, a claim was filed against the Company, its officers and directors in the United States District Court for the Southern District of New York alleging false or misleading statements in the offering documents for the Company’s business combination, and that the Company and its officers failed to disclose material adverse information about the company’s finances and business prospects. The complaint raises claims under Sections 11, 12(a)(2), and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act. As of the date of this Annual Report, the Company is still examining the claim and its potential defenses thereto and therefore, at this stage, is unable to assess the chances for success of the claim and the outcome of the suit on the Company. The Company expects to defend against these claims vigorously.

●	Employee Claims. Some of the Company’s former employees have filed claims or threatened to do so in the cumulative amount of approximately $350,000 in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. We are currently examining the claims and feel that, given the early stage of the claims, that we are unable assess the validity of these actual or threatened claims and the potential impact, if any, that these claims will have on the Company.

Dividend Policy

Hub Security does not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D. Risk Factors—Risks Related to Our Ordinary Shares— We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

Payment of dividends may be subject to Israeli withholding taxes. See “Israeli Tax Considerations” for additional information.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on March 1, 2023 under the symbol “HUBC,” “HUBCW” and “HUBCZ,” respectively. Prior to this, no public market in the United States existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares commenced trading on Nasdaq on March 1, 2023.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and incorporated by reference herein.

C. Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 6.C “Board Practices,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits,” we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

Business Combination Agreement

On February 28, 2023 (the “Closing Date”), we consummated the previously announced Business Combination pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 23, 2022, as amended on June 19, 2022, by and among us, RNER and Rover Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”).

In connection with the closing of the Business Combination, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

●	The Articles came into effect.

●	We effected a stock split of each of our ordinary shares into such number of ordinary shares, calculated in accordance with the terms of the Business Combination Agreement, such that each of our ordinary shares was given the value of $10.00 per share after giving effect to such stock split (the “Stock Split”), which resulted in reverse split ratio of 0.712434;

●	Merger Sub merged with and into RNER (the “Merger”), with RNER surviving the Merger as our wholly-owned subsidiary;

●	As a result of the Merger and the other transactions contemplated by the Business Combination Agreement, RNER became a wholly owned subsidiary of the Company, with the shareholders of RNER becoming shareholders of the Company;

●	In connection with the special meeting of stockholders held by RNER on January 4, 2023 (the “RNER Special Meeting”), the holders of 2,580,435 shares of common stock of RNER (the “RNER Common Stock” and each share of RNER Common Stock, a “RNER Share”) properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.28 per share, for an aggregate redemption amount of approximately $26,526,872. These share redemptions were in addition to the 14,535,798 RNER Shares that were tendered for redemption in connection with the special meeting of RNER’s stockholders held on December 21, 2022 approving the extension of RNER’s expiration date to March 1, 2023;

●	At the effective time of the Business Combination (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one RNER Share and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $11.50 per whole share (exercisable only for whole shares) (each, a “RNER Warrant”); and

●	Each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into the right to receive 0.899 Company Ordinary Shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into the right to receive 0.899 warrants of the Company (a “New Warrant”) subject to downward adjustment to the next whole number in case of fractions of warrants. A total of 16,043,862 New Warrants to purchase three-fourths of one HUB ordinary share were issued to holders of the RNER warrants. As a result of this conversion the New Warrants’ exercise price increased to $12.79 per whole share.

Our ordinary shares and existing warrants began trading on the Nasdaq Global Market on March 1, 2023 under the symbols “HUBC” and “HUBCZ”, respectively. The New Warrants began trading on the Nasdaq Capital Market on March 1, 2023 under the symbol “HUBCW.”

PIPE Subscription Agreements

On March 23, 2022, concurrently with the execution of the Business Combination Agreement, we entered into the Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 5,000,000 ordinary shares at $10.00 per share for gross proceeds of approximately $50 million (the “PIPE Financing”) on the Closing Date. The PIPE Financing did not consummate at closing of the Business Combination as the PIPE Investors failed to remit payment for the shares to be purchased.

In March 2023, we received approximately $4 million of the $50 million in proceeds from the PIPE Financing and issued approximately 400,000 shares in respect thereof. While we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if we will be able to receive the remaining PIPE funds.

Right of First Refusal Agreement

On the Closing Date, we entered into a right of first refusal agreement (the “Right of First Refusal Agreement”) with A.G.P./Alliance Global Partners (“AGP”), pursuant to which AGP has been granted a right of first refusal to be the sole or exclusive bookrunning manager, underwriter or placement agent in any and all future public and private equity, equity linked and debt offerings, financial advisory role and equity lines of credit with any institution reasonably selected by AGP. The Right of First Refusal Agreement will terminate on the 12 month anniversary of the Closing Date; provided that if the AGP Convertible Notes are satisfied in full no later than the six month anniversary of the Closing Date, the Right of First Refusal Agreement will terminate on the six month anniversary of the Closing Date.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares and warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, and was increased to 16% and 9% respectively. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise remained 16%, while the reduced rate for a specified development zone was decreased to 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a specified development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)- 25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate—20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority. The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We believe that we may be eligible to the tax benefits under the 2017 Amendment. It should be noted that the proportion of income that may be considered Preferred Technology Income and enjoy the tax benefits described above, should be calculated according to the Nexus Formula, which is based on the proportion as that of qualifying research and development expenditures in the IP compared to overall research and development expenditures.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 ), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a lower tax rate is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968) ,whether the recipient is a substantial shareholder or not, and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or a Preferred Technology Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates under the United States- Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

The following is a description of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or brokers;

●	traders that elect to mark to market;

●	tax exempt entities or organizations;

●	“individual retirement accounts” and other tax deferred accounts;

●	certain former citizens or long term residents of the United States;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

●	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships or other pass through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

●	holders that own directly, indirectly or through attribution 5% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares or warrants in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares and warrants.

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	we are neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel (the “Treaty”). In addition, there also can be no assurance that the ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, we will not constitute a “qualified foreign corporation” for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares.

Subject to certain exceptions, dividends on the ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for a deduction in computing such holder’s U.S. federal income tax income. Certain U.S. Treasury Regulations that apply to non-U.S. taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction (although Notice 2023-55 provides temporary relief from the application of certain aspects of these regulations for taxable years ending on or before December 31, 2023). U.S. Holders are urged to consult their tax advisors regarding the creditability of any such tax imposed by Israel. If a refund of the tax withheld is available under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received therefore and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares or warrants could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we owns, directly or indirectly, 25% or more (by value) of the stock.

We believe we were not a PFIC in 2022. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. l. However, there can be no assurances in this regard, nor can there be any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we are or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to our market capitalization, which could fluctuate significantly.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

[1]	Note to Draft: EY and/or HUB to confirm whether HUB expects to be a PFIC for 2022 or 2023.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. There can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to our ordinary shares in the event we are treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event we are a PFIC, a U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder’s pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of ours for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount.

[2]	Note to Draft: HUB and EY to confirm whether HUB will provide this information.

If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to us providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are currently listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules provided the ordinary shares remain listed on Nasdaq, but there can be no assurance that the ordinary shares will remain listed on Nasdaq or be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of ordinary shares and the proceeds received on sale or other taxable disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and/or warrants and the significant penalties for non-compliance.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign currency risk

Our financial results are reported in U.S. dollars, changes in exchange rate between the USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. The USD cost of our operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

During 2022, the value of the U.S. dollar strengthened against the ILS by approximately 13.2%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. Our disclosure and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, to allow timely decisions regarding required disclosures.

Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) or an attestation report of the company’s registered public accounting firm due to a transition period established by SEC guidance relating to transactions involving special purpose acquisition companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Material weaknesses in internal control over financial reporting

In connection with the Internal Investigation described in this Annual Report and the audit of our consolidated financial statements included in this Annual Report, our management has identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. These include: (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions, (ii) the fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively; (iii) our inability to complete the timely closing of financial books at the quarter and fiscal year end, and (iv) incomplete segregation of duties in certain types of transactions and processes.

We have begun implementing some remediation steps to improve our internal control over financial reporting and to remediate the identified material weaknesses and expect to continue to do so over the coming months following the filing of this Annual Report, including (i) recruiting and adding personnel with sufficient accounting knowledge; (ii) developing a system and adopting a more rigorous period-end review process for financial reporting; (iii) developing and adopting improved period close processes and accounting processes, and (iv) clearly defining and documenting the segregation of duties for certain transactions and processes. Management has expanded and will continue to enhance our system of identifying transactions and evaluating and implementing the accounting standards that apply to our financial statements, including through enhanced analyses by our personnel and third-party professionals with whom we consult regarding complex accounting applications. We intend to continue take steps to remediate the material weaknesses described above and further continue re-assessing the design of controls, the testing of controls and modifying processes designed to improve our internal control over financial reporting. We plan to continue to assess our internal controls and procedures and intends to take further action as necessary or appropriate to address any other matters it identifies or are brought to its attention. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. The implementation of our remediation will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting.

We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in another material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

For more information, see “Item 1A. Risk Factors – Risks Related to Our Business and Industry - We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

Changes in internal control over financial reporting

Except as otherwise described herein, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Ilan Flato and Beth Michelson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B. of Form 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Business Conduct and Ethics is available on our website at https://www.investors.hubsecurity.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics.

Item 16C. Principal Accounting Fees and Services

Our consolidated financial statements at December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	(in thousands)
Audit Fees	$800	$1,000
Audit Related Fees	-	513
Tax Fees	150	100
Total	950	1,613

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the years ended December 31, 2021 and December 31, 2022 relate to services in connection with the Business Combination which we consummated on February 28, 2023.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We rely on this “foreign private issuer exemption” with respect to the following:

●	Quorum requirement for shareholder meetings. Under Nasdaq corporate governance rules, a quorum would require the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders. Pursuant to the Articles and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). Notwithstanding the foregoing, a quorum for a general meeting (and for any adjourned general meeting) shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares if such shares are outstanding.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq listing rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or Annual Report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.	6-K	001-41634	1.1	March 1, 2023

2.1	Description of Securities.					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-267035	10.11	November 17, 2022

4.2††	Compensation Policy for Directors and Officers.					*

4.3††	Form of Amended and Restated Compensation Policy for Directors and Officers.	F-4	333-267035	10.12	November 17, 2022

4.4††	2007 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.9	November 17, 2022

4.5††	2021 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.10	November 17, 2022

4.6	Sponsor Support Agreement, dated as of March 23, 2022, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and initial stockholders of Mount Rainier Acquisition Corp.	F-4	333-267035	10.4	August 24, 2022

4.7	Form of Amended and Restated Warrant Agreement, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent.	F-4	333-267035	4.9	August 24, 2022
4.8	Registration Rights Agreement, dated March 23, 2022, by and among HUB Cyber Security (Israel) Ltd., certain security holders of HUB Cyber Security (Israel) Ltd. and certain security holders of Mount Rainier Acquisition Corp.	F-4	333-267035	4.10	August 24, 2022

4.9	Form of Convertible Note dated February 28, 2023					*

4.10	Form of Registration Rights Agreement dated February 28, 2023					*

4.11	Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC					*

4.12	First Amendment to Senior Secured Demand Promissory Note dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC					*

4.13	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. and Dominion Capital LLC	6-K	001-41634	99.1	March 30, 2023

4.14	Securities Purchase Agreement, dated May 4, 2023 by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC	6-K	001-41634	99.1	May 8, 2023

4.15	Form of Convertible Promissory Note	6-K	001-41634	99.2	May 8, 2023

4.16	Form of Warrant	6-K	001-41634	99.3	May 8, 2023

4.17	English Translation of Convertible Loan Agreement, dated February 23, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.					*

4.18	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.					*

4.19	English Translation of Convertible Loan Agreement, dated July 9, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.					*

4.20	Financial Advisory Services Agreement dated as of July 20, 2021, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.					*

4.21	Addendum No. 1 to Financial Advisory Services Agreement dated as of December 28, 2022, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.					*

4.22	English Translation of Loan Agreement, dated January 16, 2023 by and between HUB Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.					*

4.23†	Commitment Letter, dated November 16, 2021 by and among, Bank Mizrahi Tefahot Ltd, HUB Cyber Security Ltd. and Comsec Ltd.					*

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HUB CYBER SECURITY LTD.

Date: August 15, 2023	By:	/s/ Uzi Moskovich
	Name:	Uzi Moskovich
	Title:	Chief Executive Officer

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY (ISRAEL) LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY (ISRAEL) LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Hub Cyber Security Ltd. (formerly: Hub Cyber Security (Israel) Ltd.) (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d. to the financial statements, as of December 31, 2022, the Company has incurred accumulated losses in the amount of $99,042 thousand, and had a negative working capital in the amount of $24,638 thousand. Also, for the year ended on December 31, 2022 the Company used $23,432 thousand in operating activities. On December 31, 2022, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements and the Company requires an immediate cash injection to fund its operations. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. In addition, the Company has not complied with certain covenants of a loan agreement with a bank and is currently in default on covenants and payments required under other debt facilities it currently has outstanding. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2018.

Tel-Aviv, Israel

August 15, 2023

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2022	**)2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	3,994	13,974
Restricted cash		59	218
Restricted bank deposit		1,516	1,001
Trade receivables, net	7	24,057	25,652
Other accounts receivable	8	1,672	7,078
Inventories	9	1,900	1,838

		33,198	49,761

NON-CURRENT ASSETS:
Long-term receivables		872	96
Long-term restricted deposit *)	13a	3,002	3,416
Property and equipment	11	1,314	1,146
Right-of-use assets	10	6,507	8,235
Goodwill	12	13,702	31,992
Intangible assets	12	16,198	22,617
Deferred tax assets	25	-	3,469

		41,595	70,971

		74,793	120,732

*)	Reclassified
**)	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g below.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2022	*)2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loans	13	13,432	11,279
Trade payables	14	13,771	14,994
Current maturities of lease liabilities	10	1,472	2,023
Current maturities of other liabilities	12a	3,839	-
Other accounts payable	15	25,322	9,662

		57,836	37,958

NON-CURRENT LIABILITIES:
Loans from banks	16	-	3,799
Other long-term liabilities	16, 17	887	961
Lease liabilities	10	4,995	6,062
Deferred tax liabilities	25	161	4,734
Other long term liabilities	12a	1,064	-
Net employee defined benefit liabilities	19	1,040	1,440

		8,147	16,996

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	20
Share capital and premium		81,620	70,762
Share options		10,367	1,102
Treasury shares		(1,230)	(1,230)
Other reserves		14,698	11,600
Accumulated deficit		(99,042)	(17,447)

		6,413	64,787

Non-controlling interests		2,397	991

Total equity		8,810	65,778

		74,793	120,732

*	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g below.

The accompanying notes are an integral part of the consolidated financial statements.

August 15, 2023	/s/ Kasbian Nuriel Chirich	/s/ Uzi Moskovich	/s/ Hugo Goldman
Date of approval of the financial statements	Kasbian Nuriel Chirich Chairman of the Board of Directors	Uzi Moskovich CEO and Director	Hugo Goldman Chief Financial Officer

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

USD in thousands (except per share data)

		Year ended December 31,
	Note	2022	2021		2020

Revenues		79,743	32,520		38
Cost of revenues	24a	73,297	27,424		-

Gross profit		6,446	5,096		38

Research and development expenses, net	24b	5,574	5,796		1,423
Sales and marketing expenses (*)	24c	22,800	2,774		-
General and administrative expenses (*)(**)	24d	57,579	9,367		1,289

Operating loss		(79,507)	(12,841)		(2,674)

Finance income	24e	(469)	(5)		(13)
Finance expenses	24e	1,701	317		99

Loss before taxes on income		(80,739)	(13,153)		(2,760)
Taxes on income (tax benefit)	25	(739)	470		-

Net loss		(80,000)	(13,623)		(2,760)

Attributable to:
Equity holders of the Company		(81,595)	(13,232)		(2,760)
Non-controlling interests		1,595	(391)		-

		(80,000)	(13,623)		(2,760)

Net loss per share attributable to equity holders of the Company (USD):	26
Basic and diluted net loss per share		(0.96)	(0.12	) ***)	(0.04	) ***)

*)	Including USD 15,829 thousand General and administrative expenses to a merger transaction in 2022, see Note 5d below.

**)	Including USD 525 thousand and USD 57 thousand of allegedly misappropriated expenses by two former senior officers of the Company, during the years 2022 and 2021, respectively. See note 1e below.

***)	Restated due to accounting for reverse split.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

USD in thousands

	Year ended December 31,
	2022	2021	2020

Net loss	(80,000)	(13,623)	(2,760)

Other comprehensive loss, net of taxes:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Foreign currency translation adjustments	-	(1)	-

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plan	(121)	(653)	-
Foreign currency translation from functional currency to presentation currency	(5,473)	2,515	112

Total other comprehensive income (loss)	(5,594)	1,861	112

Total comprehensive loss	(85,594)	(11,762)	(2,648)

Attributable to:
Equity holders of the Company	(87,095)	(11,327)	(2,648)
Non-controlling interests	1,501	(435)	-

	(85,594)	(11,762)	(2,648)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands

Balance as of January 1, 2022	70,762	(1,230)	1,102	-	9,574	(608)	2,634	(17,447)	64,787	991	65,778

Net income (loss)	-	-	-	-	-	-	-	(81,595)	(81,595)	1,595	(80,000)
Other comprehensive loss	-	-	-	-	-	(154)	(5,346)	-	(5,500)	(94)	(5,594)

Total comprehensive income (loss)	-	-	-	-	-	(154)	(5,346)	(81,595)	(87,095)	1,501	(85,594)

Warrants exercise	451	-	-	-	(81)	-	-	-	370	-	370
Options exercise	2,553	-	-	-	(1,837)	-	-	-	716	-	716
Extension of options to equity holders of the Company (Note 18f)	(5,102)	-	5,102	-	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(95)	(95)
Issuance of shares and options, net of issuance expenses (Note 20)	12,956	-	4,087	76	-	-	-	-	17,119	-	17,119
Cost of share-based payment	-	-	-		10,516	-	-	-	10,516	-	10,516

Balance as of December 31, 2022	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of January 1, 2021	4,747	-	-	-	-	121	(4,215)	653	-	653

Net loss	-	-	-	-	-	-	(13,232)	(13,232)	(391)	(13,623)
Other comprehensive income	-	-	-	-	(608)	2,513	-	1,905	(44)	1,861

Total comprehensive income	-	-	-	-	(608)	2,513	(13,232)	(11,327)	(435)	(11,762)

Reverse acquisition (Note 5)	21,789	-	1,102	3,677	-	-	-	26,568	1,426	27,994
Issuance of shares, net of issuance expenses (Note 20)	34,571	-	-	-	-	-	-	34,571	-	34,571
Initial consolidation of subsidiaries (Note 5)	9,655	-	-	-	-	-	-	9,655	-	9,655
Repurchase of shares	-	(1,230)	-	-	-	-	-	(1,230)	-	(1,230)
Cost of share-based payment	-	-	-	5,897	-	-	-	5,897	-	5,897

Balance as of December 31, 2021	70,762	(1,230)	1,102	9,574	(608)	2,634	(17,447)	64,787	991	65,778

	Attributable to equity holders of the Company
	Share Capital and premium	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
Balance as of January 1, 2020	2,784	9	(1,455)	1,338	-	1,338

Loss	-	-	(2,760)	(2,760)	-	(2,760)
Total other comprehensive income	-	112	-	112	-	112
Issue of shares and options, less issuance expenses of USD 22	1,963	-	-	1,963	-	1,963

Balance as of December 31, 2020	4,747	121	(4,215)	653	-	653

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2022	2021	*) 2020

Cash flows from operating activities:

Net loss	(80,000)	(13,623)	(2,760)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	896	312	86
Depreciation and amortization	7,791	1,853	34
Impairment of Goodwill and Intangible assets	23,356	-	-
Change in employee benefit liabilities, net	(364)	(94)	-
Change in deferred tax liabilities	(1,059)	58	-
Cost of share-based payment	10,516	5,897	-

	41,136	8,026	120

Changes in asset and liability items:
Increase in trade receivables	(1,453)	(6,969)	(3)
Decrease (increase) in other accounts receivable	2,462	(3,463)	(2)
Decrease in receivables for construction contracts	-	682	-
Increase (decrease) in trade payables	544	8,879	(30)
Increase in inventories	(288)	(1,195)	-
Change in balances of government grants	-	(186)	(13)
Increase (decrease) in other accounts payable	15,216	2,884	(163)

	16,481	632	(211)

Cash paid and received during the year for:

Interest paid, net	(806)	(315)	(8)
Taxes paid	(243)	-	-

	(1,049)	(315)	(8)

Net cash used in operating activities	(23,432)	(5,280)	(2,859)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Investment in restricted bank deposit	(660)	(202)	-
Investment in restricted cash	140	(210)	-
Change in long-term deposits	-	(3,096)	-
Purchase of property and equipment	(624)	(453)	(20)
Assets acquisition	(5,405)	-	-
Reverse acquisition (a)	-	605	-
Acquisition of newly consolidated subsidiary (b)	-	(12,626)	-

Net cash used in investing activities	(6,549)	(15,982)	(20)

Cash flows from financing activities:

Issue of shares, net of issuance expenses	18,836	34,571	1,963
Repurchase of shares	-	(1,230)	-
Short-term loans, net	1,780	615	-
Repayment of lease liabilities	(2,065)	(1,079)	(56)
Receipt on account of issuance of shares	2,251	-	-
Dividend distribution to non-controlling interests	(95)	-	-
Exercise of options and warrants	1,086	-	-
Government grants	77	202	406
Repayment of long-term loans	(1,210)	(376)	-

Net cash provided by financing activities	20,660	32,703	2,313

Exchange rate differences on cash and cash equivalents	(659)	1,271	96

Increase (decrease) in cash and cash equivalents	(9,980)	12,712	(470)
Cash and cash equivalents at the beginning of the year	13,974	1,262	1,732

Cash and cash equivalents at the end of the year	3,994	13,974	1,262

Non-cash transactions:

Right-of-use asset and liability	1,306	5,542	-
Assets acquisition	4,796	-	-
Employee benefit assets and liabilities	121	-	-
Reclassification of deferred issuance cost to equity	1,717	-	-

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,
2021
(a) Reverse acquisition:	USD in thousands

The subsidiary’s assets and liabilities on acquisition date:

Restricted bank deposit	859
Trade receivables	10,480
Other accounts receivable	2,703
Construction contracts	682
Property, plant and equipment	489
Right-of-use assets	2,657
Goodwill	14,494
Intangible assets	7,093
Deferred tax asset	1,688
Deferred tax liability	(1,985)
Short term loans	(727)
Trade payables	(1,775)
Other payables	(5,380)
Bank loans	(108)
Liabilities for government grants	(352)
Lease liability	(2,657)
Employee benefit liabilities	(772)
Non-controlling interests	(1,427)
Equity	(26,568)

Total net cash deriving from reverse acquisition	606

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,
2021
USD in thousands
(b) Initial consolidation of Comsec:

The subsidiary’s assets and liabilities on acquisition date:

Trade receivables	7,735
Other accounts receivable	614
Inventories	644
Property, plant and equipment	267
Right-of-use assets	2,381
Goodwill	17,057
Intangible assets	16,220
Deferred tax asset	1,720
Deferred tax liability	(2,729)
Short term loan	(9,894)
Trade payables	(4,101)
Other payables	(1,130)
Bank loans	(4,063)
Lease liability	(2,381)
Employee benefit liabilities	(59)
Share capital and premium	(9,655)

Total net cash paid for the acquisition	12,626

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Group description:

HUB Cyber Security Ltd. (formerly: Hub Cyber Security (Israel) Ltd.) (“the Company”) was incorporated under the laws of the State of Israel in 1984 and is engaged in developing and marketing quality management software tools and professional services solutions. The Company’s software tools aim to allow their users to scientifically predict system failures and prevent them during the design stage. The Company and its subsidiaries (“the Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking, and other sectors in Israel and worldwide. Following the Merger Agreement (see below), the Company also operates in the Confidential Computing and network security industry, which is rapidly evolving. The Company became a publicly traded in Tel-Aviv stock exchange (TASE) company on January 23, 2000. As of March 1, 2023, the Company began trading on NASDAQ.

The Company is headquartered in Tel-Aviv, Israel.

b.	Merger between the Company and HUB Cyber Security TLV Ltd.:

On February 28, 2021, the Company and its shareholders signed a merger agreement (“the merger agreement”) with HUB Cyber Security TLV Ltd. (“HUB TLV”) and its shareholders (“the Optionees”). HUB Cyber Security TLV Ltd, was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces. According to the Merger agreement, the Optionees will transfer their entire interests in HUB TLV to the Company in return for 51% of the Company’s issued and outstanding share capital (about 46.51% on a fully diluted basis).

On May 9, 2021, the Company obtained a pre-ruling from the Israel Tax Authority (“the ITA”) which approves the merger as per the provisions of Section 103T to the Israeli Income Tax Ordinance (Revised), 1961 (“the ITO”). The merger agreement was completed on June 21, 2021 (“the merger completion date”) and the Company issued 51,000,0000 Ordinary shares of the Company to the optionees (HUB’s TLV shareholders).

Following to the merger agreement, HUB TLV became a wholly owned subsidiary of the Company and the Company allocated 51% of its issued and outstanding share capital as of the merger completion date to HUB’s shareholders. From the merger completion date, the Company holds the entire equity and voting rights in HUB TLV.

The accounting treatment of the merger agreement:

As a result of the merger agreement which was carried out through a share swap between the Company and HUB, the Company is the legal owner of HUB’s shares. However, from an accounting and economic perspective, it is not the beneficial owner since the merger agreement consists of a reverse acquisition whereby HUB acquired the controlling interests in the Company through the share swap/issue and is therefore the buyer in the merger agreement for accounting purposes. The financial statements disclose the economic results of the merger agreement and therefore address HUB as the accounting acquirer and the Company as the accounting acquiree.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Based on its analysis, the Company decided that the merger agreement should be accounted for as a reverse acquisition for the following reasons:

1.	Following the merger agreement, HUB TLV’s shareholders hold the majority voting rights (51%) in the Company and are the controlling shareholders therein.

2.	Following the merger agreement, the Company’s senior management was appointed by HUB TLV.

3.	The majority of the Company’s directors (other than external directors) were appointed by HUB TLV.

Following are the effects of the accounting treatment of the reverse acquisition on the financial statements:

1.	The statements of profit or loss and cash flows for the year ended December 31, 2021 reflect the operating results and cash flows of HUB TLV (the accounting acquirer) prior to the merger agreement and the consolidated operating results and cash flows of the Company and HUB after the merger agreement. The statements of profit or loss and cash flows for comparative periods reflect only the operating results and cash flows of HUB TLV (the accounting acquirer).

2.	The share capital and loss per share data before the merger agreement was restated to retroactively reflect the number of shares issued by the Company to HUB’s shareholders in the merger agreement based on the swap ratio with HUB TLV’s shares as determined in the merger agreement.

As part of the merger agreement, the Company undertook to allocate about 25,000,000 share options to senior officers, employees and consultants of the Company and to the investment bank which assisted the merger agreement, see more information in Note 5 below.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of Comsec Ltd.:

On September 27, 2021, the Company signed an agreement for the purchase of the entire issued and outstanding share capital, on a fully diluted basis, of Comsec Ltd. (“Comsec”), including owners’ loans and capital notes (collectively – “the securities”), from Eldav Investments Ltd. (“the seller”). In return for the securities, the Company paid NIS 70,000 thousand (USD 21,848 thousand) (“the purchase price”), of which NIS 40,000 thousand (USD 12,484 thousand) in cash and NIS 30,000 thousand (USD 9,363 thousand) in Company shares. The purchase price was paid to the seller upon closing.

Comsec was a private company that provides cybersecurity consulting, design, testing and control services and sells data security and cybersecurity software and hardware solutions by itself and through its subsidiaries in Israel and overseas. In the first half of 2021, Comsec completed the technological development of a cyber automation solution and began marketing and profiting from its internally developed D-Storm product.

The acquisition transaction was completed on November 17, 2021 and from that date, the Company consolidated the financial statements of Comsec in the consolidated financial statements, see also Note 5 below.

d.	Going Concern

The Company’s financial statements have been prepared on a basis that assumes that it will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2023-2024 business plan. However, the Company faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

As of December 31, 2022, the Company has incurred accumulated losses in the amount of $99,042 thousand, and had a negative working capital in the amount of $24,638 thousand. Also, for the year ended on December 31, 2022 the Company used $23,432 thousand in operating activities. The Company expects to continue to incur losses in 2023 and potentially thereafter as well. On December 31, 2022, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements and the Company requires an immediate cash injection to fund its operations. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

Beginning in 2023, the Company completed several steps in an effort to improve its cash position. Among other measures, the Company had completed reorganization steps that decreased its burn rate (including layoffs and the replacement of several lease contracts), renegotiated some of its loan agreements including receiving waivers from the bank regarding defaults of its existing covenants, raised $4 million out of its PIPE investors and approximately $10.2 million through three signed loan agreements. Until the Company scales to a revenue level that permits cash self-sufficiency, the Company requires constant and immediate cash injections to continue to operate, while currently continuing to generate negative cash flows and failing to meet its obligations, including financial, suppliers debts, authorities, and other ordinary course of operations costs (see also Note 13 and Note 29, regarding the Company’s loans and covenants).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

As of December 31, 2022 the Company had signed subscription agreements with investors  to invest $50 million in a PIPE upon completion of the merger with the SPAC (see note 5d.). As of the date of this report $46 million has not been received, it is uncertain if the Company will be able to receive the remaining PIPE funds.

The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through interim financing facilities and other capital raising efforts.  However, such efforts remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The consolidated financial statements for the year ended December 31, 2022 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. Such adjustments could be material.

e.	Internal investigation.

In June, 2023 the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) substantially completed its independent internal investigation (the “Internal Investigation”).

The Special Committee believed that it found sufficient evidence to conclude that the Company’s former Chief Executive Officer (“Former Senior Officer”), and his wife, the former Chief of Staff of the Company, misappropriated approximately NIS 2 million (approximately $582 thousand) for personal use. Further the evidence reviewed by the Special Committee, supported the determination that, in certain instances, the Former Senior Officer, authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) approved budget and expense reports.

During the course of the investigation, evidence was also uncovered that one of the controllers of the Company, with the permission of the Former Senior Officer, used Company credit card for personal use in the amount of approximately NIS 400,000 (approximately $110,000). These personal expenses were neither factored into the Controller’s payroll nor properly documented in the Company’s financial books and records. Additionally, the Former Senior Officer approved a bonus of NIS 250,000 to the Controller. However, this bonus was not paid to the Controller but instead was paid to third-party at the Controller’s direction. The Company has commenced termination proceedings against the controller in accordance with Israeli law.

In light of the Special Committee’s findings, the Board has taken and has directed the Company to take action to implement significant remedial measures. The employment of the Former Senior Officer was terminated effective July 24, 2023 for cause by the Company in connection with these unauthorized expenses. The Former Senior Officer also resigned from the Board on August 15 2023. The Company is evaluating all available options under applicable law to recover damages associated with the Former Senior Officer’s and the former Chief of Staff’s conduct.

The events described above regarding the Special Committee and Internal Investigation are the subject of possible regulatory review and expose the Company and its directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Security Authority, Israel Tax Authority, U.S Securities and Exchange Commission, Nasdaq and/or U.S. Department of Justice.

The Special Committee is neither a civil nor a criminal a court of law and no court has yet substantiated the findings of the Special Committee. It is possible that a court of law may find differently than the Special Committee has, which could expose the Company to counterclaims from the Former Senior Officer, the former Chief of Staff or others. Additionally, while the Company has informed the Former Senior Officer that he has been summarily dismissed as an employee, the Former Senior Officer has resigned from the Board. The Company has commenced a legal action in Israel against the former Chief of Staff to dispute her requests for severance payments in accordance with Israeli law, there can be no assurance that the Former Senior Officer, the former Chief of Staff or others will not bring forth any claims or commence any litigation against the Company in connection with the former Senior Officer’s dismissal, the Company’s challenging the former Chief of Staff severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The Company has provided certain information and documentation to certain regulatory authorities and is prepared to respond to any regulatory inquiry it may receive. The Company’s management and its Board of directors do not currently believe there are any impacts on the Company’s financial statements. If the Company were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on the Company’s business, financial position and results of operations.

f.	Definitions:

In these financial statements:

The Company	-	HUB Cyber Security Ltd. (formerly: HUB CYBER SECURITY (ISRAEL) LTD and ALD Advanced Logistics Developments Ltd.).

HUB TLV	-	HUB Cyber Security TLV Ltd.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Investees	-	Subsidiaries.

The Group	-	The Company and its investees.

Related parties	-	As defined in IAS 24.

g.	The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2021 were based upon preliminary calculations and valuations. These estimates were finalized during 2022 as part of the measurement period.

The Company has retrospectively restated its financial statements as of December 31, 2021, in order to retroactively reflect the effect of the change in the Company’s purchase price allocation.

The effect of the above change on the Company’s financial statements is as follows:

	As previously reported	The change	As presented in these financial statements
	USD in thousands

December 31, 2021:

Goodwill	30,852	1,140	31,992
Liabilities for government grants	1,344	(383)	961
Deferred tax assets	4,156	(687)	3,469
Deferred tax liabilities	3,897	837	4,734

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless stated otherwise.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS” as issued by the International Accounting Standard Board (IASB)).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s financial statements have been prepared on a cost basis, except for financial instruments measured at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

b.	The operating cycle:

The Company’s operating cycle is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In assessing control, the effect of potential voting rights is considered only if they are substantive. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the subsidiaries are uniform and consistent with the policies applied in the financial statements of the Company. Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and the subsidiaries are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

d.	Business combinations and goodwill:

To determine whether a transaction is accounted for as an asset acquisition or business combination, the Company applies a concentration test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the test is met, the transaction is accounted for as an asset acquisition. If the concentration test is not met, the integrated set of activities and assets is considered a business based on whether there are inputs and substantive processes in place. For transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

e.	Deferred Offering Costs:

Deferred offering costs consist of legal, accounting and consulting fees incurred through the balance sheet date that are directly related to the SPAC transaction mentioned in Note 5 and that will be charged to shareholder’s equity upon the completion of the Merger mentioned in Note 5d. As of December 31, 2022, the Company recorded $749 thousand in transaction costs in long term receivables in its consolidated balance sheets.

f.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The Group determines the functional currency of each Group entity, including companies accounted for at equity. Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is NIS. The consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position.

●	Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

●	All resulting exchange differences are recognized in other comprehensive income (loss).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

g.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits, with an original maturity of three months or less from the date of acquisition.

h.	Restricted cash:

Restricted cash is placed in a short-term deposit whose original maturity does not exceed three months.

i.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

j.	Long-term deposits:

Long-term bank deposits are deposits with an original maturity of more than 12 months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

Revenue from software licensing arrangements:

The Company recognizes revenue from the sale of third parties software products and software licensing transactions at a point in time when the control of the license is transferred to the customer, generally upon delivery of the license to the customer.

The Company does not have material remaining performance obligations anticipated to be fulfilled in more than one year for any of the periods presented. The Company has elected the practical expedient allowing the Company to not disclose remaining performance obligations for contracts with original terms of twelve months or less.

Contract balances:

The Company charges customers as the work progresses in accordance with the contractual terms. Amounts billed are classified as trade receivables in the statement of financial position. When revenues from performance of a contract are recognized in profit or loss before the customer is charged, the amounts recognized are recorded as trade receivables.

Amounts received from customers in advance of performance by the Company are recorded as contract liabilities and recognized as revenue in profit or loss when the work is performed.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Determining the transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes).

Variable consideration

The Company determines the transaction price separately for each contract with a customer. If the consideration promised in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. An amount of consideration can vary because of discounts, rebates, credits, price concessions, incentives, penalties or other similar items. The Company includes in the transaction price some or all of the amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s contracts with customers include fixed amounts and do not include material variable consideration.

Costs of obtaining a contract:

The Company has elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

l.	Inventories:

Inventories are measured at the lower cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Purchased merchandise and products are measured by the weighted average cost method.

m.	Government grants:

Government grants are recognized when there is a reasonable assurance that the grants will be received and the Company will comply with the attached conditions.

Government grants received from the Israel Innovation Authority (“IIA”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A liability for grants received is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Amounts paid as royalties are recognized as settlement of the liability.

n.	Taxes on income:

The tax results in respect of current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	The Group as a lessee:

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group’s incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred.

The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Office lease	2 - 10	5
Vehicles	3 - 4	3

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

3.	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

As a result of a significant event or a significant change in circumstances that is within the control of the Company in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

4.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Property and equipment:

Items of property and equipment are measured at cost, including direct acquisition costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Motor vehicles	15 - 20	15
Office furniture and equipment	6 - 20	6
Computers and peripheral equipment	33
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. As for testing for impairment of property and equipment, see paragraph r below.

q.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life on a straight-line basis and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment at least once a year or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. Costs incurred in an internal development project are recognized as an intangible asset only if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the expenditures attributable to the intangible asset during its development.

The asset is measured at cost less any accumulated amortization and any accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The asset is amortized over its useful life. Testing of impairment is performed annually over the period of the development project.

When an internally developed intangible asset cannot be recognized, the development costs are recognized as an expense in profit or loss as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

For all the reporting periods, the above criteria have not been met and therefore all development costs have been recognized as an expense in profit or loss.

Patents:

The patents are for a period of ten years with an option for renewal at the end of the period.

The useful life of intangible assets is as follows:

Years

Patents	10
Customer relations	3.5 - 10
Order backlog	1
Technology	2-4

Gains or losses from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the cost of the asset and carried to profit or loss.

r.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

A reversal of an impairment loss for each cash generating unit shall be allocated to the assets of the unit, except for goodwill, pro rata with the carrying amount to each of the assets within the measurement scope of IAS 36. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment at least once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. Each cash-generating unit to which the goodwill is allocated shall represent the lowest level within the Company at which the goodwill is monitored for internal management purposes and not be larger than an operating segment. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

s.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

2.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term (lifetime ECLs).

The Company applies the low credit risk simplification in the Standard, according to which the Company assumes the debt instrument’s credit risk has not increased significantly since initial recognition if on the reporting date it is determined that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, the Company measures all financial liabilities at amortized cost.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

When there is a modification in the terms of an existing financial liability, the Company evaluates whether the modification is substantial.

If the terms of an existing financial liability are substantially modified, such modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in profit or loss.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the modification is not substantial, the Company recalculates the carrying amount of the liability by discounting the revised cash flows at the original effective interest rate and any resulting difference is recognized in profit or loss.

When evaluating whether the modification in the terms of an existing liability is substantial, the Company considers both quantitative and qualitative factors.

6.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

7.	Warrants to ordinary shares:

A financial instrument is considered an equity instrument only if the instrument includes no contractual obligation to deliver cash or another financial asset or in case the instrument is a derivative that will or may be settled in the Company’s own equity, it will be settled by exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instrument.

t.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

u.	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity. As of December 31,2022, the Company held 860,036 treasury shares, representing 0.94% of the total issued and outstanding shares.

v.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, that it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in severance pay funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

3.	Other long-term employee benefits:

The Group’s employees are entitled to benefits in respect of paid absences, jubilee grants and adaptation grants. These benefits are accounted for as other long-term benefits since the Company estimates that these benefits will be used and the respective Group’s obligation will be settled during the employment period and more than twelve months after the end of the annual reporting period in which the employees render the related service.

The Group’s net obligation for other long-term employee benefits, which is computed based on actuarial assumptions, is for the future benefit due to the employees for service rendered in the current period and in prior periods and taking.

into account expected salary increases. The amount of these benefits is discounted to its present value. The discount rate is determined by reference at the reporting date to market yields on high quality corporate bonds that are linked to the Consumer Price Index and whose term is consistent with the term of the Group’s obligation.

Remeasurements of the net liability are recognized in profit or loss in the period in which they occur.

x.	Share-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

y.	Earnings (loss) per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

Potential Ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

z.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Annual improvements to IFRS Standards 2018-2020:

IFRS 9, “Financial Instruments”

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendment applies to annual reporting periods beginning on January 1, 2022. The amendment is applied to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Effective control:

The Company evaluates whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its share of voting rights relative to the size and dispersion of voting rights held by the other shareholders, and by voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in Note 2q above.

-	Impairment of other intangible assets

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate future growth, profitability, discount and terminal growth rates, and project future cash flows, among other factors. Future events and changing market conditions may impact the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Company concludes that a definite or indefinite long-lived intangible asset is impaired, the company recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

-	Grants from the Israel Innovation Authority (“the IIA”):

Government grants received from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability. As for the accounting treatment of government grants, see Note 2l above.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. See also Note 2n above.

-	Severances and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, the discount rate, rate of salary increase and employee turnover rate. The carrying amount of the liability may be significantly affected by changes in these estimates. See also Note 2u above.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

●	What is meant by a right to defer settlement;

●	That a right to defer must exist at the end of the reporting period;

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

●	Disclosure requirements for liabilities subject to examination of covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date on which they are required to be met, as well as facts and circumstances indicating that an entity will have difficulty meeting the covenants.

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Company is evaluating the possible impact of the Amendment but is presently unable to assess such effect, if any, on the financial statements.

Furthermore, on February 2021, the IASB issued another amendment to IAS 1 and IFRS Practice Statement 2 (“the Amendments”) regarding the disclosure of accounting policies.

The Amendment requires entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

These amendments should be applied for annual periods beginning on or after January 1, 2023. Earlier application is permitted (subject to any local endorsement process). The amendments should be applied prospectively.

Amendment to IAS 12, “Income Taxes”:

On May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“the Amendment”) regarding deferred tax related to assets and liabilities arising from a single transaction.

The Amendment requires recognition of deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted. The Amendment is not expected to have a material effect on the Company’s financial statements.

Amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”:

On February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (“the Amendment”) regarding the definition of accounting estimates.

The Amendment clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted. The Amendment is not expected to have a material effect on the Company’s financial statements.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS

a.	Business combination with HUB - reverse acquisition:

The fair value of the identifiable assets and liabilities of the Company on the acquisition date:

Fair value
USD in thousands

Cash and cash equivalents	606
Restricted bank deposit	859
Trade receivables	10,480
Other receivables	2,703
Contract assets	682
Property, plant and equipment	489
Right-of-use assets	2,657
Deferred taxes *	1,688
Intangible assets	7,093

27,257

Bank credit *	727
Trade payables	1,775
Other payables	5,380
Lease liabilities	2,657
Liabilities for government grants *	352
Deferred tax liability	1,985
Loan from bank	108
Employee benefit liabilities	772

13,756

Net identifiable assets	13,501

Non-controlling interests	(1,427)
Goodwill arising on acquisition *	14,494

Total purchase cost	26,568

*	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The total cost of the business combination was USD 26,568 thousand (NIS 86,111) and comprised the issue of Ordinary shares with total fair value of approximately USD 23,577 (NIS 76,460) thousand (representing the quoted market price of the Company’s share at the acquisition date) and an amount of approximately USD 2,991 thousand (NIS 9,751) which reflects the fair value of non-controlling interests and existing options. For more information refer to Note 21b.

The Group has elected to measure the non-controlling interests in the acquiree at the proportionate share of the non-controlling interests of the fair value of the acquiree’s net identifiable assets.

Acquisition costs that are directly attributable to the transaction of approximately USD 353 (NIS 1,140) thousand were carried as an expense to general and administrative expenses.

Consideration:

USD in thousands

Shares issued at fair value	23,577
Options issued at fair value	2,991

Total consideration	26,568

Cash outflow/inflow on the acquisition:

USD in thousands

Cash and cash equivalents acquired with the acquiree at the acquisition date	606
Cash paid	-

Net cash	606

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquiree.

From the acquisition date and until December 31, 2021, ALD has contributed USD 3,100 thousand to the consolidated net loss and USD 23,068 thousand to the consolidated revenue turnover.

The goodwill recognized is not expected to be deductible for income tax purposes.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

b.	Business combination with Comsec:

The fair value of the identifiable assets and liabilities of Comsec on the acquisition date:

Fair value
USD in thousands

Cash and cash equivalents	387
Trade receivables	7,735
Other receivables	614
Inventories	644
Deferred taxes*	1,720
Property, plant and equipment	267
Right-of-use assets	2,381
Intangible assets	16,220

29,968

Bank credit	9,894
Trade payables	4,101
Other payables	1,130
Deferred tax liability *	2,729
Lease liabilities	2,381
Loan from bank	4,063
Employee benefit liabilities	58

24,356

Net identifiable assets	5,612

Issue expenses classified to equity	103
Goodwill arising on acquisition *	17,057

Total purchase cost	22,772

*	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The total cost of the business combination was USD 22,772 thousand (NIS 70,000 thousands) and comprised of cash of approximately USD 13,013 thousand (NIS 40,000 thousands) and the issue of Ordinary shares with total fair value of approximately USD 9,759 thousand (NIS 30,000 thousands) (representing the quoted market price of the Company’s share at the acquisition date).

Acquisition costs that are directly attributable to the transaction of approximately USD 137 thousand (NIS 429) were carried as an expense to general and administrative expenses.

Consideration:

USD in thousands

Cash	13,013
Shares issued at fair value	9,759

Total consideration	22,772

Cash outflow/inflow on the acquisition:

USD in thousands

Cash and cash equivalents acquired with the acquiree at the acquisition date	(387)
Cash paid	13,013

Net cash	12,626

The goodwill arising from the acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquiree.

From the acquisition date and until December 31, 2021, Comsec contributed USD 644 thousand to the consolidated net loss and USD 9,279 thousand to the consolidated revenue turnover.

c.	If both of the above business combinations had been completed at the beginning of the year 2021, the consolidated net loss for that year would have been USD 16,954 thousand and the consolidated revenue turnover would have been USD 81,469 thousand.

d.	On March 22, 2022, the Company’s Board approved the Company’s engagement in a merger transaction, which consisted of signing a series of binding agreements including a business combination agreement (“the merger transaction”), between the Company and Mount Rainer Acquisition Corp. (“Mount Rainier”), an unrelated third party which was traded on the Nasdaq Global Market that raised approximately USD 175 million as a SPAC. The Company hired A-Labs Advisory & Finance Ltd., an investment banking firm, and Oppenheimer & Co. Inc. to assist the merger transaction.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The merger transaction relied on the proforma Enterprise Value of the merged company of approximately USD 1.28 billion (before the money), as agreed upon with Mount Rainier and with the PIPE investors (as defined below), including share options and potential free cash flows of up to approximately USD 225 million in the merged company (insofar as none of the SPAC shareholders redeem their investment before the merger transaction closing in keeping with their rights, see further details below).

In connection with the merger transaction, qualifying Israeli and U.S. institutional investors (“the PIPE investors”) agreements to invest USD 50 million based on the merger company’s agreed value as described above (in a private placement) to be invested in the Company at closing.

Out of said amount, the Company would retain a cash reserve of USD 15 million for repurchasing the shares from certain shareholders of Mount Rainier assuming that a tax duty is levied in respect of the merger transaction (repurchase subject to obtaining various approvals such as the Court’s approval).

After the merger transaction closing, the existing shareholders will hold about 91.84% of the merged company’s shares (insofar as Mount Rainier’s investors do not redeem their investments before the merger transaction closing, see further details below).

Immediately following the merger transaction closing date, the Company’s securities and the securities allocated to Mount Rainier’s shareholders were listed for trade on the Nasdaq (excluding the shares of certain affiliate and control stakeholders in the merged company) and the Company’s securities were delisted by the end of February from the TASE. It should be noted that the securities allocated to the PIPE investors were to be listed for trade on the Nasdaq within a few months from the closing date.

On January 11, 2023 the Company announced that all the suspending conditions for the merger transaction have been met and the completion of the merger transaction is subject only to the absence of a legal impediment. Shortly before the merger transaction closing date the Company affected a reverse stock split to cause the value of the outstanding ordinary shares immediately prior to the transaction closing date to be equal to USD 10 per share. The Company’s shares began trading on Nasdaq on March 1, 2023.

99% of the shareholders entitled to withdraw their investment of $175M elected to redeem their investment upon the approval of the merger.

In March 2023, the Company raised 4 million USD from two of the PIPE investors, and, while the Company is considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if it will be able to receive the remaining PIPE funds, (see also Note 22c).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

In December 2021 the Company entered into an agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) to provide financial advisory services. In connection with the Business Combination, the Company agreed to pay to Oppenheimer a transaction fee upon the consummation of the business Combination equal to 1% of the aggregate value of the Company implied by the value of the Company’s ordinary shares issued to RNER’s stockholders in the Business Combination on a fully diluted basis, plus the principal amount of any debt or other liabilities of HUB Security outstanding as of the closing date of the Business Combination. Based on the valuation of $1.28 billion ascribed to the shares issued to RNER’s stockholders in the Business Combination in March 2023, the amount owed to Oppenheimer at the closing of the Business Combination was approximately $12.8 million. As of December 2022, the Company recorded expenses of USD 5,120 thousand during 2022.

On June 12, 2023 a lawsuit was filed by Oppenheimer against the Company alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the Business Combination. As of the date of the Annual Report, the Company have yet to make any payments to Oppenheimer pursuant to its agreement with them (see also Note 22(c)).

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
	USD in thousands

Cash and cash equivalents in NIS	3,112	13,233
Cash and cash equivalents in USD	765	442
Cash and cash equivalents in Euro	104	278
Cash and cash equivalents in other currency	13	21

	3,994	13,974

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	TRADE RECEIVABLES, NET

	December 31,
	2022	2021
	USD in thousands

Account receivable	23,317	24,087
Unbilled receivable	1,020	1,909
Checks collectible	405	82
Contracts in progress	-	12
Allowance for doubtful debt	(685)	(438)
Trade receivables, net	24,057	25,652

The Company grants its customers interest-free credit for an average period of 90 days. Impaired debts are accounted for through recording an allowance for doubtful accounts.

Movement in allowance for doubtful accounts:

USD in thousands
Balance as of January 1, 2022	438
Provision during the year	247
Balance as of December 31, 2022	685

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	TRADE RECEIVABLES, NET (Cont.)

Following is information about the credit risk exposure of the Company’s trade receivables:

		Past due trade receivables
	Not past due	< 30 days	31-60 days	60-90 days	90-120 days	>120 days	Total
	USD in thousands
Trade receivables before allowance for doubtful accounts	21,147	1,850	349	183	145	1,068	24,742

Allowance for doubtful accounts	-	-	-	-	-	685	685

December 31, 2022	21,147	1,850	349	183	145	383	24,057

December 31, 2021	21,738	1,901	384	590	222	817	25,652

NOTE 8:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2022	2021
	USD in thousands
Government authorities	1,127	1,278
Prepaid expenses and advances to suppliers	460	5,542
Other receivables	85	258
	1,672	7,078

NOTE 9:-	INVENTORIES

	December 31,
	2022	2021
	USD in thousands
Licenses and hardware	939	777
Inventory in transit and in bonded warehouses	961	1,061
	1,900	1,838

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	LEASES

a.	Disclosures for leases in which the Company acts as lessee:

1.	The Group companies have entered into leases of buildings and motor vehicles which are used for their ongoing operations.

2.	The Company’s leases of buildings have a lease term of 2-10 years whereas leases of motor vehicles have lease terms of 3-4 years.

3.	Information on leases:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Interest expense on lease liabilities	258	210	5
Expenses on short-term leases	-	-	52
Total cash outflow for leases	2,240	1,175	57

b.	Lease extension and termination options:

The Company has leases that include both extension and termination options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

In leases that contain noncancelable lease periods of 3-10 years, the Company did not include in the lease term the exercise of extension options existing in the lease agreements.

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not ordinarily exercise options that extend the lease period beyond five years (without the extension option).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets, net:

2022

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2022	7,510	1,262	8,772
Additions during the year:
New leases	243	711	954
Adjustments arising from indexation	379	-	379
Adjustments arising from translating financial statements from functional currency to presentation currency	(901)	(179)	(1,080)

Balance as of December 31, 2022	7,231	1,794	9,025

Accumulated depreciation:

Balance as of January 1, 2022	168	369	537
Additions during the year:
Depreciation in the year	1,445	695	2,140
Adjustments arising from translating financial statements from functional currency to presentation currency	(85)	(74)	(159)

Balance as of December 31, 2022	1,528	990	2,518

Depreciated cost as of December 31, 2022	5,703	804	6,507

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	LEASES (Cont.)

2021

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2021	168	-	168
Additions during the year:
Initial consolidation of subsidiaries	3,790	1,248	5,038
New leases	5,542	-	5,542
Disposals during the year:
Terminated leases	(2,211)	-	(2,211)
Adjustments arising from translating financial statements from functional currency to presentation currency and indexation	221	14	235

Balance as of December 31, 2021	7,510	1,262	8,772

Accumulated depreciation:

Balance as of January 1, 2021	84	-	84
Additions during the year:
Depreciation in the year	214	355	569
Disposals during the year:
Terminated leases	(136)	-	(136)
Adjustments arising from translating financial statements from functional currency to presentation currency	6	14	20

Balance as of December 31, 2021	168	369	537

Depreciated cost as of December 31, 2021	7,342	893	8,235

d.	As for an analysis of maturity dates of lease liabilities, see Note 16c below.

e.	The Company has leases of motor vehicles for a period of up to 12 months and low value leases of office furniture. The Company applies the practical expedient in IFRS 16 in respect of these leases and recognizes lease payments as an expense using the straight-line method over the lease term.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	LEASES (Cont.)

f.	Lease commitments:

1.	In May 2017, the Company entered into a lease of offices in an area of 1,600 sq.m. in the city of Or Yehuda, Israel. The lease is for a period of ten years with an option for extension by another five years. The monthly lease fees are approximately NIS 110 thousand (USD 22 thousand), linked to the CPI of May 2017 with the addition of VAT. The lease period began on April 1, 2018.

2.	In 2019, the Company entered into an agreement for the lease of offices in Tel-Aviv for a period of two years with an option for extension by another two years. In 2022 the Company extended the agreement for two more years. The lease fees are approximately NIS 18 thousand (USD 5 thousand) a month linked to the CPI plus VAT. The lease period began on June 19, 2022 and ended on June 15, 2023.

3.	In 2021, the Company entered into an agreement for the lease of offices in Tel-Aviv for a period of five years with an option for extension by another five years. The lease fees are approximately NIS 300 thousand (USD 93 thousand) a month linked to the CPI month plus VAT. The lease period began on August 15, 2021.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	PROPERTY AND EQUIPMENT

a.	Composition and movement:

2022

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2022	258	291	572	272	1,393
Purchases in the year	1	99	412	373	885
Disposals during the year	(35)	(121)	(105)	-	(261)
Adjustments arising from translating financial statements from functional currency to presentation currency	(27)	(34)	(81)	(47)	(189)

Balance as of December 31, 2022	197	235	798	598	1,828

Accumulated depreciation:

Balance as of January 1, 2022	19	20	180	28	247
Depreciation in the year	38	74	143	54	309
Adjustments arising from translating financial statements from functional currency to presentation currency	(4)	(5)	(27)	(6)	(42)

Balance as of December 31, 2022	53	89	296	76	514

Depreciated cost as of December 31, 2022	144	146	502	522	1,314

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	PROPERTY AND EQUIPMENT (Cont.)

2021

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2021	-	19	92	32	143
Initial consolidation of subsidiaries	71	197	264	223	755
Purchases in the year	177	70	200	6	453
Adjustments arising from translating financial statements from functional currency to presentation currency	10	5	16	11	42

Balance as of December 31, 2021	258	291	572	272	1,393

Accumulated depreciation:

Balance as of January 1, 2021	-	4	45	5	54
Depreciation in the year	18	16	130	22	186
Adjustments arising from translating financial statements from functional currency to presentation currency	1	-	5	1	7

Balance as of December 31, 2021	19	20	180	28	247

Depreciated cost as of December 31, 2021	239	271	392	244	1,146

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	GOODWILL AND INTANGIBLE ASSETS, NET

b.	As for charges, see Note 22a.

Composition and movement:

	Patents	Goodwill	Customer relations, order backlog	Technology (2)	Total
	USD in thousands
Cost:

Balance as of January 1, 2021	19	-	12	-	31
Initial consolidation of subsidiaries (3)	-	31,551	22,092	1,221	54,864
Adjustments arising from translating financial statements from functional currency to presentation currency	1	441	169	(14)	597

Balance as of December 31, 2021	20	31,992	22,273	1,207	55,492
Purchases in the year	13	-	9,453	500	9,966
Impairment recognized in the year	-	(14,618)	(8,300)	(438)	(23,356)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(3,672)	(2,603)	(143)	(6,419)

Balance as of December 31, 2022	32	13,702	20,823	1,126	35,683

Accumulated amortization:

Balance as of January 1, 2021	5	-	2	-	7
Amortization recognized in the year (1)	2	-	637	75	714
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	162	-	162

Balance as of December 31, 2021	7	-	801	75	883
Amortization recognized in the year (1)	2	-	4,723	623	5,348
Adjustments arising from translating financial statements from functional currency to presentation currency	*	-	(411)	(37)	(448)

Balance as of December 31, 2022	9	-	5,113	661	5,783

Net balance:

As of December 31, 2022	23	13,702	15,710	465	29,900

As of December 31, 2021	13	31,992	21,472	1,132	54,609

*	Less than 1 thousand US dollars.

(1)	Customer relations, order backlog and brand amortization expenses are classified in the statement of profit or loss under sales and marketing expenses.
(2)	Technology and supplier relationships amortization expenses are classified in the statement of profit or loss under cost of sales expenses. Patents amortization expenses are classified in the statement of profit or loss under General and administrative expenses.
(3)	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

a.	In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh (“Legacy”) a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. The total consideration for the sale and transfer of the acquired assets was USD 10,000 thousands in cash and additional contingent consideration of up to USD 12,000 in restricted share units (RSUs) of the Company subject to compliance of several milestones established in the agreement. Half of the cash consideration was paid at the contract closing and the other half was scheduled to be paid in accordance with the payment terms established in the agreement over 2.5 years. The RSUs were treated as post combination transaction (refer to Note 21 – Share-Based Payment for further details).

As of December 31, 2022, USD 3,839 thousand out of the remaining Consideration liability are classified in the balance sheet under line item Current maturities of other liabilities. Out of this amount USD 375 thousand were paid after year-end.

The transaction was analyzed in accordance with IFRS 3 – Business Combinations to first determine whether the acquired assets constitute a business. The Company had applied the concentration test. Based on the concentration test, substantially all of the fair value of the gross assets acquired is concentrated in the customer relationships. As a result, the transaction was treated as asset acquisition.

The following represented the fair value of the identifiable assets as of the acquisition date:

The purchase price allocation was as follow (in thousands):

Technology	500
Customer relationships	9,453
Total consideration	9,953

As of December 31, 2022, the Company identified indicators of impairment since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, management determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, the Company recorded an impairment loss of $8,738 for the assets acquired from Legacy.

b.	Impairment loss of goodwill and intangible assets with defined useful life

For annual impairment testing of goodwill and intangible assets with defined useful life the goodwill and other intangible assets of the Company were allocated to the operating segments which constitute four groups of cash generating units as follow:

●	Consulting and distribution

●	Dstorm

●	Professional services

●	ALD Software

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The carrying amount as of December 31, 2022 of the goodwill and the intangible assets which were allocated to each cash-generating unit:

	Professional Services	ALD Software	Dstorm	Consulting and Distribution	Total
	USD in thousands
Patents	23	-	-	-	23
Goodwill	6,720	1,284	1,963	3,735	13,702
Technology	-	-	465	-	465
Customer relationship, Suppliers relationship and Backlog	5,404	87	-	10,219	15,710
Total	12,147	1,371	2,428	13,954	29,900

The Company performed its annual impairment test in December 31, 2022 and 2021, respectively. The recoverable amount of each cash generating unit was assessed using the Income approach model.

ALD Software and Professional services

In June 2022, the Company examined the goodwill impairment due to interest rate changes.

As a result, a provision was made for goodwill impairment in the amount of $368 thousand. The provision was recorded in general and administration expenses. The impairment is part of the products and technology segment.

The recoverable amount of the ALD Software and Professional services cash-generating units (“CGU”) as of December 31, 2022 have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five year period. The discount rate applied to cash flow projections is 20% for ALD Software and Professional services cash-generating units. Cash flows beyond the five-year period are extrapolated using a 2% growth rate for both cash generating units. As a result of this analysis, the value in use of the ALD Software and Professional services cash-generating units was determined to be lower than their carrying amounts, thus additional impairment amount of $4,448 thousand was recognized in Professional services CGU and additional impairment amount of $ 600 thousand was recognized in ALD Software CGU.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Consulting and distribution and Dstorm

The recoverable amount of the Consulting and distribution and Dstorm cash-generating units as of December 31, 2022 have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five year period. The discount rate applied to cash flow projections is 17% for both the Consulting and distribution and Dstorm cash-generating units. Cash flows beyond the five-year period are extrapolated using a 2% growth rate for both cash generating units. As a result of this analysis, the value in use of the Consulting and distribution and Dstorm cash-generating units were determined to be lower of their carrying amounts, thus impairment was recognized in the amount of $7,813 thousand in Consulting and distribution CGU and impairment of $1,389 thousand was recognized in Dstorm CGU.

Key assumptions

The calculation of value in use for all of the cash generating units is most sensitive to the following key assumptions:

●	Discount rates

●	Growth rate used to extrapolate cash flows beyond the forecast period.

Discount rates − Discount rates represent the current market assessment of the risks specific to each cash-generating unit, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity.

A rise in the pre-tax discount rate of 20% to ALD Software and Professional services cash generating unit (i.e., +1%) would result in recognition of additional impairment of $1,892 thousand.

A rise in the pre-tax discount rate of 17% to Consulting and distribution and Dstorm cash generating unit (i.e., +1%) would result in recognition of additional impairment of $4,784 thousand.

Growth rate estimates − Rates are based on published industry research.

A reduction by 1% in the long-term growth rate to ALD Software and Professional services would result in an additional impairment of $1,879 thousand.

A reduction by 1% in the long-term growth rate to Consulting and distribution and Dstorm would result in an impairment of $5,507 thousand.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	SHORT TERM LOAN

a.	Composition:

	December 31,
	2022	2021
	USD in thousands
Short-term loan (1)-(6)	13,417	10,195
Accrued interest	15	-
Current maturities of long-term loan	-	1,084
	13,432	11,279

(1)	Loan received in July 2020, by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 5,000 thousand (USD 1,452 thousand), bearing annual interest of 6.25% and repayable in 24 instalments from July 2022. As of December 31, 2022 the remaining principal amount is USD 1,258 thousand.

(2)	Loan received in September 2021, by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 980 thousand (USD 309 thousand), unlinked and bearing annual interest of Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2022 the remaining principal amount is USD 184 thousand.

(3)	Loan received in September 2021, by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 6,000 thousand (USD 1,934 thousand) and repayable in two annual instalments from September 2023, linked and bearing annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. As of December 31, 2022 the remaining principal amount is USD 1,705 thousand.

(4)	Loan received in August 2022, by Aginix, with an original principal amount of NIS 500 thousand (USD 151 thousand) and repayable in 12 instalments from September 2022. The loan bearing interest of Prime + 4.85%. As of December 31, 2022 the remaining principal amount is USD 95 thousand.

(5)	On-call loans received by Comsec, in an aggregate principal amount of NIS 34,106 thousand (USD 9,692 thousand). As of December 31, 2022 the remaining principal amount is USD 9,690 thousand.

The Company holds restricted bank deposits in the amount of USD 3,002 thousand, to secure Comsec on-call loans mentioned above.

(6)	Loan received on December 15, 2022 , by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 1,708 thousand (USD 500 thousand), bearing interest of 8.75% and repayable in 1 instalment on February 2023. As of December 31, 2022 the remaining principal amount is USD 485 thousand.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	SHORT TERM LOAN (Cont.)

As of December 31, 2022, the Company has unutilized credit facilities in an aggregate of NIS 3,313 (USD 941) thousand.

As of December 31, 2022, the Company is not in compliance with the financial covenants described below therefore the loans are classified to Short-Term Loan.

Financial covenants:

In connection with bank loans whose balance as of December 31, 2022 approximates NIS 337 thousand (USD 95 thousand), the subsidiary, Aginix, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s adjusted equity will not be lower than NIS 500 thousand and its ratio to balance sheet will not be lower than 10%.

In connection with bank loans whose balance as of December 31, 2022 approximates NIS 46,929 thousand (USD 13,336 thousand), the subsidiary, Comsec, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s customer debt to on-call bank credit will not be lower than 1.2 and the ratio of long-term debt less cash to EBITDA will not be higher than 3.5 at all times.

As of December 31, 2022, the subsidiary, Comsec, is not in compliance with the above financial covenants therefore the loans are classified to Short-Term Loan. In May 2023, after the reported date, the Company received a waiver from the lending bank for its rights to claim the loans amount for immediate repayment for not meeting the covenants as of December 31, 2022 (see also Note 1d).

b.	As for collaterals and charges, see Note 22a below.

NOTE 14:-	TRADE PAYABLES

	December 31,
	2022	2021
	USD in thousands
Open debts	12,410	14,823
Checks payable	1,361	171
	13,771	14,994

Trade payables are non-interest bearing and are normally settled on current + 60-day terms.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2022	2021
	USD in thousands
Employees and payroll accruals	5,797	3,624
Accrued vacation pay	1,510	1,406
Government authorities	1,997	798
Accrued expenses	12,636	3,195
Current liability of government grants	402	194
Liability on account of shares issuance	2,289	-
Other	691	445
	25,322	9,662

NOTE 16:-	NON-CURRENT LIABILITIES

a.	As of December 31, 2022, the Company is not in compliance with the financial covenants described in note 13(a) therefore the loans are classified to Short-Term Loan.

As for charges, see Note 22a below.

b.	Composition of other long-term liabilities:

December 31, 2022

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	1,289	887

December 31, 2021

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	961	767

The liabilities for government grants are linked to the USD-NIS exchange rate.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	NON-CURRENT LIABILITIES (Cont.)

c.	The maturity profile of lease liabilities and other long-term liabilities:

December 31, 2022

	First year	Second year	Third year	Fourth year	Fifth year	Sixth year and onwards	Total
	USD in thousands
Lease liabilities	1,472	1,750	1,793	1,007	356	89	6,467
Liabilities for government grants	402	151	135	122	109	370	1,289
Total	1,874	1,901	1,928	1,129	465	459	7,756

NOTE 17:-	OTHER LONG TERM LIABILITIES

Government grants:

	2022	2021
	USD in thousands
Balance as of January 1,	961	536
Initial consolidation of subsidiaries	-	738
Grants received during the year	77	202
Liability revaluation	251	(515)
Balance as of December 31,	1,289	961

Presented in the statement of financial position as follows:

	December 31,
	2022	2021
	USD in thousands
In current liabilities	402	194
In non-current liabilities	887	767
	1,289	961

Government grants:

The Company received from the Government of Israel grants for participation in research and development in return for the payment of royalties of 3.5% on sales of products resulting from the funded research and development up to 100% of the grants received.

The financial statements include the liability in the amount which management expects to repay the IIA, within ten years, discounted at a rate of 11.5%.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	OTHER LONG TERM LIABILITIES (Cont.)

As of December 31, 2022, total grants received by HUB amount to USD 973 thousand and no material amount was paid. In 2022 new grant was received in the amount of 77 thousand.

As of December 31, 2022, total grants received by ALD and ALD Software, the subsidiary, amount to 1,873 USD thousand and the total royalties paid was 467 USD thousand.

NOTE 18:-	FINANCIAL INSTRUMENTS

a.	Financial assets:

Financial assets at amortized cost:

	December 31,
	2022	2021
	USD in thousands
Trade and other receivables	25,729	32,730
Restricted bank deposit	1,516	1,001
Total current	27,245	33,731
Long-term deposit	3,002	3,416
Total non-current	3,002	3,416

b.	Other financial liabilities:

Other financial liabilities at amortized cost:
Bank loan (1)	13,432	15,078
Trade payables	13,771	14,994
Other accounts payable	25,322	9,662
Liabilities for government grants	1,289	961
Total other financial liabilities at amortized cost	53,814	40,695

Total current	52,927	36,129
Total non-current	887	4,566

(1)	The interest rate is Prime (Bank of Israel intrabank plus 1.5%) + 0.7%-2.1%.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial risk management objectives and policies:

The Company’s principal financial liabilities, other than derivatives, are comprised of loans and borrowings, receivables and financial guarantee contracts. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company’s principal financial assets include cash and short-term deposits that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks. The Company established a financial risk committee that advises senior management on financial risks and the appropriate financial risk governance framework for the Company. The financial risk committee provides assurance to the senior management that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and objectives. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken. The Board reviews and approves the policies for each of the risks summarized below.

d.	Financial risks factors:

The Group’s activities expose it to various financial risks such as market risks (foreign currency risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

Risk management is performed by the Company’s CEO.

1.	Exchange rate risk:

The Group operates internationally and is therefore exposed to exchange rate risk arising from exposure to various foreign currencies, mainly the USD and the Euro. Exchange rate risk arises from future commercial contracts, recognized assets and liabilities that are denominated in a foreign currency other than the functional currency and net investments in foreign operations.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	FINANCIAL INSTRUMENTS (Cont.)

2.	Credit risk:

As of December 31, 2022, cash and cash equivalents amounted to USD 3,994 thousand. The entire cash and cash equivalents are invested with high quality financial institutions. The Company and the subsidiaries monitor customer debts on an ongoing basis and include specific allowances for doubtful accounts which adequately reflect the loss inherent in debts whose collection is doubtful as per the estimate of the Company and the subsidiaries.

3.	Liquidity risk:

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and loans (see also Note 1d).

4.	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities with floating interest. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans (see also note 1d).

e.	Fair value:

The carrying amount of cash and cash equivalent, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximates their fair value.

f.	Warrants to ordinary shares:

The warrants and ordinary shares, are settled by the Company in exchanging a fixed amount of cash for fixed pre-determined number of the Company’s equity instruments. As such, the Company classified the warrants and the ordinary share as an equity instrument.

On October 24, 2022, the Board of the Company approved the extension of the expiry date of 19,397,410 warrants issued to some of the Company’s investors as well as of 10,102,524 warrants issued to its management employees and services providers, including its CEO, the COS, the former COO and former chairman of the board. The original expiration date of the warrants was December 21, 2022 and their period was extended in additional 24 months until December 31, 2024. The extension of the warrants increases their value by USD 10,458 thousand. Of which this amount USD 5,102 thousand and USD 5,356 thousand relates to the Company’s investors and employees, respectively, and thus was recognized within equity and as expenses, respectively.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	NET EMPLOYEE DEFINED BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits and other long-term benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made according to the current employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plan or as defined contribution plan, as detailed below.

a.	Defined contribution plans:

Section 14 to the Severance Pay Law, 1963 applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into severance pay funds and/or policies of insurance companies release the Group from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2022	2021
	USD in thousands

Expenses in respect of defined contribution plans	2,562	876

b.	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and in qualifying insurance policies.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

c.	Changes in the defined benefit obligation and fair value of plan assets:

2022

			Expenses recognized in profit or loss					Gain (loss) from remeasurement in OCI
	Balance as of January 1, 2022	Initial consolidation	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain arising from changes in financial assumptions	Actuarial loss arising from experience adjustments	Total effect on other comprehensive income for the period	Contributions by employer	Adjustments arising from translating financial statements from functional currency to presentation currency	Balance as of December 31, 2022
	USD in thousands

Defined benefit obligation	4,838	-	198	120	-	318	(1,376)	-	(258)	151	(107)	-	(511)	3,163
Fair value of plan assets	(3,398)	-	-	(56)	9	(47)	927	228	-	-	228	(187)	355	(2,123)

Net defined benefit liability (asset)	1,440	-	198	64	9	271	(449)	228	(258)	151	121	(187)	(156)	1,040

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

d.	The plan assets at fair value:

	December 31,
	2022	2021
	USD in thousands

Cash and cash equivalents	260	393
Equity instruments	547	1,209
Debt instruments	984	1,768
Other	332	28

Total plan assets	2,123	3,398

e.	The principal assumptions underlying the defined benefit plan:

	2022	2021
	%

Discount rate (1)	5.22	2.29
Expected rate of salary increase	3.21	3.4

(1)	The discount rate is based on high-quality CPI-linked corporate bonds.

f.	Amount, timing and uncertainty of future cash flows:

Change in defined benefit obligation
USD in thousands
December 31, 2022

Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:
1% salary increase	(216)
1% salary decrease	173

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:
1% increase in discount rate	193
1% decrease in discount rate	(238)

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY

a.	Effective from March 2023, the Company’s shares split in a ratio of 1:0.712434. As a result, all Ordinary shares, options for shares, warrants to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

b.	Composition of share capital:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares in thousands

Ordinary shares of no par value	142,487	88,791	142,487	77,642

c.	Movement in share capital:

1.	Issued and outstanding share capital:

Number of shares of no par value
in thousands

Balance as of January 1, December 31, 2021	77,642
Issue of shares*	9,347
Exercise of options	1,802

Balance as of December 31, 2022	88,791

*	Not including 911,916 shares from October 2022 investment agreement which were issued after December 31, 2022 (see also Note 20i.)

2.	Share issues and buybacks:

a)	As for the accounting treatment of the reverse acquisition in respect of the transaction with HUB, see Note 1b above.

b)	As for shares issued in the Comsec acquisition transaction, see Note 1c above.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

c)	In February 2020, the Company signed a private placement agreement with More Provident Funds Ltd. (“More Provident”), More Mutual Fund Management (2013) Ltd. (“More Mutual Funds”) and More Investment House Portfolio Management Ltd. (“More Investment House”) (collectively – “the optionees”). According to the agreement, the Company will allocate to the optionees 820,000 registered Ordinary shares of the Company with no par value. The Company will also allocate to the optionees 696,999 non-marketable share options which are each exercisable into one Ordinary share of the Company. Each unit includes 1 ordinary share with no par value and 1 share option with an exercise price of NIS 1.14 (USD 0.31). The warrants vested immediately upon issuance and will be exercisable for 48 months from the respective date of issuance. In the allocation, the optionees invested a total of approximately NIS 1,583 (USD 459) in the Company.

d)	On May 27, 2021, the Company issued a supplemental prospectus for offering institutional investors to purchase 24,333,358 Ordinary shares of the Company with no par value, of which 19,466,690 Ordinary shares were issued in a public offering and 4,866,668 shares were issued in a secondary offering. The gross issue proceeds totaled approximately NIS 130,864 thousand (USD 40,291 thousand). Issue costs amounted to approximately NIS 18,473 thousand (USD 5,720 thousand).

e)	In 2021, the Company completed a buyback of 860,036 shares from shareholders in return for approximately NIS 3,950 thousand (USD 1,230 thousand).

f)	In February 2022, the Company offered institutional investors 6,885,626 units – each unit includes one Ordinary share of the Company with no par value and one warrant (series 1) that are convertible to Ordinary shares of the Company. In the offering, the Company accepted offers for the purchase of 6,885,626 Ordinary shares and 6,885,626 warrants (series 1) with an exercise price of NIS 7.44 (USD 2.03) for immediate gross proceeds of approximately NIS 46,682 thousand (USD 14,731 thousand) with an issuance cost of USD 3.4 million.

g)	In May 2022, the Company signed investment agreements for a total of 2,030,658 shares in the price of NIS 8.42 (USD 2.39) - each unit includes 1 ordinary share with no par value and 1.5 share warrants with an exercise price of NIS 10.11 (USD 2.76). The aggregate amount raised through this private offering was NIS 17 million (USD 5 million) with an issuance cost of USD 391 thousand.

In September 2022, the Company signed investment agreements with 12.64 Fund, Limited Partnership (a fund managed by A-Labs, see also Note 22d) for a total of 431,210 shares in the price of NIS 8 (USD 2.32) - each unit includes 1 ordinary share with no par value and 1 warrant with an exercise price of NIS 8.8 (USD 2.41). The warrants vested immediately upon issuance and will be exercisable for 30 months from the respective date of issuance.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

The aggregate amount raised through this private offering was NIS 3.5 million (USD 1 million). A-Labs received 5% commission from this investment ($50 thousand) and 30,263 warrants to ordinary shares.

h)	In October 2022, the Company signed investment agreements with different investors for a total of 911,916 shares in the price of NIS 8.63 (USD 2.47) – each unit includes 1 ordinary share with no par value and 1 warrants with an exercise price of NIS 9.49 (USD 2.6). The warrants vested immediately upon issuance and will be exercisable for 30 months from the respective date of issuance. The aggregate amount raised through this private offering was NIS 7.9 million (USD 2.25 million) with an issuance cost of USD224 thousand. According to the terms of the investment agreement, the company have 45 days from the closing date to issue the shares to the investors or otherwise it would need to repay it with an additional 10% interest. The actual issuance of shares took place on February 2023, and therefore as of December 31, 2022, the total investment amount was classified as a liability.

i)	On November 24, 2022, the Israel Securities Authority and the Court approved that the company will be delisted from the Tel-Aviv Stock Exchange after the SPAC merger and the listing of the Company’s shares for trading on NASDAQ. The Company remains subject to reporting, law and regulations duties according to the Israel Securities Laws and Regulations.

j)	On November 26, 2022, the Company extended the exercise period of the options granted in June 2021 to investors and officers until December 21, 2024 (see also Note 18f).

c.	Rights attached to shares:

i.	Quoted on the TASE. As of March 1, 2023, the Company began trading on NASDAQ.

ii.	Voting rights at the general meeting, right to receive a dividend and rights upon liquidation of the Company.

d.	Treasury shares - Company shares held by the Company:

The interests of the Company in the Company’s shares are as follows:

	December 31,
	2022	2021
	%

% of issued share capital	1.0	1.11

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

e.	Capital management in the Company:

The Company’s capital management objectives are:

1.	To preserve the Group’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group’s business activity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its activity. To maintain or adjust the required capital structure, the Company may apply various measures such as adjust the dividend payment to shareholders, raise capital by way of issue of shares, capital purchases from shareholders and disposal of assets to reduce its debts.

NOTE 21:-	SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees and officers is shown in the following table:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Equity-settled share-based payment plans	10,516	5,897	-

b.	Grants of options to employees and interested parties:

As part of the merger agreement described in Note 1b above, on June 21, 2021, the Company allocated 17,810,853 share options to senior officers, employees and consultants of the Company and to an investment bank assisting the transaction, consisting of grants to employees, key management personnel and interested parties. Following are data of the value of share options granted to key management personnel and interested parties in HUB:

1.	In June 2021, the Company granted 15,438,867 share options to key management personnel and interested parties in the Company. The options vest in six equal portions of 16.66% each quarter for a period of 18 months from the grant date. They can be exercised until the final vesting date for NIS 6.75 (USD 1.85) per share.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT (Cont.)

The inputs used for the fair value measurement of the share options for the above grant based on the Black and Scholes model are as follows:

Expected volatility of the share prices (%)	60%
Risk-free interest rate (%)	0.19%
Expected life of share options (years)	1.5
Share price (based on quoted prices) (NIS)	6.09	(USD 1.66)

Based on the above inputs, the fair value of the options on the grant date is approximately NIS 12,773 thousand (USD 3,945 thousand).

2.	In May 2021, the Company granted HUB employees and officers 80,930 share options for an exercise price of NIS 2.98 (USD 0.81) per share.

The inputs used for the fair value measurement of the share options for the above grant based on the Hull-White model are as follows:

Expected volatility of the share prices (%)	58.11%
Risk-free interest rate (%)	0.43%
Expected life of share options (years)	6
Share price (NIS)	6.11	(USD 1.67)

Based on the above inputs, the fair value of the options on the grant date is approximately NIS 131 thousand (USD 42 thousand).

3.	In June 2021, the Company granted HUB employees 2,371,986 share options to Ordinary shares of the Company for an exercise price of NIS 0.01-0.42 (USD 0.004-0.12) per share.

The inputs used for the fair value measurement of the share options for the above grant based on the Black and Scholes model are as follows:

Expected volatility of the share prices (%)	60%
Risk-free interest rate (%)	0.19%-0.29%
Expected life of share options (years)	2-4
Share price (NIS)	6.11	(USD 1.67)

Based on the above inputs, the fair value of the options on the grant date is approximately NIS 1,499 thousand (USD 447 thousand).

4.	2022 Share option plans:

The Company has authorized through its 2022 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 10,686,512 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of the grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant. As of December 31, 2022, 5,132,196 of the Company’s Ordinary shares are available for future grants.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT (Cont.)

c.	Movement of share options during the year:

The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Share options outstanding at beginning of year	11,391,016	0.69	3,094,390	0.12
Share options granted during the year	131,777	1.86	8,395,459	1.84
Share options exercised during the year	1,611,867	0.47	-	-
Share options forfeited during the year	1,446,852	1.23	16,472	0.36
Share options expired during the year	187,317	0.07	82,361	0.004

Share options outstanding at end of year	8,276,757	1.59	11,391,016	1.33

Share options exercisable at end of year	7,810,728	1.65	4,276,682	1.19

Each option is exercisable into one Ordinary share of no par value.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 was 2.64 years.

The range of exercise prices for share options outstanding as of December 31, 2022 was NIS 0.014- NIS 6.71 (USD 0.004-1.84).

d.	Movement of share options during the year:

The Company has 35,795,613 registered and outstanding warrants that are exercisable into 31,784,655 Ordinary shares of NIS no par value each for an average exercise increment of USD 4.88, unlinked. These warrants are classified in equity.

Through the reporting date, no warrants were exercised or expired.

After the reporting date, 130,000 warrants were exercised into 130,000 Ordinary shares of NIS no par value each for the total consideration of approximately USD 240 thousand.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT (Cont.)

After the reporting date, no warrants expired.

A summary of the status of RSUs under the Plan as of December 31, 2022 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	-
Granted	6,193,757
Vested	(1,562,829)
Forfeited and cancelled	(59,559)

Outstanding at end of year	4,571,369

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2022, 2021 and 2020, was comprised as follows:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	206	-	-
Research and development expenses	603	3,122	-
Sales and marketing expenses	1,504	2,775	-
General and administrative expenses (see also Note 18f)	8,203	-	-

Total share-based compensation expense	10,516	5,897	-

g.	As part of the Asset Purchase Agreement (Refer to Note 12 – Goodwill and intangible assets, net for further details), the Key Employees of Legacy shall have RSUs of the Company equal to USD 12,000 thousand. The consideration for the Key Employees represents compensation for future services and was not included as part of the asset acquisition. The RSUs contain a performance obligation and will vest over four years. As of December 31, 2022 the relative performance obligations up until that date were not met and therefore 30% of the RSU’s were forfeited. As the Company does not expect the remining performance obligation to be fulfilled, no expenses were recognized during the year 2022 by the Company with respect to the mentioned consideration.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES

a.	Charges:

To secure its liabilities to banks, the Group recorded a floating charge on its entire assets and a fixed charge on share capital and goodwill and all other assets and rights of any type or kind that the Company has or will have in the future. The balance of the amounts pledged under said charge amounts to USD 1,575 thousand as of December 31, 2022 (December 31, 2021 –USD 1,219 thousand) in order to receive guarantees in an aggregate of USD 1,882 thousand.

To secure the liabilities of a subsidiary to banks, the subsidiary recorded a floating charge on its entire assets and funds receivable from customers and pledged a two-year deposit of approximately USD 3,002 thousand in favor of a bank.

The Company also recorded a charge in respect of a mortgage on vehicles, on the entire rights the mortgagers have and will have in the future from insuring the mortgaged vehicle, whether by the mortgagers or by banks, and on any right to compensation or indemnification the mortgagers will have towards a third party.

Moreover, to receive credit by a subsidiary, the Company and the subsidiary recorded a senior charge on the mortgagers’ rights in connection with a contract signed on September 6, 2012 with the Israeli Ministry of Defense as a result of a tender published by the Ministry for the procurement of training courses, including the entire collaterals and guarantees granted to the mortgagers for securing the above rights and all the rights related to said rights.

b.	Guarantees:

As of December 31, 2022, the consolidated statement of financial position includes bank guarantees totaling approximately to USD 1,882 thousand that have been granted to customers and suppliers in connection with tender-based performance contracts and office lease.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

c.	Contingent liabilities:

The Company is and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees, as well as governmental and other regulatory investigations and proceedings. If determined adversely to the Company, then such claims could cause the Company to be subject to fines, penalties, and other contingencies.

There is no pending litigation or proceeding against any of HUB Security’s office holders as to which indemnification is currently being sought, and, except as described below, HUB Security is not aware of any pending or threatened litigation, the outcome of which, the Company believes, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The below is a brief summary of the litigation and other proceedings the Company is currently facing:

1.	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an Insurance reimbursement claim against approximately 16 defendants, with HUB Security being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case.

2.	Contract Tender Litigation–- On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800,000 (approximately US$250,000) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

The plaintiff’s request to the court cites total damages at NIS 229 million (approximately $70 million). On October 20, 2022, the amount claimed was reduced from NIS 229.44 million to NIS 5.44 million (approximately $1.48 million).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

On January 30, 2023, the amount requested was increased to NIS 64 million. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against the Company and its former Chief Executive Officer only. The court ordered that the answer to the amended approval request be submitted by September 3, 2023. Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A courts’ finding of significant liability against the Company could negatively affect the Company’s share price and have a material effect on the Company’s business and financial condition.

3.	Request for disclosure of documents according to section 198a of the Companies Law–- On February 12, 2023, a minority shareholder of HUB submitted an application for the discovery of documents according to section 198a of the Companies Law. The applicant claims that HUB has grounds for a lawsuit against the PIPE investors due to their failure to complete the committed PIPE financing in connection with the consummation of the Business Combination, as well as other grounds of claim against the Company’s officers. The applicant claims that he is entitled to receive a series of documents from the Company in order to formulate a request for approval of a derivative claim against those responsible for the alleged damages caused to the Company stemming from the failure of the PIPE financing to be consummated in full. HUB is required to file its response to the application by August 20, 2023. At this early stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected, in part or in full, or the chances of the of any derivative claim against the company to be submitted as a result.

4.	PIPE Financing Litigation–- Shortly following the closing of the Business Combination, on March 6, 2023, the Company was notified of a class action certification motion filed against it, and its directors and officers (including former officers) with the Tel-Aviv District Court’s Economic Department. The motion was filed for alleged misleading details in the Company’s public reports in Israel regarding the PIPE funds that were supposed to be received by the Company upon the consummation of the Business Combination. The petitioner seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The overall compensation estimated by the petitioner in the motion is approximately US$ 25 million. The Company is required to file its response to the motion by September 6, 2023. As of the date of this Annual Report, the Company is analyzing the motion and is presently unable to assess the chances of its approval and/or its scope and whether, if approved, it will have a material impact on the Company’s results of operations or financial condition.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

5.	Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. As of the date of this Annual Report, the Company is still investigating the claim and is unable to assess the chances of the suit being successful and whether, if determined adversely to the Company, such claim will have a material impact on the Company’s results of operations or financial condition. The Company plans to vigorously defend itself in this matter.

6.	Class Action Suit –

●	On July 6, 2023, a claim was filed against the Company in the United States District Court for the Southern District of New York alleging a violation of Section 12(a)(2) of the Securities Act (the ’33 Act). The complaint alleges that the Company made misrepresentations in its prospectus related to the business combination with Mount Rainier Acquisition Corp. regarding the proposed $50 million PIPE financing and the minimum cash closing condition required to complete the business combination. As of the date of this Annual Report, the Company is still examining the claim and its potential defenses thereto and therefore, at this stage, is unable to assess the chances for success of the claim and the outcome of the suit on the Company. The Company expects to defend against these claims vigorously.

●	On July 31, 2023, a claim was filed against the Company, its officers and directors in the United States District Court for the Southern District of New York alleging false or misleading statements in the offering documents for the Company’s business combination, and that the Company and its officers failed to disclose material adverse information about the company’s finances and business prospects. The complaint raises claims under Sections 11, 12(a)(2), and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act. As of the date of this Annual Report, the Company is still examining the claim and its potential defenses thereto and therefore, at this stage, is unable to assess the chances for success of the claim and the outcome of the suit on the Company. The Company expects to defend against these claims vigorously.

7.	Employee Claims. Some of the Company’s former employees have filed claims or threatened to do so in the cumulative amount of approximately $350,000 in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. The Company is currently examining the claims and feel that, given the early stage of the claims, that it is unable assess the validity of these actual or threatened claims and the potential impact, if any, that these claims will have on the Company.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

d.	Services Agreement: A-Labs Finance and Advisory Ltd (“A-Labs”)

In July 2021, the Company entered into a Financial Advisory Services Agreement (the “A-Labs Agreement”) with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which, the Company engaged A-Labs to perform, on an exclusive basis, certain consultation services in the domain of fundraising from investors and capital markets activities. In return for these services the Company committed to pay A-Labs a fee amounting to 5% of any funds raised from investors named on a specified schedule thereto, along with warrants to purchase the Company’s ordinary shares computed as 5% of the raised amount divided by the price per share as determined in the relevant fundraising transaction. During the term of the A-Labs Agreement, the Company paid a total of $4.2 million to A-Labs as commission for funds raised and issued to A-Labs a total of 4,076,923 warrants to purchase the Company’s ordinary shares.

In addition, pursuant to the Agreement, the Company agreed to pay to A-Labs a monthly payment of $70,000 and an additional sum designated as a “Marketing (in the sense of Capital markets fundraising activities) Budget”, of up to $280,000. The Marketing Budget was aimed for attracting investors to buy the Company’s shares, for capital fundraising and capital markets activities and is to be reviewed monthly based on the activities and efforts conducted by A-Labs for the Company.

Additionally, pursuant to the A-Labs Agreement, for the period of 12 months following the specification of such business partner in an annex to the A-Labs Agreement, the Company is obligated to pay to A-Labs a fee equal to 5% of any non-refundable and recognized revenues that the Company received from such specified business partners. To date, A-Labs has not pursued any efforts related to the development of these business relationships and as a result no fees have been paid to A-Labs pursuant to this provision of the A-Labs Agreement.

During the period from July 2021 through March 2023, the Company paid to A-Labs a total of $4,200,000 in cash. The company sees part of these payments as an incremental and direct cost for attracting investors and raising capital, therefore the Company capitalized the relevant portion of these payments and deduct it from the Share capital and premium in the Consolidated Statements of Changes in Equity, upon the occurrence of its financing rounds.

Additionally, in March 2023, a total amount of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into the Company’s ordinary shares at a conversion price of $10 per ordinary share. This conversion of amounts the Company owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to purchase $20 million of the Company’s ordinary shares in the PIPE Financing.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

In December 2022, the Company amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, the Company would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the A-Labs Agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 4.81 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, the Company committed to provide compensation under the A-Labs Agreement for all investors with whom the Company would enter into a financing transaction prior to the Company’s shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs.

In each of September 2022 and January 2023, the Company paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans (as defined below), we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts.

The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either Party provides written notice to the other Party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice.

As of the date of this Annual Report, the Company has provided A-Labs a termination notice for the A-Labs Agreement, so pursuant to its terms, the A-Labs Agreement will terminate 30 days from the date hereof

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	INVESTMENTS IN INVESTEES

a.	Investment in ALD College Ltd. (“the College”) 100% holding:

The College was founded by the Company in September 2000. It offers a variety of software quality, QA, reliability and logistic training and certification programs for organizations.

b.	Investment in ALD Software:

On December 28, 2007, the Company signed an agreement with ALD Software whereby on the record date, January 1, 2008, the Company transferred and sold to ALD Software the software department operation, free of any debt, liability, charge, foreclosure, mortgage, lien or any third party right, other than the liability to the IIA, as a result of which on the transaction completion date, ALD Software will become the legal owner of the software department operation and its underlying rights. The Company holds 87.35% of ALD software.

c.	Investment in Sensecom Project Consulting and Management Ltd. (“Sensecom”):

On September 27, 2017, the Company and Qpoint purchased Sensecom and its sister company, Integral Telemanagement Services Ltd. (“Integral”), in the context of a stay of proceedings pursuant to Article 350 to the Companies Law, 1999, with the approval of the Lod District Court. One of Sensecom’s operations, the WIN operation of customer call service, was not included in the purchase and was sold to another company. The Company holds 49.94% of Sensecom and Qpoint holds the remaining 50.06%.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	INVESTMENTS IN INVESTEES (Cont.)

Sensecom and Integral have the following operations:

1.	TEM department – telecommunication cost management and control, refund management and expense optimization.

2.	PRO department – customer experience and relations, customer site work process improvement, service experience improvement through technology, customer websites etc.

d.	Investment in Hub Cyber Security Inc:

On April 4, 2012, the Company signed an agreement with Myron and Sara Hecht and the Hecht Family Trust (“the sellers”) and Hub Cyber Security Inc. according to which on the date of closing, the Company will purchase from the sellers 65,771 Ordinary shares of Hub Cyber Security Inc, accounting for about 49% of its issued and outstanding share capital, in return for USD 211 thousand (“the Hecht agreement”). On April 5, 2012, the Company completed the purchase of another 51% of the voting rights in Hub Cyber Security Inc. for a cash payment of NIS 946 thousand (USD 253 thousand). As a result, the Company’s interests in Hub Cyber Security Inc increased to 100%.

e.	Investment in Qpoint:

On May 26, 2010, the Company signed an agreement for investing in Qpoint, which is engaged in IT and software testing. According to the agreement, after the investment is made, the Company will hold 46.52% of Qpoint’s issued and outstanding share capital on a fully diluted basis and will have the power to determine Qpoint’s financial and operational policies, among others by having veto rights on budgets, capital raising, financing, dividend distribution and appointing the CEO and CFO, this since each of the two other shareholders in Qpoint had provided the Company an irrevocable proxy for about 7% each of Qpoint’s ordinary shares owned by them, conferring the Company about 60% of the voting rights in general meetings. Consequently, the Company consolidates Qpoint in its financial statements from the second quarter of that year. The Company’s total investment in Qpoint amounted to NIS 1,200 thousand (USD 312 thousand), paid in instalments over three quarters after the closing date. On July 1, 2010, with the completion of the Qpoint acquisition transaction, the Company was allocated 174 shares of Qpoint, conferring the Company 46.52% of Qpoint’s issued and outstanding share capital on a fully diluted basis.

As part of the investment agreement, the parties signed a service agreement according to which the Company will grant Qpoint various services such as comprehensive accounting, marketing, management, administration and office maintenance. In return, Qpoint will pay the Company management fees of 3%. This agreement remains in effect as long as the Company holds 25% of Qpoint’s share capital.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in Aginix Communications and Computers Ltd. (“Aginix”):

On April 20, 2016, the Company and Qpoint (whose issued and outstanding share capital is 46.52% held by the Company) (collectively – “the buyers”) signed an agreement for the purchase of the entire issued and outstanding share capital of Aginix from a third party (“the seller”) and a company controlled by the seller. Following the purchase, the Company will hold 49.94% of Aginix’s shares and Qpoint will hold 50.06%.

The suspending conditions underlying the transaction are: (1) obtaining the legally required approvals from the Company, Qpoint, Aginix and the company controlled by the seller; (2) the accuracy of the parties’ representations and warranties and their compliance with their obligations as per the agreement. The transaction was completed on May 3, 2016. According to the agreement signed by the buyers with Aginix, Aginix will pay each of the buyers management fees at a rate of 3% of its annual revenues.

NOTE 24:-	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

		Year ended December 31,
		2022	2021	2020
		USD in thousands
a.	Cost of sales and services:

	Salaries and related expenses	29,972	11,506	-
	Subcontractors and consultants	12,980	8,658	-
	Depreciation and amortization	1,659	372	-
	Material	27,663	6,399
	Impairment expenses	438	-	-
	Other	585	489	-

		73,297	27,424	-

b.	Research and development expenses:

	Salaries and related expenses	5,201	5,468	1,236
	Other	406	328	318

		5,607	5,796	1,554
	Less – government grants	(33)	-	(131)

		5,574	5,796	1,423

c.	Sales and marketing expenses:

	Salaries and related expenses	9,086	2,000	-
	Advertising and public relations	318	38	-
	Depreciation, amortization and impairment	12,688	727	-
	Other	708	9	-

		22,800	2,774	-

d.	General and administrative expenses:

	Salaries and related expenses	16,290	4,865	386
	Depreciation and amortization	1,744	886	83
	Office Maintenance	1,411	303	84
	Consulting	16,629	1,149	322
	Legal expenses	2,157	412	25
	Impairment expenses	14,618	-	-
	Audit and accounting	1,418	249	28
	Other	3,312	1,503	361

		57,579	9,367	1,289

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

		Year ended December 31,
		2022	2021	2020
		USD in thousands
e.	Finance income and expenses:

	Finance income:

	Gain from exchange rate differences	19	-	-
	Interest income	450	5	13

		469	5	13
	Finance expenses:

	Loss from exchange rate differences	-	106	86
	Bank fees	145	107	8
	Interest expenses	1,556	104	5

		1,701	317	99

NOTE 25:-	TAXES ON INCOME

Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the Knesset (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

a.	Tax rates applicable to the Group companies:

The Israeli corporate tax rate was 23% in 2022, 2021 and 2020.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 (“the Budget Law”) was published. The Law includes, among others, provisions for the taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as “retained earnings not subject to corporate tax” and regulations that set forth provisions for avoiding double taxation of foreign assets. As of the date of approval of these financial statements, these regulations have not been published.

b.	Principal tax rates applicable to subsidiaries resident outside of Israel:

Company incorporated in the United States – tax rate of 25%.

Company incorporated in the United Kingdom – tax rate of 19%.

Company incorporated in the Netherland – tax rate of 16.5%.

c.	Final tax assessments:

The Company and its subsidiaries had tax assessments through the 2017 tax year, and are deemed final.

d.	Carryforward tax losses:

The Company has business losses that can be carried forward totaling approximately USD 82,173 thousand. The Company did not create deferred taxes in respect of these business losses and other temporary differences as it does not expect to generate taxable income in the foreseeable future.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

e.	Deferred taxes:

Composition and movement in deferred taxes:

	In non-current liabilities (1)	In non-current assets (1)
	USD in thousands

Balance as of January 1, 2021	-	-

Initial consolidation of subsidiaries*	(4,714)	3,550
Charged to profit or loss	58	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(78)	(81)

Balance as of December 31, 2021	(4,734)	3,469

Charged to profit or loss	787	215
Adjustments arising from translating financial statements from functional currency to presentation currency	515	(413)

Balance as of December 31, 2022	(3,432)	3,271

As shown on balance sheet (2):	(161)	-

(1)	The deferred taxes are computed at a tax rate of 23%.
(2)	The deferred tax shown above is not netted off within companies. The balance sheet shows the net position.

f.	Taxes on income included in profit or loss:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Current taxes	131	412	-
Deferred taxes	(1,002)	58	-
Tax previous years	132	-	-

	(739)	470	-

*	Adjusted retroactively to reflect the effect of the change in the Company’s purchase price allocation during the 12-month measurement period. See Note 1g.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

g.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, is as follows:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Loss before taxes on income	(80,739)	(13,153)	(2,760)

Statutory tax rate	23%	23%	23%

Tax computed at the statutory tax rate	(18,570)	(3,025)	(634)

Increase (decrease) in taxes on income resulting from the following factors:
Different tax rate applicable to foreign subsidiary	(225)	1	-
Utilization of carryforward losses for which no deferred taxes were computed in the past	-	(32)	-
Other losses and temporary differences for which no deferred taxes were computed	17,699	3,433	634
Tax previous years	132
Other, net	225	93	-

Taxes on income	(739)	470	-

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2022		2021			*)2020
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
	In thousands	USD in thousands	In thousands	USD in thousands	In thousands	USD in thousands
	Number of shares

Number of shares and net loss used in computation of basic net loss	85,289	(81,595)	77,506	(13,232)	36,334	(2,760)
Effect of potentially dilutive Ordinary shares	-	-	-	-	-	-

Used in the computation of diluted net loss	85,289	(81,595)	77,506	(13,232)	36,334	(2,760)

*)	Retroactively adjusted to reflect the accounting treatment of a reverse acquisition, see Note 1b.

In computing diluted loss per share for year ended December 31, 2022, no account was taken of the potential dilution that could occur upon the exercise of employee and investors stock options, amounting to 7.8 million and 19.6 million weighted average shares respectively, since they had an anti-dilutive effect on loss per share.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

a.	Balances with interested and related parties:

December 31, 2022

	For details see	Controlling shareholder	Key management personnel
	Note	USD in thousands

Other accounts payable	15	40	25

December 31, 2021

	For details see	Controlling shareholder	Key management personnel
	Note	USD in thousands

Other accounts payable	15	69	54
Highest balance of current debts during the year	-	17	-

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

b.	Salaries and benefits to interested and related parties:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses, net:
Salary and related benefits to CEO and director employed by the Company (controlling shareholder) including cost of share-based payment (1)	3,872	1,571	153
Fees of directors not employed by the Company including cost of share-based payment (6)	312	289	-
Salary and related benefits to formerly Deputy CEO and COO including cost of share-based payment (2) (5)	1,777	803	-
Salary and related benefits to Chief of Staff including cost of share-based payment (4)	1,140	544	-
Salary and related benefits to formerly Chairman of the Board including cost of share-based payment (3) (5)	2,355	832	-
	9,456	4,039	153

(1)	Relates to the cost of employment of Mr. Eyal Moshe, former director and former CEO of the Company who is also the controlling shareholder in the Company, excluding any allegedly misappropriated expenses as detailed in Note 1e.

Mr. Moshe ceased his role as CEO on February 2, 2023, and his employment was terminated effective July 24, 2023 for cause in connection with these unauthorized expenses. Mr. Moshe resigned from the Board on August 15, 2023. See the employment terms in paragraph 29c. below.

(2)	Relates to the cost of employment of Mr. Dotan Moshe, formerly Deputy CEO and COO in the Company, who is also the son-in-law of Dr. Zigmund Bluvband. Mr. Dotan no longer works at the Company since May 15, 2022. In February 2023 he began consulting the company.

(3)	Relates to the cost of employment of Dr. Zigmund Bluvband, formerly the Chairman of the Company’s Board. Dr. Zigmund no longer works at the Company since April 30, 2022.

(4)

Relates to the cost of employment of Ms. Ayelet Bitan, Chief of Staff in the Company and the spouse of Mr. Eyal Moshe, a controlling shareholder in the Company, excluding any allegedly misappropriated expenses as detailed in Note 1e. Ms. Bitan resigned in February 2023.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

(5)	Key management personnel.

(6)	Other interested and related parties.

*	The salary and related benefits amounts including the additional expenses of the extension of the expiry date of options as detailed in note 18f.

c.	Transactions with interested and related parties:

Year ended December 31, 2022

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	5,012	4,132	312	9,456
	5,012	4,132	312	9,456

Year ended December 31, 2021

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

Cost of sales	-	143	-	143
Sales and marketing expenses	-	16	-	16
General and administrative expenses	2,076	1,503	301	3,880
	2,076	1,662	301	4,039

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

Year ended December 31, 2020

	For terms	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	see Note	USD in thousands

Cost of sales	27d	-	-	-	-
Sales and marketing expenses	27d	-	-	-	-
General and administrative expenses	27d	153	-	-	153
		153	-	-	153

NOTE 28:-	SEGMENTS

a.	Business segments – chief reporting:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has operating segments as follows.

Due to the business restructuring in the Company (see Note 1 above), in the reporting year it began reporting two operating segments: the professional services segment and the products and technology segment.

1.	Professional services segment	-	The Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services.

2.	Products and technology	-	The Company develops and markets integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS (Cont.)

Revenues and part of the expenses are allocated directly to business segments whereas joint expenses are not allocated to segments. The assets and liabilities that are not allocated consist of joint operational assets and liabilities that are shared by the various operating segments. The Company deems it is impractical to separate them. Segment asset and liability performances and segment income (loss) are estimated based on the operating income (loss) presented in the financial statements.

Below is data relating to business segments – before the business combination date (see Note 1 above), the Company reported its business operations under a single segment of products and technology.

	Year ended December 31, 2022
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	78,004	1,739	-	79,743

Total revenues	78,004	1,739	-	79,743

Segment results (operating loss)	(20,659)	(43,019)	(15,829)	(79,507)

Finance expenses, net				(1,232)

Loss before taxes on income				(80,739)

*	Expenses related to a merger transaction in 2022, see Note 5d below.

	Year ended December 31, 2021
	Professional services	Products and technology	Total
	USD in thousands

Revenues from external customers	31,585	935	32,520

Total revenues	31,585	935	32,520

Segment results (Operating loss)	(1,534)	(11,307)	(12,841)

Finance expenses, net			(312)

Loss before taxes on income			(13,153)

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS (Cont.)

b.	Geographical segments:

Below are revenue by country, based on customer location - before the business combination date (see Note 1 above) geographical segments were not analyzed due to immateriality (most of the company revenues and the carrying amounts of non-current assets are in the Company’s country of domicile (Israel)):

Year ended December 31, 2022

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	76,127	339	2,983	294	79,743

Main customers:

USD in thousands
Turnover with main customers (1):
Customer A	10,257
Customer B	6,706

16,963

(1)	Customers in the professional services segment.

% of total sales

Customer A	13%
Customer B	8%

21%

Year ended December 31, 2021

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	31,049	680	755	36	32,520

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS (Cont.)

Main customers:

Year ended December 31, 2021
USD in thousands

Turnover with main customers (1):
Customer A	7,004
Customer B	3,887

10,891

% of total sales
2021

Customer A	22%
Customer B	12%

34%

NOTE 29:-	EVENTS AFTER THE REPORTING DATE

a.	In January 2023, the Company reported the results of a private offering to Kasbian Nuriel Chirich. The private offering included the issuance of 50,000 shares (prior to the reverse share split effected by the Company in connection with the closing of the Business Combination), at a price of NIS 6.836 (USD 2). The aggregate amount raised through this private offering was NIS 342 thousand (USD 100 thousand). The offering was made prior to Mr. Chirich’s nomination as the Chairman of the Company’s Board of Directors in February 2023.

b.	On January 17, 2023, the Company received a loan in the amount of USD 1,000 thousand face value at a discount of 10%, for a period of 36 months, bearing an annual interest of 12%.

c.	On February 23, 2023, the Company entered into a convertible loan agreement (the “February Loan Agreement”) with Shayna LP, a Cayman Islands company (“Shayna”) in the amount of NIS 10,000 thousand (approximately USD 2,768 thousand) in exchange for the issuance of a bond.

On June 11, 2023, the Company entered into an additional convertible loan agreement with Shayna (the “June Loan Agreement”) according to which Shayna agreed to lend to the Company an amount equal to NIS 5 million (approximately USD 1.4 million) (the “Loan”) bearing no interest. The Loan will be convertible at the option of Shayna at a conversion price equal to a 40% discount to the lower of (i) the average closing prices of the Company’s ordinary shares during the five trading days preceding the date of the conversion notice or (ii) the average closing prices of the Company’s ordinary shares during the five trading days preceding the signing of the Loan Agreement. The Loan Agreement also served to amend the Company’s prior loan agreement entered into in February 2023 with Shayna to reduce the conversion price of the shares to be issued upon conversion of the loan granted under the Prior Loan Agreement to be identical to the conversion price under the Loan Agreement.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	EVENTS AFTER THE REPORTING DATE (Cont.)

In connection with the Loan, the Company agreed to pay a commission equal to NIS 375 thousands (approximately $105 thousand) together with warrants to purchase ordinary shares of the Company having a value equal to NIS 375 thousands upon the date of grant to A-Labs Finance and Advisory Ltd. The Company also agreed to pay a commission equal to NIS 375 thousands (approximately $105 thousand) to an affiliated entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $70 thousand per month in 12 equal monthly payments, totaling $840 thousands.

The Loans are for a period of up to 24 months, do not bear any interest and as part of the loan’s conditions the Lender reserves the right to demand from the Company in a written notice, to repay the loans by converting it into the Company’s shares and the same amount of warrants for Prior Loan and Shares only for June loan.

On July 9, 2023, the Company entered into a second additional loan agreement with Shayna (the “July Loan Agreement”). Pursuant to it, Shayna agreed to lend to the Company an amount equal to NIS 1.85 million (approximately $500 thousand) (the “Loan”). In addition, Shayna has the option in its sole discretion to lend the Company an additional NIS 1.15 million (approximately $312 thousand) following the execution of the Loan Agreement on the same terms and conditions as the Loan.

The July Loan Agreement will be convertible at the option of Shayna at a conversion price equal to a 40% discount to the lower of (i) the average closing price of the Company’s ordinary shares during the five trading days preceding the date of the conversion notice or (ii) the lowest closing price of the Company’s ordinary shares during the five trading days preceding the date on which the Company’s Board of Directors approved the Loan Agreement. The July Loan Agreement also served to amend the Company’s prior loan agreements entered into in each of February 2023 and June 2023 with Shayna (the “Prior Loan Agreements”) to reduce the conversion price of the shares to be issued upon conversion of the loan granted under the Prior Loan Agreements (the to be identical to the conversion price under the Loan Agreement.

d.	On February 26, 2023, the Company entered into two convertible notes’ agreements with Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the convertible notes’ agreements, AGP and the Vendor purchased an aggregate principal amount of $5,219 thousand and $349 thousand of convertible notes, respectively. Each convertible note will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024, and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective convertible notes being paid in full.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	EVENTS AFTER THE REPORTING DATE (Cont.)

e.	On February 28, 2023, the Company delisted from the Tel Aviv stock exchange and on March 1, 2023, began trading on Nasdaq.

f.	On March 14, 2023, HUB Cyber Security Ltd. announced that it issued and sold approximately 400,000 shares to two of the original investors who had previously committed to participate in a PIPE financing in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The shares were sold under the original PIPE terms for $10 per share for gross proceeds of approximately $4 million.

g.	ELOC - Equity Line of Credit.

On March 28, 2023 the Company and Dominion Capital LLC (“Dominion”), the manager of RNER’s sponsor, entered into a firm commitment for an ELOC, which is an equity line instrument (not a credit line one) whereby the Company may issue up to $100,000 thousands of Company’s ordinary shares over the course of 36 months. In consideration, the Company issued to Dominion 1,000,000 of Company’s ordinary shares on the date on which a definitive agreement is entered into.

In addition, Dominion advanced the Company an aggregate amount of $2,500 thousand upon closing of the Business Combination, as the upfront commitment. In connection with the firm commitment for the equity line of credit, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the equity line of credit commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand.

h.	On May 4, 2023, the Company signed a Securities Purchase Agreement (“SPA”) to issue to the Investor up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for gross proceeds of up to $16,000 thousands and warrants to purchase the Company’s ordinary shares. The Closing of the first tranche occurred on May 8, 2023 and consisted of the issuance and sale to the Investor of a Note with a purchase price of $6,000 thousands a principal amount of $7,200 thousands and the issuance to the Investor of Warrants to acquire 2,458,210 ordinary shares. The purchase price for the initial Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500 thousands was received by the Company (prior to deducting legal fees and a 3.5% commitment fee) and the funding of the remaining $1,500 thousands is expected to occur within two (2) Business Days following the filing by the Company of this Annual Report. The second closing will consist of the issuance and sale to the Investor of a Note with a purchase price of $10,000 thousands and a principal amount of $12,000 thousands, and the issuance to the Investor of additional warrants to acquire ordinary shares. The second closing will occur sixty (60) days following the effectiveness of the registration statement that the Company has agreed to file in order to register the ordinary shares issuable upon conversion of the Note and the ordinary shares issuable upon the exercise of the. The Second Closing is subject to certain conditions precedent as set forth in the SPA.

HUB CYBER SECURITY LTD.

Formerly: HUB CYBER SECURITY (ISRAEL) LTD. and ALD Advanced Logistics Developments Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	EVENTS AFTER THE REPORTING DATE (Cont.)

The Note issued under the SPA in the First Closing will have a maturity date of May 8, 2025, and the Note issued under the SPA in the Second Closing will have a maturity date of 2 years from the date of issuance (the “Maturity Date”). Beginning on the date that is the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Note , the Company shall repay the Note in twelve consecutive monthly installments, on such date and each one (1) month anniversary thereof (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600 thousands (the “Repayment Amount”), with the option of the Investor to increase one Monthly Payment up to $1,500 thousands by providing written notice to the Company.

The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the product of Repayment Amount multiplied by 1.05 (ii) (ii) ordinary share, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90%) of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date.

i.

On May 19, 2023, the Company received a notification letter from the Listing Qualifications Department of Nasdaq stating that we were not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) (the “Reporting Rule”) as a result of not having timely filed this Annual Report with the SEC. Under the Nasdaq rules, the Company had 60 calendar days, or until July 18, 2023, to file this Annual Report or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules.

On June 9, 2023 the Company received a notification from Nasdaq notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5450(a)(1), because for the 30 consecutive business days preceding the date of the notification, the bid price per share of the Company’s ordinary shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Requirement”). The Nasdaq notice indicated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company will be provided 180 calendar days, or until December 6, 2023, to regain compliance. If, at any time before December 6, 2023, the bid price of the Company’s ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq staff will provide written notification that the Company has achieved compliance with the Bid Price Rule. If the Company fails to regain compliance with the Bid Price Rule before December 6, 2023, the Company may be eligible for an additional 180-calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. In the event the Company is not eligible for the second grace period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting.

On July 18, 2023, the Company submitted a plan of compliance to achieve and sustain compliance with all Nasdaq listing requirements, including the Reporting Rule and Minimum Bid Requirement. The Company filed its Annual Report on August 15, 2023 and intends to actively monitor its bid price.

j.	Due to the continuance of the Internal Investigation (as detailed in note 1e) the Company failed to meet the deadline for registration of the liability under the above mentioned agreements. In addition the Company is currently in default under certain additional covenants under the above mentioned agreements. Therefore, the investors and lenders under aforementioned agreements have the right to demand immediate repayment from Company and the Company may not be able to receive the remaining amounts, if any, under the agreements and commitments to the Company (see also Note 1d).

- - - - - - - - - - -