Form 20-F
period 2023-12-31
Hub Cyber Security Ltd.
filed 2024-08-16
CIK 1905660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

2 Kaplan St.
Tel Aviv, Israel 6473403

(Address of principal executive offices)

Noah Hershcoviz

Chief Executive Officer

+972-3-791-3200

HUB Cyber Security Ltd.
2 Kaplan St.
Tel Aviv, Israel 6473403

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had 11,938,363 ordinary shares outstanding, no par value. As of August 13, 2024, the registrant had 30,459,736 ordinary shares outstanding, no par value.

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

Yes ☒     No ☐

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

Yes ☐     No ☒

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “HUB Cyber Security Ltd.,”, “HUB,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to HUB Cyber Security Ltd. and its subsidiaries.

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

All information in this Annual Report on Form 20-F relating to shares or price per share reflects the 1-for-10 reverse share split effected by us on December 14, 2023.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023.

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

Forward-looking statements involve a number of risks, including potential impairments, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny, which could have a material adverse effect on our business, financial condition and results of operation.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	The circumstances that led to the failure to file our Annual Report on time, and our efforts to assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

●	We are not currently in compliance with the continued listing standards of Nasdaq and our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

●	We have financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	We need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	The termination of, or material changes to, our relationships with key vendors and customers could materially adversely affect our business, financial condition and operating results, which could be exacerbated due to our reliance on a small number of vendors for a significant portion of our distribution and offerings in our Professional Services division.

●	Actions that we have taken to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history in the fields of secured data fabric and confidential computing makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	We may not be able to convert our customer orders in backlog or pipeline into revenue.

●	A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

●	Our management team has limited experience managing a U.S. listed public company.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future net profitability.

●	As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

●	Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

●	We are subject to a number of securities class actions and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

●	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert management’s attention and resources.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

v

●	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

●	Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

●	Conditions in Israel, including the current war between Israel and Hamas, could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute the ownership interests represented by our ordinary shares and may depress the market price of our ordinary shares.

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

Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny. We are unable to predict the effectiveness of any remediation measures recommended by the Special Committee.  In addition, we have incurred and may continue to incur substantial costs in connection with the internal investigation, which could have a material adverse effect on our business, financial condition and results of operations.

As previously disclosed in our Report on Form 6-K on April 20, 2023, our board of directors appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of ours. During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that Mr. Eyal Moshe, our former Chief Executive Officer and President of U.S. operations and former member of the board of directors, and Ms. Ayelet Bitan, our former Chief of Staff and wife of Mr. Moshe, misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582,000) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of Eyal Moshe, was terminated effective July 24, 2023 for cause and Mr. Moshe resigned from our board on August 15, 2023. Additionally we commenced two legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee.

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of our controllers, with the permission of Mr. Moshe, used Company credit cards for personal use in the amount of approximately NIS 400,000 (approximately $110,000). These personal expenses were neither factored into the controller’s payroll nor properly documented in our financial books and records. Additionally, Mr. Moshe approved a bonus of NIS 250,000 to the controller. However, this bonus was not paid to the controller but instead was paid to a third-party at the controller’s direction. Prior to the commencement of legal proceedings, we reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250,000 plus VAT was repaid to us and all his options and RSUs were cancelled.

The Internal Investigation is complete, although we continue to pursue recovery of the misappropriated funds. These events regarding the Special Committee and Internal Investigation are the subject of possible regulatory review and expose us and our directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Securities Authority (“ISA”), Israel Tax Authority, U.S. Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market LLC (“Nasdaq”) and/or U.S. Department of Justice (“DOJ”). We have provided certain information and documentation to certain regulatory authorities and is prepared to respond to any regulatory inquiry it may receive. Our management and our board of directors do not currently believe there are any impacts on our financial statements. If we were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on our business, financial position and results of operations.

If any federal authorities were to ultimately determine that we violated any laws or regulations, we may be exposed to a broad range of civil and criminal sanctions including, but not limited to, injunctive relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee future compliance by us, which could be costly and burdensome to our management, and could adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows. Even if an inquiry or investigation does not result in any adverse determinations, it potentially could create negative publicity and give rise to third-party litigation or other actions, which could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Special Committee is neither a civil nor a criminal a court of law and no court has yet substantiated the findings of the Special Committee. It is possible that a court of law may find differently than the Special Committee has, which could expose us to counterclaims from Mr. Moshe, Ms. Bitan or others. Additionally, while we have informed Mr. Moshe that he has been summarily dismissed as an employee, Mr. Moshe resigned from our board of directors.

We have commenced legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law. Two actions were undertaken against Ms. Bitan. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to the Company. In the action against Mr. Moshe, the court was requested to grant an injunction against accessing the accumulated severance package and to order the return of the sums to us. These actions are time limited, so the initial action against Ms. Bitan was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. The preliminary hearing in both of these cases is set for the coming months and both will be heard in front of the same judge who granted the injunction against Ms. Bitan. For further details please refer to Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” below.

There can be no assurance that Mr. Moshe, Ms. Bitan or others will not bring forth any claims or commence any litigation against us in connection with Mr. Moshe’s dismissal, his resignation from the board, our challenging Ms. Bitan’s severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

Further, we incurred substantial costs and diverted management resources in connection with the Internal Investigation, and the Internal Investigation itself caused us to fail to timely file our Annual Reports on Form 20-F for the fiscal years ended December 31, 2022 and 2023 with the SEC. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees related to law suits or regulatory proceedings that have arisen and may arise in the future from the Internal Investigation.

Our reported material weaknesses in internal control over financial reporting subjects us to additional litigation and regulatory examinations, investigations, proceedings or court orders, including additional cease and desist orders, the suspension of trading of our securities, delisting of our securities, the assessment of civil monetary penalties and other equitable remedies. In addition, the remediation of the material weaknesses (set forth below in Item 15. “Controls and Procedures”) will require us to incur additional costs and to divert management resources in the upcoming periods, which could adversely affect our business, financial condition, results of operations, and growth prospects.

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

We have incurred net losses in each year since our inception, including net losses of $86.6 million, $80.0 million and $13.4 million in the years ended December 31, 2023, 2022, and 2021, respectively. In addition, we may continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our network security solutions and products is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We cannot be certain when, if ever, we will become profitable. Even if we were to become profitable, we might not be able to sustain such profitability on a quarterly or annual basis.

Primarily because of our losses incurred to date, our expected continued future losses, our default on existing debt facilities and limited cash balances, our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers, and since May 2024, we have been unable to make required deposits in employee pension and severance funds or to pay required withholding taxes on employee compensation payment. We are currently negotiating with our debt holders with whom we are currently in default to extend the term of their notes or to convert the same into our ordinary shares. In addition, we are currently negotiating with Comsec creditors to achieve with them debt arrangement in light of two applications that were submitted to court to declare the Company and Comsec as insolvent. For more information about those application please refer to Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” below. Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing and the ability to cure our outstanding defaults or that these obligations may be negotiated on terms that are favorable to us, if at all. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations We have raised and will continue to seek to raise additional funds during 2024 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms. See “—We will be required to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected” below for additional information.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As described above, we appointed the Special Committee to oversee an internal investigation related to alleged misappropriation of Company funds and other potentially fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As such, when preparing the financial statements that are included in this Annual Report, our management determined that we have material weaknesses in our internal control over financial reporting as of December 31, 2023 and 2022, which had not been remedied as of December 31, 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses as of December 31, 2023 identified include, but are not limited to:

●	Lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions;

●	The fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively;

●	Deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end;

●	Insufficient oversight of certain signatory rights relating to our financial accounts;

●	Ineffective design and implementation of Information Technology General Controls (“ITGC”). The Company’s ITGC deficiencies included improperly designed controls pertaining to change management and user access rights over systems that are critical to the Company’s system of financial reporting; and

●	Incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of each of December 31, 2023 and 2022.

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. Our current internal auditor is Joseph Ginossar of Fahn Kanne, an affiliate of Grant Thornton International. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in its periodic reports that are filed with the SEC. If we are unable to remediate our existing material weaknesses or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the financial reports and the market price of our ordinary shares and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. For more information regarding these remedial actions and enhancement measures, see “Item 15. Controls and Procedures—Material Weaknesses in Internal Control Over Financial Reporting”.

The circumstances that led to the failure to file our Annual Report on time, and our efforts to assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

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

On May 20, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq stating that we were not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) (the “Reporting Rule”) as a result of not having timely filed this Annual Report with the SEC. Under the Nasdaq rules, the Company had 60 calendar days, or until July 19, 2024, to file this Annual Report or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. On July 19, 2024, we submitted a plan of compliance to achieve and sustain compliance with the Reporting Rule. Following submission of this plan of compliance, Nasdaq has determined to grant an exception to enable us to regain compliance with the aforesaid rule, subject to our filing of the Annual Report with the SEC on or before August 19, 2024.

On July 19, 2024, we submitted a plan of compliance to achieve and sustain compliance with the Reporting Rule. Following submitting this plan of compliance, we received an extension from Nasdaq to file this Report until August 19, 2024.

On July 16, 2024, we received a deficiency notice from Nasdaq informing us that our ordinary shares have failed to comply with the $1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) based upon the closing bid price of our ordinary shares for the 30 consecutive business days prior to the date of the deficiency notice. The Deficiency notice did not result in the immediate delisting of our ordinary shares from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given 180 calendar days from, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement. If at any time before January 13, 2025, the bid price of our ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, then Nasdaq will provide written confirmation that we have regained compliance.

Furthermore, we expect to receive a further deficiency notice from Nasdaq following the filing of this Annual Report due to our failure to meet the financial standards for continued listing on the Nasdaq Global Market.

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

We are currently in default under certain of our debt and convertible obligations totaling approximately $82 million in debt (the “Outstanding Debt”). Upon an event of default under the Outstanding Debt, the holders of such debt may exercise all rights and remedies available under the terms of the notes or applicable laws. Some of the Outstanding Debt is payable through conversion into our ordinary shares, but we currently are unable to make such payments in ordinary shares due to our failure to timely file our Annual Report, our failure to register the ordinary shares issuable upon conversion and the current trading price of our ordinary shares.

We are currently in discussions with holders of the Outstanding Debt regarding possible solutions for the payment of the Outstanding Debt, including the possible extension of the outstanding obligations and, in some cases, maturity date of the Outstanding Debt. However, there can be no assurance that our discussions will be successful and, if we are not successful in finding an acceptable resolution to the existing default or the impending event of default, the holders of the Outstanding Debt will be able to seek judgement for the full amount due and may seek to foreclose on our assets, which would adversely affect our business or possibly force us to cease operations and commence liquidation proceedings. Our debt and financial obligations:

●	could impair our liquidity;

●	could make it more difficult for us to satisfy our other obligations;

●	could require us to dedicate cash flow to payments on our debt and financial obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

●	could impose restrictions on our ability to incur other indebtedness, grant liens on our assets, and could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

●	could adversely affect our ability to enter into strategic transactions, public or private equity offerings, and similar agreements, or require us to obtain the consent to enter into such transactions;

●	could make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our industry and markets; and

●	could place us at a competitive disadvantage when compared to our competitors.

●	could cease operation and liquidate risk.

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

We will need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We require additional capital in the future in order to fund our growth strategy or to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such current or potential customers or partners.

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

The ability to maintain or increase our revenues and achieve profitability may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell our professional services to additional customers. We may incur higher customer acquisition or retention costs as we seek to grow our customer base and expand our markets. Moreover, to the extent we are unable to retain and sell additional services to existing customers, including as part of our initiative to address existing accounts that have substandard margins, our revenue and results of operations may decrease. For example, our Professional Services division had a large contract with a governmental agency in Israel, which expired in December 2023. The loss of business from any of our major customers, whether by the cancellation of existing contracts, the failure to obtain renewal of these contracts or win new business or lower overall demand for our services, could materially and adversely impact our revenue and results of operations.

The termination of, or material changes to, our relationships with key vendors could materially adversely affect our business, financial condition and operating results, which could be exacerbated due to our reliance on a small number of vendors for a significant portion of our distribution and offerings in our Professional Services division.

We contract to purchase from specific vendors a significant portion of our distribution and offerings for our Professional Services division. For the year ended December 31, 2023, two vendors accounted for approximately 80% of inventory purchases. These vendors decided to terminate their relationships with our subsidiary and ceased supplying products. We have reached settlement with one vendor and we are negotiating settlement with the second one as well.  Those vendors are associated with the Company’s discontinued operation for the period ended December 31,2023.

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

Our limited operating history in the field of secured data fabric and confidential computing makes it difficult to evaluate our business and prospects and increases the risk of your investment.

We began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and are engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security Ltd (today HUB Cyber Security TLV) was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with vast experience and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. HUB merged with ALD in June 2021 and began trading on the Tel Aviv Stock Exchange (the “TASE”). Following the merger with ALD, we have developed unique technology and products in the field of confidential computing, which is a rapidly evolving industry. Further, significant portions of our growth have been through mergers with, and acquisitions, of other companies. As a result, there is limited information that investors can use in evaluating our business, strategy, operating plan, results, and prospects. While we currently derive most of our revenues from our Professional Services division, we intend to derive most of our revenues in the future from the delivery of technology and products, including our secured data fabric and confidential computing protection solutions. It is difficult to predict future revenues and appropriately budget for expenses, and we have limited insight into trends that may emerge and affect our business. To date, we have only derived a small portion of our historical revenues from technology and product-oriented solutions, including our confidential computing solution. In addition, we have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. As a result, if we do not address these risks successfully, or if the assumptions we use to plan and operate our business are incorrect or change, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be materially adversely affected.

The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

We offer a combined hardware and software solutions that provides end-to-end data protection across all phases of data storage and processing. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may fail to grow or otherwise decline. Security solutions such as ours create a protective envelope around each data processing component to protect data while it is being processed. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets, including those of IT and cybersecurity providers. The techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and are frequently not recognized until launched against a target. In addition, the COVID-19 pandemic significantly impacted online behavior and the security of businesses and individuals, and we have observed a significant increase in cyber-attack activity since the beginning of the pandemic. We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ businesses. As a result, we must continually modify and improve our products and solutions in response to market and technology trends and evolvement, including obtaining interoperability with existing or newly introduced technologies and systems, to ensure we are meeting market needs and continuing to provide valuable solutions that can be deployed in a variety of IT environments. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our customers’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products or solutions to meet such needs or opportunities in a timely manner or at all. Additionally, we cannot guarantee that we will be able to comply with new regulatory requirements (see “Item 3.D. “Key Information—Risk Factors—Risks Related to Our Legal and Regulatory Environment—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”). Furthermore, new technologies and solutions that may be introduced into the market may make our solutions obsolete, lowering the demand for our products and reducing our sales. Even if we are able to anticipate, develop and commercially introduce new features and solutions and ongoing enhancements to our existing solutions, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue.

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

Competition in the market for cybersecurity and other technology solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

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

Our primary competitors in the network security industry consist of Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., Check Point Software Technologies Ltd. and Palo Alto Networks, Inc., as well as companies that have network security capabilities as part of broader IT solutions offerings, such as Microsoft Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc. Competitors in the data fabric market include Atlan, IBM, Oracle, Talend, SAP, Informatica, Cloudera, TIBCO, Amazon Web Services and data.world.

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

The market’s acceptance of secured data fabric and confidential computing as implemented by our solutions is not fully proven, is evolving and this market may develop more slowly than or differently from our expectations.

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

If we do complete acquisitions, it may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers or experience unexpected competition from market participants. Any integration process may require significant time and resources. HUB may not be able to manage the process successfully and may experience a decline in our profitability as it incurs expenses prior to fully realizing the benefits of the acquisition. We acquired three companies and certain assets within the past two and a half years and greatly increased our number of employees and fields of operation. The smooth integration into HUB of the operations of these companies and of their employees is an important part of our sales and growth plan. The staff of the first company that was acquired, ALD Advanced Logistics Development Ltd., are the foundation upon which HUB will build our Professional Services business, and the strengths of the second acquired company, COMSEC Ltd, and the third one QPoint, in marketing, support, sales and cybersecurity consulting are to be the foundation of our sales efforts. We believe that the above mentioned acquisitions will also give us direct access to a large number of blue-chip customers around the world, which can save us a significant amount of time that would be needed to penetrate these markets organically. Our failure to smoothly integrate the operations and employees of these companies into our goals and plans will reduce our prospects for growth. There is no assurance that the acquired companies, including their personnel and operations, can be successfully integrated with our existing employees and operations.

In addition, in November 2023, HUB began to collaborate with BlackSwan Technology (“BST”) with the goal of becoming a significant player in the secured data fabric industry. In addition, in December 2023, we entered into a Loan and Security Agreement with BST pursuant to which we may make, at our sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000,000. We are currently negotiating a collaboration agreement pursuant to which HUB expects to receive a license to any BST intellectual property created or developed as part of this collaboration. HUB ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST. However, there is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

We could also expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and our products and services and potential intellectual property infringement. For example, during 2023, one of Comsec’s subsidiaries, Comsec Distribution, had financial, operational and commercial difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no business activities in Comsec Distribution. In addition, we acquired assets of Legacy Technologies Gmbh (“Legacy”), a European cyber firm, however we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant.

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

We rely on a limited number of suppliers and contract manufacturers for the components, subassemblies and modules necessary for the manufacture or integration of our products. Our reliance on such suppliers and subcontractors involves several risks, including potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Such risks could be exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns, border closings and travel restrictions resulting from any resurgence of the COVID-19 pandemic.

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

Our success and future growth depend upon the continued services of our management team and other key employees, including in companies we acquired. Our leadership team are critical to our overall management, as well as the continued development of our solutions, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Though sometimes new management can contribute and provide a new beneficial approach, for example, our Chief Executive Officer, Noah Hershcoviz, only started in his position in the last year, we are currently conducting a global search for a permanent Chief Financial Officer and we have recently made other significant changes to our executive management team in an effort to reduce costs and increase efficiency. We are also dependent on the continued service of our existing engineering team because of the complexity of our product and solutions. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause, subject only to the notice periods prescribed by their respective agreements if done without cause. The loss of one or more members of our senior management or key employees could harm our business, and we may not be able to find adequate replacements. There is no assurance that we will be able to retain the services of any members of our senior management or key employees.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in network security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, exchange rate fluctuations, or inflation, could cause a decrease in corporate spending on network security solutions and services. Other matters that influence consumer confidence and spending, including political unrest, public health crises, terrorist attacks, armed conflicts (such as the conflict between Russia and Ukraine) and natural disasters could also negatively affect our customers’ spending on our solutions and services. A significant portion of our business operations are concentrated in core geographic areas such as the Middle East and Europe, and if they were to experience economic downturns, this could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2023, we generated 95% of our revenues from Israel, 3% of our revenues from Europe and less than 2% from the rest of the world.

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

We currently offer our solutions in several countries and intend to continue to expand our international operations. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, particularly in emerging markets;

●	Global or regional health crises, such as the COVID-19 pandemic or any resurgence thereof;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

●	Less effective protection of intellectual property;

●	Difficulties and costs of staffing and managing foreign operations, including recruiting and retaining talented and capable employees;

●	Import and export laws, including technology import and export license requirements, and the impact of tariffs;

●	Trade restrictions, including as a result of trade disputes or other disputes between countries or regions in which we sell and operate;

●	Difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

●	Difficulties in collecting receivables from foreign entities or delayed revenue recognition;

●	The introduction of exchange controls and other restrictions by foreign governments; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

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

We offer our solutions to customers globally and have sales in several countries. Although a large portion of our cash generated from revenue is denominated in U.S. dollars, most of our revenues and operating expenses are incurred in Israel and denominated in Israeli New Shekels. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as our revenues and operating expenses are translated from NIS into U.S. dollars. In particular, for the last two fiscal years, there has been a significant fluctuation in the value of the U.S. dollar relative to the NIS, with the representative exchange rate having gained from NIS 3.11 per U.S. dollar on December 31, 2021 to NIS 3.519 on December 31, 2022 and having gained from NIS 3.519 per U.S. dollar on December 31, 2022 to NIS 3.6270 on December 31, 2023. If the significant fluctuation in the value of the U.S. dollar relative to the NIS will continue, it will have an impact on the U.S. dollar amount of our future operating expenses. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, it also faces re-measurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict future results and earnings and could materially and adversely impact our financial condition and results of operations. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses, as appropriate and as reasonably available to us. There can be no assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business.

While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the manufacturers, suppliers, customers, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts. We are unable to determine the extent of the impact of the pandemic on our operations and financial condition going forward. These developments are highly uncertain and unpredictable and may materially adversely affect our financial position and results of operations.

Risks Related to Our Systems and Technology

As a company that seeks to become a comprehensive secured data fabric provider and confidential computing provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

The success of our security solution capturing significant market share depends in part on the market’s perception of the integrity of the HUB solution in securely storing, transmitting and processing data. Because our solutions and services are used by our customers to protect and manage large data sets that often contain proprietary, confidential, and sensitive information (it may include in some instances personal or identifying information and personal health information), components protected by our products will be perceived by computer hackers as an attractive target for attacks, and our software could face threats of unintended exposure, exfiltration, alteration, deletion or loss of data. Additionally, because some of our customers use our solutions to store, transmit and otherwise process proprietary, confidential, or sensitive information and complete mission-critical tasks, they have a lower risk tolerance for security vulnerabilities in our solutions and services than for vulnerabilities in other, less critical, software products and services.

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

Further, a successful hacking of systems that are protected by our solutions could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new solutions, or services to our customers; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition and prospects. As our focus and business continue to shift towards cybersecurity and managing sensitive and large amounts of data, the risk will intensify as more of a premium is placed on our cybersecurity efforts. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages concerning any particular claim.

We maintain different types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover the financial, legal, business, or reputational losses that may result from an interruption or breach of our systems. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could result in our business, financial condition and results of operations being materially adversely affected. In addition, our cybersecurity risk could be increased because of the ongoing military conflicts between Israel and Hamas and other terrorist organizations and Russia and Ukraine and the related sanctions imposed against Russia. We implement continuous multi-layered cybersecurity protection for our operations and resources and have an internal professional group of cybersecurity services to ensure protection against attacks by state actors, including any new cybersecurity threats that may be presented by the unfolding conflicts between Israel and Hamas and other terrorist organizations and Russia and Ukraine.

Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

Our products and solutions have occasionally contained, and may in the future contain undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied to us by third parties. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to detect and correct these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for material damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, there can be no assurance that these costs, liabilities and delays will continue to be immaterial in the future. Any insurance coverage that we maintain may also not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems, and injure our reputation, thereby impairing the market acceptance of our products.

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

Our products and services contain certain technologies that are purchased and/or licensed from other companies. Third-party developers or owners of such technologies may be unwilling to sell to us or enter into, or renew, license agreements with us for the technologies that we need on acceptable terms, or at all. If we cannot purchase these products or obtain licenses for these technologies, we could lose a competitive advantage compared to our competitors who are able to license these technologies. In addition, when we obtain licenses for third-party technologies, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us if claims of infringement are asserted against us, or they may be required to indemnify us only up to a maximum amount, and we would be responsible for any costs or damages above such maximum amount. Any failure to obtain licenses for intellectual property or any exposure to liability as a result of incorporating third-party technologies into our products could materially and adversely affect our business, results of operations, and financial condition.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, implementations of our products could be delayed or canceled, which could harm our business.

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

We rely primarily on patent, trademark, copyright and trade secrets laws and confidentiality procedures and contractual provisions to protect our technology. As of the date of this Annual Report, we own five (5) patents registered in the U.S. We have a further two patent applications pending in the United States. Patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until at least 18 months after filing or an earlier priority date, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent rules in the United States may bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. As a result, we may not be able to obtain adequate patent protection or effectively enforce our issued patents.

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

Certain of our products contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products or expose us to other risks.

Our products contain software modules licensed to us by third-party authors under “open source” licenses. From time to time, there have been claims against companies that distribute or use open-source software in their products and services, asserting that open-source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open-source software. Use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as, for example, open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If we combine our proprietary software with open-source software in a certain manner, HUB could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for HUB.

Although we monitor our use of open-source software to avoid subjecting our products to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that, for example, could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, and our business, financial condition and results of operations could be materially adversely affected.

In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software, and know-how.

We rely on proprietary information (such as trade secrets, designs, experiences, workflows, data, know-how, and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress, trade secrets or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, customers, contractors, and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, such agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement, or misappropriation of our proprietary information, may be limited as to their term and may not provide adequate remedies in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing counterparties and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, customers, contractors, advisors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information but cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights, and our business, financial condition and results of operations could be materially adversely affected.

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

Compliance with privacy and data protection laws and contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with companies that are not subject to these laws and regulations. For example, GDPR and the UK compliance regime impose several stringent requirements for controllers and processors of personal data and increase our obligations such as, requiring robust disclosures to individuals, establishing an individual data rights regime, setting timelines for data breach notifications, imposing conditions for international data transfers, requiring detailed internal policies and procedures and limiting retention periods. Ongoing compliance with these and other legal and contractual requirements may necessitate changes in services and business practices, which may lead to the diversion of engineering resources from other projects. Additionally, given our overall cash position, liquidity concerns and lack of resources, we do not have sufficient capability to adequately maintain ongoing compliance with all relevant legal and contractual requirements or timely and properly implement new policies and procedures to comply with new and changing laws and regulations.

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

While we endeavor to implement policies, procedures and systems designed to achieve compliance with these regulatory requirements, there is no assurance that these policies, procedures, or systems will be adequate, that we or our personnel will not violate these policies and procedures or applicable laws and regulations or that we will have sufficient resources to meet these regulatory requirements or any changes to these regulatory requirements. Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business and damage to our reputation.

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

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States In July 2020, the Court of Justice of the EU, or CJEU limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the United States and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

Our Articles of Association that became effective upon the closing of the Business Combination (“the “Articles”, as further amended) allow us to indemnify, exculpate and insure our directors and senior officers to the fullest extent permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”). As such, we have entered into agreements with each of our directors and senior officers to indemnify, exculpate and insure them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements generally provide that HUB will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as directors or senior officers:

●	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

●	Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

○	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

○	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

●	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

●	in an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

●	in a criminal action in which the director or senior officer is found innocent, or

●	in a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

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

As discussed above, in connection with the review of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, while we remain an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

We continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. The company is working to improve its control system through the implementation of an internal audit. The process of procuring insurance includes conducting a risk survey to identify where there is an increased level of risk. This process allows for an intelligent lowering of the risk levels that the Company is exposed to by improving the control system.

Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we cannot properly remediate our material weaknesses and develop our internal controls, or identify additional material weaknesses it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

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

The stock markets, including Nasdaq on which we have listed our ordinary shares and warrants under the symbols “HUBC,” “HUBCW” and “HUBCZ,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants has already and may continue to fluctuate and cause significant price variations to occur. The market price of our ordinary shares has already declined significantly in the limited period in which our securities have been trading on Nasdaq and if it declines further, you may be unable to resell your ordinary shares or warrants at or above the market price of the ordinary shares and warrants as of the date of this Annual Report. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report or any additional filing that we make with the SEC;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, gross margin, Adjusted EBITDA, results of operations, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	regulatory inquiries or investigations resulting from our previously disclosed Internal Investigation;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

●	publication of research reports about us;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to is;

●	commencement of, or involvement in, litigation involving HUB;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the COVID-19 public health emergency or any resurgence thereof), natural disasters, war, acts of terrorism or responses to these events.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. “See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10.E —Additional Information—Taxation” for additional information.

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

As a company incorporated in Israel, even though we delisted our securities from the TASE, the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) continues to apply and we are still be subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. We have petitioned the Israeli Securities Authority to cease our reporting requirements in Israel, given that we are no longer traded on the TASE, but the outcome of such petition remains uncertain and we may be forced to continue reporting pursuant to Israeli law requirements. We have not filed quarterly or annual reports under the Israeli Securities Law after we started reporting in the United States under the Securities Act in March 2023. This could result in the imposition of penalties under the Israel Securities Law. In addition, as a company incorporated in the State of Israel, regardless of the outcome of the petition to cease our reporting requirements in Israel, we will remain subject to the jurisdiction of the Companies Law that apply to all Israeli incorporated companies.

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

Additionally, we agreed with the PIPE Investors to register the PIPE Shares on a resale registration statement following the closing of the Transactions. To date, we have completed $4 million of the $50 million of the expected PIPE Financing, and, while we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain that we will be able to receive the remaining PIPE funds. Should any or all of the PIPE investment be completed we will be required to register the shares that we issue to them. Once registered, these shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of RNER’s or our “affiliates” as such term is defined in Rule 144 under the Securities Act. This additional liquidity in the market for our ordinary shares may lead to downward pressure on the market price of our ordinary shares.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC in 2023. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

If we are a PFIC for any taxable year, a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Such adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a “qualified electing fund”, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. A U.S. Holder may make a QEF election with respect to our ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. There can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to our ordinary shares in the event we are treated as a PFIC for any taxable year. U.S. Holders who hold or have held our securities during a period when we were or are a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and our warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of our stock, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us, or any of our subsidiaries, if we or such subsidiary is a “controlled foreign corporation.” If, as expected, we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation.

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. Holders should consult their own advisors regarding the potential application of these rules to an investment in our ordinary shares or or warrants.

As a result of the Business Combination, the IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we, given our incorporation and tax residency in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income in the same manner as any other U.S. corporation and certain distributions made by us to holders that are not U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares may be subject to U.S. withholding tax.

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

The remainder of this discussion assumes that we will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

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

In particular, October 7, 2023, thousands of Hamas terrorists invaded Israel’s southern border from the Gaza Strip and conducted widespread brutal attacks on civilian and military targets. Hamas concurrently launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped hundreds of civilians and soldiers from Israel. Following the invasion, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas, and these terrorist organizations in parallel continued rocket and terror attacks against Israeli targets.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees and management members are subject to military service in the IDF and have been and may be called to serve. Since the war with Hamas broke out and as of the date of this Annual Report, 42 of our 321 employees served in active duty, including our CEO and CTO. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation in a material manner, and we have not experienced material disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

In addition, since the commencement of these events, there have been continual hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, will join the hostilities.

In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel refusing to perform their commitments under those agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Further, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Being an Israeli company publicly traded in the United States and being subject to both U.S. and Israeli rules and regulations may make it more expensive for us to obtain directors and officers liability insurance, and we may be required to continue incurring substantially higher costs for reduced coverage. In addition, as a company that had publicly offered securities in Israel via prospectus, even though we were approved by the Israeli court and delisted from the TASE, the Israeli Securities Law shall continue to apply and we shall still be subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on its audit committee, and qualified executive officers. In accordance with the provisions of the Companies Law, approval of our directors and officers insurance is limited to the terms of our duly approved compensation policy, unless otherwise approved by our shareholders.

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

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees, which may discourage lawsuits against us, our directors, officers and employees.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the combined company’s ordinary share price, which could cause the price of our shares to fall and shareholders to lose some or all of their investment.

We may be forced to further write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and would not have an immediate impact on our liquidity, the fact that we may report charges of this nature could contribute to negative market perceptions of us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by our business or by virtue of the us obtaining additional debt financing. Accordingly, any of our shareholders could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

Item 4. Information on the Company.

A. History and Development of the Company

HUB began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and is engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security TLV Ltd. (“HUB TLV”) was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with vast experience and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. On February 28, 2021, HUB TLV and ALD signed a share swap merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of ALD and the shareholders of HUB TLV owned 51% of ALD’s issued and outstanding share capital (the “ALD Merger”). The ALD Merger was completed on June 21, 2021 and ALD later changed its name to Hub Cyber Security (Israel) Ltd. and later to Hub Cyber Security Ltd. Following the ALD Merger, we have developed unique technology and products in the field of confidential computing, with the intention to be a significant player in the cyber security industry. In November 2023, HUB began to collaborate with BlackSwan Technology (“BST”) with the goal of becoming a significant player in the secured data fabric industry. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. We currently operate in several countries and provide secured data fabric SaaS solutions (through the BST collaboration), as well as a wide range of cybersecurity professional services.

As of March 1, 2023, HUB began trading on Nasdaq following its Business Combination Agreement with Mount Rainier Acquisition Corp.

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

The main address of our principal executive offices is 2 Kaplan Street, Tel Aviv, Israel and our telephone number is +972-3-791-3200. Our agent for service of process in the U.S. is Puglisi & Associates, 850 Library Avenue, Newark, Delaware 19711. We are registered with the Israeli Registrar of Companies (registration number 511029373).

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

Internal Investigation

On August 15, 2023, the Special Committee (the “Special Committee”) of the board of directors (the “Board”) of HUB, comprised of independent directors Ilan Flato and Nuriel Kasbian Chirich, announced that it had substantially completed its independent internal investigation (the “Internal Investigation”) into, among other matters, the issues disclosed in the Company’s previously announced Report on Form 6-K dated April 20, 2023.

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

Board Actions in Response to the Special Committee’s Findings

In light of the Special Committee’s findings, the Board has taken and has directed us to take action to implement significant remedial measures. Mr. Moshe was formally terminated as an employee of the Company as of July 24, 2023 and resigned from the Board on August 15, 2023.

Two actions were undertaken against Ms. Bitan. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to us. In the action against Mr. Moshe, the court was requested to grant an injunction against accessing his accumulated severance package and to order the return of the sums to us. These actions are time limited, so the initial action against Ms. Bitan was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. The preliminary hearing in both of these cases is set for the coming months and both will be heard in front of the same judge who granted the injunction against Ms. Bitan.

We terminated the controller in accordance with Israeli law. Prior to the commencement of legal proceedings, the Company reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250,000 plus VAT was repaid to the Company and all his options and RSUs were cancelled.

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

BST Collaboration

In November 2023, HUB began to collaborate with BlackSwan Technology (“BST”) with the goal of becoming a significant player in the secured data fabric industry. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. As part of this collaboration, BST conducts activities directed by HUB to integrate BST technology with HUB technology, and HUB provides advisory services to BST in connection with BST’s performance under specified commercial agreements. The parties are negotiating a collaboration agreement pursuant to which HUB expects to receive a license to any BST intellectual property created or developed as part of this collaboration. HUB ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

March-June 2024 Financing Transaction

In March-June 2024, we sold to an accredited investor (the “March-June 2024 Investor”), in a series of unregistered private transaction, notes (the “March-June 2024 Notes”) with an aggregate principal amount of $10,000,000, and warrants (the “March-June 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-June 2024 Investor (the “March-June 2024 Purchase Agreement”). Our acquisition of QPoint’s shares that were not held by us to complete ownership of 100% of QPoint shares was partially funded by proceeds we received pursuant to the March-June 2024 Purchase Agreement.

The loan amount under the March-June 2024 Notes is repayable by the Company on the earlier of (i) August 10, 2024 with respect to 40% of the loan amount and September 24, 2024 with respect to the remaining 60% of the loan amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000,000. The principal amount under the March-June 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000,000 of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; and (b) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date. We are currently in discussions with the March-June Investor regarding our non-payment of the loan amount that came due on August 10, 2024.

If the March-June 2024 Notes are not repaid prior to the applicable maturity date, the March-June 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-June 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-June 2024 Warrants issued under the March-June 2024 Purchase Agreement are exercisable as follows: (i) March-June 2024 Warrants exercisable into 4,444,444 ordinary shares are exercisable at an exercise price equal to $0.70 per share until March 12, 2027, (ii) March-June 2024 Warrants exercisable into 4,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until April 3, 2027, (iii) March-June 2024 Warrants exercisable into 1,000,000 ordinary shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (iv) March-June 2024 Warrants exercisable into 2,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

The conversion of the March-June 2024 Notes and the exercise of the March- June 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March- June 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

QPoint Purchase

On April 3, 2024, we acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); (iii) Additional NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,00 was already paid by June 5, 2024).

This acquisition is strategically aligned with the Company’s mission to establish a leading global professional services and secure data fabric ecosystem. QPoint has a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

QPoint, which was established in 2009, comprises five subsidiaries and provides solutions and consulting across various verticals, including innovative data management and security solutions. The strategic integration enhances HUB’s capabilities in safeguarding sensitive information across various sectors.

QPoint has expertise in software engineering, testing, cybersecurity, ICT, web, mobile, project management and complex integration processes, which bring invaluable additions to HUB’s portfolio and expands HUB’s market reach, revenue stability and customer support. There is a significant cross-selling opportunity between QPoint and HUB’s expanded offerings, with customers spanning various industries, including the healthcare, government, energy, defense, and financial sectors. The acquisition of QPoint not only significantly broadens HUB’s customer base and service offerings as a result of QPoint’s market presence and compelling service solutions, but also integrates a financially sound partner poised to make a significant contribution to HUB’s overall financial well-being.

Liquidity

As a result of liquidity and cash flow concerns that have arisen due to the ongoing investigation and the delay in the filing of this Annual Report, along with other factors related to the Company’s business operations, we face significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The significant uncertainty regarding our liquidity and capital resources, our ability to repay our obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Annual Report. Our management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities, negotiations with the Company’s creditors and other capital raising efforts.

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

B. Business Overview

In this section “we,” “us”, “our” and “HUB” refer to HUB Cyber Security Ltd.

Overview

HUB currently focuses on two symbiotic lines of business: the Products and Technology Division - Secured Data Fabric and Confidential Computing; and the Professional Services Division (Consulting) – cyber security and other technology services. The symbiotic connection between the two offerings is deeply rooted in the company’s strategy.

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

Data Fabric

Data Fabric is an architectural solution to process data for large applications such as Compliance, Risk, Know Your Customer, ESG. With a regular traditional solution, all the organization’s data is moved continuously from tens of locations and data sources such as on-prem data, cloud, and also subscription data sources to a single location. The continuous transfer is costly, slow, and risky These “ETL” (“Extract, Transform and Load”) solutions to move the data are expensive. Once the data is collected to a large data lake, which also entails a significant expenditure, the organization can start developing the algorithms needed depending on the required application. This way of resolving development and handling of data is required by regulators and is expensive and risky. It involves moving continuously large amounts of data.

The data fabric solution leaves most of the data as is in its prime original location. The system simply indexes the data using AI to understand what is there and what applications may need this data. It only fetches the required data (a very small percentage of the total data, which is mostly not needed) when it is needed. It then uses the data to perform the required operation and releases it back to its original location. This approach eliminates a major cost by not having to perform continuous ETL procedures and not needing a new data lake to collect all the organization’s data.

Through the completion of the acquisition of QPoint and the ongoing collaboration with BST, we are seeking to become leading provider of secured data fabric solutions to the financial services market segment.

Confidential Computing

Confidential computing is a strong solution for cyber protection as it assumes that hackers have already infiltrated a computer and that an administrator’s credentials have been compromised. HUB’s zero trust confidential computing systems protect data and applications by running them within secure enclaves that are governed by policies and managed with strict, rules-based filters to prevent unauthorized access to the processor as well as by and between microservices. This approach ensures data security, unrelated of the vulnerability of the computing infrastructure.

Confidential computing places the network system into a “bunker” or trusted execution environment, and maintains strict control over how the system is accessed, and does not require any changes in the network operations which traditional cybersecurity solutions would otherwise require. According to the Everest Group, the Confidential Computing market is expected to grow by up to 90-95% each year through 2026 and will help to mitigate the threat of data breaches.

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

Business Overview

We currently operate in several countries and provide innovative cybersecurity computing appliances, secured data fabric services (through the BST collaboration and completion of the QPoint acquisition) as well as a wide range of cybersecurity and reliability, availability, maintainability and safety (RAMS) professional services. Our zero trust confidential computing product has received positive initial market feedback, with detailed discussions held with interested parties in Israel, EMEA, APAC and the United States, including well established companies in the telecommunications, insurance, banking and technology sectors.

HUB’s management team and board of directors includes, amongst others, Noah Hershcoviz (CEO, 15 years of experience), Lior Davidson (Interim CFO, nearly 15 years of experience), Nachman Geva (Chief Technology Officer, 25 years of experience), Osher Partok Rheinisch (Chief Legal, Compliance and Data Protection Officer with over 20 years of experience), Nuriel Kasbian Chirich (40 years of experience), Major-General (Ret.) Uzi Moskovich (Director, former head of the Cyber Communications and Defense Division of the Israel Defense Forces), and Ilan Flato (Director, 40 years of experience).

For the years ended December 31, 2023 and 2022, HUB generated $43 million and $50 million of revenue, respectively, including two customers that contributed more than 10% of HUB’s total consolidated revenue in the year ended December 31, 2023. For the year ended December 31, 2023, the revenue HUB generated from each of the geographic markets in which it operates, Israel, Americas, Europe and Asia Pacific, amounted to $40.3 million, $334,000, $1.67 million and $290,000, respectively. For the year ended December 31, 2022, the revenue HUB generated from each of the geographic markets in which it operates, Israel, Americas, Europe and Asia Pacific amounted to $46.4 million, $339,000, $2.98 million and $294,000, respectively.

HUB is a trusted advisory and professional services facilitating cyber risk assessment, cyber risk mitigation, cyber incident response, quality reliability, and safety of critical systems and also selling technology products. HUB’s management believes that HUB has great potential for growth and the ability to handle large and complex projects for governments and organizations by providing reliable secured data fabric and cybersecurity solutions for the sensitive data and critical infrastructure of these entities.

HUB is seeking to become a category leader and capture a leading position in the secured data fabric market, based on two major strategies:

●	Focus on continuing the development of data fabric and confidential computing solutions to ensure HUB is able to meet the demands of an evolving and growing market; and

●

Achieve rapid growth and market penetration through industry collaborations and mergers and acquisitions that can give HUB access to large clients and integration capabilities, to capture both market share and relevant additional technologies needed.

Since the start of 2021, HUB has completed three acquisitions of cybersecurity consulting services and distribution companies – ALD, Comsec and QPoint. This has provided HUB with an established and trusted customer base, including governmental agencies and enterprises that are prime targets for its data fabric and confidential computing solutions. As part of its business strategy, HUB is collaborating with BST and ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST, as well as additional acquisition targets, particularly in the United States. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

HUB intends to leverage the acquired companies’ professional services, expert knowledge and understanding of customers’ need to upsell its secured data fabric and confidential computing solutions. In addition, HUB intends to use its technological abilities to transform the acquired companies’ services into products that can be sold widely, thereby accelerating HUB’s revenue growth and increasing shareholder value.

Market Opportunity

Ever Growing Demand for Cybersecurity Consulting Services

The cybersecurity market continues to grow due to increased risks of breach and regulatory pressure. New or enhanced regulations like the NIS2 directive, privacy regulations like the GDPR and the newly enacted SEC disclosure rules that will require companies to disclose cyber incidents are expected to drive growth to bigger heights. According to Fortune Business Insights, the global cybersecurity market was valued at $172.3 billion in 2023 and is projected to reach $425.0 billion in 2030, growing at a compound annual growth rate (“CAGR”) of 13.8% from 2023 to 2030.

As a result, the demand for cybersecurity consulting services increased as well and with a shortage of people entering the cybersecurity market, we believe our Professional Services department is positioned well for growth having served the market for over 30 years in this space and having updated our services and offerings to meet the new increased demands.

Demand for Effective Cybersecurity Solutions

According to the Official Cybercrime Report published by Cybersecurity Ventures, global cybercrime costs are expected to reach $10.5 trillion USD annually by 2025, up from $3 trillion in 2015. Based on a 2023 Sophos report, the average total cost of recovery from a ransomware attack increased from $1.4 million in 2022 to $1.82 million in 2023. In addition, Gartner has reported that the world-wide spending on cyber-defense grew at an annual rate of 14.3% in 2023 to $215 billion. According to CSO Online and IBM, in 2020, large enterprises spent on average 11% of their IT budgets on cybersecurity at an average cost of $2,000 per employee.

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

According to Thoughtlab, the average number of attacks and breaches rose sharply in 2021 — the number of incidents rose 15.1%, while the number of material breaches increased 24.5%. According to IBM Security’s Cost of a Data Breach Report 2021, the average cost of a healthcare data breach reached $9.42 million in 2021, a significant increase from $7.13 million in 2020. These figures may be underestimated because some organizations may fail to detect and under-report attacks. According to Gartner, enterprises trying to defend against those cyber threats have as many as 46 cybersecurity tools.

Healthcare breach costs have been the most expensive industry for 12 years. Material breaches — those generating a large financial loss, compromising many records or having a significant impact on business operations — increased even more, by 24.5% from 2020 to 2021.

This means that the traditional approach and tools for cybersecurity are not effective. In addition, under the current macroeconomic environment, enterprises are facing increasing pressure to control their spending and thereby rethink the strategy to cybersecurity protection. Top executives in enterprises are consistently looking for more cost-effective options to secure their companies, and chief information security officers are playing an increasingly important role in business operations.

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

In particular, HUB believes that there are two mega markets — edge computing and 5G, with a combined value of over $500 billion as of 2023 according to KPMG, that urgently require more effective cybersecurity protections. According to IDC, worldwide spending on edge computing is expected to reach $232 billion in 2024, an increase of 15.4% over 2023. Enterprise and service provider spending on hardware, software and services for edge solutions is forecasted to sustain this pace of growth through 2027, by when the spending is expected to reach nearly $350 billion. In addition, according to Gartner, 50% of data will be generated outside a traditional centralized data center or cloud through 2027. According to Markets and Markets, the global edge computing market is expected to grow from $53.6 billion in 2023 to $111.3 billion by 2028, growing at a CAGR of 15.7% from 2023 to 2028. On the other hand, according to Statista, the AI market is projected to reach $305.9 billion in 2024 and is expected to show a CAGR of 15.8% between 2024 and 20203, resulting in a market volume of $738.8 by 2030. Gartner believes that by 2025, approximately half of the large organizations will implement privacy enhancing computation to process data in untrusted environments as well as implement multiparty data analytics solutions.

The Data Fabric Market

According to Precedence Research, the global data fabric market size was valued at $2.1 billion in 2022 and was projected to reach $8.9 billion by 2032, poised to grow at a CAGR of 15.54% during the forecast period of 2023 to 2032, with North America having the largest market share in 2022 (47%). Furthermore, according to Precedence Research, in 2022, the banking, financial services and insurance sector accounted for 23% of the market share.

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

●	The hardware and software segments drive adoption. Software Segment, driven particularly by cloud service providers, is likely to constitute approximately 60 – 70% of the TAM between 2021 and 2026. The Confidential Computing Hardware Segment is expected to approximately double every year through 2026. Contribution of Services Segments will grow marginally over the next five years.

●	Regulated industries will dominate the roll-out of confidential computing solutions. Over 75% of market demand will be driven by regulated industries such as banking, finance, insurance, healthcare, life sciences, public sector and defense. Awareness of the benefits of confidential computing and willingness to invest in its adoption are expected to double across key regulated industries through 2026.

●	Enterprises in North America and Asia have the largest appetite. Adoption of confidential computing is driven by data and privacy regulations. North America is expected to constitute approximately 40% of the overall TAM. APAC (excluding China) will comprise approximately 20 – 25% of TAM, with China independently accounting for approximately 10 – 15% of TAM. Europe is expected to account for about 25% of TAM due to its robust regulatory frameworks.

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

HUB’s Offerings

HUB’s Products Division:

Confidential Computing:

HUB’s confidential computing solution has three configurations (HUB Vault, HUB PCIe Card and Hub Guard) that are available for commercial sale. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

HUB Vault

HUB Vault is a managed file transfer application (“MFT”) that protects critical data, enabling secure data storage and sharing through an application leveraging our secure compute core. Customers can use our technology for data sharing within the enterprise or supply chain, or white label the application for end users, suppliers or partners. HUB Vault is currently live with one commercial customer who intends to attempt to resell the capability to tens of thousands of end users. In September 2023, we announced that HUB Vault underwent a significant transformation to make it significantly more robust to match large enterprises’ and governments’ needs, making it easier than ever for organizations to secure and manage their sensitive data with the highest level of hardware-backed security.

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

HUB Guard

HUB is positioned as a leading and trusted advisor. Customers continue to utilize more services offered by HUB. By leveraging market-wide demand, HUB’s technological capabilities, HUB’s domain expertise and HUB’s growing clientele, HUB is offering a cyber resilience bundle known as HUB Guard.

HUB Guard continuously evaluates the security posture of the customer while outlining any weaknesses or threats and suggesting solutions to mitigate and remediate them. HUB Guard introduces methodology for an ongoing alignment and evolvement of the cybersecurity posture.

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

As part of HUB Guard, HUB intends to automate existing service offerings based on its technological capabilities. The conversion relates to various professional services that are offered by HUB, where the systems can be automated and merged with other products and utilized by the services teams and be operated on an ongoing basis. Moreover, we continually explore how to broaden the offerings of HUB Guard with new technologies and capabilities and thus expand coverage of customer needs. Both new offerings and existing ones are bundled into the dashboard and reflected in real time to the end customer, providing value and offering more and more service bundles to the customer. HUB Guard is offered in a one-to-three year subscription model and is marketed via partners and directly to both existing and new end customers.

Paid Proof of Concept, Pilots & Pipelines

Following the acquisition of Comsec, HUB has added a number of products and services to its portfolio and established a solid customer base of hundreds of leading enterprises and organizations in Israel, the Netherlands and the UK, including several government departments, banks and military branches.

HUB currently has a number of proof of concept activities, including having recently run trials with (i) a defense contractor in an Asian country regarding secure computing for military systems, which is currently offering HUB’s products and solutions for resale and (ii) a secure file storage system bundled with cyber insurance offered in the Middle East and Europe to SMBs, which remains on going.  HUB is also in discussions regarding potential proof of concept trials.

HUB’s current pipeline includes signed agreements with enterprises and organizations in the defense and government sectors.

At the time of the Legacy acquisition, HUB’s management believed that the acquisition could have the potential to bring in a considerable number of new enterprises and government customers within the EU and the Middle East. To date, we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so.

As of December 31, 2022, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, we recorded an impairment loss of $8,738 for the assets acquired from Legacy.

HUB’s Professional Services Division:

The HUB Professional Services division is built upon three groups of subsidiaries: ALD, Comsec and QPoint.

Comsec

Comsec is a global leader in innovative cybersecurity services for more than 30 years to customers in Israel and across the world. The professional services portfolio provides consulting services to identify and mitigate risks in their cybersecurity environment.

Comsec specializes in governance risk compliance (“GRC”) and strategic consulting services. The company helps clients assess their gaps to their relevant regulatory requirements and propose solutions to mitigate the gaps and become compliant. As part of the GRC offerings, there is focus on the credit card industry which has stringent requirements in place for implementation of cybersecurity controls. The team has a large number of qualified security assessors to work on these projects. HUB provides a chief information security officer as a service to clients that do not have sufficient internal resources to manage cybersecurity in their organization. Within compliance and GRC offering services there are GDPR and other regulatory compliance assessments and remediation work.

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

Comsec Competition and Competitive market

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

ALD

RAMS - Reliability Products and Services

The reliability products and services division is built upon the acquisition of ALD, a global leader in innovative Reliability, Availability, Maintainability and Safety Assessment (“RAMS”) products and services for more than 30 years to customers in Israel and across the globe.

The ALD consulting team consists of experts in the fields of RAMS, LCC and ILS. The team provides solutions in the fields of aviation, transportation, construction, infrastructure and renewable energy. Proposed solutions include preparation of RAMS and quality control plans, allocation of professional personnel to projects and establishment of quality systems and certification of standards.

As RAMS collects and analyses large amounts of data, it would be natural for Hub to include a Data Fabric solution to manage these data assets.

ALD Software

ALD Software Suite is a result of 40 years of expertise in development of safety and reliability analysis software for world-class civil and military aviation, communication, space and electronics organizations.

The software suite consists of a set of integrated tools covering reliability prediction, availability, maintainability analysis, safety assessment, quality management, safety management, industrial process control and more:

RAM Commander:

RAM Commander is the reliability and safety software that covers engineering tasks related to reliability of electronic, electro-mechanical and mechanical systems. RAM Commander modules include reliability prediction, RBD, fault tree analysis, event tree analysis, FMECA and testability analysis, FMEA process and design and more.

Safety Commander:

Safety Commander is an off-the-shelf software that provides fail-safe design for any System of System Safety Assessment (“SoSSA”) across multiple industries, including aerospace, rail, communication and energy. With the ability to perform safety analysis integration on the level of an aircraft or system-of-systems, Safety Commander sets itself apart as a unique solution in the market.

FavoWeb:

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

Outsourcing

In the framework of its outsourcing activity, ALD offers its customers a variety of services and solutions of positioning professional and qualified manpower in accordance to customers’ needs and demands.

ALD specializes in locating, qualifying and placement of qualified manpower in the following areas: Quality Engineering, Quality Assurance, Failure Analysis, Reliability Engineering, Quality Control, FMEA/ FMECA Analyses, Standardization (ISO, AS) Thermal Design and Audits

QPoint Technologies

QPoint Technologies provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 350 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

HUB’s Strategies

During the next five years, Hub is aiming to become a category leader in secured data fabric and confidential computing. This is a further application of our experience in capturing and managing of data gleaned from our cyber security business. Data management requires security and becomes one of the largest expenditures for any government and enterprise. HUB believes that it is ideally positioned to take advantage of the increased demand in confidential computing technology for effective protection of data.

The essential elements of HUB’s strategies include:

Strengthening HUB’s technological advantage by delivering innovative solutions.   HUB believes that its technology is readily ahead of potential competitors as HUB’s solution has a proven working technology, while others are at earlier stages of development. HUB intends to extend its significant technological advantage over its competitors by focusing on the development of its secured data solutions, enhancing its existing products and services, introducing new functionality and developing new solutions to address new use cases. HUB’s strategy includes both internal development and an active mergers and acquisition program where HUB acquires or invests in complementary businesses or technologies. In particular, HUB is collaborating with BST and ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST, as well as additional acquisition targets, particularly in the United States. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them. HUB intends to leverage the acquired companies’ professional services, expert knowledge and understanding of customers’ need to upsell its secured data fabric and confidential computing solutions. In addition, HUB intends to use its technological abilities to transform the acquired companies’ services into products that can be sold widely, thereby accelerating HUB’s revenue growth and increasing shareholder value.

Growing HUB’s customer base.   HUB aims to acquire operating companies with established customer bases in the targeted segments, intending to upsell HUB’s products to those customers and to convert existing services into products, to significantly increase revenue, market coverage, and shareholder value. In addition, the global threat landscape, digitalization of the enterprise, and the broad security skills shortage are contributing to the need for cyber solutions. HUB believes that every organization, regardless of size or vertical, needs cyber protection, yet HUB’s primary focus is to pursue business with new customers in the enterprise, governments, and mid-market segments of the commercial market. HUB executes its strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for its products, generating qualified leads for its sales force and channel partners. HUB’s marketing efforts also include public relations in multiple regions and extensive content development available through its website.

●	Extending HUB’s global go-to-market reach. HUB sells its solutions through a high-touch hybrid model that includes direct and indirect sales. HUB plans to expand its sales reach by adding new direct sales capacity, expanding its indirect channels by deepening its relationships with existing partners and by adding new value-added resellers, system integrators, managed security service providers and partners. HUB is also expanding its routes to market.

●	Expanding HUB’s relationships with existing customers. As of December 31, 2023, HUB had over 1,000 customers, primarily through its professional services division. HUB has worked hard to develop strong relationships with its customers, and its strategy includes its sales and distribution division expanding these relationships by growing the number of users who access HUB’s solutions and cross-selling HUB’s product solutions. HUB’s marketing strategy is focused on building awareness and consideration of its broad range of cybersecurity solutions and developing new qualified leads; while increasing sales to existing customers.

●	Driving strong adoption of HUB’s solution and retaining HUB’s customer base. HUB plans to deliver high levels of customer service and support and continue to invest in its professional services division to help ensure that its customers are up and running quickly and derive benefit from HUB’s products which HUB believe will result in higher customer retention rates.

●	Attracting, developing and retaining a diverse and inclusive employee base. A key pillar of HUB’s growth strategy is attracting, developing and retaining its employees. HUB’s people are one of HUB’s most valuable assets, and its culture is a key business differentiator for HUB. HUB values diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure its employees are valued and respected.

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

HUB’s acquisition targets include companies with the following characteristics:

●	Established customer base, preferably with long term relationships and preferably with a significant US presence.

●	Supplying products and/or providing services to government agencies and enterprises that can benefit from confidential computing and data fabric and that have revenues and are growing.

●	In-house teams with experiences and know how of working with customers with a good understanding of customers’ needs and operations as customers’ trusted advisor.

●	A set of professional services with the potential to be transformed into products, so that revenues can be increased dramatically through upselling HUB’s products and expanding the product offering generally.

●	Having intellectual property rights in the area of AI, Gen AI, Knowledge graph and Data.

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

In 2023 and 2022, ALD had sales of $ 15,512,000 and $20,336,000 (respectively). ALD’s customers include those in the aerospace, defense, government and transportation industries.

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

ALD Products

ALD Software Suite is a result of 40 years of expertise in development of safety and reliability analysis software for many world leading civil & military aviation, communication, space and electronics organizations.

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

Comsec

In November 2021, the Company completed the acquisition of Comsec Ltd. and its Subsidiaries, Comsec Distribution Ltd. (“Distribution”). However, during 2023, Distribution, had financial, operational and commercial difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no business activities in Distribution.

In 2023 and 2022, Comsec had sales of $6.8 million and $36.9 million (respectively). Most of Comsec’s customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

This customer profile matches the target market of HUB’s confidential computing solution, so the process of integrating HUB’s proprietary products with Comsec’s existing offering has been smooth and efficient. Since the acquisition in 2021, Comsec’s experienced sales and distribution staff have emerged as the primary driver of the market’s acceptance of HUB’s cybersecurity solutions.

Qpoint

In April 2024, we completed the acquisition of all shares of Qpoint that we did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares.

QPoint Technologies provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 350 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

In 2023 and 2022, QPoint Group had sales of $26.9 million and $28.9 million (respectively). Most of QPoints’s customers are large enterprises, militaries and government agencies, and QPoint has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

BST Collaboration

In November 2023, HUB began to collaborate with BST with the goal to become a significant player in the secured data fabric industry. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. As part of this collaboration, BST conducts activities directed by HUB to integrate BST technology with HUB technology, and HUB provides advisory services to BST in connection with BST’s performance under specified commercial agreements. The parties are negotiating a collaboration agreement pursuant to which HUB expects to receive a license to any BST intellectual property created or developed as part of this collaboration. HUB ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

Operating Structure

HUB believes that in addition to developing superior technology, a technology company also needs a disciplined sales and distribution force and an experienced, customer-oriented professional service group. In particular, the sales force needs to bring established relationships with customers’ IT procurement departments, and professional services consultants must have vast experience in adapting systems to meet the individual needs of customers and to provide excellent, long-term support to keep pace with the customer’s security challenges. Through organic growth and strategic acquisitions, HUB has brought together the following three synergetic operating structures to solve client needs and efficiently take our products and solutions to market.

1.	Professional Services Division

The professional services department is comprised of services performed by ALD, Comsec and QPoint.

a)	ALD is in charge of providing quality control in complex engineering projects and ensuring smooth and reliable execution in mission critical processes.

b)

Comsec provides cyber risk assessment, risk mitigation and cyber incident response services to customers worldwide. Comsec customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

c)

QPoint Technologies provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 350 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

As of December 31, 2023 and August 13, 2024, HUB’s professional services division had 206 and 310 employees, respectively.

HUB’s management believes that in addition to serving customers with professional services, these employees are also essential for customization and integration of HUB’s technology products into customers’ networks.

2.	Management and Product Division

●	HUB’s technology development team is in charge of research and development of HUB’s Products solutions. The current focus on HUB’s technology development organization is to continuously advance HUB’s technology products solutions.

●	HUB’s product solutions are marketed and licensed on a direct basis to government agencies, defense organizations, research institutions and large enterprises.

●	Marketing efforts also target OEMs and manufacturers of network components.

As of December 31, 2023 and August 13, 2024, HUB’s Management and Product Division team had 32 and 33 employees, respectively, 12 and 11 of whom were dedicated to technology and product development, respectively.

Target Markets

HUB’s primary target markets are large entities that handle highly sensitive data. These include, but are not limited to:

●	Governmental institutions — both government agencies and militaries are expected to have significant demand for HUB’s solution in order to process, store and encrypt/decrypt highly sensitive data.

●	Financial institutions — these include banks, brokerage houses and insurance companies that require high speed processing, remote access and very high levels of security.

●

Healthcare institutions — HUB anticipates that early adopters of its technology will be hospital chains, life science research institutions and pharmaceutical companies that process enormous data sets and face strict regulatory requirements for data security.

●	Large, regulated enterprises and industries that are required by regulators to handle data in a responsible manner, such as ESG requirements.

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

As edge computing grows at a CAGR of 38.9% according to grandviewresearch.com, supplementing the cloud with data processing closer to the source, organizations are challenged to defend the massive number of new servers at those edge locations. With HUB solutions, the server that runs the application is built in the hardware. Standard networking architectures require separate boxes for HSMs, firewalls, web applications, and more. The cost of those boxes and associated maintenance and management can quickly get out of control, and the semiconductor supply shortage has made this market even more cumbersome to navigate.

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

Our primary competitors in the network security industry consist of Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., Check Point Software Technologies Ltd. and Palo Alto Networks, Inc., as well as companies that have network security capabilities as part of broader IT solutions offerings, such as Microsoft Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc. Competitors in the data fabric market include Atlan, IBM, Oracle, Talend, SAP, Informatica, Cloudera, TIBCO, Amazon Web Services and data.world.

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

As of December 31, 2023, we owned five registered patents in the United States, as well as two U.S. patent applications. In addition, HUB owns and uses trademarks and service marks on or in connection with its proprietary solution, including both unregistered common law marks and issued trademark registrations. Finally, HUB has registered domain names for websites that it uses in its business, such as https://hubsecurity.com/.

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

Our activities in the cybersecurity market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. For example, the GDPR and UK DP Laws (each as referenced above), include operational requirements for companies that receive or process personal data of residents of the EU and the UK, and non-compliance may result in significant penalties. Many other countries in which we operate have their own data protection and data security laws that we need to comply with in collecting, utilizing, or otherwise processing personal data from our customers and/or visitors to their websites and others.

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

Other Regulations

In addition, HUB is subject or might be subject to laws and regulations relating to antitrust, competition, intellectual property, artificial intelligence (AI) and other matters. HUB has implemented internal policies designed to minimize and detect potential violations of laws and regulations in a timely manner, but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

Human Capital Resources

HUB has always strived to foster a culture that emphasizes the importance of its team and that values creativity, professionalism, transparency, obligation to dissent and responsibility. HUB believes that its hiring decisions reflect this culture.

Through multiple growth phases, HUB has drawn talent and leadership from the technology and cybersecurity industries to achieve its vision. As of December 31, 2023 and August 13, 2024, HUB, had approximately 223 and 321 employees, respectively worldwide, which includes the employees of all of HUB’s wholly-owned subsidiaries. As of August 13, 2024, HUB had 37 employees. None of our employees are represented by a labor union, and HUB considers its employee relations to be in good standing. To date, HUB has not experienced any work stoppages.

Legal Proceedings

HUB is subject to claims and legal proceedings that have arisen both as a result of the Business Combination and the Company’s commencement of trading in the United States and in the ordinary course of its business. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company or that the resolution of any such matter will not have a material adverse effect upon the HUB’s business, financial condition, results of operation, cash flows and reputation. HUB does not believe that any of such pending claims and legal proceedings will have a material adverse effect on its results of operations. HUB records a liability in its consolidated financial statements for such matters when a loss is known or considered probable and the amount can be reasonably estimated. HUB reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, HUB estimates, provides the appropriate accrual and discloses the possible loss or range of loss to the extent necessary for its consolidated financial statements not to be misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in its consolidated financial statements.

For a description of the Company’s current legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings.” Inclusion of such proceedings by HUB is not an admission that these proceedings, if determined adversely to HUB, would have a material adverse effect on HUB’s results of operations.

C. Organizational Structure

The following table sets forth our subsidiaries as of August 13, 2024, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd, of which we own 98.63%.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd.	Israel
ALD Software Ltd.	Israel
ALD College Ltd.	Israel
Qpoint Technologies Ltd.	Israel
Qpoint Solutions Ltd.	Israel
Aginix Engineering & Project Management Ltd.	Israel
Sensecom Consulting & Project Management Ltd.	Israel
Integral Tele-management Services Ltd.	Israel
HUB Cyber Security, Inc.	California, United States
Comsec Ltd.	Israel
Comsec Distribution Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
Comsec Consulting Limited UK	United Kingdom
Hub Cyber Security GmbH	Germany
Mount Rainier Acquisition Corp.	Delaware, United States
DQS - IL (Management Systems Solutions) Ltd.	Israel
Israeli Institute for Certification and Standardization Ltd.	Israel

D. Property, Plants and Equipment

Our principal facilities are located in Tel Aviv, Israel which consist of approximately 643 square meters (approximately 6,921 square feet) of leased office space, and additional facilities in Or Yehuda (near Tel Aviv) which consist of approximately 1,600 square meters (approximately 17,222 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, account management, legal, marketing, business development, sales, finance, information technology, customer support and other administrative activities. HUB’s employees are located in these two facilities. The lease for these facilities expires in August 2024 and March 2028 (respectively), and HUB has the option to extend the lease for an additional two and five years (respectively) beyond the current term. HUB has exercised the option of August 2024. HUB also currently leases offices in the Netherlands and expects to lease office space in the United States in the near term. HUB believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of its operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on August 15, 2023 under the section entitled “Item 5—Operating and Financial Review and Prospects.”

Overview

HUB focuses on two symbiotic lines of business: – the Products Division - Confidential Computing and Secured Data Fabric; and the Professional Services Division (Consulting) – cyber security and other technology services. The symbiotic connection between the two offerings is deeply rooted in the Company’s strategy.

Traditional Approaches to Cybersecurity

Traditional cybersecurity technologies operate as a collection of unique purpose-built systems and components that mitigate different threats and risks within a network. All of these systems operate by expanding costly IT and cyber teams within organizations. Most organizations today have sophisticated methods for protecting data at rest (encrypted in storage), and data in transit (encrypted in transit). However, traditional approaches to cybersecurity do not address vulnerabilities to data in use (when applications and data are processed). As a result, most companies are exposed to hacks by commercially available tools and techniques, even after investing heavily in perimeter defenses.

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

Confidential Computing

Confidential computing is a strong solution for cyber protection as it assumes that hackers have already infiltrated a computer and that an administrator’s credentials have been compromised. HUB’s zero trust Confidential Computing systems protect data and applications by running them within secure enclaves that are governed by policies and managed with strict, rules-based filters to prevent unauthorized access to the processor as well as by and between microservices. This approach ensures data security, unrelated to the vulnerability of the computing infrastructure.

Confidential computing places the network system into a “bunker” or trusted execution environment maintains strict control over how the system is accessed, and does not require any changes in the network operations which traditional cybersecurity solutions would otherwise require. According to the Everest Group, the Confidential computing market is expected to grow by up to 90-95% each year through 2026 and will help to mitigate the threat of data breaches.

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

Data Fabric

Data Fabric is an architectural solution to process data for large applications such as Compliance, Risk, Know Your Customer, and ESG, With a regular traditional solution, all the organization’s data is moved continuously from tens of locations and data sources such as on-prem data, cloud, and also subscription data sources to a single location. The continuous transfer is costly, slow, and risky. These “ETL” solutions to move the data are expensive.

Once the data is collected to a large data lake, which also entails a significant expenditure, the organization can start developing the algorithms needed depending on the required application. This way of resolving development and handling of data is required by regulators and is expensive and risky. It involved moving continuously large amounts of data.

Our Data Fabric solution leaves most of the data as is in its prime original location. The system simply indexes the data using AI to understand what is there and what applications may need this data. It only fetches the required data (a very small percentage of the total data, which is mostly not needed) when it’s needed. It then uses the data to perform the required operation and release it back to its original location. This approach eliminates a major cost by not having to perform continuous ETL procedures and not needing a new data lake to collect all the organization’s data.

Basis of presentation

On June 21, 2021, a share swap agreement was consummated, whereby the Company acquired Hub Cyber Security TLV Ltd. (“HUB TLV”) in exchange for 51% of the issued and outstanding share capital of the Company. Pursuant to the share swap agreement, HUB TLV became a wholly owned subsidiary of the Company. From an accounting and economic perspective, because the share swap consisted of a reverse acquisition whereby HUB TLV’s shareholders acquired the controlling interests in the Company, HUB TLV is treated as the acquirer for accounting purposes and the Company as the acquiree. The financial statements included herein therefore reflect the financial results of HUB TLV prior to the consummation of the share swap. All references to “ HUB” prior to June 21, 2021 refer to HUB TLV and subsequent to June 21, 2021 refer to HUB Cyber Security Ltd.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”).

Business Combination

On March 23, 2022, HUB entered into the Business Combination Agreement with RNER and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon the consummation of the Business Combination on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

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

These segments share unified product development, operations, and administrative resources. The chief operating decision maker (the “CODM”), which is our chief executive officer, evaluates segment operating performance and makes resource allocation decisions based on revenue, cost of revenue and operating profit (loss) from reportable segments.

Key Factors Affecting Our Results of Operations

Retention and Expansion of Customer Base

HUB’s results of operations are driven by its ability to retain customers, increase revenue generated from existing customers and expand its customer base. The retention of customers is a measure of the long-term value of customer agreements and HUB’s ability to establish and maintain deep, long-term relationships with customers. A number of factors drive HUB’s ability to attract and retain customers, particularly large enterprise customers (which HUB defines as customers that represent 10% or more of total revenue), including customers’ satisfaction with HUB’s solutions provided by its technical staff, services and pricing, customers’ technology budgets, and the effectiveness of HUB’s efforts to help its customers realize the benefits of its solutions.

For the year ended December 31, 2023, HUB, annual revenue decreased by 15% from $50,002,000 (neutralizing of $29,741,000 from discontinued operation revenues) for the year ended December 31, 2022 to $42,657,000 for the year ended December 31, 2023.

HUB achieved a gross retention rate of 84% and 89% as of December 31, 2022 and 2023, respectively, for customers who generated over $41,857,000 revenues over the trailing 12 months.

HUB’s increasingly large customer base also represents a potential significant opportunity for further growth and adoption of a larger range of HUB’s solutions and services. HUB also plans to continue investing in growing its large enterprise customers and providing new solutions to increase its market share.

Following the acquisition of Comsec, HUB has established a solid customer base comprised of hundreds of leading enterprises and organizations in Israel, the UK and the Netherlands, including several government departments, banks and military branches. HUB is also adopting a two-prong strategy to further build and enhance market acceptance for HUB’s solution. As a first step, HUB’s solutions are marketed to government entities, militaries, research institutions and large enterprises, with the goal of expanding HUB’s penetration into these industries. The second prong of the strategy involves marketing effort that targets OEMs and manufacturers of network components to encourage them to integrate the HUB PCIe card into their hardware, either as an optional add-on or as a standard equipment.

Technologically Advanced Solutions

We developed a unique hardware and software combined solution that provides end-to-end data protection across all phases of data storage and processing. HUB’s solution seeks to enable secure computation and protects data across the entire compute and network stack, with an integrated hardware and software platform that is compatible across computing architectures with any CPU, GPU or field programmable gate arrays. HUB’s confidential computing solution currently exists in three configurations, two of which (HUB Vault and HUB PCIe Card) are available for commercial sale. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

Market Trends

HUB believes there will be a transformation in the network cybersecurity industry over the next decade, as traditional network security solutions, such as firewall protections, are becoming less secure as new technologies develop and as remote working and cell phone access increase. HUB anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing traditional network security solutions used in almost all electronic interfaces in order to maintain cybersecurity and that, as a result, there is significant market opportunity for HUB’s more secure confidential computing systems. The Everest Group estimates that the sale of confidential computing solutions will grow at a compound annual growth rate ( CAGR ) by up to as much as 90-95% each year through 2026, reaching approximately $52 billion in 2026. HUB HUB Additionally, Allied Market Research found that the global confidential computing market was valued at $4.1 billion in 2022, and is projected to reach $184.5 billion by 2032, growing at a CAGR of 46.8% from 2023 to 2032.

Impact of Acquisitions

HUB has historically grown through selected acquisitions and, in addition to efforts to grow its confidential computing business organically and through parallel technology like data fabric, expects to continue to pursue potential new acquisitions on a targeted basis in order to expand its technical competencies and to expand its presence in strategic geographies. HUB’s results of operations have been, and are expected to continue to be, affected by such acquisitions.

On September 27, 2021, HUB signed an agreement for the purchase of the entire issued and outstanding share capital of Comsec Ltd. Comsec is a private company that provides cybersecurity consulting, design, testing and control services and sells data security and cybersecurity software and hardware solutions (the “Comsec Acquisition”). The purchase price of this acquisition was NIS 70 million and the transaction was completed on November 17, 2021.

In addition, on February 28, 2021, HUB TLV and ALD signed a merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of HUB and the shareholders of HUBTLV owned 51% of HUB’s issued and outstanding share capital (the “ALD Merger”). The ALD Merger was completed on June 21, 2021.

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

During the period from the respective date of acquisition to December 31, 2022, and 2023, ALD and Comsec contributed together $50,002,000 (neutralizing of $29,741,000 from discontinued operation revenues) and $42,657,000 in revenue, (respectively), and $37,229,000 (neutralizing of $569,000 from discontinued operation net loss) and $50,767,000 in net loss (respectively) to the Company’s results of operations.

The Comsec Acquisition and ALD Merger have been significant drivers of HUB’s growth in revenue and expenses during the years ended December 31, 2022 and December 31, 2023. The impact of future acquisitions on HUB’s financial condition and results of operations will depend on HUB’s success in identifying and acquiring target businesses and assets that fulfil these criteria, integrating them into HUB’s business, and realizing the targeted synergies and other expected benefits of the transactions.

On April 3, 2024, we acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); and (iii) NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,000 was already paid as of June 5, 2024).

This acquisition is strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem. QPoint has a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

In November 2023, HUB began to collaborate with BST with the goal to become a significant player in the secured data fabric industry. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. As part of this collaboration, BST conducts activities directed by HUB to integrate BST technology with HUB technology, and HUB provides advisory services to BST in connection with BST’s performance under specified commercial agreements. The parties are negotiating a collaboration agreement pursuant to which HUB expects to receive a license to any BST intellectual property created or developed as part of this collaboration. HUB ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

Continued Innovation

HUB’s success and continued growth are dependent on sustaining innovation in order to deliver a superior product and customer experience, allowing it to maintain a competitive advantage. Since inception, HUB has experienced continued growth as a result of ongoing technological innovations. HUB intends to continue to invest in research and development to maintain solution differentiation and grow the community of large enterprise customers. In the short-term, HUB anticipates making continual investments in upgrading technology to continue providing customers a reliable and effective solution.

As a result, HUB expects research and development expenses to increase on an absolute basis in future periods. HUB foresees that such investment in research and development will contribute to long-term growth but will also negatively impact short-term profitability. For the year ended December 31, 2023, HUB’s research and development expenses as a percentage of revenue were approximately 14%.

Continued Investment in Growth

HUB believes the market opportunity is substantial, and, although HUB currently has limited cash resources, it expects to continue to make significant investments across all aspects of the business in the future in order to continue to attract new customers, expand relationships with existing customers, and develop technology to address customers’ evolving needs, thereby prioritizing long-term growth over short-term profitability.

HUB intends to invest in growth in Europe and North America. HUB’s management believes that when combined with risk management, its confidential computing solution has significant opportunities for further growth in Europe, as it provides a cost-effective security solution for enterprises and small and medium-sized businesses. HUB

As a result, HUB expects sales and marketing expenses to increase on an absolute basis in future periods. HUB expects that such investment in sales and marketing will contribute to long-term growth but may negatively impact short-term profitability, as they drive an increase in operating expenses in advance of revenues attributable to such investments, as well as a decrease in free cash flow.

For the year ended December 31, 2023, sales and marketing expenses as a percentage of revenue were approximately 16%.

HUB’s Impacts of being a U.S. listed public company

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

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses associated with teams integral in providing HUB’s service, subcontractors and consultant expenses, share-based compensation, as well as depreciation and material costs and amortization of intangible assets.

Research and Development Expenses

Research and development expenses include costs incurred in developing, maintaining, and enhancing our products and technology. Additional expenses include costs related to development, consulting, including share-based compensation, travel and other related costs. Part of these expenses are partially offset by government grants received from the Israel Innovation Authority. HUB believes that continuing to invest in research and development efforts is essential to maintaining its competitive position. HUB expects research and development expenses, net from government grants, to increase in the future as it continues to broaden its product portfolio.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and other related costs including share-based compensation, sales and sales support functions, as well as advertising and promotional personnel. Sales and marketing expenses also include depreciation and amortization and impairment of intangible assets.

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

Finance Income and Finance Expenses

Finance income and finance expenses primarily consists of revaluation of financial instruments which are measured on fair market value as well as income and expenses associated with fluctuations in foreign exchange rates, interest payable or received and bank fees.

Taxes on Income

Taxes on income consists primarily of income taxes related to the jurisdictions in which HUB conducts business. HUB’s effective tax rate is affected by non-deductible expenses, utilization of tax losses from prior years for which deferred taxes was not recognized, effect on deferred taxes at a rate different from the primary tax rate and differences in previous tax assessments.

Results of Operations

The following table sets forth HUB’s operating results for the years ended December 31, 2023 and 2022. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period. The numbers take into consideration the discontinuation of Distribution, a Comsec subsidiary.

	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)	(In thousands)	(In thousands)
Revenue	42,657	50,002	(7,345)	(14.7)%
Cost of Revenue	41,907	45,914	(4,007)	8.7%
Gross Profit	750	4,088	(3,338)	(81.7)%
Research and development expenses, net	5,886	5,574	312	(5.6)%
Selling and marketing expenses	10,694	21,674	(14,917)	50.6%
General and administrative expenses	49,172	57,271	(9,701)	14%
Other expenses, net	12,723	-	12,723	NA
Operating loss	(77,725)	(80,430)	2,705	3.4%
Finance income	(484)	(469)	15	3.2%
Financial expenses	7,194	1,384	5,810	419.8%
Loss before taxes on income	(84,435)	(81,345)	(3,090)	(3.8)%
Taxes on income	171	(776)	947	(122)%
Net loss from continuing operation	(84,606)	(80,569)	(4,037)	(5)%
Net income (loss) from discontinued operation	(2,030)	569	(2,599)	(456.8)%
Total net loss	(86,636)	(80,000)	(6,636)	8.3%

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

Revenue was $42,657,000 and $50,002,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $7,345,000 for the year ended December 31, 2023 compared to 2022.

This decrease consisted of $7,250,000 decrease in the Professional Services Segment and decrease of $95,000 in the Products and Technology Segment.

The table below sets forth a breakdown of HUB’s revenue by customer location for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022	Change	Change %
	(In thousands)	(In thousands)
Israel	40,364	46,385	(6,021)	(13.0)%
America	334	339	(5)	(1.5)%
Europe	1,669	2,983	(1,314)	(44.0)%
Asia Pacific	290	294	(4)	(1.4)%
Total	$42,657	$50,002	(7,345)	(14.7)%

Cost of Revenue

Cost of revenue was $41,907,000 and $45,914,000 (neutralizing discontinued operation) for the years ended December 31, 2023 and 2022, resulting in an decrease of $4,007,000 for the year ended December 31, 2023.

The decrease consisted of $2,904,000 decrease in the cost of Professional Services Segment and decrease of $1,100,000 in the cost of Products and Technology Segment.

Research and Development Expenses

Research and development expenses, mainly attributed to the Products and Technology Segment, were $5,886,000 and $5,574,000 for the years ended December 31, 2023 and 2022, respectively, resulting in an increase of $312,000 for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is mainly attributed to an increase of $1,678,000 in salaries and related expenses, which is partially offset by a decrease in government grants income in an amount of $1,259,000.

Selling and Marketing Expenses

Selling and marketing expenses were $10,694,000 and $21,674,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $10,980,000 for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease is attributed to a decrease of $3,733,000 in salaries and related expenses driven by a decrease in headcount in HUB’s marketing department and a decrease in an amount of $6,662,000 related mainly to impairment of intangible assets resulted from Legacy during 2022.

General and Administrative Expenses

General and administrative expenses were $49,172,000 and $57,271,000 for the years ended December 31, 2023 and 2022, respectively, resulting in an decrease of $8,099,000. The decrease is due to the following: Payroll G&A decrease by $7,680,000 mainly due to headcount decrease, insurance expenses increased by $1,600,000, board fees expenses increased by $772,000 impairment expenses decreased by $3,975,000.

Finance Income and Finance Expenses

Financial expenses were $7,194,000 and $1,384,000 for the years ended December 31, 2023 and 2022, respectively, and finance income was $484,000 and $469,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a net increase of $5,795,000 of finance expenses. The increase is primarily attributed to convertible components measurement, warrants measurement and interest expenses.

Taxes on Income

Taxes on income (tax benefit) were $171,000 and $(776,000) for the years ended December 31, 2023 and 2022, respectively. This tax benefit was primarily derived from decrease of deferred tax liabilities due to the intangible assets amortization, and current tax expenses.

Key Performance Indicators and Non-IFRS Financial Metrics

HUB monitors the key business metrics set forth below to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Key Performance Indicators

The following table summarizes the key performance indicators that HUB uses to evaluate its business for the periods presented.

	Year ended December 31
	2023	2022	Change	% Change
	(in thousands)
Revenue
Products and Technology Segment (1)	1,068	1,739	(671)	(38.6)%
Professional Services Segment (2)	41,589	48,263	(6,674)	(13.8)%
Total	$42,657	$50,002	(7,345)	(14.7)%

(1)	The Products and Technology Segment develops and markets integrated cybersecurity hardware/Software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services. In addition, this segment also includes distribution and marketing of security products procured from the manufacturers of information security products to sub-distributors (integrators) who market them to end users.

	Year ended December 31
	2023	2022	Change	% Change
	(in thousands)
Segment results (operating loss)
Products and Technology Segment	(30,690)	(43,019)	12,329	30.8%
Professional Services Segment	(33,153)	(21,582)	(11,571)	(53.6)%
Unallocated*	(13,882)	(15,829)	1,947	12.3%
Total	$(77,725)	$(80,430)	2,705	3.4%

*	In 2022, the expenses related to the Business Combination in 2022. In 2023, the expenses related to the SPAC merger and ELOC.

Non-IFRS Financial Metrics

In addition to HUB’s results determined in accordance with IFRS, HUB’s management believes that the following non-IFRS financial measures are useful in evaluating HUB’s operating performance.

Adjusted EBITDA

HUB defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost and other one-time costs. Adjusted EBITDA is included in this Annual Report because it is a key metric used by management and HUB’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB’s financial performance or liquidity and should not be considered as alternatives to net income or loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB’s future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect HUB’s tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized.

Management compensates for these limitations by relying on HUB’s IFRS results in addition to using Adjusted EBITDA as a supplemental measure. HUB’s measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)
Net loss from continuing operation	$(84,606)	$(80,569)	(4,037)	(5)%
Adjusted EBITDA	$(12,165)	$(22,051)	9,886	44.8%

Adjusted EBITDA decreased in the year ended December 31, 2023 primarily as a result of the significant growth in the Company’s operations cost across all of our business (see below analysis).

	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)
Net loss	$(84,606)	$(80,569)	(4,037)	(5)%
Finance income	(484)	(469)	15	3.2%
Finance expenses	7,194	1,384	5,810	(419.8)%
Taxes on income	171	(776)	947	(122)%
Depreciation and amortization(1)	7,637	7,791	(154)	2%
Share-based compensation expense(2)	7,115	10,516	(3,401)	32.3%
Transaction costs(3)	4,943	15,829	(10,886)	68.8%
One time cost(4)	30,607	887	29,720	(3,350.6)%
Impairment of Goodwill and intangibles(5)	15,258	23,356	(8,098)	34.67%
Adjusted EBITDA	$(12,165)	$(22,051)	(9,886)	$44.8%

1.	Represents $4,615,000 and $5,341,000 in intangible assets amortization, $279,000 and $309,000 in fixed assets depreciation, and $3,997,000 and $2,141,000 in right of use asset depreciation for the years ended December 31, 2023 and 2022, respectively.

2.	Represents non-cash share-based compensation expenses.

3.	Represents costs incurred in connection with the SPAC merger, HUB — ALD Merger and the Comsec Acquisition. These costs include legal, consulting and valuation expenses.

4.	Represent convertible loan expenses, Additional amount for Oppenheimer, SPAC listing expenses and ELOC expenses.

5.	Represents technology goodwill and intangibles impairment.

B. Liquidity and Capital Resources

Since inception, HUB has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders.

HUB expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the confidential computing products, develop and continue its research and development efforts. As of December 31, 2023, HUB’s cash and cash equivalents were about $3.5 million. The Company intends to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating spend, and potentially divesting assets.

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

As a result of liquidity and cash flow concerns that have arisen resulting from our business operations, together with the Internal Investigation and the delay in the filing of this Annual Report, we face significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The significant uncertainty regarding our liquidity and capital resources, its ability to repay its obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Annual Report. The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities and other capital raising efforts.

Following the filing of this Annual Report, we expect to be able to obtain additional sources of debt and equity financing, together with additional revenues from new business opportunities and has engaged with potential investors with regards to such financing alternatives. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside our control. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences to our financial condition and results of operations.

Please see the Financings section below for more details on our recent efforts to fund operating activities.

Material Cash Requirements

The table below summarizes certain material cash requirements as of the year ended December 31, 2023 that will affect the HUB’s future liquidity. HUB plans to utilize its liquidity and its cash flows from business operations including investments to fund its material cash requirements.

	2024	2025	2026	2027	2028	Thereafter	Total
	Total (in thousands)
Loans from bank	7,843	-	-	-	-	-	7,843
Loans from others	4,035						4,035
Lease liabilities	773	707	841	124	-	-	2,445
Liabilities for government grants	265	30	21	19	18	59	412
Total	12,916	737	862	143	18	59	14,735

Cash Flows Summary

The following table shows a summary of HUB’s cash flows for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)
Net cash provided by / (used in):
Net cash used in operating activities	$(16,202)	$(23,432)	7,230	30.8%
Net cash used in investing activities	2,136	(6,549)	8,685	132.6%
Net cash provided by financing activities	12,927	20,660	(7,733)	(37.43)%
Exchange rate differences on cash and cash equivalents	667	(659)	1,326	201%
Net increase / (decrease) in cash and cash equivalents	$(472)	$(9,980)	9,508	95.3%

Cash Flows Used in Operating Activities

Net cash used in operating activities was $16,202,000 for the year ended December 31, 2023, reflecting a net loss of $86,636,000 and a non-cash adjustments of $5,476,000, which primarily consists of share-based payment in an amount of $7,115,000, intangible assets impairment in an amount of $15,258,000 transaction costs related to the SPAC merger in an amount of $12,312,000 and depreciation and amortization in an amount of $7,637,000. In addition, changes in asset and liability items in 2023 were $14,044,000, which was primarily affected by a decrease in trade receivables in the amount of $13,242,000.

Net cash used in operating activities was $23,432,000 for the year ended December 31, 2022, reflecting a net loss of $80,000,000 and a non-cash adjustments of $7,940,000, which primarily consists of share-based payment in an amount of $10,516,000, intangible assets impairment in an amount of $8,738,000, goodwill impairment in an amount of 14,618,000 and depreciation and amortization in an amount of $7,791,000. In addition, changes in asset and liability items in 2022 were $16,481,000, which was primarily affected by an increase in other accounts payable in the amount of $15,216,000.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $2,136,000 for the year ended December 31, 2023, compared with $6,549,000 for the year ended December 31, 2022, resulting in an increase of $8,685,000. The increase was primarily attributed to withdrawal from restricted bank deposit in an amount of $3,926,000. In Addition, cash flows used in investment activity in 2022 included an amount of $5,405,000 related to assets acquisition.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from issuance of shares, short-term credits from banks and government grants, which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $12,927,000 for the year ended December 31, 2023, compared with $20,660,000 for the year ended December 31, 2022, resulting in a decrease of $7,733,000. The decrease was primarily due to a decrease in share issuance in an amount of $16,457,000 offset by an increase in receipt of short term loans in an amount of $11,464,000.

HUB Mizrahi Loans

On July 6, 2020, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Term Loan”) with Bank Mizrahi. The Comsec Distribution Term Loan provided for an NIS 5 million (approximately $1.4 million) term loan maturing on June 20, 2026. The principal amount of the Comsec Distribution Term Loan is repaid in monthly installments with the final payment aligning with the maturity date. As of December 31, 2023 the remaining principal amount on the Comsec Distribution Term Loan was $906,000.

On September 1, 2021, Comsec Ltd. entered into a credit agreement (the “Comsec Ltd. Term Loan”) with Bank Mizrahi. The Comsec Ltd. Term Loan provides for an NIS 6 million (approximately $1.7 million) term loan maturing on September 10, 2024. The principal amount of the Comsec Ltd. Term Loan is repaid in quarterly installments with the final payment aligning with the maturity date. The Comsec Ltd. Term Loan bears annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. As of December 31, 2023 the remaining principal amount is $831,000.

Additionally, in September 2021, Comsec Ltd. received a loan from Bank Mizrahi with an original principal amount of NIS 980,000 (approximately $278,000). The loan bears interest annually at Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2023 the remaining principal amount on the Comsec Ltd. Term Loan was $110,000.

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

On November 16, 2021, HUB entered into a settlement agreement with Bank Mizrahi (“Mizrahi Settlement”) after HUB failed to comply with a pre-existing financial covenant which required positive EBITDA. The Mizrahi Settlement governs the Mizrahi Loans and requires that (i) the combined principal of the Mizrahi Loans divided by HUB’s EBITDA will not exceed 3.5, (ii) HUB accounts receivable divided by the Mizrahi Revolver will exceed 1.20, (iii) HUB will deposit with Bank Mizrahi HUB Shares with a gross value of NIS 9.35 million as of November 16, 2021 to serve as collateral for the Mizrahi Loans and (iv) HUB will deposit NIS 10 million with Bank Mizrahi to serve as collateral for the Mizrahi Loans.

In July 2023, Bank Mizrahi agreed to waive existing defaults and suspend enforcement of the annual EBITDA financial covenant for 2022. In September 2023, Bank Mizrahi collected an amount of NIS 2.3 million from the NIS 10 million deposit which served as collateral for the Mizrahi Loans and in November 2023, Bank Mizrahi collected the remaining NIS 7.7 million balance of the NIS 10 million collateral deposit.

Comsec Ltd. and Bank Mizrahi are currently conducting extensive discussions concerning the restructuring of the overall outstanding debt of Comsec Distribution Ltd.

Qpoint Loan Agreement

On September 28, 2023, we completed a non-recourse loan transaction pursuant to a loan agreement (the “Qpoint Loan Agreement”) with Qpoint Technologies Ltd., an Israeli company (“Qpoint”), of which we held 46.52% of the outstanding shares and the effective control until our acquisition of all of the outstanding shares of Qpoint not otherwise held by us in March, 2024 (the “Qpoint Acquisition”). Pursuant to the Qpoint Loan Agreement, (i) Qpoint agreed to lend us an amount equal to NIS 3.5 million (approximately $900,000) and to extend the date by which we are required to pay Qpoint an amount equal to NIS 6.5 million (approximately $1.7 million) in outstanding obligations, from August 15, 2023 to February 28, 2024 (the “Repayment Date”) and (ii) the Company agreed to pay Qpoint a loan installation fee of NIS 300,000 (approximately $80,000) (the “Qpoint Loan”).

The Qpoint Loan bears interest at an annual rate of 11% until paid in full, provided that in the event the payments under the Qpoint Loan as set forth in the Loan Agreement are not timely made, the Loan will bear interest at an annual rate of 15% until paid in full.

Pursuant to the Qpoint Loan Agreement, the parties also agreed that for a period of nine months following the date of repayment of the Qpoint Loan, the parties will not take any action in furtherance of the (i) appointment of a new chief executive officer in Qpoint, (ii) distribution of dividends by Qpoint, (iii) receipt of credit or investments by Qpoint, or (iv) issuance or pledge of shares by Qpoint or its subsidiaries. The Qpoint Loan was secured by the shares held by HUB in various Qpoint entities.

In April 2024, in connection with HUB’s acquisition of the outstanding shares of the Qpoint entities that it did not own at that time, HUB repaid the Qpoint Loan in full.

Financings

March-June 2024 Financing Transaction

In March-June 2024, the Company sold to an accredited investor (the “March-June 2024 Investor”), in a series of unregistered private transactions, notes (the “March-June 2024 Notes”) with an aggregate principal amount of $10,000,000, and warrants (the “March-June 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-June 2024 Investor (the “March-June 2024 Purchase Agreement”). The Company’s acquisition of QPoint was partially funded by proceeds the Company received pursuant to the March-June 2024 Purchase Agreement.

The loan amount under the March-June 2024 Notes is repayable by the Company on the earlier of (i) August 10, 2024 with respect to 40% of the loan amount and September 24, 2024 with respect to the remaining 60% of the loan amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000,000. The principal amount under the March-June 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000,000 of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; and (b) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date.

If the March-June 2024 Notes are not repaid prior to the applicable maturity date, the March-June 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-June 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-June 2024 Warrants issued under the March-June 2024 Purchase Agreement are exercisable as follows: (i) March-June 2024 Warrants exercisable into 4,444,444 ordinary shares are exercisable at an exercise price equal to $0.70 per share until March 12, 2027, (ii) March-June 2024 Warrants exercisable into 4,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until April 3, 2027, (iii) March-June 2024 Warrants exercisable into 1,000,000 ordinary shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (iv) March-June 2024 Warrants exercisable into 2,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

The conversion of the March-June 2024 Notes and the exercise of the March- June 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March- June 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

2023-2024 Investment by Accredited Investors

In November and December 2023, the Company entered into Securities Purchase Agreements (the “First 2023-2024 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “First 2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $3,100,000 (the “First 2023-2024 Accreditor Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the First 2023-2024 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “First 2023-2024 Accreditor Investor Warrants”).

The aggregate principal amount of the First 2023-2024 Accreditor Investor Notes was convertible into our ordinary shares at a rate of the lower of (i) $2.50 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The First 2023-2024 Accreditor Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accreditor Investors. The First 2023-2024 Accreditor Investors had the right to convert the First 2023-2024 Accreditor Investors Convertible Notes, in whole or in part, at any time following their issuance.

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accreditor Investors” and together with the First 2023-2024 Accreditor Investors, the “2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accreditor Investor Notes”), and warrants exercisable into between 0.50 and one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accreditor Investor Warrants” and together with the First 2023-2024 Accreditor Investor Warrants, the “2023-2024 Accreditor Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accreditor Investor Notes is convertible into our ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The Second 2023-2024 Accreditor Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accreditor Investors. The Second 2023-2024 Accreditor Investors have the right to convert the Second 2023-2024 Accreditor Investors Convertible Notes, in whole or in part, at any time following their issuance.

As of the date of this Annual Report, each of the First 2023-2024 Accreditor Investors has converted the First 2023-2024 Accreditor Investor Notes into our ordinary shares, pursuant to which conversions we have issued 1,816,885 ordinary shares at a weighted average exercise price of $1.71.

Pursuant to the First 2023-2024 Accreditor Investor SPAs, we have issued First 2023-2024 Accreditor Investor Warrants which are exercisable into 1,679,592 ordinary shares. The First 2023-2024 Accreditor Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accreditor Investor Warrants and have a weighted average exercise price of $2.33. Pursuant to the Second 2023-2024 Accreditor Investor SPAs, we have issued Second 2023-2024 Accreditor Investor Warrants which are exercisable into 200,000 ordinary shares. The Second 2023-2024 Accreditor Investor Warrants are exercisable until September 14, 2025 for an exercise price of $1.50. The exercise of the 2023-2024 Accreditor Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accreditor Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 7, 2023, we entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

Following an amendment that we entered into with Shayna on August 17, 2023, the Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a $2.00.

Under the first Shayna Loan Agreement, the Company agreed to issue to the lender warrants to purchase a number of ordinary shares, equal to an amount of shares converted by the lender (in the event that the lender elects to convert a portion of the loan), at an exercise price equal to the conversion price determined pursuant to the first Shayna Loan Agreement, which is 35% lower than the average price of Company’s ordinary shares in the five trading days preceding a conversion notice . The warrants will be exercisable for 36 months from the signing date of the first Shayna Loan Agreement. Under the second Shayna Loan Agreement, the exercise price was amended to be equal to the conversion rate under the second Shayna Loan Agreement, which is 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the signing date of the second Shayna Loan Agreement, whichever is lower. The expiration date was also amended to be 24 months from the date of issuance of such warrant. Under the third Shayna Loan Agreement, the exercise price was changed to be equal to the conversion rate under the third Shayna Loan Agreement, which is : 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the date of the Company Board of Directors meeting which took place on July 8, 2023, whichever is lower. As of the date of this Annual Report, the Company has not received a conversion notice from the lender, so no warrants to purchase ordinary shares have been issued pursuant to the Shayna Loan Agreements.

Pursuant to the Shayna Loan Agreements, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing our 2022 Annual Report. We also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144 without giving effect to volume or manner of sale limitations. We will bear all the costs associated with such registration.

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

If, at any point following the conversion of the Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require us, to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be allocated upon exercising warrants, which Shayna will be entitled to as a result of the conversion of the Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Shayna Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that we submit a registration document to the SEC to register our shares for sale by us or any other party and will also be entitled to participate in any sale of shares under that registration statement.

In connection with the Shayna Loans, we agreed to pay commission totaling NIS 467,500 (approximately $125,000) to an affiliate entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $95,900 per month (plus value added tax) in 12 equal monthly payments, totaling $1,150,800 for advisory services to be provided pursuant to the Shayna Loan Agreements. We also agreed to pay a commission equal to NIS 375,000 (approximately $105,000) together with warrants to purchase our ordinary shares having a value equal to NIS 375,000 upon the date of grant to A-Labs Finance and Advisory Ltd.

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd., A-Labs and Uzi Moskovich (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Shayna Loan Agreements, then Shayna may, at its sole option, foreclose on the shares, in proportion the holding of each of the Pledgors, in exchange for assigning Shayna’s rights according to the Shayna Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Shayna Loan Agreements will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

On December 28, 2023, Shayna and Pey Capital Pte Ltd. (“Pey”) entered into an agreement, whereby Shayna agreed to transfer all of its rights and obligations pursuant to the Shayna Loan Agreements to Pey, except for the Advisory Payments referred to above, in exchange for $1.5 million. This agreement was subsequently canceled.

Amendments to Shayna Loans

Pursuant to an agreement dated March 3, 2024 between Shayna and Akina Holding Limited (“Akina”), most of the rights of Shayna under the Shayna Loan Agreements were assigned to Akina. Thereafter, in March-May 2024, the Company made several amendments to the Shayna Loan Agreements involving Shayna and Akina.

On March 31, 2024, the Company entered into the first amendment with Shayna and Akina, pursuant to which Shayna and Akina are entitled to convert the Shayna Loans into a total of 5,129,375 ordinary shares, based on an agreed USD/NIS exchange rate of NIS 3.65 and a conversion price of $0.90 per share. Under this amendment, Akina will receive 3,897,455 ordinary shares, while Shayna will receive 1,231,920 ordinary shares. Additionally, warrants have been issued for the purchase of the same number of ordinary shares at an exercise price of $0.90 per share, with Akina entitled to 3,897,455 shares and Shayna entitled to 1,231,920 shares. Furthermore, a customary clause limits the beneficial ownership of both Shayna and Akina to 4.99% of the Company’s outstanding ordinary shares.

On April 18, 2024, the Company entered into the second amendment with Shayna and Akina, pursuant to which if Akina defaults on its payment installments to Shayna, Shayna will have the right to assume all of Akina's conversion rights under the Shayna Loan Agreements. Upon receiving written notice of such default from Shayna, the Company is required to allocate the outstanding Shayna Loan amounts to Shayna, provided that no judicial injunction is issued within seven days. This allocation will take place upon receipt of a written conversion notice from Shayna.

On May 9, 2024, the Company entered into the third amendment with Shayna and Akina, pursuant to which a cash payment of $1,150,800 for Shayna’s consulting services under the Convertible Loan Agreements was converted into 1,278,666 ordinary shares of the Company, calculated at a price of $0.90 per share. Additionally, Shayna was issued a warrant to purchase 1,278,666 ordinary shares of the Company at an exercise price of $0.80 per share, with an exercise period of six months.

Lind Financing

On May 4, 2023, we entered into a Securities Purchase Agreement (the “Lind SPA”) with Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”). Pursuant to the Lind SPA, the Company agreed to issue to Lind up to two (2) secured convertible promissory notes in three tranches (the “Lind Notes” and each a “Lind Note”) for gross proceeds of up to $16,000,000 and warrants (the “Lind Warrants” and each a “Lind Warrant”) to purchase the Company’s ordinary shares (the “Transaction”).

The closings of the Transaction (the “Closings and each a “Closing”) occured in tranches (each a “Tranche”): the Closing of the first Tranche (the “First Closing”) occurred on May 8, 2023 and consisted of the issuance and sale to Lind of a Lind Note with a purchase price of $6,000,000 a principal amount of $7,200,000 and the issuance to Lind of Lind Warrants to acquire 2,458,210 ordinary shares. The purchase price for the initial Lind Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500,000 was received by the Company and the funding of the remaining $1,500,000 (the “Second Funding Amount”) was to expected occur within two (2) Business Days following the filing by the Company of its Annual Report on Form 20-F for the year ended December 31, 2022, under the original conditions of the Lind SPA (see details regarding amendments to the Lind SPA below). Upon the funding of the Second Funding Amount, the Company was expected issue additional Lind Warrants to Lind based on the Second Funding Amount.

So long as no Event of Default has occurred under the Lind Note sold at the First Closing, the second closing (the “Second Closing) was expected to consist of the issuance and sale to Lind of a Lind Note with a purchase price of $10,000,000 and a principal amount of $12,000,000, and the issuance to Lind of additional Lind Warrants to acquire ordinary shares. The Second Closing was expected to occur, under the original conditions of the Lind SPA, sixty (60) days following the effectiveness of the Registration Statement, as such term is defined below. The Second Closing is subject to certain conditions precedent as set forth in the Lind SPA. Pursuant to the Lind SPA, upon the payment of each funding amount, the Company agreed to pay Lind a commitment fee (the “Commitment Fee”) in an amount equal to 3.5% of the applicable funding amount being funded by Lind at the applicable Closing.

The amount of Lind Warrants to be issued upon the occurrence of the Second Funding Amount and in the Second Closing was expected to be equal to 1/3 times the applicable purchase price of the Lind Notes divided by the lower of (i) $0.6102 and (ii) the closing price of the Company’s ordinary shares on the trading day before the applicable closing date, under the original terms of the Lind SPA.

Pursuant to the Lind SPA, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) no later than 30 days from entry into the Lind SPA to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants (the “Lind Shares”). Additionally, the Company agreed that if the Company at any time determines to file a registration statement under the Securities Act to register the offer and sale, by the Company, of ordinary shares (other than on Form F-4 or Form S-8, an at-the-market offering, or a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company will, as soon as reasonably practicable, give written notice to Lind of its intention to so register the offer and sale of ordinary shares. Within 5 business days of the Company’s delivery of any such notice to Lind, Lind may request that the Company include in such registration any Lind Shares that are not already registered or that may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale.

The Lind Note issued under the Lind SPA in the First Closing has a maturity date of May 8, 2025, and the Lind Note issued under the Lind SPA in the Second Closing was expected to have a maturity date of 2 years from the date of issuance (the “Maturity Date”).

Beginning on the date that is the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Lind Note, the Company shall repay the Lind Note in twelve (12) consecutive monthly installments, on such date and each one (1) month anniversary thereof (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600,000 (the “Repayment Amount”), with the option of Lind to increase one Monthly Payment up to $1,500,000 by providing written notice to the Company. The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the product of Repayment Amount multiplied by 1.05 (ii) (ii) ordinary share, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90)% of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date. Unless waived in writing in advance by Lind, the Company may not make payments in ordinary shares unless such shares (A) may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the Securities Act and the registration statement is in effect and lawfully usable to effect immediate sales of such shares by Lind.

Each Lind Note to be issued will be convertible at the option of Lind at a conversion price equal to the lower of (i) $0.9763 and (ii) 1.6 times the closing price of the Company’s ordinary shares on the trading day before the applicable closing date (the “Conversion Price”). Upon the occurrence and during the continuance of an Event of Default (as defined in the Lind Note) Lind shall have the option to convert the Lind Note at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80)% of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery of the applicable notice of conversion. The Conversion Price is also subject to certain adjustments as set forth in the Lind Note.

The Lind Note will not bear interest other than in the event that if certain payments under the Lind Note as set forth therein are not timely made, the Lind Note will bear interest at the rate of 2% per month (prorated for partial months) until paid in full. The Company will have the right to prepay the Lind Note under the terms set forth therein.

The Company shall have the right to prepay all, but not less than all, of the applicable Lind Note following the date that is sixty (60) days after the earlier to occur of (a) the date the Registration Statement is declared effective by the SEC or (b) the date that any shares issued pursuant to the applicable Lind Note may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale at an amount equal to the outstanding principal amount of the Lind Note multiplied by 1.05.

Pursuant to the Lind Note, the Company agreed that in the event that, at any time following the First Closing, the Company or its subsidiaries, issue any debt, including any subordinated debt or convertible or any equity interests, other than Exempted Securities, as such term is defined in the Lind SPA, in one or more transactions for aggregate proceeds of more than $10,000,000 of cash proceeds being received by the Company, unless otherwise waived in writing by and at the discretion of Lind, the Company will immediately utilize 20% of the proceeds of such issuance to repay the Lind Notes issued to Lind pursuant to the Lind SPA, until there remains no outstanding and unconverted principal amount due.

Lind will not have the right to convert the portion of the Lind Note or exercise the portion of the Lind Warrant, if Lind together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% if Lind already owns greater than 4.99)% of the number of ordinary shares outstanding immediately after giving effect to such conversion or exercise.

On August 24, 2023, we and Lind entered into an amendment (the “August 2023 Lind Amendment”) to the Lind SPA, the Lind Note and the Lind Warrants pursuant to which we agreed to amend the definition of “First Funding Amount” in the Lind SPA such that Lind would fund us with $1 million, less the Commitment Fee, immediately upon execution of the August 2023 Lind Amendment. In addition, Lind agreed to provide us with an additional $500,000, less the Commitment Fee, within five (5) business days following our providing written confirmation to Lind that we have filed the Registration Statement to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants and that there is no ongoing Event of Default or that no event of default will occur as a result of such additional funding.

As consideration for the amendments to the First Funding Amount in the August 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $7.2 million to $9 million. Additionally, we agreed to amend the conversion price of the Lind Note to $0.45. Further, as consideration for the August 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 2,541,790 of our ordinary shares bringing the total amount of shares that can be purchased under the Lind Warrant to 5,000,000 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant to $0.45 per ordinary share.

In connection with the additional $1 million funding pursuant to the August 2023 Lind Amendment, we agreed issue to Lind a new warrant to purchase 2,500,000 ordinary shares with an exercise price of $0.45 per ordinary share and under the same terms and conditions as the Lind Warrant. Finally, in the event that the Registration Statement is filed and we receive the additional $500,000 funding amount, we agreed to issue to Lind a new warrant to purchase a number of ordinary shares equal to $500,000 divided by the closing price of our ordinary shares on the date prior to the filing of the Registration Statement, at an exercise price equal to 1.25 multiplied by the average of the daily volume weighted average prices during the five (5) trading days prior to the filing of the Registration Statement, and under the same terms and conditions as the Lind Warrant.

On November 28, 2023, we and Lind entered into an additional amendment (the “November 2023 Lind Amendment”) to the Lind SPA, the Lind Note and the Lind Warrants pursuant to which we agreed to further amend the definition of “First Funding Amount” in the Lind SPA such that Lind would fund us with an additional $500,000 in cash immediately upon execution of the November 2023 Lind Amendment. Pursuant to the November 2023 Lind Amendment. We also agreed to amend the definitions of “Second Funding Amount” and “Second Principal Amount” in the Lind SPA to decrease such amount from $10.0 million to $9.5 million and from $12.0 million to $11.4 million, respectively.

As consideration for the amendment to the First Funding Amount in the November 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $9.0 million to $9.6 million. Additionally, we agreed to amend the conversion price of the Lind Note from $0.45 to $0.35. Further, as consideration for the November 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 1,428,572 of our ordinary shares, bringing the total amount of shares that can be purchased under the Lind Warrants to 8,928,572 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant from $0.45 per ordinary share to $0.35 per ordinary share. Finally, we agreed to file a registration statement (or amend an existing registration statement) no later than 15 days from entry into the November 2023 Lind Amendment to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants.

Lind currently claims that we are in default under the outstanding Lind Convertible Note and Lind Agreement due to our alleged failure to file a registration statement within 30 days of the entry into the Lind Agreement and have such registration statement declared effective within 90 days of our entry into the Lind Agreement, as well as for certain issuances we made in contravention of the Lind Agreement (including the entry into the Shayna Loan Agreements). As a result of this claimed default it is uncertain when, if at all, we may be able to receive the additional amounts called for under the Lind Agreement as part of the Second Closing. They are expected to convert after a registration statement is filed by us, which we intend to promptly file following the filing of this Annual Report.

Dominion Equity Line of Credit

On March 28, 2023 (the “Effective Date”), we and Dominion Capital LLC and its affiliates (together, “Dominion”) entered into an Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company, may, but is not required to, issue up to $100,000,000 of the Company’s ordinary shares to Dominion over the course of 36 months from the Effective Date.

As consideration for Dominion’s purchase commitment, the Company issued to Dominion 1,000,000 (100,000 post the reverse split) of its ordinary shares on the Effective Date (the “Commitment Shares”). The Commitment Shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Dominion has agreed not to sell or transfer the Commitment Shares for a period of six (6) months following the Effective Date. Dominion had previously claimed that it has advanced to the Company $2.5 million as an upfront commitment under the ELOC (the “ELOC Upfront Commitment”) upon closing of the Business Combination. Upon a draw-down of the equity line by the Company, 50% of such draw down must be used to first repay the ELOC Upfront Commitment. The Company never filed an F1 to register this ELOC.

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

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving five trading days’ notice to Dominion to terminate the Purchase Agreement provided that (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to Dominion pursuant to the Agreement, including the Up-Front Advance. Dominion has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the ordinary shares of the Company.

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

Convertible Notes

Upon the closing of the Business Combination, agreement the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,319 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,319 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full. The proceeds from the Convertible Notes Agreements were used to pay expenses in connection with the closing of the Business Combination agreement. The loan from AGP wasn’t either paid or converted.

AGP claims that the Company is in default under the Convertible Notes Agreements, having failed to make the required payments thereunder, and the parties are in a commercial dispute. We are currently in discussions with AGP and the Vendor as to solutions to cure the claimed defaults and anticipate resolving the issue following the filing of this Annual Report.

A-Labs Loan

On January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which A-Labs agreed to issue us a $1,000,000 principal amount note for gross proceeds of $900,000 (the “A-Labs Loan”). The principal amount A-Labs Loan is due to be repaid in one repayment on January 16, 2026 (the Maturity Date”) (36 months from the execution of the A-Labs Loan). The A-Labs Loan bears interest at 12% per annum and interest became payable quarterly commencing on April 1, 2023 until the Maturity Date. Overdue payments will accrue interest in arrears at the rate of 18% per annum from the relevant payment date until such payment is made.

In order to secure the repayment under the A-Labs Loan, we committed to apply to the within two (2) business days from receipt of the A-Labs Loan, to register a floating lien in favor of A-Labs on certain of our assets.

A-Labs currently claims that we are in default under the A-Labs Loan, having failed to make the required quarterly interest payments thereunder or timely provide a lien on our assets in favor of A-Labs with the Registrar of Companies. We are currently in discussions with A-Labs as to solutions to cure the claimed defaults and anticipate curing the defaults following the filing of this Annual Report.

BST Loan

We entered into a Loan and Security Agreement with Blackswan Technologies, Inc., a Delaware corporation (“BST”), with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, we may make, at our sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000,000.

The principal amounts we lend to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to fifteen percent (15%) and are repayable on January 1, 2025, provided that BST has the right to prepay the any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to eighteen percent (18%).

As a continuing security for the full and punctual payment and performance when due (whether at stated maturity, acceleration or otherwise) of BST’s obligations under the BST Loan Agreement, each of BST and its subsidiary, Blackswan Technologies Gmbh, a German company (“BST Germany”), granted us a first ranking fixed charge and pledge in all of the rights and interests of BST, BST Germany and their subsidiaries (i) under any agreements entered into by any of them following the effective date of the BST Loan Agreement and any rights to receive proceeds thereunder and (ii) in any Intellectual Property.

As of the date of this Annual Report, we made cash advances in an aggregate amount of $2.066 million to BST under the BST Loan Agreement.

Debt Arrangement with Comsec Creditors

On March 24, 2024, we entered into a debt settlement agreement (the “Debt Settlement Agreement”) with certain creditors of Comsec. Comsec’s total liabilities are equal to approximately NIS 55.0 million (approximately $14.8 million) divided between different groups of creditors with different priorities, which is covered by a guarantee by us of up to NIS 50.0 million (approximately $13.4 million). Pursuant to the Debt Settlement Agreement, we agreed with one of Comsec’s creditors to pay NIS 13.656 million (approximately $3.7 million) in accordance with the following payment schedule:

(i)	NIS 5.0 million (approximately $1.3 million) to be paid no later than April 7, 2024

(ii)	NIS 4.328 million (approximately $1.2 million) to be paid no later than paid May 15, 2024

(iii)	NIS 4,328 million (approximately $1.2 million) to be paid no later than July 15, 2024

As of the date of this Annual Report, we have paid the first two installments and expect to pay the third installment after the filing of this Annual Report.

Quantitative and Qualitative Disclosures of Market Risk

HUB is highly exposed to market risk in the ordinary course of business given its dependency on share issuances for financing transactions. Market risk represents the risk of loss that may impact HUB’s financial position due to adverse changes in financial market prices and rates. HUB’s market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Exchange Rate Risk

Though HUB operates internationally, its operations are primarily located in Israel and the majority of its expenses are denominated in New Israeli Shekels, or NIS. HUB is subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to its foreign currency exposures as of December 31, 2023, a 10% unfavorable movement in foreign currency exchange rates would have increased its operating loss by approximately 0.31%.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

HUB’s exposure to the risk of changes in market interest rates relates primarily to HUB’s long-term liabilities with floating interest. This risk is of primary focus to HUB given its current dependency on debt financing and the ability to obtain future debt financing. HUB manages its interest rate risk by seeking to have a balanced portfolio of fixed and variable rate loans.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. HUB will qualify as an “emerging growth company” under the JOBS Act.

HUB is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” HUB chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Business Combination or until HUB is no longer an “emerging growth company,” whichever is earlier.

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

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2023. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Recent Accounting Pronouncements

See Note 4 within HUB’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 included in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of August 13, 2024:

Name	Age	Position
Executive Officers
Noah Hershcoviz	41	Chief Executive Officer and Director
Lior Davidsohn	44	Interim Chief Financial Officer
Nachman Geva	53	Chief Technology Officer
Osher Partok Rheinisch	51	Chief Legal Officer

Directors
Kasbian Nuriel Chirich (1)(2)(4)	65	Chairman of the Board
Lior Lurye (1)(3)(4)	57	Director
Ilan Flato (1)(2)(3)(4)	66	Director
Matthew Kearney (4)	59	Director
Uzi Moskovich	59	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating, governance, compliance and sustainability committee

(4)	Independent director under the rules of Nasdaq

Executive Officers

Noah Hershcoviz has served as our Chief Executive Officer since December 2023 and as a member of our board of directors since October 2023. Mr. Hershcoviz previously served as our Chief Strategy Officer from October 2023 to December 2023. Mr. Hershcoviz has served as a member of the boards of BlackSwan Technologies AI since 2022, the 12.64 Fund since 2021, and A-Labs Capital II Corp. (TSXV: ALAB-P.V) since 2021, and Sency.Ai since 2020. Mr. Hershcoviz previously served as a member of the boards of AdRabbit Ltd. (TSXV: RABI) from 2021 to 2023 and Oceansix Future Paths Ltd. (TSXV: OSIX.V) from 2020 to 2022. Mr. Hershcoviz has also served as Managing General Partner of the 12.64 Fund since 2021 and as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory since 2017. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LLB in law and a B.A. in Accounting from The Interdisciplinary Center in Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

Lior Davidsohn has served as our Interim Chief Financial Officer since February 2024, as well as during September and October 2023. From 2019 to 2023 Mr. Davidsohn was a finance manager and business controller at Philips Electronics IL in Israel. Prior to that, from 2018 to 2019, Mr. Davidsohn was the chief financial officer of Compedia Ltd., a finance director at Leadcome from 2017 to 2018, and the chief accounting officer at Alcatel-Lucent Ltd. From 2014-2017. Mr. Davidsohn is a certified CPA and holds a B.A. in Social Sciences from Bar-Ilan University in Israel and a CPA Accreditation from the College of Management in Israel.

Nachman Geva has served as our Chief Technology Officer since January 2024. Since 2014, Mr. Geva has served as the chief technology officer for A.I.S. Active Intelligence Solutions Ltd., a company that he also co-founded. From 2019 to 2021, Mr. Geva served as the vice president of research and development and the chief product officer of Verint’s CES Ltd.’s Data Intelligence group, and from 2018 to 2019, he served as the vice president of research and development and the chief product officer of WebIntPro Ltd. Mr. Geva holds a B.A. in Computer Science from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA from the University of Massachusetts Amherst.

Osher Partok Rheinisch has served as our Chief Legal, Compliance and Data Protection Officer since September 25, 2022. Prior to joining HUB, Ms. Rheinisch served as the General Counsel and Compliance Officer at Orgenesis, Inc. (Nasdaq: ORGS) from March 2021 to September 2022. Prior to serving at Orgenesis, Ms. Rheinisch served as the Compliance Counsel at Amdocs Ltd (Nasdaq: DOX) from November 2017 to March 2021.  Ms. Rheinisch earned an LLB and MBA from Tel Aviv University and she has more than 20 years of commercial, corporate and compliance legal experience. Ms. Rheinisch was admitted to both the Israel and the New York State Bars and she is a member of the Association of Corporate Counsels and the International Association of Privacy Professionals through which she holds CIPP/E, CIPM and FIP certifications.

Directors

Kasbian Nuriel Chirich has served as the Chairman of our Board of Directors since February 2023. Mr. Chirich currently serves as the Honorary Consul of Tanzania in Israel. Mr. Chirich founded Cellect Biotechnology Ltd. in 2011 and served as executive chairman of its board of directors from 2014 until 2020, prior to the completion of its business combination with Quoin Pharmaceuticals, Inc., in 2021 Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and chief executive officer of LeadCom Kasbian (TZ) Ltd., which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania.

Lior Lurye has served as a member of our Board of Directors since December 2023. Ms. Lurye has served as the chief executive officer and owner of Lior Lurye Computer Applications Ltd., Tel Aviv, Israel, since 1999 and served as a member of the board of directors of Top Image Systems Ltd., which was previously listed on Nasdaq, from 2009 to 2012. Prior to founding Lior Lurye Computer Applications Ltd., Ms. Lurye served as a project manager at Bezeq, an Israeli telecommunications company, from 1998 to 1999, and as the vice president of information technology at Adir International Communications, Israel. Ms. Lurye holds a B.Sc. in Mathematics and Computer Science from Touro College in New York and an M.B.A. from Tel Aviv University, Israel. Ms. Lurye also received certification as a computer science practical engineer from Tel Aviv University, Israel. Since Lior Lurye Computer Applications Ltd. is a competitor of Aginix Engineering & Project Management Ltd. and Senscom Consulting and Project Management Ltd., two of our QPoint group subsidiaries. Ms. Lurye does not vote on any matters related to Aginix, Senscom or QPoint.

Ilan Flato has served as a member of our Board of Directors director since April 2023. Mr. Flato has served as President and Chief Executive Officer of The Israeli Association of Publicly Traded Companies (on the Tel-Aviv Stock Exchange) since January 2012. Mr. Flato served as a member of the boards of the Business Corporations of Kibbutz Naan from 2018 to 2020, and Gal Provident Funds from 2009 to 2019, respectively. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the division manager and vice president for planning, economics and online banking in United Mizrahi Bank Tefahot and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato has served as a director of Tower Semiconductor Ltd. since 2009, as well as on the audit and compensation committees, and served as a member of the board of directors of many government-owned companies as well. Mr. Flato holds a B.A. in Economics from Tel-Aviv University in Israel, an LLB from Netanya College in Israel, an M.A. in Law from Bar-Ilan University in Israel and an MSIT from Clark University. Mr. Flato has been a member of the Israel Bar Association since 2011.

Matthew Kearney has served as a member of our Board of Directors since March 2023, upon the completion of the Business Combination. Mr. Kearney previously served as RNER’s Chief Executive Officer and has served as a member of its board of directors since October 2021 and became the Chairman of RNER’s board of directors upon the consummation of the RNER IPO. Mr. Kearney has 30 years of experience as an investment executive, Chief Executive Officer, Executive Chairman, and head of mergers and acquisitions in the United States and United Kingdom in the areas of private equity, technology, media and telecom industries. Mr. After graduating from the London Business School and as Investment Director at 3i PLC, Matthew joined Carlton Communications PLC, the acquisitive FTSE 100 media conglomerate, as head of Mergers & Acquisitions, becoming an officer of the board in the process. Mr. Kearney moved to New York in 2002 to take up his first Chief Executive Officer position at Screenvision, LLC, a Carlton/Thomson joint venture where he grew revenue by 300%, with strong EBITDA margins leading to a profitable sale of Screenvision LLC to the Disney Family ’s Shamrock PE fund in 2010. Mr. Kearney has since launched the global news site Mail Online in the United States, then ran a Carlyle Group Portfolio Company as Executive Chairman. Mr. Kearney has served as the Chief Executive Officer of ICV’s portfolio company Leading Response since 2019 and as an operating partner of Rockbridge Growth Equity, LLC since 2015. Mr. Kearney holds or has held board positions on companies in Rock Holdings Inc. (NYSE:RKT) and Telenor ASA (NORWAY:TEL). He was a member of the investor group of MI Acquisitions, a NASDAQ listed special purpose acquisition company (“SPAC”) that completed its initial business combination in 2018 to become Priority Technology Holdings (NASDAQ: PRTH). Mr. Kearney was subsequently appointed board director and audit chair of Priority Technology. Mr. Kearney’s not for profit affiliations have included board positions at the British Academy of Film and Television Arts (“BAFTA”) and the American Financial Education Alliance (“AFEA”) which is dedicated to improving the public’s understanding of personal wealth management. Mr. Kearney has an MBA from London Business School, a BSc (Hons) in Aerospace Aeronautical and Astronautical Engineering from Manchester University, and C.Eng. (“RAeS”).

Uzi Moskovich has served as a member of our board of directors since June 2021 and as our Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as Chairman from April 2022 to February 2023. Mr. Moskowitz has served as the Chief Executive Officer of Wave Guard Technologies Ltd. since February 2019, and from 2018 to 2018 as the Vice President at Israel Aerospace Industries (IAI). Mr. Moskowitz has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) since February 2021 and April 2018, respectively. Mr. Moskowitz received his B.Sc. in Aeronautical Engineering from the Technion Israel Institute of Technology, his MBA from New York University and his M.Sc. in Strategic Studies from the US Army War College.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2023 was approximately $254,000. In addition, in 2023 we granted to our executive officers and directors a total of 550,000 restricted share units and 350,000 performance share units to purchase our ordinary shares. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2024, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $338,000. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2024.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)(3)	Variable compensation ($)	Equity-Based Compensation ($)(4)	Total ($)
Uzi Moskovich
Former Chief Executive Officer and Director(5)	222,198	-	475,713	697,912
Noah Hershcoviz
Chief Executive Officer and Director(6)	49,427	-	113,753	163,179
Osher Partok Rheinisch,
Chief Legal Officer	281,855	-	1,128,230	1,410,085
Hugo Goldman
Former Chief Financial Officer(7)	272,576	-	-	272,576
Andrey Iaremenko
Former Chief Technology Officer(8)	334,323	-	-	334,323

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2023.

(3)	Amounts reported in this column include the base salary and the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2023 – 2026 on account of the 2023 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

(5)	Uzi Moskovich served as our chief executive officer from February 2023 to December 2023.

(6)	Noah Hershcoviz was appointed as Director on October 3, 2023, and as Chief Executive Officer on December 4, 2023.

(7)	Hugo Goldman resigned from his position as Chief Financial Officer on August 16, 2023. Kobi Levi was appointed as Chief Officer on November 19, 2023, From August 17, 2023 to November 18, 2023, Lior Davidson, the Company’s VP Finance served as Interim CFO.

(8)	Andrey Iaremenko resigned from his position as Chief Technology Officer on December 31, 2024.

At our annual general meeting of shareholders in 2023, our shareholder approved to modify the compensation payable to our directors and pay each of our directors the following compensation in respect of 2023 and onward, with the cash portion of the compensation to be paid promptly following the end of each calendar quarter (or at the termination of the director’s service in the event of the director’s termination prior thereto):

●	An annual fee of $50,000 for each member of the board of director or $130,000 for the chairman of the board of directors (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year);

●	An annual fee of $10,000 for each member of the audit committee (or $15,000 for the chair), $8,000 for each member of the compensation committee (or $12,000 for the chair), $6,000 for each member of the nominating, governance, compliance and sustainability committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a special committee that may be established by the board of directors from time to time (even if less than a full calendar year);

●	In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 25 meetings of the board of directors and its committees in a calendar year, equal to a pro rata amount of the annual board of director membership fee, based on the applicable number of meetings attended;

●	A grant of 20,000 RSUs to each director on the date of each annual general meeting of the Company, provided that we may defer the grant date if there are insufficient ordinary shares registered with the SEC on a Form S-8, until the date immediately following the filing of the applicable Form S-8. Each such grant of RSUs will vest in eight equal quarterly installments, subject to the continuing service of the grantee as a one of our directors. The vesting period of a director’s first grant of RSUs will commence from the date of such director’s initial appointment or election to the board of directors, and the vesting period of each future grant will commence on the date of the applicable annual general meeting; and

●	RSUs issued to U.S.-resident directors shall be classified as non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

Notwithstanding the foregoing, in light of the extraordinary efforts that our current directors expended in 2023 in dealing with our multiple challenges, at our annual general meeting of shareholders in 2023, our shareholder approved the grant of 50,000 RSUs to each of the current directors following the 2023 annual meeting, on a one-time basis.

Share Option Plans

2007 Employee Stock Option Plan

In 2007, HUB (ALD prior to its merger with HUB) adopted its 2007 Employee Stock Option Plan (the “2007 Plan”), as amended from time to time. The 2007 Plan provides for the grant of options to the employees, directors, office holders, service providers and consultants of HUB and its subsidiaries and affiliates.

Authorized Shares. As of December 31, 2023, there were no ordinary shares reserved and available for issuance under the 2007 Plan pursuant to previously granted options awards that remain outstanding. We no longer grant any awards under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

Administration. HUB’s board of directors, or a duly authorized committee of the board of directors (the “Administrator”), administers the 2007 Plan. Under the 2007 Plan, the Administrator has the authority, subject to applicable law, to (among other things) interpret the terms of the 2007 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of awards, including: the number of shares underlying each award, provisions concerning the time and extent to which the options may be exercised and the nature of restrictions as to transferability, the class and the exercise price of an option or purchase price per share covered by an award, the fair market value of HUB ordinary shares, the time of grant and vesting schedule applicable to an award (including the determination to accelerate an award and/or amend the vesting schedule), the method of payment for shares purchased upon the exercise or (if applicable) vesting of an award or for satisfaction of any tax withholding obligation arising in connection with the award or such shares, the time of the expiration of the awards, the effect of the grantee’s termination of employment, the cancellation or the suspension of awards, prescribe the forms of agreement under which each award is granted, and take all other actions and make all other determinations necessary or desirable for, or incidental to, the administration of the 2007 Plan and any award under the 2007 Plan.

Eligibility. The 2007 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version) (the “Ordinance”) and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. HUB’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.

Grant. All awards granted pursuant to the 2007 Plan are evidenced by a written agreement between HUB and the grantee or a written notice delivered by HUB (the “Award Agreement”). The Award Agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, manner of exercise, term and vesting schedule (including performance goals or measures) and the exercise price, if applicable.

Exercise. An award under the 2007 Plan may be exercised by providing HUB (or to any third party designated by HUB) with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2007 Plan, the Administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless or net exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Plan, and unless otherwise determined by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with HUB or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator. Any awards which are unvested as of the date of such termination, or which are vested but not exercised within the three-month period following such termination, will terminate.

In the event of termination of a grantee’s employment or service with HUB or any of its affiliates due to such grantee’s death or disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised, within one year after such date of termination, unless otherwise provided by the Administrator. Any awards which are unvested as of the date of such termination or which are vested but not exercised within the one-year period following such termination, will terminate.

Notwithstanding any of the foregoing, if a grantee’s employment or services with HUB or any of its affiliates is terminated for “cause” (as defined in the 2007 Plan), unless otherwise determined by the Administrator, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.

Transactions. In the event of an exchange or change of HUB’s ordinary shares by declaration of a s stock split, consolidation or exchange of share capital of HUB recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2007 Plan any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

In the event of a merger, acquisition, reorganization, amalgamation or consolidation of HUB, or a sale of all, or substantially all of HUB’s assets (“Transaction”), (i) all outstanding shares subject to the unexercised portions of outstanding options will be replaced or substituted by the successor corporation in such Transaction and appropriate adjustments shall be made to the exercise price and all other terms and conditions shall remain unchanged, all as determined by the Administrator or (ii) if the outstanding options are not assumed or substituted the Administrator may provide for an acceleration of vesting of unvested options as of the date that is ten days from the date of the Transaction.

In the event HUB is voluntarily liquidated or dissolved, all vested and unexercised options shall become exercisable within ten days of notice to the grantee, and following such period, all remaining outstanding options will terminate immediately.

2021 Employee Stock Option Plan

In 2021, HUB adopted the 2021 Employee Stock Option Plan (“2021 Plan”). The 2021 Plan provides for the grant of equity-based incentive awards to HUB’s and its affiliates’ employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of HUB or its affiliates and to promote the success of HUB’s business.

Authorized Shares. As of December 31, 2023, there were 2,295,078 ordinary shares reserved and available for issuance under the 2021 Plan. Following the adoption of the 2021 Plan, HUB ceased making grants under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

Administration. HUB’s board of directors, or a duly authorized committee of the board of directors (the “Administrator”), will administer the 2021 Plan. Under the 2021 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

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

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 12.5% of the shares covered by the award at the end of each subsequent six-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to HUB throughout such vesting dates.

Each award will expire up to ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares units (“RSUs”), share purchase rights and other share-based awards.

Options granted under the 2021 Plan to HUB employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable, otherwise an exercise price of an award of less than the par value of the shares (if shares bear a par value) shall comply with section 304 of the Companies Law. The exercise price of a non-qualified stock option shall not be less than 100% of the fair market value of a share on the date of grant of such option or such other amount as may be required pursuant to the section 409A of the Code. Notwithstanding the foregoing, a non-qualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above if such award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with section 424(a) of the Code 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance. The exercise price of an Incentive Stock Option granted under the 2021 Plan may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code. In the case of Incentive Stock Options granted to a ten percent shareholders, (i) the exercise price shall not be less than 110% of the fair market value of the underlying share on the date of grant, and (ii) the exercise period shall not exceed five (5) years from the effective date of grant of such grant.

Exercise. An award under the 2021 Plan may be exercised by providing HUB with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the Administrator may, in its discretion, accept cash, check, provide for net withholding of shares in a cashless or net exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with HUB or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within ninety days after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate.

In the event of termination of a grantee’s employment or service with HUB or any of its affiliates due to such grantee’s death or permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one year after such date of termination, unless otherwise determined in the grantee’s award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate.

The Administrator may, prior to the date of termination, extend the exercise period for the vested and exercisable options for a period not to exceed the period during which the options by their terms would otherwise have been exercisable.

Notwithstanding any of the foregoing, if a grantee’s employment or services with HUB or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), subject to the discretion of the Company, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.

Voting Rights. Grantees will not have the rights as a shareholder of HUB with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares.

Dividends. Grantees holding HUB Ordinary Shares issued upon the exercise or vesting of RSUs will be entitled to receive dividends and other distributions with respect to the quantity of their holdings, subject to HUB’s Articles of Association and applicable taxation.

Transactions. In the event of an exchange or change of HUB’s ordinary shares by declaration of a stock split, consolidation or exchange of share capital of HUB recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2021 Plan any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

In the event of a merger, acquisition, reorganization, amalgamation or consolidation of HUB, or a sale of all, or substantially all of HUB’s assets (“Transaction”), (i) all outstanding shares subject to the unexercised portions of outstanding options will be replaced or substituted by the successor corporation in such Transaction and appropriate adjustments shall be made to the exercise price and all other terms and conditions shall remain unchanged, all as determined by the Administrator or (ii) if the outstanding options are not assumed or substituted the Administrator may provide for an acceleration of vesting of unvested options as of the date that is ten days from the date of the Transaction.

In the event HUB is voluntarily liquidated or dissolved, all vested and unexercised options shall become exercisable within ten days of notice to the grantee, and following such period, all remaining outstanding options will terminate immediately.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Noah Hershcoviz and Uzi Moskovich are independent under such rules.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Ilan Flato and Noah Hershcoviz, and their terms will expire at the annual general meeting of shareholders to be held in 2026;

●	the Class II directors are Uzi Moskovich and Matthew Kearney, and their terms will expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III directors are Kasbian Nuriel Chirich and Lior Lurye, and their term will expire at our annual meeting of shareholders to be held in 2025.

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

Each director will hold office until the annual general meeting of our shareholders in the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Our Articles generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority) to adopt a shareholders resolution. In addition, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors. Directors may also be dismissed or removed by a resolution adopted at a general meeting of shareholders by holders of at least 65% of our outstanding ordinary shares of the total voting power of our shareholders.

Board Diversity Matrix (As of August 13, 2024)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0
LGBTQ+	0
Did Not Disclose Demographic Background	3

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

Our audit committee consists of Ilan Flato, Lior Lurye and Kasbian Nuriel Chirich. Ilan Flato serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of Ilan Flato and Lior Lurye is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Our compensation committee consists of Nuriel Kasbian Chirich, and Ilan Flato. Nuriel Kasbian Chirich serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Compensation policy under the Companies Law

In general, under the Companies Law, the board of directors of a public company must approve a compensation policy after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

●	the majority of such ordinary shares is comprised of shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy voting against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds, and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	The Officer’s level of education, skills, expertise, seniority (in the Company, specifically, and in his profession, in general), professional experience, and achievements.

●	The Officer’s position, areas of responsibility, and terms of employment pursuant to former employment agreements signed with him;

●	The Officer’s contribution to the Company’s business, the attainment of its strategic targets, and the realization of its work plans, profits, resilience, and stability.

●	The extent of the Officer’s responsibilities.

●	The need of the Company to hire and retain an Officer with unique skills, knowledge, or expertise.

●	The existence or absence of a substantive change in the Officer’s position or function or the Company’s demands on him;

●	The Company’s size and nature of its operations;

●	Relation to tenure and employment terms which include retirement bonuses – the tenure or employment period of the Officer, the terms of his tenure and employment during said period, the Company’s performance during said period, the Officer’s contribution to attaining the Company’s targets and generating its profits, and the circumstances of the retirement.

●	The conditions of the market in which the Company operates at any relevant time, including the Officer’s salary terms when compared to the salary terms of Officers with similar positions (or positions of a similar level) in companies with similar characteristics to the Company’s operation.

●	The level of difficulty in locating, recruiting, and retaining Officers and the need to offer an attractive compensation package in a global, competitive market; and (c) changes in the Company’s operation market, operation scope, and complexity.

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

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, signing bonuses and other cash bonuses (such as a special bonuses with respect to any special achievements), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers, other than our Chief Executive Officer, may alternatively be based entirely on a discretionary evaluation. The performance objectives for the annual cash bonus of executive officers, other than our Chief Executive Officer, is required to be approved by the board of directors after recommendation of the compensation committee and the Chief Executive Officer.

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

Under our compensation policy, our executive officers’ (including members of our board of directors) equity-based compensation is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our then-current equity incentive plan. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of those executive officers. Our compensation policy sets the minimum exercise price of the options and the cap for the equity-based compensation. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.

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

Our compensation policy includes our Policy for Recovery of Erroneously Awarded Compensation, in compliance with the requirements of the Nasdaq rules.

Our amended compensation policy, as approved by our shareholders in November 2023, is filed as exhibit to this Annual Report.

Nominating, Governance, Compliance and Sustainability Committee

Our nominating, governance, compliance and sustainability committee consists of Ilan Flato, and Lior Lurye. Lior Lurye serves as chairperson of the nominating, governance, compliance and sustainability. Our board of directors has adopted a nominating, governance, compliance and sustainability committee charter setting forth the responsibilities of the committee, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. Joseph Ginossar of Fahn Kanne, an affiliate of Grant Thornton International, serves as our internal auditor.

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

Under the Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder is acting in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

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

If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, then shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for this purpose.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

There is no pending litigation or proceeding against any of HUB’s office holders as to which indemnification is being sought, and, except as described in the section “Item 8. Financial Information— Consolidated Statements and Other Financial Information -  Legal and Arbitration Proceedings”, HUB is not aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Approval of Private Placements under Israeli Law

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of a company if it will cause a person to become a controlling shareholder or if:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D. Employees

As of December 31, 2023, we had employees or full-time employee equivalents across 3 offices in 2 countries, with employees or full-time employee.

Our total number of employees and full-time employee equivalents is, 223 and 321 as of December 31, 2023 and August 13, 2024, respectively worldwide, which includes the employees of all of HUB’s wholly-owned subsidiaries. As of August 13, 2024, HUB had 37 employees. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 13, 2024 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of August 13, 2024. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

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

For a description of the voting rights attached to our ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is 2 Kaplan St., Tel Aviv, Israel 6473403.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
Directors and Executive Officers of HUB:
Noah Hershcoviz (1)	3,435,306	11.3%
Lior Davidsohn	–	–
Osher Partok Rheinisch (2)	155,621	*
Nachman Geva	–	–
Kasbian Nuriel Chirich (3)	32,599	*
Lior Lurye	–	–
Ilan Flato (4)	31,250	*
Uzi Moskovich (5)	133,177	*
Matthew Kearney (6)	62,444	*

All executive officers and directors as a group (9 individuals)	3,730,397	12.2%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 60,000 restricted share units and (ii) 2,770,043 ordinary shares and warrants to purchase 605,263 Ordinary Shares held by The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner. Mr. Hershcoviz disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. Does not include (i) 140,000 restricted share units, and (ii) 300,000 performance share units, each of which have been granted, but have not yet vested.
(2)	Consists of 155,621 restricted share units. Does not include (i) 65,622 restricted share units and (ii) 50,000 performance share units, each of which have been granted, but have not vested.
(3)	Consists of 31,250 restricted share units and 1,349 ordinary shares. Does not include 18,750 restricted share units, which have been granted, but have not yet vested and 5,000 ordinary shares that have not yet been issued pursuant to an agreement that Kasbian Nuriel Chirich entered into with the Company in January 2023.
(4)	Consists of 31,250 restricted share units. Does not include 18,750 restricted share units, which have been granted, but have not yet vested.
(5)	Consists of 13,177 ordinary shares subject to options exercisable within 60 days of August 13, 2024 and 120,000 restricted share units. Does not include 80,000 restricted share units, which have been granted, but have not vested.
(6)	Consists of 31,250 restricted share units and 31,194 ordinary shares. Does not include 18,750 restricted share units, which have been granted, but have not vested.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of August 13, 2024, there were 30 registered holders of our ordinary shares, (one of which, Cede & Co., is a United States registered holder, holding approximately 27,791,433 shares (which represents 91.2% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2023 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of appointment

Our board of directors currently consists of six directors. Pursuant to our articles of association as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors. All rights to appoint directors and observers terminated upon the closing of the Business Combination.

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

Agreements with Blackswan and A-Labs. We have entered into agreements with certain third parties with whom Noah Hershcoviz, our Chief Executive Officer and director, is an affiliate. Specifically, we entered into a Loan and Security Agreement with Blackswan Technologies, Inc., a company in which Mr. Hershcoviz serves as a director, with an effective date of December 4, 2023. In addition, Mr. Hershcoviz serves as Managing General Partner of The 12.64 Fund, which is a significant shareholder of Blackswan. In November 2023, HUB began to collaborate with Blackswan with the goal to become a significant player in the regulation tech and data fabric industry. See Item 5B. “Liquidity and Capital Resources—Financings” and Item 4A. “History and Development of the Company—Recent Developments.”

Additionally, on January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), a company in which Mr. Hershcoviz serves as Managing Partner, Head of Investing Banking, as further described in Item 5B. “Liquidity and Capital Resources—Financings.” In addition, we paid A-Labs the sum of $4.2 million between July 2021 and March 2023 as consulting fees under a financial advisory services agreement entered into July 2021 (the “A-Labs Agreement”) and we issued to A-Labs warrants to purchase the 4,076,923 of our ordinary shares. Additionally, in March 2023, a total of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $10 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to us to purchase $20 million of our ordinary shares in the PIPE Financing. In December 2022, we amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the financial advisory services agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 4.81 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs. In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans, we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts. The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice. In August 2023, we received from A-Labs a waiver of the retainer fees for the services. Nevertheless as of the date of this Annual Report, there remains unpaid fees of $3,298,000 under the A-Labs Agreement.

Private Placement with Chairman. In January 2023, we entered into an agreement with Kasbian Nuriel Chirich, prior to when he became the Chairman of our Board of Directors in February 2023, for the purchase and sale of 5,000 ordinary shares in consideration for $100,000. As of the date of this Annual Report, we have not issued such 5,000 ordinary shares.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we are and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees and directors, as well as governmental and other regulatory investigations and proceedings.

There is no pending litigation or proceeding against any of HUB’s office holders as to which indemnification is currently being sought, and, except as described below, HUB is not aware of any pending or threatened litigation, the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

The below is a brief summary of the litigation and other proceedings we are currently facing:

1.	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an Insurance reimbursement claim against approximately 16 defendants, with HUB Security being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case.

2.	Contract Tender Litigation – On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800,000 (approximately $250,000) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

The plaintiff’s request to the court cites total damages at NIS 229 million (approximately $70 million). On October 20, 2022, the amount claimed was reduced from NIS 229.44 million to NIS 5.44 million (approximately $1.48 million).

On January 30, 2023, the amount requested was increased to NIS 64 million. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against the Company and its former Chief Executive Officer only. The answer to the amended approval request was submitted by September 3, 2023, and the response by the plaintiffs was submitted on October 22, 2023.

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the mediation attempt did not yield a settlement.

3.

Request for disclosure of documents according to Section 198A of the Companies Law –- On February 8, 2023, Mr. Yuval Lev (the "Petitioner") filed a motion for discovery under Section 198A of the Companies Law (the "Discovery Motion") against the Company in the District Court in Tel Aviv in connection with a claim concerning the Company’s release of the Clover Wolf Fund from its obligation to participate in the PIPE Financing. On April 4, 2023, the Petitioner filed an amended motion for discovery (the "Amended Discovery Motion") in which it demanded the disclosure of an exhaustive list of documents relating to the PIPE Financing, asserting that the Company's alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, 1999, as well as an alleged basis for pursuing legal action against additional third parties. On April 10, 2024, the Company filed a response to the Amended Discovery Motion in which it requested that the confidentiality of certain items of its response be maintained. The court subsequently determined that temporary confidentiality would be maintained and ordered the Petitioner to respond to the Company’s response by September 8, 2024. The preliminary hearing is set for November 7, 2024. At this preliminary stage, it is not possible to assess the chances of the Amended Discovery Motion being granted.

4.

A similar motion to for disclosure of documents according to Section 198A of the Companies Law was filed on July 7, 2024, by Mr. Uri Dahan (the "Petitioner") under Section 198A of the Companies Law (the "Discovery Motion") against the Company in the District Court in Tel Aviv in connection with a claim concerning the Company’s release of the Clover Wolf Fund from its obligation to participate in the PIPE Financing. On July 8, 2024 the Court ruled that due to the similarities to the Lev motion detailed above, the Petitioner will discuss its position with the petitioner in the Lev Discovery Motion and report back to the Court. On July 28, 2024, the Court ruled that the Petitioner should provide to the court further details regarding its attempt to receive information from Lev, and stated that it is likely that the court would instruct both petitioners to share the details of their motions with each other.

5.	PIPE Financing Litigation – On March 6, 2023, Mr. Maj'haj Avner (the "Applicant") filed a class action certification motion (the "Motion to Certify") against the Company and eight additional respondents in the District Court in Tel Aviv, alleging that the Company’s public announcement that it received irrevocable investment commitments as part of the PIPE Financing was false. The Applicant seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The Applicant claims personal damages in the amount of NIS 50,752, while the claim for the alleged damage for the members of the affected group was valued at a total of more than NIS 2.5 million. The Motion to Certify also asserts that the Company's alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, a violation of disclosure obligations under the Israeli Securities Law, and a violation of other statutory duties. On January 30, 2024, eight respondents filed a motion to dismiss outright the Motion to Certify (the "Motion to Dismiss") as well as a Motion to extend the deadline for filing the Company's response to the Motion to Certify. The court ultimately rejected the Motion to Dismiss at a hearing on March 24, 2024. On June 2, 2024, eight respondents filed their response to the Motion to Certify in which they requested that the confidentiality of certain items of its response be maintained which request was subsequently granted by the court. On July 2, 2024, the Applicant responded to the response filed by the eight respondents and on July 9, 2024, sent the eight respondents a demand for disclosure of documents (the “Disclosure Request”). At a hearing held on July 10, 2024, the court recommended that three respondents be removed from the Motion to Certify and the Applicant waive all cause of action that do not relate to the Securities Law which recommendations the Applicant subsequently adopted. At the same hearing, the court ordered five of the respondents to respond to the Disclosure Request by August 11, 2024 and that if the Applicant does not receive a satisfactory response to the Disclosure Request by such date, the Applicant should submit to the court a motion for discovery of documents by September 1, 2024, to which the respondents would be required to respond by September 30, 2024. The Company was also instructed to inform the court by September 23, 2024, if it still stands by its motion regarding confidentiality. A preliminary hearing was set for November 4, 2024.

6.

Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. The Company is in discussions with Oppenheimer regarding settlement of this case.

7.	Dominion Capital Suit - In December 2023, Dominion Capital LLC, a sponsor of the SPAC, Mount Rainier Acquisition Corp., sued the Company in a New York State Court alleging that the Company failed to repay $2.5 million that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserts that it is entitled to damages in the amount of the loan principal plus interest and attorneys’ fees. The Company is defending itself vigorously. In the same action, the Company countersued the sponsor alleging various misconduct aimed at harming the Company. The sponsor moved to dismiss the Company’s counterclaim on the grounds that the Company has failed to state a claim against it. The Court granted the sponsor’s motion to dismiss. The Company is evaluating the Court’s decision and potential grounds for appeal.

8.	Dominion Insolvency Petition – On April 10, 2024, Dominion Capital LLC, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. A response by the Company objecting to the petition was filed by the Company on May 26, 2024 and a response to the response was filed by Dominion on June 13, 2024. The preliminary hearing is set for October 7, 2024.

9.	All Ways Gateport Ltd - On November 6, 2023, All Ways Gateport Ltd. submitted to the Tel Aviv District Court a petition to declare the Comsec Disribution Ltd. (a subsidiary of the Company) insolvent due to an paid debt of USD 71,615. No response has yet been filed and a hearing is scheduled for September 29, 2024.

10.	Class Action Suit –

HUB Cyber Security Ltd. 1:23-cv-05764 (S.D.N.Y.): This case consolidates into one securities class action the complaints filed in the cases styled Efrat Investments LLC et al. v. Hub Cyber Security Ltd., and Green v. Hub Cyber Security Ltd. f/k/a Hub Cyber Security (Israel) Ltd., et al. This action names the Company and current and former officers and directors of the Company (including Eyal Moshe, Hugo Goldman, Uzi Moscovich, Zeev Zell, Moshe Raines, Manish Agarwal, and Moti Franko, “Individual Defendants”) as defendants (collectively, “Class Action Defendants”). Certain shareholders—individuals and entities that purchased or otherwise acquired Company securities pursuant to and/or traceable to the offering materials issued in connection with the Transaction—have alleged that the Class Action Defendants made material misstatements and omissions in the offering materials issued in connection with the Transaction. The shareholders have alleged that the offering materials incorrectly stated that Hub Cyber Security (Israel) Ltd. had secured a committed financing arrangement, contained material misstatements and omissions concerning the Company’s internal controls and misuse of Company funds, and contained materially misleading information concerning the Company’s product. The shareholders seek damages from the Class Action Defendants and/or tender their shares to Class Action Defendants for recovery of the consideration paid therefor. The Company is defending itself vigorously, and has moved to dismiss the action on the grounds that the shareholders lack standing to sue and have failed to state a claim against the Company.

11.	Employee Claims - Two of the Company’s former US employees filed claims in the cumulative amount of approximately $350,000 in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. The claims have since been settled.

Additionally, a few former Israeli employees filed a claim in the Tel Aviv Labor Court:

(a)	A former employee filed a claim against Comsec Ltd. (a subsidiary of the Company) in the amount of NIS 846,716 alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024 and Comsec is required to submit an affidavit by September 15, 2024.

(b)	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 271,593. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. The deadline for filing a statement of defense has been postponed to September 15, 2024.

(c)	An additional former employee filed a claim on July 23, 2024 with regards to alleged missing pension and social benefits payments, in the aggregated amount of NIS 17,443. A statement of defense is scheduled to be filed by the Company by October 6, 2024, and a settlement in the claim is expected to be reached by that date.

Following the finding of the Special Committee, the Company has also filed a claim against two former employees:

(a)	On June 1, 2023, the Company filed a claim against its former Chief of Staff and VP HR and wife of the Company’s former CEO, in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On January 2024 a preliminary hearing was held during which, the parties agreed that a consent judgment would be given stating that the amounts accumulated in the former employee’s name in the provident funds will not be released to either of the parties or to any third party until a final judgment is rendered in the Company's claim against the former employee. A judgment was issued in accordance with the parties' agreements as stated. On February 26, 2024, the Company filed a new claim against the former employee for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On June 26, 2024, the former employee filed her statement of defense. On July 21, 2024, the former employee filed a counterclaim in the amount of NIS 1,268,481. The former employee alleges that this amount is owed to her due to an unlawful termination process carried out against her, which was accompanied by rude behavior, disrespect, and humiliation. In all, the former employee demands the following payments and compensation from the Company: (i) release of severance pay funds accumulated in her favor, (ii) completion of severance pay in the amount of NIS 30,008, (iii) compensation for delayed severance pay, (iv) six months' advance notice pay amounting to NIS 460,590, (v) compensation for gender discrimination and damage to reputation and good name in the amount of six salaries amounting to NIS 460,590, (vi) compensation for dismissal in bad faith, arbitrarily and without a hearing, and workplace bullying in the amount of NIS 230,295, (vii) an annual bonus of NIS 76,765, and (viii) reimbursement of expenses for a business trip abroad on behalf of Hub amounting to at least NIS 10,233. The deadline for filing a statement of defense is September 30, 2024.

(b)	On November 11, 2023, the Company filed a claim against its former CEO in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the court to consolidate the Company’s claim against its former CEO and claim against his wife, the Company’s former Chief of Staff and VP HR described above. Both former employees submitted their response to such request and on June 26, 2024, the court decided that both claims will be handled by a panel of the court but it did not yet decide whether to consolidate the claims. On August 4, 2024, Hub submitted a request to complete the discovery and inspection proceedings by October 15, 2024.

Dividend Policy

HUB does not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

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

B. Memorandum and Articles of Association

Copies of our amended and restated articles of association and memorandum of association are attached as Exhibits 1.1 and Exhibit 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and incorporated by reference herein.

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

Qpoint Acquisition

On April 3, 2024 the Company acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); and (iii) additional NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,00 was already paid as of June 5, 2024).

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

PIPE Subscription Agreements

On March 23, 2022, concurrently with the execution of the Business Combination Agreement, we entered into the Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 50,000,000 ordinary shares at $10.00 per share for gross proceeds of approximately $50 million (the “PIPE Financing”) on the Closing Date. The PIPE Financing did not consummate at closing of the Business Combination as the PIPE Investors failed to remit payment for the shares to be purchased (figures in this paragraph are pre 1:10 reverse split).

In March 2023, we received approximately $4 million of the $50 million in proceeds from the PIPE Financing and issued approximately 400,000 shares in respect thereof. While we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain that we will be able to receive the remaining PIPE funds.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.

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

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a lower tax rate is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (as such term is used in the Israeli Securities Law), whether the recipient is a substantial shareholder or not, and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or a Preferred Technology Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or brokers;

●	traders that elect to mark to market;

●	tax exempt entities or organizations;

●	“individual retirement accounts” and other tax deferred accounts;

●	certain former citizens or long term residents of the United States;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	grantor trusts;

●	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

●	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships or other pass through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

●	holders that own directly, indirectly or through attribution 5% or more of the total voting power or value of all of our outstanding shares.

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

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

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

Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on our ordinary shares and not refundable to a U.S. Holder may be eligible for credit against the U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for a deduction in computing such holder’s U.S. federal income tax liability. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Subject to certain exceptions, dividends on the ordinary shares will generally constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares generally should constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

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

Any such gain or loss recognized generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, subject to certain possible exceptions under the Treaty. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

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

We believe we were not a PFIC in 2023. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. However, there can be no assurances in this regard, nor can there be any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Foreign asset reporting

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO AN INVESTOR. EACH INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR WARRANTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

During 2023, the value of the U.S. dollar strengthened against the ILS by approximately 12.1%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. Our disclosure and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to material weaknesses in internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

Material weaknesses in internal control over financial reporting

In connection with the Internal Investigation described in this Annual Report and the audit of our consolidated financial statements included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. We continue to identify material weaknesesses in our internal control over financial reporting as of December 31, 2023.

These include: (i) lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions; (ii) the fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively; (iii) deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end; (iv) insufficient oversight of certain signatory rights relating to our financial accounts; (v) ineffective design and implementation of Information Technology General Controls (“ITGC”). The Company’s ITGC deficiencies included improperly designed controls pertaining to change management and user access rights over systems that are critical to the Company’s system of financial reporting; and (v) incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

We have begun implementing some remediation steps to improve our internal control over financial reporting and to remediate the identified material weaknesses and expect to continue to do so over the coming months following the filing of this Annual Report, including (i) the hiring of additional accounting and finance resources with public company experience to assist in the expansion and effectiveness of the existing risk assessment, management processes and the design and implementation of controls responsive to those deficiencies; (ii) broadening the scope and improving the effectiveness of existing ITGC for identity and access management, segregation of duties, change management, data governance and program development; (iii) the implementation of enhanced corporate policies and practices including with respect to gifts, loans, conflicts of interest and workplace conduct; (iv) engaging internal and external resources to assist us with remediation and monitoring remediation progress; and (v) delivering periodic training to our team members, including but not limited to technology and accounting staff, on the responsibilities of officers and leaders related to workplace conduct and various compliance issues and internal controls over financial reporting.

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

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in internal control over financial reporting

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Ilan Flato and Lior Lurye is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Item 16C. Principal Accounting Fees and Services

Our consolidated financial statements at December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	2022	2023
	(in thousands)
Audit Fees	$1,000	$1,100
Audit Related Fees	513	200
Tax Fees	100	100
Total	1,613	1,400

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the years ended December 31, 2023and December 31, 2022 relate to services in connection with the Business Combination which we consummated on February 28, 2023.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

We rely on this “foreign private issuer exemption” with respect to the following:

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

●	Quorum requirement for shareholder meetings. Under Nasdaq corporate governance rules, a quorum would require the presence, in person or by proxy, of holders of at least 33.3% of the total issued outstanding voting power of our shares at each general meeting of shareholders. Pursuant to the Articles and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy who hold or represent at least 33.3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors or the chief executive officer concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required (provided that, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee in certain circumstances), (ii) material private placements of shares, which require shareholder approval under the conditions described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Private Placements under Israeli Law,” (iii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law,” and (iv) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems, information, and our customers’ data. Our cybersecurity policies, standards, processes, and practices are part of our information security management program, which is aligned to our ISO 27001 certification, an international standard to manage information security.

Our cybersecurity risk management program includes a secure software development program intended to reduce the introduction of risks into our software, a software vulnerability and patch management program, and cybersecurity incident detection, response, and recovery programs, among others. Our cybersecurity risk team aims to integrate cybersecurity risks into our overall company’s risk management system and processes on an on-going basis.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes; and

●	a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

Additionally, our risk monitoring systems, including our cybersecurity monitoring systems, are regularly audited by our internal auditors as well as cyber security audit companies. We consider the results of external and internal audits of our risk detection and monitoring systems and implement modifications as necessary.

The Audit Committee receives reports from management and the internal auditor on our cybersecurity risks. In addition, management updates the Audit Committee and Board of Directors, as necessary, regarding significant cybersecurity incidents. In addition, the Audit Committee regularly receives reports from management on such topic.

Our cybersecurity management team, including our CEO, Interim Chief Financial Officer, VP Information Technology, Chief Technology Officer (CTO and acting Chief Information Security Officer – CISO) and Chief Legal Officer, are responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. By the nature of our business, our management team gained expertise in cybersecurity, each member bringing years of experience and strategic leadership in cyber security. Our CTO and acting CISO, who holds a B.S. in Computer Science, and has over 25 years of experience, actively participates in formal courses and conferences to stay current with evolving threats.

Our cybersecurity management team is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or Annual Report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.	6-K	001-41634	99.2	December 13, 2023

1.2	Memorandum of Association of HUB Cyber Security Ltd.					*

2.1	Description of Securities.					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-267035	10.11	November 17, 2022

4.2††	Compensation Policy for Directors and Officers.	6-K	001-41634	Annex A to Exhibit 99.1	October 5, 2023

4.3††	Specimen Ordinary Share Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.7	November 17, 2022

4.4††	2007 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.9	November 17, 2022

4.5††	2021 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.10	November 17, 2022

4.6	Sponsor Support Agreement, dated as of March 23, 2022, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and initial stockholders of Mount Rainier Acquisition Corp.	F-4	333-267035	10.4	August 24, 2022

4.7	Form of Amended and Restated Warrant Agreement, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent.	F-4	333-267035	4.9	August 24, 2022

4.8	Registration Rights Agreement, dated March 23, 2022, by and among HUB Cyber Security (Israel) Ltd., certain security holders of HUB Cyber Security (Israel) Ltd. and certain security holders of Mount Rainier Acquisition Corp.	F-4	333-267035	4.10	August 24, 2022

4.9	Form of Convertible Note dated February 28, 2023	20-F	001-41634	4.9	August 15, 2023

4.10	Form of Registration Rights Agreement dated February 28, 2023	20-F	001-41634	4.10	August 15, 2023

4.11	Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.11	August 15, 2023

4.12	First Amendment to Senior Secured Demand Promissory Note dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.12	August 15, 2023

4.13	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. and Dominion Capital LLC	6-K	001-41634	99.1	March 30, 2023

4.14	Securities Purchase Agreement, dated May 4, 2023 by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC	6-K	001-41634	99.1	May 8, 2023

4.15	Form of Convertible Promissory Note	6-K	001-41634	99.2	May 8, 2023

4.16	Form of Warrant	6-K	001-41634	99.3	May 8, 2023

4.17	First Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated August 24, 2023.	6-K	001-41634	99.1	August 25, 2023

4.18	Second Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated November 28, 2023.	6-K	001-41634	99.1	November 29, 2023

4.19	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.20	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.21	English Translation of Convertible Loan Agreement, dated July 9, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.19	August 15, 2023

4.22	Financial Advisory Services Agreement dated as of July 20, 2021, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.20	August 15, 2023

4.23	Addendum No. 1 to Financial Advisory Services Agreement dated as of December 28, 2022, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.21	August 15, 2023

4.24	English Translation of Loan Agreement, dated January 16, 2023 by and between HUB Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.22	August 15, 2023

4.25†	Commitment Letter, dated November 16, 2021 by and among, Bank Mizrahi Tefahot Ltd, HUB Cyber Security Ltd. and Comsec Ltd.	20-F	001-41634	4.23	August 15, 2023

4.26	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.					*

4.27	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.					*

4.28	Form of Warrant issued by HUB Cyber Security Ltd. to First 2023-2024 Accredited Investors.					*

4.29	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.					*

4.30	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.					*

4.31	Form of Warrant issued by HUB Cyber Security Ltd. to Second 2023-2024 Accredited Investors.					*

4.32	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and March-June 2024 Investor.					*

4.33	Amendment to Securities Purchase Agreement, Warrant and Note, dated April 3, 2024.					*

4.34	Second Amendment to Securities Purchase Agreement, Warrants and Notes, dated June 26, 2024.					*

4.35	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and March-June 2024 Investor.					*

4.36	Form of Warrant issued by HUB Cyber Security Ltd. to March-June 2024 Investor.					*

4.37	Share Purchase Agreement between HUB Cyber Security Ltd., Gyro Sky Solutions Ltd., Dolet Systems Ltd., Gari Brizinov, Yaacov Golpur, Qpoint Technologies Ltd., Sensecom Consulting and Projects Management Ltd., Aginix Engineering and Project Management Ltd. and Integral Telemanagement Services Ltd., dated April 3, 2024.#†					*

4.38	Loan and Security Agreement, dated December 4, 2023, among HUB Cyber Security Ltd. and Blackswan Technologies, Inc.					*

4.39	First Amendment to Convertible Loan Agreement, dated August 17, 2023, by and between HUB Cyber Security Ltd. and Shayna LP					*

4.40	First Amendment to Convertible Loan Agreement, dated March 31, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited					*

4.41	Second Amendment to Convertible Loan Agreement, dated April 18, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited					*

4.42	Third Amendment to Convertible Loan Agreement, dated May 9 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited					*

4.43	English Translation of Form of Debt Settlement Agreement, dated March 24, 2024, between a vendor, Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.					*

4.44	Specimen Warrant Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.8	November 17, 2022

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

97.1††	Policy for Recovery of Erroneously Awarded Compensation	6-K	001-41634	Appendix A to 99.1	October 5, 2023

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

HUB CYBER SECURITY LTD.

Date: August 16, 2024	By:	/s/ Noah Hershcoviz
	Name:	Noah Hershcoviz
	Title:	Chief Executive Officer

HUB CYBER SECURITY LTD.

 CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

HUB CYBER SECURITY LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Hub Cyber Security Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d, to the financial statements, as of December 31, 2023, the Company has incurred accumulated losses in the amount of $186,488 thousand, has negative working capital in the amount of $54,323 thousand, has not complied with certain covenants of a loan agreement with a bank and is currently in default on covenants and payments required under other debt facilities it currently has outstanding, has net cash used from operating activities in the amount of $16,202 thousand for the year ended on December 31, 2023, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

A Member of EY Global

We have served as the Company’s auditor since 2018.

Tel-Aviv, Israel

August 16, 2024

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	3,522	3,994
Restricted cash and bank deposit		1,637	1,575
Trade receivables, net	7	9,867	24,057
Other assets	8	5,083	1,672
Inventories		-	1,900
		20,109	33,198

NON-CURRENT ASSETS:
Long-term receivables	5,29(7)	725	872
Long-term restricted deposit		151	3,002
Long-term deposit		177	-
Property and equipment, net	10	1,035	1,314
Right-of-use assets	9	2,510	6,507
Goodwill	11	2,467	13,702
Intangible assets, net	11	5,416	16,198
		12,481	41,595
		32,590	74,793

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2023	2022

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term loans	13	11,878	13,432
Convertible loans	17	14,449	-
Trade payables	14	9,867	13,771
Current maturities of lease liabilities	9	733	1,472
Current maturities of other liabilities	12a	5,078	3,839
Other accounts payable	15	32,427	25,322
		74,432	57,836

NON-CURRENT LIABILITIES:
Long-term liabilities	16	147	887
Warrants liabilities	17	6,047	-
Lease liabilities	9	1,712	4,995
Deferred tax liabilities	25	116	161
Other long-term liabilities	12a	-	1,064
Net employee defined benefit liabilities	19	869	1,040
		8,891	8,147

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	20
Share capital and premium		103,386	81,620
Share options		10,918	10,367
Treasury shares		(1,230)	(1,230)
Other reserves		19,905	14,698
Accumulated deficit		(186,488)	(99,042)
		(53,509)	6,413

Non-controlling interests		2,776	2,397
Total shareholders’ equity (deficit)		(50,733)	8,810
		32,590	74,793

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

USD in thousands (except per share data)

		Year ended December 31,
		2023	2022	2021
	Note	USD in thousands (except share and per share data)

Revenues		42,657	50,002	29,533
Cost of revenues	24a	41,907	45,914	24,711

Gross profit		750	4,088	4,823

Research and development expenses, net	24b	5,886	5,574	5,796
Sales and marketing expenses	24c	10,694	21,674	2,683
General and administrative expenses (*)	24d	49,172	57,271	9,313
Other expenses, net	24e	12,723	-	-
Operating loss		(77,725)	(80,430)	(12,969)

Finance income	24f	(484)	(469)	(5)
Finance expenses	24f	7,194	1,384	296

Loss before taxes on income		(84,435)	(81,345)	(13,260)
Taxes on income (tax benefit)	25	171	(776)	262
Net loss from continuing operation		(84,606)	(80,569)	(13,522)
Net income (loss) from discontinued operation		(2,030)	569	107
Attributable to:
Equity holders of the Company		(87,446)	(81,595)	(13,030)
Non-controlling interests		810	1,595	(385)
		(86,636)	(80,000)	(13,415)

Net loss per share attributable to equity holders of the Company ($):	26
Basic and diluted net loss per share from continuing operation		$(8.82)	$(9.38)**	$(1.74)**
Basic and diluted net profit (loss) per share from discontinued operation		$(0.21)	$0.07	$0.01
Weighted average number of shares outstanding used in computation of basic and diluted loss per share (in thousand)		9,686	8,529 **	7,751 **

*)	Including $525 thousand and $57 thousand of allegedly misappropriated expenses by two former senior officers of the Company, during the years 2022 and 2021, respectively. See note 1e below.

**)	Shares and per shares amounts have been retroactively adjusted to reflect the reverse stock splits as described in note 20a.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

USD in thousands

		Year ended December 31,
		2023	2022	*)2021
	Note	USD in thousands

Net loss from continuing operation		(84,606)	(80,569)	(13,522)
Net (loss) profit from discontinued operation		(2,030)	569	107

Other comprehensive loss, net of taxes:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Foreign currency translation adjustments		-	-	(1)

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plan		92	(121)	(653)
Foreign currency translation from functional currency to presentation currency		(940)	(5,473)	2,307
Total other comprehensive income (loss)		(848)	(5,594)	1,653
Total comprehensive loss		(87,484)	(85,594)	(11,762)

Attributable to:
Equity holders of the Company		(88,232)	(87,095)	(11,327)
Non-controlling interests		748	1,501	(435)
		(87,484)	(85,594)	(11,762)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHARHOLDERS’ EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total shareholders’ equity (deficit)
	USD in thousands

Balance as of January 1, 2023	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

Total loss								(87,446)	(87,446)	810	(86,636)
Other comprehensive loss						92	(878)		(786)	(62)	(848)

Total comprehensive income (loss)						92	(878)	(87,446)	(88,232)	748	(87,484)

Warrants exercise	286		(52)						234		234
Options exercise	2,89				(1,122)				1,771		1,771
Issuance of shares to Equity line of Credit (“ELOC’)	1,570								1,570		1,570
Conversion of convertible loans	6,143								6,143		6,143
Issuance of shares and warrants related to the PIPE, net of issuance expenses	3,557								3,557		3,557
Issuance of shares and warrants	110		679	(76)					712		712
Issuance of shares related to RNER merger transaction (Note 5)	7,208								7,208		7,208
Dividend distribution to non-controlling interests									-	(369)	(369)
Cost of share-based payment					7,115				7,115		7,115

Balance as of December 31, 2023	103,386	(1,230)	10,918	-	24,165	(670)	(3,590)	(186,488)	(53,509)	2,776	(50,733)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHARHOLDERS’ EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total Shareholders’ equity

Balance as of January 1, 2022	70,762	(1,230)	1,102	-	9,574	(608)	2,634	(17,447)	64,787	991	65,778

Total loss	-	-	-	-	-	-	-	(81,595)	(81,595)	1,595	(80,000)
Other comprehensive loss	-	-	-	-	-	(154)	(5,346)	-	(5,500)	(94)	(5,594)
Total comprehensive loss	-	-	-	-	-	(154)	(5,346)	(81,595)	(87,095)	1,501	(85,594)
Warrants exercise	451	-	-	-	(81)	-	-	-	370	-	370
Options exercise	2,553	-	-	-	(1,837)	-	-	-	716	-	716
Extension of options to equity holders of the Company (Note 18f)	(5,102)	-	5,102	-	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(95)	(95)
Issuance of shares and options, net of issuance expenses (Note 20)	12,956	-	4,087	76	-	-	-	-	17,119	-	17,119
Cost of share-based payment	-		-		10,516	-	-	-	10,516	-	10,516
Balance as of December 31, 2022	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHARHOLDERS’ EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total Shareholders’ equity

Balance as of January 1, 2021	4,747	-	-	-	-	121	(4,215)	653	-	653

Net loss	-	-	-	-	-	-	(13,232)	(13,232)	(391)	(13,623)
Other comprehensive income	-	-	-	-	(608)	2,513	-	1,905	(44)	1,861

Total comprehensive income	-	-	-	-	(608)	2,513	(13,232)	(11,327)	(435)	(11,762)

Reverse acquisition (Note 5)	21,789	-	1,102	3,677	-	-	-	26,568	1,426	27,994
Issuance of shares, net of issuance expenses (Note 20)	34,571	-	-	-	-	-	-	34,571	-	34,571
Initial consolidation of subsidiaries (Note 5)	9,655	-	-	-	-	-	-	9,655	-	9,655
Repurchase of shares	-	(1,230)	-	-	-	-	-	(1,230)	-	(1,230)
Cost of share-based payment	-	-	-	5,897	-	-	-	5,897	-	5,897

Balance as of December 31, 2021	70,762	(1,230)	1,102	9,574	(608)	2,634	(17,447)	64,787	991	65,778

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:

Net loss	(86,636)	(80,000)	(13,623)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	13	896	312
Other expenses	192	-	-
Financial liabilities recorded as listing expenses	7,648	-	-
Finance expenses related to convertible loans and warrants	5,016	-	-
Revaluation of liability to Legacy	810	-	-
Equity Line of Credit (“ELOC”)	1,570	-	-
Share listing expenses	12,312	-	-
Depreciation and amortization	7,637	7,791	1,853
Impairment of goodwill and intangible assets	15,258	23,356	-
Change in employee benefit liabilities, net	(43)	(364)	(94)
Change in deferred tax liabilities	(39)	(1,059)	58
Cost of share-based payment	7,115	10,516	5,897
	57,489	41,136	8,026

Changes in asset and liability items:
Decrease (increase) in trade receivables	13,242	(1,453)	(6,969)
Decrease (increase) in other assets	(4,730)	2,462	(3,463)
Decrease in receivables for construction contracts	-	-	682
Increase (decrease) in trade payables	(3,436)	544	8,879
Decrease (increase) in inventories	1,812	(288)	(1,195)
Change in balances of government grants	(824)	-	(186)
Increase in other accounts payable	7,980	15,216	2,884
	14,044	16,481	632

Cash paid and received during the year for:

Interest paid, net	(717)	(806)	(315)
Taxes paid	(382)	(243)	-
	(1,099)	(1,049)	(315)
Net cash used in operating activities	(16,202)	(23,432)	(5,280)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2023	2022	2021
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposit	-	(660)	(202)
Withdrawal from restricted bank deposit	3,926	-	-
Investment in restricted cash	(1,493)	140	(210)
Change in long-term deposits	-	-	(3,096)
Purchase of property and equipment	(297)	(624)	(453)
Assets acquisition	-	(5,405)	-
Reverse acquisition (a)	-	-	605
Acquisition of newly consolidated subsidiary (b)	-	-	(12,626)

Net cash provided by (used in) investing activities	2,136	(6,549)	(15,982)

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	2,379	18,836	34,571
Repurchase of shares	-	-	(1,230)
Short-term loans, net	-	1,780	615
Repayment of lease liabilities	(1,711)	(2,065)	(1,079)
Receipt on account of issuance of shares	-	2,251	-
Dividend distribution to non-controlling interests	-	(95)	-
Exercise of options and warrants	2,005	1,086	-
Government grants	-	77	202
Receipt of short-term loans	15,227	-	-
Repayment of short-term loans	(4,973)	(1,210)	(376)

Net cash provided by financing activities	12,927	20,660	32,703

Exchange rate differences on cash and cash equivalents	667	(659)	1,271

Increase (decrease) in cash and cash equivalents	(472)	(9,980)	12,712
Cash and cash equivalents at the beginning of the year	3,994	13,974	1,262

Cash and cash equivalents at the end of the year	3,522	3,994	13,974

Non-cash transactions:

Right-of-use asset and liability	(2,516)	1,306	5,542
Assets acquisition	-	4,796	-
Employee benefit assets and liabilities	97	121	-
Reclassification of deferred issuance cost to equity	1,384	1,717	-
Dividend distribution to non-controlling interests	369	-	-
Conversion of convertible loans	6,143	-	-

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

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,
2021
(b) Initial consolidation of Comsec:	USD in thousands

The subsidiary’s assets and liabilities on acquisition date:

Trade receivables	7,735
Other accounts receivable	614
Inventories	644
Property, plant and equipment	267
Right-of-use assets	2,381
Goodwill	17,057
Intangible assets	16,220
Deferred tax asset	1,720
Deferred tax liability	(2,729)
Short term loan	(9,894)
Trade payables	(4,101)
Other payables	(1,130)
Bank loans	(4,063)
Lease liability	(2,381)
Employee benefit liabilities	(59)
Share capital and premium	(9,655)

Total net cash paid for the acquisition	12,626

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Operation:

HUB Cyber Security Ltd. was incorporated under the laws of the State of Israel in 1984 and its headquarter is located in Tel-Aviv, Israel.

HUB Cyber Security Ltd. (formerly: Hub Cyber Security (Israel) Ltd.) (“the Company”) was incorporated under the laws of the State of Israel in 1984 and is engaged in developing and marketing quality management software tools and professional services solutions. The Company’s software tools aim to allow their users to scientifically predict system failures and prevent them during the design stage. The Company and its subsidiaries (“the Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking, and other sectors in Israel and worldwide. Following the merger between the Company and HUB (see below), the Company also operates in the Confidential Computing and network security industry.

The Company’s ordinary shares have been listed on the Tel-Aviv stock exchange (TASE) since January 23, 2000 and began trading on Nasdaq Capital Market since March 1, 2023. The Company was delisted from TASE on February 28, 2023.

On May 20, 2024, the Company received a letter from Nasdaq regarding the Company’s failure to timely file the Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”), as required by Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”).

On July 19, 2024 the Company responded to the aforementioned letter, stated its intention to comply with the Filing Requirement, and asked for an extension. On July 30, 2024 the Company received a reply from Nasdaq, granting its request for an extension to comply with the Filing Requirement until August 19, 2024.

b.	Merger between the Company and HUB Cyber Security TLV Ltd.:

In June 2021 the Company completed a merger between the Company and HUB Cyber Security Ltd (“HUB”) According to the business combination agreement, HUB became a wholly owned subsidiary of the Company and the Company allocated 51% of its issued and outstanding share capital as of the merger completion date to HUB’s shareholders. From the merger completion date, the Company holds the entire equity and voting rights in HUB.

c.	Merger between the Company and Mount Rainier Acquisition Corp.:

On March 23, 2022, the Company entered into a definitive Business Combination Agreement with Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”) and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger (the “Reverse Recapitalization”). Upon consummation of the Reverse Recapitalization and the other transactions contemplated by the Business Combination Agreement (the “Transactions”) on February 28, 2023 (the “Closing Date”), RNER became a wholly owned subsidiary of HUB.

Prior to the Closing Date, in connection with the closing of the Transactions, the Company and its shareholders recapitalized the Company’s equity securities whereby each ordinary share of the Company was converted into 0.712434 ordinary shares (the “Share Split”). In addition, and as part of the Share Split, each outstanding option to purchase an ordinary share was converted into an option to purchase 0.712434 ordinary shares and the exercise price of such option was increased by dividing the exercise price by 0.712434. As a result of the Share Split, the ordinary shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the Share Split had been in effect as of the date of these consolidated financial statements.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share-based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $12,312 thousand at the closing of the Reverse Recapitalization that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of RNER that were acquired. See additional information in note 5.

d.	Going Concern

The Company’s financial statements have been prepared on a basis that assumes that it will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2024-2025 business plan. However, the Company faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

As of December 31, 2023, the Company has incurred accumulated losses in the amount of $186,488 thousand, and had a negative working capital in the amount of $54,323 thousand. Also, for the year ended December 31, 2023 the Company used $16,885 thousand in operating activities. The Company expects to continue to incur losses in 2024 and potentially thereafter as well. On December 31, 2023, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements and the Company requires an immediate cash injection to fund its operations. Furthermore, there are several legal claims against the Company, for addition information refer to Note 22c. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

Since late 2023, the Company completed several strategic steps to improve its cash position. The Company undertook several efforts to to decreased its burn rate, including strategic layoffs and the replacement of lease contract. Additionally, the Company renegotiated key loan agreements and raised a total of more than $16,000 thousand from investors via debt structures and warrant exercise agreements, including over $5,000 thousand warrants exercised by AKINA Capital.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through interim financing facilities and other capital raising efforts. However, such efforts remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The consolidated financial statements for the year ended December 31, 2023 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. Such adjustments could be material.

e.	Loan to a related party

The Company has provided to Blackswan, a related party, an aggregated amount of $2,012 thousand under the BST Loan Agreement, of which $1,023 thousand was provided until December 31, 2023. See note 29(7).

f.	Internal investigation

As previously disclosed, on April 20, 2023, the Company’s board of directors appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that the Company’s former Chief Executive Officer and President of U.S. operations and former member of the board of directors (“former CEO”), and the Company’s former Chief of Staff and wife of the former CEO, misappropriated (from a Company bank account over which the Company’s former CEO had sole signatory rights) a total of approximately NIS 2,000 thousand (approximately $582 thousand) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that the Company’s former CEO authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of the former CEO, was terminated effective July 24, 2023 for cause and the Company’s former CEO resigned from the Company’s board on August 15, 2023. Additionally, the Company has commenced two legal actions in Israel against the Company’s former Chief of Staff and against the Company’s former CEO to omitted their requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee.

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of the controllers of the Company, with the permission of the Company’s former CEO, used Company credit cards for personal use in the amount of approximately NIS 400 thousand (approximately $110 thousand). These personal expenses were neither factored into the controller’s payroll nor properly documented in the Company’s financial books and records. Additionally, the Company’s former CEO approved a bonus of NIS 250 thousand to the controller. However, this bonus was not paid to the controller but instead was paid to a third-party at the controller’s direction. Prior to the commencement of legal proceedings, the Company reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250 thousand plus VAT was repaid to the Company in 2023.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

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

If any federal authorities were to ultimately determine that the Company violated any laws or regulations, the Company may be exposed to a broad range of civil and criminal sanctions including, but not limited to, injunctive relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee future compliance by the Company, which could be costly and burdensome to the management, and could adversely impact the Company’s business, prospects, reputation, financial condition, liquidity, results of operations or cash flows. Even if an inquiry or investigation does not result in any adverse determinations, it potentially could create negative publicity and give rise to third-party litigation or other actions, which could also have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The Special Committee is neither a civil nor criminal court of law and no court has yet substantiated the findings of the Special Committee. It is possible that a court of law may find differently than the Special Committee has, which could expose the Company to counterclaims from the Former Senior Officer, the former Chief of Staff or others. Additionally, while the Company has informed the Former Senior Officer that he has been summarily dismissed as an employee and has commenced a legal action in Israel against the former Chief of Staff to omitted her requests for severance payments in accordance with Israeli law, there can be no assurance that the Former Senior Officer, the former Chief of Staff or others will not bring forth any claims or commence any litigation against the Company in connection with the former Senior Officer dismissal, the Company’s challenging the former Chief of Staff severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

The Company have commenced legal actions in Israel against the Company’s former Chief of Staff and against the Company’s former CEO to dispute their requests for severance payments in accordance with Israeli law. Two actions were undertaken against the Company’s former Chief of Staff. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to the Company. In the action against the Company’s former CEO, the court was requested to grant an injunction against accessing the accumulated severance package and to order the return of the sums to the Company. These actions are time limited, so the initial action against the Company’s former Chief of Staff was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. The preliminary hearing in both of these cases is set for the coming months and both will be heard in front of the same judge who granted the injunction against the Company’s former Chief of Staff.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

There can be no assurance that the Company’s former CEO, the Company’s former Chief of Staff or others will not bring forth any claims or commence any litigation against us in connection with the Company’s former CEO’s dismissal, his resignation from the board, the Company’s challenging the Company’s former Chief of Staff’s severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

Further, the Company incurred substantial costs and diverted management resources in connection with the Internal Investigation, and the Internal Investigation itself caused us to fail to timely file the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2022 with the SEC. The Company may also incur material costs associated with the indemnification arrangements with the current and former directors and certain of the Company’s officers, as well as other indemnitees related to law suits or regulatory proceedings that have arisen and may arise in the future from the Internal Investigation.

g.	Definitions:

In these financial statements:

The Company	-	HUB Cyber Security Ltd.

RNER	-	Mount Rainier Acquisition Corp., a Delaware corporation

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Investees	-	Subsidiaries.

The Group	-	The Company and its investees.

Related parties	-	As defined in IAS 24.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless stated otherwise.

a.	Basis of presentation of the financial statements:

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Revenue recognition:

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

Contract balances:

The Company charges customers as the work progresses in accordance with the contractual terms. Amounts billed are classified as trade receivables in the statement of financial position. When revenue from performance of a contract are recognized in profit or loss before the customer is charged, the amounts recognized are recorded as trade receivables.

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Costs of obtaining a contract:

The Company has elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

g.	Taxes on income:

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life on a straight-line basis and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Patents:

The patents are for a period of ten years with an option for renewal at the end of the period.

The useful life of intangible assets is as follows:

Years
Patents	10
Customer relations	3.5-10
Order backlog	1
Technology	2-4

Gains or losses from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the cost of the asset and carried to profit or loss.

i.	Impairment of non-financial assets:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Financial instruments:

1.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

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

2.	Derecognition of financial liabilities:

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Warrants to ordinary shares:

According to IAS 32, “Financial Instruments: Presentation”, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company’s ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified such warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value. Changes in fair value are recognized in profit or loss.

k.	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

l.	Provisions:

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the types of provisions included in the financial statements:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, that it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

m.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group usually pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

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

In respect of its severance pay obligation to certain of its employees, the Company usually makes current deposits in severance pay funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

HUB CYBER SECURITY LTD.;

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

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed, threatened litigation and unasserted claim against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. See also Note 2g above.

-	Severances and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, the discount rate, rate of salary increases and employee turnover rate. The carrying amount of the liability may be significantly affected by changes in these estimates.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD

1.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

a.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is applied prospectively for annual reporting periods beginning on January 1, 2023 and is applicable to changes and had no impact.

b.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transaction that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

The Amendment applies for annual reporting periods beginning on January 1, 2023. In relation to leases and decommissioning obligations, the Amendment is applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment is recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

c.	Amendment to IAS 1, “Disclosure of Accounting Policies”:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”), which replaces the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term ‘significant’ in IFRS whereas the term ‘material’ is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on January 1, 2023.

The application of the above Amendment had an effect on the disclosures of the Company’s accounting policies, but did not affect the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

2.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards in the period prior to their adoption:

a.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

As of December 31, 2023, all loans are classified to current liabilities and the Company still evaluating the impact related to other liabilities on its consolidated financial statements.

b.	Amendment to IFRS 16, “Leases”:

In September 2022, the IASB issued an amendment to IFRS 16, “Leases” (“the Amendment”), which provides guidance on how a seller-lessee should measure the lease liability arising in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The seller-lessee has to choose between two accounting policies for measuring the lease liability on the inception date of the lease. The accounting policy chosen must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Amendment is to be applied retrospectively.

The Company believes that the Amendment is not expected to have a material impact on its consolidated financial statements.

c.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

d.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. The Company believes that the amendments are not expected to have a material impact on its consolidated financial statements.

e.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.

Improved comparability in the statement of profit or loss. IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures. IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Amendments apply for annual reporting periods beginning on or after January 1, 2027. Earlier adoption is permitted. The Company is still evaluating the effect of this amendment on its consolidated financial statements.

NOTE 5:-	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”)

On March 22, 2022, the Company’s Board approved the Company’s engagement in a merger transaction, which consisted of signing a series of binding agreements including a merger agreement (“the merger transaction”), between the Company and Mount Rainer Acquisition Corp. (“RENR”), an unrelated third party which was traded on the Nasdaq Global Market that raised approximately $175,000 thousand as a SPAC. The Company hired A-Labs Advisory & Finance Ltd., an investment banking firm, and Oppenheimer & Co. Inc. to assist the merger transaction.

The merger transaction relied on the proforma Enterprise Value of the merged company of approximately $1.28 billion (before the money), as agreed upon with Mount Rainier and with the PIPE investors (as defined below), including share options and potential free cash flows of up to approximately $225,000 thousand in the merged company (insofar as none of the SPAC shareholders redeem their investment before the merger transaction closing in keeping with their rights, see further details below).

In connection with the merger transaction, qualifying Israeli and U.S. institutional investors (“the PIPE investors”) engaged to invest $50,000 thousand based on the merger company’s agreed value as described above (in a private placement) to be invested in the Company at closing.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”) (Cont.)

On January 11, 2023 the Company announced that all the suspending conditions for the merger transaction have been met and the completion of the merger transaction is subject only to the absence of a legal impediment. Shortly before the merger transaction closing date the Company affected a reverse stock split to cause the value of the outstanding ordinary shares immediately prior to the transaction closing date to be equal to $10 per share. (pre reverse stock split of 1:10). The Company’s shares began trading on Nasdaq on March 1, 2023.

99% of the shareholders entitled to withdraw their investment of $175,000 thousand elected to redeem their investment upon the approval of the merger.

In March 2023, the Company raised $4,000 thousand from two of the PIPE investors, and, while the Company is considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if the Company will be able to receive the remaining PIPE funds. As of December 31, 2022, the Company recorded $872 thousand as advance issuance expense, which were classified in 2023 to premium.

In December 2021 the Company entered into an agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) to provide financial advisory services. In connection with the Reverse Recapitalization, the Company agreed to pay to Oppenheimer a transaction fee upon the consummation of the Reverse Recapitalization equal to 1% of the aggregate value of the Company implied by the value of the Company’s ordinary shares issued to RNER’s stockholders in the Reverse Recapitalization on a fully diluted basis, plus the principal amount of any debt or other liabilities of HUB Security outstanding as of the closing date of the Reverse Recapitalization. Based on the valuation of $1.28 billion ascribed to the shares issued to RNER’s stockholders in the Reverse Recapitalization in March 2023, the amount owed to Oppenheimer at the closing of the Reverse Recapitalization was approximately $12,800 thousand. As of December 31, 2023 and 2022, the Company recorded $12,800 thousand and $5,120 thousand as accrued expenses, respectively.

On June 12, 2023 a lawsuit was filed by Oppenheimer against the Company alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s Reverse Recapitalization with Mount Rainier Acquisition Corp. During 2024 the parties have tried to settle the legal issue where the Company believes that those discussions will end in a positive outcome. See detailed information in Note 22(c)).

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share-based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $12,312 thousand at the closing of the Reverse Recapitalization that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of RNER that were acquired:

	Amount	Number of shares*)
	USD in thousands except to share amount
Shares issued to RNER shareholders		453,321
Closing price of the Company’s share on Nasdaq as of March 1, 2023 ($)	15.9
(A) Fair value of the Company’s shares issued to RNER shareholders	7,208
Public Warrants issued to RNER shareholders		1,550,784
Closing price of the Company’s warrants on Nasdaq as of March 1, 2023 ($)	1.7
Private Warrants issued to RNER shareholders		53,599
Fair Value of the Company’s warrants on as of March 1, 2023 ($)	1.33
(B) Fair value of the Company’s warrants issued to RNER shareholders	2,711
RNER assets	588
RNER liabilities	(2,981)

(C) Net liabilities of RNER	(2,393)

IFRS 2 Listing expenses (A+B-C)	12,312

*)	Shares and per shares amounts have been retroactively adjusted to reflect the reverse stock splits as described in note 20a.

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022
	USD in thousands

Cash and cash equivalents in NIS	3,201	3,112
Cash and cash equivalents in USD	227	765
Cash and cash equivalents in Euro	2	104
Cash and cash equivalents in other currency	92	13
	3,522	3,994

NOTE 7:-	TRADE RECEIVABLES, NET

	December 31,
	2023	2022
	USD in thousands

Account receivable	10,051	23,317
Unbilled receivable	902	1,020
Checks collectible	27	405
Allowance for doubtful debt	(1,113)	(685)
Trade receivables, net	9,867	24,057

The Company grants its customers interest-free credit for an average period of 90 days. Impaired debts are accounted for through recording an allowance for doubtful accounts.

The Company policy is to specifically accrue on disputed debt in a period greater of 120 days.

Following is information about the credit risk exposure of the Company’s trade receivables:

		Past due trade receivables
	Not past due	< 30 days	31-60 days	60-90 days	90-120 days	>120 days	Total
	USD in thousands
Trade receivables before allowance for doubtful accounts	4,349	1,838	1,341	989	520	1,944	10,980

Allowance for doubtful accounts	-	-	-	-	-	1,113	1,113

December 31, 2023	4,349	1,838	1,341	989	520	742	9,867

December 31, 2022	21,147	1,850	349	183	145	383	24,057

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	OTHER ASSETS

	December 31,
	2023	2022
	USD in thousands
Government authorities	1,604	1,127
Prepaid expenses	1,483	460
Grants receivables (1)	1,159	-
Other assets	837	85
	5,083	1,672

(1)	In November 2023, the Company has been granted $1,159 thousand war grants associated with Israel-Hamas war.

NOTE 9:-	LEASES

a.	Disclosures for leases in which the Company acts as lessee:

1.	The Group companies have entered into leases of buildings and motor vehicles which are used for their ongoing operations.

2.	The Company’s leases of buildings have a lease term of 2-10 years whereas leases of motor vehicles have lease terms of 3-4 years.

3.	Information on leases:

	Year ended December 31,
	2023	2022	2021
	USD in thousands

Interest expense on lease liabilities	181	258	210
Total cash outflow for leases	1,711	2,240	1,175

b.	Lease extension and termination options:

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

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets, net:

2023

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2023	7,231	1,794	9,025
Additions during the year:
New leases	-	643	643
Terminated lease	(2,961)	(80)	(3,041)
Classification	-	71	71
Adjustments arising from indexation	137	-	137
Other	(19)	-	(19)
Adjustments arising from translating financial statements from functional currency to presentation currency	(264)	(10)	(274)

Balance as of December 31, 2023	4,124	2,418	6,542

Accumulated depreciation:

Balance as of January 1, 2023	1,528	990	2,518
Additions during the year:
Depreciation in the year	1,033	530	1,563
Adjustments arising from translating financial statements from functional currency to presentation currency	(28)	(20)	(49)

Balance as of December 31, 2023	2,533	1,500	4,032

Depreciated cost as of December 31, 2023	1,591	918	2,510

2022

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2022	7,510	1,262	8,772
Additions during the year:
New leases	243	711	954
Adjustments arising from indexation	379	-	379
Adjustments arising from translating financial statements from functional currency to presentation currency	(901)	(179)	(1,080)

Balance as of December 31, 2022	7,231	1,794	9,025

Accumulated depreciation:

Balance as of January 1, 2022	168	369	537
Additions during the year:
Depreciation in the year	1,445	695	2,140
Adjustments arising from translating financial statements from functional currency to presentation currency	(85)	(74)	(159)

Balance as of December 31, 2022	1,528	990	2,518

Depreciated cost as of December 31, 2022	5,703	804	6,507

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	LEASES (Cont.)

d.	As for an analysis of maturity dates of lease liabilities, see Note 16c.

e.	The Company has leases of motor vehicles for a period of up to 12 months and low value leases of office furniture. The Company applies the practical expedient in IFRS 16 in respect of these leases and recognizes lease payments as an expense using the straight-line method over the lease term.

f.	Lease commitments:

1.	In May 2017, the Company entered into a lease of offices in an area of 1,600 sq.m. in the city of Or Yehuda, Israel. The lease is for a period of ten years with an option for extension by another five years. The monthly lease fees are approximately NIS 110 thousand ($30 thousand), linked to the CPI of May 2017 with the addition of VAT. The lease period began on April 1, 2018.

2.	In 2019, the Company entered into an agreement for the lease of offices in Tel-Aviv for a period of two years with an option for extension by another two years. In 2022 the Company extended the agreement for two more years. The lease fees are approximately NIS 18 thousand ($5 thousand) a month linked to the CPI plus VAT. The lease period began on June 19, 2022 and early terminated on June 15, 2023.

3.	In 2021, the Company entered into an agreement for the lease of offices in Tel-Aviv for a period of five years with an option for extension by another five years. The lease fees are approximately NIS 300 thousand ($81 thousand) a month linked to the CPI month plus VAT. The lease period began on August 15, 2021. The Company early terminated in September 2023.

NOTE 10:-	PROPERTY AND EQUIPMENT

Composition and movement:

2023

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2023	197	235	798	598	1,828
Purchases in the year	-	8	251	38	297
Disposals during the year	(156)	-	-	(97)	(253)
Adjustments arising from translating financial statements from functional currency to presentation currency	(8)	(7)	(19)	(19)	(53)

Balance as of December 31, 2023	33	236	1,030	520	1,819

Accumulated depreciation:

Balance as of January 1, 2023	53	89	296	76	514
Depreciation in the year	21	21	239	60	341
Disposals during the year	(43)	-	-	(18)	(61)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(2)	(5)	(2)	(10)

Balance as of December 31, 2023	30	108	530	116	784

Depreciated cost as of December 31, 2023	3	128	500	404	1,035

HUB CYBER SECURITY LTD.;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	PROPERTY AND EQUIPMENT (Cont.)

2022

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2022	258	291	572	272	1,393
Purchases in the year	1	99	412	373	885
Disposals during the year	(35)	(121)	(105)	-	(261)
Adjustments arising from translating financial statements from functional currency to presentation currency	(27)	(34)	(81)	(47)	(189)

Balance as of December 31, 2022	197	235	798	598	1,828

Accumulated depreciation:

Balance as of January 1, 2022	19	20	180	28	247
Depreciation in the year	38	74	143	54	309
Adjustments arising from translating financial statements from functional currency to presentation currency	(4)	(5)	(27)	(6)	(42)

Balance as of December 31, 2022	53	89	296	76	514

Depreciated cost as of December 31, 2022	144	146	502	522	1,314

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	As for charges, see Note 22a.

Composition and movement:

	Patents	Goodwill	Customer relations, order backlog	Technology (2)	Total
	USD in thousands
Cost:

Balance as of January 1, 2022	20	31,992	22,273	1,207	55,492
Purchases in the year	13	-	9,453	500	9,966
Impairment recognized in the year	-	(14,618)	(8,300)	(438)	(23,356)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(3,672)	(2,603)	(143)	(6,419)

Balance as of December 31, 2022	32	13,702	20,823	1,126	35,683
Impairment recognized in the year (1)	-	(10,643)	(4,615)	-	(15,258)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(592)	(613)	(34)	(1,240)
Balance as of December 31, 2023	31	2,467	15,595	1,092	19,185
Accumulated amortization:

Balance as of January 1, 2022	7	-	801	75	883
Amortization recognized in the year (1)	2	-	4,723	623	5,348
Adjustments arising from translating financial statements from functional currency to presentation currency	*	-	(411)	(37)	(448)

Balance as of December 31, 2022	9	-	5,113	661	5,783
Amortization recognized in the year (1)	9	-	5,278	446	5,733
Adjustments arising from translating financial statements from functional currency to presentation currency	*	-	(199)	(15)	(214)

Balance as of December 31, 2023	18	-	10,192	1,092	11,302

Net balance:

As of December 31, 2023	13	2,467	5,403	-	7,883

As of December 31, 2022	23	13,702	15,710	465	29,900

*	Less than 1 thousand US dollars.

(1)	Customer relations, order backlog and brand amortization expenses are classified in the statement of profit or loss under sales and marketing expenses.

(2)	Technology and supplier relationships amortization expenses are classified in the statement of profit or loss under cost of sales expenses. Patents amortization expenses are classified in the statement of profit or loss under General and administrative expenses.

b.	For the years ended December 31, 2023 and 2022, the criteria for recognition in intangible asset related to development have not been met and therefore all development costs have been recognized as an expense in profit or loss.

c.	In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh (“Legacy”) a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. The total consideration for the sale and transfer of the acquired assets was $10,000 thousand in cash and additional contingent consideration of up to $12,000 thousand in restricted share units (RSUs) of the Company subject to compliance of several milestones established in the agreement. Half of the cash consideration was paid at the contract closing and the other half was scheduled to be paid in accordance with the payment terms established in the agreement over 2.5 years. The RSUs were treated as post combination transaction (refer to Note 21 – Share-Based Payment for further details).

As of December 31, 2022, $3,839 thousand out of the remaining Consideration liability are classified in the balance sheet under line-item Current maturities of other liabilities. Out of this amount $375 thousand were paid after year-end.

As of December 31, 2023, $5,078 thousand out of the remaining Consideration liability are classified in the balance sheet under line-item Current maturities of other liabilities.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

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

d.	Impairment loss of goodwill and intangible assets with defined useful life

For annual impairment testing of goodwill and intangible assets with defined useful life the goodwill and other intangible assets of the Company were allocated to the operating segments which constitute four groups of cash generating units as follow:

●	Consulting and distribution

●	Dstorm (technology platform developed by Comsec)

●	Professional services

●	ALD Software

The carrying amount as of December 31, 2023 of the goodwill and the intangible assets which were allocated to each cash-generating unit:

	Professional Services	ALD Software	Dstorm	Consulting and Distribution	Total
	USD in thousands
Patents	13	-	-	-	13
Goodwill	1,422	1,045	-	-	2,467
Customer relationship, Suppliers relationship and Backlog	2,513	1,171	-	4,199	7,883
Total	13	-	-	-	13

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The Company performed its annual impairment test in December 31, 2023 and 2022, respectively. The recoverable amount of each cash generating unit was assessed using the income approach model.

ALD Software and Professional services

The recoverable amount of the ALD Software and Professional services cash-generating units (“CGU”) as of December 31, 2023 have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 20% for ALD Software and Professional services cash-generating units. Cash flows beyond the five-year period are extrapolated using a 2% growth rate for both cash generating units. As a result of this analysis, the value in use of the ALD Software and Professional services cash-generating units was determined to be lower than their carrying amounts, thus an impairment in the amount of $8,336 thousand was recognized in Professional services CGUs and an impairment in the amount of $651 thousand was recognized in ALD Software CGUs. The provision was recorded in impairment of goodwill and intangible assets expenses.

Consulting and distribution and Dstorm

The recoverable amount of the Consulting and distribution and Dstorm cash-generating units as of December 31, 2023 have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 17% for both the Consulting and distribution and Dstorm cash-generating units. Cash flows beyond the five-year period are extrapolated using a 2% growth rate for both cash generating units. As a result of this analysis, the value in use of the Consulting and distribution and Dstorm cash-generating units were determined to be lower of their carrying amounts, thus impairment was recognized in the amount of $4,399 thousand in Consulting and distribution CGUs and an impairment in the amount of $1,872 thousand was recognized in Dstorm CGUs.

Key assumptions

The calculation of value in use for all of the cash generating units is most sensitive to the following key assumptions:

●	Discount rates

●	Growth rate used for the forecast period and to extrapolate cash flows beyond the forecast period.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

A rise in the pre-tax discount rate of 20% to ALD Software and Professional services cash generating unit (i.e., +1%) would result in recognition of additional impairment of $219 thousand.

A rise in the pre-tax discount rate of 17% to Consulting and distribution and Dstorm cash generating unit (i.e., +1%) would result in recognition of additional impairment of $1,047 thousand.

Growth rate estimates – according to Company’s management forecast and for the terminal year, rates are based on published industry research.

A reduction by 1% in the long-term growth rate to Consulting and distribution and Dstorm would result in recognition of additional impairment of $707 thousand.

NOTE 12:-	DISCONTINUED OPERATIONS

In November 2021, the Company completed the acquisition of Comsec Ltd. and its subsidiaries. During 2023, one of the subsidiaries, Comsec Distribution Ltd. (“Distribution”) had financial, operational and commercials difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no employees in this activity.

As of December 31, 2023, there were no business activities in Comsec Distribution.

As of December 31, 2023 and based on the analysis performed by the Company’s management it has been determined that Comsec Distribution is considered as an abandoned business operation in accordance with IFRS 5, constitutes a component of the Company that represents a separate major line of business and therefore meets the criteria for classification as a discontinued operation.

Prior to the classification of Distribution as a discontinued operation, the recoverable amount of certain items of account receivables and inventory were estimated and an impairment loss in an amount of $431 thousand and $1,900 thousand, respectively were recognized in order to ascertain that the carrying amount of the account receivables and inventory is not higher than their recoverable amount.

Below are data of the operating results attributed to the discontinued operation:

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Revenues from sales	5,459	29,741	2,987
Cost of sales	(5,931)	(27,383)	(2,713)
Gross profit (loss)	(472)	2,358	274
Sales and marketing expenses	351	1,126	91
General and administrative expenses	851	308	54
Operating income (loss)	(1,674)	924	129
Finance expenses, net	356	317	22
Income before taxes on income	(2,030)	607	107
Taxes on income	-	37	-
Income (loss) after taxes on income	(2,030)	569	107

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	DISCONTINUED OPERATIONS (Cont.)

Below are data of the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,
	2023	2022	2021
	USD in thousands

Net cash provided by (used in) discontinued operating activities	1,917	1,867	(638)
Net cash provided by (used in) discontinued investing activities	(1,026)	949	730
Net cash used in discontinued financing activities	(1,375)	(2,429)	-
Total net cash provided by (used in) discontinued operation	(484)	387	92

NOTE 13:-	SHORT-TERM LOAN

a.	Composition:

	December 31,
	2023	2022
	USD in thousands
Short-term loan (1)-(8)	11,750	13,417
Accrued interest	128	15
	11,878	13,432

(1)	Loan received in July 2020, by Comsec Distribution (fully owned subsidiary), with an original principal amount of NIS 5,000 thousand $)1,452 thousand), bearing annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. and repayable in 24 instalments from July 2022. As of December 31, 2023 the remaining principal amount is $906 thousand.

(2)	Loan received in September 2021, by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 980 thousand ($309 thousand), unlinked and bearing annual interest of Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2023 the remaining principal amount is $110 thousand.

(3)	Loan received in September 2021, by Comsec Ltd (fully owned subsidiary), with an original principal amount of NIS 6,000 thousand ($1,934 thousand) and repayable in two annual instalments from September 2023, linked and bearing annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. As of December 31, 2023 the remaining principal amount is $831 thousand.

(4)	Loan received in August 2022, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 1,000 thousand ($274 thousand) and repayable in 10 instalments from June 2023. The loan bearing interest of 7.25%. As of December 31, 2023 the remaining principal amount is $118 thousand.

(5)	On-call loans received by Comsec, in an aggregate principal amount of NIS 34,106 thousand ($9,692 thousand). As of December 31, 2023 the remaining principal amount is $5,497 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	SHORT-TERM LOAN (Cont.)

(6)	Loan received in May 2023, by Qpoint, with an original principal amount of NIS 1,700 thousand ($469 thousand) and repayable in 12 instalments from June 2023. The loan bearing interest of Prime + 1.01%. As of December 31, 2023 the remaining principal amount is $380 thousand.

(7)	Loan received in January 2023, by HUB, in an aggregate principal amount of NIS 3,300 thousand ($900 thousand) and repayable in one instalment in January 2026 in an amount of $1,000 thousand. The loan bearing interest of 12%. As of December 31, 2023 the remaining principal amount is $1,041 thousand (including an interest of $112 thousand). The Company did not meet the repayment terms, therefore the loan is classified as short-term loan.

(8)	See information related to a loan received from Dominion in Note 20d.

Financial covenants:

In connection with bank loans whose balance as of December 31, 2023 approximates NIS 428 thousand ($118 thousand), the subsidiary, Aginix, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s adjusted equity will not be lower than NIS 500 thousand and its ratio to balance sheet will not be lower than 10%.

In connection with bank loans whose balance as of December 31, 2023 approximates NIS 26,642 thousand ($7,345 thousand), the subsidiary, Comsec, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s customer debt to on-call bank credit will not be lower than 1.2 and the ratio of long-term debt less cash to EBITDA will not be higher than 3.5 at all times.

As of December 31, 2023, the subsidiary, Comsec, is not in compliance with the above financial covenants therefore the loans are classified as a short term loans.

b.	As for collaterals and charges, see Note 22a below.

NOTE 14:-	TRADE PAYABLES

	December 31,
	2023	2022
	USD in thousands
Open debts	9,101	12,410
Checks payable	766	1,361
	9,867	13,771

Trade payables are non-interest bearing and are normally settled on average of 60-days terms.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2023	2022
	USD in thousands
Employees and payroll accruals	4,691	5,797
Accrued vacation pay	1,225	1,510
Government authorities	1,282	1,997
Accrued expenses	23,067	12,636
Current liability of government grants	265	402
Liability on account of shares issuance	-	2,289
Deferred revenues	1,205	611
Other	692	80
	32,427	25,322

NOTE 16:-	LONG-TERM LIABILITIES

a.	As of December 31, 2023, the Company is not in compliance with the financial covenants described in note 13(a) therefore the loans are classified to Short-Term Loan.

As for charges, see Note 22a below.

b.	Composition of other long-term liabilities:

December 31, 2023

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	412	147

December 31, 2022

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	1,289	887

The liabilities for government grants are linked to the USD-NIS exchange rate.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	LONG-TERM LIABILITIES (Cont.)

Government grants:

	December 31,
	2023	2022
	USD in thousands
Balance as of January 1,	1,289	961
Grants received during the year	-	77
Liability revaluation	(877)	251
Balance as of December 31,	412	1,289

Presented in the statement of financial position as follows:

	December 31,
	2023	2022
	USD in thousands
In current liabilities	265	402
In non-current liabilities	147	887
	412	1,289

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

c.	The maturity profile of lease liabilities and other long-term liabilities:

December 31, 2023

	First year	Second year	Third year	Fourth year	Fifth year	Sixth year and onwards	Total
	USD in thousands
Lease liabilities	382	382	382	382	-	-	1,528
Liabilities for government grants	265	30	21	19	18	59	412
Total	647	412	403	401	18	59	1,940

As of December 31, 2023, total grants received by HUB amount to $973 thousand and no material amount was paid. No new grants were received during 2023.

As of December 31, 2023, total grants received by ALD and ALD Software, the subsidiary, amount to $1,873 thousand and the total royalties paid were $467 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES

a.	Convertible loans

1.	On each of February 23, 2023, June 11, 2023 and July 7, 2023, the Company entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company(“Shayna”), in the amounts of NIS 10,000 thousand (approximately $2,800 thousand), NIS 5,000 thousand (approximately $1,400 thousand) and NIS 1,850 thousand (approximately $500 thousand) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

Following an amendment that we entered into with Shayna on August 17, 2023, the Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a $2.00.

On June 11, 2023, the Company entered into a second convertible loan agreement (the “Under the first Shayna Loan Agreement, the Company agreed to issue to the lender warrants to purchase a number of ordinary shares, equal to an amount of shares converted by the lender (in the event that the lender elects to convert a portion of the loan), at an exercise price equal to the conversion price determined pursuant to the first Shayna Loan Agreement, which is 35% lower than the average price of Company’s ordinary shares in the five trading days preceding a conversion notice . The warrants will be exercisable for 36 months from the signing date of the first Shayna Loan Agreement. Under the second Shayna Loan Agreement, the exercise price was amended to be equal to the conversion rate under the second Shayna Loan Agreement, which is 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the signing date of the second Shayna Loan Agreement, whichever is lower. The expiration date was also amended to be 24 months from the date of issuance of such warrant. Under the third Shayna Loan Agreement, the exercise price was changed to be equal to the conversion rate under the third Shayna Loan Agreement, which is : 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the date of the Company Board of Directors meeting which took place on July 8, 2023, whichever is lower. As of the date of this Annual Report, the Company has not received a conversion notice from the lender, so no warrants to purchase ordinary shares have been issued pursuant to the Shayna Loan Agreements.

Pursuant to the Shayna Loan Agreements, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing our 2022 Annual Report. We also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144 without giving effect to volume or manner of sale limitations. We will bear all the costs associated with such registration.

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

If, at any point following the conversion of the Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require us, to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be allocated upon exercising warrants, which Shayna will be entitled to as a result of the conversion of the Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Shayna Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that we submit a registration document to the SEC to register our shares for sale by us or any other party and will also be entitled to participate in any sale of shares under that registration statement.

In connection with the Shayna Loans, the Company agreed to pay commission totaling NIS 467 thousand (approximately $125 thousand) to an affiliate entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $96 thousand per month (plus value added tax) in 12 equal monthly payments, totaling $1,151 thousand for advisory services to be provided pursuant to the Shayna Loan Agreements. The Company also agreed to pay a commission equal to NIS 375 thousand (approximately $105 thousand) together with warrants to purchase the Company’s ordinary shares having a value equal to NIS 375 thousand upon the date of grant to A-Labs Finance and Advisory Ltd.

Those both loans were classified as short term loans due to violation of the financial covenants in which the Company had to register the ordinary shares subject to the agreements within a period of 90 days of execution, however the Company failed to meet the legal condition.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd., A-Labs and Uzi Moskovich (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Shayna Loan Agreements, then Shayna may, at its sole option, foreclose on the shares, in proportion the holding of each of the Pledgors, in exchange for assigning Shayna’s rights according to the Shayna Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Shayna Loan Agreements will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

2.	On May 4, 2023, the Company signed a Securities Purchase Agreement (“SPA”) to issue Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”) to up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for proceeds up to $16,000 thousand and warrants to purchase the Company’s ordinary shares. The first tranche occurred on May 8, 2023 and consisted of the issuance and sale of a Note with a price of $6,000 thousand, a principal amount of $7,200 thousand and the issuance of Warrants to acquire 2,458,210 ordinary shares. The price for the initial Note consisted of two separate funding amounts.

The initial funding of $4,500 thousand was received by the Company (less legal fees and a 3.5% commitment fee) and the funding of the remaining $1,500 thousand received during September 2023. The second tranche consisted of the issuance and sale to Lind of a Note for $10,000 thousand and a principal amount of $12,000 thousand, and the issuance of additional warrants to acquire ordinary shares. The second closing will occur sixty (60) days following the registration of the ordinary shares issuable upon conversion of the Note and the ordinary shares. The Second Closing is subject to certain conditions precedent as set forth in the SPA. As of today, the second closing hasn’t accrued.

The Note issued under the SPA in the First Closing will have a maturity date of May 8, 2025, and the Note issued under the SPA in the Second Closing will have a maturity date of 2 years from the date of issuance (the “Maturity Date”). Beginning on the date that is either the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Note, the Company shall repay the Note in twelve consecutive monthly installments, (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600 thousand (the “Repayment Amount”), with the option of Lind to increase one Monthly Payment up to $1,500 thousand by providing written notice. As of December 31, 2023 the Company does not have an effective registration statement, therefore the loan is presented in the short term.

The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the Repayment Amount multiplied by 1.05 (ii) ordinary shares, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculated by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90%) of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date.

During November and December 2023, Lind converted an aggregated amount of $4,800 thousand into 2,215,373 ordinary shares.

3.	In November and December 2023, the Company entered into Securities Purchase Agreements (the “2023 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “2023 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $2,700 thousand (the “2023 Accreditor Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the 2023 Accredit Investors upon the conversion of the principal amount of the 2023 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “2023 Accreditor Investor Warrants”).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

The aggregate principal amount of the 2023 Accreditor Investor Notes is convertible into the Company’s ordinary shares at a rate of the lower of (i) $2.50 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate will not be lower than $1.50. The 2023 Accreditor Investor Notes do not bear interest and are repayable on the three-month anniversary of their issuance, subject to earlier conversion by the 2023 Accreditor Investors. The 2023 Accreditor Investors have the right to convert the 2023 Accreditor Investors Notes, in whole or in part, at any time following their issuance.

As of December 31, 2023, certain 2023 Accreditor Investors have converted the 2023 Accreditor Investor Notes held thereby into the Company’s ordinary shares, pursuant to which conversions the Company issued 1,150,217 ordinary shares at a weighted average exercise price of $1.83.

Pursuant to the 2023 Accreditor Investor SPAs, The Company issued 2023 Accreditor Investor Warrants which are exercisable into 1,412,925 ordinary shares. The 2023 Accreditor Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the 2023 Accreditor Investor Warrants and have a weighted average exercise price of $2.43. The exercise of the 2023 Accreditor Investor Warrants will be limited to the extent that, upon their exercise, a 2023 Accreditor Investor and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

The loans described above includes a conversion options. According to IAS 32, the conversion option is classified as financial liability, as the conversion rate does not comply with the fixed-to-fixed requirements since the conversion ratio to ordinary share is not fixed and depend on the share price of the Company.

The instrument as a whole constitutes a hybrid contract that include non-derivative host contract (“the loan”) and embedded derivative (the conversion option).

At the date of the transaction, the Company allocated the total loan consideration to the conversion options at fair value in the amount of $4,779 thousand and the remaining amount in the total amount of $10,604 thousand is attributed to the loan. Since the fair value of the embedded derivatives exceeds the total loan consideration, the difference between the fair value and the loan consideration is deferred and recognized in according to the straight-line method over the course of the loan.

After the initial recognition, at each period end date, the conversion option is measured at fair value and all changes in fair value are recognized through profit or loss. The loan is measured according to the effective interest method.

b.	Warrants Liability

In February 2023, at the effective time of the Reverse Recapitalization (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one RNER Share and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $11.50 per whole share (exercisable only for whole shares) (each, a “RNER Warrant”).

In addition, each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into the right to receive 0.899 Company ordinary shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into the right to receive 0.899 warrants of the Company (a “New Warrant”) subject to downward adjustment to the next whole number in case of fractions of warrants. A total of 1,604,383 New Warrants to purchase three-fourths of one HUB ordinary share were issued to holders of the RNER warrants, of which 53,599 warrants are private warrants and the remaining 1,550,784 warrants are public warrants. As a result of this conversion the New Warrants’ and reverse stock split the exercise price increased to $127.9 per whole share.

The warrants were classified as financial liability and measured at fair value as of the issuance date. After the initial recognition, at each period end date, the warrants measured at fair value and all changes in fair value are recognized through profit or loss.

During the year ended December 31, 2023, no warrants were exercised into ordinary shares of the Company.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

c.	Fair Value Measurement

The carrying amounts of cash and cash equivalents, restricted cash, restricted bank deposit, trade receivables, other account receivables, inventories, other short term loans, trade payables, other payables and other long term loans approximate their fair values due to the short-term maturities of such instruments.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023
	Level 1	Level 2	Level 3

Public warrants	217	-	-
Private warrants	-	-	5,830
Conversion component of convertible loans	-	-	4,215
Total	217	-	10,045

As of December 31, 2022, the Company did not have any instrument measured at fair value.

The Company classifies its Public Warrants as Level 1 based on quoted market price in active markets.

The Company measures the fair value of Private Warrants by the Black-Scholes model, which are classified as Level 3.

The Company measures the fair value of Conversion component of convertible loans and options by using a Black-Scholes and Monte Carlo simulation models. All of those components are classified, as Level 3, due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the private warrants were as follows:

December 31, 2023
Risk-free interest rate	3.91%
Expected term (years)	4.17
Expected volatility	86.60%
Exercise price	103.39
Underlying share price	2.17

The key inputs into the Black-Scholes or Monte Carlo simulation models for the Conversion component of convertible loans were as follows:

Shyana- February Loan Agreement -Monte Carlo- Conversion component

Input

December 31, 2023
Risk-free interest rate	4.38%
Expected term (years)	1.15
Expected volatility	132.85%
Underlying share price	2.17

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

Shyana- February Loan Agreement -Black Scholes- option

Input

December 31, 2023
Risk- free interest rate	4.27%
Expected term (years)	2
Expected volatility	124.9%
Exercise price	0.5
Underlying share price	2.17

Shyana- June Loan Agreement -Monte Carlo- Conversion component

Input

December 31, 2023
Risk- free interest rate	4.34%
Expected term (years)	1.45
Expected volatility	122.86%
Underlying share price	2.17

Shyana- July Loan Agreement -Monte Carlo- Conversion component

Input

December 31, 2023
Risk- free interest rate	4.33%
Expected term (years)	1.52
Expected volatility	121.43%
Underlying share price	2.17

Shyana- July Loan Agreement -Black Scholes- option

Input

December 31, 2023
Risk- free interest rate	4.33%
Expected term (years)	2
Expected volatility	124.9%
Exercise price	0.76
Underlying share price	2.17

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

Lind- Conversion component

Input

December 31, 2023
Risk- free interest rate	5.09%
Expected term (years)	0.5
Expected volatility	157.17%
Underlying share price	2.17

Lind-Black Scholes- option

Input

December 31, 2023
Risk- free interest rate	3.9%
Expected term (years)	4.35
Expected volatility	112.38%
Exercise price	3.5
Underlying share price	2.17

AGP- Conversion component

Input

December 31, 2023
Risk- free interest rate	5.13%-5.19%
IRR	20.63%

Vendor- Conversion component

Input

December 31, 2023
Risk- free interest rate	5.13%-5.19%
IRR	20.63%

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCIALS LIABILITIES (Cont.)

The following table presents the changes in the fair value of liabilities:

	Public Warrants	Private Warrants	Conversion Component	Total

Fair value as of December 31, 2022	-	-	-	-
Warrants issued in related to the RNER transaction	2,639	71	-	2,710
Issuance of conversion component related to the convertible loans.	-	-	4,779	4,779
Issuance of warrants related to the convertible loans	-	3,781	-	3,781
Conversion of convertible loans into ordinary shares	-	-	(1,427)	(1,427)
Change in fair value	(2,466)	1,928	785	247
Adjustments arising from translating financial statements from functional currency to presentation currency	44	50	78	172
Fair value as of December 31, 2023	217	5,830	4,215	10,262

NOTE 18:-	FINANCIAL INSTRUMENTS

a.	Financial assets:

Financial assets at amortized cost:

	December 31,
	2023	2022
	USD in thousands
Trade and other assets	14,950	25,729
Restricted bank deposit	61	1,516
Total current assets	15,011	27,245
Long-term deposit	328	3,002
Total non-current assets	328	3,002

b.	Other financial liabilities:

Other financial liabilities at amortized cost:
Short-term loans (1)	11,878	13,432
Convertible loans	14,449	-
Trade payables	9,867	13,771
Other accounts payable	32,427	25,322
Liabilities for government grants	412	1,289
Total other financial liabilities at amortized cost	69,033	53,814

Total current liabilities	68,886	52,927
Total non-current liabilities	147	887

(1)	The interest rate is Prime (Bank of Israel intrabank plus 1.5%) + 0.7%-4.85%.

c.	Financial risk management objectives and policies:

The Company’s principal financial liabilities, other than derivatives, are comprised of loans and borrowings, receivables and financial guarantee contracts. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company’s principal financial assets include cash and short-term deposits that derive directly from financing rounds and convertible loans.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial risks factors:

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

2.	Credit risk:

As of December 31, 2023, cash and cash equivalents amounted to $3,522 thousand. The entire cash and cash equivalents are invested with high quality financial institutions. The Company and the subsidiaries monitor customer debts on an ongoing basis and include specific allowances for doubtful accounts which adequately reflect the loss inherent in debts whose collection is doubtful as per the estimate of the Company and the subsidiaries.

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

HUB CYBER SECURITY LTD.

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

	Year ended December 31,
	2023	2022
	USD in thousands

Expenses in respect of defined contribution plans	2,264	2,562

b.	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amount in central severance pay funds or accrue for such provision (when the deposits are not made on time) in qualifying insurance policies.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

c.	Changes in the defined benefit obligation and fair value of plan assets:

2023

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2023	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2023
	NIS in thousands
Defined benefit obligation	3,163	152	150	(212)	90	(36)	-	-	(24)	36	12	(94)	-	-	3,135
Fair value of plan assets	(2,123)	-	(104)	111	7	29	(109)	-	-	-	(109)	60	(130)	-	(2,266)

Net defined benefit liability (asset)	1,040	152	46	(101)	97	(7)	(109)	-	(24)	36	(97)	(34)	(130)	-	869

2022

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2022	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2022
	NIS in thousands
Defined benefit obligation	4,838	198	120	-	318	(1,376)	-	-	(258)	151	(107)	(511)	-	-	3,163
Fair value of plan assets	(3,398)	-	(56)	9	(47)	927	228	-	-	-	228	355	(187)	-	(2,123)

Net defined benefit liability (asset)	1,440	198	64	9	271	(449)	228	-	(258)	151	121	(156)	(187)	-	1,040

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

d.	The principal assumptions underlying the defined benefit plan:

	2023	2022
	%

Discount rate (1)	5.57	5.22
Expected rate of salary increase	3.19	3.21

(1)	The discount rate is based on high-quality CPI-linked corporate bonds.

e.	Amount, timing and uncertainty of future cash flows:

Change in defined benefit obligation
USD in thousands
December 31, 2023

Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:
1% salary increase	(28)
1% salary decrease	360

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:
1% increase in discount rate	379
1% decrease in discount rate	(49)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY

a.	Effective from March 2023, the Company’s shares were split in a ratio of 1:0.712434. In addition, effective December 15, 2023, the Company’s shares were reverse split in a ratio of 10:1 As a result, all ordinary shares, options for shares, warrants to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

c.	Composition of share capital:

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares in thousands

Ordinary shares with no par value	142,487	11,853	142,487	8,879

d.	Movement in share capital:

1.	Issued and outstanding share capital:

Number of shares of no par value
in thousands

Balance as of January 1, 2023	8,879
Issuance of shares	2,848
Exercise of options and warrants	126

Balance as of December 31, 2023	11,853

2.	Shares issued :

1.	SPAC

As for the accounting treatment of the Reverse Recapitalization in respect of the transaction with RNER, see Note 1c above.

In February 2023, at the effective date of the Reverse Recapitalization, the Company issued 453,320 ordinary shares and 1,604,383 warrants.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

2.	PIPE

On March 23, 2022, concurrently with the execution of the business combination agreement, the Company entered into the Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 5,000,000 ordinary shares at $10.00 per share for gross proceeds of approximately $50,000 thousand (the “PIPE Financing”) on the Closing Date. The PIPE Financing did not consummate at closing of the Reverse Recapitalization as the PIPE Investors failed to remit payment for the shares to be purchased.

In March 2023, the Company received approximately $4,000 thousand of the $50,000 thousand in proceeds from the PIPE Financing and issued approximately 40,000 shares in respect thereof. While the Company is considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if the Company will be able to receive the remaining PIPE funds.

3.	2022 Investors

●	In October 2022, the Company signed investment agreements with different investors for a total of 91,192 shares in the price of NIS 86.3 ($24.7) – each unit includes 1 ordinary share with no par value and one warrant with an exercise price of NIS 94.9 ($26). The warrants vested immediately upon issuance and will be exercisable for 30 months from the respective date of issuance. The aggregate amount raised through this private offering was approximately NIS 7,900 thousand ($2,250 thousand) with an issuance cost of $224 thousand. According to the terms of the investment agreement, the Company has 45 days from the closing date to issue the shares to the investors or otherwise it would need to repay it with an additional 10% interest. The actual issuance of shares took place on February 2023, and therefore as of December 31, 2022, the total investment amount was classified as a liability. The shares were issued during February 2023.

4.	Investors Settlement Agreement

In order to settle various claims by the Company past investors, several allocations were made during 2023 to such past investors. Such allocations were as follows:

●	Elyakim Shmuel Baruch Kislev – 20,000 shares (pre-split) were allocated.

●	Lior Tamar Investments – 25,000 shares (pre-split) were allocated.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

5.	ELOC - Equity Line of Credit

On March 28, 2023 the Company and Dominion Capital LLC (“Dominion”), the manager of RNER’s sponsor, entered into a firm commitment for an ELOC, which is an equity line instrument whereby the Company, subject to the terms in the equity purchase agreement, may issue up to $100,000 thousand of the Company’s ordinary shares over the course of 36 months. In consideration for Dominion’s commitment to purchase the Company’s ordinary shares, upon execution of the equity purchase agreement, the Company issued to Dominion 100,000 of the Company’s ordinary shares. Expense of $1,570 thousands related to these shares was recognized within other expenses in the Company’s consolidated statements of profit and loss. As of December 31, 2023 the Company did not meet the terms in the Equity purchase agreement and no shares were issued under the equity purchase agreement.

In addition, Dominion advanced the Company an aggregate amount of $2,500 thousand upon closing of the Reverse Recapitalization, as the upfront commitment. In connection with the firm commitment for the equity line of credit, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the equity line of credit commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand. The Company failed to meet the contractual terms of the Secured Promissory Note. As a result, the Company is required to pay Dominion an interest rate of 24% immediately.

6.	Lind

During November and December 2023, pursuant to Lind SPA as described in Note 17(1)(a) Lind converted an aggregated amount of $4,800 thousand into 2,215,373 ordinary shares.

7.	Accredited Investors

During 2023, pursuant to Accredited Investor Notes as described in Note 17(1)(c) certain Accredited Investors converted an aggregated amount of $1,300 thousand into 1,150,217 ordinary shares.

8.	Warrants exercise

During the year ended December 31, 2023, 13,001 warrants were exercised into 13,001 ordinary shares of the Company for total consideration of $233 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	EQUITY (Cont.)

c.	Rights attached to shares:

i.	Quoted on the TASE. As of March 1, 2023, the Company began trading on NASDAQ.

ii.	Voting rights at the general meeting, right to receive a dividend and rights upon liquidation of the Company.

d.	Warrants classified as equity:

The Company has 1,507,231 registered and outstanding warrants that are exercisable into 1,507,231 ordinary shares of NIS no par value each for an average exercise increment of $22.32. These warrants are classified in equity.

During the year ended December 31, 2023, 13,000 warrants were exercised into 13,000 ordinary shares for a total consideration of $234 thousand.

e.	Treasury shares - Company shares held by the Company:

The interests of the Company in the Company’s shares are as follows:

	December 31,
	2023	2022
	%

% of issued share capital	0.54	1.0

f.	Capital management in the Company:

The Company’s capital management objectives are:

1.	To preserve the Group’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group’s business activity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its activity and its current and future liquidity constraints. To maintain or adjust the required capital structure, the Company may apply various measures such as adjust the dividend payment to shareholders, raise capital by way of issue of shares, capital purchases from shareholders and disposal of assets to reduce its debts.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees and officers is shown in the following table:

	Year ended December 31,
	2023	2022	2021
	USD in thousands

Equity-settled share-based payment plans	7,115	10,516	5,897

b.	Grants of options to employees and interested parties:

As part of the business combination agreement described in Note 1b above, on June 21, 2021, the Company allocated 1,781,085 share options to senior officers, employees and consultants of the Company and to an investment bank assisting the transaction, consisting of grants to employees, key management personnel and interested parties. Following are data of the value of share options granted to key management personnel and interested parties in HUB.

1.	2022 Share option plans:

The Company has authorized through its 2022 Share Option Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 1,068,651 ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of the grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant. As of December 31, 2023 there are no options available for future grants.

2.	On February 27, 2023, the Company granted to a service provider 128,238 share options for an exercise price of NIS 4.2 ($1.2) per share. The options were fully vested at the grant date, and exercisable for 36 months.

The inputs used for the fair value measurement of the share options for the above grant based on the Black and Scholes model are as follows:

Expected volatility of the share prices (%)	80.03%
Risk-free interest rate (%)	4.02%
Expected life of share options (years)	9.66
Share price (NIS)	8.29	$(2.26)

Based on the above inputs, the fair value of the options on the grant date is approximately NIS 10,378 thousand ($2,826 thousand).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT (Cont.)

c.	Movement of share options during the year:

The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Share options outstanding at beginning of year	844,148	16.02	1,139,102	6.93
Share options granted during the year	128,238	1.14	29,650	18.61
Share options exercised during the year	145,874	12.8	161,187	4.69
Share options forfeited during the year	9,553	0.04	144,686	12.30
Share options expired during the year	445,384	17.91	18,731	0.65

Share options outstanding at end of year	371,575	10.01	844,148	15.94

Share options exercisable at end of year	359,688	9.95	781,073	16.54

Each option is exercisable into one ordinary share of no par value.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 4.09 years.

The range of exercise prices for share options outstanding as of December 31, 2023 was NIS 0.14- NIS 67.48 ($0.04-$18.6).

After the reporting date, no warrants expired.

A summary of the status of RSUs under the Plan as of December 31, 2023 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	457,137
Granted*	1,697,743
Vested	278,580
Forfeited and cancelled	260,605

Outstanding at end of year	1,615,695

*	This includes shares granted with performance obligations which were not fulfilled as of December 31, 2023.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	SHARE-BASED PAYMENT (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2023, 2022 and 2021, was comprised as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	35	206	-
Research and development expenses	3,010	603	3,122
Sales and marketing expenses	211	1,504	2,775
General and administrative expenses	3,859	8,203	-

Total share-based payment	7,115	10,516	5,897

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES

a.	Charges:

To secure its liabilities to banks, the Group recorded a floating charge on its entire assets and a fixed charge on share capital and goodwill and all other assets and rights of any type or kind that the Company has or will have in the future. The balance of the amounts pledged under said charge amounts to $1,788 thousand as of December 31, 2023 (December 31, 2022 – $1,575 thousand) in order to receive guarantees in an aggregate of $1,839 thousand.

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

As of December 31, 2023, the consolidated statement of financial position includes bank guarantees totaling approximately to $1,839 thousand that have been granted to customers and suppliers in connection with tender-based performance contracts and office lease.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

The below is a brief summary of the litigation and other proceedings the Company is currently facing:

1.	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an Insurance reimbursement claim against approximately 16 defendants, with HUB Security being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company’s management based on its legal advisors believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case.

2.	Contract Tender Litigation–- On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800 thousand (approximately $250 thousands) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a Company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

The plaintiff’s request to the court cites total damages at NIS 229,000 thousand (approximately $70,000 thousand). On October 20, 2022, the amount claimed was reduced from NIS 229,440 thousand to NIS 5,440 thousand (approximately $1,480 thousand).

On January 30, 2023, the amount requested was increased to NIS 64,000 thousand. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against the Company and its former Chief Executive Officer only. The answer to the amended approval request was submitted by September 3, 2023, and the response by the plaintiffs was submitted on October 22, 2023.

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the yield a settlement not yield a settlement.

3.	Request for disclosure of documents according to Section 198A of the Companies Law– On February 8, 2023, Mr. Yuval Lev (the “Petitioner”) filed a motion for discovery under Section 198A of the Companies Law (the “Discovery Motion”) against the Company in the District Court in Tel Aviv in connection with a claim concerning the Company’s release of the Clover Wolf Fund from its obligation to participate in the PIPE Financing. On April 4, 2023, the Petitioner filed an amended motion for discovery (the “Amended Discovery Motion”) in which it demanded the disclosure of an exhaustive list of documents relating to the PIPE Financing, asserting that the Company’s alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, 1999, as well as an alleged basis for pursuing legal action against additional third parties. On April 10, 2024, the Company filed a response to the Amended Discovery Motion in which it requested that the confidentiality of certain items of its response be maintained. The court subsequently determined that temporary confidentiality would be maintained and ordered the Petitioner to respond to the Company’s response by September 8, 2024. The preliminary hearing is set for November 7, 2024. At this preliminary stage, it is not possible to assess the chances of the Amended Discovery Motion being granted.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

4.

A similar motion to for disclosure of documents according to section 198a of the Companies Law was filed on July 7, 2024, by Mr. Uri Dahan (the “Petitioner”) under Section 198A of the Companies Law (the “Discovery Motion”) against the Company in the District Court in Tel Aviv in connection with a claim concerning the Company’s release of the Clover Wolf Fund from its obligation to participate in the PIPE Financing. On July 8, 2024 the Court ruled that due to the similarities to the Lev motion detailed above, the Petitioner will discuss its position with the petitioner in the Lev Discovery Motion and report back to the Court. On July 28, 2024, the Court ruled that the Petitioner should provide to the court further details regarding its attempt to receive information from Lev, and stated that it is likely that the court would instruct both petitioners to share the details of their motions with each other.’

5.	PIPE Financing Litigation–- On March 6, 2023, Mr. Maj’haj Avner (the “Applicant”) filed a class action certification motion (the “Motion to Certify”) against the Company and eight additional respondents in the District Court in Tel Aviv, alleging that the Company’s public announcement that it received irrevocable investment commitments as part of the PIPE Financing was false. The Applicant seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Reverse Recapitalization in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The Applicant claims personal damages in the amount of NIS 50,752, while the claim for the alleged damage for the members of the affected group was valued at a total of more than NIS 2,500 thousand. The Motion to Certify also asserts that the Company’s alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, a violation of disclosure obligations under the Israeli Securities Law, and a violation of other statutory duties. On January 30, 2024, eight respondents filed a motion to dismiss outright the Motion to Certify (the “Motion to Dismiss”) as well as a Motion to extend the deadline for filing the Company’s response to the Motion to Certify. The court ultimately rejected the Motion to Dismiss at a hearing on March 24, 2024. On June 2, 2024, eight respondents filed their response to the Motion to Certify in which they requested that the confidentiality of certain items of its response be maintained which request was subsequently granted by the court. On July 2, 2024, the Applicant responded to the response filed by the eight respondents and on July 9, 2024, sent the eight respondents a demand for disclosure of documents (the “Disclosure Request”). At a hearing held on July 10, 2024, the court recommended that three respondents be removed from the Motion to Certify and the Applicant waive all cause of action that do not relate to the Securities Law which recommendations the Applicant subsequently adopted. At the same hearing, the court ordered five of the respondents to respond to the Disclosure Request by August 11, 2024 and that if the Applicant does not receive a satisfactory response to the Disclosure Request by such date, the Applicant should submit to the court a motion for discovery of documents by September 1, 2024, to which the respondents would be required to respond by September 30, 2024. The Company was also instructed to inform the court by September 23, 2024, if it still stands by its motion regarding confidentiality. A preliminary hearing was set for November 4, 2024.

6.	Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12,000 thousand (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. The Company is in discussions with Oppenheimer regarding settlement of this case.

7.	Dominion Capital Suit - In December 2023, Dominion Capital LLC, a sponsor of the SPAC, Mount Rainier Acquisition Corp., sued the Company in a New York State Court alleging that the Company failed to repay $2,500 thousand that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserts that it is entitled to damages in the amount of the loan principal plus interest and attorneys’ fees. The Company is defending itself vigorously. In the same action, the Company countersued the sponsor alleging various misconduct aimed at harming the Company. The sponsor moved to dismiss the Company’s counterclaim on the grounds that the Company has failed to state a claim against it. The Court granted the sponsor’s motion to dismiss. The Company is evaluating the Court’s decision and potential grounds for appeal.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

8.	Dominion Insolvency Petition – On April 10, 2024, Dominion Capital LLC, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. No response has yet been submitted. The preliminary hearing is set for October 7, 2024.

9.	All Ways Gateport Ltd. - On November 6, 2023, All Ways Gateport Ltd submitted to the Tel Aviv District Court a petition to declare the Comsec Disribution Ltd. (a subsidiary of the Company) insolvent due to an paid debt of USD 71,615. No response has yet been filed and a hearing is scheduled for September 29, 2024.

10.

Class Action Suit – HUB Cyber Security Ltd. 1:23-cv-05764 (S.D.N.Y.): This case consolidates into one securities class action the complaints filed in the cases styled Efrat Investments LLC et al. v. Hub Cyber Security Ltd., and Green v. Hub Cyber Security Ltd. f/k/a Hub Cyber Security (Israel) Ltd., et al. This action names the Company and current and former officers and directors of the Company (including Eyal Moshe, Hugo Goldman, Uzi Moscovich, Zeev Zell, Moshe Raines, Manish Agarwal, and Moti Franko, “Individual Defendants”) as defendants (collectively, “Class Action Defendants”). Certain shareholders—individuals and entities that purchased or otherwise acquired Company securities pursuant to and/or traceable to the offering materials issued in connection with the Transaction—have alleged that the Class Action Defendants made material misstatements and omissions in the offering materials issued in connection with the Transaction. The shareholders have alleged that the offering materials incorrectly stated that Hub Cyber Security (Israel) Ltd. had secured a committed financing arrangement, contained material misstatements and omissions concerning the Company’s internal controls and misuse of Company funds, and contained materially misleading information concerning the Company’s product. The shareholders seek damages from the Class Action Defendants and/or tender their shares to Class Action Defendants for recovery of the consideration paid therefor. The Company is defending itself vigorously, and has moved to dismiss the action on the grounds that the shareholders lack standing to sue and have failed to state a claim against the Company.

11.

Employee Claims - Two of the Company’s former US employees filed claims in the cumulative amount of approximately $350 thousand in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. The claims have since been settled.

Additionally, a few former Israeli employees filed a claim in the Tel Aviv Labor Court:

(a)	A former employee filed a claim against Comsec Ltd. (a subsidiary of the Company) in the amount of NIS 847 thousand alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024 and Comsec is required to submit an affidavit by September 15, 2024.

(b)	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 272 thousand. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. The deadline for filing a statement of defense has been postponed to September 15, 2024.

(c)	An additional former employee filed a claim on July 23, 2024 with regards to alleged missing pension and social benefits payments, in the aggregated amount of NIS 17 thousand. A statement of defense is scheduled to be filed by the Company by October 6, 2024, and a settlement in the claim is expected to be reached by that date.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

d.	Services Agreement: A-Labs Finance and Advisory Ltd (“A-Labs”)

In July 2021, the Company entered into a Financial Advisory Services Agreement (the “A-Labs Agreement”) with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which, the Company engaged A-Labs to perform, on an exclusive basis, certain consultation services in the domain of fundraising from investors and capital markets activities. In return for these services the Company committed to pay A-Labs a fee amounting to 5% of any funds raised from investors named on a specified schedule thereto, along with warrants to purchase the Company’s ordinary shares computed as 5% of the raised amount divided by the price per share as determined in the relevant fundraising transaction. During the term of the A-Labs Agreement, the Company paid a total of $4,200 thousand to A-Labs as commission for funds raised and issued to A-Labs a total of 4,076,923 warrants to purchase the Company’s ordinary shares.

In addition, pursuant to the Agreement, the Company agreed to pay to A-Labs a monthly payment of $70,000 and an additional sum designated as a “Marketing (in the sense of Capital markets fundraising activities) Budget”, of up to $280 thousand. The Marketing Budget was aimed for attracting investors to buy the Company’s shares, for capital fundraising and capital markets activities and is to be reviewed monthly based on the activities and efforts conducted by A-Labs for the Company.

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

During the period from July 2021 through March 2023, the Company paid to A-Labs a total of $4,200 thousand in cash. The Company sees part of these payments as an incremental and direct cost for attracting investors and raising capital, therefore the Company capitalized the relevant portion of these payments and deduct it from the Share capital and premium in the Consolidated Statements of Changes in Equity, upon the occurrence of its financing rounds.

Additionally, in March 2023, a total amount of $2,200 thousand that was owed to A-Labs pursuant to the A-Labs Agreement was converted into the Company’s ordinary shares at a conversion price of $10 per ordinary share. This conversion of amounts the Company owed to A-Labs under the A-Labs Agreement, was affected to partially satisfy the commitment that A-Labs made to purchase $20,000 thousand of the Company’s ordinary shares in the PIPE Financing.

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

In each of September 2022 and January 2023, the Company paid to A-Labs an additional commission of $50 thousand in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans (as defined below), the Company paid to A-Labs commissions totaling $140 thousand for services provided as part of the fund raising efforts.

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

In August 2023, the Company has received from A-Labs a waiver of the retainer fees for the services.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	INVESTMENTS IN INVESTEES

a.	Investment in ALD Software:

On December 28, 2007, the Company signed an agreement with ALD Software whereby on the record date, January 1, 2008, the Company transferred and sold to ALD Software the software department operation, free of any debt, liability, charge, foreclosure, mortgage, lien or any third party right, other than the liability to the IIA, as a result of which on the transaction completion date, ALD Software will become the legal owner of the software department operation and its underlying rights. The Company holds 98.63% of ALD software.

b.	Investment in Qpoint:

On May 26, 2010, the Company signed an agreement for investing in Qpoint, which is engaged in IT and software testing. According to the agreement, after the investment is made, the Company will hold 46.52% of Qpoint’s issued and outstanding share capital on a fully diluted basis and will have the power to determine Qpoint’s financial and operational policies, among others by having veto rights on budgets, capital raising, financing, dividend distribution and appointing the CEO and CFO, this since each of the two other shareholders in Qpoint had provided the Company an irrevocable proxy for about 7% each of Qpoint’s ordinary shares owned by them, conferring the Company about 60% of the voting rights in general meetings. Consequently, the Company consolidates Qpoint in its financial statements from the second quarter of that year. The Company’s total investment in Qpoint amounted to NIS 1,200 thousand ($312 thousand), paid in instalments over three quarters after the closing date. On July 1, 2010, with the completion of the Qpoint acquisition transaction, the Company was allocated 174 shares of Qpoint, conferring the Company 46.52% of Qpoint’s issued and outstanding share capital on a fully diluted basis. In April 2024, after the balance sheet date, the Company acquired the remaining shares of Qpoint. Following this acquisition, the Company holds 100% of Qpoint.

As part of the investment agreement, the parties signed a service agreement according to which the Company will grant Qpoint various services such as comprehensive accounting, marketing, management, administration and office maintenance. In return, Qpoint will pay the Company management fees of 3%. This agreement remains in effect as long as the Company holds 25% of Qpoint’s share capital.

f.	Acquisition of Comsec Ltd.:

On September 27, 2021, the Company signed an agreement for the purchase of the entire issued and outstanding share capital, on a fully diluted basis, of Comsec Ltd. (“Comsec”), including owners’ loans and capital notes (collectively – “the securities”), from Eldav Investments Ltd. (“the seller”). In return for the securities, the Company paid NIS 70,000 thousand ($21,848 thousand) (“the purchase price”), of which NIS 40,000 thousand ($12,484 thousand) in cash and NIS 30,000 thousand ($9,363 thousand) in Company shares. The purchase price was paid to the seller upon closing.

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

The acquisition transaction was completed on November 17, 2021 and from that date, the Company consolidated the financial statements of Comsec in the consolidated financial statements, see also Note 5.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

		Year ended December 31,
		2023	2022	2021
		USD in thousands

a.	Cost of revenue:

	Salaries and related expenses	28,098	29,972	11,506
	Subcontractors and consultants	8,359	12,980	8,658
	Depreciation, amortization and impairment	4,757	1,659	372
	Material	-	461	3,701
	Impairment expenses	-	438	-
	Other	693	401	474
		41,907	45,911	24,711

b.	Research and development expenses:

	Salaries and related expenses	6,879	5,201	5,468
	Other	298	406	328

		7,177	5,607	5,796
	Less – government grants	(1,291)	(33)	-
		5,886	5,574	5,796

c.	Sales and marketing expenses:

	Salaries and related expenses	4,239	7,972	1,910
	Advertising and public relations	236	306	37
	Depreciation, amortization and impairment	6,026	12,688	727
	Other	193	708	9
		10,694	21,674	2,683

d.	General and administrative expenses:

	Salaries and related expenses	8,409	16,089	4,844
	Depreciation and amortization	1,463	1,680	884
	Office Maintenance	1,392	1,410	303
	Consulting	16,716	16,627	1,149
	Legal expenses	2,713	2,157	411
	Impairment expenses	10,643	14,618	-
	Audit and accounting	773	1,418	249
	Insurance	1,622	26	(45)
	Board fees	1,168	396	131
	Other	4,273	2,850	1,473
		49,172	57,271	9,313

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

		Year ended December 31,
		2023	2022	2021
		USD in thousands
e.	Other expenses, net:

	Governmental grants income	(1,159)	-	-
	ELOC	1,570
	RNER listing expenses	12,312	-	-
		12,723	-	-

f.	Finance income and expenses:
	Finance income:

	Gain from exchange rate differences	271	19	-
	Interest income	213	450	5
		484	469	5
	Finance expenses:
	Loss from exchange rate differences	-	-	105
	Bank fees	109	145	105
	Changes in fair value of financial instruments	247	-	-
	Interest expenses	6,838	1,239	86
		7,194	1,384	296

NOTE 25:-	TAXES ON INCOME

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

The Israeli corporate tax rate was 23% in 2023, 2022 and 2021.

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

Company incorporated in the Netherland – tax rate of19%.

c.	Final tax assessments:

The Company and its subsidiaries had tax assessments through the 2017 tax year, and are deemed final.

d.	Carryforward tax losses:

The Company has business losses that can be carried forward totaling approximately $140,542 thousand. The Company did not create deferred taxes in respect of these business losses and other temporary differences as it does not expect to generate taxable income in the foreseeable future.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

e.	Deferred taxes:

Composition and movement in deferred taxes:

	In non-current liabilities (1)	In non-current assets (1)
	USD in thousands

Balance as of January 1, 2022	(4,734)	3,469

Charged to profit or loss	787	215
Adjustments arising from translating financial statements from functional currency to presentation currency	515	(413)

Balance as of December 31, 2022	(3,432)	3,271

Charged to profit or loss	1,725	(1,686)
Adjustments arising from translating financial statements from functional currency to presentation currency	132	(126)

Balance as of December 31, 2023	(1,575)	1,459

As shown on balance sheet (2):	(116)	-

(1)	The deferred taxes are computed at a tax rate of 23%.

(2)	The deferred tax shown above is not netted off within companies. The balance sheet shows the net position.

f.	Taxes on income included in profit or loss:

	Year ended December 31,
	2023	2022*	2021*
	USD in thousands

Current taxes	210	131	197
Deferred taxes	(39)	(1,039)	65
Tax previous years	-	132	-
	171	(776)	262

*	Comparative figures including the discontinued operation results.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

g.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, is as follows:

	Year ended December 31,
	2023	2022	2021
	USD in thousands

Loss before taxes on income	(84,435)	(80,739)*	(13,153)*

Statutory tax rate	23%	23%	23%

Tax computed at the statutory tax rate	(19,420)	(18,570)	(3,025)

Increase (decrease) in taxes on income resulting from the following factors:
Different tax rate applicable to foreign subsidiary	(2)	(225)	1
Utilization of carryforward losses for which no deferred taxes were computed in the past	(98)	-	(32)
Other losses and temporary differences for which no deferred taxes were computed	19,026	17,699	3,433
Tax previous years	-	132	-
Other, net	665	225	93

Taxes on income	171	(739)	470

*	Comparative figures including the discontinued operation results.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	NET LOSS PER SHARE

In computing diluted loss per share for year ended December 31, 2023, no account was taken of the potential dilution that could occur upon the exercise of employee and investors stock options, amounting to 362 thousand and 6,330 thousand, respectively, since they had an anti-dilutive effect on loss per share.

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

a.	Balances with interested and related parties:

December 31, 2023

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	200	18
Loan		66

In addition, as described in note 29(7), the Company provided a loan to blackswan, a company that one of its board members is the Company’s Chief Executive Officer.

December 31, 2022

	For details see	Controlling shareholder	Key management personnel
	Note	USD in thousands

Other accounts payable	15	40	25

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

b.	Salaries and benefits to interested and related parties:

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses, net:
Salary and related benefits to CEO and director employed by the Company (controlling shareholder) including cost of share-based payment (1)	132	-	-
Fees of directors not employed by the Company including cost of share-based payment (7)	566	312	289
Salary and related benefits to formerly Deputy CEO including cost of share-based payment (2)	811	3,872	1,571
Salary and related benefits to the former VP Human Resources including cost of share-based payment (4)	28	1,140	544
Salary and related benefits to formerly Chairman of the Board including cost of share-based payment (3) (6)	-	2,355	832
Salary and related benefits to formerly Deputy CEO and COO including cost of share-based payment (5) (6)	-	1,777	803
	1,537	9,456	4,039

(1)	Relates to the cost of employment of Mr. Noah Hershkovitz, director of the Company as of October 3, 2023 and CEO of the Company as of December 4, 2023.

(2)	Relates to the cost of employment of Mr. Uzi Moskowitz director and former CEO in the Company, who no longer serves as the CEO of Company since December 4, 2023. and Eyal Moshe former director and former CEO of the Company who is also controlling shareholder in the Company, excluding any misappropriates expenses. Mr. Moshe ceased his role as CEO on February 2, 2023, and his employment was terminated effective July 24, 2023 for cause in connection with these unauthorized expenses.

(3)	Relates to the cost of employment of Dr. Zigmund Bluvband, formerly the Chairman of the Company’s Board. Dr. Zigmund no longer works at the Company since April 30, 2022.

(4)	Relates to the cost of employment of Ms. Ayelet Bitan, Chief of Staff in the Company and the spouse of Mr. Eyal Moshe, a controlling shareholder in the Company, excluding any allegedly misappropriated expenses as detailed in Note 1e. Ms. Bitan resigned in February 2023.

(5)	Relates to the cost of employment of Mr. Dotan Moshe, former Deputy CEO and COO in the Company, who is also the son-in-law of Dr. Zigmund Bluvband. Mr. Dotan no longer works at the Company since May 15, 2022. In February 2023 he began consulting the Company.

(6)	Key management personnel.

(7)	Other interested and related parties.

*	The salary and related benefits amounts including the additional expenses of the extension in 2022 of the expiry date of options as detailed in note 18f.

Mr. Hershkoviz holds 9.99% of one of the Company service providers. Therefore, any decision regarding A-Labs transactions will require special approval.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

c.	Transactions with interested and related parties:

Year ended December 31, 2023

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	141	829	566	1,537
	141	829	566	1,537

Year ended December 31, 2022

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	5,012	4,132	312	9,456
	5,012	4,132	312	9,456

Year ended December 31, 2023

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	223	18
Highest balance of current debts during the year	-	66	-

Year ended December 31, 2022

	For details see	Controlling shareholder	Key management personnel
	Note	USD in thousands

Other accounts payable	15	40	25
Highest balance of current debts during the year	-	0	-

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS

a.	Business segments – chief reporting:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows.

1.	Product and Technology Segment – the Company develop and market integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment the Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

2.	Professional Services Segment – the Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services. These segments share a unified product development, operations, and administrative resources.

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

	Year ended December 31, 2023
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	41,589	1,068	-	42,657

Total revenues	41,589	1,068	-	42,657

Segment results (operating loss)**	(30,690)	(33,153)	(13,882)	(77,725)

Finance expenses, net				6,710

Loss before taxes on income				(84,435)

*	Expenses related to RNER merger transaction)see Note 5) and ELOC (see Note 20).

**	In the year ended December 31, 2023, the Company recorded impairment of goodwill and intangible assets related to professional service and product and technology segments in the amount of $12,735 thousand and $2,523 thousand, respectively.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS (Cont.)

	Year ended December 31, 2022
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	48,263	1,739	-	50,002

Total revenues	48,263	1,739	-	50,002

Segment results (operating loss)	(21,582)	(43,019)	(15,829)	(80,430)

Finance expenses, net				(915)

Loss before taxes on income				(81,345)

*	Expenses related to a merger transaction in 2022.

b.	Geographical segments:

Below is revenue by country, based on customer location - before the business combination date (see Note 1 above) geographical segments were not analyzed due to immateriality (most of the Company revenues and the carrying amounts of non-current assets are in the Company’s country of domicile (Israel)):

Year ended December 31, 2023

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	40,364	334	1,669	290	42,657

Main customers:

USD in thousands
Turnover with main customers (1):
Customer A	7,602
Customer B	4,726

12,328

(1)	Customers in the professional services segment.

% of total sales

Customer A	17.82%
Customer B	11.07%
28.89%

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SEGMENTS (Cont.)

Year ended December 31, 2022

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	46,386	339	2,983	294	50,002

Main customers:

Year ended December 31, 2022
USD in thousands

Turnover with main customers (1):
Customer A	10,257
Customer B	6,706

16,963

% of total sales
2022

Customer A	21%
Customer B	13%

34%

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	SUBSEQUENT EVENTS

1.	Tomas Gottdiener

In March-June 2024, the Company sold to an accredited investor (the “March-June 2024 Investor”), in a series of unregistered private transactions, notes (the “March-June 2024 Notes”) with an aggregate principal amount of $10,000 thousand, and warrants (the “March-June 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-June 2024 Investor (the “March-June 2024 Purchase Agreement”). The Company’s acquisition of Qpoint was partially funded by proceeds the Company received pursuant to the March-June 2024 Purchase Agreement.

The loan amount under the March-June 2024 Notes is repayable by the Company on the earlier of (i) August 10, 2024 with respect to 40% of the loan amount and September 24, 2024 with respect to the remaining 60% of the loan amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000 thousand. The principal amount under the March-June 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; and (b) with respect to $2,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date.

If the March-June 2024 notes are not repaid prior to the applicable maturity date, the March-June 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-June 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-June 2024 Warrants issued under the March-June 2024 Purchase Agreement are exercisable as follows: (i) March-June 2024 Warrants exercisable into 4,444,444 ordinary shares are exercisable at an exercise price equal to $0.70 per share until March 12, 2027, (ii) March-June 2024 Warrants exercisable into 4,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until April 3, 2027, (iii) March-June 2024 Warrants exercisable into 1,000,000 ordinary shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (iv) March-June 2024 Warrants exercisable into 2,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	SUBSEQUENT EVENTS (Cont.)

The conversion of the March-June 2024 Notes and the exercise of the March- June 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-June 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550 thousand (the “Second 2023-2024 Accreditor Investor Notes”), and warrants exercisable into between 0.50 and one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accreditor Investor Warrants”). The aggregate principal amount of the Second 2023-2024 Accreditor Investor Notes is convertible into the Company’s ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The Second 2023-2024 Accreditor Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accreditor Investors. The Second 2023-2024 Accreditor Investors have the right to convert the Second 2023-2024 Accreditor Investors Convertible Notes, in whole or in part, at any time following their issuance. Pursuant to the Second 2023-2024 Accreditor Investor SPAs, the Company issued Second 2023-2024 Accreditor Investor Warrants which are exercisable into 200,000 ordinary shares. The Second 2023-2024 Accreditor Investor Warrants are exercisable until September 14, 2025 for an exercise price of $1.50. The exercise of the Second 2023-2024 Accreditor Investor Warrants will be limited to the extent that, upon their exercise, a Second 2023-2024 Accreditor Investor and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

2.	Dominion

A Schedule 13D was jointly filed by (i) Dominion Capital LLC, a Connecticut limited liability Company (“Dominion”), (ii) DC Rainier SPV LLC, a Delaware limited liability Company, (iii) Dominion Capital Holdings LLC, a Delaware limited liability Company, (iv) Mikhail Gurevich and (v) Gennadiy Gurevich (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 18, 2024 (the “Schedule 13D Filing”) with respect to the Reporting Persons’ beneficial ownership of shares of Hub Cyber Security Ltd. (the “Company”). In the Schedule 13D Filing, the Reporting Persons made several inaccurate statements regarding the Company. Notably, they alleged that on February 14, 2024, Dominion commenced insolvency proceedings against the Company under Israeli law. Contrary to this claim, the Company has not received any related motion at the time. The Company has filed a counterclaim against Dominion in the commercial litigation proceedings between the parties in the United States referenced in the Schedule 13D Filing. The Company maintains the right to hold the Reporting Persons accountable for their malicious and detrimental actions aimed at harming the Company.

The claim by Dominion to initiate insolvency proceedings was actually filed by Dominion in Israel on April 9, 2024.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	SUBSEQUENT EVENTS (Cont.)

3.	Qpoint Acquisition

On April 3, 2024 the Company acquired for NIS 25,000 thousand in cash the shares of Qpoint. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000 thousand on the signing date; (ii) NIS 16,000 thousand on the closing date (which was April 8, 2024); (iii) an additional NIS 5,000 thousand no later than February 10, 2025 (of which NIS 2,500 thousand was already paid by June 5, 2024).

Following this acquisition the Company holds 100% of Qpoint. This acquisition is strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem. Qpoint, boasting a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

Qpoint, which was established in 2009, comprises five subsidiaries and provides solutions and consulting across various verticals, including innovative data management and security solutions. The strategic integration enhances HUB’s capabilities in safeguarding sensitive information across various sectors.

4.	Debt Arrangement with Comsec Creditors and Vendor Settlement

The Comsec Group total liabilities sum up to NIS 55,000 thousand, but this amount is divided between different groups of creditors with different priorities, and includes provisions for employee’s vacation days, social benefits, liabilities for other subsidiaries and debts that their settlement is already happening. The Company assesses that it can pay 30% out of the total outstanding debt ( i.e. “ Hair cut” of 70%) over a period of 3 years, on a quarterly basis and negotiations for a settlement agreement with the creditors are currently in an advanced phase.

Comsec and the Company have reached a settlement agreement with a vendor, which is one of the creditors, and whose debt is also covered by a guarantee by the Company.

According to the settlement agreement, a vendor will receive an amount of NIS 13,656 thousand according to the following payment schedule:

(i)	NIS 5,000 thousand until April 7, 2024

(ii)	NIS 4,328 thousand until May 15, 2024

(iii)	NIS 4,328 thousand until July 15, 2024

As the Company was guarantor to the debt to a vendor, the Company has paid the first two payments, and is expected to pay the third one as well.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	SUBSEQUENT EVENTS (Cont.)

5.	Amendments to Convertible Loan Agreements with Shayna

Following the sale of most of the rights of Shayna LP (“Shayna”) under the Convertible Loan Agreement to Akina Holding Limited (“Akina”) in an Agreement dated March 3, 2024 (after a previous sale agreement between Shyana and Pey Capital Pte Ltd. was cancelled)

First Amendment – March 31, 2024

●	An agreed upon conversion price: Shayna and Akina (who purchased from Shayna most of its rights under the Convertible Loan Agreement) will be entitled to convert the loan amounts in their entirety, for up to a total of 5,129,375 shares for the entire Loans (calculated under an agreed USD/NIS rate of 3.65, and at a conversion price of $0.9), of which Akina will be entitled to receive 3,897,455 shares, and Shayna will be entitled to receive 1,231,920 shares.

●	Warrant coverage: total warrant coverage for the entire loan amounts, with the same number of shares and division between Akina and Shayna as detailed above, and an exercise price of $0.9.

●	Limitation on Beneficial Ownership: standard clause limiting each of Shayna and Akina to 4.99%.

●	Condition to effectiveness: only when duly approved by the Board of Directors of the Company, at its sole discretion

Second Amendment – April 18, 2024

●	Shyana and Akina agreed that in case Akina defaults on its payment schedule to Shayna, then Shyana will be entitled to assume all of Shyana’s rights to convert any outstanding amount of the Loan to shares

●	The Company agreed that upon receiving such written notice of default from Shyana, and in the absence of a contradictory judicial injunction within 7 days, to allocate to Shayna any outstanding amount of the Loan, upon receipt of a written conversion notice from Shayna

Third Amendment – May 9, 2024

converting the cash payment of $1,151 thousand for Consulting Fee for under the Convertible Loan Agreements, to 1,278,666 ordinary shares of the Company (calculated under a conversion rate of $0.9) and 1,278,666 Warrants (with an Exercise Price of $0.8 and an exercise period of up to 6 months); and (ii) Approving the sale of Shyana rights under the Convertible Loan Agreements to receive certain converted shares and to exercise certain warrants from Shayna to the Lender

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	SUBSEQUENT EVENTS (Cont.)

6.	SPA with Akina Holding Limited

The Company has signed an SPA with Akina on May 9, 2024 the principal conditions of which are as follows:

(i)	Investment Amount – up to $5,000 thousand;

(ii)	Price Per Share - $1.00;

(iii)	50% Warrant Coverage;

(iv)	Warrants Exercise Price Per Share - $1.00 (equal to share purchase price per share);

(v)	Warrants have a 12 months expiration date.

7.	Credit Line to Blackswan

The Company entered into a Loan and Security Agreement with Blackswan Technologies, Inc., a Delaware corporation (“BST”), with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, the Company may make, at its sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000 thousand.

The principal amounts the Company lends to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to fifteen percent (15%) and are repayable on January 1, 2025, provided that BST has the right to prepay the any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to eighteen percent (18%).

The Company has provided to Blackswan an aggregated amount of $2,012 thousand under the BST Loan Agreement, of which $1,023 thousand was provided until December 31, 2023, while $299 thousand were recorded as selling and marketing expenses and $724 presented as part of long-term receivables. In addition, $990 thousand was provided after that date.