Form 20-F/A
period 2023-12-31
Hub Cyber Security Ltd.
filed 2024-10-22
CIK 1905660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐     No ☒

EXPLANATORY NOTE

HUB Cyber Security Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Form 20-F”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2024 (the “Original Filing Date”), to address comments from the Staff of the SEC in relation to the Original Form 20-F and to correct a few typographical errors.

This Amendment No. 1 speaks as of the Original Filing Date of the Original Form 20-F (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

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

v

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

In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh, or Legacy, a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. As of December 31, 2022, we identified indicators of impairment since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, the Company recorded an impairment loss of $8,738 for the assets acquired from Legacy.

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

With respect to the Comsec acquisition, Comsec is composed of two business activities – distribution and services – both which are in the field of cybersecurity. During 2023, financial difficulties arose in Comsec’s distribution activity, which included, among other things, difficulty in paying off obligations to suppliers in the amount of approximately NIS 26 million (USD 7 million), and as a result the termination of exclusive distribution licenses, cessation of sales started in July 2023, which resulted in layoffs and departures of employees, so that as of December 31, 2023 there are no employees under this activity.

All of the noted circumstances, among others, led HUB to conduct an assessment for “discontinued operation” per IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, where the conclusion was that Comsec Distribution LTD (part of Comsec) needed to be defined as “discontinued operation”. Therefore, the presentation for the period ended December 31, 2023 as well as the comparable numbers from prior periods, were adjusted to properly reflect that.

Since the distribution activity has been classified and presented as “discontinued operation” per IFRS5, the performance presentation is separate from the ongoing business, which does not have a direct impact on the operating results and cash flow.

With respect to the acquisition of Legacy, HUB recorded an impairment in 2022, which was driven by the fact that revenue was not recognized or that HUB had not acquired new customers from Legacy’s assets. As a result, all of those circumstances led to conclusion where such asset was no longer viable and would not generate economical benefits in future.

With respect to the acquisition of ALD, according to IAS36, regarding impairment, once a year following an acquisition, HUB must perform an impairment test in order to ensure that the net book value of the assets are recoverable. In such assessment, which is based on several paraments, if there is a situation where the enterprise value is lower compared to the carrying amount of the CGU, then the impairment entry must be recorded to reflect such impairment. HUB has used third party evaluation services to thoroughly assess the outcome as of December 31, 2023, where the profit and loss approach has been selected and is based on five parameters, which are depreciation and amortization, capital expenditures, investment in working capital, weighted average cost of capital and sensitivity analysis. The outcome of the analysis has been reflected in HUB’s books. The fact that ALD will not generate the expected cash flow as planned will negatively affect the cash flow of the Company and its subsidiaries (“the Group”). In order to mitigate and address the risk, the Company focuses on two main areas: (1) seek new business opportunities in the overall services arena and (2) explore and evaluate additional capital investments which results in positive cash flow impact.

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

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

Revenue was $42,657,000 and $50,002,000 (neutralizing from discontinued operation of $29,741,000) for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $7,345,000, or 15%, for the year ended December 31, 2023 compared to 2022.

This decrease was mainly attributed to a decrease of $7,345,000 in the Professional Services Segment as a result of currency erosion negatively impacted in total amount of approximately $4,496,000 due to the difference between the functional and reporting currency of the Company (USD strengthen against the NIS by 10% in 2023 compared to 2022) as well as a reduction in nature of HUB’s business in total amount of approximately $2,802,000, which is primarily attributed to two customers of the Group and decrease in revenue of $95,000 in the Products and Technology Segment.

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

Gross Profit

Gross profit was $750,000 and $4,088,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $3,338,000, or 81.7%, for the year ended December 31, 2023 compared to 2022. The decrease was primarily attributable to currency erosion between the years in total amount approximately $400,000 as well a reduction in the Group’s gross profit in total amount of approximately $2,831,000.

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

Selling and Marketing Expenses

Selling and marketing expenses were $10,694,000 and $21,674,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $10,980,000, or 50.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease is attributed to a decrease of $3,733,000 in salaries and related expenses driven by a decrease in headcount in HUB’s marketing department and a decrease in an amount of $6,662,000 related mainly to impairment of intangible assets resulted from Legacy during 2022.

General and Administrative Expenses

General and administrative expenses were $49,172,000 and $57,271,000 for the years ended December 31, 2023 and 2022, respectively, resulting in a decrease of $8,099,000, or 14%. The decrease is due to the following: Payroll G&A decrease by $7,680,000 mainly due to headcount decrease, insurance expenses increased by $1,600,000, board fees expenses increased by $772,000 impairment expenses decreased by $3,975,000.

Other Expenses

Other expenses were $12,723,000 and $0 for the years ended December 31, 2023 and 2022, respectively, resulting in an increase of $12,722,000, or 100%, which was mainly attributed to SPAC’s merger entry in total amount of approximately $12,311,000.

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

Secured Promissory Note

In connection with the ELOC, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the ELOC Upfront Commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand.

Dominion claims that we are currently in default under the Secured Promissory Note due to our alleged failure to provide security to Dominion under the Secured Promissory Note. Dominion has demanded payment in full of the ELOC Upfront Commitment. We have not made such payment and are currently in discussions with Dominion as to solutions to the dispute.

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

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
Directors and Executive Officers of HUB:
Noah Hershcoviz (1)	397,532	1.3%
Lior Davidsohn	–	–
Osher Partok Rheinisch (2)	155,621	*
Nachman Geva	–	–
Kasbian Nuriel Chirich (3)	32,599	*
Lior Lurye	–	–
Ilan Flato (4)	31,250	*
Uzi Moskovich (5)	133,177	*
Matthew Kearney (6)	62,444	*

All executive officers and directors as a group (9 individuals)	756,423	2.5%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 60,000 restricted share units and (ii) 277,005 ordinary shares and warrants to purchase 60,527 Ordinary Shares held by The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner. Mr. Hershcoviz disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. Does not include (i) 140,000 restricted share units, and (ii) 300,000 performance share units, each of which have been granted, but have not yet vested.
(2)	Consists of 155,621 restricted share units. Does not include (i) 65,622 restricted share units and (ii) 50,000 performance share units, each of which have been granted, but have not vested.
(3)	Consists of 31,250 restricted share units and 1,349 ordinary shares. Does not include 18,750 restricted share units, which have been granted, but have not yet vested and 5,000 ordinary shares that have not yet been issued pursuant to an agreement that Kasbian Nuriel Chirich entered into with the Company in January 2023.
(4)	Consists of 31,250 restricted share units. Does not include 18,750 restricted share units, which have been granted, but have not yet vested.
(5)	Consists of 13,177 ordinary shares subject to options exercisable within 60 days of August 13, 2024 and 120,000 restricted share units. Does not include 80,000 restricted share units, which have been granted, but have not vested.
(6)	Consists of 31,250 restricted share units and 31,194 ordinary shares. Does not include 18,750 restricted share units, which have been granted, but have not vested.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or Annual Report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.	6-K	001-41634	99.2	December 13, 2023

1.2	Memorandum of Association of HUB Cyber Security Ltd.	20-F	001-41634	1.2	August 16, 2024

2.1	Description of Securities.	20-F	001-41634	2.1	August 16, 2024

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-267035	10.11	November 17, 2022

4.2††	Compensation Policy for Directors and Officers.	6-K	001-41634	Annex A to Exhibit 99.1	October 5, 2023

4.3††	Specimen Ordinary Share Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.7	November 17, 2022

4.4††	2007 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.9	November 17, 2022

4.5††	2021 Employee Stock Option Plan of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	10.10	November 17, 2022

4.6	Sponsor Support Agreement, dated as of March 23, 2022, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and initial stockholders of Mount Rainier Acquisition Corp.	F-4	333-267035	10.4	August 24, 2022

4.7	Form of Amended and Restated Warrant Agreement, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent.	F-4	333-267035	4.9	August 24, 2022

4.8	Registration Rights Agreement, dated March 23, 2022, by and among HUB Cyber Security (Israel) Ltd., certain security holders of HUB Cyber Security (Israel) Ltd. and certain security holders of Mount Rainier Acquisition Corp.	F-4	333-267035	4.10	August 24, 2022

4.9	Form of Convertible Note dated February 28, 2023	20-F	001-41634	4.9	August 15, 2023

4.10	Form of Registration Rights Agreement dated February 28, 2023	20-F	001-41634	4.10	August 15, 2023

4.11	Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.11	August 15, 2023

4.12	First Amendment to Senior Secured Demand Promissory Note dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.12	August 15, 2023

4.13	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. and Dominion Capital LLC	6-K	001-41634	99.1	March 30, 2023

4.14	Securities Purchase Agreement, dated May 4, 2023 by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC	6-K	001-41634	99.1	May 8, 2023

4.15	Form of Convertible Promissory Note	6-K	001-41634	99.2	May 8, 2023

4.16	Form of Warrant	6-K	001-41634	99.3	May 8, 2023

4.17	First Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated August 24, 2023.	6-K	001-41634	99.1	August 25, 2023

4.18	Second Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated November 28, 2023.	6-K	001-41634	99.1	November 29, 2023

4.19	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.20	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.21	English Translation of Convertible Loan Agreement, dated July 9, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.19	August 15, 2023

4.22	Financial Advisory Services Agreement dated as of July 20, 2021, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.20	August 15, 2023

4.23	Addendum No. 1 to Financial Advisory Services Agreement dated as of December 28, 2022, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.21	August 15, 2023

4.24	English Translation of Loan Agreement, dated January 16, 2023 by and between HUB Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.22	August 15, 2023

4.25†	Commitment Letter, dated November 16, 2021 by and among, Bank Mizrahi Tefahot Ltd, HUB Cyber Security Ltd. and Comsec Ltd.	20-F	001-41634	4.23	August 15, 2023

4.26	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.26	August 16, 2024

4.27	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.27	August 16, 2024

4.28	Form of Warrant issued by HUB Cyber Security Ltd. to First 2023-2024 Accredited Investors.	20-F	001-41634	4.28	August 16, 2024

4.29	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.29	August 16, 2024

4.30	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.30	August 16, 2024

4.31	Form of Warrant issued by HUB Cyber Security Ltd. to Second 2023-2024 Accredited Investors.	20-F	001-41634	4.31	August 16, 2024

4.32	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and March-June 2024 Investor.	20-F	001-41634	4.32	August 16, 2024

4.33	Amendment to Securities Purchase Agreement, Warrant and Note, dated April 3, 2024.	20-F	001-41634	4.33	August 16, 2024

4.34	Second Amendment to Securities Purchase Agreement, Warrants and Notes, dated June 26, 2024.	20-F	001-41634	4.34	August 16, 2024

4.35	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and March-June 2024 Investor.	20-F	001-41634	4.35	August 16, 2024

4.36	Form of Warrant issued by HUB Cyber Security Ltd. to March-June 2024 Investor.	20-F	001-41634	4.36	August 16, 2024

4.37	Share Purchase Agreement between HUB Cyber Security Ltd., Gyro Sky Solutions Ltd., Dolet Systems Ltd., Gari Brizinov, Yaacov Golpur, Qpoint Technologies Ltd., Sensecom Consulting and Projects Management Ltd., Aginix Engineering and Project Management Ltd. and Integral Telemanagement Services Ltd., dated April 3, 2024.#†	20-F	001-41634	4.37	August 16, 2024

4.38	Loan and Security Agreement, dated December 4, 2023, among HUB Cyber Security Ltd. and Blackswan Technologies, Inc.	20-F	001-41634	4.38	August 16, 2024

4.39	First Amendment to Convertible Loan Agreement, dated August 17, 2023, by and between HUB Cyber Security Ltd. and Shayna LP	20-F	001-41634	4.39	August 16, 2024

4.40	First Amendment to Convertible Loan Agreement, dated March 31, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.40	August 16, 2024

4.41	Second Amendment to Convertible Loan Agreement, dated April 18, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.41	August 16, 2024

4.42	Third Amendment to Convertible Loan Agreement, dated May 9 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.42	August 16, 2024

4.43	English Translation of Form of Debt Settlement Agreement, dated March 24, 2024, between a vendor, Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.	20-F	001-41634	4.43	August 16, 2024

4.44	Specimen Warrant Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.8	November 17, 2022

8.1	List of Subsidiaries.	20-F	001-41634	8.1	August 16, 2024

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

97.1††	Policy for Recovery of Erroneously Awarded Compensation	6-K	001-41634	Appendix A to 99.1	October 5, 2023

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

HUB CYBER SECURITY LTD.

Date: October 22, 2024	By:	/s/ Noah Hershcoviz
	Name:	Noah Hershcoviz
	Title:	Chief Executive Officer

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

In addition, Dominion advanced the Company an aggregate amount of $2,500 thousand upon closing of the Reverse Recapitalization, as the upfront commitment. In connection with the equity line of credit, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the equity line of credit commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand. Dominion claims that the Company failed to meet the contractual terms of the Secured Promissory Note. As a result, the Company is required to pay Dominion an interest rate of 24% immediately.

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