Form 20-F
period 2024-12-31
Hub Cyber Security Ltd.
filed 2025-05-01
CIK 1905660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had 3,553,818 ordinary shares outstanding, no par value. As of April 28, 2025, the registrant had 10,047,296 ordinary shares outstanding, no par value.

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

All references in this Annual Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of March 23, 2022 (the “RNER Merger Agreement”), by and among Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), HUB and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“RNER Merger Sub”). Pursuant to the RNER Merger Agreement, RNER Merger Sub merged with and into RNER, with RNER surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

All references in this Annual Report to “BST Merger” refer to the transactions effected under the merger agreement, dated as of January 15, 2025 (the “BST Merger Agreement”), by and among BlackSwan Technologies, Inc., a Delaware corporation (“BST”), HUB, BST Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“BST Merger Sub”), and the Equityholders’ Representative thereto. Pursuant to the BST Merger Agreement, BST Merger Sub merged with and into BST, with BST surviving the merger. Upon consummation of the BST Merger and the other transactions contemplated by the BST Merger Agreement on January 27, 2025, BST became a wholly owned subsidiary of HUB.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All information in this Annual Report on Form 20-F relating to shares or price per share reflects the 1-for-10 reverse share splits effected by us on December 14, 2023 and March 28, 2025.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024.

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

Forward-looking statements involve a number of risks, including potential impairments, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny, which could have a material adverse effect on our business, financial condition and results of operation.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	Our acquisition of companies, including our most recent acquisition of BST, presents challenges that we may not overcome. If we are unable to successfully integrate recently acquired companies into our business, our operating results may be adversely affected. We may also become liable to unforeseen risks and liabilities associated with acquired companies.

●	If we are not able to remain in compliance with the continued listing standards of the Nasdaq Stock Market LLC (“Nasdaq”), such failure could result in a delisting of our securities.

●	We have financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. If we are unable to meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	We need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	Actions that we have taken to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history in the fields of secured data fabric and confidential computing makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

v

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	Our management team has limited experience managing a U.S. listed public company.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future net profitability.

●	As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

●	Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

●	We are subject to a number of securities class actions and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

●	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert management’s attention and resources.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

●	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

●	Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

●	Conditions in Israel, including the current war between Israel and Hamas, could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute the ownership interests represented by our ordinary shares and may depress the market price of our ordinary shares.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements” on page v of this Annual Report. Such risks include, but are not limited to:

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

As previously disclosed in our Report on Form 6-K on April 20, 2023, our board of directors appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of ours. During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that Mr. Eyal Moshe, our former Chief Executive Officer and President of U.S. operations and former member of the board of directors, and Ms. Ayelet Bitan, our former Chief of Staff and wife of Mr. Moshe, misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582,000) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of Eyal Moshe, was terminated effective July 24, 2023, for cause and Mr. Moshe resigned from our board on August 15, 2023. Additionally, we commenced two legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee.

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

Since the completion of the Internal Investigation, the Company performed a rehaul of its top management and executive officers, in addition to enacting and enforcing tougher anti-fraud and anti-corruption policies, oversight, reviews and checks. All of the management and executive officers that served in the Company during the time when the misappropriation occurred have since left the Company and been replaced. To the best of the Company’s knowledge, the past misappropriation of funds has no current or further impact on the Company, its finances and its business, and is not expected to affect the Company or its expected growth in the future.

The Internal Investigation is complete, although we continue to aim to pursue recovery of the misappropriated funds. These events regarding the Special Committee and Internal Investigation are the subject of regulatory review and expose us and our directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Securities Authority (“ISA”), Israel Tax Authority, U.S. Securities and Exchange Commission (“SEC”), Nasdaq and/or U.S. Department of Justice (“DOJ”). In September 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of HUB's office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To HUB's best knowledge, the suspicions are related, among other things, to the subject matter of the Internal Investigation. In addition, in April 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To HUB’s best knowledge, said visit related to developments in the investigation related to the actions of a former Financial Controller of the Company, which were also addressed in the Internal Investigation. We have provided certain information and documentation to certain regulatory authorities and are prepared to respond to any regulatory inquiry it may receive. Our management and our board of directors do not currently believe there are any impacts on our financial statements. If we were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on our business, financial position and results of operations.

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

The Special Committee is neither a civil nor a criminal court of law and no court has yet substantiated the findings of the Special Committee. It is possible that a court of law may find differently than the Special Committee has, which could expose us to counterclaims from Mr. Moshe, Ms. Bitan or others. Additionally, while we have informed Mr. Moshe that he has been summarily dismissed as an employee, Mr. Moshe resigned from our board of directors.

We have commenced legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law. Two actions were undertaken against Ms. Bitan. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to the Company. In the action against Mr. Moshe, the court was requested to grant an injunction against accessing the accumulated severance package and to order the return of the sums to us. These actions are time limited, so the initial action against Ms. Bitan was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. The preliminary hearing in both of these cases is set for the September 2025 and both will be heard in front of the same judge who granted the injunction against Ms. Bitan. For further details please refer to Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” below.

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

We have incurred net losses in each year since our inception, including net losses (including discontinued operations) of $39.1 million, $86.6 million and $80 million in the years ended December 31, 2024, 2023, and 2022, respectively. In addition, we may continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our network security solutions and products is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We cannot be certain when, if ever, we will become profitable. Even if we were to become profitable, we might not be able to sustain such profitability on a quarterly or annual basis.

Primarily because of our losses incurred to date, our expected continued future losses, our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers, which led into situation where a hold was placed on certain of our bank accounts. Since May 2024, we have been unable to make required deposits in employee pension and severance funds or to pay required withholding taxes on employee compensation payment. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years. We have reached a settlement agreement with the unsecured creditors of Comsec creditors and are in process to remove two applications that were submitted to court to declare the Company and Comsec as insolvent. For more information about those application please refer to Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” below. Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing and the ability to cure our outstanding defaults or that these obligations may be negotiated on terms that are favorable to us, if at all. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will continue to seek to raise additional funds during 2025 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms. See “—We will be required to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected” below for additional information.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As described above, we appointed the Special Committee to oversee an internal investigation related to alleged misappropriation of Company funds and other potentially fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As such, our management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. We continued to identify material weaknesses in our internal control over financial reporting as of December 31, 2023, which had not been remedied as of December 31, 2024. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses included, but are not limited to:

●	Lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions;

●	The fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively;

●	Deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end;

●	Insufficient oversight of certain signatory rights relating to our financial accounts;

●	Ineffective design and implementation of Information Technology General Controls (“ITGC”) including improperly designed controls pertaining to change management and user access rights over systems that are critical to our system of financial reporting; and

●	Incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

During the fourth quarter of 2024, we undertook certain corrective action in order to address and remediate these material weaknesses including (i) the recruitment of additional financial personnel in our finance department with an appropriate level of knowledge and experience; (ii) the establishment of risk and control matrices and implemented controls over material business processes; (iii) the design of operation of procedures related to timely closing of financial books, including the assignment of clear responsibilities, deadlines and appropriate segregation of duties; (iv) the formalization of signatory rights; and (v) establishment of controls over the change management process and permissions to the financial system. However, since the implementation of these controls only commenced in the fourth quarter of 2024, these controls were not in place a sufficient period of time to allow management to conclude they were operating effectively throughout a significant portion of the year. Accordingly, management concluded that internal control over financial reporting was not effective as of December 31, 2024 due to these material weaknesses.

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

We cannot assure you the measures we have been taking or that we take in the future will be sufficient to remediate the material weaknesses or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

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

If we are not able to remain in compliance with the continued listing standards of the Nasdaq, such failure could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, or certain value-based requirements, Nasdaq will take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair shareholders’ ability to sell or purchase the securities when they wish to do so as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

On May 20, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq stating that we were not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) (the “Reporting Rule”) as a result of not having timely filed our annual report for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the SEC. Under the Nasdaq rules, the Company had 60 calendar days, or until July 19, 2024, to file the 2023 Annual Report or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. On July 19, 2024, we submitted a plan of compliance to achieve and sustain compliance with the Reporting Rule. Following submission of this plan of compliance, Nasdaq determined to grant an exception to enable us to regain compliance with the aforesaid rule, subject to our filing of the 2023 Annual Report with the SEC on or before August 19, 2024. We initially filed the 2023 Annual Report on August 16, 2024.

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

In addition, on August 23, 2024 we received a deficiency notice from Nasdaq informing us that we are no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because our total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), we had 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). On October 9, 2024, we submitted the Compliance Plan to Nasdaq. On December 11, 2024, we received another notice from Nasdaq stating that the Compliance Plan did not evidence our ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, we were notified that our securities would be delisted from the Nasdaq Global Market, unless we request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any further action by the Staff at least until the hearing process concludes. On December 18, 2024, we requested a hearing before the Panel. On January 14, 2025, we received a notice from Nasdaq that we did not regain compliance with the Minimum Bid Price Requirement prior to January 13, 2025 and that such failure to regain compliance with the Minimum Bid Price Requirement served as an additional basis for delisting our securities from the Nasdaq Global Market. Our hearing before the Panel was held on February 6, 2025.

On February 27, 2025, we received a notice from Nasdaq informing us that Nasdaq granted our request to continue our listing on the Nasdaq Stock Market, subject to (i) on or before March 5, 2025, our filing of an application to transfer our securities to the Nasdaq Capital Market and (ii) on or before March 31, 2025, our demonstrating compliance with the Minimum Bid Price Requirement and the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(2) (“MVLS Rules”). On February 26, 2025, Nasdaq confirmed to us via email that we had regained compliance with the MVLS Rules. In addition, on March 4, 2025, we filed an application to transfer our securities to the Nasdaq Capital Market. On March 28, 2025, we effected a 1-for-10 reverse share split of our ordinary shares in an effort to regain compliance with the Minimum Bid Price Requirement and since then our ordinary shares closed above $1.00. Accordingly, we believe that we have regained compliance with the Minimum Bid Price Requirement however as of the date of this Annual Report Nasdaq has not confirmed that we have regained compliance. In addition, as of the date of this Annual Report, Nasdaq has not transferred our securities to the Nasdaq Capital Market.

No assurance can be given that we will be able to maintain compliance with the Total Assets and Total Revenue Requirement, the Minimum Bid Price Requirement, the MVLS Rules, or comply with the other standards that we are required to meet in order to maintain a listing on such exchange or that Nasdaq will transfer our securities to the Nasdaq Capital Market. Our failure to meet these requirements or transfer our securities to the Nasdaq Capital Market may result in our securities being delisted from Nasdaq.

In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Minimum Bid Price Requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on OTC Markets, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of HUB’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange as the liquidity that Nasdaq provides would no longer be available to investors. Shareholders may be unable to sell their securities unless a market can be established or sustained, and we could face a lengthy process to re-list the ordinary shares, if at all.

We financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

We are currently in default under certain of our debt and convertible obligations, including overdue amortization payments totaling approximately $1.2 million having an aggregate principal amount of approximately $5.9 million (the “Outstanding Debt”). Upon an event of default under the Outstanding Debt, the holders of such debt may exercise all rights and remedies available under the terms of the notes or applicable laws.

We are currently in discussions with certain holders of the Outstanding Debt regarding possible solutions for the payment of the overdue amortization payments, including the possible extension of the outstanding obligations and, in some cases, extinguishing the entire loan. However, there can be no assurance that our discussions will be successful and, if we are not successful in finding an acceptable resolution to the existing default or the impending event of default, the holders of the Outstanding Debt will be able to seek judgement for the full amount due and may seek to foreclose on our assets, which would adversely affect our business or possibly force us to cease operations and commence liquidation proceedings. Our debt and financial obligations:

●	impair our liquidity;

●	make it more difficult for us to satisfy our other obligations;

●	require us to dedicate cash flow to payments on our debt and financial obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

●	imposes restrictions on our ability to incur other indebtedness, grant liens on our assets, and impedes us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

●	adversely affects our ability to enter into strategic transactions, public or private equity offerings, and similar agreements, or requires us to obtain the consent to enter into such transactions;

●	makes us more vulnerable in the event of a downturn in our business prospects and limits our flexibility to plan for, or react to, changes in our industry and markets; and

●	places us at a competitive disadvantage when compared to our competitors.

The existing defaults could enable the lenders to foreclose on certain of our assets and could significantly diminish the market value and marketability of our ordinary shares and could result in the acceleration of other payment obligations or default under other contracts or possibly force us to cease operations and commence liquidation proceedings. In addition, the conversion of some or all of the Outstanding Debt into ordinary shares will dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the Outstanding Debt may encourage short selling by market participants because the conversion of the Outstanding Debt would likely depress the price of our ordinary shares.

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

Currently, we generate the majority of our revenues from our Professional Services division, which, among other services, enables enterprise clients to identify, manage and respond to cybersecurity threats with comprehensive, bundled solutions that provide a crucial layer of protection for organizations as well as a means to manage associated risk and compliance. More recently, we have focused on providing a secured data fabric solution to the financial services sector.

The ability to penetrate the secured data fabric market and maintain or increase our revenues and achieve profitability may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell our solutions and professional services to additional customers. We may incur higher customer acquisition or retention costs as we seek to grow our customer base and expand our markets. Moreover, to the extent we are unable to retain and sell additional services to existing customers, including as part of our initiative to address existing accounts that have substandard margins, our revenue and results of operations may decrease. The loss of business from any of our major customers, whether by the cancellation of existing contracts, the failure to obtain renewal of these contracts or win new business or lower overall demand for our services, could materially and adversely impact our revenue and results of operations.

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

 We began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and are engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security Ltd (today HUB Cyber Security TLV) was founded in 2017 by veterans of the elite Unit 8200 and Unit 81 of the Israeli Defense Forces, with vast experience and proven track records in setting up and commercializing start-ups in a multi-disciplinary environment. HUB merged with ALD in June 2021 and began trading on the Tel Aviv Stock Exchange (the “TASE”). Following the merger with ALD, we have developed unique technology and products in the field of confidential computing, which is a rapidly evolving industry. Further, significant portions of our growth have been through mergers with, and acquisitions, of other companies. As a result, there is limited information that investors can use in evaluating our business, strategy, operating plan, results, and prospects. While we currently derive most of our revenues from our Professional Services division, we intend to derive most of our revenues in the future from the delivery of technology and products, including our secured data fabric and confidential computing protection solutions. It is difficult to predict future revenues and appropriately budget for expenses, and we have limited insight into trends that may emerge and affect our business. To date, we have only derived a small portion of our historical revenues from technology and product-oriented solutions, including our secured data fabric and confidential computing solution. In addition, we have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. As a result, if we do not address these risks successfully, or if the assumptions we use to plan and operate our business are incorrect or change, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be materially adversely affected.

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

Competition in the market for secured data fabric and other technology solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

The markets in which we operate are characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of network security products and that employ different approaches and delivery models to address these evolving threats.

The data fabric market is rapidly evolving, with major players including Informatica, IBM, Oracle, Microsoft, Talend, Snowflake, and others offering a variety of solutions across integrated data platforms, cloud-native architectures, and data virtualization technologies. Established technology giants like IBM and Oracle leverage their deep expertise, broad tool portfolios, and strong industry presence, while newer entrants like Snowflake and Denodo emphasize cloud-native flexibility and real-time analytics. Companies like SAP and Palantir focus on niche strengths such as security and entity-based data organization. Open-source alternatives, such as Apache Atlas and Airflow, also pose a competitive threat by offering cost-effective and customizable solutions. However, the crowded field and overlapping capabilities create a highly competitive environment where innovation, integration, and scalability are key differentiators.

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

The cybersecurity professional services markets are experiencing heightened competition driven by rapid technological advancements, evolving regulatory landscapes, and increasing client demands. Major players like IBM, Microsoft, SAP, Oracle, and SAS Institute are expanding their offerings through strategic acquisitions and the integration of AI and machine learning to provide comprehensive, cloud-based GRC solutions. This technological innovation enables more efficient risk management and compliance processes, allowing organizations to automate regulatory adherence reports and detect threats more effectively. Simultaneously, the cybersecurity consulting sector is witnessing a shift as clients may favor technology firms over traditional consultancies. This trend underscores the importance for traditional firms to demonstrate their unique value propositions.

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

Many of our existing and potential customers are large corporations and government agencies who store sensitive data. Selling to large corporations and government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that HUB will complete a sale. Large enterprise customers frequently demand terms of sale which are less favorable than the prevailing market terms. In addition, government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, such that any of these occurrences may adversely affect public sector demand for our products. Finally, some large corporations and government entities require products such as ours to be certified by industry-approved security agencies or regulatory bodies that govern them as a pre-condition of purchasing them. We cannot be certain that any certificate or regulatory approval will be granted or that we would be able to satisfy the technological and other requirements to maintain certifications or regulatory approvals. The loss of any of our existing certificates or regulatory approvals, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers or could deter new and existing customers from purchasing our solutions, any of which could adversely affect our business, operating results or financial condition.

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

If we do complete acquisitions, it may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers or experience unexpected competition from market participants. Any integration process may require significant time and resources. HUB may not be able to manage the process successfully and may experience a decline in our profitability as it incurs expenses prior to fully realizing the benefits of the acquisition. We acquired four companies and certain assets within the past three years and greatly increased our number of employees and fields of operation. The smooth integration into HUB of the operations of these companies and of their employees is an important part of our sales and growth plan. The staff of the first company that was acquired, ALD Advanced Logistics Development Ltd., is the foundation upon which HUB will build our Professional Services business, and the strengths of the second acquired company, COMSEC Ltd, and the third one Qpoint Technologies Ltd. (“QPoint”), in marketing, support, sales and cybersecurity consulting are the foundation of our sales efforts. Finally, we believe that our January 2025 acquisition of BST, the fourth company, has the potential to solidify our position as a leading provider of secured data fabric solutions in the future, offering a critical safeguard for banks, financial institutions and other industries navigating an increasingly complex regulatory and cybersecurity environment. We believe that the above mentioned acquisitions will also give us direct access to a large number of blue-chip customers around the world, which can save us a significant amount of time that would be needed to penetrate these markets organically. Our failure to smoothly integrate the operations and employees of these companies into our goals and plans will reduce our prospects for growth. There is no assurance that the acquired companies, including their personnel and operations, can be successfully integrated with our existing employees and operations.

We could also expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and our products and services and potential intellectual property infringement. For example, during 2023, one of Comsec’s subsidiaries, Comsec Distribution, had financial, operational and commercial difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no business activities in Comsec Distribution. In addition, we acquired assets of Legacy Technologies Gmbh (“Legacy”), a European cyber firm, however we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant. Due to the significance of the BST Merger, we are also required to amend the registration statement on Form F-1 that we recently amended and filed on December 31, 2024, to include certain historical and pro forma financial statements required under Regulation S-X under the Securities Act which we have not yet completed and this could result in demands by investors for us to pay liquidated damages under registration rights agreements with such investors.

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

The market for our solutions may not continue to grow.

Continued growth of the industries in which we compete will depend, to a great extent, upon:

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

Our operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. Accordingly, the results of any fiscal year should not be relied upon as an indication of future performance. Our financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities, or those of the combined company, could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing of revenues generated and/or recognizable in any period;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	Loss of customers, our ability to retain existing customers and attract new customers;

●	Our ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

●	Disruptions in our sales efforts or termination of our relationship with suppliers or subcontractors;

●	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The timing and rate of broader market adoption of our solutions;

●	Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Changes in the source, cost or availability of hardware components we use;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

●	General economic, industry and market conditions, including trade disputes.

Our management team has limited experience managing a U.S. listed public company.

Some of our management team has limited experience managing a U.S. listed publicly traded company, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to U.S. listed public companies. Our management team may not successfully or efficiently manage their relatively new roles and responsibilities. Our transition to being a U.S. listed public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Due to our limited resources, we may be forced to focus on a limited number of commercial opportunities which may force us to pass on opportunities that could have a greater chance of success.

Due to our current cash situation and our overall limited resources and capabilities, we will have to decide to focus on pursuing a limited number of commercial opportunities. As a result, we may forego or delay pursuit of certain business opportunities that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on profitable market opportunities. Additionally, our spending on research and development programs may not yield any commercially viable products. If we make incorrect determinations regarding the viability or market potential of any or all of our products and offerings or misread trends in the cybersecurity industry, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees, including in companies we acquired. Our leadership team are critical to our overall management, as well as the continued development of our solutions, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Though sometimes new management can contribute and provide a new beneficial approach, we are currently conducting a global search for a permanent Chief Financial Officer and we have recently made other significant changes to our executive management team in an effort to reduce costs and increase efficiency. We are also dependent on the continued service of our existing engineering team because of the complexity of our product and solutions. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause, subject only to the notice periods prescribed by their respective agreements if done without cause. The loss of one or more members of our senior management or key employees could harm our business, and we may not be able to find adequate replacements. There is no assurance that we will be able to retain the services of any members of our senior management or key employees.

In addition, we must attract and retain new highly qualified personnel in order to execute our growth plan. We have had difficulty quickly filling certain open positions in the past and expect to have significant future hiring needs. Competition is intense, particularly in Israel and other areas in which we have offices, for engineers experienced in designing and developing IT products, research and development specialists, providers of professional services in the cyber field and experienced sales professionals. In order to continue to access top talent, we may continue to grow our footprint of office locations, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees, or we, have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to offer competitive compensation packages and thereby adversely impact our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. In addition, as a result of the intense competition for highly qualified personnel, the high-tech industry has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.

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

Our technology is new and not widely understood among our customer base. We will have to educate our customers of the benefits of our technology and the difference between our solution and other available solutions. Educating customers is frequently time consuming and expensive and requires expertise, patience and a delicate touch. There can be no assurance that we will be able to educate the market of the benefits of our solution, or that potential customers will understand or appreciate the superior performance of our products. Delays in the market’s understanding of our products will delay the expected pace of our growth in revenues.

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in network security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, exchange rate fluctuations, or inflation, could cause a decrease in corporate spending on network security solutions and services. Other matters that influence consumer confidence and spending, including political unrest, public health crises, terrorist attacks, armed conflicts (such as the conflict between Russia and Ukraine) and natural disasters could also negatively affect our customers’ spending on our solutions and services. A significant portion of our business operations are concentrated in core geographic areas such as the Middle East and Europe, and if they were to experience economic downturns, this could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2024, we generated 94% of our revenues from Israel, 4% of our revenues from Europe and less than 2% from the rest of the world.

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

We currently offer our solutions in several countries and intend to continue to expand our international operations. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, particularly in emerging markets;

●	Global or regional health crises, such as the COVID-19 pandemic or any resurgence thereof;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

●	Less effective protection of intellectual property;

●	Difficulties and costs of staffing and managing foreign operations, including recruiting and retaining talented and capable employees;

●	Import and export laws, including technology import and export license requirements, and the impact of tariffs;

●	Trade restrictions, including as a result of boycotts, trade disputes or other disputes between countries or regions in which we sell and operate;

●	Difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

●	Difficulties in collecting receivables from foreign entities or delayed revenue recognition;

●	The introduction of exchange controls and other restrictions by foreign governments; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

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

We offer our solutions to customers globally and have sales in several countries. Although a portion of our cash generated from revenue is denominated in U.S. dollars, most of our revenues and operating expenses are incurred in Israel and denominated in Israeli New Shekels. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as our revenues and operating expenses are translated from NIS into U.S. dollars. If the significant fluctuation in the value of the U.S. dollar relative to the NIS will continue, it will have an impact on the U.S. dollar amount of our future operating expenses. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, it also faces re-measurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict future results and earnings and could materially and adversely impact our financial condition and results of operations. We evaluate periodically the various currencies to which we are exposed and take selective hedging measures to reduce the potential adverse impact from the appreciation or the devaluation of our non-U.S. dollar-denominated expenses, as appropriate and as reasonably available to us. There can be no assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations.

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

We incorporate artificial intelligence (AI) and machine learning (ML) into some of our products. This technology is new and developing and may present both compliance and reputational risks.

We rely on AI and machine learning in the operation of some of our products or solutions. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of our products or solutions. The effectiveness of our AI models depends on the quality and completeness of the data used for training. Any malfunction or unexpected behavior in our AI-driven systems could disrupt our operations and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

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

We rely primarily on patent, trademark, copyright and trade secrets laws and confidentiality procedures and contractual provisions to protect our technology. As of the date of this Annual Report, we own six patents registered in the U.S. We have a further patent application pending in the United States which was recently allowed. Patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until at least 18 months after filing or an earlier priority date, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent rules in the United States may bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. As a result, we may not be able to obtain adequate patent protection or effectively enforce our issued patents.

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

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (“GDPR”), the California Consumer Privacy Act (“CCPA”), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), the UK Data Protection Act 2018, national privacy laws of EU Member States, the Israeli Privacy Protection Law, 1981 (“PPL”) and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses; the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications); the California Privacy Rights Act, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law; and the adoption of a significant amendment to the PPL, known as Amendment 13, that will take effect in August 2025 and is expected to notably enhance the investigative powers of the Privacy Protection Authority and increase the potential monetary sanctions for violations. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require HUB to expend significant capital and other resources. We could be found to not be in compliance with obligations or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Our Articles of Association (the “Articles”) allow us to indemnify, exculpate and insure our directors and senior officers to the fullest extent permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”). As such, we have entered into agreements with each of our directors and senior officers to indemnify, exculpate and insure them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements generally provide that HUB will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as directors or senior officers:

●	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

●	Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

●	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

●	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

●	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

●	In an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

●	In a criminal action in which the director or senior officer is found innocent, or

●	In a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

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

We currently have limited cash resources and liquidity. As our business expected to grow, we anticipate having larger reserves of cash in the future. As such we expect to maintain balances of cash and cash equivalents for purposes of acquisitions and general corporate purposes. While we do not currently hold any marketable securities, there is no guarantee that we will not maintain marketable securities in the future. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency downgrades that may impair their value, or unexpected changes in the financial markets’ healthiness worldwide. In addition, in case we hold liquid investments in the future and would like to liquidate some of our investments and turn them into cash, we will be dependent on market conditions and liquidity opportunities, which may be impacted by global economic trends.

Risks Related to Being a U.S. Listed Public Company

We continue to incur increased costs as a result of operating as a U.S. listed public company, and our management needs to devote substantial time to compliance initiatives.

As a public company subject to reporting requirements in the United States, we incur significant legal, accounting and other expenses, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have caused us to incur significant legal and financial compliance costs and have made some activities to be more time-consuming and costly. As a result, the preparation and filing of this Annual Report was exceedingly time consuming and costly for us and we cannot be certain that similar situations would not occur in the future. Additionally continued delinquency in the timely submission of future filings could lead to the SEC instituting administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our ordinary shares. These costs will likely increase our net loss in the short term. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities has and may continue to fluctuate significantly due to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on OTC Markets (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless an active market can be sustained.

If we fail to remediate our material weaknesses or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As discussed above, in connection with the review of our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022 included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

We are a former “shell company” and as such are subject to certain limitations not applicable to other public companies generally.

Following the Business Combination, we are a successor to a public reporting “shell company,” as defined in Rule 12b-2 under the Exchange Act. Although we are no longer a “shell company,” we are subject to certain restrictions under the Securities Act for the resale of securities issued by issuers that have been at any time previously a shell company. Specifically, the Rule 144 safe harbor available for the resale of our restricted securities is only available to our shareholders if, at the time of the proposed sale, we have filed the annual report required to be filed during the preceding twelve months, regardless of whether the restricted securities were initially issued at the time we were a shell company or subsequent to termination of such status. Other reporting companies that are not former shell companies and have been reporting for more than twelve months are not subject to this same reporting threshold for non-affiliate reliance on Rule 144. Accordingly, any restricted securities we have sold or sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, may not be resold unless such securities are registered with the SEC or the requirements of Rule 144 have been satisfied. As a result, it may be harder for us to fund our operations and pay our employees and consultants with our securities instead of cash. Furthermore, it may be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. Our prior status as a “shell company” could prevent us in the future from raising additional funds, engaging employees and consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities to decline in value.

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

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our share price.

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

The trading market for our ordinary shares and warrants will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a relatively new public company, the analysts who publish information about our ordinary shares and warrants have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. We qualify as a foreign private issuer under the Exchange Act, and consequently we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As a company incorporated in Israel, even though we delisted our securities from the TASE, the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) continues to apply and we are still subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. We have petitioned the Israeli Securities Authority to cease our reporting requirements in Israel, given that we are no longer traded on the TASE, but the outcome of such petition remains uncertain and we may be forced to continue reporting pursuant to Israeli law requirements. We have not filed reports under the Israeli Securities Law after we started reporting in the United States under the Securities Act in March 2023. This could result in the imposition of penalties under the Israel Securities Law. In addition, as a company incorporated in the State of Israel, regardless of the outcome of the petition to cease our reporting requirements in Israel, we will remain subject to the jurisdiction of the Companies Law that apply to all Israeli incorporated companies.

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

Future issuances of our ordinary shares may significantly dilute the holdings of existing shareholders, and future resales of our ordinary shares may cause the market price of our ordinary shares and warrants to drop significantly, even if our business is doing well.

As of April 28, 2025, there were 10,047,296 outstanding ordinary shares. We have issued a substantial number of convertible notes and warrants that may be converted or exercised into our ordinary shares, which will significantly dilute our existing shareholders and may adversely affect the market price of our ordinary shares. As of April 28, 2025, such securities are convertible or exercisable into an aggregate of 10,586,298 ordinary shares. Many of such notes and warrants are subject to anti-dilution adjustments that would result in their becoming convertible or exercisable for additional shares and the reduction of the conversion or exercise price if we were to issue securities at a purchase price (or conversion or exercise price) of less than $5.00 per share.

Pursuant to the terms of private investments made by certain equityholders, we are required to register the securities of such equityholders. Upon the effectiveness of any registration statement we file to register securities issued or issuable in connection with such private investments in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, our shareholders may sell large amounts of ordinary shares and warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our ordinary shares or warrants or putting significant downward pressure on the price of our ordinary shares or warrants. Additionally, downward pressure on the market price of our ordinary shares or warrants likely will result from sales of our ordinary shares issued in connection with the exercise of warrants. Further, sales of our ordinary shares or warrants upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of our ordinary shares or warrants could have a tendency to depress the price of our ordinary shares or warrants, respectively, which could increase the potential for short sales.

In consideration for the acquisition of BST, HUB issued to BST’s equity holders 2,965,366 ordinary shares and pre-funded warrants to purchase 664,373 ordinary shares of HUB. 364,972 of the shares issued to the BST equityholders are to be held in escrow for a period of 12 months following the closing date to secure certain indemnification obligations. The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of HUB’s outstanding ordinary shares. The ordinary shares are subject to transfer restrictions for a period of 18 months following the closing date of January 27, 2025. Specifically, all such shares are restricted from transfer for a period of six-months. After six months, each former BST equityholder will be entitled to transfer up to 28% of its shares. Over the following 12 months, an additional 6% of the shares will be released from the lock-up each month. The actual or perceived availability of these shares for sale may further depress the trading price of our ordinary shares.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC in 2024. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. Holders should consult their own advisors regarding the potential application of these rules to an investment in our ordinary shares or warrants.

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

In particular, on October 7, 2023, thousands of Hamas terrorists invaded Israel’s southern border from the Gaza Strip and conducted widespread brutal attacks on civilian and military targets. Hamas concurrently launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped hundreds of civilians and soldiers from Israel. Following the invasion, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas, and these terrorist organizations in parallel continued rocket and terror attacks against Israeli targets.

In addition, since the commencement of these events, there have been continual hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen) until ceasefire agreements went into effect with Hezbollah on November 27, 2024. It is possible that hostilities with Hamas in Gaza or Hezbollah in Lebanon will further escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, will join the hostilities.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees and management members are subject to military service in the IDF and have been and may be called to serve. Since the war with Hamas broke out and as of the date of this Annual Report, 56 of our 322 employees served in active duty, including our CEO and CTO. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation in a material manner, and we have not experienced material disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria, Iran and the West Bank, our operations may be adversely affected.

In addition, in April and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. Iran is widely believed to be developing nuclear weapons and is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

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

Further, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and in 2023 the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees, which may discourage lawsuits against us, our directors, officers and employees.

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

As of March 1, 2023, HUB began trading on Nasdaq following its Business Combination Agreement with Mount Rainier Acquisition Corp.

In November 2023, HUB began to collaborate with BST with the goal of becoming a significant player in the secured data fabric industry, and in January 2025, HUB subsequently acquired BST. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. We currently operate in several countries and provide secured data fabric SaaS solutions, as well as a wide range of cybersecurity professional services.

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

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

Since the completion of the Internal Investigation, the Company performed a rehaul of its top management and executive officers, in addition to enacting and enforcing tougher anti-fraud and anti-corruption policies, oversight, reviews and checks. All of the management and executive officers that served in the Company during the time when the misappropriation occurred have since left the Company and been replaced. To the best of the Company’s knowledge, the past misappropriation of funds has no current or further impact on the Company, its finances and its business, and is not expected to affect the Company or its expected growth in the future.

On September 17, 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the previously reported internal investigation conducted by the special committee appointed by the Company’s board of directors in April 2023.

On April 22, 2025, investigators from the Israeli Tax Authority visited the offices of the company. To the Company best knowledge, said visit related to developments in the investigation related to the actions of a former Financial Controller of the Company, which were also addressed in the aforementioned special committee investigation.

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

We terminated the employment of the controller in 2023 in accordance with Israeli law. Prior to the commencement of legal proceedings, the Company reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250,000 plus VAT was repaid to the Company and all his options and RSUs were cancelled.

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

BST Collaboration and Merger

In November 2023, the Company began to collaborate with BlackSwan Technology (“BST”) with the goal of becoming a significant player in the secured data fabric industry. Subsequently, in August 2024, we entered into a collaboration agreement with BST formalizing the terms of the collaboration between the parties (the “BST Collaboration Agreement”). The BST Collaboration Agreement was effective as of November 1, 2023 and pursuant to the terms thereof, BST agreed to conduct activities directed by us to integrate BST technology with HUB technology. In addition, we agreed to provide advisory services to BST in connection with BST’s performance under specified commercial agreements. Pursuant to the BST Collaboration Agreement, we receive all rights to any deliverables created under the BST Collaboration Agreement and an irrevocable, perpetual license to any BST background intellectual property created or developed before or after the effective date of the BST Collaboration Agreement. The BST Collaboration Agreement further granted HUB with the exclusive right available until August 22, 2025 to elect to acquire all of the outstanding share capital of BST or assets of BST. We subsequently exercised this right and acquired BST on January 27, 2025. We believe that the acquisition of BST will solidify our position as a leading provider of secured data fabric solutions, offering a critical safeguard for banks, financial institutions and other industries navigating an increasingly complex regulatory and cybersecurity environment.

March 2025 Notes

On March 27, 2025, the Company completed the issuance of a series of notes (the “March 2025 Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (“Keystone” and collectively with the other investors, the “March 2025 Note Investors”), in an aggregate principal amount of $1,625,000 and original issue discount of $325,000, for an aggregate purchase price of $1,300,000. The March 2025 Notes mature on December 11, 2025, do not bear interest, and include a prepayment option at a premium of 125%. In addition, the Company is required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the March 2025 Notes.

The March 2025 Note Investors have the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

The conversion of the March 2025 Notes will be limited to the extent that, upon their conversion, a March 2025 Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

ELOC Transaction

Concurrently with the investment by the March 2025 Note Investors described above, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with Keystone, pursuant to which the Company has the right to sell to Keystone up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”).

As consideration for Keystone’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to Keystone a note in a principal amount of $1,000,000, does not bear interest, and has a maturity date of December 11, 2025 (the “Commitment Note”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the Commitment Note. The Commitment Note can be converted prior to the maturity date by either the Company or Keystone at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the Securities and Exchange Commission (the “SEC”) or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, Keystone and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

In addition, in connection with the ELOC Purchase Agreement, the Company and Keystone entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Conversion Note and the ELOC Shares that the Company has the right to sell to Keystone.

The Company does not have a right to commence any sales of ELOC Shares to Keystone under the ELOC Purchase Agreement before a registration statement of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Following such date, the Company will control the timing and amount of any sales of ELOC Shares to Keystone. Actual sales of shares of ELOC Shares to Keystone under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ELOC Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The Company is obligated to use 33% proceeds from the sale of ELOC Shares to repay the principal amount under the March 2025 Notes.

Under the ELOC Purchase Agreement, on any business day on which the closing sale price of the Company’s shares is equal to or greater than $0.05 (the “Fixed Purchase Date”), the Company may direct Keystone to purchase shares (a “Fixed Purchase”) at a purchase price equal to 95% of the lesser of (i) the daily volume-weighted average price (the “VWAP”) of the Company’s shares for the five (5) trading days immediately preceding the applicable fixed purchase date and (ii) the lowest sale price on the applicable Fixed Purchase Date, provided, that Keystone’s committed obligation under any single Fixed Purchase shall not exceed $50,000.

In addition to Fixed Purchases, on any business day on which the Company has directed Keystone to purchase the maximum allowable Fixed Purchase amount, the Company may also direct Keystone to purchase additional shares on the trading day immediately following the purchase date for such Fixed Purchase (the “VWAP Purchase Date” and such purchase, a “VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the closing sale price of the Company’s shares on the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs Keystone to make a VWAP Purchase (such period, the “VWAP Purchase Period”), provided, that Keystone’s committed obligation under any single VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the corresponding Fixed Purchase and (b) 30% of the trading volume of the VWAP Purchase Period.

In addition, on a VWAP Purchase Date, the Company may also direct Keystone to purchase on such day, an additional number of shares (an “Additional VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the VWAP beginning at the completion of any prior VWAP Purchases and the last Additional VWAP Purchase, as applicable, and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the Additional VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs Keystone to make an Additional VWAP Purchase (such period, the “Additional VWAP Purchase Period”), and (ii) the lowest sale price on such day, provided, that Keystone’s committed obligation under any single Additional VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the Fixed Purchase that corresponded to the VWAP Purchase corresponding to the Additional VWAP Purchase and (b) 30% of the trading volume of the Additional VWAP Purchase Period.

The Lead Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases for a particular VWAP Purchase Date shall not exceed $1,000,000 in the aggregate.

The ELOC Purchase Agreement provides that the Company may not issue or sell any shares under the ELOC Purchase Agreement if the issuance or sale of such shares would result in Keystone and its affiliates beneficially owning more than 4.99% of the Company’s outstanding share capital at any time.

Julestar Financing Transaction

In February 2025, the Company entered into a Loan Agreement with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar agreed to loan us $2,650,000 in consideration for a promissory note in the principal amount of $3,117,647 (the “Julestar Note”). The principal amount, and interest thereon, is required to be repaid in 40 weekly installments over the 10-month term of the loan. The Julestar Note accrues interest at a rate of 10% per annum. To secure the repayment of the Julestar Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days. As of the date hereof, the Company did not make any payments.

The Loan Agreement also provides for the issuance of five-year warrants to purchase 530,000 Ordinary Shares (the “Julestar Warrants”), subject to downward adjustment in the number of underlying shares in the event of early repayment of the Julestar Note in full or upward adjustment in the event the Julestar Note is not repaid in full within 90 days of the issuance date, as detailed below. The exercise price of the Julestar Warrants is $5.00 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Julestar Warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register with the Securities and Exchange Commission on a Form F-1 or Form F-3 the shares issuable upon the exercise of the Julestar Warrants.

The net proceeds of the amount we raise in any single subsequent financing or asset sale outside the ordinary course of business of more than $5.0 million, or multiple subsequent financings or asset sales outside the ordinary course of business of more than $7.0 million in the aggregate, will be required to be used to prepay the Julestar Note in full. We are entitled to prepay a minimum of $100,000 of the Julestar Note at any time, with no prepayment penalties, with declining incentives for early prepayment consisting of a decrease in the principal amount and a decrease in the number of shares issuable under the Julestar Warrants. If the Julestar Note is not repaid in full within 90 days, the number of shares issuable under the Julestar Warrants will increase and the exercise price of the additional shares could be set lower, to half the lowest 10-day average market price during the period, subject to a floor price.

While we are currently in default of certain terms under the Loan Agreement with Julestar, we are in discussions with Julestar to restructure our obligations thereunder.

J.J. Astor Financing

In December 2024, the Company entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan us $2,200,000 in consideration for a promissory note in the principal amount of $2,750,000 (the “December 2024 Convertible Note”). After fees and expenses, the net proceeds of the loan are expected to be $2,087,000. The December 2024 Convertible Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at our election. The December 2024 Convertible Note will not accrue interest (unless there is an event of default). As of the date hereof, the Company has paid an aggregated amount of $840,000.

The Company is entitled to prepay the December 2024 Convertible Note at any time, with declining discounts for prepayment within 30, 60 or 90 days. Upon an event of default, the outstanding principal amount will increase to 110% of the outstanding principal amount, plus interest thereon at the rate of 16% per annum. The December 2024 Convertible Note will be convertible by Astor following an event of default.

The conversion price of the December 2024 Convertible Note is 80% of the average of the four lowest VWAP prices for the 20 trading days prior to conversion but not lower than the 20% of the average of the four lowest VWAP prices for the 20 trading days prior to the closing date. To the extent that the conversion price is lower than such minimum price, the Company will be required to pay a make-whole payment.

One-half of the net proceeds of the amount the Company raises in any subsequent equity financing of less than $5 million will be required to be used to prepay the December 2024 Convertible Note, and all of larger equity financings will be required to be used to prepay the December 2024 Convertible Note.

The Company agreed to issue to Astor a five-year warrant to purchase 129,411 ordinary shares at an exercise price of $8.50 per share (the “December 2024 Warrant”), subject to adjustment in certain circumstances, including dilutive issuances. The exercise price of the December 2024 Warrant was subsequently lowered to $5.00 per share in accordance with the adjustment mechanism therein. The Company undertook to register the shares issuable upon conversion of the December 2024 Convertible Note and upon exercise of December 2024 Warrant on our registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. On January 13, 2025, Astor assigned the December 2024 Warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights under the December 2024 Warrant.

The Company could be required to pay liquidated damages of up to 10% of the principal amount of the Note if the Company does not satisfy our obligations under the registration rights agreement on a timely basis. The December 2024 Convertible Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% our outstanding share capital at any time.

Each of the Company’s subsidiaries agreed to guarantee the December 2024 Convertible Note and the Company and each of its subsidiaries agreed to grant a subordinated pledge over its assets to secure the December 2024 Convertible Note, each to become effective following an event of default and receipt of consent from our senior lenders. Failure to obtain such consents will be deemed an event of default under the December 2024 Convertible Note.

While we are currently in default of certain terms under the Loan Agreement with Astor, we are in discussions with Astor to restructure our obligations thereunder.

Bank Mizrahi Debt Settlement Agreement

In December 2024, Comsec Ltd. and Bank Mizrahi entered into a debt settlement agreement concerning the restructuring of the overall outstanding debt of Comsec Distribution Ltd, or the Mizrahi Debt Settlement Agreement. Pursuant to the Mizrahi Debt Settlement Agreement, the parties agreed that the outstanding debt amount of NIS 23 million will be repaid over 24 months with quarterly installments, commencing on June 30, 2025. Interest will accrue at a rate of Prime (Bank of Israel intrabank plus 1.5%) plus 3.25%. In addition, Bank Mizrahi agreed to waive any claims or objections regarding the debts, interest rates, or associated banking charges. Bank Mizrahi reserves the right to demand immediate repayment if the debtors breach the Mizrahi Debt Settlement Agreement or if significant events occur that cast doubt on the debtors' ability to meet obligations.

Claymore Capital Financings

In August 2024, we entered into Securities Purchase Agreements with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4.0 million and warrants to acquire an aggregate of approximately 470,000 ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to $5.00. The August 2024 Warrants are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore Capital PTY Ltd. (“Claymore”) served as the placement agent for this transaction and received a fee of approximately $233,000 in cash and a warrant to purchase approximately 110,000 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants. The Company entered into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent will be paid a fee of $15,000 per month.

In August 2024, Claymore agreed to extend a loan to the Company in the amount of $500,000 with interest at the rate of 10% of the principal amount until it was subsequently repaid in August 2024. In November 2024, Claymore agreed to extend a loan of an additional $200,000 with interest at the cumulative rate of 20% of the principal amount until it was subsequently repaid in December 2024. In November 2024, Claymore agreed to extend a loan of an additional $500,000 at the cumulative rate of 45% of the principal amount until it was subsequently repaid in February 2025.

In November and December 2024, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,150,000 in exchange for convertible notes with an aggregate principal amount of $1,391,500 and warrants to purchase an aggregate of 164,285 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $5.00. The warrants to purchase an aggregate of 164,285 ordinary shares are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $80,500 in cash, 115,000 ordinary shares and a warrant to purchase 38,333 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for a period of 12 months, during which the placement agent will be paid a fee of $15,000 per month.

In December 2024, Claymore and investors introduced by Claymore loaned us an aggregate of $1,262,500 in exchange for notes with an aggregate principal amount of $1,402,778 and warrants to purchase an aggregate of 126,250 ordinary shares. The notes are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000,000 or the sale of our Qpoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price of $5.00. The notes provide that if the notes are not repaid by March 31, 2025, the holders thereof will be entitled to receive collateral to secure the notes. The warrants to purchase an aggregate of 126,250 ordinary shares are exercisable for a period of three years at an exercise price of $5.00 per share. Claymore’s placement fees for the foregoing loan amounted to $88,375 in cash, and a warrant to purchase 126,250 ordinary shares on the same terms of the investors’ warrants.

In January and February 2025, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,467,000 in exchange for convertible notes with an aggregate principal amount of $1,775,070 and warrants to purchase an aggregate of 209,571 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $5.00. The warrants to purchase an aggregate of 209,571 ordinary shares are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $102,690 in cash, 146,700 ordinary shares and a warrant to purchase 48,900 ordinary shares on the same terms of the investors’ warrants.

In February 2025, Claymore agreed to extend a loan to the Company in the amount of $255,000 with interest at the rate of 19% of the principal amount and a maturity date of April 18, 2025. Claymore received pre-funded warrants to purchase 12,500 ordinary shares as fees for the foregoing loan. Claymore agreed to extend the repayment of the loan until May 18, 2025, in exchange for an additional pre-funded warrant to purchase 25,000 ordinary shares.

In March 2025, Claymore investors agreed to extend a loan to the Company with a principal amount of $200,000 and a face value of $300,000 until it was subsequently repaid in March 2025. Claymore received pre-funded warrant to purchase 15,000 ordinary shares as fees for the foregoing loan.

In April 2025, Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $928,000 in exchange for convertible notes with an aggregate principal amount of $1,122,880 and warrants to purchase an aggregate of 132,572 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $7.00, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $5.00. The warrants to purchase an aggregate of 132,572 ordinary shares are exercisable for a period of three years at an exercise price of $10.00 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing follow-on investments amounted to $64,960 in cash, pre-funded warrant to purchase 335,600 ordinary shares and a warrant to purchase 92,800 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for an additional period of 12 months, until October 31, 2026, during which the placement agent will be paid a fee of $20,000 per month.

The conversion of the notes and warrants issued in the foregoing financings are limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares. The Company has undertaken to register the resale of the ordinary shares underlying such notes and warrants on a registration statement with the Securities and Exchange Commission.

Qpoint Purchase

On April 3, 2024, we acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. As of the date hereof, we have paid the purchase price in full.

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

March-November 2024 Financing and Restructure

In March-November 2024, we sold to an accredited investor (the “March-November 2024 Investor”), in a series of unregistered private transaction, notes (the “March-November 2024 Notes”) with an aggregate principal amount of $11,000,000, and warrants (the “March-November 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-November 2024 Investor (the “March-November 2024 Purchase Agreement”). Our acquisition of QPoint’s shares that were not held by us to complete ownership of 100% of QPoint shares was partially funded by proceeds we received pursuant to the March-November 2024 Purchase Agreement.

The loan amount under the March-November 2024 Notes was repayable by the Company on (a) November 29, 2024 with respect to $1,000,000 of the principal amount and (b) with respect to the remaining $10,000,000, the earlier of (i) August 10, 2024 with respect to $4,000,000 of the principal amount and September 24, 2024 with respect to $6,000,000 of the principal amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000,000. The principal amount under the March-November 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000,000 of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; (b) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date; and (c) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of such principal amount, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date.

If the March-November 2024 Notes are not repaid prior to the applicable maturity date, the March- November 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $5.00. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March- November 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-November 2024 Warrants issued under the March-November 2024 Purchase Agreement were exercisable as follows: (i) March-November 2024 Warrants exercisable into 444,444 ordinary shares were exercisable at an exercise price equal to $7.00 per share until March 12, 2027, (ii) March-November 2024 Warrants exercisable into 400,000 ordinary shares were exercisable at an exercise price equal to $7.00 per share until April 3, 2027, (iii) March-November 2024 Warrants were exercisable into 100,000 ordinary shares are exercisable at an exercise price equal to $5.00 per share until June 26, 2027, (iv) March-November 2024 Warrants were exercisable into 200,000 ordinary shares are exercisable at an exercise price equal to $7.00 per share until June 26, 2027, and (v) March-November 2024 Warrants were exercisable into 150,000 ordinary shares are exercisable at an exercise price equal to $5.50 per share until June 26, 2027.

The conversion of the March-November 2024 Notes and the exercise of the March-November 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-November 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

On February 17, 2025, HUB and the March-November 2024 Investor agreed to amend the terms of the March-November 2024 Notes and the March-November 2024 Warrants. Pursuant to the amended terms, the maturity date of each of the March-November 2024 Notes, having an aggregate principal amount of $11 million (plus accrued interest), was extended to August 16, 2025. Additionally, per the amendment terms, in the event the notes are not paid or converted in full by April 1, 2025, from and after April 1, 2025, the current interest rate of the notes will increase from 15% per annum to 20% per annum.

Pursuant to the amendment, the exercise price of each of the March-November 2024 Warrants was changed to a unified exercise price of NIS 17.77 (being the NIS equivalent of $5.00 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the March-November 2024 Warrants was extended to a unified end date of February 17, 2030. The Company also issued to the March-November 2024 Investor an additional warrant exercisable into 205,555 ordinary shares at an exercise price of $5.00 per share and a pre-funded warrant exercisable into 1,000,000 ordinary shares, in each case until February 17, 2030, and in each, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the March-November 2024 Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

Additionally, pursuant to the amended terms, the March-November 2024 Investor agreed to sell all or a signification portion of the notes to a third party who will convert the notes and attempt to sell the resulting conversion shares. The March-November 2024 Investor agreed by no later than April 2, 2025, to inform the Company in writing of the amount of proceeds the March-November 2024 Investor irrevocably received from the sale of such conversion shares by the third party, in which case the Company shall be deemed to have repaid the principal and accrued interest under the converted notes in the amount equal to the sale proceeds. In the event that the sale proceeds are lower than the aggregate principal and accrued interest under the converted notes thereon, the Company agreed to issue to the March-November 2024 Investor a convertible note in the principal amount equal to such shortfall amount (and if the sale proceeds (and any repayments from the Company) are less than $6.5 million, also the interest that would have accrued on the converted notes in accordance with their terms had they not been converted). The new note would have an interest rate of 20% per annum, commencing retroactively from the date of conversion of the converted notes, and a maturity date of August 16, 2025, and otherwise the same terms and conditions as the converted notes. In the event that, at April 2, 2025, the March-November 2024 Investor holds unsold conversion shares, then warrants held by the March-November 2024 Investor will be exercised for an equivalent number of ordinary shares pursuant to the terms thereof and such conversion shares will be deemed to be issued pursuant to such exercise in lieu of the issuance of new ordinary shares.

2023-2024 Investment by Accredited Investors

Between November 2023 and January 2024, the Company entered into Securities Purchase Agreements (the “First 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “First 2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $3,100,000 (the “First 2023-2024 Accredited Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the First 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “First 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the First 2023-2024 Accredited Investor Notes was convertible into our ordinary shares at a rate of the lower of (i) $25.00 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The First 2023-2024 Accredited Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accredited Investors. The First 2023-2024 Accredited Investors had the right to convert the First 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

The First 2023-2024 Accredited Investor Notes were subsequently fully converted by the First 2023-2024 Accredited Investors.

In February 2025, the Company and the First 2023-2024 Accreditor Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $10.00 per share and the Company issued to the First 2023-2024 Accreditor Investors additional warrants exercisable into 173,881 ordinary shares at an exercise price of $10.00 per share and 142,020 ordinary shares.

Second 2023-2024 Accredited Investor Financing Transaction

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors” and together with the First 2023-2024 Accreditor Investors, the “2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into between 0.50 and one ordinary shares for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into our ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accredited Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

Pursuant to the First 2023-2024 Accredited Investor SPAs, we have issued First 2023-2024 Accredited Investor Warrants which are exercisable into 167,959 ordinary shares. The First 2023-2024 Accredited Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accredited Investor Warrants and have a weighted average exercise price of $23.30. Pursuant to the Second 2023-2024 Accredited Investor SPAs, we have issued Second 2023-2024 Accredited Investor Warrants which are exercisable into 20,000 ordinary shares. The Second 2023-2024 Accredited Investor Warrants are exercisable until September 14, 2025 for an exercise price of $15.00. The exercise of the 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

In addition, in February 2025, HUB and the Second 2023-2024 Accredited Investors agreed to amend the terms of the Second 2023-2024 Accredited Investor SPAs, the Second 2023-2024 Accredited Investor Notes and the Second 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $11.50 per share, the Company issued to the Second 2023-2024 Accreditor Investors additional warrants exercisable into 173,881 ordinary shares at an exercise price of $10.00 per share, and the Company conversion price of each of the Second 2023-2024 Accredited Investor Notes was changed to a unified conversion price of $11.42 per share.

The Second 2023-2024 Accredited Investors were subsequently fully converted by the Second 2023-2024 Accredited Investors.

Liquidity

As a result of liquidity and cash flow concerns that have arisen due to factors related to our business operations, we face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, and are failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers, and since May 2024, we have been unable to make required deposits in employee pension and severance funds or to pay required withholding taxes on employee compensation payments. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years. Our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

In November 2024, we reached a settlement agreement with the unsecured creditors of Comsec, subject to which we will pay NIS 1,800,000 spread over 36 months.

In February 2025, we reached a settlement agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000). As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 18, 2030, subject to earlier conversion by Claymore.

In February 2025, we also reached a settlement agreement with Dominion Capital LLC and its affiliates (together, “Dominion”) for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore.

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

Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will continue to seek to raise additional funds during 2025 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms.

Additionally, we signed subscription agreements for the purchase of $50 million of our ordinary shares to be offered in a private placement in connection with the closing of the Business Combination Agreement (the “PIPE Investors”). However, upon the closing of the Business Combination Agreement, we did not receive the funds related to the private placement. Negotiation with the PIPE investors resulted in closing on $4 million to date. The investors never explained their breach of the subscription agreements. While we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain that we will be able to receive the remaining PIPE funds.

Additionally, we will receive the proceeds from any exercise of any warrants in cash. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of the warrants. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the respective prices of the warrants, we believe warrant holders will be unlikely to exercise their warrants.

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

Data Fabric

Data Fabric is a design concept that supports data sharing in a distributed environment without friction through the use of a unified data management framework. The framework combines data integration, data visualization, and data management technologies. A Data Fabric enables organizations to bypass data silos, share data across applications, minimize data discrepancies between the data creators and the data consumers, and reduce the cost of reusing data fetched from prepaid sources by other business units. “According to Gartner, organizations that utilize a Data Fabric to continuously analyze data assets and to support the design, deployment and utilization of diverse data reduce the time required for integration by 30%, deployment by 30%, and maintenance by 70%.”

Data Fabric architecture enables a set of enterprise solutions that rely on massive data processing and enrichment for large applications such as Compliance, Risk, Know Your Customer, ESG and more. With a regular traditional solution, all the organization’s data is moved continuously from tens of locations and data sources such as on-prem data, cloud, and also subscription data sources to a single location. The continuous transfer is costly, slow, and risky These “ETL” (“Extract, Transform and Load”) solutions to move the data are expensive. Once the data is collected to a large data lake, which also entails a significant expenditure, the organization can start developing the algorithms needed depending on the required application. This way of resolving development and handling of data is required by regulators and is expensive and risky. It involves moving continuously large amounts of data.

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

We are seeking to become a leading provider of secured data fabric solutions with a focus on the financial services market segment. BlackSwan flagship data fabric platform, combined with HUB’s security modules and know-how, enables secured, digital transformation from the top down by harnessing the power of data while limiting costs, errors, and inefficiencies.

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

Business Overview

We currently operate in several countries and provide innovative cybersecurity computing appliances, secured data fabric services as well as a wide range of cybersecurity and reliability, availability, maintainability and safety (RAMS) professional services. Our zero trust confidential computing product has received positive initial market feedback, with detailed discussions held with interested parties in Israel, EMEA, APAC and the United States, including well established companies in the telecommunications, insurance, banking and technology sectors.

HUB’s management team and board of directors includes, amongst others, Noah Hershcoviz (CEO, 15 years of experience), Lior Davidsohn (Interim CFO, nearly 15 years of experience), Nachman Geva (Chief Technology Officer, 25 years of experience), Shai Shiller (Head of Strategy, with over 35 years of experience), Tuvia Grossman (General Counsel and Chief Legal Officer with over 21 years of experience), Shlomo Bibas (32 years of experience), Major-General (Ret.) Uzi Moskovich (Director, former head of the Cyber Communications and Defense Division of the Israel Defense Forces), Ilan Flato (Director, 40 years of experience) and Renah Persofsky (Director, over 40 years of experience).

For the years ended December 31, 2024 and 2023, HUB generated $29.6 million and $42.7 million of revenue, respectively. For the year ended December 31, 2024, the revenue HUB generated from each of the geographic markets in which it operates, Israel, Americas, Europe amounted to $27,808,000, $698,876,000, $1,055,000, respectively. For the year ended December 31, 2023, the revenue HUB generated from each of the geographic markets in which it operates, Israel, Americas, Europe and Asia Pacific, amounted to $40,300,000, $334,000, $1,670,000 and $290,00, respectively.

HUB is a trusted advisor and professional services provider facilitating cyber risk assessment, cyber risk mitigation, cyber incident response, quality reliability, and safety of critical systems and also selling technology products. HUB’s management believes that HUB has great potential for growth and the ability to handle large and complex projects for governments and organizations by providing reliable secured data fabric and cybersecurity solutions for the sensitive data and critical infrastructure of these entities.

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

Since the start of 2021, HUB has completed four acquisitions of cybersecurity consulting services and distribution companies – ALD, Comsec, QPoint and BST. This has provided HUB with an established and trusted customer base, including governmental agencies and enterprises that are prime targets for its data fabric and confidential computing solutions.

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

Market Opportunity

The Data Fabric Market

The data fabric market is experiencing robust growth, driven by the escalating demand for unified data management solutions across hybrid and multi-cloud environments. As organizations grapple with increasing data complexity, the need for real-time analytics and seamless data integration has become paramount. According to Precedence Research, the global data fabric market size was valued at $2.1 billion in 2022 and was projected to reach $8.9 billion by 2032, poised to grow at a CAGR of 15.54% during the forecast period of 2023 to 2032, with North America having the largest market share in 2022 (47%). Furthermore, according to Precedence Research, in 2022, the banking, financial services and insurance sector accounted for 23% of the market share.

This surge in demand is primarily attributed to the rapid digital transformation across various industries, including banking, financial services, insurance (BFSI), retail, healthcare, and telecommunications. Organizations are increasingly adopting data fabric solutions to manage and integrate vast amounts of data from diverse sources, enabling real-time analytics and improved decision-making. The integration of (AI) and machine learning (ML) technologies into data fabric architectures further enhances data processing capabilities, driving market expansion.

North America currently holds the largest market share, owing to the presence of major technology providers and a high rate of adoption among enterprises. However, the Asia-Pacific region is expected to witness fast growth, fueled by government-led digital initiatives, increasing investments in AI and big data analytics, and the rapid expansion of data centers.

We believe the data fabric market is poised for substantial growth as organizations seek to streamline data management processes and leverage advanced analytics capabilities. The ongoing digital transformation across industries and the integration of AI and ML technologies are key factors contributing to the expanding demand for data fabric solutions.

The Increasing Data Proliferation Adds Complexity to Data Management

Data proliferation across enterprises has become one of the defining challenges and opportunities of the digital age. Every interaction, transaction, and operational process generates massive volumes of structured and unstructured data from sources like IoT devices, mobile apps, CRM systems, supply chains, and customer service platforms. As enterprises expand globally and adopt hybrid and multi-cloud infrastructures, their data is increasingly distributed across various locations, platforms, and formats. Managing this growth effectively is critical: organizations must not only store and access their data efficiently, but also integrate, govern, and analyze it in real time to drive business insights and maintain competitive advantage. Without a cohesive strategy to handle this data proliferation, enterprises risk fragmentation, inefficiencies, compliance breaches, and missed opportunities for innovation.

Regulations Create a Shift in Data Management Architecture

The rise of regulatory and data privacy requirements has profoundly reshaped enterprise data management strategies. Regulations such as GDPR, CCPA, DORA, and others mandate that organizations maintain strict control over how personal and sensitive data is collected, stored, processed, and shared. Enterprises are now required to ensure data transparency, user consent management, auditable data trails, and secure cross-border data flows, often under threat of heavy fines and reputational damage for non-compliance. This has led to a shift from traditional, siloed data practices toward centralized governance models and metadata-driven architectures that provide real-time visibility, classification, and control over data assets. Enterprises must embed privacy by design into their data management processes, implement robust encryption and access controls, and ensure that every data interaction across hybrid and multi-cloud environments meets evolving global compliance standards.

Digital Transformation for Core Banking Systems

Using data fabric to streamline digital transformation for core banking systems is a strategic approach that enables banks to efficiently manage, integrate, and analyze vast amounts of data from diverse sources, accelerating their transition into the digital era. Data fabric technology provides a unified and intelligent data architecture that seamlessly connects data across on-premise, hybrid, and multi-cloud environments, breaking down traditional silos. For core banking systems, this means enabling real-time access to critical financial data, improving operational efficiency, and enhancing decision-making capabilities.

As core banking systems evolve to support new digital services and products, data fabric can play a crucial role by simplifying data integration across various banking applications, legacy systems, and emerging technologies. It allows for the continuous flow of data between different platforms, ensuring consistency, security, and accuracy. With AI and machine learning embedded in data fabric solutions, banks can unlock deeper insights from their data, improving customer experiences, optimizing loan underwriting processes, detecting fraud more effectively, and personalizing banking services. Moreover, the ability to access and process data in real time helps banks respond faster to market changes and regulatory requirements, ensuring they stay competitive in a rapidly evolving financial landscape.

By implementing data fabric, banks can modernize their core banking systems without the need for complete overhauls. The integration of disparate data sources and the automation of data management processes significantly reduces the complexity of digital transformation. This approach not only supports enhanced operational efficiency but also accelerates innovation, enabling banks to launch new products and services that meet the demands of digitally-savvy customers while ensuring compliance with evolving regulations. Ultimately, data fabric enables core banking systems to become more agile, scalable, and capable of meeting the future demands of the financial services industry.

The global core banking software market is experiencing significant growth, driven by the increasing demand for digital transformation and modernization in the banking sector. According to Fortune Business Insisghts, in 2024, the global core banking software market was valued at approximately $16.79 billion and is projected to expand to $64.96 billion by 2032, reflecting a compound annual growth rate (CAGR) of 18.6%. Precedence Research estimates the global core banking market size at $12.51 billion in 2024, with expectations to reach approximately $33.10 billion by 2034, growing at a CAGR of 10.22%.

This surge in demand is primarily attributed to the rapid digital transformation across various banking institutions, including retail banks, credit unions, and digital-first fintech companies. Core banking solutions are increasingly being adopted to streamline operations, enhance customer experiences, and support the integration of emerging technologies such as artificial intelligence, machine learning, and blockchain. Additionally, the shift towards cloud-based platforms is enabling banks to achieve greater scalability, flexibility, and cost efficiency in their operations.

We believe our secured data fabric (“SDF”) technology, together with our project and security savvy professional services teams, and our strategic partnerships with complimentary products, can enable digital transformation for medium to large banks and other financial services companies who seek to boost their digital offering and outreach to stay compliant and competitive in the market.

Ever Growing Demand for Cybersecurity Consulting Services

The cybersecurity market continues to grow due to increased risks of breach and regulatory pressure. New or enhanced regulations like the NIS2 directive, privacy regulations like the GDPR and the newly enacted SEC disclosure rules that will require companies to disclose cyber incidents are expected to drive growth to bigger heights. According to Fortune Business Insights, the global cybersecurity market was valued at $193 billion in 2024 and is projected to reach $562 billion in 2032.

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

According to Forbes, this growing issue of cybersecurity protection is affecting a wide range of industries, from healthcare and financial services to decentralized finance (“DeFi”). Emerging technologies such as AI and machine learning are also expected to become increasingly important to prevent widespread attacks in vulnerable industries and to secure business operations.

In particular, HUB believes that there are two mega markets — edge computing and 5G, with a combined value of over $517 billion as of 2023 according to KPMG, that urgently require more effective cybersecurity protections. According to IDC, worldwide spending on edge computing is expected to reach $261 billion in 2025, an increase of 13.8% over 2024. Enterprise and service provider spending on hardware, software and services for edge solutions is forecasted to sustain this pace of growth through 2027, by when the spending is expected to reach nearly $350 billion. In addition, according to Gartner, 50% of data will be generated outside a traditional centralized data center or cloud through 2027. According to Markets and Markets, the global edge computing market is expected to grow from $53.6 billion in 2023 to $111.3 billion by 2028, growing at a CAGR of 15.7% from 2023 to 2028. On the other hand, according to Statista, the AI market reached $305.9 billion in 2024 and is expected to show a CAGR of 15.83% between 2025 and 2030, resulting in a market volume of $738.8 billion by 2030. Gartner believes that in 2025, approximately half of the large organizations will implement privacy enhancing computation to process data in untrusted environments as well as implement multiparty data analytics solutions.

The Confidential Computing Market

Leading technology companies are coming to recognize that confidential computing is a powerful trend and are investing heavily to provide their networks with this enhanced protection. They are also educating the market on the advantages of confidential computing.

With a projected market size of $59.4 billion by 2028 according to MarektsandMarkets, the long-term growth prospects for confidential computing are robust. In addition, it is estimated the average data breach costs to enterprises have escalated to $4.88 million in 2024.

According to the MarketsandMarkets, although adoption of confidential computing is nascent, its potential is tremendous for both the enterprises that are adopting it and the technology and service providers that are enabling it.

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

HUB’s Confidential Computing Solution

HUB’s confidential computing solution is a hardware-based confidential computing platform that secures the entire compute and network stack, leveraging the digital twin technology and a new zero-trust paradigm to provide enhanced security and privacy for customers’ most sensitive organizational applications and data, whether it’s data at rest, in transit or in use. It enables security for any computing environment, including AI, edge computing, 5G, Metaverse, ransomware protection, e-Government and quantum. Since HUB’s confidential computing solution completely isolates servers, it is applicable to data centers, private clouds and edge networks.

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

Advantages of HUB’s Confidential Computing Solution

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

HUB’s Offerings

HUB’s Products Division:

Secured Data Fabric:

A secured data fabric is a foundational capability for any organization operating with large volumes of sensitive or regulated data. As enterprises grow, so does the complexity of their data landscape and distributed sources, growing regulatory requirements, and increased attack surfaces all contribute to rising costs and risks.

Traditional data architectures typically rely on centralizing all information into heavy, monolithic data lakes. This approach often incurs significant capital expenditures (CapEx) and high ongoing operational costs (OpEx), particularly in highly regulated environments. Furthermore, these centralized systems introduce multiple points of vulnerability, increasing the likelihood of data breaches and the accompanying financial and reputational damages.

The HUB approach, combined with the Blackswan solution, offers a radically more efficient and secure alternative. This architecture minimizes the need for a heavyweight data lake and almost entirely eliminates the cost and complexity of traditional ETL (Extract, Transform, Load) processes. By allowing data to remain closer to its source and enabling just-in-time access through a mesh of connected nodes, the system reduces infrastructure load and avoids unnecessary data duplication.

Beyond efficiency, security is core to this fabric. Traditional security methods often struggle with scale and context, treating all data equally without understanding its value, structure, or sensitivity. In contrast, our approach builds security into the fabric itself.

Blackswan’s technology integrates with our secured data fabric via lightweight, standards-based connectors deployed at each data node. Upon every data access or transfer, Blackswan automatically encrypts information in transit and at rest, enforces the centralized access and anonymization policies defined in the fabric’s control plane, and records a tamper-evident audit trail. This seamless integration supports continuous, real-time compliance monitoring and threat detection without the need for additional security appliances or manual intervention, ensuring uniform governance and regulatory adherence across our entire distributed data environment.

The combined technologies create a strong and attractive offering and we are currently focused on deployment of our data fabric solution for the financial services sector providing the following key features:

Financial Services Compliance

Know Your Customer (KYC) including Customer Due Diligence (CDD) and Enhance Due Diligence (EDD). Customer Due Diligence (CDD) is the standard process that financial institutions, FinTechs, and regulated businesses follow to verify the identity of their customers and assess the risk they pose. It is a core requirement under global Anti-Money Laundering (AML) regulations (like the FATF Recommendations, EU AML Directives, BSA/AML laws in the U.S.). Enhanced Due Diligence (EDD) is a deeper, more rigorous version of CDD, applied only to high-risk customers or transactions.

HUB SDF brings added value and capabilities to its customers, extending the process to a worldwide collection and fusion of data from hundreds of web sources, in real time, curating and enriching the data, with a fully automated process that follows the customer policies and workflows for each jurisdiction and market it is operating in. The result is a comprehensive KYC report with real time compliance data, with full audit trail and collection evidence presented to the end user in a rich visual dashboard, simplifying complex data structures, highlighting any critical information and insights that is easy to act on if needed.

Perpetual KYC is an advanced add-on to our existing KYC framework, designed to achieve full automation of regular customer reviews. Instead of relying on periodic, manual re-assessments, the system continuously monitors customer profiles against dynamic data sources in real time. User intervention is only triggered when there is a material change in the customer's risk profile, such as updated sanctions status, adverse media, or significant behavioral deviations. This proactive, event-driven approach not only enhances regulatory compliance and risk management but also significantly reduces operational burden and improves the customer experience by minimizing unnecessary touchpoints. Real time name screening against a large set of sanction lists, PEP, adverse media and internal lists. This can also integrate with external screening engines and provide additional benefits on top, with AI detection of false-positive alerts and automation of EDR handling

Financial Risk Scoring: Customizable Risk Rule Policies Along with AI Engine

Financial risk scoring is a critical aspect of risk management in the financial sector, particularly for banks and financial institutions that need to assess the risk level of transactions, customers, and investments. The process involves evaluating various factors to determine the potential risk exposure and predict the likelihood of adverse financial outcomes, including (a) Pre-Defined Risk Rule Policies - standardized rules and criteria established by regulatory bodies, risk management frameworks, or internal organizational guidelines that define what constitutes a "risky" behavior or transaction, (b) Customizable Risk Rule Policies – flexible rules that allow institutions to modify the risk parameters based on the unique characteristics of their customers, products, or market conditions. The customization of these policies ensures that the risk scoring system aligns with the institution's risk tolerance and the regulatory environment, and (c) AI Engine – the integration AI enhances the efficiency and accuracy of risk scoring by processing large volumes of data and identifying patterns that might not be immediately apparent. Continuous Learning also improve the risk model over time by learning from new data, meaning they adapt and become more precise in detecting emerging risks.

HUB’s risk scoring engine combines Pre-defined Rules and AI. The combination of pre-defined yet customizable risk rule policies with AI engines allows for a hybrid approach that balances the structure of established risk management guidelines with the adaptability and predictive power of AI. This approach enables financial institutions to (a) Improve Accuracy: AI adds a layer of intelligence that helps validate or refine risk assessments made by rule-based systems, (b) Streamline Operations: Automation of risk scoring processes reduces the time and effort required for manual review, especially when it comes to high volumes of transactions, (c) Enhance Regulatory Compliance: The system can be fine-tuned to comply with specific regulatory frameworks while incorporating AI’s ability to adapt to changing legal and financial landscapes, and (d) Reduce False Positives: By learning from historical data, AI can help reduce the number of false alerts, making the risk scoring process more efficient and actionable.

Transaction Monitoring: Track and Analyze Financial Transactions in Near Real-Time

Transaction monitoring is a vital component of risk management within financial institutions, focusing on tracking and analyzing financial transactions to detect suspicious, unusual, or high-risk activities. This process can occur either in real-time or after the transaction has been processed, allowing institutions to continuously assess the legitimacy of financial movements. Through sophisticated monitoring systems, these institutions can identify patterns that deviate from normal transaction behavior, such as large, rapid withdrawals, transactions to high-risk countries, or frequent transfers that don't align with a customer's profile. These anomalies are often indicative of potential financial crimes or regulatory violations, requiring immediate investigation.

Particularly in the context of AML and Counter-Terrorism Financing (CTF), transaction monitoring plays an essential role in identifying and preventing illicit activities. Money laundering schemes often involve complex layers of transactions designed to obscure the origin of illegal funds, while terrorist organizations may attempt to move funds covertly to finance their operations. By applying advanced algorithms and AI-driven techniques, financial institutions can detect these covert activities, even when attempts are made to disguise them. Real-time monitoring systems, coupled with historical transaction analysis, help ensure that institutions remain compliant with legal obligations, preventing the misuse of their financial services for illegal purposes.

HUB offers a comprehensive transaction monitoring solution through its SDF platform, designed to address the complexities of AML and CTF compliance. This solution integrates traditional rule-based monitoring with advanced AI techniques, including machine learning, knowledge graphs, and natural language processing. By leveraging these technologies, we enhance the detection of suspicious activities, reduces false positives, and improves the efficiency of compliance processes.

A key feature of HUB’s transaction monitoring is its relationship-based and behavior-based monitoring capabilities. The relationship-based monitoring utilizes knowledge graph link analysis to uncover complex networks of entities, such as shell companies, that may facilitate money laundering activities. This approach allows for the detection of intricate financial networks that traditional systems might overlook. The behavior-based monitoring, on the other hand, identifies patterns of activity that deviate from established norms, enabling the system to flag potentially illicit transactions even when they do not match predefined rules.

Additionally, HUB integrates with external, third party providers of financial crime data, to enhance its compliance solution. This collaboration integrates comprehensive financial crime data into HUB SDF platform, further strengthening its ability to assess customer risk and detect financial crimes. The platform's modular design allows for seamless integration with existing systems, providing financial institutions with a scalable and adaptable solution

From Real Time Transaction Monitoring to Fraud Detection

Fraud detection involves analyzing and evaluating financial transactions in real-time to identify and prevent fraudulent activities before they are completed. This process relies on advanced algorithms and machine learning techniques that assess various factors such as transaction patterns, user behavior, and external data sources to spot anomalies or suspicious actions. By monitoring transactions as they occur, financial institutions can immediately flag potentially fraudulent activities, such as unauthorized account access, unusual spending patterns, or identity theft. Early detection is crucial in minimizing the impact of fraud, enabling quick intervention to halt transactions before they are finalized, thereby protecting both customers and the institution from financial losses and reputational damage.

Driven by market demand, HUB SDF is extending its transaction monitoring solution into a robust fraud detection system, by enhancing the monitoring capabilities to not only identify suspicious or high-risk transactions but also to detect fraud in real time as transactions occur. By integrating Hub SDF Knowledge Graph module and its advanced machine learning and AI technologies, the system can be adapted to analyze transaction data more dynamically, enabling it to assess risk factors such as user behavior patterns, transaction velocity, location anomalies, and device fingerprints. This allows for a deeper understanding of transactional activities and the detection of irregularities that may indicate fraudulent behavior, even before the transaction is completed. Additionally, incorporating real-time monitoring and decision-making processes enables the system to immediately flag and halt potentially fraudulent transactions, preventing financial losses. By refining the system to focus on immediate intervention while leveraging customizable fraud detection models, financial institutions can create a more proactive approach, evolving from traditional risk-based monitoring into a real-time fraud prevention solution that continuously adapts to emerging threats.

Horizon scanning: Staying Ahead of Regulatory Changes and Trends

Horizon scanning is a systematic process used by financial institutions to identify, monitor, and analyze upcoming or evolving regulatory changes that could have an impact on their operations. It involves the proactive identification of trends, shifts in the regulatory landscape, and emerging regulatory challenges that may affect business operations, compliance frameworks, and risk management strategies. This process is essential for staying ahead of regulatory developments and ensuring that organizations are not only compliant with current regulations but also prepared for any future legal or regulatory requirements. Financial institutions, such as banks, fintechs, insurers, and even regulators themselves, use horizon scanning to gain insights into upcoming regulations or amendments that could influence their strategies, risk appetite, or business models.

As part of a proactive compliance strategy, Hub’s horizon scanning allows organizations to anticipate and prepare for changes in regulatory obligations before they come into effect. By monitoring developments in regulatory bodies, industry trends, and geopolitical shifts, institutions can make informed decisions about necessary adjustments to their operations. This might include altering internal policies, implementing new technology solutions, or enhancing employee training to ensure continued compliance. Moreover, horizon scanning can help financial institutions identify potential risks early on, reducing the likelihood of non-compliance penalties and fostering a culture of proactive risk management. By embracing horizon scanning, financial institutions can not only stay ahead of evolving regulations but also maintain a competitive edge by adapting to regulatory changes with agility and foresight.

Digital Transformation of Banking Systems Compounding Operational and Compliance Needs

The need for core banking systems to be fully integrated with compliance solutions has become increasingly critical for banks in today’s regulatory landscape. As financial institutions face complex and evolving regulatory requirements, integrating compliance features directly into core banking platforms ensures that all transactions, customer data, and financial activities are automatically monitored and aligned with compliance standards. This integration enables real-time detection of suspicious activities, such as money laundering or fraud, and ensures that banks can generate accurate reports for regulatory bodies without manual intervention. Additionally, by embedding compliance workflows into the core banking system, banks can reduce operational inefficiencies, minimize the risk of non-compliance penalties, and ensure a more streamlined, proactive approach to risk management. This unified framework not only helps banks stay compliant with local and global regulations but also enhances overall operational agility, security, and customer trust.

HUB is offering small and medium banks, as well as other financial services companies such as digital payment services, a holistic approach for digital transformation of core banking and financial systems encompassing HUB’s data fabric technology fully integrated with the HUB’s financial compliance solution and partners’ core banking and digital banking applications. The solution can be delivered on-cloud, on-premise, or as a hybrid solution.

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

QPoint provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 145 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

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

The essential elements of HUB’s strategies include:

Strengthening HUB’s technological advantage by delivering innovative solutions. HUB believes that its technology is readily ahead of potential competitors as HUB’s solution has a proven working technology, while others are at earlier stages of development. HUB intends to extend its significant technological advantage over its competitors by focusing on the development of its secured data fabric solutions with a focus on the financial services sector, enhancing its existing products and services, introducing new functionality and developing new solutions to address new use cases. HUB’s strategy includes both internal development and an active mergers and acquisition program where HUB acquires or invests in complementary businesses or technologies. In particular, HUB’s collaboration and eventual acquisition of BST allowed us to rapidly advance other technological advantages and increase market reach. We continue to explore potential partner and acquisition targets, particularly in the United States. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them. HUB intends to leverage the acquired companies’ professional services, expert knowledge and understanding of customers’ need to upsell its secured data fabric and confidential computing solutions. In addition, HUB intends to use its technological abilities to transform the acquired companies’ services into products that can be sold widely, thereby accelerating HUB’s revenue growth and increasing shareholder value.

Growing HUB’s customer base.   HUB aims to acquire operating companies with established customer bases in the targeted segments, intending to upsell HUB’s products to those customers and to convert existing services into products, to significantly increase revenue, market coverage, and shareholder value. In addition, the global threat landscape, digitalization of the enterprise, and the broad security skills shortage are contributing to the need for data fabric, compliance and cyber solutions. HUB believes that every organization, regardless of size or vertical, needs better data management and cyber protection, yet HUB’s primary focus is to pursue business with new customers in the enterprise, governments, and mid-market segments of the commercial market. HUB executes its strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for its products, generating qualified leads for its sales force and channel partners. HUB’s marketing efforts also include public relations in multiple regions and extensive content development available through its website.

●	Extending HUB’s global go-to-market reach. HUB sells its solutions through a high-touch hybrid model that includes direct and indirect sales. HUB plans to expand its sales reach by adding new direct sales capacity, expanding its indirect channels by deepening its relationships with existing partners and by adding new value-added resellers, system integrators, managed security service providers and partners. HUB is also expanding its routes to market.

●	Expanding HUB’s relationships with existing customers. As of December 31, 2024, HUB had hundreds of customers, primarily through its professional services division. HUB has worked hard to develop strong relationships with its customers, and its strategy includes its sales and distribution division expanding these relationships by growing the number of users who access HUB’s solutions and cross-selling HUB’s product solutions. HUB’s marketing strategy is focused on building awareness and consideration of its broad range of cybersecurity solutions and developing new qualified leads; while increasing sales to existing customers.

●	Driving strong adoption of HUB’s solution and retaining HUB’s customer base. HUB plans to deliver high levels of customer service and support and continue to invest in its professional services division to help ensure that its customers are up and running quickly and derive benefit from HUB’s products which HUB believe will result in higher customer retention rates.

●	Attracting, developing and retaining a diverse and inclusive employee base. A key pillar of HUB’s growth strategy is attracting, developing and retaining its employees. HUB’s people are one of HUB’s most valuable assets, and its culture is a key business differentiator for HUB. HUB values diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure its employees are valued and respected.

HUB’s Operations

Strategic Acquisitions

HUB has so far completed four acquisitions, as set forth below, which match its criteria for acquisition targets. HUB intends to continue identifying acquisition targets and acquiring companies and business assets that match its criteria, especially companies with well established relationships and long term contracts with the U.S. government, and apply lessons learned from these acquisitions when approaching new ones.

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

In 2024 and 2023, ALD had sales of $4,625,000 and $15,512,000 (respectively). ALD’s customers include those in the aerospace, defense, government and transportation industries.

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

Comsec

In November 2021, the Company completed the acquisition of Comsec Ltd. and its Subsidiaries, Comsec Distribution Ltd. (“Distribution”). However, during 2023, Distribution, had financial, operational and commercial difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no business activities in Distribution. In addition, in 2024 Distribution had no commercial activities.

In 2024 and 2023, Comsec had sales of $5,189,000 and $6,800,000 (respectively). Most of Comsec’s customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

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

QPoint Technologies provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 145 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

In 2024 and 2023, QPoint Group had sales of $20,191,000 and $26,900,000 (respectively). Most of QPoints’s customers are large enterprises, militaries and government agencies, and QPoint has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

BST

In November 2023, HUB began to collaborate with BST with the goal to become a significant player in the secured data fabric industry. On January 15, 2025, HUB entered into an Agreement and Plan of Merger with BST, pursuant to which, on January 27, 2025, BST merged with and into a wholly-owned subsidiary of HUB. As a result of the merger, BST and its subsidiaries became subsidiaries of HUB and certain of the equity holders of BST became shareholders of HUB. We believe that the acquisition of BST will solidify our position as a leading provider of secured data fabric solutions, offering a critical safeguard for banks, financial institutions and other industries navigating an increasingly complex regulatory and cybersecurity environment.

Operating Structure

HUB believes that in addition to developing superior technology, a successful technology company must also maintain a disciplined sales and distribution force, alongside an experienced, customer-oriented professional services group. In particular, the sales force must bring established relationships with customers’ IT procurement departments, while professional services consultants must possess extensive experience in tailoring systems to meet the individual needs of clients and provide outstanding long-term support to stay ahead of evolving security threats.

Through a combination of organic growth and strategic acquisitions, including the recent acquisition of BlackSwan Technologies, HUB has further strengthened its operational capabilities. This strategic move has enhanced our AI and data analytics expertise, expanded our customer base, and deepened our domain-specific offerings in security and intelligence. Together, these three synergetic operating structures—Technology, Sales & Distribution, and Professional Services—form the backbone of our ability to solve complex client needs and bring our products and solutions to market efficiently and at scale.

1.	Technology and Product Division

●	HUB’s technology development team is in charge of research and development of HUB’s Products solutions. The current focus on HUB’s technology development organization is to continuously advance HUB’s technology products solutions.

●	HUB’s product solutions are marketed and licensed on a direct basis to banks, financial services, government agencies, defense organizations, research institutions and large enterprises.

As of December 31, 2024, HUB’s Technology and Product Division team had 21 employees.

2.	Management, Sales, and Distribution

●	HUB’s Management, Sales, and Distribution oversees the company marketing, sales, and related commercial activities to advance and support the distribution of Hub’s product solutions and services.

●	Oversee strategic planning, resource allocation, and operational execution to align the company's goals with market demands and ensure sustainable growth.

●	Drive revenue by identifying customer needs, closing deals, and ensuring effective delivery and support of software products through various channels.

As of December 31, 2024, HUB’s Management, Sales, and Distribution teams had 20 employees.

3.	Professional Services Division

The professional services department is comprised of services performed by ALD, Comsec and QPoint.

a)	ALD is in charge of providing quality control in complex engineering projects and ensuring smooth and reliable execution in mission critical processes.

b)	Comsec provides cyber risk assessment, risk mitigation and cyber incident response services to customers worldwide. Comsec customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

c)	QPoint Technologies provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Their team of over 145 engineers brings advanced technological expertise to the table, offering readily available and professional solutions to leading Israeli companies and organizations.

As of December 31, 2024, HUB’s professional services division had 274 employees.

HUB’s management believes that in addition to serving customers with professional services, these employees are also essential for customization and integration of HUB’s technology products into customers’ networks.

2.	Management and Product Division

Target Markets

HUB’s primary target markets are medium to large entities that need to manage and handle diverse or sensitive data, or in a highly regulated industry. These include, but are not limited to:

●	Financial institutions — these include banks, payment providers, brokerage houses and insurance companies that need to manage and take advantage of data explosion, or require high speed processing, remote access and very high levels of compliance and security.

●	Governmental institutions — both government agencies and militaries are expected to have significant demand for HUB’s solution in order to process, store and encrypt/decrypt highly sensitive data.

●	Healthcare institutions — HUB anticipates that early adopters of its technology in this industry will be hospital chains, life science research institutions and pharmaceutical companies that process enormous data sets and face strict regulatory requirements for data security and data management.

●	Large, regulated enterprises and industries that are required by regulators to handle data in a responsible manner, such as ESG requirements.

Telecommunication and cellular operators who are ramping up to 5G service also present enormous market potential for HUB devices. The speed and data-handling capabilities of 5G services will take advantage of HUB’s high throughput speed and protection. A HUB device installed in a cellular tower can provide cybersecurity for all data flowing in and out of the tower’s 5G equipment.

Competition

The markets in which HUB operates are characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. HUB competes with a multitude of companies that offer a broad array of products and services that employ different approaches and delivery models to address these evolving threats.

Secured Data Fabric Competitive Landscape

The data fabric market is rapidly evolving, with major players including Informatica, IBM, Oracle, Microsoft, Talend, Snowflake, and others offering a variety of solutions across integrated data platforms, cloud-native architectures, and data virtualization technologies. Established technology giants like IBM and Oracle leverage their deep expertise, broad tool portfolios, and strong industry presence, while newer entrants like Snowflake and Denodo emphasize cloud-native flexibility and real-time analytics. Companies like SAP and Palantir focus on niche strengths such as security and entity-based data organization. Open-source alternatives, such as Apache Atlas and Airflow, also pose a competitive threat by offering cost-effective and customizable solutions. However, the crowded field and overlapping capabilities create a highly competitive environment where innovation, integration, and scalability are key differentiators.

Cybersecurity Competitive Landscape

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

Professional Services Competitive Landscape

The cybersecurity professional services markets are experiencing heightened competition driven by rapid technological advancements, evolving regulatory landscapes, and increasing client demands. Major players like IBM, Microsoft, SAP, Oracle, and SAS Institute are expanding their offerings through strategic acquisitions and the integration of AI and machine learning to provide comprehensive, cloud-based GRC solutions. This technological innovation enables more efficient risk management and compliance processes, allowing organizations to automate regulatory adherence reports and detect threats more effectively. Simultaneously, the cybersecurity consulting sector is witnessing a shift as clients may favor technology firms over traditional consultancies. This trend underscores the importance for traditional firms to demonstrate their unique value propositions.

Nonetheless, the demand for professionals with cybersecurity expertise is surging, as organizations seek to navigate complex regulatory environments and bolster their cybersecurity frameworks. The convergence of regulation and cybersecurity services, coupled with the integration of advanced technologies, is reshaping the competitive landscape, compelling firms to innovate and adapt to maintain a competitive edge.

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

As of December 31, 2024, we owned six registered patents in the United States, as well as one U.S. patent application, which was recently allowed. In addition, HUB owns and uses trademarks and service marks on or in connection with its proprietary solution, including both unregistered common law marks and issued trademark registrations. Finally, HUB has registered domain names for websites that it uses in its business, such as https://hubsecurity.com/.

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

Government Regulation and Compliance

Data Protection Laws and Regulations

HUB is subject to various federal, state, and international laws and regulations that affect companies conducting business on digital platforms, including those relating to privacy, data protection, the Internet, mobile applications, content, advertising and marketing activities. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to HUB’s technology, solutions, or business practices, which may significantly limit the ways in which HUB collects and processes data of individuals, communicate with users, serve advertisements and generally operate HUB’s business. This may increase HUB’s compliance costs and otherwise adversely affect HUB’s business and results of operations. As HUB’s business expands to include additional solutions and industries, including the financial services sector, and HUB’s operations continue to expand internationally, HUB’s compliance requirements and costs may increase and HUB may be subject to increased regulatory scrutiny.

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

Financial Services

We are not currently subject to laws and regulations applicable to the financial services sector. However, some of our products are subject to regulation and supervision by our customers’ regulators and we, as a service provider to the financial services sector undertake certain compliance obligations. If we were to become directly subject to financial service regulations or if the third-party risk management requirements applicable to us were to change, our business model may need to be substantially altered and we may not be able to continue to operate our business as it is currently operated. Failure by us, or any of our customers, to comply with applicable laws and regulations could have a material adverse effect on our business, financial position and results of operations.

Other Regulations

In addition, HUB is subject or might be subject to laws and regulations relating to antitrust, competition, intellectual property, AI and other matters. HUB has implemented internal policies designed to minimize and detect potential violations of laws and regulations in a timely manner, but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

Human Capital Resources

HUB has always strived to foster a culture that emphasizes the importance of its team and that values creativity, professionalism, transparency, obligation to dissent and responsibility. HUB believes that its hiring decisions reflect this culture.

Through multiple growth phases, HUB has drawn talent and leadership from the technology and cybersecurity industries to achieve its vision. As of December 31, 2024, HUB, had approximately 322 employees worldwide, which includes the employees of all of HUB’s wholly-owned subsidiaries. As of December 31, 2024, HUB had 41 employees. None of our employees are represented by a labor union, and HUB considers its employee relations to be in good standing. To date, HUB has not experienced any work stoppages.

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

C. Organizational Structure

The following table sets forth our material subsidiaries as of April 28, 2025, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd, of which we own 98.63%.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd.	Israel
ALD College Ltd.	Israel
Qpoint Solutions Ltd.	Israel
Sensecom Consulting & Project Management Ltd.	Israel
Comsec Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
Blackswan Technologies, Inc.	Delaware, United States
BlackSwan Technologies GmbH	Germany

D. Property, Plants and Equipment

Our principal facilities are located in Tel Aviv, Israel which consist of approximately 643 square meters (approximately 6,921 square feet) of leased office space, and additional facilities in Or Yehuda (near Tel Aviv) which consist of approximately 1,600 square meters (approximately 17,222 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, account management, legal, marketing, business development, sales, finance, information technology, customer support and other administrative activities. HUB’s employees are located in these two facilities. The lease for these facilities expires in August 2026 and March 2028 (respectively), and HUB has the option to extend the lease which expires in March 2028 for an additional five years beyond the current term. HUB also currently leases offices in the Netherlands and expects to lease office space in the United States in the near term. HUB believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of its operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on August 16, 2024 as amended on October 22, 2024 under the section entitled “Item 5—Operating and Financial Review and Prospects.”

Overview

HUB focuses on two symbiotic lines of business: – the Products Division - Confidential Computing and Secured Data Fabric; and the Professional Services Division (Consulting) – cyber security and other technology services. The symbiotic connection between the two offerings is deeply rooted in the Company’s strategy.

Data Fabric

Data Fabric is an architectural solution to process data for large applications such as Compliance, Risk, Know Your Customer, and ESG. With a regular traditional solution, all the organization’s data is moved continuously from tens of locations and data sources such as on-prem data, cloud, and also subscription data sources to a single location. The continuous transfer is costly, slow, and risky. These “ETL” solutions to move the data are expensive.

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

Basis of presentation

On June 21, 2021, a share swap agreement was consummated, whereby the Company acquired Hub Cyber Security TLV Ltd. (“HUB TLV”) in exchange for 51% of the issued and outstanding share capital of the Company. Pursuant to the share swap agreement, HUB TLV became a wholly owned subsidiary of the Company. From an accounting and economic perspective, because the share swap consisted of a reverse acquisition whereby HUB TLV’s shareholders acquired the controlling interests in the Company, HUB TLV is treated as the acquirer for accounting purposes and the Company as the acquiree. The financial statements included herein therefore reflect the financial results of HUB TLV prior to the consummation of the share swap. All references to “HUB” prior to June 21, 2021 refer to HUB TLV and subsequent to June 21, 2021 refer to HUB Cyber Security Ltd.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”).

Business Combination

On March 23, 2022, HUB entered into the Business Combination Agreement with RNER and RNER Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon the consummation of the Business Combination on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

BST Merger

On January 15, 2025, HUB entered into the Agreement and Plan of Merger with BST and BST Merger Sub. Pursuant to the BST Merger Agreement, BST Merger Sub merged with and into BST, with BST surviving the merger. Upon the consummation of the BST Merger on January 27, 2025, BST became a wholly owned subsidiary of HUB.

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

For the year ended December 31, 2024, HUB, annual revenue decreased by 31% from $42.7 million for the year ended December 31, 2023 to $29.6 million for the year ended December 31, 2024.

HUB achieved a gross retention rate of 89% and 90% as of December 31, 2023 and 2024, respectively, for customers who generated over $26.6 million revenues over the trailing 12 months.

HUB’s customer base also represents a potential significant opportunity for further growth and adoption of a larger range of HUB’s solutions and services. HUB also plans to continue investing in growing its large enterprise customers and providing new solutions to increase its market share.

Following the acquisition of Comsec, HUB has established a solid customer base comprised of hundreds of leading enterprises and organizations in Israel and the Netherlands, including several government departments, banks and military branches. HUB is also adopting a two-prong strategy to further build and enhance market acceptance for HUB’s solution. As a first step, HUB’s solutions are marketed to government entities, militaries, research institutions and large enterprises, with the goal of expanding HUB’s penetration into these industries. The second prong of the strategy involves marketing effort that targets OEMs and manufacturers of network components to encourage them to integrate the HUB PCIe card into their hardware, either as an optional add-on or as a standard equipment.

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

Market Trends

HUB believes there will be a transformation in the IT industry over the next decade. HUB anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing traditional data management and network security solutions and that, as a result, there is significant market opportunity for HUB’s more secure data fabric and confidential computing systems.

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

During the period from the respective date of acquisition to December 31, 2024, 2023 and 2022, ALD and Comsec contributed together $29,562,000, $42,657,000 in revenue and $50,002,000 (neutralizing of $29,741,000 from discontinued operation revenues) (respectively), and $42,652,000, $50,767,000 in net loss and $37,229,000 (neutralizing of $569,000 from discontinued operation net loss) (respectively) to the Company’s results of operations.

The Comsec Acquisition and ALD Merger have been significant drivers of HUB’s growth in revenue and expenses during the years ended December 31, 2022, December 31, 2023 and December 31, 2024. The impact of future acquisitions on HUB’s financial condition and results of operations will depend on HUB’s success in identifying and acquiring target businesses and assets that fulfil these criteria, integrating them into HUB’s business, and realizing the targeted synergies and other expected benefits of the transactions.

On April 3, 2024, HUB acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); and (iii) NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,000 was already paid as of June 5, 2024).

This acquisition is strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem. QPoint has a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

In November 2023, HUB began to collaborate with BST with the goal to become a significant player in the secured data fabric industry. On January 15, 2025, HUB entered into an Agreement and Plan of Merger with BST, pursuant to which, on January 27, 2025, BST merged with and into a wholly-owned subsidiary of HUB. As a result of the acquisition, HUB issued to BST equityholders 2,965,366 ordinary shares and pre-funded warrants to purchase 664,373 ordinary shares of HUB. 364,972 of the shares issued to the BST equity holders are being held in escrow for a period of 12 months following the closing date to secure certain indemnification obligations. The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of HUB's outstanding ordinary shares. The ordinary shares issued in the transaction are also subject to transfer restrictions.

With respect to the Comsec acquisition, Comsec is composed of two business activities – distribution and services – both which are in the field of cybersecurity. During 2023, financial difficulties arose in Comsec’s distribution activity, which included, among other things, difficulty in paying off obligations to suppliers in the amount of approximately NIS 26 million ($7 million), and as a result the termination of exclusive distribution licenses, cessation of sales started in July 2023, which resulted in layoffs and departures of employees, so that as of December 31, 2023 there are no employees under this activity.

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

As a result, HUB expects research and development expenses to increase on an absolute basis in future periods. HUB foresees that such investment in research and development will contribute to long-term growth but will also negatively impact short-term profitability. For the year ended December 31, 2024, HUB’s research and development expenses as a percentage of revenue were approximately 6.8%.

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

HUB intends to invest in growth in Europe and North America. HUB’s management believes that when combined with risk management, its secured data fabric and confidential computing solution has significant opportunities for growth in Europe and North America, as it provides a cost-effective security solution for enterprises and small and medium-sized businesses.

As a result, HUB expects sales and marketing expenses to increase on an absolute basis in future periods. HUB expects that such investment in sales and marketing will contribute to long-term growth but may negatively impact short-term profitability, as they drive an increase in operating expenses in advance of revenues attributable to such investments, as well as a decrease in free cash flow.

For the year ended December 31, 2024, sales and marketing expenses as a percentage of revenue were approximately 18.5%.

HUB’s Impacts of being a U.S. listed public company

We expect our general and administrative expenses will decrease, as it did in the last two consecutive years, significant amount was recorded due to litigations services provided to the group subjected to the merge transactions and other litigations matters.

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

Research and Development Expenses, net

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

Results of Operations

The following table sets forth HUB’s operating results for the years ended December 31, 2024 and 2023. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period. The numbers take into consideration the discontinuation of Distribution, a Comsec subsidiary.

	Year ended December 31,
	2024	2023	Change	% Change
	(In thousands)	(In thousands)	(In thousands)
Revenue	29,562	42,657	(13,095)	(30.7)%
Cost of Revenue	24,515	41,907	(17,392)	41.50%
Gross Profit	5,047	750	4,297	(572.93)%
Research and development expenses, net	2,002	5,886	(3,884)	(65.99)%
Selling and marketing expenses	5,457	10,694	(5,237)	(48.97)%
General and administrative expenses	23,630	49,172	(25,542)	(51.94)%
Other expenses, net	181	12,723	(12,542)	(98.58)%
Operating loss	(26,223)	(77,725)	51,502	(66.26)%
Finance income	(2,220)	(484)	(1,736)	358.6%
Financial expenses	12,586	7,194	5,392	74.95%
Loss before taxes on income	(36,589)	(84,435)	47,461	(56.10)%
Taxes on income	557	171	386	225.81%
Net loss from continuing operation	(37,146)	(84,606)	47,460	(56.10)%
Net income (loss) from discontinued operation	(1,885)	(2,030)	145	(7.14)%
Total net loss	(39,031)	(86,636)	47,605	(54.95)%

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

Revenue was $29,562,000 and $42,657,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a decrease of $13,095,000 or 30.7%, for the year ended December 31, 2024 compared to 2023.

The reduction in revenues in aggregate amount of $12,900,000 is attributed to the professional services segment, due to termination of less profitable long term governmental projects with several customers.

The table below sets forth a breakdown of HUB’s revenue by customer location for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	Change	Change %
	(In thousands)	(In thousands)
Israel	27,808	40,364	(12,556)	(31.11)%
America	699	334	365	109.28%
Europe	1,055	1,669	(614)	(36.79)%
Asia Pacific	-	290	(290)	(100)%
Total	$29,562	$42,657	(13,095)	(30.7)%

Cost of Revenue

Cost of revenue was $24,515,000 and $41,907,000 for the years ended December 31, 2024 and 2023 respectively, resulting in a decrease of $17,285,000 or 41.50% for the year ended December 31, 2024.

The decrease consisted of $17,285,000 in the Professional Services Segment and decrease of $107,000 in the Products and Technology Segment. The decrease is mainly attributed to headcount reduction as well as subcontractors support associated with the governmental projects in aggregate amount of $11,000,000 as well as one off recorded in 2023 for impairment of supplier backlog of $3,800,000.

Gross Profit

Gross profit was $5,047,000 and $750,000 for the years ended December 31, 2024 and 2023, respectively, resulting in an increase of $4,297,000 or 572.93%, for the year ended December 31, 2024, compared to 2023. The increase was mainly attributable to one off recorded in 2023 for impairment of “supplier backlog” intangible asset in an amount of $3,800,000.

Research and Development Expenses, net

Research and development expenses, mainly attributed to the Products and Technology Segment, were $2,002,000 and $5,886,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a decrease of $3,884,000 for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease is mainly headcount reduction in an aggregate amount of $4,800,000, which is partially offset by a one off recorded in 2023 due to the government grants in an amount of $1,300,000.

Selling and Marketing Expenses

Selling and marketing expenses were $5,457,000 and $10,694,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a decrease of $5,237,000 or 48.97%. The decrease is attributed to a reduction of $1,490,000 in salaries and related expenses due to a decrease in headcount in HUB’s marketing department and a decrease in an amount of $4,996,000 related mainly to impairment of customer relationships intangible asset from 2023, which is partially offset by an increase in advertising and public relations in an amount of $1,093,000.

General and Administrative Expenses

General and administrative expenses were $23,630,000 and $49,172,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a decrease of $25,542,000 or 51.94%. The decrease is mainly attributed to the following: Payroll G&A decrease by $1,900,000 mainly due to a headcount decrease, consulting expenses decreased by $12,250,000, impairment expenses decreased by $10,071,000.

Other Expenses

Other expenses were $181,000 and $12,723,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a decrease of $12,542,000, or 98.58%, which was mainly attributed to SPAC’s associated merger expenses recorded in 2023 in aggregate amount approximately $12,311,000.

Finance Income and Finance Expenses

Financial expenses were $12,586,000 and $7,194,000 for the years ended December 31, 2024 and 2023, respectively, and finance income was $2,220,000 and $484,000 for the years ended December 31, 2024 and 2023, respectively, resulting in a net increase of $3,656,000 of finance expenses. The increase is primarily attributed to convertible components measurement, warrants measurement and interest expenses recorded in 2024 compared to 2023.

Taxes on Income

Taxes on income were $557,000 and $171,000 for the years ended December 31, 2024 and 2023, respectively.

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

Key Performance Indicators

The following table summarizes the key performance indicators that HUB uses to evaluate its business for the periods presented.

	Year ended December 31
	2024	2023	Change	% Change
	(in thousands)
Revenue
Products and Technology Segment (1)	1,039	1,068	(29)	(2.72)%
Professional Services Segment (2)	28,523	41,589	(13,066)	(31.42)%
Total	$29,562	$42,657	(13,095)	(30.7)%

(1)	The Products and Technology Segment develops and markets integrated cybersecurity hardware/Software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services. In addition, this segment also includes distribution and marketing of security products procured from the manufacturers of information security products to sub-distributors (integrators) who market them to end users.

	Year ended December 31
	2024	2023	Change	% Change
	(in thousands)
Segment results (operating loss)
Products and Technology Segment	(9,137)	(30,690)	21,553	(70.23)%
Professional Services Segment	(17,086)	(33,153)	16,067	(48.46)%
Unallocated*	-	(13,882)	13,882	100%
Total	$(26,223)	$(77,725)	51,502	(66.26)%

*	In 2023, the expenses related to the SPAC merger and ELOC.

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

	Year ended December 31,
	2024	2023	Change	% Change
	(In thousands)
Net loss from continuing operation	$(37,146)	$(84,606)	47,460	(56.1)%
Adjusted EBITDA	$(18,912)	$(12,165)	(6,747)	(55.46)%

Adjusted EBITDA decreased in the year ended December 31, 2024 primarily as a result of the significant growth in the Company’s operations cost across all of our business (see below analysis).

	Year ended December 31,
	2024	2023	Change	% Change
	(In thousands)
Net loss	$(37,146)	$(84,606)	47,460	(56.1)%
Finance income(1)	(2,220)	(484)	(1, 736)	358.6%
Finance expenses(1)	12,586	7,194	5,392	74.95%
Taxes on income	557	171	386	226%
Depreciation and amortization(2)	2,379	7,637	(5,258)	(68.85)%
Share-based compensation expense(3)	2,070	7,115	(5,045)	(71)%
Transaction costs	-	4,943	(4,943)	(100)%
One time cost(4)	2,209	30,607	(26,774)	(87)%
Impairment of Goodwill and intangibles(5)	653	15,258	(14,605)	(95.72)%
Adjusted EBITDA	$(18,912)	$(12,165)	(6,747)	$(55.46)%

1.	Represents mainly finance expenses, net, which were recorded on to convertible loans & warrants issued during 2023 and 2024

2.	Represents the amortization of the intangible assets as well as recurring depreciation of company’s fixed assets

3.	Represents non-cash share-based compensation expenses

4.	In 2023 we have recorded $7.6 million on convertible loans, $12.3 million of merger expenses, OPCO commission of $7.6 million, ELOC facility costs $1.58 million, special audit fees of $1.6 million while in 2024 we have recorded non-recurring consultancy fees.

5.	Represents technology goodwill and impairment of intangibles

B. Liquidity and Capital Resources

Since inception, HUB has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders.

HUB expects its capital expenditures and working capital requirements to increase in the near future, as it seeks to produce confidential computing products and continue its research and development efforts. As of December 31, 2024, HUB’s cash and cash equivalents were about $3,085,000. The Company intends to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating spend, and potentially divesting assets.

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

As a result of liquidity and cash flow concerns that have arisen resulting from our business operations, together with the Internal Investigation, we face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, and are failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers, and since May 2024, we have been unable to make required deposits in employee pension and severance funds or to pay required withholding taxes on employee compensation payments. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years.

In November 2024, we reached a settlement agreement with the unsecured creditors of Comsec, subject to which we will pay NIS 1,800,000 spread over 36 months.

In February 2025, we reached a settlement agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000). As part of the settlement arrangement, Claymore Capital Pty Ltd. (“Claymore”) agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 18, 2030, subject to earlier conversion by Claymore.

In February 2025, we also reached a settlement agreement with Dominion Capital LLC and its affiliates (together, “Dominion”) for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore.

The significant uncertainty regarding our liquidity and capital resources and our ability to repay our obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Annual Report. The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities and other capital raising efforts.

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

Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will continue to seek to raise additional funds during 2025 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms.

Additionally, we signed subscription agreements for the purchase of $50 million of our ordinary shares to be offered in a private placement in connection with the closing of the Business Combination Agreement (the “PIPE Investors”). However, upon the closing of the Business Combination Agreement, we did not receive the funds related to the private placement. Negotiation with the PIPE investors resulted in closing on $4 million to date. The investors never explained their breach of the subscription agreements. While we are considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain that we will be able to receive the remaining PIPE funds.

Please see the Financings section below for more details on our recent efforts to fund operating activities.

Material Cash Requirements

The table below summarizes certain material cash requirements as of the year ended December 31, 2024 that will affect the HUB’s future liquidity. HUB plans to utilize its liquidity and its cash flows from business operations including investments to fund its material cash requirements.

	2025	2026	2027	2028	2029	Thereafter	Total
	Total (in thousands)
Loans from bank	7,177	-	-	-	-	-	7,177
Loans from others	6,357	-	-	-	-		6,357
Lease liabilities	956	741	408	82	-	-	2,187
Liabilities for government grants	270	33	30	27	25	102	487
Total	$14,760	$774	$438	$109	$25	$102	$16,208

Cash Flows Summary

The following table shows a summary of HUB’s cash flows for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	Change	% Change
	(In thousands)
Net cash provided by / (used in):
Net cash used in operating activities	$(17,110)	$(16,202)	(908)	(5.6)%
Net cash provided by / (used in) investing activities	(452)	2,136	(2,588)	(121.16)%
Net cash provided by financing activities	17,176	12,927	4,249	32.88%
Exchange rate differences on cash and cash equivalents	(51)	667	(718)	(107.80)%
Net (decrease) in cash and cash equivalents	$(437)	$(472)	$35	(7.41)%

Cash Flows Used in Operating Activities

Net cash used in operating activities was $17,110,000 for the year ended December 31, 2024, reflecting a net loss of $39,031,000 and a non-cash adjustments of $16,615,000 which primarily consists of Finance expenses related to convertible loans and warrants in an aggregate amount of $7,227,000 Issuance of shares in an amount of $2,420,000, share-based compensation expenses in total amount of $2,070,000, intangible assets and goodwill impairment in an amount of $653,000 and depreciation and amortization in an amount of $2,379,000. In addition, changes in asset and liability items in 2024 were $8,810,000 which was primarily affected by an increase in other accounts payable in the amount of $7,776,000.

Net cash used in operating activities was $16,202,000 for the year ended December 31, 2023, reflecting a net loss of $86,636,000 and a non-cash adjustments of $57,489,000, which primarily consists of share-based payment in an amount of $7,115,000, intangible assets impairment in an amount of $15,258,000 transaction costs related to the SPAC merger in an amount of $12,312,000 and depreciation and amortization in an amount of $7,637,000. In addition, changes in asset and liability items in 2023 were $14,044,000, which was primarily affected by a decrease in trade receivables in the amount of $13,242,000.

Cash Flows Used in Investing Activities

Net cash used in investing activities was ($452,000) for the year ended December 31, 2024, compared with $2,136,000 for the year ended December 31, 2023, resulting in a decrease of $2,588,000. The decrease was primarily attributed to the amounts transferred to BlackSwan subjected to the “collaboration agreement” between the companies, in an amount of $1,615,000 and a decrease due to a withdrawal from restricted bank deposit in an amount of $1,363,000.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from issuance of shares, short-term credits from banks and government grants, which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $17,176,000 for the year ended December 31, 2024, compared with $12,927,000 for the year ended December 31, 2023, resulting in an increase of $4,249,000. The increase was primarily due to an increase in Receipt of short-term loans in an amount of $4,588,000.

HUB Mizrahi Loans

On July 6, 2020, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Term Loan”) with Bank Mizrahi. The Comsec Distribution Term Loan provided for an NIS 5 million (approximately $1.4 million) term loan maturing on June 20, 2026. The principal amount of the Comsec Distribution Term Loan is repaid in monthly installments with the final payment aligning with the maturity date. As of December 31, 2024 the remaining principal amount on the Comsec Distribution Term Loan was $627,000.

On September 1, 2021, Comsec Ltd. entered into a credit agreement (the “Comsec Ltd. Term Loan”) with Bank Mizrahi. The Comsec Ltd. Term Loan provides for an NIS 6 million (approximately $1.7 million) term loan maturing on September 10, 2024. The principal amount of the Comsec Ltd. Term Loan is repaid in quarterly installments with the final payment aligning with the maturity date. The Comsec Ltd. Term Loan bears annual interest of Prime (Bank of Israel intrabank) + 1.95%. As of December 31, 2024 the remaining principal amount is $877,000.

Additionally, in September 2021, Comsec Ltd. received a loan from Bank Mizrahi with an original principal amount of NIS 980,000 (approximately $278,000). The loan bears interest annually at Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2024 the remaining principal amount on the Comsec Ltd. Term Loan was $153,000.

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

On December 19, 2024, HUB signed a settlement agreement with Bank Mizrahi to restructure $6.1 million of HUB’s secured debt with Bank Mizrahi. The settlement agreement represents over 60% of HUB’s secured debt, through its wholly-owned subsidiary Comsec Ltd., and reflects the Company’s commitment to address key financial obligations in its ongoing efforts to settle or extend most of its outstanding debt to achieve financial stability and confidence in its growth trajectory.

Under the settlement agreement, payments are deferred until June 2025, aligning with HUB’s expected free cash flow generation. This milestone enhances liquidity and enables the Company to focus on scaling operations and delivering shareholder value.

Qpoint Loans

On May 1, 2023, Qpoint Technologies Ltd., an Israeli company (“Qpoint”) received a loan from the First International Bank of Israel Ltd. (“FIBI”), with an original principal amount of NIS 1,700,000 ($469,000) and repayable in 12 installments beginning in June 2023. The loan was bearing interest of Prime + 1.1%. As of December 31, 2024, the loan has been fully repaid.

On September 28, 2023, we completed a non-recourse loan transaction pursuant to a loan agreement (the “Qpoint Loan Agreement”) with Qpoint, of which we held 46.52% of the outstanding shares and the effective control until our acquisition of all of the outstanding shares of Qpoint not otherwise held by us in March, 2024 (the “Qpoint Acquisition”). Pursuant to the Qpoint Loan Agreement, (i) Qpoint agreed to lend us an amount equal to NIS 3.5 million (approximately $900,000) and to extend the date by which we are required to pay Qpoint an amount equal to NIS 6.5 million (approximately $1.7 million) in outstanding obligations, from August 15, 2023 to February 28, 2024 (the “Repayment Date”) and (ii) the Company agreed to pay Qpoint a loan installation fee of NIS 300,000 (approximately $80,000) (the “Qpoint Loan”).

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

On May 1, 2024, Qpoint received a loan from FIBI, with an original principal amount of NIS 1,200,000 ($321,000) and repayable in 12 installments beginning in June 2024. The loan is bearing interest of 7.10%. As of December 31, 2024, the remaining principal amount is $240,000.

During 2024, Qpoint received On-call loans from FIBI, in an aggregate principal amount of NIS 6,300,000 ($1,703,000). The loan is bearing interest of Prime + 1.1%. As of December 31, 2024, the remaining principal amount is $521,000.

Aginix Loans

On May 1, 2023, Aginix Engineering and Project Management Ltd., a wholly owned subsidiary of Qpoint, received a loan from Bank Hapoalim Ltd. (“Bank Hapoalim”), with an original principal amount of NIS 1,000,000 ($267,000) and repayable in 12 installments from June 2023. The loan bearing interest of 7.25%. As of December 31, 2024, the loan has been fully repaid.

On July 19, 2024, Aginix received a loan from Bank Hapoalim, with an original principal amount of NIS 1,200 thousand ($334 thousand) and repayable in 12 installments beginning in August 2024. The loan is bearing interest of 7%. As of December 31, 2024, the remaining principal amount is $195,000.

On December 31, 2024, Aginix received a loan from Bank Hapoalim, with an original principal amount of NIS 500,000 ($137,000) and repayable in 12 installments beginning in January 2025. The loan is bearing interest of 6.5%. As of December 31, 2024, the remaining principal amount is $137,000.

Financings

March 2025 Notes

On March 27, 2025, the Company completed the issuance of a series of notes (the “March 2025 Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (“Keystone” and collectively with the other investors, the “March 2025 Note Investors”), in an aggregate principal amount of $1,625,000 and original issue discount of $325,000, for an aggregate purchase price of $1,300,000. The March 2025 Notes mature on December 11, 2025, do not bear interest, and include a prepayment option at a premium of 125%. In addition, the Company is required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the March 2025 Notes.

The March 2025 Note Investors have the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

The conversion of the March 2025 Notes will be limited to the extent that, upon their conversion, a March 2025 Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

ELOC Transaction

Concurrently with the investment by the March 2025 Note Investors described above, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with Keystone, pursuant to which the Company has the right to sell to Keystone up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”).

As consideration for Keystone’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to Keystone a note in a principal amount of $1,000,000, does not bear interest, and has a maturity date of December 11, 2025 (the “Commitment Note”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the Commitment Note. The Commitment Note can be converted prior to the maturity date by either the Company or Keystone at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the Securities and Exchange Commission (the “SEC”) or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, Keystone and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

In addition, in connection with the ELOC Purchase Agreement, the Company and Keystone entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Conversion Note and the ELOC Shares that the Company has the right to sell to Keystone.

The Company does not have a right to commence any sales of ELOC Shares to Keystone under the ELOC Purchase Agreement before a registration statement of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Following such date, the Company will control the timing and amount of any sales of ELOC Shares to Keystone. Actual sales of shares of ELOC Shares to Keystone under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ELOC Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The Company is obligated to use 33% proceeds from the sale of ELOC Shares to repay the principal amount under the March 2025 Notes.

Under the ELOC Purchase Agreement, on any business day on which the closing sale price of the Company’s shares is equal to or greater than $0.05 (the “Fixed Purchase Date”), the Company may direct Keystone to purchase shares (a “Fixed Purchase”) at a purchase price equal to 95% of the lesser of (i) the daily volume-weighted average price (the “VWAP”) of the Company’s shares for the five (5) trading days immediately preceding the applicable fixed purchase date and (ii) the lowest sale price on the applicable Fixed Purchase Date, provided, that Keystone’s committed obligation under any single Fixed Purchase shall not exceed $50,000.

In addition to Fixed Purchases, on any business day on which the Company has directed Keystone to purchase the maximum allowable Fixed Purchase amount, the Company may also direct Keystone to purchase additional shares on the trading day immediately following the purchase date for such Fixed Purchase (the “VWAP Purchase Date” and such purchase, a “VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the closing sale price of the Company’s shares on the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs Keystone to make a VWAP Purchase (such period, the “VWAP Purchase Period”), provided, that Keystone’s committed obligation under any single VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the corresponding Fixed Purchase and (b) 30% of the trading volume of the VWAP Purchase Period.

In addition, on a VWAP Purchase Date, the Company may also direct Keystone to purchase on such day, an additional number of shares (an “Additional VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the VWAP beginning at the completion of any prior VWAP Purchases and the last Additional VWAP Purchase, as applicable, and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the Additional VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs Keystone to make an Additional VWAP Purchase (such period, the “Additional VWAP Purchase Period”), and (ii) the lowest sale price on such day, provided, that Keystone’s committed obligation under any single Additional VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the Fixed Purchase that corresponded to the VWAP Purchase corresponding to the Additional VWAP Purchase and (b) 30% of the trading volume of the Additional VWAP Purchase Period.

Keystone’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases for a particular VWAP Purchase Date shall not exceed $1,000,000 in the aggregate.

The ELOC Purchase Agreement provides that the Company may not issue or sell any shares under the ELOC Purchase Agreement if the issuance or sale of such shares would result in Keystone and its affiliates beneficially owning more than 4.99% of the Company’s outstanding share capital at any time.

Julestar Financing Transaction

In February 2025, the Company entered into a Loan Agreement with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar agreed to loan us $2,650,000 in consideration for a promissory note in the principal amount of $3,117,647 (the “Julestar Note”). The principal amount, and interest thereon, is required to be repaid in 40 weekly installments over the 10-month term of the loan. The Julestar Note will accrue interest at a rate of 10% per annum. To secure the repayment of the Julestar Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days. As of the date hereof, the Company did not make any payments.

The Loan Agreement also provides for the issuance of five-year warrants to purchase 530,000 Ordinary Shares (the “Julestar Warrants”), subject to downward adjustment in the number of underlying shares in the event of early repayment of the Julestar Note in full or upward adjustment in the event the Julestar Note is not repaid in full within 90 days of the issuance date, as detailed below. The exercise price of the Julestar Warrants is $5.00 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Julestar Warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register with the Securities and Exchange Commission on a Form F-1 or Form F-3 the shares issuable upon the exercise of the Julestar Warrants.

The net proceeds of the amount we raise in any single subsequent financing or asset sale outside the ordinary course of business of more than $5.0 million, or multiple subsequent financings or asset sales outside the ordinary course of business of more than $7.0 million in the aggregate, will be required to be used to prepay the Julestar Note in full. We are entitled to prepay a minimum of $100,000 of the Julestar Note at any time, with no prepayment penalties, with declining incentives for early prepayment consisting of a decrease in the principal amount and a decrease in the number of shares issuable under the Julestar Warrants. If the Julestar Note is not repaid in full within 90 days, the number of shares issuable under the Julestar Warrants will increase and the exercise price of the additional shares could be set lower, to half the lowest 10-day average market price during the period, subject to a floor price.

As a result of the issuance of the Julestar Warrants, the exercise price of the warrant to purchase 129,411 ordinary shares issued in an earlier financing transaction on December 30, 2024 automatically decreased from $8.50 to $5.00 per share.

While we are currently in default of certain terms under the Loan Agreement with Julestar, we are in discussions with Julestar to restructure our obligations thereunder.

J.J. Astor Financing

In December 2024, the Company entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan us $2,200,000 in consideration for a promissory note in the principal amount of $2,750,000 (the “December 2024 Convertible Note”). After fees and expenses, the net proceeds of the loan are expected to be $2,087,000. The December 2024 Convertible Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at our election. The December 2024 Convertible Note will not accrue interest (unless there is an event of default). As of the date hereof, the Company has paid an aggregated amount of $840,000.

The Company is entitled to prepay the December 2024 Convertible Note at any time, with declining discounts for prepayment within 30, 60 or 90 days. Upon an event of default, the outstanding principal amount will increase to 110% of the outstanding principal amount, plus interest thereon at the rate of 16% per annum. The December 2024 Convertible Note will be convertible by Astor following an event of default.

The conversion price of the December 2024 Convertible Note is 80% of the average of the four lowest VWAP prices for the 20 trading days prior to conversion but not lower than the 20% of the average of the four lowest VWAP prices for the 20 trading days prior to the closing date. To the extent that the conversion price is lower than such minimum price, the Company will be required to pay a make-whole payment.

One-half of the net proceeds of the amount the Company raises in any subsequent equity financing of less than $5 million will be required to be used to prepay the December 2024 Convertible Note, and all of larger equity financings will be required to be used to prepay the December 2024 Convertible Note.

The Company agreed to issue to Astor a five-year warrant to purchase 129,411 ordinary shares at an exercise price of $8.50 per share (the “December 2024 Warrant”), subject to adjust in certain circumstances, including dilutive issuances. The Company undertook to register the shares issuable upon conversion of the December 2024 Convertible Note and upon exercise of December 2024 Warrant on our registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. On January 13, 2025, Astor assigned the December 2024 Warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights under the December 2024 Warrant.

The Company could be required to pay liquidated damages of up to 10% of the principal amount of the Note if the Company does not satisfy our obligations under the registration rights agreement on a timely basis. The December 2024 Convertible Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% our outstanding share capital at any time.

Each of the Company’s subsidiaries agreed to guarantee the December 2024 Convertible Note and the Company and each of its subsidiaries agreed to grant a subordinated pledge over its assets to secure the December 2024 Convertible Note, each to become effective following an event of default and receipt of consent from our senior lenders. Failure to obtain such consents will be deemed an event of default under the December 2024 Convertible Note.

While we are currently in default of certain terms under the Loan Agreement with Astor, we are in discussions with Astor to restructure our obligations thereunder.

Claymore Capital Financings

In August 2024, we entered into Securities Purchase Agreements with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4.0 million and warrants to acquire an aggregate of approximately 470,000 ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to $5.00. The August 2024 Warrants are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore Capital PTY Ltd. (“Claymore”) served as the placement agent for this transaction and received a fee of approximately $233,000 in cash and a warrant to purchase approximately 110,000 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants. The Company entered into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent will be paid a fee of $15,000 per month.

In August 2024, Claymore agreed to extend a loan to the Company in the amount of $500,000 with interest at the rate of 10% of the principal amount until it was subsequently repaid in August 2024. In November 2024, Claymore agreed to extend a loan of an additional $200,000 with interest at the cumulative rate of 20% of the principal amount until it was subsequently repaid in December 2024. In November 2024, Claymore agreed to extend a loan of an additional $500,000 at the cumulative rate of 45% of the principal amount until it was subsequently repaid in February 2025.

In November and December 2024, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,150,000 in exchange for convertible notes with an aggregate principal amount of $1,391,500 and warrants to purchase an aggregate of 164,285 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $5.00. The warrants to purchase an aggregate of 164,285 ordinary shares are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $80,500 in cash, 115,000 ordinary shares and a warrant to purchase 38,333 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for a period of 12 months, during which the placement agent will be paid a fee of $15,000 per month.

In December 2024, Claymore and investors introduced by Claymore loaned us an aggregate of $1,262,500 in exchange for notes with an aggregate principal amount of $1,402,778 and warrants to purchase an aggregate of 126,250 ordinary shares. The notes are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000,000 or the sale of our Qpoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price of $5.00. The notes provide that if the notes are not repaid by March 31, 2025, the holders thereof will be entitled to receive collateral to secure the notes. The warrants to purchase an aggregate of 126,250 ordinary shares are exercisable for a period of three years at an exercise price of $5.00 per share. Claymore’s placement fees for the foregoing loan amounted to $88,375 in cash, and a warrant to purchase 126,250 ordinary shares on the same terms of the investors’ warrants.

In January and February 2025, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,467,000 in exchange for convertible notes with an aggregate principal amount of $1,775,070 and warrants to purchase an aggregate of 209,571 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $5.00. The warrants to purchase an aggregate of 209,571 ordinary shares are exercisable for a period of three years at an exercise price of $7.143 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $102,690 in cash, 146,700 ordinary shares and a warrant to purchase 48,900 ordinary shares on the same terms of the investors’ warrants.

In February 2025, Claymore agreed to extend a loan to the Company in the amount of $255,000 with interest at the rate of 19% of the principal amount and a maturity date of April 18, 2025. Claymore received pre-funded warrants to purchase 12,500 ordinary shares as fees for the foregoing loan. Claymore agreed to extend the repayment of the loan until May 18, 2025, in exchange for an additional pre-funded warrant to purchase 25,000 ordinary shares.

In March 2025, Claymore investors agreed to extend a loan to the Company with a principal amount of $200,000 and a face value of $300,000 until it was subsequently repaid in March 2025. Claymore received pre-funded warrant to purchase 15,000 ordinary shares as fees for the foregoing loan.

In April 2025, Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $928,000 in exchange for convertible notes with an aggregate principal amount of $1,122,880 and warrants to purchase an aggregate of 132,572 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $7.00, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $5.00. The warrants to purchase an aggregate of 132,572 ordinary shares are exercisable for a period of three years at an exercise price of $10.00 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing follow-on investments amounted to $64,960 in cash, pre-funded warrant to purchase 335,600 ordinary shares and a warrant to purchase 92,800 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for an additional period of 12 months, until October 31, 2026, during which the placement agent will be paid a fee of $20,000 per month.

The conversion of the notes and warrants issued in the foregoing financings are limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares. The Company has undertaken to register the resale of the ordinary shares underlying such notes and warrants on a registration statement with the Securities and Exchange Commission.

March-November 2024 Financing and Restructure

In March-November 2024, we sold to an accredited investor (the “March-November 2024 Investor”), in a series of unregistered private transaction, notes (the “March-November 2024 Notes”) with an aggregate principal amount of $11,000,000, and warrants (the “March-November 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-November 2024 Investor (the “March-November 2024 Purchase Agreement”). Our acquisition of QPoint’s shares that were not held by us to complete ownership of 100% of QPoint shares was partially funded by proceeds we received pursuant to the March-November 2024 Purchase Agreement.

The loan amount under the March-November 2024 Notes was repayable by the Company on (a) November 29, 2024 with respect to $1,000,000 of the principal amount and (b) with respect to the remaining $10,000,000, the earlier of (i) August 10, 2024 with respect to $4,000,000 of the principal amount and September 24, 2024 with respect to $6,000,000 of the principal amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000,000. The principal amount under the March-November 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000,000 of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; (b) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date; and (c) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of such principal amount, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date.

If the March-November 2024 Notes are not repaid prior to the applicable maturity date, the March- November 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $5.00. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March- November 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-November 2024 Warrants issued under the March-November 2024 Purchase Agreement were exercisable as follows: (i) March-November 2024 Warrants exercisable into 444,444 ordinary shares were exercisable at an exercise price equal to $7.00 per share until March 12, 2027, (ii) March-November 2024 Warrants exercisable into 400,000 ordinary shares were exercisable at an exercise price equal to $7.00 per share until April 3, 2027, (iii) March-November 2024 Warrants were exercisable into 100,000 ordinary shares are exercisable at an exercise price equal to $5.00 per share until June 26, 2027, (iv) March-November 2024 Warrants were exercisable into 200,000 ordinary shares are exercisable at an exercise price equal to $7.00 per share until June 26, 2027, and (v) March-November 2024 Warrants were exercisable into 150,000 ordinary shares are exercisable at an exercise price equal to $5.50 per share until June 26, 2027.

The conversion of the March-November 2024 Notes and the exercise of the March-November 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-November 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

On February 17, 2025, HUB and the March-November 2024 Investor agreed to amend the terms of the March-November 2024 Notes and the March-November 2024 Warrants. Pursuant to the amended terms, the maturity date of each of the March-November 2024 Notes, having an aggregate principal amount of $11 million (plus accrued interest), was extended to August 16, 2025. Additionally, per the amendment terms, in the event the notes are not paid or converted in full by April 1, 2025, from and after April 1, 2025, the current interest rate of the notes will increase from 15% per annum to 20% per annum.

Pursuant to the amendment, the exercise price of each of the March-November 2024 Warrants was changed to a unified exercise price of NIS 17.77 (being the NIS equivalent of $5.00 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the March-November 2024 Warrants was extended to a unified end date of February 17, 2030. The Company also issued to the March-November 2024 Investor an additional warrant exercisable into 205,555 ordinary shares at an exercise price of $5.00 per share and a pre-funded warrant exercisable into 1,000,000 ordinary shares, in each case until February 17, 2030, and in each, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the March-November 2024 Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

Additionally, pursuant to the amended terms, the March-November 2024 Investor agreed to sell all or a signification portion of the notes to a third party who will convert the notes and attempt to sell the resulting conversion shares. The March-November 2024 Investor agreed by no later than April 2, 2025, to inform the Company in writing of the amount of proceeds the March-November 2024 Investor irrevocably received from the sale of such conversion shares by the third party, in which case the Company shall be deemed to have repaid the principal and accrued interest under the converted notes in the amount equal to the sale proceeds. In the event that the sale proceeds are lower than the aggregate principal and accrued interest under the converted notes thereon, the Company agreed to issue to the March-November 2024 Investor a convertible note in the principal amount equal to such shortfall amount (and if the sale proceeds (and any repayments from the Company) are less than $6.5 million, also the interest that would have accrued on the converted notes in accordance with their terms had they not been converted). The new note would have an interest rate of 20% per annum, commencing retroactively from the date of conversion of the converted notes, and a maturity date of August 16, 2025, and otherwise the same terms and conditions as the converted notes. In the event that, at April 2, 2025, the March-November 2024 Investor holds unsold conversion shares, then warrants held by the March-November 2024 Investor will be exercised for an equivalent number of ordinary shares pursuant to the terms thereof and such conversion shares will be deemed to be issued pursuant to such exercise in lieu of the issuance of new ordinary shares.

2023-2024 Investment by Accredited Investors

Between November 2023 and January 2024, the Company entered into Securities Purchase Agreements (the “First 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “First 2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $3,100,000 (the “First 2023-2024 Accredited Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the First 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “First 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the First 2023-2024 Accredited Investor Notes was convertible into our ordinary shares at a rate of the lower of (i) $25.00 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The First 2023-2024 Accredited Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accredited Investors. The First 2023-2024 Accredited Investors had the right to convert the First 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

The First 2023-2024 Accredited Investor Notes were subsequently fully converted by the First 2023-2024 Accredited Investors.

In February 2025, the Company and the First 2023-2024 Accreditor Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $10.00 per share and the Company issued to the First 2023-2024 Accreditor Investors additional warrants exercisable into 173,881 ordinary shares at an exercise price of $10.00 per share and 142,020 ordinary shares.

Second 2023-2024 Accredited Investor Financing Transaction

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors” and together with the First 2023-2024 Accreditor Investors, the “2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into between 0.50 and one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into our ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accredited Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

Pursuant to the First 2023-2024 Accredited Investor SPAs, we have issued First 2023-2024 Accredited Investor Warrants which are exercisable into 167,959 ordinary shares. The First 2023-2024 Accredited Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accredited Investor Warrants and have a weighted average exercise price of $23.30. Pursuant to the Second 2023-2024 Accredited Investor SPAs, we have issued Second 2023-2024 Accredited Investor Warrants which are exercisable into 20,000 ordinary shares. The Second 2023-2024 Accredited Investor Warrants are exercisable until September 14, 2025 for an exercise price of $15.00. The exercise of the 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

In February 2025, HUB and the First 2023-2024 Accreditor Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $10.00 per share and the Company also issued an additional warrant exercisable into 173,881 ordinary shares at an exercise price of $10.00 per share. In addition, the Company issued 142,020 ordinary shares to the First 2023-2024 Accreditor Investors.

In addition, in February 2025, HUB and the Second 2023-2024 Accredited Investors agreed to amend the terms of the Second 2023-2024 Accredited Investor SPAs, the Second 2023-2024 Accredited Investor Notes and the Second 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $11.50 per share the Company issued to the Second 2023-2024 Accreditor Investors additional warrants exercisable into 173,881 ordinary shares at an exercise price of $10.00 per share,, and the conversion price of each of the Second 2023-2024 Accredited Investor Notes was changed to a unified conversion price of $11.42 per share.

The Second 2023-2024 Accredited Investors were subsequently fully converted by the Second 2023-2024 Accredited Investors.

Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 7, 2023, we entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans were subsequently amended in 2024 pursuant to a series of agreements with Shayna and Akina Holding Limited (“Akina”), which assigned most of Shayna’s rights to Akina and established new conversion and warrant terms. All original interest, conversion, and warrant provisions under the Shayna Loan Agreements were superseded by the 2024 amendments.

The Shayna Loans were amended in March–May 2024 through a series of agreements with Shayna and Akina. On March 31, 2024, the Company entered into the first amendment with Shayna and Akina, pursuant to which Shayna and Akina are entitled to convert the Shayna Loans into a total of 512,937 ordinary shares, based on an agreed USD/NIS exchange rate of NIS 3.65 and a conversion price of $9.00 per share. Under this amendment, Akina will receive 389,745 ordinary shares, while Shayna will receive 123,192 ordinary shares. Additionally, warrants have been issued for the purchase of the same number of ordinary shares at an exercise price of $9.00 per share, with Akina entitled to 389,745 ordinary shares and Shayna entitled to 123,192 ordinary shares. Furthermore, a customary clause limits the beneficial ownership of both Shayna and Akina to 4.99% of the Company’s outstanding ordinary shares.

On April 18, 2024, the Company entered into the second amendment with Shayna and Akina, pursuant to which if Akina defaults on its payment installments to Shayna, Shayna will have the right to assume all of Akina’s conversion rights under the Shayna Loan Agreements. Upon receiving written notice of such default from Shayna, the Company is required to allocate the outstanding Shayna Loan amounts to Shayna, provided that no judicial injunction is issued within seven days. This allocation will take place upon receipt of a written conversion notice from Shayna.

On May 9, 2024, the Company entered into the third amendment with Shayna and Akina, pursuant to which a cash payment of $1,150,800 for Shayna’s consulting services under the Convertible Loan Agreements was converted into 127,866 ordinary shares of the Company, calculated at a price of $9.00 per share. Additionally, Shayna was issued a warrant to purchase 127,866 ordinary shares of the Company at an exercise price of $8.00 per share, with an exercise period of six months.

As of the date of this Annual Report, Akina has converted the loan under the Convertible Loan Agreements into our ordinary shares, pursuant to which conversions we have issued 512,937 ordinary shares and exercised the warrant and purchased 448,230 ordinary shares of the Company at an exercise price of $9.00. In addition, Shayna exercised the warrant and purchased 127,866 ordinary shares of the Company at an exercise price of $8.00.

In addition, on January 26, 2025, BST, Shayna and Akina entered into a settlement agreement and general release, pursuant to which all outstanding obligations and claims under the Shayna Loan Agreements, as amended, were fully released and discharged. As a result of the settlement agreement, no further claims, demands, or obligations remain outstanding among the parties with respect to these agreements.

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

The closings of the Transaction (the “Closings and each a “Closing”) occurred in tranches (each a “Tranche”): the Closing of the first Tranche (the “First Closing”) occurred on May 8, 2023 and consisted of the issuance and sale to Lind of a Lind Note with a purchase price of $6,000,000 a principal amount of $7,200,000 and the issuance to Lind of Lind Warrants to acquire 245,821 ordinary shares. The purchase price for the initial Lind Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500,000 was received by the Company and the funding of the remaining $1,500,000 (the “Second Funding Amount”) was expected to occur within two (2) Business Days following the filing by the Company of its Annual Report on Form 20-F for the year ended December 31, 2022, under the original conditions of the Lind SPA (see details regarding amendments to the Lind SPA below). The terms of the Lind SPA and related instruments were amended on multiple occasions to reflect changes to funding amounts, warrant coverage, and pricing.

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

As consideration for the amendments to the First Funding Amount in the August 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $7.2 million to $9 million. Additionally, we agreed to amend the conversion price of the Lind Note to $4.50. Further, as consideration for the August 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 254,179 of our ordinary shares bringing the total amount of shares that can be purchased under the Lind Warrant to 500,000 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant to $4.50 per ordinary share.

In connection with the additional $1 million funding pursuant to the August 2023 Lind Amendment, we agreed issue to Lind a new warrant to purchase 250,000 ordinary shares with an exercise price of $4.50 per ordinary share and under the same terms and conditions as the Lind Warrant. Finally, in the event that the Registration Statement is filed and we receive the additional $500,000 funding amount, we agreed to issue to Lind a new warrant to purchase a number of ordinary shares equal to $500,000 divided by the closing price of our ordinary shares on the date prior to the filing of the Registration Statement, at an exercise price equal to 1.25 multiplied by the average of the daily volume weighted average prices during the five (5) trading days prior to the filing of the Registration Statement, and under the same terms and conditions as the Lind Warrant.

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

As consideration for the amendment to the First Funding Amount in the November 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $9.0 million to $9.6 million. Additionally, we agreed to amend the conversion price of the Lind Note from $4.50 to $3.50. Further, as consideration for the November 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 142,857 of our ordinary shares, bringing the total amount of shares that can be purchased under the Lind Warrants to 892,857 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant from $4.50 per ordinary share to $3.50 per ordinary share. Following a price adjustment provisions and anti-dilution protections in the Lind Warrants, the number of shares that can be purchased under the Lind Warrants have been adjusted to 624,999 ordinary shares at $5.00.

As of the date of this Annual Report, Lind has converted the principal amount of $9.6 million of the Lind Note into our ordinary shares, pursuant to which conversions we have issued 927,119 ordinary shares. Lind has also exercised Lind Warrants using the cashless exercise formula to purchase 360,268 ordinary shares at an exercise price of $4.00. Only a small number of Lind Warrants remain outstanding.

Dominion Equity Line of Credit

On March 28, 2023 (the “Effective Date”), we and Dominion Capital LLC and its affiliates (together, “Dominion”) entered into an Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company, may, but is not required to, issue up to $100,000,000 of the Company’s ordinary shares to Dominion over the course of 36 months from the Effective Date.

As consideration for Dominion’s purchase commitment, the Company issued to Dominion 100,000 (10,000 post the reverse splits) of its ordinary shares on the Effective Date (the “Commitment Shares”). The Commitment Shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Dominion has agreed not to sell or transfer the Commitment Shares for a period of six (6) months following the Effective Date. Dominion had previously claimed that it has advanced to the Company $2.5 million as an upfront commitment under the Purchase Agreement (the “ELOC Upfront Commitment”) upon closing of the Business Combination. Upon a draw-down of the equity line by the Company, 50% of such draw down must be used to first repay the ELOC Upfront Commitment. The Company never filed an F-1 to register this ELOC.

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

Dominion alleged that the Company was in default under the Secured Promissory Note due to its alleged failure to provide security to Dominion under the Secured Promissory Note. Dominion has demanded payment in full of the ELOC Upfront Commitment.

In February 2025, we reached a settlement agreement with Dominion for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore.

Convertible Notes

Upon the closing of the Business Combination, agreement the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,319 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,319 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full. The proceeds from the Convertible Notes Agreements were used to pay expenses in connection with the closing of the Business Combination agreement. The loan from AGP was neither paid nor converted.

AGP alleged that the Company was in default under the Convertible Notes Agreements, having failed to make the required payments thereunder, and the parties are in a commercial dispute. The Company has entered into a settlement with AGP with respect to the convertible note of the Company issued to AGP on February 28, 2023 (the “Original Note”). The Original Note has a principal amount of approximately $5.2 million and provides for interest at the rate of 6% per year and default interest at the rate of $18% per year. The Original Note provided for amortization payments commencing on June 1, 2023, with final maturity on March 1, 2024. The obligations under the Original Note are recorded in the Company’s balance sheet as of June 30, 2024 at approximately $5.7 million.

The Company and AGP entered into an amended and restated note dated as of November 22, 2024 (the “Amended Note”), which contemplates the AGP will convert $250,000 of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be in the amount of $320,000 and final conversion $230,000). Upon each conversion, one-seventh of the excess debt above $1.8 million will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If an aggregate amount of $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $4.00 floor. The floor price may be adjusted downward after three months if the market price falls below the floor price and does not subsequently increase above the floor price.

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

As of the date of this Annual Report, we made cash advances in an aggregate amount of $2.662 million to BST under the BST Loan Agreement.

On January 27, 2025, BST became our wholly owned subsidiary. As a result, the loan is now an intercompany balance. While the original repayment terms remain in place, the arrangement no longer affects our consolidated liquidity position in the same way as an external loan would.

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

As of the date of this Annual Report, all of the outstanding debt was paid in full.

Debt Arrangement with BST Creditors

As part of our ongoing efforts to strengthen our financial position and maintain operational stability, we have begun addressing BST’s outstanding financial obligations. We have initiated payments to financial creditors, including those associated with the BST debt, and are committed to settling these liabilities in a timely and responsible manner.

In parallel, we are actively engaging with our operational vendors to renegotiate payment terms. With several key vendors, we have already reached mutually agreed arrangements, including installment-based payment plans that allow us to manage cash flows more effectively while maintaining strong supplier relationships.

These actions reflect our proactive approach to liability management and working capital optimization. We believe that resolving these obligations and improving our payment terms will support the Company’s long-term sustainability, protect strategic partnerships, and enhance our overall liquidity position.

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

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. HUB qualifies as an “emerging growth company” under the JOBS Act.

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

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2024. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Recent Accounting Pronouncements

See Note 4 within HUB’s audited consolidated financial statements for the years ended December 31, 2024 and 2023 included in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of April 28, 2025:

Name	Age	Position
Executive Officers
Noah Hershcoviz	42	Chief Executive Officer and Director
Lior Davidsohn	45	Interim Chief Financial Officer
Nachman Geva	54	Chief Technology Officer
Tuvia Grossman	44	General Counsel and Chief Legal Officer
Shai Schiller	63	Head of Strategy
John Rogers	64	President of the Americas Region
Directors
Renah Persofsky (1)(2)(3)(4)	66	Chairperson of the Board
Ilan Flato (1)(2)(3)(4)	68	Director
Shlomo Bibas (1)(2)(4)	55	Director
Uzi Moskovich	61	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

(4)	Independent director under the rules of Nasdaq

Executive Officers

Noah Hershcoviz has served as HUB’s Chief Executive Officer since December 2023 and as a member of HUB’s board of directors since October 2023. Mr. Hershcoviz previously served as HUB’s Chief Strategy Officer from October 2023 to December 2023. Mr. Hershcoviz has served as a member of the board of BlackSwan Technologies since 2021 . Additionally, Mr. Hershcoviz has served as Managing General Partner of The 12.64 Fund since 2021 and as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory since 2017. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LL.B in law and a B.A. in accounting from Reichman University, Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

Shai Schiller has served as our Head of Strategy since October 2023. From 2021 until 2023, Mr. Schiller served as a General Partner at Jerusalem Venture Partners. In 2021, Mr. Schiller served as Vice President of Corporate Development and Worldwide Sales at Vdoo, a cybersecurity company later acquired by JFrog for $300 million. From 2018 until 2021, Mr. Schiller was a Partner at GMOS. Prior to that, from 2012 until 2018, Mr. Schiller served as CEO & Founder of WebIntPro (sold to Cognyte in 2018), a world leader in delivering knowledge management systems to government agencies, security and law enforcement organizations and financial institutions. From 2007 until 2012, Mr. Schiller was Active Chairman of the Board of Capital Nature VC, an investment group made up of a consortium of Israel's largest corporations, such as Ormat, Elbit, Rafael and Yashir Insurance. Mr. Schiller holds a B.Sc. degree in Computer Science and an M.B.A. degree from the University of Maryland.

John Rogers has served as President of the Americas Region of HUB since April 2025. Prior to joining HUB, in 2024 Mr. Rogers co-founded Goodland Advisors. Since 2015, Mr. Rogers has served on the Board of Directors of MV Transportation, where he currently serves as Vice Chair, and from 2017 to 2018, he served as interim Chief Executive Officer of MV Transportation. From 2006 to 2022, Mr. Rogers served as Founder and Chief Executive Officer of RL Leaders, a national security consulting enterprise. Mr. Rogers previously served as Chair of the Advisory Board of HUB Security from 2023 to 2024 and served on the Board of Directors of Vendini from 2016 to 2019. He currently serves as an advisor to Neuro Animation Inc. Mr. Rogers attended Illinois State University and the University of Iowa and was named an Adjunct Fellow by the Center for Strategic and International Studies.

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

Tuvia Grossman has served as our General Counsel and Chief Legal Officer since January 2025. Prior to joining HUB, Mr. Grossman served as the General Counsel and Chief Legal Officer of Pangea IT Ltd., a hi-tech company providing biometrically secured technology and big data solutions for the governmental sector, from 2014 to 2024. Prior to that, Mr. Grossman served as the Director of Legal & Business Affairs of Tahal Water Energy Ltd., from 2012 to 2014. Prior to that, Mr. Grossman served as a lawyer at ERM Law from 2010 to 2012, at Gornitzky & Co. from 2005 to 2010 and at the Supreme Court of Israel from 2004 to 2005. Mr. Grossman holds a J.D. degree in Law from Chicago - Kent University of Law in the US.

Directors

Renah Persofsky has served as a member of HUB’s Board of Directors since November 2024 and as Active Chairperson of HUB’s Board of Directors since March 2025. Ms. Persofsky has over 40 years of wide-ranging business experience. She served as the Chief Executive Officer of Strajectory Corp. from 2010 to November 2024 and served as an executive consultant of Canadian Imperial Bank of Commerce (NYSE: CM) from 2011 to 2021. Ms. Persofsky served as the Chairwoman of BookJane Inc. from October 2016 to December 2021; a director of Tilray Brands, Inc. (Nasdaq: TLRY) (f/k/a Aphria Inc.) since October 2017 and the Vice Chairwoman and Lead Director since October 2019; the Chairwoman of Green Gruff Inc. since July 2019; a director of Greenlane Holdings (Nasdaq: GNLN) since April 2022; and a director at Oceansix Future Paths Ltd. (TSXV: OSIX) (f/k/a K.B. Recycling Industries Ltd.) since April 2021. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire (OTCMKTS: CDNAF), Canada Post and Interac, and was an executive officer of the Bank of Montreal (NYSE: BMO). Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, and she also served as a special advisor to Canada’s Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto.

Ilan Flato has served as a member of HUB’s Board of Directors since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. Since 2011, Mr. Flato has been a member of the Israel Bar Association. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Israeli Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato has served as a director of Tower Semiconductor Ltd. since February 2009 and in Leumit Health Services since March 2025. Mr. Flato also served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Shlomo Bibas has served as a member of HUB’s Board of Directors since April 2025. Mr. Bibas has served as Senior Vice President Operations and Chief Technology Officer at the Woodbridge Group since August 2022. From 2018 to 2022, Mr. Bibas served as Senior Vice President and Global Chief Information Officer at Celestica Inc. From 2012 to 2018, he served as Senior Vice President Global Operations and Chief Information Officer at Apotex Inc. Prior to that, Mr. Bibas was a Partner at Accenture, where he led the Canadian High-Tech practice and held several international assignments. Mr. Bibas served as Independent Director of the Board of Aphria Inc. (now Tilray Brands, Inc.) from November 2018 to November 2020. Since 2007, Mr. Bibas has served on the boards of various private, public, for-profit and not-for-profit organizations, and currently serves as Vice Chairman of the Board of Cayuse Technologies LLP. Mr. Bibas holds a B.A.Sc. in Mechanical Engineering from the University of Toronto and an ICD.D designation from the Rotman School of Management and the Institute of Corporate Directors.

Uzi Moskovich has served as a member of our board of directors since June 2021 and as our Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as Chairman from April 2022 to February 2023. Mr. Moskowitz has served as the Chief Executive Officer of Interionet since March 2024. Mr. Moskovich served as Chief Executive Officer of Wave Guard Technologies Ltd. since February 2019 to January 2023. Mr. Moskovich served as the Vice President at Israel Aerospace Industries (IAI) from January 2017 to November 2018. Mr. Moskowitz has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) from 2020 to 2023 and 2017 to 2021, respectively. Mr. Moskowitz received his B.Sc. in Aeronautical Engineering from the Technion Israel Institute of Technology, his MBA from New York University and his M.Sc. in Strategic Studies from the US Army War College.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2024 was approximately $1,932,000.

For 2025, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $1,997,000. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2025.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)(3)	Variable compensation ($)	Equity-Based Compensation ($)(4)	Total ($)
Shai Schiller
Head of Strategy	217,534	70,000	335,203	622,737
Noah Hershcoviz
Chief Executive Officer and Director(6)	256,884	-	335,203	592,087
Osher Partok Rheinisch,
Former Chief Legal Officer(5)	359,693	-	517,717	877,410
Nachman Geva
Chief Technology Officer	273,362	-	-	273,362
Lior Davidsohn
Interim CFO	299,241			299,241

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)	All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2024.
(3)	Amounts reported in this column include the base salary and the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
(4)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a four-year period during the years 2024 – 2027 on account of the 2024 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.
(5)	Osher Partok Rheinisch resigned from her position as Chief Legal Officer on December 31, 2024. Tuvia Grossman was appointed as General Counsel and Chief Legal Officer on January 1, 2025.

At our annual general meeting of shareholders in 2023, our shareholder approved to modify the compensation payable to our directors and pay each of our directors the following compensation in respect of 2023 and onward, with the cash portion of the compensation to be paid promptly following the end of each calendar quarter (or at the termination of the director’s service in the event of the director’s termination prior thereto):

●	An annual fee of $50,000 for each member of the board of director or $130,000 for the chairman of the board of directors (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year);

●	An annual fee of $10,000 for each member of the audit committee (or $15,000 for the chair), $8,000 for each member of the compensation committee (or $12,000 for the chair), $6,000 for each member of the nominating, governance, compliance and sustainability committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a special committee that may be established by the board of directors from time to time (even if less than a full calendar year);

●	In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 25 meetings of the board of directors and its committees in a calendar year, equal to a pro rata amount of the annual board of director membership fee, based on the applicable number of meetings attended;

●	A grant of 2,000 RSUs to each director on the date of each annual general meeting of the Company, provided that we may defer the grant date if there are insufficient ordinary shares registered with the SEC on a Form S-8, until the date immediately following the filing of the applicable Form S-8. Each such grant of RSUs will vest in eight equal quarterly installments, subject to the continuing service of the grantee as a one of our directors. The vesting period of a director’s first grant of RSUs will commence from the date of such director’s initial appointment or election to the board of directors, and the vesting period of each future grant will commence on the date of the applicable annual general meeting; and

●	RSUs issued to U.S.-resident directors shall be classified as non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

Notwithstanding the foregoing, in light of the extraordinary efforts that our current directors expended in 2023 in dealing with our multiple challenges, at our annual general meeting of shareholders in 2023, our shareholder approved the grant of 5,000 RSUs to each of the current directors following the 2023 annual meeting, on a one-time basis. In addition, in light of the decline in the value of an RSU in the year prior to the 2024 annual meeting, the multiple challenges still facing the Company and the amount of time and effort expected to be required from its directors, our shareholders approved to change the equity-based compensation payable to the Company’s non-employee directors in 2025, as set forth below.

●	A grant of 15,000 RSUs to each member of the Board or 80,000 RSUs to the Chairman of the Board (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year); and

●	A grant of 10,000 RSUs to each member of a Board committee or 25,000 RSUs to the chair of the Audit Committee, the Compensation Committee and the N&G Committee (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and any Special Committee that may be established by the Board from time to time (even if less than a full calendar year).

Each such grant of RSUs will vest in eight equal quarterly instalments, subject to the continuing service of the grantee as a director of the Company. Vesting will commence on the date of the 2024 annual meeting with respect to directors appointed or already serving at such meeting and on the date of appointment for any directors appointed between annual meetings.

In addition, for 2025 and on, each non-employee director is entitled to an additional annual cash fee if such non-employee director participated in more than 15 (rather than 25) meetings of the Board and/or its Committees in a calendar year, equal to a pro rata amount of the annual Board membership fee, based on the applicable number of meetings attended.

Share Option Plans

2007 Employee Stock Option Plan

In 2007, HUB (ALD prior to its merger with HUB) adopted its 2007 Employee Stock Option Plan (the “2007 Plan”), as amended from time to time. The 2007 Plan provides for the grant of options to the employees, directors, office holders, service providers and consultants of HUB and its subsidiaries and affiliates.

Authorized Shares. As of December 31, 2024, there were no ordinary shares reserved and available for issuance under the 2007 Plan pursuant to previously granted options awards that remain outstanding. We no longer grant any awards under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

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

Authorized Shares. As of December 31, 2024, there were 55,324 ordinary shares reserved and available for issuance under the 2021 Plan. Following the adoption of the 2021 Plan, HUB ceased making grants under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

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

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares units (“RSUs”), restricted shares, share purchase rights and other share-based awards.

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

C. Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. See below under “—External directors”.

In March 2025, the Constitution, Law and Justice Committee of the Israeli Parliament approved the version of a proposed amendment to the Companies Law relating to public companies without a controlling shareholder, such as HUB. The Parliament is expected to vote on such amendment in the near future for the purpose of final enactment. If enacted, the amendment is expected to go into effect 12 months after its official publication. The proposed amendment would apply various corporate governance requirements that are believed to be better suited to companies with decentralized ownership structures.

Generally, the proposed amendment includes, among other things, lowering the threshold for the presumption of ‘control’ from 50% to 25% of the means of control of the company; changes to the composition of the board of directors (generally, the replacement of the requirement to appoint two “external directors” with the requirement to appoint a majority of “independent directors”); the nomination of candidates for the position of director on behalf of the board of directors by an independent nomination committee; the requirement to approve extraordinary transactions with “significant holders” (holding 10% or more of the voting rights in a company) by the audit committee and board of directors; the requirement to approve extraordinary transactions with directors, their relatives or entities controlled by them (even if not compensation related) by the audit committee, board of directors and shareholders (by a simple majority); and the requirement that the term of office of a director expire no later than the third annual general meeting (without preventing re-appointment for additional terms), provided that at any given time, the terms of at least half of the directors will expire at the next two annual general meetings. As a Nasdaq-listed company, we are already subject to some of these requirements, such as a majority of independent directors and a nominating committee.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Ilan Flato and Noah Hershcoviz, and their terms will expire at the annual general meeting of shareholders to be held in 2026;

●	the Class II directors are Uzi Moskovich and his term will expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Shlomo Bibas and Renah Persofsky, and their terms will expire at our annual meeting of shareholders to be held in 2025.

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

At present, the Board of Directors has chosen to separate the two roles of Chief Executive Officer and Chairperson of the Board of Directors, as our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Renah Persofsky serves as non-executive Active Chairperson of the Board of Directors.

Nevertheless, the Board of Directors recognizes that it is important to retain the organizational flexibility to determine whether the roles of the Chairperson of the Board of Directors and Chief Executive Officer should be separated or combined in one individual. The Board of Directors periodically evaluates whether the board leadership structure should be changed in light of specific circumstances applicable to us.

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

Our audit committee consists of Ilan Flato, Renah Persofsky and Shlomo Bibas. Ilan Flato serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of Ilan Flato and Renah Persofsky is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Our compensation committee consists of Renah Persofsky, Shlomo Bibas and Ilan Flato. Shlomo Bibas serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Our amended compensation policy, as approved by our shareholders in November 2023, is filed as an exhibit to our Annual Report filed on August 16, 2024, and amended on October 22, 2024.

Nominating and Governance Committee

Our nominating and governance committee consists of Ilan Flato and Renah Persofsky. Renah Persofsky serves as chairperson of the nominating, governance, compliance and sustainability. Our board of directors has adopted a nominating, governance, compliance and sustainability committee charter setting forth the responsibilities of the committee, which include:

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

D. Employees

As of December 31, 2024, we had employees or full-time employee equivalents across 3 offices in 2 countries, with employees or full-time employee.

Our total number of employees and full-time employee equivalents is, 322 as of December 31, 2024, worldwide, which includes the employees of all of HUB’s wholly-owned subsidiaries. As of December 31, 2024, HUB had 41 employees. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the HUB Cyber Security Ltd. Policy for Recovery of Erroneously Awarded Compensation during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 28, 2025 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of April 28, 2025. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

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

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
5% or Greater Shareholders
None
Directors and Executive Officers of HUB:
Noah Hershcoviz (1)	299,881	2.98%
Lior Davidsohn	–	–
Tuvia Grossman (2)	5,833	*
Nachman Geva (3)	6,667	–
Shlomo Bibas (4)	-	*
Renah Persosfky (5)	26,250	–
Ilan Flato (6)	20,000	*
Uzi Moskovich (7)	26,193	*
Shai Schiller (8)	4,167
All executive officers and directors as a group (9 individuals)	393,158	3.91%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 10,000 ordinary shares that were issued upon the settlement of restricted share units, (ii) 119,335 ordinary shares, 12,000 of which are being held in escrow until January 27, 2026 to secure certain indemnification obligations, which were issued upon the closing of the BST Merger to Stok Kangi Ltd., a company wholly-owned by Mr. Hershcoviz, and are restricted from transfer for a period of at least six-months from January 27, 2025, and (iii) 170,546 ordinary shares, 35,932 of which are being held in escrow until January 27, 2026 to secure certain indemnification obligations, which were issued upon the closing of the BST Merger to The 12.64 Fund and are restricted from transfer for a period of at least six-months from January 27, 2025, of which Mr. Hershcoviz is Managing General Partner. Does not include (i) pre-funded warrants to purchase 186,783 ordinary shares, issued upon the closing of the BST Merger to The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner (ii) 10,000 restricted share units that vest in 14 equal three-month instalments over 3.5 years from November 21, 2024, subject to the payment in full by the Company of mandatory employee pension and severance contributions and manager’s insurance and directors’ fees (“Milestone A”) and the Control Limitation, (iii) 30,000 performance share units that vest in 14 equal three-month instalments over 3.5 years from November 21, 2024, subject to three equal instalments if and when the Company’s volume weighted average price (VWAP) per share during any period of 30 consecutive trading days multiplied by the number of ordinary shares outstanding (the “Market Value”) reaches $50 million, $75 million and $100 million, respectively, by May 21, 2027, and further subject to Milestone A and the Control Limitation and (iv) 560,000 restricted shares, the grant of which is subject to Milestone A and the Control Limitation, that vest as follows:
	(1)	190,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from November 21, 2024;
	(2)	170,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from November 21, 2024 and are subject to three equal instalments if and when the Company’s Market Value reaches $50 million, $75 million and $100 million, respectively;

(3) 100,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from the closing of the BST Merger, which occurred on January 27, 2025; and
(4) 100,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from the closing of one or more investments in the Company after November 21, 2024 in the aggregate amount of at least $85 million.
The exercise of the pre-funded warrants is limited to the extent that such exercise would cause the beneficial ownership of holder thereof to exceed 4.99% of the Company’s outstanding shares. In addition, the ordinary shares issuable upon the issuable upon the exercise of the pre-funded warrants issued to The 12.64 Fund upon the closing of the BST Merger to The 12.64 Fund are restricted from transfer for a period of at least six-months from January 27, 2025. Mr. Hershcoviz disclaims beneficial ownership of the ordinary shares and warrants held by The 12.64 Fund except to the extent of his pecuniary interest therein. The foregoing restricted shares will be issued pursuant to the Company’s 2021 Plan, but not before a registration statement on Form S-8 covering the issuance of such shares is filed with the SEC.
No shares will be granted to the extent that Mr. Hershcoviz’s beneficial ownership, directly or indirectly, alone or together with any related party (spouse, parent, sibling, descendant, etc.), would exceed 9.9% of the Company’s control rights on an outstanding or fully diluted basis, such that he would be deemed a “controlling shareholder” as defined in Section 32(9) of the Israeli Income Tax Ordinance, including compliance with the tests established by the Israeli Tax Authority for determining “control” for the purposes of Section 102 of the Ordinance) (the “Control Limitation”), provided, however, that the vesting of any such shares will commence retroactively from the date of his eligibility therefor.
(2)	Consists of 5,833 restricted share units. Does not include 29,167 restricted share units which have been granted but have not vested and will not vest within 60 days of this annual report.
(3)	Consists of 6,667 restricted share units. Does not include 33,333 restricted share units which have been granted but have not vested and will not vest within 60 days of this annual report.
(4)	Does not include 50,000 restricted share units which have been granted but have not vested.
(5)	Consists of 26,250 restricted share units. Does not include 123,750 restricted share units which have been granted but have not vested and will not vest within 60 days of this annual report.
(6)	Consists of 20,000 restricted share units. Does not include 45,000 restricted share units, which have been granted but have not yet vested and will not vest within 60 days of this annual report.
(7)	Consists of 1,318 ordinary shares and 24,875 restricted share units. Does not include 35,125 restricted share units, which have been granted but have not vested and will not vest within 60 days of this annual report.

(8)	Consists of 4,167 restricted share units. Does not include 20,833 restricted share units which have been granted but have not vested and will not vest within 60 days of this annual report.
(9)	Consists of 4,167 restricted share units. Does not include 20,833 restricted share units which have been granted but have not vested and will not vest within 60 days of this annual report.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 28, 2025, there were 32 registered holders of our ordinary shares, (one of which, Cede & Co., is a United States registered holder, holding approximately 6,213,376 shares (which represents 60.81% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2024 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of appointment

Our board of directors currently consists of five directors. Pursuant to our articles of association as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors. All rights to appoint directors and observers terminated upon the closing of the Business Combination.

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

Options and restricted share units. Since our founding, we have granted options to purchase ordinary shares to our executive officers and directors. Additionally, since August 2021, we have granted restricted share units and restricted shares to our executive officers and directors.

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

Agreements with Blackswan and A-Labs. We have entered into agreements with certain third parties with whom Noah Hershcoviz, our Chief Executive Officer and director, is an affiliate. Specifically, we entered into the BST Merger Agreement with BST, a company in which Mr. Hershcoviz serves as a director and in which a company wholly-owned by Mr. Hershcoviz held shares, with an effective date of January 15, 2025. In addition, Mr. Hershcoviz serves as Managing General Partner of The 12.64 Fund, which was a significant shareholder of BST. See Item 5B. “Liquidity and Capital Resources—Financings” and Item 4A. “History and Development of the Company—Recent Developments.”

Additionally, on January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), a company in which Mr. Hershcoviz served as Managing Partner, Head of Investing Banking, as further described in Item 5B. “Liquidity and Capital Resources—Financings.” In addition, we paid A-Labs the sum of $4.2 million between July 2021 and March 2023 as consulting fees under a financial advisory services agreement entered into July 2021 (the “A-Labs Agreement”) and we issued to A-Labs warrants to purchase the 407,692 of our ordinary shares. Additionally, in March 2023, a total of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $100 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to us to purchase $20 million of our ordinary shares in the PIPE Financing. In December 2022, we amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the financial advisory services agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 4.81 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs. In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans, we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts. The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice. In August 2023, we received from A-Labs a waiver of the retainer fees for the services. Nevertheless, as of the date of this Annual Report, there remains unpaid fees of $3,298,000 under the A-Labs Agreement.

Private Placement with Chairman. In January 2023, we entered into an agreement with our former Chairman of our Board of Directors, Kasbian Nuriel Chirich, prior to when he became the Chairman of our Board of Directors in February 2023, for the purchase and sale of 5,000 ordinary shares in consideration for $100,000. As of the date of this Annual Report, we have not issued such 5,000 ordinary shares.

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

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the mediation attempt did not yield a settlement. On September 3, 2024 the parties notified the court that the mediation attempt failed. The plaintiffs filed their summaries on October 1, 2024 and the defendants filed their summaries on February 19, 2025. The next hearing is set for May 18, 2025.

3.

Request for disclosure of documents according to Section 198A of the Companies Law – On February 8, 2023, Mr. Yuval Lev (the “Lev”) filed a motion for Discovery according to section 198a of the Companies Law, 1999 (as a preliminary proceeding prior to submitting a Motion to Certify a Claim as a Derivative Action) against the in the Tel Aviv-Jaffa District Court (the “Court”). On April 4, 2023, Lev filed an amended motion for discovery (the discovery motion, as amended, “Lev Discovery Motion”). The Lev Discovery Motion focused on the claim regarding the release of the Clover Fund (“Clover”) from the PIPE investment, in light of the Company’s report on this matter, dated February 2, 2023.

The Lev Discovery Motion asserted several claims: the unclarified release of Clover from the PIPE investment; claims regarding the investing entity A-Labs as “questionable”; the fact that the PIPE funds have not been disbursed to the Company; an alleged lawsuit (C.A 48585-03-23) that had been filed by Qpoint Technologies Ltd. against the Company. The Lev Discovery Motion includes Lev’s demand to disclose many documents including - all agreements between the Company and the PIPE investors; a breakdown of all the commission recipients who benefit from the investment (the amount of 50 million US dollars), including all the agreements between A-Labs and the investors or the Company; minutes of the Company’s board of directors meetings and the Company’s management; the correspondences and all draft commitments exchanged between the Company and investors; Clover ’s request to be released from its obligation to invest in the Company a total of 10 million US dollars; minutes of the Company’s board of directors meetings in which the subject of Clover’s release from its obligation was discussed; A-Labs’ commitment dated February 2, 2023, in which it assumed Clover’s obligations; details of the guarantees that A-Labs provided in relation to the original investment, as well as the guarantees provided by the other investors; A-Labs’ announcement from February 28, 2023 or shortly before that, that it or the other investing companies are not expected to meet their obligations; minutes of the Company’s board of directors meetings in which the subject of the measures to be taken to enforce the obligations was discussed; the engagement agreement between the company and A-Labs in its capacity as an investment banker and/or broker of the investment obligations in the Company, as well as a breakdown of all amounts paid by the respondent to A-Labs; and details of all the grants received by the officers and/or stakeholders of the company regarding the company’s merger with the SPAC and other relevant documents.

According to the claims raised in the Lev Discovery Motion, the Company’s alleged actions demonstrate a violation of the obligations of care and trust imposed of the officers and the directors of the Company in accordance with the Companies Law, 1999, as well as an alleged basis for pursuing legal action against third parties.

On April 10, 2024, the Company filed its Response to the Lev Discovery Motion. As part as of the response, the company also requested the filing of a confidential appendix (the “motion”); It was determined by the Court that temporary confidentiality would be maintained, and that Lev would file his response to the motion and also to the Company response by September 8, 2024. On May 8, 2024, the parties submitted a joint motion to postpone the hearing date and extend the deadline for submitting responses by Lev until June 20, 2024. The Court granted the motion on the same day and postponed the scheduled hearing to November 7, 2024, at 9:00 AM. On May 20, 2024, by Lev submitted a motion to extend the deadline for submitting his responses by 30 days. The Court granted the motion. On June 24, 2024, Dominion Capital LLC (“Dominion”) (a third party not related to the proceedings) filed a motion to review the Court file. On July 8, 2024, the Company submitted it response (opposition) to the motion for review. On July 18, 2024, Dominion filed a response to the company’s response regarding the motion to review the Court file.

On July 18, 2024, the Court issued its decision on the motion for review and presented a proposal whereby the review would be allowed at the Court’s registry and not through the Court’s online system. This access would only apply to documents in the file as of the date of this decision, and not to future pleadings or decisions (for which Dominion would need to submit a separate motion). The Company was asked to inform whether they agree to the Court’s proposal. On July 21, 2024, the Company notified that it agreed to the Court’s proposal. On August 21, 2024, Lev in the proceedings submitted a response to the motion to submit a confidential appendix. On that day, the Court issued a decision proposing the Company not pursue the motion regarding the appendix. On September 22, 2024, the Company notified that it would not pursue it the motion. On the same day, the Court ruled that a copy of the appendix should be submitted to the file by September 25, 2024, and that the costs related to the motion for confidentiality would be considered when determining costs at the conclusion of the proceedings. On September 25, 2024, the respondent submitted the confidential appendix to the Court’s online file.

On July 7, 2024, Mr. Dahan Ori (“Dahan”) filed a motion for Discovery according to section 198a of the Companies Law, 1999 (as a preliminary proceeding prior to submitting a Motion to Certify a Claim as a Derivative Action) (the “Dahan Discovery Motion”) against the Company in the Court. The Dahan Discovery Motion largely overlaps with the Lev Motion to Discovery. On September 25, 2024, Lev filed a motion to dismiss the Dahan Discovery Motion filed by Dahan, arguing that it was filed too late and should therefore be dismissed outright. On November 3, 2024, Dahan, filed his objection to the motion filed by Lev, stating that he believes his Discovery motion is more comprehensive and should therefore be heard. The Court has ruled that the issue of dismissal will be discussed at the hearing scheduled for November 7, 2024.

On November 7, 2024, during the first pre-trial hearing in the Lev discovery motion, the Court recommended that Lev and Dahan engage in discussions to explore the possibility of drafting a unified discovery motion. It was agreed that Lev and Dahan would submit their position on this matter by December 5, 2024. It has been determined that instructions regarding the further conduct of the proceedings will be given only after Lev and Dahan submit their position. Following the request of Lev and Dahan, the deadline was extended until December 23, 2024.

On December 1, 2024, the petitioner in the Maj’haj case filed a motion for access the Court file (at this paragraph: “the petitioner” and “the motion”). On this date, the Court issued its decision, stating that it should be assumed that the respondent will not object to the motion, given that the respondent did not oppose another motion filed in the same matter. The Court further indicated that if the respondent has any objection, it must be filed by December 10, 2024. The same applies to the petitioner in this procedure. On December 10, 2024, the respondent filled her response to the motion. On the same day, the Court issued a decision allowing access to the Court file. On December 11, 2024, the petitioner sought a permission to fille a response to the respondent’s response to the motion. On the same day, the Court denied the request, ruling that a decision had already been made allowing the access the Court file and that there is no vested right to fille a response to the respondent’s response.

On December 26, 2024, the Applicant filed an update notice, in which he informed the Court that the Applicants were unable to reach a consent between themselves regarding the possibility to file an amendment motion. Therefore, the Court is requested to rule on the motion to dismiss the subsequent motion filed by Dahan. The Court has not yet issued its decision on the matter.

4.

A similar motion for disclosure of documents according to Section 198A of the Companies Law was filed on July 7, 2024, by Mr. Dahan Ori (“Dahan”) under Section 198A of the Companies Law (the “Dahan Discovery Motion”) against the Company in the District Court in Tel Aviv in connection with a claim concerning the Company’s release of Clover from its obligation to participate in the PIPE Financing. On July 8, 2024, the Court ruled that due to the similarities to the Lev motion detailed above, Dahan should discuss his position with Lev and report back to the Court. On July 28, 2024, the Court ruled that Dahan should provide to the Court further details regarding its attempt to receive information from Lev, and stated that it is likely that the Court would instruct both petitioners to share the details of their motions with each other.  Dahan and Lev discussed the matter and Lev matter was of the opinion that the Dahan Discovery Motion should be withdrawn due to its similarities with the Lev Discovery Motion, and on August 25, 2024, the Petitioner informed the court of his disagreement with that position, and claimed that the new Discovery Motion should not be deleted. The petitioner in the Lev Discovery Petitioned on September 25, 2024 for the Discovery Motion in the Dahan matter to be dismissed. On November 3, 2024, the Dahan, filed his objection to the motion filed by Lev, stating that he believes his Discovery motion is more comprehensive and should therefore be heard. The court has ruled that the issue of dismissal will be discussed at the hearing scheduled for November 7, 2024.

On November 7, 2024, during the first pre-trial hearing in the Lev Discovery Motion, the court recommended that the Applicants engage in discussions to explore the possibility of drafting a unified discovery motion. It was agreed that Lev and Dahan would submit their position on this matter by December 5, 2024. Following the request of Lev and Dahan, the deadline was been extended until December 26, 2024.

On December 26, 2024, Dahan filed an update notice, in which he informed the court that the Lev and Dahan were unable to reach an agreement between themselves regarding the possibility to file an amended motion. Therefore, the court was requested to rule on the motion to dismiss the subsequent motion filed by Dahan. The court has not yet issued its decision on the matter.

5.	PIPE Financing Litigation – On March 6, 2023, Mr. Maj’haj Avner (“Maj’haj”) filed a class action certification motion (the “Motion to Certify”) against the Company and eight additional respondents in the District Court in Tel Aviv, alleging that the Company’s public announcement that it received irrevocable investment commitments as part of the PIPE Financing was false. Maj’haj seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. Maj’haj claims personal damages in the amount of NIS 50,752, while the claim for the alleged damage for the members of the affected group was valued at a total of more than NIS 2.5 million. The Motion to Certify also asserts that the Company’s alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, a violation of disclosure obligations under the Israeli Securities Law, and a violation of other statutory duties. On January 30, 2024, eight respondents filed a motion to dismiss outright the Motion to Certify (the “Motion to Dismiss”) as well as a motion to extend the deadline for filing the Company’s response to the Motion to Certify. The court ultimately rejected the Motion to Dismiss at a hearing on March 24, 2024. On June 2, 2024, eight respondents filed their response to the Motion to Certify in which they requested that the confidentiality of certain items of its response be maintained which request was subsequently granted by the court. On July 2, 2024, Maj’haj responded to the response filed by the eight respondents and on July 9, 2024, sent the eight respondents a demand for disclosure of documents (the “Disclosure Request”). At a hearing held on July 10, 2024, the court recommended that three respondents be removed from the Motion to Certify and Maj’haj waive all cause of action that do not relate to the Securities Law which recommendations Maj’haj subsequently adopted. At the same hearing, the court ordered five of the respondents to respond to the Disclosure Request by August 11, 2024 and that if Maj’haj does not receive a satisfactory response to the Disclosure Request by such date, Maj’haj should submit to the court a motion for discovery of documents by September 1, 2024, to which the respondents would be required to respond by September 30, 2024. The Company was also instructed to inform the court by September 23, 2024, if it still stands by its motion regarding confidentiality. A preliminary hearing was set for November 4, 2024. On December 2, 2024, Maj’haj filed a motion to summon additional witnesses. As part of this motion, Maj’haj asked the court to summon several additional witnesses, including the PIPE investors, the remaining respondents in the Motion to Certify, and other individuals associated with the Company. On the same day, the court issued its decision, instructing the respondent to file a response to the motion by January 5, 2025.

On December 29, 2024, Maj’haj filed a motion to remove the confidentiality protection from several documents provided to him by the company. On January 5, 2025, the court denied Maj’haj’s motion to remove confidentiality of the documents that were transferred, without requiring a response from the respondents.

On January 5, 2025, the respondents filed their response to the motion to summon additional witnesses. On January 15, 2025, Maj’haj filed his reply to the respondents’ response on this matter. The court has yet to issue its decision regarding this matter.

On March 31, 2025, the court issued a decision regarding the request to summon additional witnesses. The court approved the summoning of three witnesses. The court allowed the possibility of submitting an affidavit by one of the witnesses. On March 27, 2025, the Respondents informed the court that they wish to submit an affidavit on behalf of one of the witnesses. On the same day, the court issued a decision stating that the affidavit submitted by May 4, 2025. The date was extended to May 29, 2025.

On April 6, 2025, a decision was issued by the court stating that, due to the court's constraints, the previously scheduled evidentiary hearings in this case must be postponed to another date. Alternative evidentiary hearings were scheduled for October 20–21, 2025.

On April 7, 2025, a request to review the case was submitted by Yuval Lev (the Applicant in Lev case). On the same day, the court issued a decision requiring the parties to respond to this request by April 27, 2025 (the date was postponed to May 7, 2025. On April 10, 2025, a response was submitted on behalf of the petitioner in this case, stating that he agrees to the request for case review.

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

Effective February 19, 2025, the Company and Oppenheimer agreed to settle the claim for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000), and the claim was dismissed on February 21, 2025.

As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 18, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $15.00 and the Nasdaq floor price.

In the event Claymore defaults on its payment obligations, the principal amount of the note will be reduced by twice the amount of such payment. The Company also undertook to grant Claymore liens to secure the Company’s repayment obligations under the note, following the repayment of note issued to J.J. Astor & Co. on December 30, 2024 and the Company’s receipt of the consent of the applicable senior lien holders.

7.	Dominion Capital Suit and Insolvency Petition - In December 2023, Dominion Capital LLC, a sponsor of the SPAC, Mount Rainier Acquisition Corp., sued the Company in a New York State Court alleging that the Company failed to repay $2.5 million that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserted that it was entitled to damages in the amount of the loan principal plus interest and attorneys’ fees and was awarded summary judgment.

On April 10, 2024, Dominion, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. A response by the Company objecting to the petition was filed by the Company on May 26, 2024 and a response to the response was filed by Dominion on June 13, 2024. The preliminary hearing was set for October 7, 2024.

On February 20, 2025, the Company and Dominion agreed to settle the claims for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. Dominion agreed that, upon receipt of the first installment payment, it will file a motion to stay the Israeli insolvency proceedings, and upon receipt of the second installment payment, it will file a motion to cancel the Israeli insolvency proceedings. The Israeli insolvency proceedings were eventually dismissed on March 7, 2025.

As part of the settlement arrangement, Claymore Capital Pty Ltd. (“Claymore”) agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $15.00 and the Nasdaq floor price.

In the event Claymore defaults on its installment payment obligations to Dominion, the principal amount of the note will be reduced by 1.667 times the amount of such installment. The Company also undertook to grant Claymore liens on the Company’s shares in BlackSwan Technologies, Inc. and on incoming revenues of the Company in the amount of $6 million in the event that an insolvency event occurs prior to August 20, 2025 or if Nasdaq does not grant the Company the opportunity to come into compliance with its listing conditions by no earlier March 31, 2025.

8.	Y.H Lahav Financial Advisors - On June 4, 2024, Y.H. Lahav Financial and Strategic Consulting Ltd.(“Lahav”) filed claims with the Tel Aviv District Court against Blackswan Technologies, Inc. and Cognitive Systems Ltd., subsidiaries of the Company, alleging breaches of a loan agreement and seeking damages totaling approximately $2 million. A statement of defense was submitted on December 15, 2024. On April 21, 2025 and April 24, 2025, Lahav requested permission from the court to update its statement of defense to add the Company as a party to the proceeding and request an order for provision of accounts. On April 24, 2025, the court ordered the defendants to respond to the request.

9.	Meitar law firm – The Meitar Liquornik Geva Leshem Tal law firm (“Meitar”) filed a claim against the Company on August 29, 2024, claiming an unpaid legal retainer of NIS 562,960. Meitar was awarded by the court with the amount requested in the claim on December 18, 2024. The Company is currently negotiating a payment plan with Meitar.

10.	Tufin - A claim was filed to the Tel Aviv Magistrates Court by Tufin Software Technologies Ltd. (“Tufin”), against Comsec Ltd, (a subsidiary of the Company) and against the Company claiming an unpaid debt of NIS 1,891,799. While the parties were still in discussions to try and reach a settlement, on September 4, 2024 Tufin filed a motion to receive a judgement due to the fact that the respondents did not submit their defense in the claim. As Tufin was ultimately one of the creditors included in the Comsec debt settlement, the claim is expected to eventually be dismissed. Tufin’s CFO also confirmed in writing that as long as Comsec meets the terms of the debt settlement, Tufin will not take any further actions to advance this claim.

11	Former Service Provider Insolvency claim - On August 15, 2024, a former service provider of the Company submitted to the Tel Aviv District Court a petition to declare the Company insolvent due to an unpaid debt of NIS 70,000. On September 4, 2024, the claim was settled.

12	Bulwarx Ltd. – On September 3, 2024, Bulwarx Ltd. filed a claim against the Company claiming an unpaid debt of NIS 163,370 for services granted to the Company. On September 22, 2024 the claim was settled.

13	The Phoenix Insurance Company Ltd Vs. Comsec Ltd. – On October 27, 2024 a claim was filed against Comsec Ltd. for missing social benefits payment to Comsec employees insured by the Phoenix Insurance Company Ltd, in the amount of NIS 145,922. The amounts of the claims were paid and the claim is expected to be dismissed. A separate claim was filed by one of the employees on February 11, 2025 in the amount of 25,443 NIS. As that amount was also paid, this claim is expected to be dismissed.

14	The Phoenix Insurance Company Ltd. vs. Hub TLV – On February 20, 2025 a claim was filed against Hub TLV for missing social benefits payment to the company’s employees insured by the Phoenix Insurance Company Ltd, in the amount of NIS 165,496. As those amounts were paid, this claim is expected to be dismissed.

15.	Class Action Suit –

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

16.	Employee Claims - Two of the Company’s former US employees filed claims in the cumulative amount of approximately $350,000 in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. The claims have since been settled.

Additionally, a few former Israeli employees filed a claim in the Tel Aviv Labor Court:

(a)	A former employee filed a claim against Comsec Ltd. (a subsidiary of the Company) in the amount of NIS 846,716 alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024 and Comsec submitted an affidavit by September 15, 2024. On February 23, 2025, the case was settled for NIS 50,000.

(b)	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 271,593. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. On November 8, 2024, the case was settled for an amount of NIS 101,500.

(c)

An additional former employee filed a claim on July 23, 2024 with regards to alleged missing pension and social benefits payments, in the aggregated amount of NIS 17,443. The case was settled on September 9, 2024 for NIS 20,687.

Following the finding of the Special Committee, the Company has also filed a claim against two former employees:

(a)

On June 1, 2023, the Company filed a claim against its former Chief of Staff and VP HR and wife of the Company’s former CEO, in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. In January 2024 a preliminary hearing was held during which, the parties agreed that a consent judgment would be given stating that the amounts accumulated in the former employee’s name in the provident funds will not be released to either of the parties or to any third party until a final judgment is rendered in the Company’s claim against the former employee. A judgment was issued in accordance with the parties’ agreements as stated. On February 26, 2024, the Company filed a new claim against the former employee for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On June 26, 2024, the former employee filed her statement of defense. On July 21, 2024, the former employee filed a counterclaim in the amount of NIS 1,268,481. The former employee alleges that this amount is owed to her due to an unlawful termination process carried out against her, which was accompanied by rude behavior, disrespect, and humiliation. In all, the former employee  demands the following payments and compensation from the Company: (i) release of severance pay funds accumulated in her favor, (ii) completion of severance pay in the amount of NIS 30,008, (iii) compensation for delayed severance pay, (iv) six months’ advance notice pay amounting to NIS 460,590, (v) compensation for gender discrimination and damage to reputation and good name in the amount of six salaries amounting to NIS 460,590, (vi) compensation for dismissal in bad faith, arbitrarily and without a hearing, and workplace bullying in the amount of NIS 230,295, (vii) an annual bonus of NIS 76,765, and (viii) reimbursement of expenses for a business trip abroad on behalf of Hub amounting to at least NIS 10,233. On November 7, 2024, the Company filed its statement of defense.

The next hearing in the claim is scheduled for September 8, 2025.

(b)	On November 11, 2023, the Company filed a claim against its former CEO in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the court to consolidate the Company’s claim against its former CEO and claim against his wife, the Company’s former Chief of Staff and VP HR described above. Both former employees submitted their response to such request and on June 26, 2024, the court decided that both claims will be handled by a panel of the court but it did not yet decide whether to consolidate the claims. On August 4, 2024, Hub submitted a request to complete the discovery and inspection proceedings by October 15, 2024. On February 16, 2025, the former CEO filed a discovery affidavit and the Company must file its affidavits in response on May 14, 2025. On September 8, 2025, an evidentiary hearing is scheduled to be held.

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

BST Merger Agreement

On January 27, 2025, HUB acquired BST as a wholly-owned subsidiary. As a result of the acquisition, HUB issued to BST equityholders 2,965,366 ordinary shares and pre-funded warrants to purchase 664,373 ordinary shares of HUB. 364,972 of the shares issued to the BST equityholders are to be held in escrow for a period of 12 months following the closing date to secure certain indemnification obligations. Following the issuance, HUB had 69,675,768 ordinary shares outstanding, with the ordinary shares issued as a result of the acquisition constituting approximately 42.56% of HUB’s outstanding ordinary shares and approximately 29.91% of HUB’s share capital on a fully-diluted basis (after giving effect to additional shares issuable pursuant to adjustment mechanisms under existing securities but excluding existing warrants that are significantly out-of-the-money, unvested equity grants, and convertible notes that are expected to be repaid and not converted). The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates hold more than 4.99% of the Company’s outstanding ordinary shares. The ordinary shares issued in the transaction are also subject to transfer restrictions.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2025, not including surtax), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

We believe we were not a PFIC in 2024. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. However, there can be no assurances in this regard, nor can there be any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

During 2024, the value of the U.S. dollar strengthened against the ILS by approximately 0.72%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. Our disclosure and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses in internal control over financial reporting.

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

Material weaknesses in internal control over financial reporting

In connection with the Internal Investigation described in this Annual Report and the audit of our consolidated financial statements included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. We continued to identify material weaknesses in our internal control over financial reporting as of December 21, 2023.

These included: (i) lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions; (ii) the fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively; (iii) deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end; (iv) insufficient oversight of certain signatory rights relating to our financial accounts; (v) ineffective design and implementation of Information Technology General Controls (“ITGC”) including improperly designed controls pertaining to change management and user access rights over systems that are critical to the Company’s system of financial reporting; and (v) incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

During the fourth quarter of 2024, we undertook certain corrective action in order to address and remediate these material weaknesses including (i) the recruitment of additional financial personnel in our finance department with an appropriate level of knowledge and experience; (ii) the establishment of risk and control matrices and implemented controls over material business processes; (iii) the design of operation of procedures related to timely closing of financial books, including the assignment of clear responsibilities, deadlines and appropriate segregation of duties; (iv) the formalization of signatory rights; and (v) establishment of controls over the change management process and permissions to the financial system. However, since the implementation of these controls only commenced in the fourth quarter of 2024, these controls were not in place a sufficient period of time to allow management to conclude they were operating effectively throughout a significant portion of the year. Accordingly, management concluded that internal control over financial reporting was not effective as of December 31, 2024 due to these material weaknesses. We intend to continue take steps to remediate the material weaknesses described above and further continue re-assessing the design of controls, the testing of controls and modifying processes designed to improve our internal control over financial reporting. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters it identifies or are brought to our attention. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. The implementation of our remediation will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting.

We cannot assure you that the measures we have been taking or that we take in the future will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in another material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Ilan Flato and Renah Persofsky is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Item 16C. Principal Accounting Fees and Services

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	2024	2023
	(in thousands)
Audit Fees	$1,100	$1,100
Audit Related Fees	450	200
Tax Fees	200	100
Total	1,750	1,400

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the years ended December 31, 2024 and December 31, 2023 relate to the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

We rely on this “foreign private issuer exemption” with respect to the following:

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

●	Quorum requirement for shareholder meetings. Under Nasdaq corporate governance rules, a quorum would require the presence, in person or by proxy, of holders of at least 33.3% of the total issued outstanding voting power of our shares at each general meeting of shareholders. Pursuant to the Articles and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy who hold or represent at least 33.3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors or the chief executive officer concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required (provided that, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee in certain circumstances), (ii) material private placements of shares, which require shareholder approval under the conditions described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Private Placements under Israeli Law,” (iii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law,” and (iv) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

Our cybersecurity management team, including our CEO, Interim Chief Financial Officer, VP Information Technology, Chief Technology Officer (CTO and acting Chief Information Security Officer – CISO) and General Counsel and Chief Legal Officer, are responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. By the nature of our business, our management team gained expertise in cybersecurity, each member bringing years of experience and strategic leadership in cyber security. Our CTO and acting CISO, who holds a B.S. in Computer Science, and has over 25 years of experience, actively participates in formal courses and conferences to stay current with evolving threats.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or Annual Report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.	6-K	001-41634	99.2	December 13, 2023

1.2	Memorandum of Association of HUB Cyber Security Ltd.	20-F	001-41634	1.2	August 16, 2024

2.1	Description of Securities.					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-267035	10.11	November 17, 2022

4.2††	Compensation Policy for Directors and Officers.	6-K	001-41634	Annex A to Exhibit 99.1	October 5, 2023

4.3††	Specimen Ordinary Share Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.7	November 17, 2022

4.4††	2007 Employee Stock Option Plan, as amended					*

4.5††	2021 Employee Stock Option Plan, as amended					*

4.6	Sponsor Support Agreement, dated as of March 23, 2022, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and initial stockholders of Mount Rainier Acquisition Corp.	F-4	333-267035	10.4	August 24, 2022

4.7	Form of Amended and Restated Warrant Agreement, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent.	F-4	333-267035	4.9	August 24, 2022

4.8	Registration Rights Agreement, dated March 23, 2022, by and among HUB Cyber Security (Israel) Ltd., certain security holders of HUB Cyber Security (Israel) Ltd. and certain security holders of Mount Rainier Acquisition Corp.	F-4	333-267035	4.10	August 24, 2022

4.9	Form of Amended and Restated Convertible Note dated November 22, 2024					*

4.10	Form of Registration Rights Agreement dated February 28, 2023	20-F	001-41634	4.10	August 15, 2023

4.11	Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.11	August 15, 2023

4.12	First Amendment to Senior Secured Demand Promissory Note dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.12	August 15, 2023

4.13	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. and Dominion Capital LLC	6-K	001-41634	99.1	March 30, 2023

4.14	Securities Purchase Agreement, dated May 4, 2023 by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC	6-K	001-41634	99.1	May 8, 2023

4.15	Form of Convertible Promissory Note	6-K	001-41634	99.2	May 8, 2023

4.16	Form of Warrant	6-K	001-41634	99.3	May 8, 2023

4.17	First Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated August 24, 2023.	6-K	001-41634	99.1	August 25, 2023

4.18	Second Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated November 28, 2023.	6-K	001-41634	99.1	November 29, 2023

4.19	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.20	English Translation of Convertible Loan Agreement, dated July 9, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.19	August 15, 2023

4.21	Financial Advisory Services Agreement dated as of July 20, 2021, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.20	August 15, 2023

4.22	Addendum No. 1 to Financial Advisory Services Agreement dated as of December 28, 2022, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.21	August 15, 2023

4.23	English Translation of Loan Agreement, dated January 16, 2023 by and between HUB Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.22	August 15, 2023

4.24	Commitment Letter, dated November 16, 2021 by and among, Bank Mizrahi Tefahot Ltd, HUB Cyber Security Ltd. and Comsec Ltd.	20-F	001-41634	4.23	August 15, 2023

4.25	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.26	August 16, 2024

4.26	Form of Amendment to Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.					*

4.27	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.27	August 16, 2024

4.28	Form of Warrant issued by HUB Cyber Security Ltd. to First 2023-2024 Accredited Investors.	20-F	001-41634	4.28	August 16, 2024

4.29	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.29	August 16, 2024

4.30	Form of Amendment to Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.					*

4.31	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.30	August 16, 2024

4.32	Form of Warrant issued by HUB Cyber Security Ltd. to Second 2023-2024 Accredited Investors.	20-F	001-41634	4.31	August 16, 2024

4.33	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and March-November 2024 Investor.	20-F	001-41634	4.32	August 16, 2024

4.34	Amendment to Securities Purchase Agreement, Warrant and Note, dated April 3, 2024.	20-F	001-41634	4.33	August 16, 2024

4.35	Second Amendment to Securities Purchase Agreement, Warrants and Notes, dated June 26, 2024.	20-F	001-41634	4.34	August 16, 2024

4.36	Third Amendment to Securities Purchase Agreement, Warrants and Notes, dated November 5, 2024.					*

4.37	Fourth Amendment to Securities Purchase Agreement, Warrants and Notes, dated February 17, 2024.					*

4.38	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and March-November 2024 Investor.	20-F	001-41634	4.35	August 16, 2024

4.39	Form of Warrant issued by HUB Cyber Security Ltd. to March-November 2024 Investor.	20-F	001-41634	4.36	August 16, 2024

4.40	Form of Amended and Restated Warrant to Purchase Ordinary Shares issued by HUB Cyber Security Ltd. to March-November 2024 Investor.					*

4.41	Form of Pre-funded Warrant issued by HUB Cyber Security Ltd. to March-November 2024 Investor.					*

4.42	Share Purchase Agreement between HUB Cyber Security Ltd., Gyro Sky Solutions Ltd., Dolet Systems Ltd., Gari Brizinov, Yaacov Golpur, Qpoint Technologies Ltd., Sensecom Consulting and Projects Management Ltd., Aginix Engineering and Project Management Ltd. and Integral Telemanagement Services Ltd., dated April 3, 2024.#†	20-F	001-41634	4.37	August 16, 2024

4.43	Loan and Security Agreement, dated December 4, 2023, among HUB Cyber Security Ltd. and Blackswan Technologies, Inc.	20-F	001-41634	4.38	August 16, 2024

4.44	First Amendment to Convertible Loan Agreement, dated August 17, 2023, by and between HUB Cyber Security Ltd. and Shayna LP	20-F	001-41634	4.39	August 16, 2024

4.45	First Amendment to Convertible Loan Agreement, dated March 31, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.40	August 16, 2024

4.46	Second Amendment to Convertible Loan Agreement, dated April 18, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.41	August 16, 2024

4.47	Third Amendment to Convertible Loan Agreement, dated May 9 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.42	August 16, 2024

4.48	English Translation of Form of Debt Settlement Agreement, dated March 24, 2024, between a vendor, Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.^#	20-F	001-41634	4.43	August 16, 2024

4.49	Specimen Warrant Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.8	November 17, 2022

4.50	Form of Securities Purchase Agreement, dated as of August 18, 2024, between HUB Cyber Security Ltd. and the investors identified on the signature pages thereto	F-1	333-282109	10.42	September 13, 2024

4.51	Form of Convertible Note issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.43	September 13, 2024

4.52	Form of Warrant issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.44	September 13, 2024

4.53	Form of Placement Agent Warrant issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.45	September 13, 2024

4.54	Business Combination Agreement, dated as of March 23, 2022, by and among HUB Cyber Security Ltd., Mount Rainier Acquisition Corp. and Rover Merger Sub.	F-4	333-267035	2.1	September 13, 2024

4.55	Collaboration and Option Agreement by and between HUB Cyber Security Ltd. and BlackSwan Technologies, Inc.	F-1	333-282109	10.47	September 13, 2024

4.56	English Translation of Form of Debt Settlement Agreement, dated December 19, 2024, between Bank Mizrahi-Tefahot Ltd., Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.	F-1/A	333-282109	10.49	December 31, 2024

4.57	Form of Loan Agreement dated December 30, 2024, by and between HUB Cyber Security Ltd. and J.J. Astor & Co.	F-1/A	333-282109	10.50	December 31, 2024

4.58	Form of Registration Rights Agreement dated December 30, 2024, by and between HUB Cyber Security Ltd. and J.J. Astor & Co.	F-1/A	333-282109	10.51	December 31, 2024

4.59	Form of December 2024 Warrant	F-1/A	333-282109	10.52	December 31, 2024

4.60	Form of December 2024 Convertible Note	F-1/A	333-282109	10.53	December 31, 2024

4.61	Form of Pledge and Security Agreement	F-1/A	333-282109	10.54	December 31, 2024

4.62	Form of Subsidiary Guarantee	F-1/A	333-282109	10.55	December 31, 2024

4.63	Form of Loan Agreement dated February 4, 2025, by and between HUB Cyber Security Ltd. and Julestar LLC					*

4.64	Form of Registration Rights Agreement dated February 4, 2025, by and between HUB Cyber Security Ltd. and the investors thereto					*

4.65	Form of Julestar Warrant					*

4.66	Form of Julestar Promissory Note					*

4.67	Form of Subsidiary Guarantee					*

4.68	Note Purchase Agreement dated February 18, 2025 between HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,					*

4.69	Form of Convertible Note issued by HUB Cyber Security Ltd. on February 18, 2025					*

4.70	Confidential Settlement Agreement and General Release effective February 19, 2025 between Oppenheimer & Co., HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,					*

4.71	Note Purchase Agreement dated February 20, 2025 between HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,					*

4.72	Form of Convertible Note issued by HUB Cyber Security Ltd. on February 20, 2025					*

4.73	Forbearance and Settlement Agreement dated February 20, 2025 by and between Dominion Capital LLC and HUB Cyber Security Ltd.	Schedule 13D/A	005-94107	99.7	April 23, 2025

4.74	Form of Promissory Note					*

4.75	Ordinary Share Purchase Agreement dated March 11, 2025, by and between HUB Cyber Security Ltd. and Keystone Capital Partners, LLC					*

4.76	Form of Registration Rights Agreement dated March 11, 2025, by and between HUB Cyber Security Ltd. and Keystone Capital Partners, LLC					*

4.77	Form of Commitment Note					*

4.78	Agreement and Plan of Merger, dated as of January 15, 2025, by and among Blackswan Technologies, Inc., Hub Cyber Security Ltd., BST Merger Sub, Inc., and Ranan Grobman					*

8.1	List of Subsidiaries.					*

11.1†	Insider Trading Policy of HUB Cyber Security Ltd.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

97.1††	Policy for Recovery of Erroneously Awarded Compensation	6-K	001-41634	Appendix A to 99.1	October 5, 2023

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

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

HUB CYBER SECURITY LTD.

Date: April 30, 2025	By:	/s/ Noah Hershcoviz
	Name:	Noah Hershcoviz
	Title:	Chief Executive Officer

HUB CYBER SECURITY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

REPORT oF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

HUB CYBER SECURITY LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Hub Cyber Security Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e, to the financial statements, as of December 31, 2024 , the Company has incurred accumulated losses in the amount of $226,245 thousand, has negative working capital in the amount of $87,672 thousand, has not complied with certain covenants of a loan agreement with a bank, is currently in default on covenants and payments required under other debt facilities it currently has outstanding, has net cash used from operating activities in the amount of $17,110 thousand for the year ended on December 31, 2024, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel

April 30, 2025

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	3,085	3,522
Restricted cash and bank deposit		528	1,637
Trade receivables, net	7	7,897	9,867
Other assets	8	6,892	5,083
		18,402	20,109

NON-CURRENT ASSETS:
Long-term receivables	26	-	725
Long-term restricted deposit		165	151
Long-term deposit		-	177
Property and equipment, net	10	487	1,035
Right-of-use assets	9	2,151	2,510
Goodwill	11	1,874	2,467
Intangible assets, net	11	4,337	5,416
		9,014	12,481
		27,416	32,590

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2024	2023

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term loans	13	13,534	11,878
Convertible loans	17	24,763	14,449
Trade payables	14	8,200	9,867
Current maturities of lease liabilities	9	975	733
Current maturities of other liabilities	11c	5,244	5,078
Warrants liabilities*	17	13,884	6,047
Other accounts payable	15	39,474	32,427
		106,074	80,479

NON-CURRENT LIABILITIES:
Long-term liabilities	16a	217	147
Lease liabilities	9	1,212	1,712
Deferred tax liabilities	25	79	116
Net employee defined benefit liabilities	19	651	869
		2,159	2,844

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	20
Share capital and premium		117,247	103,386
Share options		10,918	10,918
Treasury shares		(1,230)	(1,230)
Other reserves		18,523	19,905
Accumulated deficit		(226,245)	(186,488)
		(80,787)	(53,509)

Non-controlling interests		(30)	2,776
Total shareholders’ equity (deficit)		(80,817)	(50,733)
		27,416	32,590

*	Reclassified refer to note 4(a)(1) for further information.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

USD in thousands, except share and per share data

		Year ended December 31,
	Note	2024	2023	2022
Revenues		29,562	42,657	50,002
Cost of revenues	24a	24,515	41,907	45,914

Gross profit		5,047	750	4,088

Research and development expenses, net	24b	2,002	5,886	5,574
Sales and marketing expenses	24c	5,457	10,694	21,674
General and administrative expenses (*)	24d	23,630	49,172	57,271
Other expenses, net	24e	181	12,723	-
Operating loss		(26,223)	(77,725)	(80,430)

Finance income	24f	(2,220)	(484)	(469)
Finance expenses	24f	12,586	7,194	1,384

Loss before taxes on income		(36,589)	(84,435)	(81,345)
Taxes on income (tax benefit)	25	557	171	(776)
Net loss from continuing operation		(37,146)	(84,606)	(80,569)
Net income (loss) from discontinued operation		(1,885)	(2,030)	569
Attributable to:
Equity holders of the Company		(39,757)	(87,446)	(81,595)
Non-controlling interests		726	810	1,595
		(39,031)	(86,636)	(80,000)

Net loss per share attributable to equity holders of the Company ($):	26
Basic and diluted net loss per share from continuing operation		$(14.3)	$(88.2)**	$(93.8)**
Basic and diluted net profit (loss) per share from discontinued operation		$(0.7)	$(2.1)**	$0.7 **
Weighted average number of shares outstanding used in computation of basic and diluted loss per share		2,645,478	968,600 **	852,887 **

*)	Including $525 of allegedly misappropriated expenses by two former senior officers of the Company, during the year 2022. See note 26(4) below.

**)	Shares and per share amounts have been retroactively adjusted to reflect the reverse share splits at a ratio of 1:10 in December 2023 and 1:10 in March 2025.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

USD in thousands

		Year ended December 31,
	Note	2024	2023	2022
		USD in thousands

Net loss from continuing operation		(37,146)	(84,606)	(80,569)
Net (loss) profit from discontinued operation		(1,885)	(2,030)	569

Other comprehensive loss, net of taxes:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plan		168	92	(121)
Foreign currency translation from functional currency to presentation currency		(242)	(940)	(5,473)
Total other comprehensive loss		(74)	(848)	(5,594)
Total comprehensive loss		(39,105)	(87,484)	(85,594)

Attributable to:
Equity holders of the Company		(39,781)	(88,232)	(87,095)
Non-controlling interests		676	748	1,501
		(39,105)	(87,484)	(85,594)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Reserve for transactions with noncontrolling interests	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total deficit Shareholders’ equity
	USD in thousands

Balance as of January 1, 2024	103,386	(1,230)	10,918	-	24,165	(670)	(3,590)	(186,488)	(53,509)	2,776	(50,733)

Total loss	-	-	-	-	-	-	-	(39,757)	(39,757)	726	(39,031)
Other comprehensive loss	-	-	-	-	-	168	(192)	-	(24)	(50)	(74)
Total comprehensive income (loss)	-	-	-	-	-	168	(192)	(39,757)	(39,781)	676	(39,105)
Warrants exercise	3,422	-	-	-	-	-	-	-	3,422	-	3,422
Options exercise	143	-	-	-	(142)	-	-	-	1	-	1
Conversion of convertible loans	7,876	-		-	-	-	-	-	7,876	-	7,876
Issuance of shares	2,420	-	-	-	-	-	-	-	2,420	-	2,420
Transactions with Non controlling interest	-	-	-	(3,286)	-	-	-	-	(3,286)	(3,482)	(6,768)
Cost of share-based payment	-	-	-	-	2,070	-	-	-	2,070	-	2,070
Balance as of December 31, 2024	117,247	(1,230)	10,918	(3,286)	26,093	(502)	(3,782)	(226,245)	(80,787)	(30)	(80,817)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total Shareholders’ equity
	USD in thousands

Balance as of January 1, 2023	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

Total loss	-	-	-	-	-	-	-	(87,446)	(87,446)	810	(86,636)
Other comprehensive loss	-	-	-	-	-	92	(878)		(786)	(62)	(848)
Total comprehensive income (loss)	-	-	-	-	-	92	(878)	(87,446)	(88,232)	748	(87,484)
Warrants exercise	286		(52)						234	-	234
Options exercise	2,893				(1,122)				1,771	-	1,771
Issuance of shares to Equity line of Credit (“ELOC’)	1,570	-	-	-	-	-	-	-	1,570	-	1,570
Conversion of convertible loans	6,143	-	-	-	-	-	-	-	6,143	-	6,143
Issuance of shares and warrants related to the PIPE, net of issuance expenses	3,557	-	-	-	-	-	-	-	3,557	-	3,557
Issuance of shares and warrants	110	-	679	(76)	-	-	-	-	712	-	712
Issuance of shares related to RNER merger transaction (Note 5)	7,208	-	-	-	-	-	-	-	7,208	-	7,208
Dividend distribution to non-controlling interests	-	-	-	-	-	-	-	-	-	(369)	(369)
Cost of share-based payment	-	-	-	-	7,115	-	-	-	7,115	-	7,115
Balance as of December 31, 2023	103,386	(1,230)	10,918	-	24,165	(670)	(3,590)	(186,488)	(53,509)	2,776	(50,733)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total Shareholders’ equity

Balance as of January 1, 2022	70,762	(1,230)	1,102	-	9,574	(608)	2,634	(17,447)	64,787	991	65,778

Total loss	-	-	-	-	-	-	-	(81,595)	(81,595)	1,595	(80,000)
Other comprehensive loss	-	-	-	-	-	(154)	(5,346)	-	(5,500)	(94)	(5,594)
Total comprehensive loss	-	-	-	-	-	(154)	(5,346)	(81,595)	(87,095)	1,501	(85,594)
Warrants exercise	451	-	-	-	(81)	-	-	-	370	-	370
Options exercise	2,553	-	-	-	(1,837)	-	-	-	716	-	716
Extension of options to equity holders of the Company (Note 18f)	(5,102)	-	5,102	-	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(95)	(95)
Issuance of shares and options, net of issuance expenses (Note 20)	12,956	-	4,087	76	-	-	-	-	17,119	-	17,119
Cost of share-based payment	-	-	-	-	10,516	-	-	-	10,516	-	10,516
Balance as of December 31, 2022	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Cash flows from operating activities:

Net loss	(39,031)	(86,636)	(80,000)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	1,231	13	896
Other expenses	445	192	-
Financial liabilities recorded as listing expenses	-	7,648	-
Finance expenses related to convertible loans and warrants	7,227	5,016	-
Revaluation of liability to Legacy	267	810	-
ELOC	-	1,570	-
Share listing expenses	-	12,312	-
Issuance of shares to consultants	2,420	-	-
Depreciation and amortization	2,379	7,637	7,791
Impairment of goodwill and intangible assets	653	15,258	23,356
Change in employee benefit liabilities, net	(42)	(43)	(364)
Change in deferred tax liabilities	(37)	(39)	(1,059)
Cost of share-based payment	2,070	7,115	10,516
	16,615	57,489	41,136

Changes in asset and liability items:
Decrease (increase) in trade receivables	1,890	13,242	(1,453)
Decrease (increase) in other assets	665	(4,730)	2,462
Increase (decrease) in trade payables	(1,591)	(3,436)	544
Decrease (increase) in inventories	-	1,812	(288)
Change in balances of government grants	70	(824)	-
Increase in other accounts payable	7,776	7,980	15,216
	8,810	14,044	16,481

Cash paid and received during the year for:

Interest paid,net	(277)	(717)	(806)
Taxes paid	(3,227)	(382)	(243)
	(3,504)	(1,099)	(1,049)
Net cash used in operating activities	(17,110)	(16,202)	(23,432)

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposit	-	-	(660)
Withdrawal from restricted bank deposit	1,407	3,926	-
(Investment in) restricted cash	(337)	(1,493)	140
Change in long-term deposits	177	-	-
Purchase of property and equipment	(84)	(297)	(624)
Assets acquisition	-	-	(5,405)
Credit line to a related party	(1,615)	-	-

Net cash provided by (used in) investing activities	(452)	2,136	(6,549)

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	-	2,379	18,836
Short-term loans, net	-	–	1,780
Repayment of lease liabilities	(1,017)	(1,711)	(2,065)
Receipt on account of issuance of shares	-	-	2,251
Dividend distribution to non-controlling interests	-	-	(95)
Exercise of options and warrants	5,146	2,005	1,086
Government grants	-	-	77
Receipt of short-term loans	19,815	15,227	-
Acquisition of non-controlling interest	(6,768)	-	-
Repayment of short-term loans	-	(4,973)	(1,210)

Net cash provided by financing activities	17,176	12,927	20,660

Exchange rate differences on cash and cash equivalents	(51)	667	(659)

(decrease) in cash and cash equivalents	(437)	(472)	(9,980)
Cash and cash equivalents at the beginning of the year	3,522	3,994	13,974

Cash and cash equivalents at the end of the year	3,085	3,522	3,994

Non-cash transactions:

Right-of-use asset and liability	627	(2,516)	1,306
Assets acquisition	-	-	4,796
Employee benefit assets and liabilities	168	97	121
Reclassification of deferred issuance cost to equity	-	1,384	1,717
Dividend distribution to non-controlling interests	-	369	-
Reclassification of liability to equity	2,670	-	-
Conversion of convertible loans	7,876	6,143	-

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Operation

HUB Cyber Security Ltd.

(formerly: Hub Cyber Security (Israel) Ltd.) (“the Company” or “HUB”) was incorporated under the laws of the State of Israel in 1984 and is engaged in developing and marketing quality management software tools and professional services solutions. The Company’s headquarters are located in Tel Aviv, Israel. The Company and its subsidiaries (collectively, “the Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking, and other sectors in Israel and worldwide. Following the merger between the Company and HUB Cyber Security TLV Ltd, the Company also operates in the Confidential Computing and network security industry.

The Company’s ordinary shares began trading on Nasdaq Capital Market on March 1, 2023. The Company’s ordinary shares were previously listed on the Tel Aviv Stock Exchange from January 23, 2000 to February 28, 2023.

On May 20, 2024, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”), as required by Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). On July 19, 2024 the Company responded to the aforementioned letter from Nasdaq, stating its intention to comply with the Filing Requirement, and asked for an extension. On July 30, 2024 the Company received a reply from Nasdaq, granting its request for an extension to comply with the Filing Requirement until August 19, 2024. The Form 20-F, including the Company’s consolidated financial statements for the fiscal year ended December 31, 2023, was filed with the SEC on August 16, 2024.

On July 16, 2024, the Company received a deficiency notice from Nasdaq informing us that the Company ordinary shares have failed to comply with the $1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) based upon the closing bid price of the Company ordinary shares for the 30 consecutive business days prior to the date of the deficiency notice. The deficiency notice did not result in the immediate delisting of the Company ordinary shares from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days from, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement.

In addition, on August 23, 2024 the Company received a deficiency notice from Nasdaq informing it that it is no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because its total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company had 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). On October 9, 2024, the Company submitted the Compliance Plan to Nasdaq. On December 11, 2024, the Company received another notice from Nasdaq stating that the Compliance Plan did not evidence the Company's ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, the Company was notified that its securities would be delisted from the Nasdaq Global Market, unless we request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any further action by the Staff at least until the hearing process concludes. On December 18, 2024, the Company requested a hearing before the Panel. On January 14, 2025, the Company received a notice from Nasdaq that it did not regain compliance with the Minimum Bid Price Requirement prior to January 13, 2025 and that such failure to regain compliance with the Minimum Bid Price Requirement served as an additional basis for delisting of its securities from the Nasdaq Global Market. The hearing before the Panel was held on February 6, 2025.

On February 27, 2025, the Company received a notice from Nasdaq informing the Company that Nasdaq granted its request to continue listing on the Nasdaq Stock Market, subject to (i) on or before March 5, 2025, its filing of an application to transfer its securities to the Nasdaq Capital Market and (ii) on or before March 31, 2025, the Company’s demonstrating compliance with the minimum bid price requirement and the continued listing requirement that the Company maintains either a minimum of $2,500 thousand in shareholders’ equity or $35,000 thousand market value of listed securities or $500 thousand of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(2) (“MVLS Rules”). On February 26, 2025, the Staff confirmed to the Company via email that it had regained compliance with the MVLS Rules.

On March 4, 2025, the Company filed an application to transfer its securities to the Nasdaq Capital Market.

b.	On March 28, 2025, the Company effected a 1-for-10 reverse share split of its ordinary shares in an effort to regain compliance with the Nasdaq minimum bid price requirement.

c.	Merger between the Company and Mount Rainier Acquisition Corp.:

On March 23, 2022, the Company entered into a definitive business combination agreement (the “Business Combination Agreement”) with Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”) and Rover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of HUB (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger (the “Reverse Recapitalization”). Upon consummation of the Reverse Recapitalization and the other transactions contemplated by the Business Combination Agreement (the “Transactions”) on February 28, 2023 (the “Closing Date”), RNER became a wholly owned subsidiary of HUB.

Prior to the Closing Date, in connection with the closing of the Transactions, the Company and its shareholders recapitalized the Company’s equity securities whereby each ordinary share of the Company was converted into 0.712434 ordinary shares of the Company (the “February 2023 Share Split”). In addition, and as part of the February 2023 Share Split, each outstanding option to purchase an ordinary share was converted into an option to purchase 0.712434 ordinary shares and the exercise price of such option was increased by dividing the exercise price by 0.712434. As a result of the February 2023 Share Split, the ordinary shares, options to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the February 2023 Share Split had been in effect as of the date of these consolidated financial statements. Please refer to Note 20a.

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share-based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $12,312 thousands at the closing of the Merger Agreement that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of RNER that were acquired. For more details, please refer to Note 5.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

d.	Credit line to a related party

During 2024 and 2023,the Company has provided Blackswan Technologies, Inc. (“BST”), a related party, an aggregated amount of $2,662 thousand under the BST Loan Agreement (as defined below). For additional information, please refer to Note 26.

e.	Going Concern

The Company’s financial statements have been prepared on a basis that assumes that it will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2025-2026 business plan. However, the Company still faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through interim financing facilities and other capital raising efforts. However, such efforts remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

As of December 31, 2024, the Company has incurred accumulated losses in the amount of $226,245 thousand, and had a negative working capital in the amount of $87,672 thousand. Also, for the year ended December 31, 2024 the Company used $17,110 thousand in operating activities. The Company expects to continue to incur losses in 2025 and potentially thereafter as well. On December 31, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements and the Company requires an immediate cash injection to fund its operations. Furthermore, there are several legal claims against the Company, for addition information refer Note 22c. Those factors raise substantial doubts about the Company’s ability to continue as a going concern.

In 2024 and also in the beginning of 2025, the Company undertook efforts to renegotiate with key creditors and loan agreements. For more details, please refer to Note 28.

The consolidated financial statements for the year ended December 31, 2024 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. Such adjustments could be material.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

f.	Internal investigation

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

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of the controllers of the Company, with the permission of the Company’s former CEO, used Company credit cards for personal use in the amount of approximately NIS 400 thousand (approximately $110 thousand). These personal expenses were neither factored into the controller’s payroll nor properly documented in the Company’s financial books and records. Additionally, the Company’s former CEO  approved a bonus of NIS 250 thousand to the controller. However, this bonus was not paid to the controller but instead was paid to a third-party at the controller’s direction. Prior to the commencement of legal proceedings, the Company reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250 thousand plus VAT was repaid to the Company in 2023. The Internal Investigation is complete, although the Company aims to continue pursuing recovery of the misappropriated funds. These events regarding the Special Committee and Internal Investigation are the subject of possible regulatory review and expose the Company and its directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Securities Authority (“ISA”), Israel Tax Authority, U.S. Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market LLC (“Nasdaq”) and/or U.S. Department of Justice (“DOJ”). The Company has provided certain information and documentation to certain regulatory authorities and is prepared to respond to any regulatory inquiry it may receive. The Company’s management and its board of directors do not currently believe there are any impacts on the Company’s financial statements. If the Company were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on the Company’s business, financial position and results of operations.

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

As of December 31,2024, following the completion of the Internal Investigation as described above, the Company has commenced legal actions in Israel against the Company’s former Chief of Staff and against  the Company’s former CEO to dispute their requests for severance payments in accordance with Israeli law. Two actions were undertaken against the Company’s former Chief of Staff. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to the Company. In the action against the Company’s former CEO, the court was requested to grant an injunction against accessing the accumulated severance package and to order the return of the sums to the Company. These actions are time limited, so the initial action against the Company’s former Chief of Staff was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. The preliminary hearing in both of these cases is set for the coming months and both will be heard in front of the same judge who granted the injunction against  the Company’s former Chief of Staff. For a full description of the claims currently being conducted against the Company’s former Chief of Staff and against  the Company’s former CEO, please refer to Note 22C below.

HUB CYBER SECURITY LTD.

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

Further, the Company incurred substantial costs and diverted management resources in connection with the Internal Investigation. The Company may also incur material costs associated with the indemnification arrangements with the current and former directors and certain of the Company’s officers, as well as other indemnitees related to law suits or regulatory proceedings that have arisen and may arise in the future from the Internal Investigation.

Since the completion of the Internal Investigation, the Company performed a rehaul of its top management and executive officers, in addition to enacting and enforcing tougher anti-fraud and anti-corruption policies, oversight, reviews and checks. Substantially all of the management and executive officers that served in the Company during the time when the misappropriation occurred have since left the Company and been replaced. The Company assumes that the past misappropriation of funds has no current or further impact on the Company, its finances and its business, and is not expected to affect the Company or its expected growth in the future.

g.	Israel Securities Authority and the Israel Tax Authority – On September 17, 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the Internal Investigation conducted by the special committee appointed by the Company’s board of directors in April 2023. On April 22, 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To the Company’s best knowledge, the visit related to developments in the Internal Investigation related to the actions of a former financial controller of the Company, which were also addressed in the Internal Investigation.

NOTE 2:-	MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless stated otherwise.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, except for financial instruments measured at fair value through profit or loss.

The Company has elected to present the profit or loss items using the function of expense method.

b.	The operating cycle:

The Company’s operating cycle is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. In assessing control, the effect of potential voting rights is considered only if they are substantive.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. For more information please refer to Note 23(b).

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

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

The Group determines the functional currency of each entity in the Group. Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is New Israeli Shekel (“NIS”). The consolidated financial statements are presented in US dollars (“USD”), which is the Company’s presentation currency.

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

Transactions denominated in foreign currency (other than the functional currency) are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets , are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

f.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer.

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The Company charges its customers based on payment terms agreed upon in specific agreements. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 to 90 days. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

Contract balances:

The Company charges customers as the work progresses in accordance with the contractual terms. Amounts billed are classified as trade receivables in the statement of financial position. When revenue from performance obligation of a contract are recognized in profit or loss before the customer is charged, the unbilled amounts are recorded as part of the trade receivables.

Amounts received from customers in advance of performance by the Company are recorded as contract liabilities and recognized as revenue in profit or loss when the work is performed.

Determining the transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The Company applies the practical expedient of significant finance component. That is, the promised amount of consideration is not adjusted for the effects of a significant financing component if the period between the transfer of the promised good or service and the payment is one year or less.

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

Taxes that would apply in the event of the disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as long as the disposal of the investments in subsidiaries is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by subsidiaries as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

h.	Intangible assets:

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

Patents:

The patents are for a period of ten years with an option for renewal at the end of the period.

The useful life of intangible assets is as follows:

Years
Patents	10
Customer relations	3.5 – 10
Order backlog	1
Technology	2 – 4

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

3.	Warrants to ordinary shares:

According to IAS 32, “Financial Instruments: Presentation”, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company’s ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified such warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value. Changes in fair value are recognized in profit or loss. When the fair value of the identified financial instruments measured at Level 3 in the fair value hierarchy exceeds the total consideration received by the Company, the ‘Day 1’ loss is deferred and recognized on a straight-line basis over the term of the instruments.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 - inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

●	Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

l.	Provisions:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	MATERIAL ACCOUNTING POLICIES (Cont.)

Following are the type of provisions included in the financial statements:

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

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

n.	Basic and diluted net profit (loss) per share:

In computing diluted loss per share for the years ended December 31, 2024, December 31, 2023, December 31, 2022 no account was taken of the potential dilution that could occur upon the exercise of employee and investors stock options, amounting to 3,273,013, 669,264 and 274,000 respectively, since they had an anti-dilutive effect on loss per share.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in Note 2i above.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed, threatened litigation and unasserted claim against the Group, the companies in the Group rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

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

NOTE 4 –	DISCLOSURE OF NEW STANDARDS IN THE PERIOD

1.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

a)	Amendment to IAS 1, “Presentation of Financial Statements”:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

The Amendments did not have impact on the Company’s consolidated financial statements, other than for the warrant liabilities which the Company classified as a current liability beginning on January 1, 2024 with a retrospective effect.

b)	Amendment to IFRS 16, “Leases”:

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

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

c)	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

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

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

2.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards in the period prior to their adoption:

a)	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. The Company believes that the amendments are not expected to have a material impact on its consolidated financial statements.

b)	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss. IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures. IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Amendments apply for annual reporting periods beginning on or after January 1, 2027. Earlier adoption is permitted. The Company is still evaluating the effect of this amendment on its consolidated financial statements.

NOTE 5 –	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”)

On March 22, 2022, the Company’s board of directors approved the Company’s engagement in a merger transaction, which consisted of signing a series of binding agreements including a merger agreement (“the merger transaction”), between the Company and RNER. (“RENR”), an unrelated third party which was traded on the Nasdaq Global Market that raised approximately $175,000 thousand as a SPAC. The Company hired A-Labs Advisory and Finance Ltd., (“A-Labs”) an investment banking firm in which the Company’s chief executive officer serves as a managing partner, and Oppenheimer & Co. Inc. (“Oppenheimer”) to assist the merger transaction.

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

On January 11, 2023 the Company announced that all the suspending conditions for the merger transaction have been met and the completion of the merger transaction was subject only to the absence of a legal impediment. Shortly before the closing date of merger transaction, the Company affected a reverse share split to cause the value of the outstanding ordinary shares immediately prior to the transaction closing date to be equal to $10 per share (pre reverse stock split of 1:10).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”) (Cont.)

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

In December 2021, the Company entered into an agreement with Oppenheimer to provide financial advisory services. In connection with the Reverse Recapitalization, the Company agreed to pay to Oppenheimer a transaction fee upon the consummation of the Reverse Recapitalization equal to 1% of the aggregate value of the Company implied by the value of the Company’s ordinary shares issued to RNER’s stockholders in the Reverse Recapitalization on a fully diluted basis, plus the principal amount of any debt or other liabilities of HUB outstanding as of the closing date of the Reverse Recapitalization. Based on the valuation of $1.28 billion ascribed to the shares issued to RNER’s stockholders in the Reverse Recapitalization in March 2023, the amount owed to Oppenheimer at the closing of the Reverse Recapitalization was approximately $12,800 thousand. As of December 31, 2024 and 2023, the Company recorded $12,800 thousand.

On June 12, 2023 a lawsuit was filed by Oppenheimer against the Company alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s Reverse Recapitalization with Mount Rainier Acquisition Corp. During the beginning of 2025, the parties agreed to a settlement. For additional information, refer to Note 22(c).

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant “IFRS” and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share-based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2, the Company recorded a one-time share-based Share listing expense of $12,312 thousand at the closing of the Reverse Recapitalization that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of RNER that were acquired:

	Amount	Number of shares*)
	USD in thousands except to share amount
Shares issued to RNER shareholders		45,332
Closing price of the Company’s share on Nasdaq as of March 1, 2023 ($)	159
(A) Fair value of the Company’s shares issued to RNER shareholders	7,208
Public Warrants issued to RNER shareholders		155,078
Closing price of the Company’s warrants on Nasdaq as of March 1, 2023 ($)	17
Private Warrants issued to RNER shareholders		5,360
Fair Value of the Company’s warrants on as of March 1, 2023 ($)	13.3
(B) Fair value of the Company’s warrants issued to RNER shareholders	2,711
RNER assets	588
RNER liabilities	(2,981)

(C) Net liabilities of RNER	(2,393)

IFRS 2 Listing expenses (A+B-C)	12,312

*)	Shares and per share amounts have been retroactively adjusted to reflect the reverse share splits as described in note 20a.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –	CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023
	USD in thousands

Cash and cash equivalents in NIS	858	3,201
Cash and cash equivalents in USD	2,213	227
Cash and cash equivalents in Euro	12	2
Cash and cash equivalents in other currency	2	92
	3,085	3,522

NOTE 7 –	TRADE RECEIVABLES, NET

	December 31,
	2024	2023
	USD in thousands

Account receivable	8,325	10,051
Unbilled receivable	768	902
Checks collectible	29	27
Allowance for doubtful debt	(1,225)	(1,113)
Trade receivables, net	7,897	9,867

The Company grants its customers interest-free credit for an average period of 90 days. Impaired debts are accounted for through recording an allowance for doubtful accounts.

The Company policy is to accrue a provision of 5% out of overdue debts in a period greater than 120 days.

For debts greater than 364 days a specific provision will accrue in full.

Following is information about the credit risk exposure of the Company’s trade receivables:

		Past due trade receivables
	Not past due	< 30 days	31-60 days	60-90 days	90-120 days	>120 days	Total
	USD in thousands
Trade receivables before allowance for doubtful accounts	4,897*	168	111	50	10	3,886	9,122

Allowance for doubtful accounts	-	-	-	-	-	1,225	1,225

December 31, 2024	4,897	168	111	50	10	2,661	7,897

December 31, 2023	4,349	1,838	1,341	989	520	830	9,779

(*)	Includes unbilled account receivables balance

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	OTHER ASSETS

	December 31,
	2024	2023
	USD in thousands
Government authorities	1,934	1,604
Prepaid expenses	1,128	1,483
Grants receivables (1)	-	1,159
Other assets (2)	3,830	837
	6,892	5,083

(1)	In November 2023, the Company has been granted $1,159 thousand in war grants associated with Israel-Hamas war.

(2)	Refer to note 26

NOTE 9 –	LEASES

a.	Disclosures for leases in which the Company acts as lessee:

1)	The Group companies have entered into leases of buildings and motor vehicles which are used for their ongoing operations.

2)	The Company’s leases of buildings have a lease term of 2-10 years whereas leases of motor vehicles have lease terms of 3-4 years.

3)	Information on leases:

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Interest expense on lease liabilities	193	181	258
Total cash outflow for leases	1,017	1,711	2,240

b.	Lease extension and termination options:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets, net:

2024

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1,2024	4,124	2,418	6,542
Additions during the year:
New leases	-	633	633
Terminated lease	-	(25)	(25)
Classification	-	(168)	(168)
Adjustments arising from indexation	47	-	47
Adjustments arising from translating financial statements from functional currency to presentation currency	(22)	(7)	(29)

Balance as of December 31,2024	4,149	2,851	7,000

Accumulated depreciation:

Balance as of January 1,2024	2,532	1,500	4,032
Additions during the year:
Depreciation in the year	343	452	795
Adjustments arising from translating financial statements from functional currency to presentation currency	22	(1)	21

Balance as of December 31,2024	2,897	1,951	4,848

Depreciated cost as of December 31,2024	1,252	900	2,152

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	LEASES (Cont.)

2023

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2023	7,231	1,794	9,025
Additions during the year:
New leases	-	643	643
Terminated lease	(2,961)	(80)	(3,041)
Classification	-	71	71
Adjustments arising from indexation	137	-	137
Other	(19)	-	(19)
Adjustments arising from translating financial statements from functional currency to presentation currency	(264)	(10)	(274)

Balance as of December 31, 2023	4,124	2,418	6,542

Accumulated depreciation:

Balance as of January 1, 2023	1,528	990	2,518
Additions during the year:
Depreciation in the year	1,033	530	1,563
Adjustments arising from translating financial statements from functional currency to presentation currency	(29)	(20)	(49)

Balance as of December 31, 2023	2,532	1,500	4,032

Depreciated cost as of December 31, 2023	1,591	918	2,510

d.	As for an analysis of maturity dates of lease liabilities, see Note 16b.

e.	The Company has leases of motor vehicles for a period of up to 12 months and low value leases of office furniture. The Company applies the practical expedient in IFRS 16 in respect of these leases and recognizes lease payments as an expense using the straight-line method over the lease term.

f.	Lease commitments:

In May 2017, the Company entered into a lease of offices in an area of 1,600 sq.m. in the city of Or Yehuda, Israel. The lease is for a period of ten years with an option for extension by another five years. The monthly lease fees are approximately NIS 110 thousand ($30 thousand), linked to the CPI of May 2017 with the addition of VAT. The lease period began on April 1, 2018.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2024

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2024	33	236	1,030	520	1,819
Purchases in the year	62	-	18	5	85
Disposals during the year	(95)	(45)	(104)	(305)	(549)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(1)	(6)	(7)	(14)

Balance as of December 31, 2024	-	190	938	213	1,341

Accumulated depreciation:

Balance as of January 1, 2024	30	108	530	116	784
Depreciation in the year	41	18	199	75	333
Disposals during the year	(71)	(16)	(96)	(74)	(257)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(1)	(4)	(1)	(6)

Balance as of December 31, 2024	0	109	629	116	854

Depreciated cost as of December 31, 2024	0	81	309	97	487

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	PROPERTY AND EQUIPMENT, NET (Cont.)

2023

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2023	197	235	798	598	1,828
Purchases in the year	-	8	251	38	297
Disposals during the year	(156)	-	-	(97)	(253)
Adjustments arising from translating financial statements from functional currency to presentation currency	(8)	(7)	(19)	(19)	(53)

Balance as of December 31, 2023	33	236	1,030	520	1,819

Accumulated depreciation:

Balance as of January 1, 2023	53	89	296	76	514
Depreciation in the year	21	21	239	60	341
Disposals during the year	(43)	-	-	(18)	(61)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(2)	(5)	(2)	(10)

Balance as of December 31, 2023	30	108	530	116	784

Depreciated cost as of December 31, 2023	3	128	500	404	1,035

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET

a.	As for charges, see Note 22a.

Composition and movement:

	Patents	Goodwill	Customer relations, order backlog	Technology (2)	Total
	USD in thousands
Cost:

Balance as of January 1, 2023	32	13,702	20,823	1,126	35,683

Impairment recognized in the year (1)	-	(10,643)	(4,615)	-	(15,258)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(592)	(613)	(34)	(1,240)
Balance as of December 31, 2023	31	2,467	15,595	1,092	19,185

Impairment recognized in the year (1)	-	(571)	(82)	-	(653)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(22)	(99)	(6)	(128)
Balance as of December 31, 2024	30	1,874	15,414	1,086	18,404
Accumulated amortization:

Balance as of January 1, 2023	9	-	5,113	661	5,783
Amortization recognized in the year (1)	9	-	5,278	446	5,733
Adjustments arising from translating financial statements from functional currency to presentation currency	*	-	(199)	(15)	(214)

Balance as of December 31, 2023	18	-	10,192	1,092	11,302
Amortization recognized in the year (1)	6	-	947	-	953
Adjustments arising from translating financial statements from functional currency to presentation currency		-	(56)	(6)	(62)

Balance as of December 31, 2024	24	-	11,083	1,086	12,193

Net balance:

As of December 31, 2024	6	1,874	4,331	-	6,211

As of December 31, 2023	13	2,467	5,403	-	7,883

*)	Less than 1 thousand US dollars.

1)	Customer relations, order backlog and brand amortization expenses are classified in the statement of profit or loss under sales and marketing expenses.

2)	Technology and supplier relationships amortization expenses are classified in the statement of profit or loss under cost of sales expenses. Patents amortization expenses are classified in the statement of profit or loss under general and administrative expenses.

b.	For the years ended December 31, 2024 and 2023, the criteria for recognition in intangible asset related to development have not been met and therefore all development costs have been recognized as an expense in profit or loss.

c.	In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh (“Legacy”) a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. The total consideration for the sale and transfer of the acquired assets was $10,000 thousand in cash and additional contingent consideration of up to $12,000 thousand in restricted share units (RSUs) of the Company subject to compliance of several milestones established in the agreement. Half of the cash consideration was paid at the contract closing and the other half was scheduled to be paid in accordance with the payment terms established in the agreement over 2.5 years. The RSUs were treated as post combination transaction (for further details, please refer to Note 21 – Share-Based Payment).

As of December 31, 2024 and 2023, $5,244 thousand and $5,078 thousand respectively, out of the remaining consideration liability are classified in the balance sheet under line-item Current maturities of other liabilities.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

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

The purchase price allocation was as follows (in thousands):

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

d.	Impairment loss of goodwill and intangible assets with defined useful life

For annual impairment testing of goodwill and intangible assets with defined useful life the goodwill and other intangible assets of the Company were allocated to the operating segments which constitute three groups of cash generating units as follow:

●	Comsec Consulting

●	Professional Services

●	Products And Technology

The carrying amount as of December 31, 2024 of the goodwill and the intangible assets which were allocated to each cash-generating unit:

	Professional Services	Consulting	Total

Patents	6	-	6
Goodwill	1,874	-	1,874
Customer relationship, Suppliers relationship and Backlog	924	3,407	4,331
Total	2,804	3,407	6,211

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The Company performed its annual impairment tests in December 31, 2024 and 2023, respectively. The recoverable amount of each cash generating unit was assessed using the income approach model.

Products and Technology

The recoverable amount of the Products and Technology cash-generating unit (“CGU”) as of December 31, 2024 have been determined based on a value in use calculation using cash flow projection from financial budget approved by senior management covering a five-year period. The discount rate applied to cash flow projection is 24.5% for Products and Technology cash-generating unit. Cash flows beyond the five-year period are extrapolated using a 3% growth rate. As a result of this analysis, the value in use of the Products and Technology cash-generating unit was determined to be lower than their carrying amounts. Thus an impairment in the amount of $ 571 thousand was recognized in Products and Technology Software CGU. The provision was recorded in impairment of goodwill and intangible assets expenses.

Professional Services

The recoverable amount of the Professional Services CGU as of December 31, 2024 have been determined based on a value in use calculation using cash flow projections from financial budget approved by senior management covering a five-year period. The discount rate applied to cash flow projection is 20% for Professional Services cash-generating unit. Cash flows beyond the five-year period are extrapolated using a 3% growth rate. As a result of this analysis, the value in use of the Professional Services cash-generating unit was determined to be higher than their carrying amounts.

Consulting

The recoverable amount of the consulting a technology platform developed by the Company subsidiary, Comsec Ltd. (“Comsec”), CGUs as of December 31, 2024 have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 20% for both the Consulting and distribution and Dstorm cash-generating units. Cash flows beyond the five-year period are extrapolated using a 3% growth rate for both cash generating units. As a result of this analysis, the value in use of the Consulting and distribution and Dstorm cash-generating units were determined to be higher of their carrying amounts.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	DISCONTINUED OPERATIONS

In November 2021, the Company completed the acquisition of Comsec and its subsidiaries. During 2023, one of the subsidiaries, Comsec Distribution Ltd. (“Comsec Distribution”) had financial, operational and commercials difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that starting from December 31, 2023 there are no employees in this activity.

As of December 31, 2023 and based on the analysis performed by the Company’s management it has been determined that Comsec Distribution is considered as an abandoned business operation in accordance with IFRS 5 and constitutes a component of the Company that represents a separate major line of business and therefore meets the criteria for classification as a discontinued operation.

Prior to the classification of Comsec Distribution as a discontinued operation, the recoverable amount of certain items of account receivables and inventory were estimated and an impairment loss in an amount of $431 thousand and $1,900 thousand, respectively were recognized in order to ascertain that the carrying amount of the account receivables and inventory is not higher than their recoverable amount.

Below are data of the operating results attributed to the discontinued operation:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Revenues from sales	-	5,459	29,741
Cost of sales	-	(5,931)	(27,383)
Gross profit (loss)	-	(472)	2,358
Sales and marketing expenses	-	351	1,126
General and administrative expenses	-	851	308
Operating income (loss)	-	(1,674)	924
Finance expenses, net	1,523	356	317
Income (loss) before taxes on income	(1,523)	(2,030)	607
Taxes on income	362	-	38
Income (loss) after taxes on income	(1,885)	(2,030)	569

Below are data of the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Net cash provided by discontinued operating activities	995	1,917	1,867
Net cash provided by (used in) discontinued investing activities	-	(1,026)	949
Net cash used in discontinued financing activities	(1,015)	(1,375)	(2,429)
Total net cash provided by (used in) discontinued operation	(20)	(484)	387

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS

a.	Composition:

	December 31,
	2024	2023
	USD in thousands
Short-term loan (1)-(13)	13,224	11,750
Accrued interest	310	128
	13,534	11,878

1)	Loan received in July 2020, by Comsec Distribution (fully owned subsidiary), with an original principal amount of NIS 5,000 thousand ($1,452 thousand) and repayable in 18 installments from January 2025. The loan bearing interest of Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2024 the remaining principal amount is $627 thousand.

2)	Loan received in September 2021, by Comsec (fully owned subsidiary), with an original principal amount of NIS 980 thousand ($309 thousand) and repayable in 47 installments from February 2021. The loan bearing interest of Prime (Bank of Israel intrabank) + 1.5%. As of December 31, 2024 the remaining principal amount is $53 thousand.

3)	Loan received in September 2021, by Comsec (fully owned subsidiary), with an original principal amount of NIS 6,000 thousand ($1,934 thousand) and repayable in two annual installments from September 2023. The loan bearing interest of Prime (Bank of Israel intrabank) + 1.95%. As of December 31, 2024 the remaining principal amount is $877 thousand.

4)	On-call loans received by Comsec, in an aggregate principal amount of NIS 34,106 thousand ($9,692 thousand). The loan bearing interest of 8.1%. As of December 31, 2024 the remaining principal amount is $4,527 thousand.

5)	Loan received in May 2023, by Aginix Engineering and Project Management Ltd. (“Aginix”), a second-tier subsidiary, with an original principal amount of NIS 1,000 thousand ($267 thousand) and repayable in 12 installments from June 2023. The loan bearing interest of 7.25%. As of December 31, 2024 the loan has been fully repaid.

6)	Loan received in July 2024, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 1,200 thousand ($334 thousand) and repayable in 12 installments from August 2024. The loan bearing interest of 7%. As of December 31, 2024 the remaining principal amount is $195 thousand.

7)	Loan received in December 2024, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 500 thousand ($137 thousand) and repayable in 12 installments from January 2025. The loan bearing interest of 6.5%. As of December 31, 2024 the remaining principal amount is $137 thousand.

8)	Loan received in May 2023, by Qpoint Technologies Ltd. (“Qpoint”), with an original principal amount of NIS 1,700 thousand ($469 thousand) and repayable in 12 installments from June 2023. The loan bearing interest of Prime + 1.1%. As of December 31, 2024 the loan has been fully repaid.

9)	Loan received in May 2024, by Qpoint, with an original principal amount of NIS 1,200 thousand ($321 thousand) and repayable in 12 installments from June 2024. The loan bearing interest of 7.10%. As of December 31, 2024 the remaining principal amount is $240 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS (Cont.)

10)	On-call loans received by Qpoint, in an aggregate principal amount of NIS 6,300 thousand ($1,703 thousand). The loan bearing interest of Prime + 1.1%. As of December 31, 2024 the remaining principal amount is $521 thousand.

11)	Loan received in February 2023, by HUB, in an aggregate principal amount of NIS 3,300 thousand ($900 thousand) and repayable in one installment in January 2026 in an amount of $1,000 thousand. The loan bearing interest of 12%. As of December 31, 2024 the remaining principal amount is $961 thousand (including an interest of $238 thousand). The Company did not meet the interest payments, therefore the loan is classified as short-term loan.

12)

Loan received in February 2023, by HUB, in an aggregate principal amount of $2,500 thousand upon closing of the Business Combination (the “Secured Promissory Note”). The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand. The Company failed to meet the contractual terms of the Secured Promissory Note. As a result, the Company is required to pay Dominion Capital LLC and its affiliates (“Dominion”) an interest rate of 24% immediately. As of December 31, 2024 the remaining principal amount is $3,715 thousand.

Subsequent to December 31, 2024, the Company reached a settlement with Dominion. For more information please refer to Note 28(11).

13)	In November 2024, the Company received from Claymore a loan the amount of $500 thousand. The loan accrued interest at the rate of 10% of the principal amount and the interest rate will increase by 5% of the principal amount each week following December 15, 2024 until it is repaid. The loan is repayable upon the closing of the Company’s next financing.

Financial covenants:

In connection with bank loans whose balance as of December 31, 2024 approximates NIS 1,212 thousand ($332 thousand), the subsidiary, Aginix, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s adjusted equity will not be lower than NIS 500 thousand and its ratio to balance sheet will not be lower than 10%.

In connection with bank loans whose balance as of December 31, 2024 approximates NIS 22,187 thousand ($6,129 thousand), the subsidiary, Comsec, has undertaken towards the lending bank to meet the following financial covenants: the subsidiary’s customer debt to on-call bank credit will not be lower than 1.2 and the ratio of long-term debt less cash to EBITDA will not be higher than 3.5 at all times.

As of December 31, 2024, the subsidiary, Comsec, has reached and signed a settlement agreement on the above mentioned bank facilities and as such all old financial covenants were dismissed.

b.	As for collaterals and charges, see Note 22a below.

NOTE 14 –	TRADE PAYABLES

	December 31,
	2024	2023
	USD in thousands
Open debts	7,969	9,101
Checks payable	231	766
	8,200	9,867

Trade payables are non-interest bearing and are normally settled on average of 120-days terms.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –	OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023
	USD in thousands
Employees and payroll accruals	4,543	4,691
Accrued vacation pay	1,489	1,225
Government authorities	6,028	1,282
Accrued expenses	24,746	23,067
Current liability of government grants	270	265
Deferred revenues	680	1,205
Other	1,718	692
	39,474	32,427

NOTE 16 –	LONG-TERM LIABILITIES

a.	Composition of other long-term liabilities:

December 31, 2024

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	442	173

December 31, 2023

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants	11.5	412	147

The liabilities for government grants are linked to the USD-NIS exchange rate.

Government grants:

	December 31,
	2024	2023
	USD in thousands
Balance as of January 1,	412	1,289
Grants received during the year	-	-
Liability revaluation	30	(877)
Balance as of December 31,	442	412

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 –	LONG-TERM LIABILITIES (Cont.)

Presented in the statement of financial position as follows:

	December 31,
	2024	2023
	USD in thousands
In current liabilities	270	265
In non-current liabilities	172	147
	$442	$412

Government grants:

The Company received from the Government of Israel grants for participation in research and development in return for the payment of royalties of 3.5% on sales of products resulting from the funded research and development up to 100% of the grants received.

The financial statements include the liability in the amount which management expects to repay the Israel Innovation Authority (“IIA”) within ten years, discounted at a rate of 11.5%.

b.	The maturity profile of lease liabilities and liabilities for government grants:

December 31, 2024

	First year	Second year	Third year	Fourth year	Fifth year	Sixth year and onwards	Total
	USD in thousands
Lease liabilities	975	740	408	64	-	-	2,187
Liabilities for government grants	270	27	24	22	20	79	442
Total	$1,245	$767	$432	$86	$20	$79	$2,629

As of December 31, 2024, total grants received by HUB amount to $973 thousand and no material amount was paid. No new grants were received during 2024.

As of December 31, 2024, total grants received by ALD Software Ltd. (“ALD Software”), amount to $1,873 thousand and the total royalties paid were $467 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES

a.	Convertible loans

1.	On each of February 23, 2023, June 11, 2023 and July 7, 2023, the Company entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10,000 thousand (approximately $2,800 thousand), NIS 5,000 thousand (approximately $1,400 thousand) and NIS 1,850 thousand (approximately $500 thousand) respectively (each a “Shayna Loan" and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

Following an amendment that the Company entered into with Shayna on August 17, 2023, the Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a $20.00 per ordinary share.

Under the first Shayna Loan Agreement, the Company agreed to issue to the Shayna warrants to purchase a number of ordinary shares, equal to an amount of shares converted by the Shayna (in the event that the Shayna elects to convert a portion of the first Shayna loan), at an exercise price equal to the conversion price determined pursuant to the first Shayna Loan Agreement, which is 35% lower than the average price of Company’s ordinary shares in the five trading days preceding a conversion notice . The warrants are exercisable for 36 months from the signing date of the first Shayna Loan Agreement. Under the second Shayna Loan Agreement, the exercise price was amended to be equal to the conversion rate under the second Shayna Loan Agreement, which is 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the signing date of the second Shayna Loan Agreement, whichever is lower. The expiration date was also amended to be 24 months from the date of issuance of such warrant. Under the third Shayna Loan Agreement, the exercise price was changed to be equal to the conversion rate under the third Shayna Loan Agreement, which is: 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding July 8, 2023, whichever is lower.

Pursuant to the Shayna Loan Agreements, the Company agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144. The Company agreed to bear all the costs associated with such registration.

In addition, Shayna will not be allowed to convert the Shayna Loans, and we will not issue shares in respect of a conversion notice, if the conversion would require the approval of our shareholders in accordance with section 270(5) and section 274 of the Companies Law 5759–1999 (the “Companies Law”), and this conversion and allocation will be postponed to the earliest date given in accordance with section 270(5) and Article 274 of the Companies Law.

If, at any point following the conversion of the Shayna Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require us, to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be issued upon the exercise of warrants, which Shayna will be entitled to as a result of the conversion of the Shayna Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Shayna Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that we submit a registration document to the SEC to register our shares for sale by us or any other party and will also be entitled to participate in any sale of shares under that registration statement.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In connection with the Shayna Loans, the Company agreed to pay commission totaling NIS 467 thousand (approximately $125 thousand) to an affiliate of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $96 thousand per month (plus value added tax) in 12 equal monthly payments, totaling $1,151 thousand for advisory services to be provided pursuant to the Shayna Loan Agreements. The Company also agreed to pay a commission equal to NIS 375 thousand (approximately $105 thousand) together with warrants to purchase the Company’s ordinary shares having a value equal to NIS 375 thousand upon the date of grant to A-Labs.

Both loans were classified as short-term loans due to violation of the financial covenants in which the Company had to register the ordinary shares subject to the loan agreements within a period of 90 days of execution, however the Company failed to file such registration statements within such time periods.

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd., A-Labs and Uzi Moskovich, the Company’s former chief executive officer, (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Shayna Loan Agreements, then Shayna may, at its sole option, foreclose on the shares, in proportion of the holdings of each of the Pledgors, in exchange for assigning Shayna’s rights under the Shayna Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Shayna Loan Agreements will remain in effect.

If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

Pursuant to an agreement dated March 3, 2024 between Shayna and Akina Holding Limited (“Akina”), most of the rights of Shayna under the Shayna Loan Agreements were assigned to Akina. Thereafter, in March-May 2024, the Company made several amendments to the Shayna Loan Agreements involving Shayna and Akina, which are summarized below. For more information please refer to Note 28(13).

First Amendment – March 31, 2024

●	Conversion price: Shayna and Akina will be entitled to convert the loan amounts in their entirety, for up to a total of 512,937 ordinary shares (calculated under an agreed USD/NIS exchange rate of NIS 36.5 to $10.0, and at a conversion price of $9.0 per ordinary share), of which Akina will be entitled to receive 389,746 shares, and Shayna will be entitled to receive 123,192 shares.

●	Warrant coverage: total warrant coverage for the entire loan amounts, with the same number of shares and division between Akina and Shayna as detailed above, and an exercise price of $9.0 per ordinary share.

●	Limitation on Beneficial Ownership: standard clause limiting each of Shayna and Akina to 4.99%.

●	Condition to effectiveness: only when duly approved by the board of directors of the Company, at its sole discretion

Second Amendment – May 9, 2024

(i)	Conversion of a cash payment of $1,151 thousand payable for consulting fee under the Convertible Loan Agreements, to 127,867 ordinary shares of the Company (calculated under a conversion rate of $9.0 per ordinary share) and 127,867 warrants (with an exercise Price of $8.0 per ordinary share and an exercise period of up to 6 months); and

(ii)	Approval of the sale of Shayna rights under the Shayna Loan Agreements to receive certain converted shares and to exercise certain warrants from Shayna to another lender.

During the year ended December 31, 2024, Akina has converted the loan under the Shayna Loan Agreements into the Company’s ordinary shares, pursuant to which conversions the Company has issued 512,937 ordinary shares, and exercised a warrant to purchase 448,230 ordinary shares of the Company at an exercise price of $9.00 per share. In addition, Shayna exercised a warrant to purchased 127,867 ordinary shares of the Company at an exercise price of $8.00 per share.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

2.	On May 4, 2023, the Company signed a Securities Purchase Agreement (“SPA”) to issue Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”), up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for proceeds up to $16,000 thousand and warrants to purchase the Company’s ordinary shares. The first tranche occurred on May 8, 2023 and consisted of the issuance and sale of a Note with a price of $6,000 thousand, a principal amount of $7,200 thousand and the issuance of warrants to 245,821 ordinary shares with an exercise price of $35 and a term of 5 years. The price for the initial Note consisted of two separate funding amounts.

On August 23, 2023, as consideration for the amendments to the first tranche, the Company agreed to amend the Note and increase the principal amount of the Note from $7,200 thousand to $9,600 thousand.

The initial funding of $4,500 thousand was received by the Company (less legal fees and a 3.5% commitment fee) and the funding of the remaining $1,500 thousand was received during September 2023 (the “First Closing”). The second tranche consisted of the issuance and sale to Lind of a Note for $10,000 thousand and a principal amount of $12,000 thousand, and the issuance of additional warrants to acquire ordinary shares on the same terms as the warrants issued to Lind described above. The second closing (the “Second Closing”) will occur sixty (60) days following the registration of the ordinary shares issuable upon conversion of the Note and the ordinary shares. The Second Closing is subject to certain conditions precedent as set forth in the SPA. As of the date of these financial statements, the Second Closing has not yet occurred.

The Note issued under the SPA in the First Closing has a maturity date of May 8, 2025, and the Note issued under the SPA in the Second Closing will have a maturity date of 2 years from the date of issuance (the “Maturity Date”). Beginning on the date that is either the earlier of (1) a registration statement registering the ordinary shares issuable upon the conversion of the Notes and exercise of the warrants being declared effective by the SEC and (2) 120 days from the issuance date of each Note, the Company shall repay the Note in twelve consecutive monthly installments, (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to USD 600 thousands (the “Repayment Amount”), with the option of Lind to increase one Monthly Payment up to USD 1.5 million by providing written notice.

The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the Repayment Amount multiplied by 1.05, (ii) ordinary shares, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90%) of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the payment Date.

During the year ended December 31,2024, Lind converted an amount of $4,800 thousand into 705,582 ordinary shares.

During the year ended December 31,2023, Lind converted an amount of $4,800 thousand into 221,537 ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

3.	On February 26, 2023, the Company entered into two convertible notes agreements with Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Reverse Recapitalization (the “Vendor”). Pursuant to the convertible notes' agreements, AGP and the Vendor purchased an aggregate principal amount of $5,219 thousand and $349 thousand of convertible notes, respectively. Each convertible note will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024, and will be optionally convertible for Company ordinary shares, at any time prior to the convertible notes being paid in full.

On November 22, 2024, the Company and AGP entered into an amended and restated convertible note agreement (the “Amended Note”), which contemplates that AGP will convert $250 thousand of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be in the amount of $320 thousand and final conversion $230 thousand). Upon each conversion, one-seventh of the excess debt above $1,800 thousand will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If an aggregate amount of $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $4.00 floor. The floor price may be adjusted downward after three months if the market price falls below the floor price and does not subsequently increase above the floor price.

During the year ended December 31, 2023, the Company did not receive a conversion notice from AGP.

During the year ended December 31, 2024, AGP converted an aggregate amount of $1,070 thousand which was allocated to two parts: until November 2024, an aggregate amount of $500 thousand which was converted into 67,016 ordinary shares, while the remaining amount of $570 thousand, which was subject to the November 2024 Amended Note, converted into 127,729 ordinary shares.

4.	2023-2024 Investment by Accredited Investors

Between November 2023 and January 2024, the Company entered into Securities Purchase Agreements (the “First 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “First 2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $3,100 thousand (the “First 2023-2024 Accredited Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the First 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “First 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the First 2023-2024 Accredited Investor Notes was convertible into the Company’s ordinary shares at a rate of the lower of (i) $25.00 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The First 2023-2024 Accredited Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accredited Investors. The First 2023-2024 Accredited Investors had the right to convert the First 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

Pursuant to the First 2023-2024 Accredited Investor SPAs, the Company issued First 2023-2024 Accredited Investor Warrants which are exercisable into 16,796 ordinary shares. The First 2023-2024 Accredited Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accredited Investor Warrants and have a weighted average exercise price of $ 233.00.

Second 2023-2024 Accredited Investor Financing Transaction

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors” and together with the First 2023-2024 Accreditor Investors, the “2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550 thousand (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into between 0.05 and 0.1 ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into the Company’s ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $15.00. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accredited Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance.

As of December 31, 2024, the Company issued an aggregate of 181,689 ordinary shares following the conversion by the Second 2023-2024 Accredited Investors of Second 2023-2024 Accredited Investor Notes. Pursuant to the Second 2023-2024 Accredited Investor SPAs, the Company has issued Second 2023-2024 Accredited Investor Warrants which are exercisable into 20,000 ordinary shares. The Second 2023-2024 Accredited Investor Warrants are exercisable until September 14, 2025 for an exercise price of $150.. The exercise of the 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

5.	Tomas Gottdiener

In March-November 2024, the Company sold to an accredited investor (the “March-November 2024 Investor”), in a series of unregistered private transaction, notes (the “March-November 2024 Notes”) with an aggregate principal amount of $11,000 thousand, and warrants (the “March-November 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-November 2024 Investor (the “March-November 2024 Purchase Agreement”). The Company’s acquisition of QPoint’s shares that were not held by the Company to complete ownership of 100% of QPoint shares was partially funded by proceeds the Company received pursuant to the March-November 2024 Purchase Agreement.

The loan amount under the March-November 2024 Notes was repayable by the Company on (a) November 29, 2024 with respect to $1,000 thousand of the principal amount and (b) with respect to the remaining $10,000 thousand, the earlier of (i) August 10, 2024 with respect to $4,000 thousand of the principal amount and September 24, 2024 with respect to $6,000 thousand of the principal amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000 thousand. The principal amount under the March-November 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; (b) with respect to $2,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date; and (c) with respect to $2,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of such principal amount, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date.

If the March-November 2024 Notes are not repaid prior to the applicable maturity date, the March-November 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $5.00. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-November 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The March-November 2024 Warrants issued under the March-November 2024 Purchase Agreement were exercisable as follows: (i) March-November 2024 Warrants exercisable into 444,444 ordinary shares were exercisable at an exercise price equal to $7.00 per share until March 12, 2027, (ii) March-November 2024 Warrants exercisable into 400,000 ordinary shares were exercisable at an exercise price equal to $7.00 per share until April 3, 2027, (iii) March-November 2024 Warrants were exercisable into 100,000 ordinary shares are exercisable at an exercise price equal to $5.00 per share until June 26, 2027, (iv) March-November 2024 Warrants were exercisable into 200,000 ordinary shares are exercisable at an exercise price equal to $7.00 per share until June 26, 2027, and (v) March-November 2024 Warrants were exercisable into 150,000 ordinary shares are exercisable at an exercise price equal to $5.50 per share until June 26, 2027.

The conversion of the March-November 2024 Notes and the exercise of the March-November 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-November 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares. As of December 31, 2024, the entire amount of the loan was still outstanding.

6.	J.J. Astor Financing

In December 2024, the Company entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan the Company $2,200 thousand in consideration for a promissory `note in the principal amount of $2,750 thousand (the “December 2024 Note”). After fees and expenses, the net proceeds of the loan were $2,087 thousand. The December 2024 Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at the Company’s election.

The Company is entitled to prepay the December 2024 Note at any time, with declining discounts for prepayment within 30, 60 or 90 days. Upon an event of default, the outstanding principal amount will increase to 110% of the outstanding principal amount, plus interest thereon at the rate of 16% per annum. The December 2024 Note will be convertible by Astor following an event of default.

The conversion price of the December 2024 Note is 80% of the average of the four lowest VWAP prices for the 20 trading days prior to conversion but not lower than the 20% of the average of the four lowest VWAP prices for the 20 trading days prior to the closing date. To the extent that the conversion price is lower than such minimum price, the Company will be required to pay a make-whole payment.

One-half of the net proceeds of the amount the Company raises in any subsequent equity financing of less than $5 million will be required to be used to prepay the December 2024 Convertible Note, and all of larger equity financings will be required to be used to prepay the December 2024 Convertible Note.

The Company agreed to issue to Astor a five-year warrant to purchase 129,412 ordinary shares at an exercise price of $8.50 per share (the “December 2024 Warrant”), subject to adjustment in certain circumstances, including dilutive issuances. The Company undertook to register the shares issuable upon conversion of the December 2024 Convertible Note and upon exercise of December 2024 Warrant on the Company’s registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. The Company could be required to pay liquidated damages of up to 10% of the principal amount of the Note if the Company does not satisfy its obligations under the registration rights agreement on a timely basis. The December 2024 Convertible Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% the Company’s outstanding share capital at any time.

Each of the Company’s subsidiaries agreed to guarantee the December 2024 Convertible Note and the Company and each of its subsidiaries agreed to grant a subordinated pledge over its assets to secure the December 2024 Convertible Note, each to become effective following an event of default and receipt of consent from the Company’s senior lenders. Failure to obtain such consents will be deemed an event of default under the December 2024 Convertible Note. While the Company is currently in default of certain terms under the Loan Agreement with Astor, the Company is in discussions with Astor to restructure its obligations thereunder.

7.	Claymore Capital Financings

In August 2024, the Company entered into Securities Purchase Agreements with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4,000 thousand and warrants to acquire an aggregate of approximately 4.7 million ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to the lower of $7.00 and the price per share at which the Company sells ordinary shares to a third party, but in no event less than $5.00. The August 2024 Warrants are exercisable for a period of three years at an exercise price of $10.00 per share. In the event that the conversion price of the August 2024 Notes is reduced, the exercise price of the August 2024 Warrants will be reduced proportionately. Claymore Capital PTY Ltd. (“Claymore”) served as the placement agent for this transaction and received a fee of approximately $233 thousand in cash and a warrant to purchase approximately 110,000 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants.

In August 2024, Claymore agreed to extend a loan to the Company in the amount of $500 thousand with interest at the rate of 10% of the principal amount until it was subsequently repaid in August 2024. In November 2024, Claymore agreed to extend a loan of an additional $200 thousand with interest at the cumulative rate of 20% of the principal amount until it was subsequently repaid in December 2024.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In addition, in November and December 2024, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,100 thousand in exchange for convertible notes with an aggregate principal amount of $1,331 thousand and warrants to purchase an aggregate of 157,143 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $7.00, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $5.00. The warrants to purchase an aggregate of 157,143 ordinary shares are exercisable for a period of three years at an exercise price of $10.00 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing follow-on investments amounted to $77 thousand in cash, 110,000 ordinary shares and a warrant to purchase 36,666 ordinary shares on the same terms of the investors’ warrants.

In addition, in December 2024, Claymore and investors introduced by Claymore loaned the Company an aggregate of $111,250 in exchange for notes with an aggregate principal amount of $123,611 and warrants to purchase an aggregate of 111,250 ordinary shares. The notes are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000 thousand or the sale of the Company’s Qpoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price at 20% below the arithmetic average of the closing market prices per share of the ordinary shares in the five trading days prior to the maturity date, but not less than $5.00. The warrants to purchase an aggregate of 111,250 ordinary shares are exercisable for a period of three years at an exercise price of $5.00 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing loan amounted to $77,875 in cash, and a warrant to purchase 111,250 ordinary shares on the same terms of the investors’ warrants.

The conversion of the notes and warrants issued in the foregoing financings are limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares. The Company has undertaken to register the resale of the ordinary shares underlying such notes and warrants on a registration statement with the SEC.

The loans described above include conversion options. According to IAS 32, the conversion options are classified as financial liability, as the conversion rate does not comply with the fixed-to-fixed requirements since the conversion ratio to ordinary share is not fixed and depend on the share price of the Company.

The instrument as a whole constitutes a hybrid contract that include non-derivative host contract (“the loan”) and embedded derivative (the conversion option).

b.	Warrants Liabilities

In February 2023, at the effective time of the Reverse Recapitalization (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one share of RNER common stock (each a “RNER Share”) and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $115.00 per whole share (exercisable only for whole shares) (each, a “RNER Warrant”).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In addition, each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into the right to receive 0.0899 Company ordinary shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into the right to receive 0.0899 warrants of the Company (a “New Warrant”) subject to downward adjustment to the next whole number in case of fractions of warrants.

A total of 160,438 New Warrants to purchase three-fourths of one ordinary share of the Company were issued to holders of the RNER warrants, of which 5,359 warrants are private warrants and the remaining 155,078 warrants are public warrants. As a result of this conversion the New Warrants’ and the reverse share split at a ratio of 1:10 that was effected in December 2023 and in March 2025, the exercise price increased to $1,280 per each share.

The warrants were classified as financial liability and measured at fair value as of the issuance date. After the initial recognition, at each period end date, the warrants measured at fair value and all changes in fair value are recognized through profit or loss.

Through December 31, 2024, no warrants were exercised into ordinary shares of the Company.

c.

Fair Value measurements

The carrying amounts of cash and cash equivalents, restricted cash, restricted bank deposit, trade receivables, other account receivables, inventories, other short term loans, trade payables, other payables and other long term loans approximate their fair values due to the short-term maturities of such instruments.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2024
	Level 1	Level 3

Public warrants	583	-
Private warrants	-	13,301
Conversion component of convertible loans	-	5,141
Total	583	18,442

The Company classifies its public warrants as Level 1 based on quoted market price in active markets.

The Company measures the fair value of private warrants by the Black-Scholes model, which are classified as Level 3.

As of December 31, 2024, and December 31, 2023, the Company did not have any instrument measures at fair value, which was classified as Level 2.

The Company measures the fair value of Conversion component of convertible loans and warrants by using a Black-Scholes and Monte Carlo simulation models. All of those components are classified, as Level 3, due to the use of unobservable inputs.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The key inputs into the Black-Scholes models for the private warrants were as follows:

Input

December 31, 2024
Risk- free interest rate	4.25%
Expected term (years)	1.119-2.2
Expected volatility	143.23%
Exercise price	11.7-28.5
Underlying share price	6.9

The key inputs into the Black-Scholes or Monte Carlo simulation models for the Conversion component of convertible loans were as follows:

Shayna- Loan Agreements -Black Scholes- option

Input

December 31, 2024
Risk- free interest rate	4.18%
Expected term (years)	1.25
Expected volatility	149.39%
Exercise price	9.0
Underlying share price	6.9

Lind-Black Scholes- option

Input

December 31, 2024
Risk- free interest rate	4.3%
Expected term (years)	3.65
Expected volatility	143.23%
Exercise price	35.0
Underlying share price	6.9

2024 Accreditor Investors- Conversion component

Input

December 31, 2024
Risk- free interest rate	4.26%
Expected term (years)	2.5
Expected volatility	143.23%
Underlying share price	6.9

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

Gottdiener-Black Scholes- option

Input

December 31, 2024
Risk- free interest rate	4.1-4.26%
Expected term (years)	2.19-2.85
Expected volatility	140-143.23%
Exercise price	5.0-7.0
Underlying share price	6.9

Gottdiener-Monte Carlo- Conversion component

Input

December 31, 2024
Risk- free interest rate	4.4%
Expected term (years)	0.59
Expected volatility	135.82%
Underlying share price	6.9

Claymore-Black Scholes- option

Input

December 31, 2024
Risk- free interest rate	4.27-4.68%
Expected term (years)	1.63-2.91
Expected volatility	140.24-143.57%
Exercise price	5.0-7.0
Underlying share price	6.9

Claymore-Black Scholes- Conversion component

Input

December 31, 2024
Risk- free interest rate	4.24-4.25%
Expected term (years)	1.63-1.91
Expected volatility	143.57%
Exercise price	5.0
Underlying share price	6.9

Claymore- Monte Carlo- Conversion component

Input

December 31, 2024
Risk- free interest rate	4.25%
Expected term (years)	0.45
Expected volatility	135.38%
Underlying share price	6.9

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

JJ-Black Scholes- option

Input

December 31, 2024
Risk- free interest rate	4.32%
Expected term (years)	5
Expected volatility	143.23%
Exercise price	8.5
Underlying share price	6.9

The following table presents the changes in the fair value of liabilities:

	Public Warrants	Private Warrants	Conversion Component	Total

Fair value as of December 31, 2023	$217	$5,830	$4,215	$10,262
Issuance of conversion component related to the convertible loans.	-	-	2,411	2,411
Issuance of warrants related to the convertible loans	-	10,370	-	10,370
Exercise of warrants	-	(886)	-	(886)
Conversion of convertible loans into ordinary shares	-	-	(4,220)	(4,220)
Change in fair value	366	(2,038)	2,734	1,062
Adjustments arising from translating financial statements from functional currency to presentation currency	-	25	1	26
Fair value as of December 31, 2024	$583	$13,301	$5,141	$19,025

NOTE 18 –	FINANCIAL INSTRUMENTS

a.	Financial assets:

Financial assets at amortized cost:

	December 31,
	2024	2023
	USD in thousands
Trade receivable and other assets	14,789	14,950
Restricted bank deposit	388	61
Total current assets	15,177	15,011
Long-term deposit	165	328
Total non-current assets	165	328

b.	Other financial liabilities:

Other financial liabilities at amortized cost:
Short-term loans (1)	13,534	11,878
Convertible loans	24,763	14,449
Trade payables	8,200	9,867
Other accounts payable	39,474	32,427
Liabilities for government grants	442	412
Total other financial liabilities at amortized cost	86,413	69,033

Total current liabilities	86,240	68,886
Total non-current liabilities	173	147

(1)	The interest rate is Prime (Bank of Israel intrabank plus 1.5%) + 0.7%-4.85%.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 –	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial risk management objectives and policies:

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

Risk management is performed by the Company’s chief executive officer.

1)	Exchange rate risk:

The Group operates internationally and is therefore exposed to exchange rate risk arising from exposure to various foreign currencies, mainly the USD and the Euro. Exchange rate risk arises from future commercial contracts, recognized assets and liabilities that are denominated in a foreign currency other than the functional currency and net investments in foreign operations.

2)	Credit risk:

As of December 31, 2024, cash and cash equivalents amounted to $3,085 thousand. The entire cash and cash equivalents are invested with high quality financial institutions. The Company and the subsidiaries monitor customer debts on an ongoing basis and include specific allowances for doubtful accounts which adequately reflect the loss inherent in debts whose collection is doubtful as per the estimate of the Company and the subsidiaries.

3)	Liquidity risk:

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and loans (see also Note 1c).

4)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities with floating interest. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans (see also note 1c).

e.	Fair value:

The carrying amount of cash and cash equivalent, trade receivables net, other accounts receivable, short-term bank loans, Trade payables and other accounts payable approximates their fair value.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	NET EMPLOYEE DEFINED BENEFIT LIABILITIES

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

	Year ended December 31,
	2024	2023
	USD in thousands

Expenses in respect of defined contribution plans	1,632	2,264

b.	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amount in central severance pay funds or accrue for such provision (when the deposits are not made on time) in qualifying insurance policies.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

c.	Changes in the defined benefit obligation and fair value of plan assets

2024

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2024	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2024
	NIS in thousands
Defined benefit obligation	3,135	126	150	-	276	(537)	-	-	(13)	36	23	(21)	-	-	2,876
Fair value of plan assets	(2,266)	-	(108)	28	(80)	424	(191)	-	-	-	(191)	13	(125)	-	(2,225)

Net defined benefit liability (asset)	869	126	42	28	196	(113)	(191)	-	(13)	36	(168)	(8)	(125)	-	651

2023

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2023	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2023
	NIS in thousands
Defined benefit obligation	3,163	152	150	(212)	90	(36)	-	-	(24)	36	12	(94)	-	-	3,135
Fair value of plan assets	(2,123)	-	(104)	111	7	29	(109)	-	-	-	(109)	60	(130)	-	(2,266)

Net defined benefit liability (asset)	1,040	152	46	(101)	97	(7)	(109)	-	(24)	36	(97)	(34)	(130)	-	869

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

d.	The principal assumptions underlying the defined benefit plan:

	2024	2023
	%

Discount rate (1)	5.32	5.57
Expected rate of salary increase	3.18	3.19

(1)	The discount rate is based on high-quality CPI-linked corporate bonds.

e.	Amount, timing and uncertainty of future cash flows:

Change in defined benefit obligation
USD in thousands
December 31, 2024

Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:
1% salary increase	(209)
1% salary decrease	168

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:
1% increase in discount rate	186
1% decrease in discount rate	(230)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares in thousands
Ordinary shares with no par value	100,000	3,545	14,249	1,185

Effective from February 28, 2023, the Company’s shares were split in a ratio of 1:0.712434. Effective December 14, 2023, the Company’s shares were reverse split in a ratio of 10:1, In addition, effective March 28, 2025, the Company’s shares were reverse split in a ratio of 10:1 As a result, all ordinary shares, options for shares, warrants to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

b.	Movement in share capital:

i.	Issued and outstanding share capital:

Number of shares of no par value
in thousands

Balance as of January 1, 2024	1,185
Issuance of shares	1,774
Exercise of options and warrants	586

Balance as of December 31, 2024	3,545

ii.	Shares issued :

1.	SPAC

As for the accounting treatment of the Reverse Recapitalization in respect of the transaction with RNER, see Note 1c above.

In February 2023, at the effective date of the Reverse Recapitalization, the Company issued 45,332 ordinary shares and 160,438 warrants.

2.	PIPE

On March 23, 2022, concurrently with the execution of the business combination agreement, the Company entered into the Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 5,000 ordinary shares at $10.00 per share for gross proceeds of approximately $50,000 thousand (the “PIPE Financing”) on the Closing Date. The PIPE Financing did not consummate at closing of the Reverse Recapitalization as the PIPE Investors failed To remit payment for the shares to be purchased. In March 2023, the Company received approximately $4,000 thousand of the $50,000 thousand in proceeds from the PIPE Financing and issued approximately 4,000 shares in respect thereof. While the Company is considering possible alternatives in order to pursue the majority of the remaining funds committed as a part of the PIPE investment from the investors, it is uncertain if the Company will be able to receive the remaining PIPE funds.

3.	2022 Investors

In October 2022, the Company signed investment agreements with different investors for a total of 9,119 shares in the price of NIS 863 ($247) – each unit includes 1 ordinary share with no par value and one warrant with an exercise price of NIS 949 ($260). The warrants vested immediately upon issuance and will be exercisable for 30 months from the respective date of issuance. The aggregate amount raised through this private offering was approximately NIS 7,900 thousand ($2,250 thousand) with an issuance cost of $224 thousand. According to the terms of the investment agreement, the Company has 45 days from the closing date to issue the shares to the investors or otherwise it would need to repay it with an additional 10% interest. The actual issuance of shares took place on February 2023, and therefore as of December 31, 2022, the total investment amount was classified as a liability. The shares were issued during February 2023.

4.	Investors Settlement Agreement

In order to settle various claims by the Company past investors, several allocations were made during 2023 to such past investors. Such allocations were as follows:

* Elyakim Shmuel Baruch Kislev – 2,000 shares (pre-split) were allocated.

* Lior Tamar Investments – 2,500 shares (pre-split) were allocated.

5.	ELOC - Equity Line of Credit

On March 28, 2023 the Company and Dominion Capital LLC (“Dominion”), the manager of RNER’s sponsor, entered into a Firm commitment for an ELOC, which is an equity line instrument whereby the Company, subject to the terms in the equity purchase agreement, may issue up to $10,000 thousand of the Company’s ordinary shares over the course of 36 months. In consideration for Dominion’s commitment to purchase the Company’s ordinary shares, upon execution of the equity purchase agreement, the Company issued to Dominion 100,000 of the Company’s ordinary shares. Expense of $1,570 thousands related to these shares was recognized within other expenses in the Company’s consolidated statements of profit and loss. As of December 31, 2023 the Company did not meet the terms in the Equity purchase agreement and no shares were issued under the equity purchase agreement. In addition, Dominion advanced the Company an aggregate amount of $2,500 thousand upon closing of the Reverse Recapitalization, as the upfront commitment. In connection with the equity line of credit, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the equity line of credit commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand. Dominion claims that the Company failed to meet the contractual terms of the Secured Promissory Note. As a result, the Company is required to pay Dominion an interest rate of 24% immediately.

6.	Lind

During November and December 2023, pursuant to Lind SPA as described in Note 17(2) Lind converted an aggregated amount of $4,800 thousand into 221,537 ordinary shares.

7.	Accredited Investors

During 2023, pursuant to Accredited Investor Notes as described in Note 17(4) certain Accredited Investors converted an aggregated amount of $1,300 thousand into 115,022 ordinary shares.

8.	Warrants exercise

During the year ended December 31, 2023, 1,300 warrants were exercised into 1,300 ordinary shares of the Company for total consideration of $233 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY (Cont.)

9.	Accredited Investors

During 2024, pursuant to Accredited Investor Notes as described in Note 17(4) certain Accredited Investors converted an aggregated amount of $1,000 thousand into 66,667 ordinary shares.

10.	Lind

During 2024, pursuant to Lind SPA as described in Note 17(2) Lind converted an aggregated amount of $4,800 thousand into 705,582 ordinary shares.

11.	AGP

During 2024, pursuant to AGP Convertible Loan Agreement as described in Note 17(3) A.G.P converted an aggregated amount of $1,070 thousand into 194,747 ordinary shares.

12.	Shayna

During November and December 2023, pursuant to Shayna Convertible Loan Agreement as described in Note 17(1) Akina converted an aggregated amount of $4,616 thousand into 512,937 ordinary shares.

13.	Claymore

During November 2024, pursuant to Claymore Convertible Loan Agreement as described in Note 17(7) Claymore converted an aggregated amount of $275 thousand into 50,000 ordinary shares.

14.	Finders Fee

a.	In April 2024, pursuant to a Finder Fee Agreement, the Company allocated an aggregated amount of 14,231 ordinary shares.

b.	In April 2024, pursuant to a Finder Fee Agreement, the Company allocated an aggregated amount of 20,000 ordinary shares.

15.	Investors Settlement Agreement

In order to settle various claims by the Company past investors, several allocations were made during 2024 to certain past investors in the amount of 6,903 ordinary shares.

16.	IR Services Agreements

During March and June 2024, pursuant to an IR services agreement, the Company granted an aggregated amount of 94,545 ordinary shares.

17.	Consulting Agreement

In June 2024, pursuant to a Consulting Agreement, the consultant was allocated an aggregated amount of 3,202 ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY (Cont.)

18.	Private warrants exercise

During the year ended December 31, 2024, 57,096 private warrants were exercised into 57,096 ordinary shares of the Company for total consideration of $5,057 thousand.

c.	Warrants classified as equity:

The Company has 182,778 registered and outstanding warrants that are exercisable into 182,778 ordinary shares of no par value each for an average exercise increment price of $223.16. These warrants are classified in equity.

d.	Treasury shares - Company shares held by the Company:

The interests of the Company in the Company’s shares are as follows:

	December 31,
	2024	2023
	%

% of issued share capital	0.24	0.54

e.	Capital management in the Company:

The Company’s capital management objectives are:

1.	To preserve the Group’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group’s business activity.

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

NOTE 21 –	SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees and officers is shown in the following table:

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Equity-settled share-based payment plans	2,070	7,115	10,516

b.	Grants of options to employees and interested parties:

As part of the business combination agreement described in Note 1b above, on June 21, 2021, the Company allocated 178,108 share options to senior officers, employees and consultants of the Company and to an investment bank assisting the transaction, consisting of grants to employees, key management personnel and interested parties. Following are data of the value of share options granted to key management personnel and interested parties in HUB.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	SHARE-BASED PAYMENT (Cont.)

1.	2021 Employee Stock Option Plan:

The Company has authorized through its 2021 Employee Stock Option Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 106,865 ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of the grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant. As of December 31, 2024 there are no options available for future grants.

c.	Movement of share options during the year:

The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Share options outstanding at beginning of year	37,157	100.4	84,415	160.2
Share options granted during the year	-	-	12,824	11.4
Share options exercised during the year	(680)	0.5	14,588	12.8
Share options forfeited during the year	(132)	0.4	955	0.4
Share options expired during the year	(19,912)	165.1	44,538	179.1

Share options outstanding at end of year	16,433	28.4	37,158	100.1

Share options exercisable at end of year	16,104	25.2	35,969	99.5

Each option is exercisable into one ordinary share of no par value.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 was 7.6 years.

The range of exercise prices for share options outstanding as of December 31, 2024 was NIS 1.4- NIS 610.9 ($0.4-$165.1).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	SHARE-BASED PAYMENT (Cont.)

A summary of the status of RSUs under the Plan as of December 31, 2024 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year*	161,569
Granted	-
Vested	(43,697)
Forfeited and cancelled	(13,094)

Outstanding at end of year	104,778

*	This includes shares granted with performance obligations which were not fulfilled as of December 31, 2024.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2024, 2023 and 2022, was comprised as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	-	35	206
Research and development expenses	(11)	3,010	603
Sales and marketing expenses	(32)	211	1,504
General and administrative expenses	2,113	3,859	8,203

Total share-based payment	2,070	7,115	10,516

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES

a.

Charges

To secure its liabilities to banks, the Group recorded a floating charge on its entire assets and a fixed charge on share capital and goodwill and all other assets and rights of any type or kind that the Company has or will have in the future. The balance of the amounts pledged under said charge amounts to $688 thousand as of December 31, 2024 ($1,788 thousand as of December 31, 2023) in order to receive guarantees in an aggregate of $946 thousand.

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

b.

Guarantees

As of December 31, 2024, the consolidated statement of financial position includes bank guarantees totaling approximately to $946 thousand that have been granted to customers and suppliers in connection with tender-based performance contracts and office lease.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

c.	Contingent liabilities

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

The below is a brief summary of the litigation and other proceedings the Company is currently facing:

1.	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an insurance reimbursement claim against approximately 16 defendants, with HUB being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case, based on legal counsel assessment a provision was not recorded.

2.	Contract Tender Litigation – On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800 thousand (approximately $250 thousand) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

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

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the mediation attempt did not yield a settlement. On September 3, 2024 the parties notified the court the mediation attempt has failed, and on that day the court ruled that the parties would submit their written summaries by November 3, 2024. The plaintiffs filed their summaries on October 1, 2024 and the defendants filed their summaries on February 19, 2025. A provision was recorded in the financial statements at the amount of $300 thousand based on legal counsel assessment.

3.	PIPE Financing Litigation – On March 6, 2023, Mr. Maj'haj Avner (the "Applicant") filed a class action certification motion (the "Motion to Certify") against the Company and eight additional respondents in the District Court in Tel Aviv, alleging that the Company’s public announcement that it received irrevocable investment commitments as part of the PIPE Financing was false. The Applicant seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The Applicant claims personal damages in the amount of NIS 50,752, while the claim for the alleged damage for the members of the affected group was valued at a total of more than NIS 2,500 thousand. The Motion to Certify also asserts that the Company's alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, a violation of disclosure obligations under the Israeli Securities Law, and a violation of other statutory duties. On January 30, 2024, eight respondents filed a motion to dismiss outright the Motion to Certify (the "Motion to Dismiss") as well as a motion to extend the deadline for filing the Company's response to the Motion to Certify. The court ultimately rejected the Motion to Dismiss at a hearing on March 24, 2024. On June 2, 2024, eight respondents filed their response to the Motion to Certify in which they requested that the confidentiality of certain items of its response be maintained, which request was subsequently granted by the court.

On July 2, 2024, the Applicant responded to the response filed by the eight respondents and on July 9, 2024, sent the eight respondents a demand for disclosure of documents (the “Disclosure Request”). At a hearing held on July 10, 2024, the court recommended that three respondents be removed from the Motion to Certify and the Applicant waive all cause of action that do not relate to the Securities Law which recommendations the Applicant subsequently adopted. At the same hearing, the court ordered five of the respondents to respond to the Disclosure Request by August 11, 2024 and that if the Applicant does not receive a satisfactory response to the Disclosure Request by such date, the Applicant should submit to the court a motion for discovery of documents by September 1, 2024, to which the respondents would be required to respond by September 30, 2024. The Company was also instructed to inform the court by September 23, 2024, if it still stands by its motion regarding confidentiality. A preliminary hearing was held on November 4, 2024. On December 2, 2024, the Applicant filed a motion to summon additional witnesses. As part of this motion, the Applicant asked the court to summon several additional witnesses, including the PIPE investors, the remaining respondents in the motion to certify, and other individuals associated with the Company.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

On December 29, 2024, the Applicant filed a motion to remove the confidentiality protection from several documents provided to him by the Company. On January 5, 2025, the court denied the applicant's motion to remove confidentiality of the documents that were transferred, without requiring a response from the respondents.

On January 5, 2025, the respondents filed their response to the motion to summon additional witnesses. On January 15, 2025, the Applicant filed his reply to the respondents' response on this matter. The court has yet to issue its decision regarding this matter. At this stage, it is difficult to assess or determine what would be the level of exposure if any.

On March 31, 2025, the court issued a decision regarding the request to summon additional witnesses. The court approved the summoning of three witnesses. The court allowed the possibility of submitting an affidavit by one of the witnesses. On March 27, 2025, the respondents informed the court that they wish to submit an affidavit on behalf of one of the witnesses. On the same day, the court issued a decision stating that the affidavit submitted by May 4, 2025. The date was extended to May 29, 2025.

On April 6, 2025, a decision was issued by the court stating that, due to the court’s constraints, the previously scheduled evidentiary hearings in this case must be postponed to another date. Alternative evidentiary hearings were scheduled for October 20–21, 2025.

On April 7, 2025, a request to review the case was submitted by Yuval Lev (the Applicant in Lev case). On the same day, the court issued a decision requiring the parties to respond to this request by April 27, 2025 (the date was postponed to May 7, 2025. On April 10, 2025, a response was submitted on behalf of the petitioner in this case, stating that he agrees to the request for case review.

4.	Oppenheimer Suit - On June 12, 2023, Oppenheimer filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with RNER. The complaint alleges that the Company owes Oppenheimer in excess of $12,000 thousand (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. As a settlement agreement was reached in February 20, 2025 this claim was dismissed on February 21, 2025.

5.	Dominion Capital Suit and Insolvency Petition - In December 2023, Dominion, a sponsor of the SPAC, RNER., sued the Company in a New York State Court alleging that the Company failed to repay $2,500 thousand million that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserted that it was entitled to damages in the amount of the loan principal plus interest and attorneys’ fees and was awarded summary judgment.

On April 10, 2024, Dominion, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. A response by the Company objecting to the petition was filed by the Company on May 26, 2024 and a response to the response was filed by Dominion on June 13, 2024. The preliminary hearing was set for October 7, 2024.

On February 20, 2025, the Company and Dominion agreed to settle the claims for $4.5 million, with $400 thousand being payable by February 21, 2025, $200 thousand payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390 thousand from March to December 2025. Dominion agreed that, upon receipt of the first installment payment, it will file a motion to stay the Israeli insolvency proceedings, and upon receipt of the second installment payment, it will file a motion to cancel the Israeli insolvency proceedings. The Israeli insolvency proceedings were eventually dismissed on March 7, 2025

As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $15.00 and the Nasdaq floor price.

In the event Claymore defaults on its installment payment obligations to Dominion, the principal amount of the note will be reduced by 1.667 times the amount of such installment. The Company also undertook to grant Claymore liens on the Company’s shares in BST. and on incoming revenues of the Company in the amount of $6 million in the event that an insolvency event occurs prior to August 20, 2025 or if Nasdaq does not grant the Company the opportunity to come into compliance with its listing conditions by no earlier March 31, 2025.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

6.	Class Action Suit

HUB Cyber Security Ltd. 1:23-cv-05764 (S.D.N.Y.): This case consolidates into one securities class action the complaints filed in the cases styled Efrat Investments LLC et al. v. Hub Cyber Security Ltd., and Green v. Hub Cyber Security Ltd. f/k/a Hub Cyber Security (Israel) Ltd., et al. This action names the Company and current and former officers and directors of the Company (including Eyal Moshe, Hugo Goldman, Uzi Moscovich, Zeev Zell, Moshe Raines, Manish Agarwal, and Moti Franko, “Individual Defendants”) as defendants (collectively, “Class Action Defendants”). Certain shareholders—individuals and entities that purchased or otherwise acquired Company securities pursuant to and/or traceable to the offering materials issued in connection with the Transaction—have alleged that the Class Action Defendants made material misstatements and omissions in the offering materials issued in connection with the Transaction. The shareholders have alleged that the offering materials incorrectly stated that Hub Cyber Security (Israel) Ltd. had secured a committed financing arrangement, contained material misstatements and omissions concerning the Company’s internal controls and misuse of Company funds, and contained materially misleading information concerning the Company’s product. The shareholders seek damages from the Class Action Defendants and/or tender their shares to Class Action Defendants for recovery of the consideration paid therefor. The Company is defending itself vigorously. The Company moved to dismiss the action, and the Court dismissed certain portions of the Plaintiffs’ claims. Discovery has now commenced.

7.	A few former Israeli employees filed a claim in the Tel Aviv Labor Court:

i.	A former employee filed a claim against Comsec in the amount of NIS 846,716 alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024. On February 23, 2025 the case was settled for NIS 50,000.

ii.	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 271,593. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. A settlement between the Company and the plaintiff was signed at an amount of $34 thousand on November 7, 2024. The settlement was paid upon two installments on January 17, 2025 and March 30,2025.

8.	Following the findings of the Special Committee, the Company has also filed a claim against two former employees:

(a)	On June 1, 2023, the Company filed a claim against its former Chief of Staff and VP HR and wife of the Company’s former chief executive officer, in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On January 2024 a preliminary hearing was held during which, the parties agreed that a consent judgment would be given stating that the amounts accumulated in the former employee’s name in the provident funds will not be released to either of the parties or to any third party until a final judgment is rendered in the Company's claim against the former employee. A judgment was issued in accordance with the parties' agreements as stated. On February 26, 2024, the Company filed a new claim against the former employee for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On June 26, 2024, the former employee filed her statement of defense. On July 21, 2024, the former employee filed a counterclaim in the amount of NIS 1,268 thousand. The former employee alleges that this amount is owed to her due to an unlawful termination process carried out against her, which was accompanied by rude behavior, disrespect, and humiliation. In all, the former employee demands the following payments and compensation from the Company: (i) release of severance pay funds accumulated in her favor, (ii) completion of severance pay in the amount of NIS 30,008, (iii) compensation for delayed severance pay, (iv) six months' advance notice pay amounting to NIS 460,590, (v) compensation for gender discrimination and damage to reputation and good name in the amount of six salaries amounting to NIS 460,590, (vi) compensation for dismissal in bad faith, arbitrarily and without a hearing, and workplace bullying in the amount of NIS 230,295, (vii) an annual bonus of NIS 76,765, and (viii) reimbursement of expenses for a business trip abroad on behalf of Hub amounting to at least NIS 10,233. The next hearing in the claims is scheduled for September 8, 2025.

(b)	On November 11, 2023, the Company filed a claim against its former chief executive officer in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the court to consolidate the Company’s claim against its former chief executive officer and claim against his wife, the Company’s former Chief of Staff and VP HR described above. Both former employees submitted their response to such a request and on June 26, 2024, the court decided that both claims will be handled by a panel of the court but it did not yet decide whether to consolidate the claims. On August 4, 2024, Hub submitted a request to complete the discovery and inspection proceedings by October 15, 2024. On February 16, 2025, the former CEO filed a discovery affidavit and the Company must file its affidavits in response on May 14, 2025. On September 8, 2025, an evidentiary hearing is scheduled to be held.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INVESTMENTS IN SUBSIDIARIES

a.	Investment in ALD Software:

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

On May 26, 2010, the Company signed an agreement for investing in Qpoint, which is engaged in IT and software testing. According to the agreement, after the investment is made, the Company will hold 46.52% of Qpoint’s issued and outstanding share capital on a fully diluted basis and will have the power to determine Qpoint’s financial and operational policies, among others by having veto rights on budgets, capital raising, financing, dividend distribution and appointing the chief executive officer and chief financial officer to Qpoint’s board of directors, since each of the two other shareholders in Qpoint had provided the Company an irrevocable proxy for approximately 7% each of Qpoint’s ordinary shares owned by them, conferring the Company about 60% of the voting rights in general meetings. Consequently, the Company consolidates Qpoint in its financial statements from the second quarter of that year.

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

As part of the investment agreement, the parties signed a service agreement according to which the Company will grant Qpoint various services such as comprehensive accounting, marketing, management, administration and office maintenance. In return, Qpoint will pay the Company management fees of 3%. Of the annual tunrover This agreement remains in effect as long as the Company holds 25% of Qpoint’s share capital.

On April 3, 2024 the Company acquired for NIS 25,000 thousand in cash the shares of Qpoint. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000 thousand on the signing date; (ii) NIS 16,000 thousand on the closing date (which was April 8, 2024); (iii) an additional NIS 5,000 thousand no later than February 10, 2025 (of which NIS 2,500 thousand was already paid by June 5, 2024). As of December 2024, the Company paid the full transaction fee.

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

On September 27, 2021, the Company signed an agreement for the purchase of the entire issued and outstanding share capital on a fully diluted basis of Comsec, including owners’ loans and capital notes (collectively – “the securities”), from Eldav Investments Ltd. (“the seller”). In return for the securities, the Company paid NIS 70,000 thousand ($21,848 thousand) (“the purchase price”), of which NIS 40,000 thousand ($12,484 thousand) in cash and NIS 30,000 thousand ($9,363 thousand) in Company shares. The purchase price was paid to the seller upon closing.

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

The acquisition transaction was completed on November 17, 2021 and from that date, the Company consolidated the financial statements of Comsec in the consolidated financial statements.

d.	Debt Arrangement with Comsec Creditors and a Vendor Settlement

Comsec Group and the Company have reached a settlement agreement with a Vendor, which is one of the creditors, and whose debt is also covered by a guarantee by the Company.

According to the settlement agreement, a vendor will receive an amount of NIS 13,656 thousand according to the following payment schedule:

(i)	NIS 5,000 thousand until April 7, 2024

(ii)	NIS 4,328 thousand until May 15, 2024

(iii)	NIS 4,328 thousand until July 15, 2024

Commencing in 2025, the Company has paid in full the entire outstanding debt owed to the vendor.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

		Year ended December 31,
		2024	2023	2022
		USD in thousands

a.	Cost of revenue:
	Salaries and related expenses	19,790	28,098	29,972
	Subcontractors and consultants	3,879	8,359	12,980
	Depreciation, amortization and impairment	-	4,757	1,659
	Material	48	-	461
	Impairment expenses	-	-	438
	Other	798	693	401
		24,515	41,907	45,911

b.	Research and development expenses, net:

	Salaries and related expenses	1,994	6,879	5,201
	Other	8	298	406

		2,002	7,177	5,607
	Less – government grants	-	(1,291)	(33)
		2,002	5,886	5,574

c.	Sales and marketing expenses:

	Salaries and related expenses	2,732	4,239	7,972
	Advertising and public relations	1,329	236	306
	Depreciation, amortization and impairment	1,030	6,026	12,688
	Other	366	193	708
		5,457	10,694	21,674

d.	General and administrative expenses:

	Salaries and related expenses	6,369	8,409	16,089
	Depreciation and amortization	1,111	1,463	1,680
	Office Maintenance	1,600	1,392	1,410
	Consulting	4,466	16,716	16,627
	Professional services	5,799	3,486	3,575
	Impairment expenses	572	10,643	14,618
	Insurance	1,983	1,622	26
	Other	1,730	5,441	3,246
		23,630	49,172	57,271

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

		Year ended December 31,
		2024	2023	2022
		USD in thousands
e.	Other expenses, net:
	Governmental grants income	(173)	(1,159)	-
	Loss on disposal of assets	354	-	-
	ELOC	-	1,570	-
	RNER listing expenses	-	12,312	-
		181	12,723	-

f.	Finance income and expenses:
	Finance income:

	Gain from exchange rate differences	-	271	19
	Changes in fair value of financial instruments	1,672	-	-
	Interest income	548	213	450
		2,220	484	469
	Finance expenses:
	Loss from exchange rate differences	391	-	-
	Bank fees	286	109	145
	Changes in fair value of financial instruments	-	247	-
	Interest expenses	11,909	6,838	1,239
		12,586	7,194	1,384

NOTE 25 –	TAXES ON INCOME

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

The Israeli corporate tax rate was 23% in 2024, 2023 and 2022.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	TAXES ON INCOME (Cont.)

B.	Principal tax rates applicable to subsidiaries resident outside of Israel:

Company incorporated in the United States – tax rate of 24%.

Company incorporated in the Netherland – tax rate of 19%.

C.	Final tax assessments:

The Company and its subsidiaries had tax assessments through the 2018 tax year, and are deemed final.

D.	Carryforward tax losses:

The Company has business losses that can be carried forward totaling approximately $174,078 thousand. The Company did not create deferred taxes in respect of these business losses and other temporary differences as it does not expect to generate taxable income in the foreseeable future.

E.	Deferred taxes:

Composition and movement in deferred taxes:

	In non-current liabilities (1)	In non-current assets (1)
	USD in thousands

Balance as of January 1, 2023	(3,432)	3,271

Charged to profit or loss	1,725	(1,686)
Adjustments arising from translating financial statements from functional currency to presentation currency	132	(126)

Balance as of December 31, 2023	(1,575)	1,459

Charged to profit or loss	404	(368)
Adjustments arising from translating financial statements from functional currency to presentation currency	14	(13)

Balance as of December 31, 2024	(1,157)	1,078

As shown on balance sheet (2):	(79)	-

(1)	The deferred taxes are computed at a tax rate of 23%.

(2)	The deferred tax shown above is not netted off within companies. The balance sheet shows the net position.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	TAXES ON INCOME (Cont.)

F.	Taxes on income included in profit or loss:

	Year ended December 31,
	2024	2023	2022*
	USD in thousands

Current taxes	276	210	131
Deferred taxes	(37)	(39)	(1,039)
Tax previous years	318	-	132
	557	171	(776)

*	Comparative figures including the discontinued operation results.

G.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, is as follows:

	Year ended December 31,
	2024	2023	2022
	USD in thousands

Loss before taxes on income	(36,589)	(84,435)*	(80,739)*

Statutory tax rate	23%	23%	23%

Tax computed at the statutory tax rate	(8,415)	(19,420)	(18,570)

Increase (decrease) in taxes on income resulting from the following factors:
Adjustment of deferred tax balances relating to prior years	(37)	-	-
Different tax rate applicable to foreign subsidiary	(4)	(2)	(225)
Utilization of carryforward losses for which no deferred taxes were computed in the past	(31)	(98)	-
Other losses and temporary differences for which no deferred taxes were computed	7,380	19,026	17,699
Non-deductible expenses for tax purposes	853	-	-
Tax previous years	318	-	132
Other, net	493	665	225

Taxes on income	557	171	(739)

*	Comparative figures including the discontinued operation results.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

a.	Balances with interested and related parties:

December 31, 2024

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	725	33
Loan	-	66	-

December 31, 2023

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	220	18
Loan	-	66	-

Credit Line to BST

The Company provided a loan to BST, a company whose board of directors includes the Company’s Chief Executive Officer.

On December 4, 2023 the parties entered into a Loan and Security Agreement (the “BST Loan Agreement”). Under the BST Loan Agreement, upon the request of BST, the Company may make, at its sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000 thousand.

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

Through December 31, 2024, the Company has provided to BST an aggregated amount of $2,662 thousand under the BST Loan Agreement, of which $1,023 thousand was provided until December 31, 2023 and $1,639 thousand was provided until December 31, 2024, while $323 thousand were recorded as selling and marketing expenses in 2023 and $399 thousand were recorded as finance income. As of December 31, 2024, $2,739 thousand was presented as part of other receivables. Please also refer to Note 28.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

b.	Salaries and benefits to interested and related parties:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses, net:
Salary and related benefits to CEO and director employed by the Company (controlling shareholder) including cost of share-based payment (1)	592	132	-
Fees of directors not employed by the Company including cost of share-based payment (7)	625	566	312
Salary and related benefits to formerly Deputy CEO including cost of share-based payment (2)	476	811	3,872
Salary and related benefits to the former VP Human Resources including cost of share-based payment (4)	-	28	1,140
Salary and related benefits to formerly Chairman of the Board including cost of share-based payment (3) (6)	-	-	2,355
Salary and related benefits to formerly Deputy CEO and COO including cost of share-based payment (5) (6)	-	-	1,777
	1,693	1,537	9,456

(1)	Relates to the cost of employment of Mr. Noah Hershkovitz, director of the Company as of October 3, 2023 and chief executive officer of the Company as of December 4, 2023.

(2)

Relates to the cost of employment of Mr. Uzi Moskowitz director and former chief executive officer in the Company, who no longer serves as the chief executive officer of Company since December 4, 2023. and Eyal Moshe former director and former chief executive officer of the Company who is also controlling shareholder in the Company, excluding any misappropriates expenses. Mr. Moshe ceased his role as chief executive officer on February 2, 2023, and his employment was terminated effective July 24, 2023 for cause in connection with these unauthorized expenses.

(3)	Relates to the cost of employment of Dr. Zigmund Bluvband, formerly the Chairman of the Company’s board of directors. Dr. Zigmund no longer works at the Company since April 30, 2022.

(4)	Relates to the cost of employment of Ms. Ayelet Bitan, Chief of Staff in the Company and the spouse of Mr. Eyal Moshe, a controlling shareholder in the Company, excluding any allegedly misappropriated expenses as detailed in Note 1d. Ms. Bitan resigned in February 2023.

(5)

Relates to the cost of employment of Mr. Dotan Moshe, former Deputy chief executive officer and chief operating officer in the Company, who is also the son-in-law of Dr. Zigmund Bluvband. Mr. Dotan no longer works at the Company since May 15, 2022. In February 2023 he began consulting the Company.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

(6)	Key management personnel.

(7)	Other interested and related parties.

●	The salary and related benefits amounts including the additional expenses of the extension in 2022 of the expiry date of options as detailed in note 17.

●	Mr. Hershcoviz holds 9.99% of one of the Company service providers, A-Labs. Therefore, any decision regarding A-Labs transactions will require special approval as a related party transaction. In addition, Mr. Hershcoviz is also acting as a director in BST.

c.	Transactions with interested and related parties:

Year ended December 31, 2024

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	-	1,068	625	1,693
	-	1,068	625	1,693

Year ended December 31, 2023

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	141	829	566	1,537
	141	829	566	1,537

NOTE 27 –	SEGMENTS

a.	Business segments – chief reporting:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows.

1.	Product and Technology Segment – the Company develops and markets integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment. The Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS (Cont.)

2.	Professional Services Segment – the Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services. These segments share a unified product development, operations, and administrative resources.

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

Below is data relating to business segments:

	Year ended December 31, 2024
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	28,523	1,039	-	29,562

Total revenues	28,523	1,039	-	29,562

Segment results (operating loss)**	(17,086)	(9,137)	-	(26,223)

Finance expenses, net				(10,366)

Loss before taxes on income				(36,589)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS (Cont.)

	Year ended December 31, 2023
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	41,589	1,068	-	42,657

Total revenues	41,589	1,068	-	42,657

Segment results (operating loss)**	(30,690)	(33,153)	(13,882)	(77,725)

Finance expenses, net				6,710

Loss before taxes on income				(84,435)

*	Expenses related to RNER merger transaction and ELOC See Note 5 and Note 28 respectively.
**	In the year ended December 31, 2023, the Company recorded impairment of goodwill and intangible assets related to professional service and product and technology segments in the amount of $12,735 thousand and $2,523 thousand, respectively.

b.	Geographical segments:

Below is revenue by country, based on customer location, geographical segments were not analyzed due to immateriality (most of the Company revenues and the carrying amounts of non-current assets are in the Company’s country of domicile (Israel)):

Year ended December 31, 2024

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	27,808	699	1,055	-	29,562

Main customers:

Year ended December 31, 2024
USD in thousands
Turnover with main customers (1):
Customer A	2,373
Customer B	2,104

4,477

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS (Cont.)

(1) Customers in the Professional Services segment.

% of total sales

Customer A	8.02%
Customer B	7.11%
15.13%

Year ended December 31, 2023

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	40,364	334	1,669	290	42,657

Main customers:

Year ended December 31, 2023
USD in thousands
Turnover with main customers (1):
Customer A	7,602
Customer B	4,726

12,328

(1) Customers in the Professional Services segment.

% of total sales

Customer A	17.82%
Customer B	11.08%
28.9%

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	EVENTS AFTER THE REPORTING DATE

1. BST Acquisition

On January 15, 2025, the Company entered into an Agreement and Plan of Merger with BST, pursuant to which, on January 27, 2025, BST merged with and into a wholly-owned subsidiary of the Company. As a result of the merger, BST and its subsidiaries became subsidiaries of the Company and the equityholders of BST received 2,965,366 ordinary shares of the Company and pre-funded warrants to purchase 664,373 ordinary shares of HUB. Such shares constituted approximately 42.56% of the Company’s outstanding ordinary shares on a post-closing basis and approximately 29.91% of the Company’s share capital on a fully-diluted, post-closing basis (after giving effect to additional shares issuable pursuant to adjustment mechanisms under existing securities but excluding existing warrants that are significantly out-of-the-money, unvested equity grants, and convertible notes that are expected to be repaid and not converted). The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of the Company’s outstanding ordinary shares.

The ordinary shares issued in the transaction are subject to transfer restrictions for a period of 18 months following the closing date. Specifically, all such shares are restricted from transfer for a period of six-months. After six months, each former BST equityholder will be entitled to transfer up to 28% of its shares. Over the following 12 months, an additional 6% of the shares will be released from the lock-up each month.

Approximately ten percent of the shares were deposited in escrow upon the closing of the transaction in order to secure certain indemnification obligations of BST’s former equityholders. No change in the Company’s management or board of directors occured as a result of the merger.

2. Receipt of Staff’s Delisting notice

On February 27, 2025, the Company received a notice from Nasdaq informing the Company that Nasdaq granted its request to continue listing on the Nasdaq Stock Market, subject to (i) on or before March 5, 2025, its filing of an application to transfer its securities to the Nasdaq Capital Market and (ii) on or before March 31, 2025, the Company’s demonstrating compliance with the minimum bid price requirement and the continued listing requirement that the Company maintains either a minimum of $2,500 thousand in shareholders’ equity or $35,000 thousand market value of listed securities or $500 thousand of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(2) (“MVLS Rules”). On February 26, 2025, the Staff confirmed to the Company via email that it had regained compliance with the MVLS Rules.

On March 4, 2025, the Company filed an application to transfer its securities to the Nasdaq Capital Market. On March 28, 2025, the Company effected a 1-for-10 reverse share split of its ordinary shares in an effort to regain compliance with the minimum bid price requirement.

3. Julestar Financing

On February 4, 2025, the Company entered into a Loan Agreement (the “Julestar Loan Agreement”) with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar agreed to loan us $2,650 thousand in consideration for a promissory note in the principal amount of $3,117,647 (the “Julestar Note”). The principal amount, and interest thereon, is required to be repaid in 40 weekly installments over the 10-month term of the loan. The Julestar Note will accrue interest at a rate of 10% per annum. To secure the repayment of the Julestar Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days.

The Julestar Loan Agreement also provides for the issuance of five-year warrants to purchase 530,000 ordinary shares subject to downward adjustment in the number of underlying shares in the event of early repayment of the Note in full or upward adjustment in the event the Julestar Note is not repaid in full within 90 days of the issuance date, as detailed below. The exercise price of the warrants is $5.00 per share, subject to adjustment in certain circumstances, including dilutive issuances. The warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register with the Securities and Exchange Commission on a Form F-1 or Form F-3 the shares issuable upon the exercise of the Warrants.

The net proceeds of the amount we the Company raises in any single subsequent financing or asset sale outside the ordinary course of business of more than $5.0 million, or multiple subsequent financings or asset sales outside the ordinary course of business of more than $7.0 million in the aggregate, will be required to be used to prepay the Julestar Note in full. The Company is entitled to prepay a minimum of $100 thousand of the Julestar Note at any time, with no prepayment penalties, with declining incentives for early prepayment consisting of a decrease in the principal amount and a decrease in the number of shares issuable under the warrants. If the Julestar Note is not repaid in full within 90 days, the number of shares issuable under the warrants will increase and the exercise price of the additional shares could be set lower, to half the lowest 10-day average market price during the period, subject to a floor price.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28–	EVENTS AFTER THE REPORTING DATE (Cont.)

As a result of the issuance of the warrants, the exercise price of the warrant to purchase 129,412 ordinary shares issued in an earlier financing transaction on December 30, 2024 automatically decreased from $8.5 to $5.00 per share. While the Company is currently in default of certain terms under the Julestar Loan Agreement, it is in discussions with Julestar to restructure its obligations thereunder.

4. Settlement of Dominion Capital LLC Suit

As discussed in Note 22(5) above, in December 2023, Dominion, sued the Company in a New York State Court alleging that the Company failed to repay $2.5 million that Dominion allegedly disbursed on behalf of the Company pursuant to a promissory note. Dominion asserted that it was entitled to damages in the amount of the loan principal plus interest and attorneys’ fees and was awarded summary judgment. Dominion also submitted to the Tel Aviv District Court a petition to commence insolvency proceedings.

On February 20, 2025, the Company and Dominion agreed to settle the claims for $4.5 million, with $400 thousand being payable by February 21, 2025, $200 thousand payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390 thousand from March to December 2025. Dominion agreed that, upon receipt of the first installment payment, it will file a motion to stay the Israeli insolvency proceedings, and upon receipt of the second installment payment, it will file a motion to cancel the Israeli insolvency proceedings.

As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $15 and the Nasdaq floor price.

In the event Claymore defaults on its installment payment obligations to Dominion, the principal amount of the note will be reduced by 1.667 times the amount of such installment. The Company also undertook to grant Claymore liens on the Company’s shares in BST. and on incoming revenues of the Company in the amount of $6 million in the event that an insolvency event occurs prior to August 20, 2025 or if Nasdaq does not grant the Company the opportunity to come into compliance with its listing conditions by no earlier March 31, 2025.

5. Settlement of Oppenheimer & Co. Suit

As previously reported, on June 12, 2023, Oppenheimer filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s 2023 business combination with Mount Rainier Acquisition Corp. The complaint alleged that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021.

Effective February 19, 2025, the Company and Oppenheimer agreed to settle the claim for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200 thousand from March to December 2025 (with the first payment being $100 thousand).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28–	EVENTS AFTER THE REPORTING DATE (Cont.)

As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 18, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $15 and the Nasdaq floor price.

In the event Claymore defaults on its payment obligations, the principal amount of the note will be reduced by twice the amount of such payment. The Company also undertook to grant Claymore liens to secure the Company’s repayment obligations under the note, following the repayment of note issued to JJ Astor & Co. on December 30, 2024 and the Company’s receipt of the consent of the applicable senior lien.

6. Debt Restructuring

On February 17, 2025, the Company and Tamas Gottdiener (the “Investor”) agreed to amend the terms of the various series of convertible notes and warrants previously purchased by the Investor. Pursuant to the amended terms, the maturity date of each of the convertible notes, having an aggregate principal amount of $11 million (plus accrued interest), was extended to August 16, 2025. Additionally, per the amendment terms, in the event the notes are not paid or converted in full by April 1, 2025, from and after April 1, 2025, the current interest rate of the notes will increase from 15% per annum to 20% per annum.

Pursuant to the amendment, the exercise price of each of the warrants previously issued to the Investor in connection with four tranches of investments during the course of 2024, which are exercisable for an aggregate of 1,294,444 ordinary shares, was changed to a unified exercise price of NIS 17.77 (being the NIS equivalent of $5 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the warrants was extended to a unified end date of February 17, 2030. Prior to the amendment, the various warrants had exercise prices ranging from $5 to $7 per share and expiration dates during the course of 2027. The Company also issued to the Investor an additional warrant exercisable into 205,556 ordinary shares at an exercise price of $5 per share and a pre-funded warrant exercisable into 1,000,000 ordinary shares, in each case until February 17, 2030. Like the previously issued warrants, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

Additionally, pursuant to the amended terms, the Investor will sell all or a signification portion of the notes to a third party who will convert the notes and attempt to sell the resulting conversion shares. The Investor agreed by no later than April 2, 2025, to inform the Company in writing of the amount of proceeds the Investor irrevocably received from the sale of such conversion shares by the third party, in which case the Company shall be deemed to have repaid the principal and accrued interest under the converted notes in the amount equal to the sale proceeds. In the event that the sale proceeds are lower than the aggregate principal and accrued interest under the converted notes thereon, the Company agreed to issue to the Investor a convertible note in the principal amount equal to such shortfall amount (and if the sale proceeds (and any repayments from the Company) are less than $6.5 million, also the interest that would have accrued on the converted notes in accordance with their terms had they not been converted). The new note would have an interest rate of 20% per annum, commencing retroactively from the date of conversion of the converted notes, and a maturity date of August 16, 2025, and otherwise the same terms and conditions as the converted notes. In the event that, at April 2, 2025, the Investor holds unsold conversion shares, then warrants held by the Investor will be exercised for an equivalent number of ordinary shares pursuant to the terms thereof and such conversion shares will be deemed to be issued pursuant to such exercise in lieu of the issuance of new ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28–	EVENTS AFTER THE REPORTING DATE (Cont.)

7. Promissory Notes

On March 27, 2025, the Company completed the issuance of a series of notes (the “Promissory Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (the “Lead Investor,” and collectively with the other investors, the “Note Investors”), in an aggregate principal amount of $1,625 thousand and original issue discount of $325 thousand, for an aggregate purchase price of $1,300 thousand. The Promissory Notes mature on December 11, 2025, do not bear interest, and include a prepayment option at a premium of 125%. In addition, the Company is required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the Promissory Notes.

The Note Investors have the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5,000 thousand, subject to certain conditions.

The conversion of the Promissory Notes will be limited to the extent that, upon their conversion, a Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

8. ELOC Transaction

Concurrently with the investment by the Note Investors described above, and as part of the Company’s compliance plan presented to the Nasdaq Hearings Panel (the “Panel”) on February 6, 2025, following which the Panel granted the Company’s request to continue its listing on The Nasdaq StockMarket, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with the Lead Investor, pursuant to which the Company has the right to sell to the Lead Investor up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”). The Company intends to sell ELOC Shares if it determines that such sale would be advisable in order to comply with the Nasdaq market value listing requirement.

As consideration for the Lead Investor’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to the Lead Investor a note in a principal amount of $1,000 thousand, does not bear interest, and has a maturity date of December 11, 2025 (the “Commitment Note”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the Commitment Note. The Commitment Note can be converted prior to the maturity date by either the Company or the Lead Investor at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the Securities and Exchange Commission or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, the Lead Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28–	EVENTS AFTER THE REPORTING DATE (Cont.)

In addition, in connection with the ELOC Purchase Agreement, the Company and the Lead Investor entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Conversion Note and the ELOCS hares that the Company has the right to sell to the Lead Investor.

The Company does not have a right to commence any sales of ELOC Shares to the Lead Investor under the ELOC Purchase Agreement before a registration statement of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Following such date, the Company will control the timing and amount of any sales of ELOC Shares to the Lead Investor. Actual sales of shares of ELOC Shares to the Lead Investor under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ELOC Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The Company is obligated to use 33% proceeds from the sale of ELOC Shares to repay the principal amount under the Promissory Notes.

Under the ELOC Purchase Agreement, on any business day on which the closing sale price of the Company’s shares is equal to or greater than $0.50 (the “Fixed Purchase Date”), the Company may direct the Lead Investor to purchase shares (a “Fixed Purchase”) at a purchase price equal to 95% of the lesser of (i) the daily volume-weighted average price (the “VWAP”) of the Company’s shares for the five (5) trading days immediately preceding the applicable fixed purchase date and (ii) the lowest sale price on the applicable Fixed Purchase Date, provided, that the Lead Investor’s committed obligation under any single Fixed Purchase shall not exceed $50 thousand.

In addition to Fixed Purchases, on any business day on which the Company has directed the Lead Investor to purchase the maximum allowable Fixed Purchase amount, the Company may also direct the Lead Investor to purchase additional shares on the trading day immediately following the purchase date for such Fixed Purchase (the “VWAP Purchase Date” and such purchase, a “VWAP Purchase”)at a purchase price equal to 90% of the lesser of (i) the closing sale price of the Company’s shares on the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the Lead Investor to make a VWAP Purchase (such period, the “VWAP Purchase Period”), provided, that the Lead Investor’s committed obligation under any single VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the corresponding Fixed Purchase and (b) 30% of the trading volume of the VWAP Purchase Period.

In addition, on a VWAP Purchase Date, the Company may also direct the Lead Investor to purchase on such day, an additional number of shares(an “Additional VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the VWAP beginning at the completion of any prior VWAP Purchases and the last Additional VWAP Purchase, as applicable, and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the Additional VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the Lead Investor to make an Additional VWAP Purchase (such period, the “Additional VWAP Purchase Period”), and (ii) the lowest sale price on such day, provided, that the Lead Investor’s committed obligation under any single Additional VWAP Purchase shall not exceed the lesser of (a) 300%of the number of shares soldin the Fixed Purchase that corresponded to the VWAP Purchase corresponding to the Additional VWAP Purchase and (b) 30% of the trading volume of the Additional VWAP Purchase Period.

The Lead Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases for a particular VWAP Purchase Date shall not exceed $1,000 thousand in the aggregate.

The ELOC Purchase Agreement provides that the Company may not issue or sell any shares under the ELOC Purchase Agreement if the issuance or sale of such shares would result in the Lead Investor and its affiliates beneficially owning more than 4.99% of the Company’s outstanding share capital at any time.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28–	EVENTS AFTER THE REPORTING DATE (Cont.)

9. Shayna agreement

On January 26, 2025 a settlement agreement was signed between BST, Shayna and an additional individual investor, pursuant to which Akina, Shayna and the additional individual investor waived, among other things, on any rights they were still entitled to under the Convertible Loan Agreements signed between Hub and Shayna on February 23, 2023, June 11, 2023 and July 7, 2023, as amended on August 17, 2023, and as amended and signed by Hub, Shayna and Akina on March 31, 2024 (First Amendment to Convertible Loan Agreements), April 18, 2024 (Second Amendment to Convertible Loan Agreements) and May 9, 2024 (Third Amendment to Convertible Loan Agreements), including on any right to the allocation of shares and/or to the exercise of warrants under said Convertible Loan Agreements as amended.

Under the terms of the settlement agreement, and in lieu of said waived shares and warrants, it was agreed that of the total amount of Company shares which were to be allocated to BST under the terms of the merger agreement between BST and the Company, Shayna will be granted 320,000 shares of the Company, and the individual investor will be granted 184,560 shares of the Company. For the avoidance of doubt, said figures are both pre-split, both include shares that Shayna and the individual investor were already entitled to receive under the terms of the Merger Agreement as existing shareholders of BST, and were both subject to the lock-up restrictions stipulated in the Merger Agreement with regards to shares allocated to BST.