Form 20-F
period 2025-12-31
Hub Cyber Security Ltd.
filed 2026-07-17
CIK 1905660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

30 Hacharoshet Street

Or Yehuda, Israel

(Address of principal executive offices)

Tuvia Grossman

Chief Legal Officer

+972-3-918-6066

HUB Cyber Security Ltd.
30 Hacharoshet Street
Or Yehuda, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had 36,241,405 ordinary shares outstanding, no par value. As of July 7, 2026, the registrant had 32,836,053 ordinary shares outstanding, no par value (adjusted for the 1-for-15 reverse split effected on January 15, 2026, the 1-for-50 reverse split effected on April 20, 2026 and the 1-for-20 reverse split effected on June 5, 2026).

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

Yes ☐     No ☒

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “HUB Cyber Security Ltd.,” “HUB,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to HUB Cyber Security Ltd. and its subsidiaries.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of March 23, 2022 (the “RNER Merger Agreement”), by and among Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), HUB and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“RNER Merger Sub”). Pursuant to the RNER Merger Agreement, RNER Merger Sub merged with and into RNER, with RNER surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the RNER Merger Agreement on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All information in this Annual Report on Form 20-F relating to shares or price per share reflects the 1-for-10 reverse share splits effected by us on March 28, 2025, the 1-for-15 reverse share split effected by us on January 15, 2026, the 1-for-50 reverse share split effected by us on April 20, 2026 and the 1-for-20 reverse share split effected by us on June 5, 2026.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024 and references to fiscal 2025 and 2025 are references to the fiscal year ended December 31, 2025.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We assume no liability for the accuracy and completeness of such information to the extent included in this Annual Report. Such assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this Annual Report.

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

Forward-looking statements involve a number of risks, including potential impairments, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our liquidity issues and our defaults under outstanding debt may force us to seek bankruptcy or insolvency court protection, which could materially adversely affect our business and operations.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	We have financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	Conversions of our outstanding convertible debt at substantially discounted prices have caused, and may continue to cause, severe dilution to our existing shareholders and downward pressure on the market price of our ordinary shares.

●	We have not been able to consistently remain in compliance with the continued listing standards of the Nasdaq Stock Market LLC (“Nasdaq”). The persistence of such failure could result in a delisting of our securities, which could significantly impair the liquidity and market price of our ordinary shares.

●	Our previous reverse share splits, and any future reverse share splits, may decrease the liquidity of our ordinary shares and have a dilutive effect on the ownership of our existing shareholders, and we cannot assure you that any future reverse share split will result in a sustained increase in the market price of our ordinary shares.

●	Our ordinary shares could be subject to the “penny stock” rules in the future, which would impose additional sales practice requirements on broker-dealers and could severely limit the market price and liquidity of our ordinary shares.

v

●	We will need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we have been and may continue to be subject to certain regulatory scrutiny. In January 2026, the Israel Securities Authority concluded its investigation and transferred its investigation file to the Tel Aviv District Attorney’s Office for resolution. The outcome of any proceedings could have a material adverse effect on our business, financial condition and results of operations.

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	Actions that we have taken or may take to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	Competition in the market for technology solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	If we are unable to acquire large enterprise customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	Certain members of our management team have limited experience managing a U.S. listed publicly traded company.

●	Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future net profitability.

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our internal systems or customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	We incorporate artificial intelligence (AI) and machine learning (ML) into some of our services. This technology is new and developing and may present both compliance and reputational risks.

●	Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	We are subject to a securities class action and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities. Specifically, we are subject to a pending lawsuit in the Supreme Court of the State of New York relating to our 2023 de-SPAC merger seeking damages of not less than $5.08 million, plus interest, attorneys’ fees and costs, and the plaintiff has filed a motion for entry of a default judgment, the entry of which could have a material adverse effect on our business, financial condition, results of operations and liquidity

●	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert management’s attention and resources.

●	The market price and trading volume of our ordinary shares and warrants on Nasdaq has been extremely volatile and could decline significantly.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

●	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

●	Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	Conditions in Israel, including the war between Israel and Hamas, Hezbollah and Iran could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute the ownership interests represented by our ordinary shares and may depress the market price of our ordinary shares.

●	We may not realize any value from the Evofem Notes and Purchase Rights, and the securities we issued as consideration for the Evofem Notes and Purchase Rights may prove to have been issued for assets that are ultimately worthless.

●	The Evofem Notes are unsecured, deeply subordinated junior obligations, and any cash recovery is remote.

●	Our ability to convert the Evofem Notes and exercise the Purchase Rights is subject to significant limitations although conversion or exercise (and subsequent sale of the resulting shares of Evofem common stock) is effectively our principal potential path to receiving value.

●	Even if we obtain shares of Evofem common stock, we may be unable to sell them at attractive prices or at all.

●	We issued a very large number of ordinary shares and Pre-Funded Warrants as consideration in the Evofem Transaction, resulting in substantial dilution to our shareholders, potentially in exchange for assets that may yield no return.

●	The pre-funded warrants issued in the Evofem Transaction cannot be exercised in full unless our shareholders approve the exercise and an increase in our authorized share capital, and such approval may not be obtained.

●	Future sales, or the perception of future sales, of the Consideration Shares could depress the market price of our ordinary shares.

●	We do not control Evofem, we have limited rights and limited information as a noteholder, and Evofem’s own disclosure and control environment present risks.

●	If our investment securities become a significant portion of our total assets, we could be deemed an investment company under the Investment Company Act of 1940, which could materially restrict our business.

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

Summary Risk Factors

Risks Related to Our Ability to Continue as a Going Concern, Our Internal Controls, Nasdaq Compliance, Financing and Related Matters

●	Our liquidity issues and our defaults under outstanding debt may force us to seek bankruptcy or insolvency court protection, which could materially adversely affect our business and operations.

●	We financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	All of our debt obligations have priority over our ordinary shares with respect to payment in the event of liquidation, dissolution or winding up, and there can be no assurance that any value would remain for the holders of our ordinary shares in such an event.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future and may never be profitable. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	Conversions of our outstanding convertible debt at substantially discounted prices have caused, and may continue to cause, severe dilution to our existing shareholders and downward pressure on the market price of our ordinary shares.

●	We have not been able to consistently remain in compliance with the continued listing standards of the Nasdaq. The persistence of such failure could result in a delisting of our securities, which could significantly impair the liquidity and market price of our ordinary shares.

●	Our previous reverse share splits, and any future reverse share splits, may decrease the liquidity of our ordinary shares and have a dilutive effect on the ownership of our existing shareholders, and we cannot assure you that any future reverse share split will result in a sustained increase in the market price of our ordinary shares.

●	Our ordinary shares could be subject to the “penny stock” rules in the future, which would impose additional sales practice requirements on broker-dealers and could severely limit the market price and liquidity of our ordinary shares.

●	We will need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. In January 2026, the Israel Securities Authority concluded its related investigation and transferred the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for a resolution, the status of which remains uncertain. We are unable to predict the effectiveness of any remediation measures recommended by the Special Committee. In addition, we have incurred and may continue to incur substantial costs in connection with the internal investigation, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Industry

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	Actions that we have taken or may take to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history makes it difficult to evaluate our business and prospects and increases the risk of your investment.

●	Competition in the market for technology solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	If we are unable to acquire large enterprise customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	We have not fully succeeded to execute, integrate or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

●	The market for our solutions may not continue to grow.

●	Our operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

●	Certain members of our management team have limited experience managing a U.S. listed publicly traded company.

●	Due to our limited resources, we may be forced to focus on a limited number of commercial opportunities which may force us to pass on opportunities that could have a greater chance of success.

●	Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business.

●	Our sales and operations in international markets expose us to operational, financial and regulatory risks.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

●	Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between forecasted and actual tax rates.

●	Fluctuations in currency exchange rates could harm our operating results and financial condition.

Risks Related to Our Systems and Technology

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our internal systems or customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	We incorporate artificial intelligence (AI) and machine learning (ML) into some of our services. This technology is new and developing and may present both compliance and reputational risks.

●	Undetected defects and errors may increase our costs and impair market acceptance of our products and solutions.

●	Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our products and services.

●	We may incorporate third-party technologies in our products, which would make us dependent on the providers of these technologies and exposes us to potential intellectual property claims.

●	If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, implementations of our products could be delayed or canceled, which could harm our business.

Risks Related to Our Intellectual Property

●	Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our products without compensating us.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

●	Certain of our products contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products or expose us to other risks.

●	We rely on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software, and know-how.

Risks Related to Our Legal and Regulatory Environment

●	We are subject to a securities class action and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities. Specifically, we are subject to a pending lawsuit in the Supreme Court of the State of New York relating to our 2023 de-SPAC merger seeking damages of not less than $5.08 million, plus interest, attorneys’ fees and costs, and the plaintiff has filed a motion for entry of a default judgment, the entry of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	Failure to comply with applicable economic sanctions laws and regulations could harm our business.

●	Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

●	We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

●	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

●	If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

●	Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

●	Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	Our current and future cash balances and any investment portfolio we may have may be adversely affected by market conditions and interest rates.

Risks Related to Being a U.S. Listed Public Company

●	We continue to incur significant costs as a result of operating as a U.S. listed public company, and our management needs to devote substantial time to compliance initiatives.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	If we fail to remediate our material weaknesses or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Ownership of Our Ordinary Shares and Warrants

●	The market price and trading volume of our ordinary shares and warrants on Nasdaq has been extremely volatile and could decline significantly.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our share price.

●	We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your HUB ordinary shares for a price greater than the price you paid for them.

●	Our actual financial results may differ materially from any guidance we may publish from time to time.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares or warrants adversely, then the price and trading volume of our ordinary shares could decline.

●	We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	We are subject to ongoing reporting obligations and potential penalties under the Israeli Securities Law.

●	Our Articles provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of our ordinary shares and warrants.

●	Issuances of our ordinary shares have, and in the future may continue to significantly dilute the holdings of existing shareholders, and future resales of our ordinary shares may cause the market price of our ordinary shares and warrants to drop significantly, even if our business is doing well.

●	If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

●	If a U.S. Holder is treated as owning at least 10% of our stock, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

●	As a result of the Business Combination, the IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Risks Related to Our Incorporation and Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

●	As a public company incorporated in Israel, we may become subject to further compliance obligations and market trends or restrictions, which may strain our resources and divert management’s attention.

●	Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares.

●	Provisions of Israeli law and the Articles may delay, prevent or make difficult an acquisition of HUB, prevent a change of control, and negatively impact our share price.

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

●	Certain tax benefits that may be available to us, if obtained, would require us to continue to meet various conditions and such benefits may be terminated or reduced in the future, which could increase our costs and taxes.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	The Articles provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law.

●	We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the combined company’s ordinary share price, which could cause the price of our shares to fall and shareholders to lose some or all of their investment.

Risk Factors Relating to the Evofem Transaction

●	We may not realize any value from the Evofem Notes and Purchase Rights, and the securities we issued as consideration for the Evofem Notes and Purchase Rights may prove to have been issued for assets that are ultimately worthless.

●	The Evofem Notes are unsecured, deeply subordinated junior obligations, and any cash recovery is remote.

●	Our ability to convert the Evofem Notes and exercise the Purchase Rights is subject to significant limitations although conversion or exercise (and subsequent sale of the resulting shares of Evofem common stock) is effectively our principal potential path to receiving value.

●	Even if we obtain shares of Evofem common stock, we may be unable to sell them at attractive prices or at all.

●	We issued a very large number of ordinary shares and Pre-Funded Warrants as consideration in the Evofem Transaction, resulting in substantial dilution to our shareholders, potentially in exchange for assets that may yield no return.

●	The pre-funded warrants issued in the Evofem Transaction cannot be exercised in full unless our shareholders approve the exercise and an increase in our authorized share capital, and such approval may not be obtained.

●	Future sales, or the perception of future sales, of the Consideration Shares could depress the market price of our ordinary shares.

●	We do not control Evofem, we have limited rights and limited information as a noteholder, and Evofem’s own disclosure and control environment present risks.

●	If our investment securities become a significant portion of our total assets, we could be deemed an investment company under the Investment Company Act of 1940, which could materially restrict our business.

Risks Related to Our Ability to Continue as a Going Concern, Our Internal
Controls, Nasdaq Compliance, Financing and Related Matters

Our liquidity issues and our defaults under outstanding debt may force us to seek bankruptcy or insolvency court protection, which could materially adversely affect our business and operations.

Due to the uncertainty about our ability to obtain sufficient cash to service current and future liabilities, there is a risk that, among other things: (i) third parties’ confidence in our ability to develop, market and deliver our solutions could be adversely impacted, which could impair our ability to execute on our business strategy; (ii) it may become more difficult to retain, attract or replace key employees; (iii) employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and (iv) our suppliers, vendors and service providers could renegotiate the terms of our arrangements, terminate their relationship with us or require financial assurances from us. As of the date of this Annual Report, two motions to declare us and our subsidiary, Comsec Ltd., insolvent have been submitted to court, and we are currently in breach of a court-approved settlement with the unsecured creditors of Comsec. While we are in the process of seeking to remove these motions and to resolve the breach, there can be no assurance that we will be successful in doing so.

Seeking bankruptcy or insolvency court protection could have a material adverse effect on our business, financial condition, results of operations and liquidity. For as long as a bankruptcy or insolvency proceeding continued, our senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing on our business operations. Bankruptcy or insolvency court protection also could make it more difficult to retain management and other key personnel necessary to the success and growth of our business. In addition, during the period of time we are involved in such a proceeding, our customers and suppliers might lose confidence in our ability to reorganize our business successfully and could seek to establish alternative commercial relationships. We are currently evaluating strategic alternatives to address our liquidity issues, but we cannot assure you that any of our strategies will yield sufficient funds to meet our working capital or other liquidity needs, and any such alternative measures may be unsuccessful or may not permit us to meet scheduled obligations, which could cause us to default on our obligations. As a result, we may seek bankruptcy or insolvency court protection to continue our efforts to restructure our business and capital structure and may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements.

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

We are currently in default under certain of our convertible loans totaling approximately $43 million and under certain of our debt obligations totaling approximately $7 million. Upon an event of default under our outstanding debt, the holders of such debt may exercise all rights and remedies available under the terms of the notes or applicable laws.

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

In addition, since January 1, 2026, outstanding debt was converted into approximately 4,591,633 of our ordinary shares (post-reverse splits). The conversion of such substantial amounts of the outstanding debt into ordinary shares has caused significant dilution to the ownership interests of our existing shareholders and may continue to do so in the future. Sales in the public market of our ordinary shares issuable upon such conversion has adversely affected prevailing market prices of our ordinary shares and required us to effect multiple reverse splits in order to maintain the Nasdaq minimum bid price requirement. In addition, the existence of the outstanding debt may encourage short selling by market participants because the conversion of the outstanding debt would likely depress the price of our ordinary shares.

All of our debt obligations have priority over our ordinary shares with respect to payment in the event of liquidation, dissolution or winding up, and there can be no assurance that any value would remain for the holders of our ordinary shares in such an event.

If we were to liquidate, dissolve or wind up, our ordinary shares would rank below all debt claims against us. As a result, holders of our ordinary shares will not be entitled to receive any payment or other distribution of assets upon our liquidation, dissolution or winding up until after all of our obligations to our debt holders have been satisfied. Our outstanding convertible debt is secured by, among other things, charges on our assets, and if we are unable to repay outstanding borrowings when due, the holders of such debt may have the right to proceed against the collateral securing such indebtedness. As of the date of this Annual Report, two motions have been submitted to court to declare us and our subsidiary, Comsec Ltd., insolvent, and we are in default under certain of our outstanding debt. If we are forced to seek bankruptcy or insolvency court protection, or if any of our significant obligations are accelerated, holders of our ordinary shares could lose all or substantially all of their investment in us.

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

We have incurred net losses each year since our inception, including net losses (including discontinued operations) of approximately $119.8 million, $39.0 million and $86.6 million in the years ended December 31, 2025, 2024 and 2023, respectively. In addition, we may continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our network security solutions and products is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We cannot be certain when, if ever, we will become profitable. Even if we were to become profitable, we might not be able to sustain such profitability on a quarterly or annual basis.

We continue to generate negative cash flow, requiring constant and immediate cash injections to continue to operate, failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including payments due to our debt holders, vendors and service providers and government duties, which has led to legal action against us and attachments being placed on certain of our bank accounts. During certain periods in 2024 and 2025, we were unable to make required deposits in employee pension and severance funds, which were later paid and settled and payments due for certain periods in 2025 and 2026 were paid in June 2026. Furthermore, we have been unable to fully pay required withholding taxes on employee compensation payments and government fees. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years. We have reached a settlement agreement with the unsecured creditors of Comsec (although we are currently in breach of the settlement arrangement) and are in the process of removing two motions that were submitted to court to declare the Company and Comsec as insolvent. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. We have recently transferred amounts to cover outstanding liabilities and are working to make payments for outstanding liabilities to governmental institutions such as social security and the Israeli National Insurance Institute. For more information about these motions, see “Item 8.A – Consolidated Statements and Other Financial Information” and Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

Primarily because of our losses incurred to date and our expected continued future losses, our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing and the ability to cure our outstanding defaults or that these obligations may be negotiated on terms that are favorable to us, if at all. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will continue to seek to raise additional funds during 2026 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms. See “—We will need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected” below for additional information.

If we are unable to obtain funding, refinance or restructure our existing obligations, or otherwise improve our liquidity, we may not be able to service our liabilities when they become due. As of the date of this Annual Report, two motions have been submitted to court to declare us and our subsidiary, Comsec Ltd., insolvent, and we are currently in breach of a court-approved settlement with the unsecured creditors of Comsec. While we are pursuing the removal of these motions and a resolution of the breach, there can be no assurance of a successful outcome. If any of our significant obligations are accelerated, we may not be able to repay the obligations that become immediately due and would face severe liquidity constraints. We are currently evaluating strategic alternatives to address our liquidity issues, but we cannot assure you that any of our strategies will yield sufficient funds to meet our working capital or other liquidity needs, and any such alternative measures may be unsuccessful or may not permit us to meet scheduled obligations, which could cause us to default on our obligations. As a result, we may be forced to seek bankruptcy or insolvency court protection to continue our efforts to restructure our business and capital structure and may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements.

Conversions of our outstanding convertible debt at substantially discounted prices have caused, and may continue to cause, severe dilution to our existing shareholders and downward pressure on the market price of our ordinary shares.

The outstanding principal and accrued but unpaid interest under our convertible debt may be converted by the holders into ordinary shares at conversion prices that are subject to substantial discounts to the prevailing market price of our ordinary shares. As a result, conversions have occurred, and may continue to occur, at conversion prices that bear little or no relationship to the historical or expected fundamental value of our ordinary shares. In the last 12 months, outstanding debt was converted into a substantial number of our ordinary shares. The conversion of such substantial amounts of debt into ordinary shares has caused significant dilution to the ownership interests of our existing shareholders and has caused, and we expect will continue to cause, significant downward pressure on the market price of our ordinary shares. For example, between April 20, 2026, the effective date of our 1-for-50 reverse share split, and May 20, 2026, our outstanding ordinary shares increased from 1,282,052 to 44,052,835, more than 3,000% in only ten days, as a result of conversions of outstanding convertible debt at substantially discounted prices.

Separately, in order to regain or maintain compliance with the Nasdaq Minimum Bid Price Requirement, we have effected four reverse share splits between March 2025 and June 2026: a 1-for-10 reverse share split on March 28, 2025, a 1-for-15 reverse share split on January 15, 2026, a 1-for-50 reverse share split on April 20, 2026 and a 1-for-20 reverse share split on June 5, 2026. While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse share split to maintain or regain compliance with the Minimum Bid Price Requirement, Nasdaq has stated that a series of reverse share splits may undermine investor confidence in securities listed on Nasdaq. Accordingly, Nasdaq may determine that it is not in the public interest to maintain our listing, even if we regain compliance with the Minimum Bid Price Requirement as a result of a further reverse share split.

The existence of our outstanding convertible debt may also encourage short selling by market participants because the conversion of such debt at substantially discounted prices would likely depress the price of our ordinary shares. If there are significant short sales of our ordinary shares, the share price of our ordinary shares may decline more than it would in an environment without such activity, which may, in turn, cause other holders of our ordinary shares to sell their shares. Sales of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities, all of which could have a material adverse effect on our liquidity and financial condition.

We have not been able to consistently remain in compliance with the continued listing standards of the Nasdaq. The persistence of such failure could result in a delisting of our securities, which could significantly impair the liquidity and market price of our ordinary shares.

We have not been able to consistently comply with Nasdaq’s continued listing standards, including requirements related to timely financial reporting, minimum bid price, and market value. While we have taken aggressive measures to regain compliance in the past, including multiple reverse share splits and appeals to the Nasdaq Hearings Panel, there is no guarantee that these or future actions will be successful. If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, or certain value-based requirements, Nasdaq will take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair shareholders’ ability to sell or purchase the securities when they wish to do so as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

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

In addition, on August 23, 2024 we received a deficiency notice from the staff of the Listing Qualifications department of Nasdaq (the “Staff”) informing us that we are no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because our total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), we had 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). On October 9, 2024, we submitted the Compliance Plan to Nasdaq. On December 11, 2024, we received another notice from Nasdaq stating that the Compliance Plan did not evidence our ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, we were notified that our securities would be delisted from the Nasdaq Global Market, unless we request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any further action by the Staff at least until the hearing process concludes. On December 18, 2024, we requested a hearing before the Panel. Our hearing before the Panel was held on February 6, 2025, and on February 28, 2025 we announced that the Panel has granted the Company’s request to continue its listing on Nasdaq. In making its decision, following the hearing, the Panel considered the Company’s entire record, including background information about the Company, its business description, financial information, market data and compliance history. Based on the information presented to the Panel, including the Company’s success, as of February 7, 2025, in bringing its market value of listed securities above the $35 million minimum, the Panel granted the Company’s request for continued listing on Nasdaq, subject to the Company filing an application to transfer to The Nasdaq Capital Market by March 5, 2025, and demonstrating compliance with the minimum bid price and the market value of listed securities (“MVLS”) requirements by March 31, 2025.

On February 26, 2025, Nasdaq confirmed to us via email that we had regained compliance with the MVLS Rules. On February 27, 2025, we received a notice from Nasdaq informing us that Nasdaq granted our request to continue our listing on the Nasdaq Stock Market, subject to (i) on or before March 5, 2025, our filing of an application to transfer our securities to the Nasdaq Capital Market and (ii) on or before March 31, 2025, our demonstrating compliance with the Minimum Bid Price Requirement and the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(2) (“MVLS Rules”). In addition, on March 4, 2025, we filed an application to transfer our securities to the Nasdaq Capital Market. On March 28, 2025, we effected a 1-for-10 reverse share split of our ordinary shares in an effort to regain compliance with the Minimum Bid Price Requirement. On June 12, 2025, Nasdaq formally confirmed that we satisfy both the Minimum Bid Price Requirement and the MVLS thresholds.

On January 15, 2026, we effected a 1-for-15 reverse share split of our ordinary shares in an effort to maintain compliance with the Minimum Bid Price Requirement, which we subsequently achieved. On April 20, 2026, we effected a 1-for-50 reverse share split of our ordinary shares and on June 5, 2026, we effected a 1-for-20 reverse share split of our ordinary shares, both in an effort to maintain compliance with the Minimum Bid Price Requirement. Our reliance on multiple reverse share splits (including four such splits between March 2025 and June 2026) may be perceived negatively by the market and indicates a persistent difficulty in maintaining the minimum requirements for listing. While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse share split to maintain or regain compliance with the Minimum Bid Price Requirement, Nasdaq has stated that a series of reverse share splits may undermine investor confidence in securities listed on Nasdaq. Accordingly, Nasdaq may determine that it is not in the public interest to maintain our listing, even if we regain compliance with the Minimum Bid Price Requirement as a result of the reverse share splits described above. Future issuances of our ordinary shares, including upon conversions of our outstanding convertible debt at substantially discounted prices, may put further downward pressure on the market price of our ordinary shares, which could increase the risk of further non-compliance with the Minimum Bid Price Requirement and the risk that Nasdaq may determine that our continued listing is not in the public interest. In addition, the resulting market price of our ordinary shares following any reverse share split may not attract new investors, including institutional investors, may not satisfy the investing requirements of those investors, and may result in our ordinary shares being subject to the “penny stock” rules in the future, which would impose additional sales practice requirements on broker-dealers and could severely limit the market price and liquidity of our ordinary shares.

On January 21, 2026, we received a letter from Nasdaq notifying us that, for the period from December 5, 2025 to January 20, 2026, our MVLS was below the MVLS Rule threshold. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), we have a compliance period of 180 calendar days, or until July 20, 2026 (the “Compliance Period”), to regain compliance with the MVLS Rule. If at any time during the Compliance Period, our MVLS is at least $35 million for a minimum of ten consecutive business days, Nasdaq will provide us a written confirmation of compliance and this matter will be closed. In the event that we do not regain compliance with the MVLS Rule during the Compliance Period, Nasdaq will provide written notification that our securities will be subject to delisting. In the event of such notification, the Nasdaq rules permit us an opportunity to appeal Nasdaq’s determination. We are currently evaluating options to regain compliance with the MVLS Rule.

As described above, we have used all reasonable efforts to achieve compliance with the Minimum Bid Price Requirement and MVLS Rule. However, no assurance can be given that we will be able to maintain compliance with the Total Assets and Total Revenue Requirement, the Minimum Bid Price Requirement, the MVLS Rules, or comply with the other standards that we are required to meet in order to maintain a listing on such exchange or that Nasdaq will transfer our securities to the Nasdaq Capital Market. Our failure to meet these requirements or transfer our securities to the Nasdaq Capital Market may result in our securities being delisted from Nasdaq.

On May 18, 2026, we received a deficiency notice from the Nasdaq stating that we are not in compliance with Nasdaq Listing Rule 5250(c)(1) because we had not yet filed our Annual Report on Form 20-F for the period ended December 31, 2025 with the Securities and Exchange Commission (the “SEC”). In accordance with Nasdaq Listing Rules, we had 60 calendar days (until July 17, 2026) to submit a plan to regain compliance. If Nasdaq accepted our plan, Nasdaq can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 11, 2026, to regain compliance. With the filing of this Annual Report on Form 20-F, we will have regained compliance with this requirement within the applicable cure period.

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

Our previous reverse share splits, and any future reverse share splits, may decrease the liquidity of our ordinary shares and have a dilutive effect on the ownership of our existing shareholders, and we cannot assure you that any future reverse share split will result in a sustained increase in the market price of our ordinary shares.

The liquidity of our ordinary shares may be adversely affected by a reverse share split given the reduced number of shares that will be outstanding following any such reverse share split, especially if the market price of our ordinary shares does not increase as a result of the reverse share split. In addition, a reverse share split may increase the number of shareholders who own odd lots (less than 100 shares) of our ordinary shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales. While we expect that the reduction in the number of outstanding ordinary shares will proportionally increase the market price of our ordinary shares, we cannot assure you that any reverse share split will increase the market price of our ordinary shares by a multiple of the reverse share split ratio, or result in any permanent or sustained increase in the market price of our ordinary shares. The market price of our ordinary shares will continue to be based, in part, on our performance and other factors unrelated to the number of shares outstanding.

A reverse share split also reduces the number of outstanding ordinary shares without reducing the number of authorized but unissued ordinary shares, which has the effect of increasing the number of ordinary shares available for issuance. The issuance of additional ordinary shares may have a dilutive effect on the ownership of our existing shareholders. The current economic environment in which we operate, the debt we carry, and otherwise volatile equity market conditions could limit our ability to raise new equity capital in the future on favorable terms or at all. In addition, following any reverse share split, the resulting market price of our ordinary shares may not attract new investors, including institutional investors, may not satisfy the investing requirements of those investors, and the trading liquidity of our ordinary shares may not improve.

Our ordinary shares could be subject to the “penny stock” rules in the future, which would impose additional sales practice requirements on broker-dealers and could severely limit the market price and liquidity of our ordinary shares.

The U.S. Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks,” generally defined as non-exchange-traded equity securities with a price of less than $5.00 per share, subject to certain exceptions. While our ordinary shares are not currently considered “penny stock” because they are listed on the Nasdaq Capital Market, if our ordinary shares were to be delisted from the Nasdaq Capital Market and we are unable to maintain a per-share price above $5.00 (or otherwise satisfy an applicable exception), our ordinary shares would become “penny stock.”

The penny stock rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” Among other things, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks, provide a standardized risk disclosure document, current bid and offer quotations, the broker-dealer’s and salesperson’s compensation in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, a special written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for any security that becomes subject to the penny stock rules and may discourage broker-dealers from effecting transactions in our ordinary shares, which could severely limit the market price and liquidity of our ordinary shares and may affect the ability of holders to resell our ordinary shares. In addition, many brokerage firms will discourage or refrain from recommending investments in penny stocks, and most institutional investors will not invest in penny stocks. As a result, penny stocks may have a limited market and, consequently, limited liquidity.

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

As described below, we appointed a special committee of Independent Directors in 2023 to oversee an internal investigation related to alleged misappropriation of Company funds and other potentially fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As such, our management identified material weaknesses in our internal control over financial reporting as of December 31, 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. We continued to identify material weaknesses in our internal control over financial reporting through December 31, 2025, which have not been fully remedied to date. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses included, but are not limited to:

●	Lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions;

●	The fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively;

●	Deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end;

●	Insufficient oversight of certain signatory rights relating to our financial accounts;

●	Ineffective design and implementation of Information Technology General Controls including improperly designed controls pertaining to change management and user access rights over systems that are critical to our system of financial reporting; and

●	Incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

During the fourth quarter of 2024 and through 2025, we undertook certain corrective actions in order to address and remediate these material weaknesses including (i) the recruitment of additional financial personnel in our finance department with an appropriate level of knowledge and experience; (ii) the establishment of risk and control matrices and implemented controls over material business processes; (iii) the design of operation of procedures related to timely closing of financial books, including the assignment of clear responsibilities, deadlines and appropriate segregation of duties; (iv) the formalization of signatory rights; and (v) establishment of controls over the change management process and permissions to the financial system. However, since the implementation of these controls only commenced in the fourth quarter of 2024, these controls were not in place for a sufficient period of time to allow management to conclude they were operating effectively throughout a significant portion of the year. Accordingly, management concluded that internal control over financial reporting was not effective as of December 31, 2025, due to these material weaknesses.

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

Further, there can be no guarantee that the Internal Investigation (as defined below) and subsequent inquiries revealed all instances of inaccurate disclosure or other deficiencies, or that other existing or past inaccuracies or deficiencies will not be revealed in the future. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and warrants, may be materially adversely affected.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in its periodic reports that are filed with the SEC. If we are unable to remediate our existing material weaknesses or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the financial reports and the market price of our ordinary shares and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. For more information regarding these remedial actions and enhancement measures, see “Item 15. Controls and Procedures—Material Weaknesses in Internal Control Over Financial Reporting.”

Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. In January 2026, the Israel Securities Authority concluded its related investigation and transferred the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for a resolution, the status of which remains uncertain. We are unable to predict the effectiveness of any remediation measures recommended by the Special Committee. In addition, we have incurred and may continue to incur substantial costs in connection with the internal investigation, which could have a material adverse effect on our business, financial condition and results of operations.

In 2023, our board of directors appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of ours. During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that Mr. Eyal Moshe, our former Chief Executive Officer and President of U.S. operations and former member of the board of directors, and Ms. Ayelet Bitan, our former Chief of Staff and wife of Mr. Moshe, misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582,000) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of Mr. Moshe was terminated for cause, effective July 24, 2023, and Mr. Moshe resigned from our board on August 15, 2023. Additionally, we commenced two legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee.

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of our controllers, with the permission of Mr. Moshe, used Company credit cards for personal use in the amount of approximately NIS 400,000 (approximately $110,000). These personal expenses were neither factored into the controller’s payroll nor properly documented in our financial books and records. Additionally, Mr. Moshe approved a bonus of NIS 250,000 to the controller. However, this bonus was not paid to the controller but instead was paid to a third party at the controller’s direction. Prior to the commencement of legal proceedings, we reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250,000 plus VAT was repaid to us and all his options and RSUs were cancelled.

Since the completion of the Internal Investigation, we performed a restructuring of our top management and executive officers, in addition to enacting and enforcing tougher anti-fraud and anti-corruption policies, oversight, reviews and checks. All of the management and executive officers that served in the Company during the time when the misappropriation occurred have since left the Company and been replaced. To the best of the Company’s knowledge, the past misappropriation of funds has no current or further impact on the Company, its finances and its business, and is not expected to affect the Company or its expected growth in the future.

These events regarding the Special Committee and Internal Investigation are the subject of regulatory review and expose us and our directors and officers to possible investigations and possible enforcement actions by regulators both in Israel and the United States, including the Israel Securities Authority (“ISA”), Israel Tax Authority, SEC, Nasdaq and/or the U.S. Department of Justice (“DOJ”). In September 2024, the ISA and the Israel Tax Authority conducted a search of HUB’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To HUB’s best knowledge, the suspicions are related, among other things, to the subject matter of the Internal Investigation. In addition, in April 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To HUB’s best knowledge, this visit concerned developments in the investigation related to the actions of a former Financial Controller of the Company, which were also addressed in the Internal Investigation. According to a letter provided to the Company in January 2026 by the ISA, the ISA’s investigation has been concluded, and the investigation file concerning the Company has been transferred to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for a resolution, the status of which remains uncertain. These events may also expose the Company and its directors and officers to possible investigations or enforcement actions by other regulators, including the SEC, Nasdaq and/or the DOJ. We have provided certain information and documentation to certain regulatory authorities and are prepared to respond to any regulatory inquiry it may receive. Our management and our board of directors do not currently believe there are any impacts on our financial statements. If we were to be subject to an investigation or enforcement action from a regulatory agency it could have a material adverse effect on our business, financial position and results of operations.

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

We have commenced legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law. Two actions were undertaken against Ms. Bitan. In the initial action, the court granted an injunction preventing her from accessing her accumulated severance package. In the second action, it was requested that the court order that these sums be returned to the Company. In the action against Mr. Moshe, the court was requested to grant an injunction against accessing the accumulated severance package and to order the return of the sums to us. These actions are time limited, so the initial action against Ms. Bitan was initiated prior to the completion of the Special Committee Report and as such was based upon the limited information known at that time. On September 7, 2025, the parties entered into a court approved settlement agreement, pursuant to which the parties provided a mutual release of claims and we released all severance payment contributions to Mr. Moshe and Ms. Bitan and paid Ms. Bitan a retirement grant of NIS 250,000. For further details, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

There can be no assurance that others will not bring forth any claims or commence any litigation against us in connection with Mr. Moshe’s dismissal, his resignation from the board, our challenging Ms. Bitan’s severance payments or the publication of the Special Committee’s findings from the Internal Investigation.

Further, we incurred substantial costs and diverted management resources in connection with the Internal Investigation, and the Internal Investigation itself caused us to fail to timely file our Annual Reports on Form 20-F for the fiscal years ended December 31, 2022 and 2023 with the SEC. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees related to lawsuits or regulatory proceedings that have arisen and may arise in the future from the Internal Investigation.

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

Currently, we generate the majority of our revenues from our Professional Services division, which, among other services, enables enterprise clients to identify, manage and respond to cybersecurity threats with comprehensive, bundled solutions that provide a crucial layer of protection for organizations as well as a means to manage associated risk and compliance. More recently, we have focused on providing secured data fabric based solutions to the financial services sector.

We were not successful in penetrating the secured data fabric market and our ability to maintain or increase our revenues and achieve profitability may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell our solutions and professional services to additional customers. We may incur higher customer acquisition or retention costs as we seek to grow our customer base and expand our markets. Moreover, to the extent we are unable to retain and sell additional services to existing customers, including as part of our initiative to address existing accounts that have substandard margins, our revenue and results of operations may decrease. The loss of business from any of our major customers, whether by the cancellation of existing contracts, the failure to obtain renewal of these contracts or win new business or lower overall demand for our services, could materially and adversely impact our revenue and results of operations.

Actions that we have taken or may take to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

We have in the past and may again implement a plan to reduce our workforce in order to become more efficient in our costs and to optimize facilities-related costs. Such plans are meant to improve operational efficiencies and align our investments more closely with our strategic priorities. We may incur additional expenses associated with the reduction in our workforce not contemplated by such plans, such as employment litigation costs, which may have an impact on other areas of our liabilities and obligations and contribute to losses in future periods. We may not realize, in full or in part, the anticipated benefits and savings from such plans due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings, our operating results and financial condition would be adversely affected.

Furthermore, ongoing implementation of such plans and reductions in force may be disruptive to our operations. For example, a workforce reduction could result in attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the few rounds of reduction in force seek alternative employment, we could incur unplanned additional expense to ensure adequate resourcing and fail to attract and retain qualified management, sales and marketing personnel who are critical to our business. Our failure to do so could harm our business and our future performance.

Our limited operating history makes it difficult to evaluate our business and prospects and increases the risk of your investment.

Significant portions of our growth have been through mergers and acquisitions. As a result, there is limited information that investors can use in evaluating our business, strategy, operating plan, results, and prospects. We currently derive most of our revenues from our Professional Services division. We intended to derive most of our revenues from our Products and Technology division, including our secured data fabric and confidential computing protection solutions, however, we only succeeded in deriving a small portion of our revenues from technology and product-oriented solutions, including our secured data fabric and confidential computing solution and have since impaired and shut down that business. In addition, we have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If we do not address these risks successfully, or if the assumptions we use to plan and operate our business are incorrect or change, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be materially adversely affected.

Competition in the market for technology solutions, in general, is intense. If we are unable to compete effectively, our business, financial condition and results of operations could be harmed.

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

If we are unable to acquire large enterprise customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth will depend in part on our ability to sell our solutions to existing customers. If we are unable to succeed in such efforts, we will likely be unable to generate revenue growth at desired or projected rates.

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

We have not fully succeeded to execute, integrate or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

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

If we do complete acquisitions, it may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers or experience unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We acquired a number of companies and certain assets within the past three years and greatly increased our number of employees and fields of operation. The smooth integration into our company of the operations of these companies and of their employees is an important part of our sales and growth plan. The staff of the first company that was acquired, A.L.D. Advanced Logistics Development Ltd., is the foundation upon which we built our Professional Services division, and the strengths of the second acquired company, Comsec Ltd. and the third one Qpoint Technologies Ltd. (“QPoint”), in marketing, support, sales and cybersecurity consulting are the foundation of our sales efforts. Finally, we believed that our January 2025 acquisition of BST, the fourth company, had the potential to solidify our position as a leading provider of secured data fabric solutions in the future, offering a critical safeguard for banks, financial institutions and other industries navigating an increasingly complex regulatory and cybersecurity environment, however this did not ultimately succeed. We believed that the above mentioned acquisitions would give us direct access to a large number of blue-chip customers around the world, which would have saved us a significant amount of time that would be needed to penetrate these markets organically. Our failure to smoothly integrate the operations and employees of these companies into our goals and plans will and has reduced our prospects for growth. There is no assurance that the acquired companies, including their personnel and operations, can be successfully integrated with our existing employees and operations.

We could also expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and our products and services and potential intellectual property infringement. For example, during 2023, one of Comsec’s subsidiaries, Comsec Distribution, had financial, operational and commercial difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023, there were no business activities in Comsec Distribution. In addition, we acquired assets of Legacy Technologies GmbH (“Legacy”), a European cyber firm, however we have yet to recognize any revenues or acquire new customers from the Legacy assets and it remains extremely uncertain as to when, if at all, we may be able to do so. In fiscal year 2022 we recorded an impairment loss of $8.7 million for the assets acquired from Legacy. Certain subsidiaries of BST were classified as “held for sale” and subsequently sold to third parties during 2025. We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment on the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant.

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

Certain members of our management team have limited experience managing a U.S. listed publicly traded company.

Some of our management team has limited experience managing a U.S. listed publicly traded company, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to U.S. listed public companies. Our management team may not successfully or efficiently manage these roles and responsibilities. As a U.S. listed public company, we are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

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

Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

On March 31, 2026, Noah Hershcoviz resigned from his position as Chief Executive Officer and a member of the Board of Directors, effective immediately. Renah Persofsky, our Chairperson of the Board, has taken on a greater role in HUB’s management while we seek a replacement for Mr. Hershcoviz. During May and June of 2026, four more of our executive management departed: Shai Schiller (Head of Strategy), Nachman Geva (Chief Technology Officer), Paul Parisi (Chief Revenue Officer) and John Rogers (President of the Americas Region).

As a result of these frequent management transitions, combined with the current challenges facing our businesses, we are subject to significant uncertainties regarding our future business strategy and direction. These uncertainties may cause or result in disruptions to our business and distractions to our employees and management; difficulty in recruiting, hiring, motivating, and retaining talented and skilled personnel, including current members of management; and difficulty in negotiating, maintaining, or consummating business or strategic relationships or transactions.

Furthermore, the search for a permanent CEO may be prolonged, and we cannot assure you that the selected person will effectively transition into the role or ultimately be successful. During this search and transition period, there may continue to be uncertainties and concerns for employees and management, as well as for current and potential customers, other business partners and shareholders. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations or reputation, and could cause the market value of our shares and/or debt securities to decline.

Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees, including in companies we acquired. Our leadership team are critical to our overall management, as well as the continued development of our solutions, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Though sometimes new management can contribute and provide a new beneficial approach, we are currently conducting a global search for a permanent Chief Executive Officer and we have recently made significant changes to our executive management team in an effort to reduce costs and increase efficiency. We are also dependent on the continued service of our existing engineering team because of the complexity of our product and solutions. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause, subject only to the notice periods prescribed by their respective agreements if done without cause. The loss of one or more members of our senior management or key employees could harm our business, and we may not be able to find adequate replacements. There is no assurance that we will be able to retain the services of any members of our senior management or key employees.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in network security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, exchange rate fluctuations, or inflation, could cause a decrease in corporate spending on network security solutions and services. Other matters that influence consumer confidence and spending, including political unrest, public health crises, terrorist attacks, armed conflicts (such as the conflict between Russia and Ukraine) and natural disasters could also negatively affect our customers’ spending on our solutions and services. A significant portion of our business operations are concentrated in core geographic areas such as the Middle East and Europe, and if they were to experience economic downturns, this could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2025, we generated $28.1 million of our revenues from Israel, $2.9 million of our revenues from Europe and less than $1 million from the rest of the world.

In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel IT projects perceived to be discretionary, choose to focus on in-house development efforts or seek to lower their costs by renegotiating contracts. Further, customers may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operations could be adversely affected.

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

We currently offer our solutions in several countries and intend to continue to expand our international operations. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, particularly in emerging markets;

●	Global or regional health crises;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

●	Less effective protection of intellectual property;

●	Difficulties and costs of staffing and managing foreign operations, including recruiting and retaining talented and capable employees;

●	Import and export laws, including technology import and export license requirements, and the impact of tariffs;

●	Trade restrictions, including as a result of boycotts, trade disputes or other disputes between countries or regions in which we sell and operate;

●	Difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

●	Difficulties in collecting receivables from foreign entities or delayed revenue recognition;

●	The introduction of exchange controls and other restrictions by foreign governments; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

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

Risks Related to Our Systems and Technology

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our internal systems or customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

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

Security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, customers’ data and compromise our customers’ networks and applications that are secured by our solutions. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers, in addition to regulatory agencies. Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of our customers contractually require us to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party customers that are protected by our solutions occurs, we may face direct or indirect liability, costs, or damages, contract termination, our reputation in the industry and with current and potential customers may be compromised, our ability to attract new customers could be negatively affected and our business, financial condition, and results of operations could be materially and adversely affected.

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

There is no guarantee that our solutions will be free of flaws or vulnerabilities. Our customers may also misuse or improperly install our solutions, which could result in vulnerabilities to a breach or theft of business data. There can be no assurance that limitation of liability, indemnification or other protective provisions that we attempt to include in our contracts with customers, vendors, partners, or others would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

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

We incorporate artificial intelligence (AI) and machine learning (ML) into some of our services. This technology is new and developing and may present both compliance and reputational risks.

We rely on AI and machine learning in the operation of some of our services or solutions. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of our products or solutions. The effectiveness of our AI models depends on the quality and completeness of the data used for training. Any malfunction or unexpected behavior in our AI-driven systems could disrupt our operations and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

Undetected defects and errors may increase our costs and impair market acceptance of our products and solutions.

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

We may incorporate third-party technologies in our products, which would make us dependent on the providers of these technologies and exposes us to potential intellectual property claims.

Our products and services may contain certain technologies that are purchased and/or licensed from other companies. Third-party developers or owners of such technologies may be unwilling to sell to us or enter into, or renew, license agreements with us for the technologies that we need on acceptable terms, or at all. If we cannot purchase these products or obtain licenses for these technologies, we could lose a competitive advantage compared to our competitors who are able to license these technologies. In addition, when we obtain licenses for third-party technologies, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us if claims of infringement are asserted against us, or they may be required to indemnify us only up to a maximum amount, and we would be responsible for any costs or damages above such maximum amount. Any failure to obtain licenses for intellectual property or any exposure to liability as a result of incorporating third-party technologies into our products could materially and adversely affect our business, results of operations, and financial condition.

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

We rely primarily on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology. We generally no longer rely on patent protection for our solutions and may, in the future, elect not to maintain our existing patents or pursue new patent applications. To the extent we do not have patent protection for our inventions, we may be unable to prevent others from using our technology or from developing and marketing relevant products that are similar to or compete with our own. Furthermore, because we do not actively monitor the legal status of our historical patent filings or consistently maintain them, such assets may lapse or be challenged without our knowledge, rendering them ineffective as defensive assets.

The process of obtaining and maintaining patent protection is expensive and time-consuming, and we may not be able to, or may choose not to, prosecute necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to patent rules in the United States and other jurisdictions may bring into question the validity of certain software-related intellectual property and may make it more difficult and costly to enforce proprietary rights.

Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and customers and generally limit access to and distribution of our proprietary information. However, we cannot guarantee that the steps taken by us will prevent misappropriation of our technology, especially regarding trade secrets which, once disclosed, may lose their legal protection.

Policing unauthorized use of our technology or products is difficult. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as the laws of the United States or Israel, and many foreign countries do not enforce these laws as diligently. From time to time, legal action by us may be necessary to protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. If we are unable to protect our proprietary rights (including aspects of our software and products protected by trade secret or copyright), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that we offer.

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products. We rely on a combination of service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection.

We cannot be sure that any trademarks will be registered with respect to our currently pending applications in a manner that provides adequate defensive protection or competitive advantages, if at all. We may file for trademarks in the United States and other international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, the legal environment relating to intellectual property protection in certain emerging market countries where we may operate in the future is relatively weaker, often making it difficult to create and enforce such rights. Our currently-registered intellectual property and any intellectual property that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to or infringe our intellectual property.

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

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage, and our business, financial condition and results of operations could be materially adversely affected.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Participants in our industry typically protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market, expand to new use cases and face increasing competition. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and could incur other costs.

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

Risks Related to Our Legal and Regulatory Environment

We are subject to a securities class action and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities. Specifically, we are subject to a pending lawsuit in the Supreme Court of the State of New York relating to our 2023 de-SPAC merger seeking damages of not less than $5.08 million, plus interest, attorneys’ fees and costs, and the plaintiff has filed a motion for entry of a default judgment, the entry of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

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

For additional information on the class action and other lawsuits and for information concerning additional litigation proceedings, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

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

On February 27, 2026, DC Rainier SPV LLC, the former sponsor of Mount Rainier Acquisition Corp., commenced an action against us and A-Labs Finance & Advisory Ltd. in the Supreme Court of the State of New York, County of New York (Index No. 151513/2026), alleging fraud and related claims in connection with the February 2023 de-SPAC merger between Mount Rainier Acquisition Corp. and our predecessor entity. The plaintiff alleges, among other things, that (i) we and A-Labs misrepresented the existence of approximately $50 million of purportedly “irrevocable” private investment in public equity (PIPE) financing commitments (including approximately $10 million purportedly committed by A-Labs itself) prior to the closing of the de-SPAC merger, none of which was funded, and (ii) we concealed misappropriation of Company funds by our former Chief Executive Officer and the misuse of Company credit cards by a former controller, as well as the existence of material weaknesses in our internal control over financial reporting for the years ended December 31, 2021 and 2022. The plaintiff seeks damages of not less than $5,080,027, plus interest, attorneys’ fees and costs.

On April 28, 2026, the plaintiff filed a motion for entry of a default judgment against us, with a return date of May 29, 2026, on the grounds that we did not respond to the complaint within the time prescribed by the New York Civil Practice Law and Rules. As of the date of this Annual Report, we have not yet appeared in the action. We plan to seek to vacate any entry of default and to oppose the motion, asserting that service was not properly made. If a default judgment is entered against us in the amount sought by the plaintiff (or any substantial portion thereof), or if we are otherwise found liable for damages, it could have a material adverse effect on our financial condition, liquidity and the trading price of our ordinary shares, particularly given our existing liquidity constraints, and could increase the risk that we may be forced to seek bankruptcy or insolvency court protection. Any efforts to vacate or appeal a default judgment, or to defend the underlying claims, would be costly, would divert management resources and would have an uncertain outcome. Further, we may be subject to additional similar litigation in the future relating to disclosures made in connection with the de-SPAC merger or otherwise, and the costs and outcomes of any such litigation could also have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (“GDPR”), the California Consumer Privacy Act (“CCPA”), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), the UK Data Protection Act 2018, national privacy laws of EU Member States, the Israeli Privacy Protection Law, 1981 (“PPL”) and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses; the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications); the California Privacy Rights Act, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law; and the adoption of a significant amendment to the PPL, known as Amendment 13, which took effect in August 2025 and notably enhances the investigative powers of the Privacy Protection Authority and increase the potential monetary sanctions for violations. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require HUB to expend significant capital and other resources. We could be found to not be in compliance with obligations or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

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

We are subject to various environmental laws and regulations, including laws governing the hazardous material content of our products, laws relating to real property and future expansion plans and laws concerning the recycling of Electrical and Electronic Equipment (“EEE”). The laws and regulations to which we may be subject include the EU RoHS Directive, EU Regulation 1907/2006 — Registration, Evaluation, Authorization and Restriction of Chemicals (the “REACH Regulation”) and the EU Waste Electrical and Electronic Equipment Directive (the “WEEE Directive”), as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we may in the future be subject to these laws and regulations.

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

As part of the Circular Economy Action Plan, the European Commission amended the EU Waste Framework Directive (“WFD”) to include a number of measures related to waste prevention and recycling, whereby we may be responsible for submitting product data to a database of hazardous substances established under the WFD and managed by the European Chemicals Agency. We may incur costs to comply with this new requirement.

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

Our current and future cash balances and any investment portfolio we may have may be adversely affected by market conditions and interest rates.

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

Risks Related to Being a U.S. Listed Public Company

We continue to incur significant costs as a result of operating as a U.S. listed public company, and our management needs to devote substantial time to compliance initiatives.

As a public company subject to reporting requirements in the United States, we incur significant legal, accounting and other expenses, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have caused us to incur significant legal and financial compliance costs and have made some activities to be more time-consuming and costly. As a result, the preparation and filing of this Annual Report was exceedingly time consuming and costly for us. We have not always filed our Annual Report by the prescribed deadline and are filing this Annual Report late, and we cannot be certain that similar situations would not occur in the future. Additionally continued delinquency in the timely submission of future filings could lead to the SEC instituting administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our ordinary shares. These costs will likely increase our net loss in the short term. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities has and may continue to fluctuate significantly due to the performance of our business as well as general market and economic conditions. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on OTC Markets (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless an active market can be sustained.

If we fail to remediate our material weaknesses or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As discussed above, in connection with the review of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, while we remain an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

Risks Related to Ownership of Our Ordinary Shares and Warrants

The market price and trading volume of our ordinary shares and warrants on Nasdaq has been extremely volatile and could decline significantly.

The stock markets, including Nasdaq on which we have listed our ordinary shares and warrants under the symbols “HUBC,” “HUBCW” and “HUBCZ,” respectively, have from time to time experienced significant price and volume fluctuations. The market price for our securities, particularly our ordinary shares, has declined significant in recent months, losing approximately 99% of their value, limiting the ability of our investors and business partners to resell their shares at or near the price at which they invested. In addition, the trading volume in our ordinary shares and warrants has already and may continue to fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and warrants will not continue to fluctuate widely or further decline significantly in the future in response to a number of factors, including, among others, the following:

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

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to, and do, follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings and (ii) the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the shares or assets of another company). We may in the future elect to follow home country practices in Israel with regard to other matters as well. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See Item16G. “Corporate Governance.”

We are subject to ongoing reporting obligations and potential penalties under the Israeli Securities Law.

As a company whose securities were listed on the Tel Aviv Stock Exchange (the “TASE”), even though we delisted them from the TASE in March 2023, the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) continues to apply and we are still subject to certain reporting obligations in Israel unless otherwise exempt in accordance with Israeli law. We have petitioned the Israeli Securities Authority to cease our reporting requirements in Israel, given that we are no longer traded on the TASE, but the outcome of such petition remains uncertain and we may be forced to continue reporting pursuant to Israeli law requirements. We have not filed reports under the Israeli Securities Law after we started reporting in the United States under the Securities Act in March 2023. This could result in the imposition of penalties under the Israel Securities Law. In addition, as a company incorporated in the State of Israel, regardless of the outcome of the petition to cease our reporting requirements in Israel, we will remain subject to the jurisdiction of the Companies Law that apply to all Israeli incorporated companies.

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

We may also seek additional capital through debt financings. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens or to redeem shares or declare dividends, which could adversely affect our ability to conduct our business.

Issuances of our ordinary shares have, and in the future may continue to, significantly dilute the holdings of existing shareholders, and future resales of our ordinary shares may cause the market price of our ordinary shares and warrants to drop significantly, even if our business is doing well.

As of July 7, 2026, there were 32,836,053 outstanding ordinary shares (adjusted for the 1-for-15 reverse split effected on January 15, 2026, the 1-for-50 reverse split effected on April 20, 2026 and the 1-for-20 reverse split effected on June 5, 2026). We have issued a substantial number of convertible notes and warrants that may be converted or exercised into our ordinary shares, which has significantly diluted our existing shareholders and has, and may in the future continue to, adversely affect the market price of our ordinary shares. Since January 1, 2026, convertible notes were converted into approximately 4,591,633 of our ordinary shares (post-reverse splits). As of June 30, 2026, such securities are convertible or exercisable into an aggregate of 83,459,200 ordinary shares. Many of such notes and warrants are subject to anti-dilution adjustments that would result in their becoming convertible or exercisable for additional shares and the reduction of the conversion or exercise price if we were to issue securities at a purchase price (or conversion or exercise price) of less than $5.00 per share.

Pursuant to the terms of private investments made by certain equity holders, we are required to register the securities of such equity holders. Upon the effectiveness of any registration statement we file to register securities issued or issuable in connection with such private investments in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, our shareholders may sell large amounts of ordinary shares and warrants in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our ordinary shares or warrants or putting significant downward pressure on the price of our ordinary shares or warrants. Additionally, downward pressure on the market price of our ordinary shares or warrants will likely result from sales of our ordinary shares issued in connection with the exercise of warrants. Further, sales of our ordinary shares or warrants upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of our ordinary shares or warrants could have a tendency to depress the price of our ordinary shares or warrants, respectively, which could increase the potential for short sales.

In consideration for the acquisition of BST, HUB issued to BST’s equity holders 197 ordinary shares and pre-funded warrants to purchase 44 ordinary shares of HUB. The exercise of the pre-funded warrants was limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of HUB’s outstanding ordinary shares. The ordinary shares were subject to transfer restrictions until June 2026. The actual or perceived availability of these shares for sale may further depress the trading price of our ordinary shares.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC in 2025. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

If we are a PFIC for any taxable year, a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Such adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a “qualified electing fund,” or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. A U.S. Holder may make a QEF election with respect to our ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. There can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to our ordinary shares in the event we are treated as a PFIC for any taxable year. U.S. Holders who hold or have held our securities during a period when we were or are a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and our warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

Many of our employees, including certain management members, operate from our offices that are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Terrorist attacks and hostilities within Israel and the recent hostilities between Israel and Hamas, Hezbollah, the Houthis and Iran have also heightened these risks, including the wider war with Iran that began in February 2026. We are unable to predict the ramifications of the current military hostilities in the Middle East.

While a ceasefire has been entered into between Israel and Hamas and later between Israel and Iran, the situation remains fragile and verbal threats and sporadic violations persist and may potentially escalate in the future to more active hostilities. It is possible that other terrorist organizations, including Palestinian militant organizations in the West Bank, as well as other hostile countries, will engage in hostilities against Israel or Israeli interests.

There can be no assurance that attacks launched against Israel will not damage our facilities, which could result in a disruption of our business. Further, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies, which may have an adverse effect on us and our ability to effectively conduct our operations.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist and military activity, there have been periods of significant call-ups of military reservists, especially following the invasion by Gaza-based terrorists on October 7, 2023. It is possible that there will be military reserve duty call-ups in the future. Several of our employees and management members are subject to military service in the IDF and have been and may be called to serve. Since October 7, 2023, approximately 60 of our employees served in active duty, including our former CEO and CTO. While these call-ups have not resulted in material disruption to our operations to date, extended reserve duty obligations are expected to continue in the coming years, and significant increase in the scope or duration of such service could disrupt our operations and adversely affect our business.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel refusing to perform their commitments under those agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies, and the recent hostilities and their depiction in certain news outlets and social media platforms have increased anti-Israel sentiment around the world, which could lead to adverse political and economic ramifications. Any interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Certain provisions of Israeli law and the Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for the HUB ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law requires special approvals for certain transactions involving a company with its directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	Our Articles divide our directors into three classes, each of which is elected once every three years;

●	Our Articles require that any amendment thereto will be approved by our board of directors, in addition to by a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders;

●	Our Articles do not permit a director to be removed except by a vote of the holders of at least 65% of the outstanding shares entitled to vote at a general meeting of shareholders; and

●	Our Articles provide that the board of directors may fill director vacancies.

Further, Israeli tax considerations may make certain transactions undesirable to HUB or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires the tax becomes payable even if no disposition of the shares has occurred. See the section titled “Taxation — Taxation of Our Shareholders.”

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

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law.” If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled or discontinued, our Israeli taxable income may be subject to the standard Israeli corporate tax rate (currently 23%). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation.”

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

Risk Factors Relating to the Evofem Transaction

We may not realize any value from the Evofem Notes and Purchase Rights, and the securities we issued as consideration for the Evofem Notes and Purchase Rights may prove to have been issued for assets that are ultimately worthless.

In June 2026, we acquired senior subordinated convertible notes of Evofem Biosciences, Inc. (“Evofem”) with an aggregate outstanding balance of approximately $5.4 million (the “Evofem Notes”) and certain prepaid rights to receive shares of Evofem common stock in an aggregate amount of approximately $10.2 million (the “Purchase Rights”), for an aggregate purchase price of approximately $49.3 million payable solely in our ordinary shares and pre-funded warrants (the “Evofem Transaction”). Evofem is in severe financial distress. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 15, 2026, Evofem disclosed total assets of approximately $7.4 million against total liabilities of approximately $80.2 million, a stockholders’ deficit of approximately $77.6 million, limited cash resources, and substantial doubt about its ability to continue as a going concern. Evofem’s senior secured lender has asserted a claim that vastly exceeds Evofem’s total assets, has declared defaults and cancelled a forbearance agreement, and has threatened foreclosure on substantially all of Evofem’s assets. If Evofem is liquidated, forecloses, restructures, or files for bankruptcy protection, we may receive no cash payment and no equity value in respect of the Evofem Notes or the Purchase Rights. Accordingly, the Evofem Notes and Purchase Rights may ultimately prove to have little or no realizable value, and we may be required to write down or write off the entire carrying value of these securities, even though we issued a very substantial amount of our equity securities to acquire them.

The Evofem Notes are unsecured, deeply subordinated junior obligations, and any cash recovery is remote.

The Evofem Notes are junior subordinated obligations of Evofem. They are unsecured and are subordinated in right of cash payment to Evofem’s senior secured notes (reported by Evofem at approximately $123.2 million of total outstanding balance as of March 31, 2026 and secured by substantially all of Evofem’s assets, including its intellectual property) and to Evofem’s Adjuvant notes (reported by Evofem as having a carrying value of approximately $33.4 million), which constitute “Permitted Senior Indebtedness” senior to the Evofem Notes. Contractual put rights under the Evofem Notes that could otherwise generate cash for holders, including puts tied to subsequent placements and asset sales, are exercisable only after all Permitted Senior Indebtedness is paid in full, and any change-of-control redemption claim likewise is subordinated behind senior debt. Because the senior claims far exceed Evofem’s total assets, we do not expect to recover cash on the Evofem Notes at maturity or otherwise, and the notes maturing December 1, 2026 are unlikely to be repaid when due. A payment default at maturity, cross-defaults among Evofem’s debt instruments (which can be triggered at low thresholds), or enforcement action by the senior secured lender could further impair or eliminate any residual value.

Our ability to convert the Evofem Notes and exercise the Purchase Rights is subject to significant limitations although conversion or exercise (and subsequent sale of the resulting shares of Evofem common stock) is effectively our principal potential path to receiving value.

Because the possibility of our cash recovery on the Evofem Notes is remote, our principal potential source of consideration is conversion of the Evofem Notes, and exercise of the Purchase Rights, into shares of Evofem common stock at the current conversion or exercise price (as applicable) of $0.0154 per share, and our subsequent sale of those shares. That option is subject to a number of significant limitations. First, Evofem does not currently have sufficient authorized common stock to permit conversion and exercise in full of its outstanding convertible securities and equity-linked instruments, as its authorized share capital is approximately 3.0 billion shares while its fully diluted share count (assuming conversion of all convertible instruments) is significantly higher. Second, the Evofem Notes contain a 9.99% beneficial-ownership limitation that by its terms may not be waived and applies to successor holders, which would prevent us from converting more than a small portion of our position at any one time. Third, Evofem has disclosed a potential reverse stock split (in a ratio of up to 1-for-1,500), and the Evofem Notes contain anti-dilution and stock-combination adjustment provisions (including full-ratchet and “event market price” reset mechanics) that would reset the conversion terms of the Evofem Notes upon such events and could materially reduce the number of shares issuable to us or the value of conversion. As a result of the above, there can be no assurance that we will be able to convert the Evofem Notes or exercise the Purchase Rights, in either case in whole or in part, or that any such conversion or exercise will yield any realizable value.

Even if we obtain shares of Evofem common stock, we may be unable to sell them at attractive prices or at all.

Evofem’s common stock is currently quoted on the OTCID market. Trading on such market is limited, sporadic and volatile, and the common stock trades at a low absolute price. This may subject transactions in the stock to the SEC’s penny stock rules and additional broker-dealer requirements, which could affect our ability to sell shares of Evofem common stock and the value we could receive from any such sale. In addition, the shares of Evofem common stock issuable to us upon conversion or exercise would be “restricted securities” and could be sold only pursuant to an effective registration statement or an exemption from registration such as Rule 144 of the Securities Act, subject to applicable holding periods and other conditions, which could limit our ability to resell such securities. In addition, if we were deemed an “affiliate” of Evofem (including by reason of the size of our as-converted position, which on an as-converted basis would represent a substantial majority of Evofem’s outstanding common stock), our resales would be subject to volume, manner of sale and other limitations under Rule 144, and we would be subject to beneficial ownership reporting and potentially other obligations under the U.S. federal securities laws. Any significant sale by us of the shares of common stock could itself cause a significant decline in the market price of Evofem common stock given its limited liquidity. As a result of the above, even if we acquire shares of Evofem common stock we may not be able to sell such shares or to sell them at attractive prices.

We issued a very large number of ordinary shares and Pre-Funded Warrants as consideration in the Evofem Transaction, resulting in substantial dilution to our shareholders, potentially in exchange for assets that may yield no return.

As consideration in the Evofem Transaction, we issued an aggregate of 31,623,000 Consideration Shares (including the ordinary shares issuable upon exercise of the Pre-Funded Warrants). This compares to 4,291,960 ordinary shares outstanding immediately prior to such issuance. Assuming full exercise of the Pre-Funded Warrants, the Consideration Shares would represent a substantial majority of our outstanding share capital, and our shareholders prior to the Evofem Transaction have experienced, and upon exercise of the Pre-Funded Warrants will experience, very significant dilution of their ownership, voting power and economic interest. If the Evofem Notes and Purchase Rights ultimately yield little or no value, our shareholders will have borne this dilution in exchange for assets of little or no worth, which could materially and adversely affect the market price of our ordinary shares.

The pre-funded warrants issued in the Evofem Transaction cannot be exercised in full unless our shareholders approve the exercise and an increase in our authorized share capital, and such approval may not be obtained.

The pre-funded warrants are subject to a 4.99% beneficial ownership limitation by their current holders. We have undertaken to call a meeting of our shareholders as soon as reasonably practicable to approve the full exercise of the pre-funded warrants, the issuance of all ordinary shares issuable upon such exercise, and an increase in our authorized share capital. There can be no assurance that our shareholders will approve these proposals or as to the timing of any approval. If shareholder approval is not obtained, the pre-funded warrants will remain subject to the beneficial ownership limitation by their current holders and may not be exercisable in full, which could give rise to claims or disputes with holders of the pre-funded warrants, adversely affect our relationships with these investors, and create uncertainty regarding our capital structure. Seeking approval will also involve the time and expense of a shareholder meeting, and the pendency of these proposals may create an overhang on the market for our ordinary shares.

Future sales, or the perception of future sales, of the Consideration Shares could depress the market price of our ordinary shares.

The Consideration Shares were issued in a private placement and constitute restricted securities. In the future holders of the Consideration Shares may sell such shares pursuant to Rule 144 or, if we grant or effect registration rights, pursuant to a resale registration statement. The number of ordinary shares issuable upon exercise of the pre-Funded Warrants is very large relative to our public float and historical trading volumes. Sales of a substantial number of our ordinary shares by holders of Consideration Shares, or the market’s perception that such sales may occur (including upon or following shareholder approval), could materially depress the market price of our ordinary shares and impair our ability to raise capital in the future.

We do not control Evofem, we have limited rights and limited information as a noteholder, and Evofem’s own disclosure and control environment present risks.

The Evofem Notes and Purchase Rights do not entitle us to board representation, voting rights (except as required by law) or control over Evofem’s business, management, strategy or capital structure. Evofem may take actions that are adverse to our interests, including incurring or restructuring indebtedness, effecting recapitalizations or reverse stock splits, issuing additional securities that dilute the shares underlying our instruments, or agreeing to transactions with its senior creditors that impair junior claims. In addition, amendments and waivers under the note documentation generally require specified holder thresholds, and we may be bound by actions of other holders or unable to effect amendments we consider desirable. Our assessment of the Evofem Notes and Purchase Rights is based substantially on Evofem’s public filings and information provided to us in connection with the transaction. In its public filings Evofem disclosed material weaknesses in its internal control over financial reporting. In addition, its public disclosure may not be complete, accurate or timely.

If our investment securities become a significant portion of our total assets, we could be deemed an investment company under the Investment Company Act of 1940, which could materially restrict our business.

Following the Evofem Transaction, we hold convertible notes and equity-linked instruments of another company. If the value of these and any other investment securities were to constitute a significant portion of our total assets, we could be deemed to be an “investment company” within the meaning of the Investment Company Act of 1940, as amended, absent an applicable exemption. Registration or regulation as an investment company would impose burdensome requirements on us, including restrictions on our capital structure, transactions with affiliates and ability to issue securities, and compliance could be impracticable for a company like ours. We intend to conduct our business, and to monitor our asset composition, so as not to be deemed an investment company, but there can be no assurance that we will not be required to take remedial actions, such as disposing of assets on unfavorable terms, to avoid that result.

Item 4. Information on the Company

A. History and Development of the Company

HUB began operations in 1984 as A.L.D. Advanced Logistics Development Ltd. (“ALD”) and is engaged in developing and marketing quality management software tools and solutions. HUB Cyber Security TLV Ltd. (“HUB TLV”) was founded in 2017. On February 28, 2021, HUB TLV and ALD signed a share swap merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of ALD and the shareholders of HUB TLV owned 51% of ALD’s issued and outstanding share capital (the “ALD Merger”). The ALD Merger was completed on June 21, 2021 and ALD later changed its name to Hub Cyber Security (Israel) Ltd. and later to Hub Cyber Security Ltd. Following the ALD Merger, we developed unique technology and products in the field of confidential computing, with the intention to be a significant player in the cyber security industry.

As of March 1, 2023, HUB began trading on Nasdaq following the completion of the Business Combination Agreement with Mount Rainier Acquisition Corp.

In November 2023, HUB began to collaborate with BlackSwan Technologies, Inc. (“BST”) with the goal of becoming a significant player in the secured data fabric industry. BST’s technologies and solutions were mostly needed by government entities, banks and financial institutions, and large regulated enterprises. Pursuant to this collaboration, we began integrating BST technology with HUB technology and we were granted rights to utilize deliverables created under the collaboration, along with a license to access and use certain of BST’s intellectual property. We were also granted an option to purchase all of the outstanding share capital or assets of BST.

On January 27, 2025, HUB consummated an Agreement and Plan of Merger with BST, pursuant to which BST and its subsidiaries became subsidiaries of HUB. We paid a purchase price of $41.6 million for the transaction, which was accounted for as an asset acquisition. We subsequently divested four of the BST subsidiaries that were not integrated into our business operations. We executed the acquisition of BST believing it would accelerate the development of our secure data fabric offering by integrating BST’s technology with our existing platform. We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment with respect to the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

The Company is implementing a comprehensive restructuring, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. This includes the Evofem transaction, reduction of operating expenses and headcount, and the engagement of Deloitte to support out restructuring efforts. For further details, see “—Recent Developments” below. The Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth.

Corporate Information

Our website address is www.hub-technologies.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

The main address of our principal offices is 30 Hacharoshet Street, Or Yehuda, Israel and our telephone number is +972-3-918-6066. For securities matters related to specific securities filings, our agent for service of process in the U.S. is Puglisi & Associates, 850 Library Avenue, Newark, Delaware 19711. For other matters, our agent for service of process in the U.S. is Northwest Registered Agent LLC, 418 Broadway STE N, Albany, New York 12207. We are registered with the Israeli Registrar of Companies (registration number 511029373).

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

Acquisition of Evofem Convertible Notes and Purchase Rights; Issuance of Securities

On June 26, 2026, we entered into securities purchase agreements (each, a “Purchase Agreement” and, collectively, the “Purchase Agreements”) with certain holders (each, a “Seller” and, collectively, the “Sellers”) of senior subordinated convertible notes (the “Evofem Notes”) of Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), and of certain purchase rights to acquire securities of Evofem (the “Purchase Rights”). Pursuant to the Purchase Agreements, the Company agreed to purchase from the Sellers all of their respective Evofem Notes and Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of the Company as described below.

Evofem is a commercial-stage biopharmaceutical company with two innovative women’s health products: (i) PHEXX®, a non-hormonal prescription contraceptive vaginal gel and (ii) SOLOSEC®, a single-dose oral antimicrobial agent for the treatment of two common sexual health infections – bacterial vaginosis (BV) and trichomoniasis.

The Evofem Notes acquired by the Company consist of Evofem’s senior subordinated convertible notes governed by a common form of note (the “SSN Notes” and the “Aditxt Notes”), comprising the exchanged senior subordinated convertible notes originally issued between December 2022 and September 2023 and restructured effective December 1, 2023 (maturing December 1, 2026), together with senior subordinated convertible notes issued in the same form maturing April 8, 2028 and June 26, 2028. The Evofem Notes are junior subordinated obligations of Evofem (subordinated in right of cash payment to Evofem’s senior secured notes and other senior debt obligations of Evofem), bear interest at 8% per annum compounding monthly (payable at maturity), and are convertible, at the holder’s election, into shares of Evofem common stock at a conversion price of $0.0154 per share (subject to customary adjustment for stock splits, stock dividends, recapitalizations and similar events), subject to a 4.99% or 9.99% beneficial ownership limitation. Based on the aggregate outstanding balance of the Evofem Notes acquired by the Company (approximately $5,373,556), the Evofem Notes would be convertible into approximately 348,932,233 shares of Evofem common stock, without factoring in the beneficial ownership limitation. The Purchase Rights acquired by the Company are exercisable for Evofem common stock at the same $0.0154 per share price and, based on the aggregate amount of the Purchase Rights acquired (approximately $10,153,890), would be exercisable into approximately 659,343,507 shares of Evofem common stock. In the aggregate, the Evofem Notes and Purchase Rights acquired by the Company would be convertible into, and exercisable for, approximately 1,008,275,740 shares of Evofem common stock (in each case before giving effect to any beneficial-ownership limitations and Evofem’s available authorized common stock), which if fully converted and exercised, will give the Company an 88% ownership of Evofem based on the current outstanding shares (or 14% on a fully diluted basis, assuming full issuance of all potential shares issuable for all convertible instruments outstanding).

The aggregate purchase price payable by the Company for the Evofem Notes and Purchase Rights was approximately $49,331,891 (the “Purchase Price”), payable solely in ordinary shares of the Company, no par value, and/or pre-funded warrants to purchase ordinary shares (the “Pre-Funded Warrants” and, together with the ordinary shares issued as consideration, the “Consideration Shares”), and not in cash. The number of Consideration Shares issuable to each Seller is equal to such Seller’s portion of the Purchase Price divided by $1.560 per share, the closing price of the Ordinary Shares on the Nasdaq Stock Market on June 24, 2026. As aggregate consideration under the Purchase Agreements, the Company issued 31,623,000 Consideration Shares (including the ordinary shares issuable upon exercise of the Pre-Funded Warrants).

Pursuant to the Purchase Agreements, the Consideration Shares were issued as ordinary shares except to the extent that such issuance would cause a Seller, together with its affiliates and any persons acting in concert with it, to beneficially own or hold in excess of 4.99% of the Company’s outstanding ordinary shares after giving effect to the issuance (the “Beneficial Ownership Limitation”), in which case the portion that would otherwise exceed the Beneficial Ownership Limitation was issued in the form of Pre-Funded Warrants. Accordingly, at the closing the Company issued an aggregate of 1,794,901 Ordinary Shares and issued Pre-Funded Warrants exercisable for an aggregate of 29,828,099 Ordinary Shares. The number of ordinary shares issued to any individual Seller was limited so that such Seller would not exceed the Beneficial Ownership Limitation (a maximum of 225,417 Ordinary Shares per Seller, based on 4,291,960 Ordinary Shares outstanding immediately prior to the issuance), with the balance of such Seller’s Consideration Shares issued in the form of Pre-Funded Warrants. Certain Sellers whose existing beneficial ownership already equaled or exceeded 4.99% received all of their Consideration Shares in the form of Pre-Funded Warrants.

Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, may be exercised on a cash or cashless basis, and is not exercisable to the extent the holder would exceed the Beneficial Ownership Limitation.

The Company has agreed to call a meeting of its shareholders as soon as reasonably practicable following the closing to approve (i) the full exercise of the Pre-Funded Warrants and the issuance of all ordinary shares issuable upon exercise thereof and (ii) an increase in the Company’s authorized share capital sufficient to permit such issuance in full. Upon receipt of such shareholder approval, the 4.99% Beneficial Ownership Limitation applicable to the Pre-Funded Warrants will automatically be lifted, and the Pre-Funded Warrants will thereafter be exercisable in full in accordance with their terms.

The Consideration Shares, and the ordinary shares issuable upon exercise of the Pre-Funded Warrants, were offered and issued in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof (and/or Regulation S) promulgated thereunder, and will constitute “restricted securities.”

In July 2026, we entered into a promissory note with Evofem pursuant to which we provided a loan to Evofem in the principal amount of $706,304, bearing interest of 12% per annum, compounded monthly. The loan matures 11 months from the effective date, unless accelerated due to an event of default. The loan included an administration fee equal to 2% of the total loan amount, due on the effective date and a weekly monitoring fee of $2,000, accruing from the effective date and payable on the maturity date. Evofem is entitled to use the proceeds of the loan exclusively for making payments to its suppliers for the manufacture, production, and distribution of its products, PHEXX and SOLOSEC.

Restructuring

The Evofem transaction is the latest milestone in a comprehensive restructuring that the Company has implemented, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance.

As part of this plan, the Company has substantially reduced operating expenses, eliminating many external consultants and contractors and reducing headcount solely at the HUB level by approximately 50%. During May and June 2026, we executed a targeted workforce reduction of approximately 10% of all our employees or full-time employee equivalents in order to improve our operational efficiency. Most of the reduction was related to the cessation of activities in the BST business.

The Company has also engaged Deloitte to support its restructuring efforts, operational improvements and financial planning as it works to strengthen its balance sheet. Additionally, the Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth. The Company believes the Evofem transaction reflects a first step in a disciplined approach to pursuing strategic opportunities while preserving liquidity.

Liquidity

Since inception, HUB has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders. We intend to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating expenses and divesting assets.

As a result of liquidity and cash flow concerns that have arisen due to factors related to our business operations, together with the Internal Investigation, we face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due. We are generating negative cash flow, requiring constant and immediate cash injections to continue to operate, and are failing to meet obligations as they become due, including financial, suppliers debts and other ordinary course of operations costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including defaults under certain loans, payments due to our debt holders, vendors and service providers and government duties, which resulted in a seizure being placed on certain of our bank accounts. During certain periods in 2024 and 2025, we were unable to make required deposits in employee pension and severance funds, which were later paid and settled and payments due for certain periods in 2025 and 2026 were paid in June 2026. Furthermore, we have been unable to fully pay required withholding taxes on employee compensation payments and government fees. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years. Our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

For a discussion regarding our liquidity, cash resources and debt facilities, see Item 5.B. “Liquidity and Capital Resources.”

In 2025 and in 2026, we engaged a restructuring consultant to negotiate with creditors in order to reach voluntary agreements to reduce a portion of their respective outstanding debt and enable us to continue our operations.

Internal Investigation

In August 2023, the Special Committee comprised of independent directors appointed by our board of directors completed the independent Internal Investigation into potential misconduct involving Eyal Moshe (our former Chief Executive Officer and President of U.S. Operations and former member of our board of directors) and Ayelet Bitan (former Chief of Staff and wife of Mr. Moshe), the Special Committee also conducted a review of our financial department and relevant policies, procedures and internal controls. The Special Committee believed that it found sufficient evidence to support a determination that Mr. Moshe and Ms. Bitan misappropriated (from a Company bank account over which Mr. Moshe had sole signatory rights) a total of approximately NIS 2 million (approximately $582,000) for personal use. Further, in certain instances, evidence reviewed by the Special Committee demonstrated that Mr. Moshe authorized payments to contractors without either (i) proper documentation and signatory approval; or (ii) required budget and expense reports. The employment of Mr. Moshe was terminated for cause, effective July 24, 2023, and Mr. Moshe resigned from our board on August 15, 2023. Additionally, we commenced two legal actions in Israel against Ms. Bitan and against Mr. Moshe to dispute their requests for severance payments in accordance with Israeli law in connection with these determinations by the Special Committee. For further details, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

Additionally, the Special Committee believed that it found sufficient evidence to determine that, one of our controllers, with the permission of Mr. Moshe, used HUB credit cards for personal use in the amount of approximately NIS 400,000 (approximately $110,000). These personal expenses were neither factored into the controller’s payroll nor properly documented in our financial books and records. Additionally, Mr. Moshe approved a bonus of NIS 250,000 to the controller. However, this bonus was not paid to the controller but instead was paid to a third party at the controller’s direction. Prior to the commencement of legal proceedings, we reached a settlement with the controller whereby the amount of the bonus in the amount of NIS 250,000 plus VAT was repaid to us and all his options and RSUs were cancelled.

Since the completion of the Internal Investigation, we performed a restructuring of our top management and executive officers, in addition to enacting and enforcing tougher anti-fraud and anti-corruption policies, oversight, reviews and checks. All of the management and executive officers that served in HUB during the time when the misappropriation occurred have since left HUB and have been replaced. To the best of our knowledge, the past misappropriation of funds has no current or further impact on HUB, its finances and its business, and is not expected to affect HUB or its expected growth in the future. The board of directors and management also took action to implement other significant remedial measures, including commencing a process to develop and implement enhanced internal controls over financial reporting and disclosure controls.

In September 2024, the ISA and the Israel Tax Authority conducted a search of HUB’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To HUB’s best knowledge, the suspicions are related, among other things, to the subject matter of the Internal Investigation. In addition, in April 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To HUB’s best knowledge, this visit concerned developments in the investigation related to the actions of a former Financial Controller of the Company, which were also addressed in the Internal Investigation. According to a letter provided to the Company in January 2026 by the ISA, the ISA’s investigation has been concluded, and the investigation file concerning the Company has been transferred to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for a resolution, the status of which remains uncertain.

B. Business Overview

In this section “we,” “us,” “our” and “HUB” refer to HUB Cyber Security Ltd.

Overview

In 2025, HUB focused on two symbiotic lines of business: (1) the Products and Technology division – secured data fabric and confidential computing; and (2) the Professional Services division – cyber security and other technology services.

Products and Technology Division

●	HUB’s Products and Technology division focuses on research and development of HUB’s products and solutions.

●	HUB’s product solutions were marketed and licensed directly to banks, financial services, government agencies, defense organizations, research institutions and large enterprises.

●	We recorded a significant impairment of this division as of December 31, 2025, for the secured data fabric business, which ceased operations in June 2026.

Professional Services Division

The Professional Services division is comprised of services performed by Comsec, QPoint and certain ALD activities.

●	ALD provides quality control in complex engineering projects and ensuring smooth and reliable execution in mission critical processes.

●	Comsec provides cyber risk assessment, risk mitigation and cyber incident response services to customers worldwide. Comsec customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

●	QPoint provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Its team of over 145 engineers provides advanced technological expertise, offering readily available and professional solutions to leading Israeli companies and organizations.

Management, Sales, and Distribution

●	HUB’s Management, Sales, and Distribution team oversees marketing, sales, and related commercial activities to advance and support the distribution of HUB’s product solutions and services.

●	They oversee strategic planning, resource allocation, and operational execution to align our goals with market demands and ensure sustainable growth.

●	This team drives revenue by identifying customer needs, closing deals, and ensuring effective delivery and support of software products through various channels.

Our Operations

In 2025, we operated in several countries and provided innovative cybersecurity computing appliances, secured data fabric services and zero trust confidential computing as well as cybersecurity and reliability, availability, maintainability and safety (RAMS) professional services.

Since 2021, HUB has completed four acquisitions of cybersecurity consulting services and distribution companies – ALD, Comsec, QPoint and BST. This provided HUB with an established customer base, including governmental agencies and enterprises that were expected to be prime targets for its data fabric and confidential computing solutions.

We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment on the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

The Company is implementing a comprehensive restructuring, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. This includes the Evofem transaction, reduction of operating expenses and headcount, and the engagement of Deloitte to support out restructuring efforts. The Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth.

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

Protecting Data in Use

Significant progress has been made to protect sensitive data in transit and in storage. However, sensitive data is still vulnerable when in use. For example, while Transparent Database Encryption (“TDE”) protects data in storage, that data must be stored in cleartext in the database buffer pool so that SQL queries can be processed, rendering it vulnerable to memory-scraping malware and privileged user abuse.

This concern around protecting data in use has held back many organizations from delegating computations to the cloud and from sharing private data with peers for collaborative analytics.

HUB’s Offerings

HUB’s Products and Technology Division:

Secured Data Fabric

In November 2023, HUB began to collaborate with BST with the goal to become a significant player in the secured data fabric industry, and on January 27, 2025, HUB consummated a merger agreement with BST resulting in BST and its subsidiaries becoming subsidiaries of HUB. We paid a purchase price of $41.6 million for the transaction, which was accounted for as an asset acquisition. We subsequently divested four of the BST subsidiaries that were not integrated into our business operations. We executed the acquisition of BST believing it would accelerate the development of our secure data fabric offering by integrating BST’s technology with our existing platform. We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment with respect to the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

Confidential Computing

Confidential computing is a strong solution for cyber protection as it assumes that hackers have already infiltrated a computer and that an administrator’s credentials have been compromised. HUB’s zero trust confidential computing systems protect data and applications by running them within secure enclaves that are governed by policies and managed with strict, rule-based filters to prevent unauthorized access to the processor as well as by and between microservices. This approach ensures data security, unrelated to the vulnerability of the computing infrastructure.

HUB’s confidential computing solution has three configurations (HUB Vault, HUB PCIe Card and Hub Guard) that were available for commercial sale. We have currently ceased operations of this product offering.

This business has currently ceased operations along with the secured data fabric business.

HUB’s Professional Services Division:

The HUB Professional Services division is built upon three groups of subsidiaries: Comsec, ALD and QPoint.

Comsec

In November 2021, we completed the acquisition of Comsec Ltd. and its subsidiaries. Comsec provides innovative cybersecurity services with more than 30 years serving customers in Israel and across the world. The professional services portfolio provides consulting services to identify and mitigate risks in customers’ cybersecurity environments.

Most of Comsec’s customers are large enterprises, militaries and government agencies, and Comsec has long-term connections with the IT procurement departments in those organizations and is recognized as an approved provider.

Comsec specializes in governance risk compliance (“GRC”) and strategic consulting services. The company helps clients assess their gaps to relevant regulatory requirements and propose solutions to mitigate the gaps and become compliant. As part of the GRC offerings, there is focus on the credit card industry which has stringent requirements in place for implementation of cybersecurity controls. HUB provides a chief information security officer as a service to clients that do not have sufficient internal resources to manage cybersecurity in their organization. Comsec’s compliance and GRC services also include GDPR and other regulatory compliance assessments and remediation work.

The application security offerings help organizations assess their risk and vulnerabilities in their application landscape. The services provided are aligned with the Secure Development Lifecycle methodology and helps clients and their development departments with assessing risk (testing and threat modeling), training their developers, scanning code for vulnerabilities, recommending mitigation activities and implementation of security controls.

Offensive security offerings mimic what criminal organizations and hackers are attempting to do to compromise organizations. The teams rely on their expertise and tooling to try and find vulnerabilities in the organization’s environment and exploit them to access critical assets and systems. This enables clients to mitigate the found exploitations and plug gaps in their cybersecurity posture before being exploited by hackers and/or criminal organizations.

Infrastructure security services provide testing services on infrastructure-related equipment and environments. The team utilizes penetration testing equipment to validate the security posture and identify potential vulnerabilities with a focus on cloud computing.

Reacting to cyber incidents in a fast and decisive manner is key to mitigating harm. HUB has incident response teams available at all times to receive calls from clients that may be experiencing a breach or ransomware attack. The experienced teams investigate the incident and assist the client with activities to minimize the impact and restore operations to normal.

Comsec also provides training to organizations’ employees in the field of cybersecurity. A catalog of over 50 training courses is available to the client base and market.

Comsec provides services to more than 100 active clients and has served over 1,000 customers across industries and geographies. Customers include some of the largest banks, insurance companies, telecommunications organizations, industrial organizations and high tech companies around the globe. Comsec also partners with organizations across the globe to provide their customers with the same high quality services that Comsec provides directly. Partners include large outsourcing organizations as well as specialized niche companies that value Comsec’s add-on services.

Comsec explores opportunities to provide its services to large outsourcing companies in Europe and around the world that lack critical security services, struggle with demand and cannot provide high-quality profiles.

Comsec Competition and Competitive market

Although there are a large number of cybersecurity organizations, the market need far outpaces the growth in our competitors. Comsec stands out to the competition because its core services are developed and implemented in the Israeli market first. The Israeli market is demanding and innovative, and Comsec has the opportunity to bring these innovative services to an international clientele.

Major competitors include global consulting firms. While these organizations are large, Comsec stands out through innovative and cutting-edge services catered to the latest trends and threats. Other competitors are more country-specific cybersecurity services companies. Against these companies, Comsec believes it can show its experience in the global market, the breadth and depth of the service portfolio and the quality of service.

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

ALD’s customers include those in the aerospace, defense, government and transportation industries.

The reliability of the products and services division is built upon the acquisition of ALD, a global leader in innovative Reliability, Availability, Maintainability and Safety Assessment (“RAMS”) products and services for more than 30 years to customers in Israel and across the globe.

The ALD consulting team consists of experts in the fields of RAMS, LCC and ILS. The team provides solutions in the fields of aviation, transportation, construction, infrastructure and renewable energy. Proposed solutions include preparation of RAMS and quality control plans, allocation of professional personnel to projects and establishment of quality systems and certification of standards.

Some of ALD’s customers are world-leading commercial companies as well as major defense, transportation and government organizations.

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

ALD specializes in locating, qualifying and placement of qualified manpower in the following areas: Quality Engineering, Quality Assurance, Failure Analysis, Reliability Engineering, Quality Control, FMEA/ FMECA Analyses, Standardization (ISO, AS) Thermal Design and Audits.

QPoint

In April 2024, we completed the acquisition of all shares of QPoint that we did not yet own at that time, constituting 53.5% of QPoint’s outstanding shares.

This acquisition was strategically aligned with our mission to establish a leading global professional services and secure data fabric ecosystem. QPoint has a diverse customer base of over 100 clients, including renowned brands such as Rafael Advanced Defense Systems, the Israel Airports Authority and the Ministry of Defense of Israel.

QPoint provides a variety of tech solutions and consulting across various verticals, including innovative data management and security solutions, including software development and testing, cybersecurity, information systems, consulting, and training. QPoint’s team of engineers provides advanced technological expertise, offering readily available and professional solutions to leading Israeli companies and organizations. This strategic integration enhances HUB’s capabilities in safeguarding sensitive information across various sectors.

QPoint has expertise in software engineering, testing, cybersecurity, ICT, web, mobile, project management and complex integration processes, which bring invaluable additions to HUB’s portfolio and expands HUB’s market reach, revenue stability and customer support. There is a significant cross-selling opportunity between QPoint and HUB’s expanded offerings, with customers spanning various industries, including the healthcare, government, energy, defense, and financial sectors. The acquisition of QPoint significantly broadens HUB’s customer base and service offerings as a result of QPoint’s market presence and compelling service solutions, and also integrates a financially sound partner poised to make a significant contribution to HUB’s overall financial well-being.

Most of QPoint’s customers are large enterprises, militaries and government agencies, and QPoint has deep and long-term connections with the IT procurement departments in those organizations and is recognized as an approved provider.

Competition

The markets in which HUB operates are characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. HUB competes with a multitude of companies that offer a broad array of products and services that employ different approaches and delivery models to address these evolving threats.

Cybersecurity Competitive Landscape

HUB may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them. Cybersecurity spending is spread across a wide variety of solutions and strategies, including endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their cybersecurity budgets to other solutions and strategies and may not adopt or expand use of HUB’s solution. Accordingly, HUB may also compete for budgetary reasons, to a certain extent, with additional vendors that offer threat protection solutions in adjacent or complementary markets to HUB’s.

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

Intellectual Property

HUB considers its intellectual property rights, including those in its know-how and the software code of its proprietary solution, to be, in the aggregate, material to its business. HUB protects its intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, as well as contractual restrictions.

As of December 31, 2025, we owned six registered patents in the United States, as well as one U.S. patent application, which was recently allowed; however, these patents have not being actively maintained and their legal status is not currently being monitored by us. In addition, HUB owns and uses trademarks and service marks on or in connection with its proprietary solution, including both unregistered common law marks and issued trademark registrations. Finally, HUB has registered domain names for websites that it uses in its business.

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

HUB may pursue additional intellectual property protection to the extent it believes would advance its business objectives and maintain its competitive position. Notwithstanding these efforts, there can be no assurance that HUB will adequately protect its intellectual property or that it will provide any competitive advantage. From time to time, HUB expects to face in the future allegations by third parties, including its competitors, that HUB has infringed their trademarks, copyrights, patents and other intellectual property rights or challenging the validity or enforceability of HUB’s intellectual property rights. HUB is not presently a party to any such legal proceedings that, in the opinion of HUB’s management, would individually or taken together have a material adverse effect on HUB’s business, financial condition, results of operations or cash flows.

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

HUB also may be subject to the California Consumer Privacy Act, or the CCPA, which imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries the potential for significant enforcement penalties for non-compliance as well as a private right of action for certain data breaches. We also may be subject to the California Privacy Rights Act, or CPRA, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.

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

Cybersecurity

In July 2023, the U.S. Securities and Exchange Commission adopted the Risk Management, Strategy, Governance, and Incident Disclosure Final Rule (the “Cybersecurity Final Rule”) enhancing disclosure requirements for registered companies covering cybersecurity risk and management. The Cybersecurity Final Rule requires registrants to disclose material cybersecurity incidents on Form 8-K within four business days of a determination that a cybersecurity incident is material, or for foreign private issuers like us, on Form 6-K promptly after making such determination, and such materiality determination must be made without unreasonable delay. The rule also requires periodic disclosures of, among other things, details on the company’s processes to assess, identify, and manage cybersecurity risks, cybersecurity governance, and management’s role in overseeing such a compliance program, including the board of directors’ oversight of cybersecurity risks.

We have implemented a security program consisting of policies, procedures, and technology to maintain the privacy, security and integrity of our information, systems, and networks. Among other things, the program includes controls designed to limit and monitor access to authorized systems, networks, and data, prevent inappropriate access or modification, and monitor for threats or vulnerability. See “Risk Factors—Risks Related to Our Systems and Technology—As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.”

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

For a description of the Company’s current legal proceedings, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report. Inclusion of such proceedings by HUB is not an admission that these proceedings, if determined adversely to HUB, would have a material adverse effect on HUB’s results of operations.

C. Organizational Structure

The following table sets forth our material subsidiaries as of April 30, 2026, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd., of which we own 98.63%.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Software Ltd.	Israel
ALD College Ltd.	Israel
Qpoint Technologies Ltd.	Israel
QPoint Solutions Ltd.	Israel
Sensecom Consulting & Project Management Ltd.	Israel
Aginix Engineering & Project Management Ltd.	Israel
Comsec Ltd.	Israel
Comsec International Information Security B.V.	The Netherlands
BlackSwan Technologies, Inc.	Delaware, United States
BlackSwan Technologies GmbH	Germany

D. Property, Plants and Equipment

Our principal facility is located in Or Yehuda (near Tel Aviv), Israel, which consists of approximately 1,600 square meters (approximately 17,222 square feet) of leased office space. This facility currently accommodates our professional services division, with the remainder of our employees working on a fully remote basis. The lease for this facility expires in March 2028, with an option to extend the lease for an additional five years beyond the current term. HUB also currently leases offices in the Netherlands. HUB believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of its operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 1, 2025 under the section entitled “Item 5—Operating and Financial Review and Prospects,” and is incorporated herein by reference.

Overview

In 2025, HUB focused on two symbiotic lines of business: (1) the Products and Technology division – secured data fabric and confidential computing; and (2) the Professional Services division – cyber security and other technology services.

Products and Technology Division

●	HUB’s Products and Technology division focuses on research and development of HUB’s products and solutions.

●	HUB’s product solutions were marketed and licensed directly to banks, financial services, government agencies, defense organizations, research institutions and large enterprises.

●	We recorded a significant impairment of this division as of December 31, 2025, for the secured data fabric business, which ceased operations in June 2026.

Professional Services Division

The Professional Services division is comprised of services performed by Comsec, QPoint and certain ALD activities.

●	ALD provides quality control in complex engineering projects and ensuring smooth and reliable execution in mission critical processes.

●	Comsec provides cyber risk assessment, risk mitigation and cyber incident response services to customers worldwide. Comsec customers are large enterprises, militaries and government agencies, and Comsec has deep and long-term connections with the IT procurement departments in those organizations and is recognized by them as an approved provider.

●	QPoint provides a variety of tech solutions and services, including software development and testing, cybersecurity, information systems, consulting, and training. Its team of over 145 engineers provides advanced technological expertise, offering readily available and professional solutions to leading Israeli companies and organizations.

Management, Sales, and Distribution

●	HUB’s Management, Sales, and Distribution team oversees marketing, sales, and related commercial activities to advance and support the distribution of HUB’s product solutions and services.

●	They oversee strategic planning, resource allocation, and operational execution to align our goals with market demands and ensure sustainable growth.

●	This team drives revenue by identifying customer needs, closing deals, and ensuring effective delivery and support of software products through various channels.

Our Operations

In 2025, we operated in several countries and provided innovative cybersecurity computing appliances, secured data fabric services as well as cybersecurity and reliability, availability, maintainability and safety (RAMS) professional services. Our zero trust confidential computing product received positive initial market feedback, with detailed discussions held with interested parties in Israel, EMEA, APAC and the United States, including well established companies in the telecommunications, insurance, banking and technology sectors.

Since 2021, HUB has completed four acquisitions of cybersecurity consulting services and distribution companies – ALD, Comsec, QPoint and BST. This provided HUB with an established and trusted customer base, including governmental agencies and enterprises that were expected to be prime targets for its data fabric and confidential computing solutions.

We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment on the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

On June 26, 2026, we entered into securities purchase agreements (each, a “Purchase Agreement” and, collectively, the “Purchase Agreements”) with certain holders (each, a “Seller” and, collectively, the “Sellers”) of senior subordinated convertible notes (the “Evofem Notes”) of Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), and of certain purchase rights to acquire securities of Evofem (the “Purchase Rights”). Pursuant to the Purchase Agreements, the Company agreed to purchase from the Sellers all of their respective Evofem Notes and Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of the Company as described below. For more information, see “Item 4.A – Information on the Company – History and Development of the Company – Recent Developments.”

Evofem is a commercial-stage biopharmaceutical company with two innovative women’s health products: (i) PHEXX®, a non-hormonal prescription contraceptive vaginal gel and (ii) SOLOSEC®, a single-dose oral antimicrobial agent for the treatment of two common sexual health infections – bacterial vaginosis (BV) and trichomoniasis.

In July 2026, we entered into a promissory note with Evofem pursuant to which we provided a loan to Evofem in the principal amount of $706,304, bearing interest of 12% per annum, compounded monthly. The loan matures 11 months from the effective date, unless accelerated due to an event of default. The loan included an administration fee equal to 2% of the total loan amount, due on the effective date and a weekly monitoring fee of $2,000, accruing from the effective date and payable on the maturity date. Evofem is entitled to use the proceeds of the loan exclusively for making payments to its suppliers for the manufacture, production, and distribution of its products, PHEXX and SOLOSEC.

The Evofem transaction is the latest milestone in a comprehensive restructuring that the Company has implemented, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance.

As part of this plan, the Company has substantially reduced operating expenses, eliminating many external consultants and contractors and reducing headcount solely at the HUB level by approximately 50%. During May and June 2026, we executed a targeted workforce reduction of approximately 10% of all our employees or full-time employee equivalents in order to improve our operational efficiency. Most of the reduction was related to the cessation of activities in the BST business.

The Company has also engaged Deloitte to support its restructuring efforts, operational improvements and financial planning as it works to strengthen its balance sheet. Additionally, the Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth. The Company believes the Evofem transaction reflects a first step in a disciplined approach to pursuing strategic opportunities while preserving liquidity.

Basis of presentation

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”).

Our Segments

We organize our business into two reporting segments:

(i) Product and Technology Segment – we develop and market integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment. We offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services. We recently expanded our data security services into Trust Rails, the framework that allows institutions to enforce control, auditability and compliance across interactions between systems.

(ii) Professional Services Segment – we offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

These segments share unified product development, operations, and administrative resources. The chief operating decision maker (the “CODM”), which is our chairperson of the board, acting as principal executive, evaluates segment operating performance and makes resource allocation decisions based on revenue, cost of revenue and operating profit (loss) from reportable segments.

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

For the year ended December 31, 2025, HUB’s annual revenue increased by 7% from $29.6 million for the year ended December 31, 2024 to $31.7 million for the year ended December 31, 2025.

HUB achieved a gross retention rate of 90% and 87% as of December 31, 2024 and 2025, respectively, for customers who generated over $27.7 million revenues over the trailing 12 months.

Impact of Acquisitions

HUB has historically grown through selected acquisitions and, in addition to efforts to grow its confidential computing business organically, it acquired parallel technology like BST’s secured data fabric. HUB’s results of operations have been, and are expected to continue to be, affected by such acquisitions. We are currently conducting an evaluation process of potential strategic opportunities, with the goal of enhancing value for our shareholders.

On February 28, 2021, HUB TLV and ALD entered into a merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of HUB and the shareholders of HUB TLV owned 51% of HUB’s issued and outstanding share capital. The transaction was completed on June 21, 2021. According to IAS36, we perform an impairment test each to ensure that the net book value of the assets are recoverable. If enterprise value is lower compared to the carrying amount of the business unit, then an impairment entry must be recorded. We have used third party evaluation services to perform impairment tests since December 31, 2023, where the profit and loss approach was selected, based on five parameters: depreciation and amortization, capital expenditures, investment in working capital, weighted average cost of capital and sensitivity analysis. The outcome of this analysis has been reflected in our financial statements. Since ALD will not generate cash flow as expected, it has a negative affect on the cash flow of the Company and its subsidiaries. To mitigate and address this risk, the Company focuses on two main areas: (1) seeking new business opportunities in the overall services arena and (2) exploring and evaluating additional capital investments that will result in positive cash flow impact.

On September 27, 2021, HUB entered into an agreement for the purchase of the entire issued and outstanding share capital of Comsec Ltd. (“Comsec”). Comsec provides cybersecurity consulting, design, testing and control services and sells data security and cybersecurity software and hardware solutions. The purchase price of this acquisition was NIS 70 million and the transaction was completed on November 17, 2021. Since December 31, 2023, Comsec’s distribution activity has been classified as a “discontinued operation” under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations.” As a result, the performance presentation for this activity is separate from the ongoing business, which does not have a direct impact on the operating results and cash flow.

In May 2022, HUB entered into an asset purchase agreement with Legacy Technologies GmbH (“Legacy”), a European cyber firm with an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The transaction was completed on July 5, 2022. In fiscal year 2022, HUB recorded an impairment loss of $8,738 thousand for the assets acquired from Legacy, due to the fact that revenue was not recognized or that HUB had not acquired new customers from Legacy’s assets. As a result, HUB concluded that such assets were no longer viable and would not generate economic benefits in future.

On April 3, 2024, HUB acquired the shares of QPoint that it did not yet own at that time, constituting 53.5% of QPoint’s outstanding shares for NIS 25,000,000 in cash. This acquisition was strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem. QPoint has a diverse customer base of over 100 clients, including renowned brands, such as Rafael Advanced Defense Systems, the Israel Airport Authority and the Ministry of Defense of Israel.

In November 2023, HUB began to collaborate with BST with the goal of becoming a significant player in the secured data fabric industry, and on January 27, 2025, HUB consummated a merger agreement with BST resulting in BST and its subsidiaries becoming subsidiaries of HUB. As a result of the acquisition, HUB issued to BST equity holders 197 ordinary shares and pre-funded warrants to purchase 44 ordinary shares of HUB. The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of HUB’s outstanding ordinary shares. The ordinary shares issued in the transaction are also subject to transfer restrictions. HUB accounted for the transaction as an asset acquisition rather than a business combination. The acquired asset was initially recognized at a cost of $43 million. Following an impairment assessment performed in accordance with IAS 36 Impairment of Assets, the asset was fully amortized as of December 31, 2025. We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

Innovation

HUB may continue to invest in research and development to maintain solution differentiation and grow the community of large enterprise customers. In the short-term, HUB may make continual investments in upgrading technology to continue providing customers a reliable and effective solution.

For the year ended December 31, 2025, HUB’s research and development expenses as a percentage of revenue were approximately 8.7%.

Investment in Growth

Although HUB currently has limited cash resources, it may make significant investments in the future in order to execute potential new strategic opportunities, with the goal of enhancing value for its shareholders, thereby prioritizing long-term growth over short-term profitability.

As a result, sales and marketing expenses may increase on an absolute basis in future periods, which would be expected to contribute to long-term growth, but may negatively impact short-term profitability, as they drive an increase in operating expenses in advance of revenues attributable to such investments, as well as a decrease in free cash flow.

For the year ended December 31, 2025, sales and marketing expenses as a percentage of revenue were approximately 32%.

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

General and Administrative Expenses

General and administrative expenses include costs incurred to support and operate our business. These costs primarily include personnel-related salary costs including share-based compensation, professional services related to finance, legal, IT consulting and outsourcing, as well as impaired costs associated with intangible assets (including the full amortization of BST).

Additionally, we expect to continue to incur significant expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Finance Income and Finance Expenses

Finance income and finance expenses primarily consist of revaluation of financial instruments which are measured on fair market value as well as income and expenses associated with fluctuations in foreign exchange rates, interest payable or received and bank fees.

Taxes on Income

Taxes on income consist primarily of income taxes related to the jurisdictions in which HUB conducts business. HUB’s effective tax rate is affected by non-deductible expenses, utilization of tax losses from prior years for which deferred taxes were not recognized, effect on deferred taxes at a rate different from the primary tax rate and differences in previous tax assessments.

Results of Operations

The following table sets forth HUB’s operating results for the years ended December 31, 2025 and 2024. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year ended December 31,			%
	2025	2024	Change	Change
	(In $ thousands)	(In $ thousands)	(In $ thousands)
Revenue	31,662	29,562	2,100	7.1%
Cost of Revenue	26,372	24,515	1,857	7.6%
Gross Profit	5,290	5,047	243	4.8%
Research and development expenses, net	2,745	2,002	743	37.1%
Sales and marketing expenses	10,200	4,182 *	6,018	143.9%
General and administrative expenses	66,724	24,905 *	41,819	167.9%
Other expenses, net	(4,094)	181	(4,275)	(2,362)%
Operating loss	(70,285)	(26,223)	(44,062)	168%
Financial income	(2,227)	(2,220)	(7)	0.2%
Financial expenses	49,248	12,586	36,662	291.3%
Loss before taxes on income	(117,306)	(36,589)	(80,717)	220.6%
Taxes on income	743	557	186	33.4%
Net loss from continuing operation	(118,049)	(37,146)	(80,903)	217.8%
Net income (loss) from discontinued operation	(1,741)	(1,885)	(144)	7.6%
Total net loss	(119,790)	(39,031)	(80,759)	206.9%

*	Expenses related to the Company’s public listing and capital raising activities in 2024 were reclassified from sales and marketing expenses to general and administrative expenses.

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

Revenue was $31,662,000 and $29,562,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $2,100,000 or 7.1%, for the year ended December 31, 2025, compared to 2024.

The increase in revenues was mainly due to the professional services division, as the Company entered into new contracts with customers from the governmental sector.

The table below sets forth a breakdown of HUB’s revenue by customer location for the years ended December 31, 2025 and 2024.

	Year ended December 31,			Change
	2025	2024	Change	%
	(In $ thousands)	(In $ thousands)
Israel	28,141	27,808	333	1.2%
America	234	699	(465)	(66.5)%
Europe	2,855	1,055	1,800	170.6%
Asia Pacific	432	-	432	100%
Total	$31,662	$29,562	2,100	7.1%

Cost of Revenue

Cost of revenue was $26,372,000 and $24,515,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $1,857,000 or 7.6% for the year ended December 31, 2025, compared to 2024.

The increase was mainly due to an increase in headcount which resulted in an increase in payroll and payroll related expenses.

Gross Profit

Gross profit was $5,290,000 and $5,047,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $243,000 or 4.8%, for the year ended December 31, 2025, compared to 2024. The increase was mainly due to entry into new contracts signed during 2024 with higher profitability that continued and expanded into 2025.

Research and Development Expenses, net

Research and development expenses, mainly attributed to the Product and Technology Segment, were $2,745,000 and $2,002,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $743,000 or 37.1% for the year ended December 31, 2025, compared to 2024. The increase was mainly due to higher consulting fees in the amount of $228,000, share based compensation expenses of $174,000, and additional headcount resulting in an increase of $136,000, partially offset by a decrease of $86,000 from settlements with former employes reached during 2025.

Sales and Marketing Expenses

Sales and marketing expenses were $10,200,000 and $4,182,000,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $6,018,000 or 143.9% for the year ended December 31, 2025, compared to 2024. The increase was mainly due to impairment of an intangible asset related to a customer relationship of $3.1 million and an additional increase in consulting activities resulting in an increase of $3 million. Expenses related to the Company’s public listing and capital raising activities in 2024 were reclassified from sales and marketing expenses to general and administrative expenses.

General and Administrative Expenses

General and administrative expenses were $66,724,000 and $24,905,000 for the years ended December 31, 2025 and 2024, respectively, an increase of $41,819,000 or 167.9% for the year ended December 31, 2025, compared to 2024. The increase was mainly attributable to an increase resulting from a $43,554,000 impairment loss and an $11,000,000 class action settlement expense, partially offset by approximately $9,800,000 related to the settlement arrangement with Oppenheimer & Co., a decrease of approximately $3,761,000 in consulting expenses in connection with the settlement arrangement with A-Labs and a decrease in the Company’s public listing and capital raising activities resulting in a decrease of $1,000,000. Expenses related to the Company’s public listing and capital raising activities in 2024 were reclassified from sales and marketing expenses to general and administrative expenses.

Other Expenses, net

Other expenses, net were an income of $4,094,000 and expenses of $181,000 for the years ended December 31, 2025, and 2024, respectively, an increase of $4,275,000, or 2,362% for the year ended December 31, 2025, compared to 2024. The increase was mainly due to the divestment of BlackSwan “held for sale” entities during the second half of 2025.

Financial Income and Finance Expenses

Financial expenses were $49,248,000 and $12,586,000 for the years ended December 31, 2025, and 2024, respectively, and financial income was $2,227,000 and $2,220,000 for the years ended December 31, 2025, and 2024, respectively, resulting in a net increase of $36,655,000 of finance expenses for the year ended December 31, 2025, compared to 2024. The increase is primarily attributed to convertible components measurement, warrants measurement and interest expenses recorded in 2025 compared to 2024.

Taxes on Income

Taxes on income were $743,000 and $557,000 for the years ended December 31, 2025, and 2024, respectively. This increase in tax expense was primarily derived from receipt of a final tax assessment related to prior years in the professional services segment.

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

Key Performance Indicators

The following table summarizes the key performance indicators that HUB uses to evaluate its business for the periods presented.

	Year ended December 31			%
	2025	2024	Change	Change
	(in $ thousands)
Revenue
Product and Technology Segment (1)	1,439	1,039	400	38%
Professional Services Segment (2)	30,223	28,523	1,700	6%
Total	$31,662	$29,562	2,100	7%

(1)	The Product and Technology Segment develops and markets integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment and also from customer identity products derived from BlackSwan’s technology.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services.

	Year ended December 31			%
	2025	2024	Change	Change
	(in $ thousands)
Segment results (operating loss)
Product and Technology Segment	(11,660)	(9,137)	(2,523)	28%
Professional Services Segment	(58,625)	(17,086)	(41,539)	243%
Total	$(70,285)	$(26,223)	(44,062)	168%

Non-IFRS Financial Metrics

In addition to HUB’s results determined in accordance with IFRS, HUB’s management believes that the following non-IFRS financial measures are useful in evaluating HUB’s operating performance.

Adjusted EBITDA

HUB defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense and other one-time costs. Adjusted EBITDA is included in this Annual Report because it is a key metric used by management and HUB’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

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

	Year ended December 31,			%
	2025	2024	Change	Change
	(In $ thousands)
Net loss from continuing operation	$(118,049)	$(37,146)	(80,903)	218%
Adjusted EBITDA	$(21,220)	$(18,912)	(2,308)	10.9%

Adjusted EBITDA decreased in the year ended December 31, 2025, primarily due to significant growth in operational costs across all of our business (see analysis below).

	Year ended December 31,			%
	2025	2024	Change	Change
	(In $ thousands)
Net loss	$(118,049)	$(37,146)	(80,903)	218%
Financial income(1)	(2,227)	(2,220)	(7)	0.3%
Financial expenses(1)	49,248	12,586	36,662	291%
Taxes on income	743	557	186	33%
Depreciation and amortization(2)	1,896	2,379	(483)	(20)%
Share-based compensation expense(3)	3,189	2,070	1,119	54%
One time cost(4)	(2,704)	2,209	(4,913)	(222)%
Impairment of goodwill and intangibles(5)	46,684	653	46,031	7,049%
Adjusted EBITDA	$(21,220)	$(18,912)	$(2,308)	10.9%

1.	Represents mainly financial expenses, net, which were recorded in connection with convertible loans and warrants issued during 2024 and 2025.

2.	Represents the amortization of the intangible assets as well as recurring depreciation of company’s fixed assets.

3.	Represents non-cash share-based compensation expenses.

4.

The increase in one-time costs was primarily driven by an $11 million provision recorded in connection with the U.S. class action settlement, partially offset by a reversal of the Oppenheimer provision in the amount of $9.8 million and a gain from loss of control in subsidiaries in the amount of $4.6 million.

5.	Represents impairment of other intangibles, primarily for the BST technology asset.

B. Liquidity and Capital Resources

Going Concern

Since inception, HUB has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders.

As of December 31, 2025, HUB’s cash and cash equivalents were approximately $1,763,000. The Company intends to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating expenses and divesting assets.

Our future capital requirements will depend on many factors, including, but not limited to, our growth, market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. We will need to seek additional equity or debt financing from outside sources, and we may not be able to raise it on terms acceptable to us or at all. If we issue additional equity securities to raise additional funds, further dilution to existing shareholders may occur. However, we cannot predict with certainty the outcome of our actions to generate liquidity, including the availability of additional financing. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

As a result of liquidity and cash flow concerns that have arisen resulting from our business operations, we face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due. We generate negative cash flow, require constant and immediate cash injections to continue to operate, and are failing to meet obligations as they become due, including financial debt, suppliers’ debts and other ordinary course operational costs. In addition, and as a result of our ongoing operating losses, we had outstanding liabilities that could not be met by our revenues, including defaults under certain loans, payments due to our debt holders, vendors and service providers and government duties, which resulted in a seizure being placed on certain of our bank accounts. During certain periods in 2024 and 2025, we were unable to make required deposits in employee pension and severance funds, which were later paid and settled and payments due for certain periods in 2025 and 2026 were paid in June 2026. Furthermore, we have been unable to fully pay required withholding taxes on employee compensation payments and government fees. Certain of our subsidiaries also did not make timely tax filings with the ITA for several years. Our independent registered public accounting firm has included in its report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

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

Following the filing of this Annual Report, we expect to be able to obtain additional sources of debt and equity financing, together with additional revenues from new business opportunities and have engaged with potential investors with regards to such financing alternatives. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside our control. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences to our business, financial condition, results of operations and growth prospects.

Our ability to continue as a going concern is contingent upon, among other factors, the sale of ordinary shares to obtain additional funding to support our operations and/or obtaining alternate financing. Management currently believes that it will be necessary for us to secure additional funds to continue our existing business operations and to fund our obligations. We have raised and will continue to seek to raise additional funds during 2026 through a variety of equity and/or debt financing arrangements; however, there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we cannot generate sufficient revenues, reduce cost and/or secure additional financing on acceptable terms, we may be required to, among other things, alter our business strategy, significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms.

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

See “—Financings” below for more details on our recent efforts to fund operating activities.

The Company believes that its available cash will not be sufficient to meet its current obligations for a period of at least twelve months from the date of the filing of this Annual Report. Accordingly, the Company has concluded there is substantial doubt about its ability to continue as a going concern.

Material Cash Requirements

The table below summarizes certain material cash requirements as of the year ended December 31, 2025 that will affect HUB’s future liquidity. HUB plans to utilize its liquidity and cash flows from business operations, including investments, to fund its material cash requirements.

	2025	2026	2027	2028	2029	Thereafter	Total
	Total (in thousands)
Loans from bank	5,607	-	-	-	-	-	5,607
Loans from others	8,376	-	-	-	-		8,376
Lease liabilities	1,155	569	139	-	-	-	1,863
Liabilities for government grants	288	43	39	36	32	119	557
Total	$15,426	$612	$178	$36	$32	$119	$16,403

Cash Flows Summary

The following table shows a summary of HUB’s cash flows for the years ended December 31, 2025 and 2024.

	Year ended December 31,			%
	2025	2024	Change	Change
	(In thousands)
Net cash provided by / (used in):
Net cash used in operating activities	$(31,398)	$(17,110)	(14,288)	84%
Net cash provided by / (used in) investing activities	(133)	(452)	319	(71)%
Net cash provided by financing activities	25,343	17,176	8,167	47.55%
Exchange rate differences on cash and cash equivalents	4,866	(51)	4,917	(9,641)%
Net (decrease) in cash and cash equivalents	$(1,322)	$(437)	$(885)	203%

Cash Flows Used in Operating Activities

Net cash used in operating activities was $31,398,000 for the year ended December 31, 2025, reflecting a net loss of $119,790,000 and non-cash adjustments of $95,076,000, which primarily consists of intangible assets and goodwill impairment in an aggregate amount of $44,741,000, finance expenses related to convertible loans and warrants in an aggregate amount of $31,079,000, issuance of shares in an aggregate amount of $6,408,000, share-based compensation expenses in an aggregate amount of $2,693,000 and depreciation and amortization in an aggregate amount of $1,896,000. In addition, decreases in asset and liability items in 2025 were $5,377,000, which was primarily affected by an increase other accounts payable in the amount of $4,034,000.

Net cash used in operating activities was $17,110,000 for the year ended December 31, 2024, reflecting a net loss of $39,031,000 and non-cash adjustments of $16,615,000 which primarily consists of finance expenses related to convertible loans and warrants in an aggregate amount of $7,227,000, issuance of shares in an aggregate amount of $2,420,000, share-based compensation expenses in an aggregate amount of $2,070,000, intangible assets and goodwill impairment in an aggregate amount of $653,000 and depreciation and amortization in an aggregate amount of $2,379,000. In addition, changes in asset and liability items in 2024 were $8,810,000, which was primarily affected by an increase in other accounts payable in the amount of $7,776,000.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $133,000 for the year ended December 31, 2025, compared to $452,000 for the year ended December 31, 2024, resulting in a decrease of $319,000. The decrease was primarily due to withdrawal (investment) from a restricted bank deposit in the amount of $157,000.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from issuances of shares, short-term credit from banks and government grants, which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $25,343,000 for the year ended December 31, 2025, compared to $17,176,000 for the year ended December 31, 2024, an increase of $8,167,000. The increase was primarily due to an increase in receipt of short-term loans in an amount of $6,342,000.

Loans

HUB PrivCap Funding Loan and Settlement

On February 21, 2025, HUB entered into a loan agreement (the “PrivCap Loan”) with PrivCap Funding, LLC. The PrivCap Loan provided for a $175,000 principal amount with a total repayment obligation of $235,000 (including interest and fees) due by March 1, 2025. The loan proceeds were used to engage Sideways Frequency LLC for marketing services. The PrivCap Loan provided that if full repayment was not received by March 17, 2025, HUB would transfer 31 unrestricted ordinary shares at $7,500 per share to PrivCap Funding on March 18, 2025, with a $2,000 per day penalty for any delay in share transfer.

In connection with the PrivCap Loan, HUB modified existing warrants previously issued to Daniel Cohen under Securities Purchase Agreements dated December 20, 2023 and January 9, 2024. Effective February 15, 2025, the aggregate exercise price under these warrants was increased to $1,200,000, with an exercise price of $7,500 per share. Additionally, HUB issued 13 new warrants to Jamie Goldstein under the same terms, exercisable at $7,500 per share.

On August 6, 2025, HUB entered into a settlement agreement with PrivCap Funding and Daniel Cohen (collectively, “PrivCap”) to resolve all obligations under the PrivCap Loan through an equity settlement. Under the settlement agreement, HUB agreed to transfer 6 unrestricted ordinary shares to PrivCap by August 22, 2025, provided the stock price is at least $41,250 per share on the transfer date. If the share price falls below $41,250 per share, HUB must transfer additional shares to ensure the total value equals no less than $275,000. The settlement agreement includes a penalty of 1 additional share per day for any delay beyond the August 22, 2025 deadline. Upon completion of the share transfer, all parties release claims related to the original loan agreement. On August 21, 2025, Hub issued 7 ordinary shares to PrivCap pursuant to the aforementioned settlement agreement.

HUB Agile Capital Loan

On April 29, 2025, HUB entered into a Business Loan and Security Agreement (the “Agile Loan”) with Agile Capital Funding, LLC (as Collateral Agent), Agile Lending, LLC (as Lead Lender), and other lenders. The Agile Loan provided for a $2,000,000 term loan, including a $200,000 administrative agent fee, resulting in net proceeds of $1,800,000 to HUB. The total repayment amount, including interest and fees, is $2,980,000. The loan matures 30 weeks from the effective date with weekly repayment scheduled throughout the term which has not yet been fully satisfied. Interest accrues from the effective date until paid in full, with a default rate of 5% above the applicable rate upon an event of default. HUB agreed to secure the Agile Loan by a continuing security interest in substantially all of HUB’s property, rights, and assets, including accounts, equipment, inventory, intellectual property, and shares in HUB Cyber Security, Inc. and BlackSwan Technologies, Inc.

The Agile Loan contains various customary covenants and includes negative covenants that restrict HUB from disposing of business or property, changing key management (Noah Hershcoviz and Lior Davidsohn). Events of default include payment defaults, covenant breaches, material adverse changes, insolvency, and judgments exceeding $50,000.

As of the date of this Annual Report, the Agile Loan was fully repaid under the August 2025 Notes. See “Financings – August 2025 Financing” below.

HUB Mizrahi Loans

In December 2024, Comsec Ltd. and Bank Mizrahi entered into a debt settlement agreement concerning the restructuring of the overall outstanding debt of Comsec Distribution Ltd. Pursuant to the settlement agreement, the parties agreed that the outstanding debt amount of NIS 23 million will be repaid over 24 months with quarterly installments, commencing on June 30, 2025. Interest will accrue at a rate of Prime (Bank of Israel intrabank plus 1.5%) plus 3.25%. In addition, Bank Mizrahi agreed to waive any claims or objections regarding the debts, interest rates, or associated banking charges. Bank Mizrahi reserves the right to demand immediate repayment if the debtors breach the settlement agreement or if significant events occur that cast doubt on the debtors’ ability to meet obligations.

The debt settlement agreement with Bank Mizrahi replaced the following loans, which were outstanding prior to the settlement date:

1.	Loan date July 6, 2020: Originally NIS 5,000 thousand ($1,452 thousand), bearing interest of Prime + 1.5%.

2.	Loan dated September 1, 2021: Originally NIS 980 thousand ($309 thousand), bearing interest of Prime + 1.5%.

3.	Loan dated September 1, 2021: Originally NIS 6,000 thousand ($1,934 thousand), bearing interest of Prime + 1.95%.

4.	On-call Loans: Aggregate principal amount of NIS 34,106 thousand, bearing interest of 8.1%.

As of December 31, 2025, the remaining principal amount is NIS 14,598 thousand ($4,576 thousand).

QPoint Loans

On-call loans received by QPoint, in an aggregate principal amount of NIS 3,400 thousand ($1,066 thousand). The loan bears interest of Prime + 1.1%. As of December 31, 2025, the remaining principal amount is $1,066 thousand.

Aginix Loans

On July 19, 2024, Aginix Engineering and Project Management Ltd. (“Aginix”), a wholly-owned subsidiary of QPoint, received a loan from Bank Hapoalim, with an original principal amount of NIS 1,200 thousand ($334 thousand), which was repayable in 12 installments beginning in August 2024. The loan bears interest of 7%. As of December 31, 2025, the loan was fully repaid.

On December 31, 2024, Aginix received a loan from Bank Hapoalim, with an original principal amount of NIS 500 thousand ($137 thousand), which was repayable in 12 installments beginning in January 2025. The loan bears interest of 6.5%. As of December 31, 2025, the loan was fully repaid.

During 2025, Aginix received several loans aggregating to approximately NIS 2,800 thousand ($878 thousand), bearing an annual interest rate of approximately 7%. The loans are repayable through monthly installments of principal and interest. As of December 31, 2025, the outstanding balance of these loans amounted to approximately NIS 1,525 thousand ($478 thousand).

BlackSwan Loans

Following the merger with BlackSwan on January 27, 2025, BlackSwan had two outstanding loans.

On August 9, 2022, BlackSwan received a loan from Yossi Lahav Consultants, with an original principal amount of $1,500 thousand. The loan bears accrued fixed interest of $750 thousand. BlackSwan did not meet the repayment terms of this loan. On June 4, 2024, Yossi Lahav Consultants filed a claim against BlackSwan and others for failure to meet the repayment terms and for related damages. For further details, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

On September 8, 2022, BlackSwan received a loan from A-Labs Consultants with an original principal amount of $200 thousand. The loan bears, bearing accrued interest of approximately 2.42%. As of the date of this Annual Report, this loan has not yet been repaid.

Financings

August 2025 Financing

On August 27, 2025, we entered into a securities purchase agreement (the “August 2025 SPA”) providing for the issuance of subordinated convertible notes (the “August 2025 Notes”) to certain accredited investors, including Keystone, in the aggregate original principal amount of up to $20,000,000 to be issued in multiple closings. Closings under the August 2025 SPA can be held over a period of one year at the election of Keystone.

The notes issued in June 2025 (see “—June 2025 SPA”) resulted in aggregate cash proceeds of $3,625,000 and in the exchange of notes issued by us in March and April 2025 in the aggregate principal amount of $2,187,500.

At the initial closing of the August 2025 SPA, we issued August 2025 Notes in the aggregate original principal amount of $7,850,000 for an aggregate purchase price of $7,000,000 in cash and in the exchange of the notes that we issued previously to investors in June 2025. In addition, the Company issued warrants to purchase 90 ordinary shares.

In the first additional closing under the August 2025 SPA, held on September 4, 2025, the Company issued and sold Amended Notes in the aggregate principal amount of $2,968,750 and warrants to purchase an aggregate of 34 ordinary shares, in consideration for cash payments in the aggregate amount of $2,375,000, under the same terms as the initial closing.

The August 2025 Notes mature on August 27, 2027 and bear interest at 4% per annum, payable quarterly in ordinary shares under certain equity conditions (including the effectiveness of a resale registration statement) or, at the Company’s option, in cash. Late payments accrue interest at an additional premium of 8% per year. No scheduled amortization payments are required.

The August 2025 Notes are subordinated to existing senior indebtedness not to exceed $25 million in aggregate. They contain various restrictive covenants, including limitations on dividends, incurrence of indebtedness, certain subsequent equity placements, asset sales and certain variable rate transactions.

The August 2025 Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $43,200 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 95% of lowest VWAP during the five days up to and including the date of conversion, subject to a $15,000 floor price. If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash.

The August 2025 Notes contain several mandatory and optional redemption provisions. Holders also have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their August 2025 Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the August 2025 Notes, from time to time, at 120% of the conversion amount.

On October 15, 2025, the Company and certain accredited investors, including Keystone, entered into Amendment No. 1 to the August 2025 SPA increasing the aggregate principal amount of notes issuable thereunder to $35,000,000, adding additional investors and amending the form of note as described below (the “Amended Note”).

In the second additional closing under the August 2025 SPA, held on October 16, 2025, the Company issued and sold Amended Notes in the aggregate principal amount of $20,525,625 and warrants to purchase an aggregate of 237 ordinary shares, in consideration for (i) cash payments in the aggregate amount of $7,250,000 with the principal amount of $10,019,374, (ii) the partial exchange of August 2025 Notes in the aggregate principal amount of $9,568,751 (at a 10% discount) and (iii) the exchange of $750,000 owed under the Company’s Business Loan and Security Agreement (the “Agile Loan”) with Agile Capital Funding, LLC (as Collateral Agent) and Agile Lending, LLC (as Lead Lender), dated April 29, 2025, with a new principal amount of $937,500.

On December 31, 2025, the Company held an additional closing under the August 2025 SPA in the aggregate principal amount of $1,250 thousand, for an aggregate purchase price of $1,000 thousand and warrants to purchase an aggregate of 14 ordinary shares. On December 31, 2025, the Company and certain accredited investors, including Keystone, entered into Amendment No. 2 to the August 2025 SPA, increasing the aggregate principal amount of notes issuable thereunder to $47,250,000.

As of December 31, 2025, a total amount of $11,625 thousand was received in cash and $1,500 thousand were converted into 100 ordinary shares.

The Amended Notes have a term of two years from the date of issuance thereof. They do not bear interest, except during the pendency of an event of default, in which case the rate will be 9% per year. Late payments accrue interest at an additional premium of 8% per year. Commencing approximately 30 days after the effectiveness of the Company’s Form F-1 for an equity line of credit, the Company will be required to repay a pro rata portion of the principal and interest accrued thereon on the first trading day of each calendar month, in cash or shares (subject to equity conditions) at its election.

The Amended Notes are subordinated to existing senior indebtedness not to exceed $25 million in aggregate. They contain various restrictive covenants, including limitations on dividends, incurrence of indebtedness, certain subsequent equity placements, asset sales and certain variable rate transactions.

The Amended Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $43,200 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 90% of lowest VWAP during the 20 days up to and including the date of conversion, subject to a $15,000 floor price (or 20% of the Nasdaq minimum price if there’s an event of default). If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash.

The Amended Notes contain several mandatory and optional redemption provisions. Holders also have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their Amended Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the Amended Notes, from time to time, at 120% of the conversion amount.

In change of control transactions (with control defined based on a 50% threshold), holders may require redemption at 115% of the conversion amount. Holders also have participation rights in future financings, with the right to purchase their pro-rata portion of 30% of any subsequent placement exceeding $5,000,000 in the aggregate.

Upon events of default (including registration statement failures, trading suspensions, conversion failures, or material breaches), holders may require redemption at 120% of the conversion amount. Upon any bankruptcy event of default, the Company must immediately pay all outstanding amounts multiplied by a 120% redemption premium without requiring notice or demand from holders.

The August 2025 Warrants have an initial exercise price of $54,000 per share, subject to decrease on days 30, 60 and 90 following the issuance date to 20% below the prevailing market price at that time and to anti-dilution adjustments for certain dilutive issuances. The August 2025 Warrants have a term of three years. Cashless exercise is permitted after six months if a resale registration statement is not effective. In connection with a “fundamental transaction,” the holder has the right to exchange its warrant for a similar warrant in the successor entity or cash pursuant to a Black-Scholes formula. Upon an event of default, the holder has the right to redeem its warrant for cash based on a Black-Scholes formula.

The August 2025 Notes, the Amended Notes and the August 2025 Warrants are subject to a beneficial ownership limitation of 4.99% (subject to increase to 9.99% with 61-day notice and shareholder approval) to prevent any holder from exceeding this threshold. We are required to reserve 200% of the shares issuable upon conversion of all August 2025 Notes, Amended Notes and August 2025 Warrants at the applicable conversion price or exercise price.

Concurrently with the entry into the August 2025 SPA, we entered into a registration rights agreement, whereby we undertook to file with the SEC a Form F-1 registration statement within 45 days from the initial closing in order to register for resale the shares issuable upon the conversion and/or exercise of the August 2025 Notes and August 2025 Warrants and the Placement Agent Warrant (as defined below) and to use our reasonable best efforts to cause the registration statement to be effective within 90 days from the initial closing (or 120 days in the event of a full SEC review). The same rights apply with respect to the shares issuable upon conversion of the Amended Notes. The registration rights agreement provides for liquidated damages for certain defaults equal to 1% of the original principal amount of the August 2025 Notes for each 30-day period until the default is cured, up to an aggregate of 10% thereof. The registration rights agreement contains other customary terms and conditions, including indemnification obligations.

Rodman & Renshaw LLC acted as sole placement agent for the offering. The fees of the placement agent consisted of a total of $300,000 in cash and the issuance of a warrant to purchase an aggregate of 1 ordinary share on the same terms and conditions as the warrants issued to investors in the offering, except for the potential adjustment of the exercise price on days 30, 60 and 90.

June 2025 SPA

On June 30, 2025, we entered into a securities purchase agreement (the “June 2025 SPA”) providing for the issuance of subordinated convertible notes (the “June 2025 Notes”) to certain accredited investors, including Keystone, in the aggregate original principal amount of $6,719 thousand. At the closing, we received an aggregate purchase price of $3,625 thousand in cash and the exchange of the notes that we issued previously to investors in March and April 2025 in the aggregate principal amount of $2,187 thousand. The June 2025 Notes issued in consideration for cash were issued with a 20% original issue discount, and the June 2025 Notes issued in consideration for our outstanding notes were issued on a dollar-for-dollar basis. Out of the June 2025 Notes $6,000 thousand were subsequently exchanged for new notes issued under the August 2025 SPA. As of December 31, 2025, a total amount of $3,625 thousand was received in cash.

March 2025 Notes

On March 27, 2025, the Company completed the issuance of a series of notes (the “March 2025 Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (“Keystone” and collectively with the other investors, the “March 2025 Note Investors”), in an aggregate principal amount of $1,625,000 and original issue discount of $325,000, for an aggregate purchase price of $1,300,000. The March 2025 Notes originally matured on December 11, 2025, did not bear interest, and included a prepayment option at a premium of 125%. In addition, the Company was required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the March 2025 Notes.

The March 2025 Note Investors had the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

The conversion of the March 2025 Notes was limited to the extent that, upon their conversion, a March 2025 Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time. The March 2025 Notes were exchanged with the June 2025 SPA, which thereafter was replaced with the August 2025 Financing described herein.

ELOC Transaction

Concurrently with the investment by the March 2025 Note Investors described above, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with Keystone, pursuant to which the Company has the right to sell to Keystone up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”).

As consideration for Keystone’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to Keystone a note in a principal amount of $1,000,000 and an additional commitment note on May 28, 2025, in the principal amount of $1,500,000, each of which does not bear interest and has a maturity date of December 11, 2025 and November 28, 2026, respectively (the “Commitment Note”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the Commitment Note. The Commitment Note can be converted prior to the maturity date by either the Company or Keystone at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the SEC or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, Keystone and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

In addition, in connection with the ELOC Purchase Agreement, the Company and Keystone entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Commitment Note and the ELOC Shares that the Company has the right to sell to Keystone.

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

As of December 31, 2025, an amount of $1,600,000 was converted into 107 shares.

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

Julestar Financing Transaction

In February 2025, the Company entered into a Loan Agreement with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar loaned us $2,650,000 in consideration for a promissory note in the principal amount of $3,117,647 (the “Julestar Note”). The principal amount, and interest thereon, was required to be repaid in 40 weekly installments over the 10-month term of the loan. The Julestar Note accrued interest at a rate of 10% per annum. To secure the repayment of the Julestar Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days, however this consent was not obtained.

The Loan Agreement included the issuance of five-year warrants to purchase 35 ordinary shares (the “Julestar Warrants”), subject to downward adjustment in the number of underlying shares in the event of early repayment of the Julestar Note in full or upward adjustment in the event the Julestar Note is not repaid in full within 90 days of the issuance date. The exercise price of the Julestar Warrants is $75,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Julestar Warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register the shares issuable upon the exercise of the Julestar Warrants with the Securities and Exchange Commission on a Form F-1 or Form F-3.

Since the Company did not repay the loan within 90 days, as of May 5, 2025, the Company amended the warrants to increase the number of shares issuable thereunder by an additional 113 shares at an exercise price of $75,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Company repaid $1,300 thousand owing under the Julestar Note in 2025.

As a result of the issuance of the Julestar Warrants, the exercise price of the warrant to purchase 35 ordinary shares issued in an earlier financing transaction on December 30, 2024 automatically decreased from $127,500 to $75,000 per share.

In June 2026, the Company repaid $1.35 million to Julestar.

J.J. Astor Financing

In December 2024, the Company entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan us $2,200,000 in consideration for a promissory note in the principal amount of $2,750,000 (the “December 2024 Convertible Note”). After fees and expenses, the net proceeds of the loan were $2,087,000. The December 2024 Convertible Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at our election. The December 2024 Convertible Note will not accrue interest (unless there is an event of default).

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

The Company agreed to issue to Astor a five-year warrant to purchase 8 ordinary shares at an exercise price of $127,500 per share (the “December 2024 Warrant”), subject to adjustment in certain circumstances, including dilutive issuances. The Company undertook to register the shares issuable upon conversion of the December 2024 Convertible Note and upon exercise of December 2024 Warrant on our registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. On January 13, 2025, Astor assigned the December 2024 Warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights under the December 2024 Warrant. The December 2024 Convertible Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% our outstanding share capital at any time.

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

On May 28, 2025, we amended the Loan Agreement with Astor to add an additional loan in the amount of $1,560,000, which was evidenced by a $1,853,750 convertible promissory note payable in 40 weekly installments of $46,343 each (the “May 2025 Convertible Note”). After fees and expenses, the net proceeds of this loan were approximately $1,477,600. We agreed that Astor would hold back $926,875 from the proceeds to ensure the payment of weekly installments. The May 2025 Convertible Note matures on March 30, 2026 and has terms substantially similar to the December 2024 Convertible Note. We also issued to Astor a warrant to purchase 42 ordinary shares at $37,500 per share on terms substantially similar to the December 2024 Warrant. On July 16, 2025, Astor assigned the warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights thereunder.

In connection with the issuance of the May 2025 Convertible Note, Astor agreed to waive the default under the December 2024 Convertible Note caused by our failure to pay some of the weekly installments. As a result of the default, the principal amount under the December 2024 Convertible Note was increased by 10%, the interest rate during the period in which the default was continuing was increased to 16% per year, compounded monthly, and the December 2024 Convertible Note became convertible at the option of the holder thereof.

As of the date of this Annual Report, the Company has paid an aggregated amount of $840,000 and Astor has converted the principal amount of $2,165,497 of the December 2024 Convertible Note into our ordinary shares, pursuant to which conversions we have issued 98 ordinary shares.

Claymore Capital Financings

In August 2024, we entered into Securities Purchase Agreements with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4.0 million and warrants to acquire an aggregate of approximately 313 ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to the lower of $105,000 or the price per share of which the Company sells shares to a third party, but in no event less than $75,000. The August 2024 Warrants are exercisable for a period of three years at an exercise price of $150,000 per share. Claymore Capital PTY Ltd. (“Claymore”) served as the placement agent for this transaction and received a fee of approximately $233,000 in cash and a warrant to purchase approximately 7 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants. The Company entered into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent was paid a fee of $15,000 per month.

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

In November and December 2024, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,150,000 in exchange for convertible notes with an aggregate principal amount of $1,391,500 and warrants to purchase an aggregate of 10 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $150,000. The warrants to purchase an aggregate of 10 ordinary shares are exercisable for a period of three years at an exercise price of $107,145 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $77,000 in cash, 7 ordinary shares and a warrant to purchase 2 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for a period of 12 months, during which the placement agent will be paid a fee of $15,000 per month.

In December 2024, Claymore and investors introduced by Claymore loaned us an aggregate of $1,262,500 in exchange for notes with an aggregate principal amount of $1,402,778 and warrants to purchase an aggregate of 8 ordinary shares. The notes are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000,000 or the sale of our QPoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price of $75,000. The notes provide that if the notes are not repaid by March 31, 2025, the holders thereof will be entitled to receive collateral to secure the notes. The warrants to purchase an aggregate of 8 ordinary shares are exercisable for a period of three years at an exercise price of $75,000 per share. Claymore’s placement fees for the foregoing loan amounted to $77,875 in cash, and a warrant to purchase 8 ordinary shares on the same terms of the investors’ warrants.

In January and February 2025, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,467,000 in exchange for convertible notes with an aggregate principal amount of $1,775,070 and warrants to purchase an aggregate of 13 ordinary shares.

The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $75,000. The warrants to purchase an aggregate of 13 ordinary shares are exercisable for a period of three years at an exercise price of $107,145 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $102,690 in cash, 9 ordinary shares and a warrant to purchase 3 ordinary shares on the same terms of the investors’ warrants.

In February 2025, Claymore agreed to extend a loan to the Company in the amount of $255,000 with interest at the rate of 19% of the principal amount and a maturity date of April 18, 2025. Claymore received pre-funded warrants to purchase 1 ordinary share as fees for the foregoing loan. Claymore agreed to extend the repayment of the loan until May 18, 2025, in exchange for an additional pre-funded warrant to purchase 1 ordinary share.

In March 2025, Claymore investors agreed to extend a loan to the Company with a principal amount of $200,000 and a face value of $300,000 until it was subsequently repaid in March 2025. Claymore received pre-funded warrant to purchase 1 ordinary share as fees for the foregoing loan.

In April 2025, Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $928,000 in exchange for convertible notes with an aggregate principal amount of $1,122,880 and warrants to purchase an aggregate of 8 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $105,000, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $75,000. The warrants to purchase an aggregate of 8 ordinary shares are exercisable for a period of three years at an exercise price of $150,000 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing follow-on investments amounted to $64,960 in cash, pre-funded warrant to purchase 22 ordinary shares and a warrant to purchase 6 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for an additional period of 12 months, until October 31, 2026, during which the placement agent will be paid a fee of $20,000 per month.

In June 2025, we issued to Claymore a convertible note with a principal amount of $2,760,000 and a pre-funded warrant to purchase an aggregate of 20 ordinary shares in consideration for investments in multiple installments in the aggregate amount of $2,400,000. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in the amount of the outstanding principal amount.

In July 2025, we issued a convertible note to an investor introduced by Claymore, with a principal amount of $1,150,000 in consideration for an investment of $1,000,000, on terms substantially similar to the note issued to Claymore in June 2025 described above. Claymore received pre-funded warrants to purchase 13 ordinary shares as fees for the foregoing loan.

In August 2025, we issued to Claymore a convertible note with a principal amount of $575,000 and a pre-funded warrant to purchase an aggregate of 6 ordinary shares in consideration of an agreement to invest an aggregate amount of $500,000. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in the amount of the outstanding principal amount.

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

As of the date of this Annual Report, Claymore and several investors introduced by Claymore, converted an aggregate principal amount of $10.8 million of the notes issued to them into our ordinary shares, pursuant to which conversions we have issued 280 ordinary shares.

Additionally, in July 2025 and August 2025, we entered into subscription agreements with an investor, Oozi Cats, whose investment was arranged by Claymore, for the purchase of an aggregate of 32 ordinary shares at $45,000 per share, for total proceeds of $1.5 million. Specifically, 16 shares were purchased in July 2025 for $750,000 and 16 shares were purchased in August 2025 for $750,000. Mr. Cats is subject to a 5% beneficial ownership limitation. Concurrently with these investments, we issued pre-funded warrants to Claymore to purchase an aggregate of 37 ordinary shares (18 ordinary shares in July 2025 and 18 ordinary shares in August 2025). Both pre-funded warrant series expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

As of December 31, 2025, the accredited investor introduced by Claymore converted the principal amount of $500 thousand of the notes issued to him into ordinary shares, pursuant to which conversions the Company issued 33 ordinary shares. In addition, Claymore has exercised its prefunded warrants into 13 ordinary shares.

In August 2025, the Company issued Claymore a convertible note with a principal amount of $575 thousand and a prefunded warrant to purchase 6 ordinary shares in consideration for $500 thousand. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in aggregated amount equal to the outstanding principal amount.

As of December 31, 2025, Claymore exercised prefunded warrants into 6 ordinary shares.

In November 2025, the Company issued to Claymore 100 prefunded warrants in exchange for the cancellation of prior agreements with the Company regarding marketing services and a price adjustment to the convertible note issued to Claymore.

In November 2025, the Company entered into an amendment of a March 2025 loan with Claymore Capital and two investors who were introduced by Claymore, with respect to the March 2025 loan provided by the two investors. Pursuant to the amendment, the $140,000 loan was repaid through the issuance of 9 ordinary shares to the lenders.

Settlement-Related Convertible Notes

In February 2025, in connection with the settlement agreements that the Company entered into with each of Oppenheimer and Dominion, as described below under “—Settlements with Oppenheimer and Dominion,” Claymore agreed to make, on the Company’s behalf, all of the cash payments that the Company was required to make to Oppenheimer and Dominion under the respective settlement agreements. Under the Oppenheimer settlement agreement, the Company was required to pay Oppenheimer an aggregate of $3.0 million in scheduled installments through December 2025, and under the Dominion settlement agreement, the Company was required to pay Dominion an aggregate of $4.5 million in scheduled installments through December 2025.

In consideration for Claymore’s agreement to make the foregoing payments on the Company’s behalf, the Company issued to Claymore convertible notes in the aggregate principal amount of $13.5 million, comprised of (i) a convertible note in the principal amount of $6 million in connection with the Oppenheimer settlement (the “Oppenheimer Settlement Note”) and (ii) a convertible note in the principal amount of $7.5 million in connection with the Dominion settlement (the “Dominion Settlement Note” and, together with the Oppenheimer Settlement Note, the “Settlement Notes”). The Settlement Notes do not bear interest and were each repayable by way of mandatory conversion into the Company’s ordinary shares on the fifth anniversary of the respective issuance date, subject to earlier conversion at Claymore’s option.

In June 2025, Claymore exercised its right to convert each of the Settlement Notes in full prior to maturity. Upon conversion, the Company issued to Claymore an aggregate of 14 ordinary shares, comprised of 6 ordinary shares issued upon conversion of the Oppenheimer Settlement Note and 8 ordinary shares issued upon conversion of the Dominion Settlement Note, in each case at the contractual conversion price applicable to the respective Settlement Note. As of the date of this annual report, Claymore has made, on the Company’s behalf, all of the cash payments that the Company was required to make to Oppenheimer and Dominion under the respective settlement agreements, and the Company has no remaining payment obligations to Oppenheimer or Dominion under the respective settlement agreements.

July 2025 Warrants

In July 2025, we agreed to re-issue warrants to purchase an aggregate of 166 ordinary shares to investors who participated in our financing in April 2022 of ordinary shares and warrants. In light of subsequent market price changes and the Company’s multiple reverse share splits between February 2023 and March 2025, the warrants were re-issued in July 2025 with adjusted pricing and quantity terms to compensate investors for all cumulative effects. As of August 31, 2025, such warrants to purchase an aggregate of 154 ordinary shares have been issued. The warrants are exercisable for cash at a price of $120,000 per share and expire on January 14, 2027. Most of the warrants are subject to early expiration if they are not exercised within 14 days after the market price of the ordinary shares equals or exceeds $120,000 per share for ten trading days in a period of 20 consecutive trading days.

March-November 2024 Financing and Restructure

In March-November 2024, we sold to an accredited investor (the “March-November 2024 Investor”), in a series of unregistered private transactions, notes (the “March-November 2024 Notes”) with an aggregate principal amount of $11,000,000, and warrants (the “March-November 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-November 2024 Investor (the “March-November 2024 Purchase Agreement”). Our acquisition of QPoint’s shares that were not held by us to complete ownership of 100% of QPoint shares was partially funded by proceeds we received pursuant to the March-November 2024 Purchase Agreement.

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

If the March-November 2024 Notes are not repaid prior to the applicable maturity date, the March- November 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $75,000. The loan amount is secured by a pledge on the shares of the QPoint group. Additionally, for so long as the loan amount under the March- November 2024 Notes is outstanding, the Company has undertaken to cause the QPoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-November 2024 Warrants issued under the March-November 2024 Purchase Agreement were exercisable as follows: (i) March-November 2024 Warrants exercisable into 29 ordinary shares were exercisable at an exercise price equal to $105,000 per share until March 12, 2027, (ii) March-November 2024 Warrants exercisable into 7 ordinary shares were exercisable at an exercise price equal to $75,000 per share until April 3, 2027, (iii) March-November 2024 Warrants exercisable into 13 ordinary shares were exercisable at an exercise price equal to $105,000 per share until June 26, 2027, (iv) March-November 2024 Warrants exercisable into 1 ordinary shares were exercisable at an exercise price equal to $75,000 per share until June 26, 2027, and (v) March-November 2024 Warrants exercisable into 10 ordinary shares were exercisable at an exercise price equal to $82,500 per share until June 26, 2027.

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

Pursuant to the amendment, the exercise price of each of the March-November 2024 Warrants was changed to a unified exercise price of NIS 266,550 (being the NIS equivalent of $75,000 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the March-November 2024 Warrants was extended to a unified end date of February 17, 2030. The Company also issued to the March-November 2024 Investor an additional warrant exercisable into 13 ordinary shares at an exercise price of $75,000 per share and a pre-funded warrant exercisable into 66 ordinary shares, in each case until February 17, 2030, and in each, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the March-November 2024 Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

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

On August 16, 2025, the Company entered into a Fifth Amendment to the Securities Purchase Agreement with the March-November 2024 Investor that: (i) extended the maturity date of all convertible notes of the Company in the aggregate principal amount of $11,000,000 for an additional six months from August 16, 2025 to February 16, 2026; (ii) implemented compound interest, whereby interest now accrues on previously accrued interest commencing from the amendment date; and (iii) facilitated the introduction of Seven Knots, LLC, which has undertaken to purchase the convertible notes from the March-November 2024 Investor, pursuant to a separate note purchase and assignment agreement dated August 20, 2025. The amendment maintains all other existing terms and conditions of the notes, including the Company’s obligation to repay the principal amount plus all accrued interest.

On August 20, 2025, the March-November 2024 Investor entered into a Note Purchase and Assignment Agreement with Seven Knots, LLC for the sale of all outstanding convertible notes for a purchase price of $14,054,165, representing the principal amount plus accrued interest through August 31, 2025, with adjustments for additional interest thereafter. Seven Knots is required to purchase at least $6,000,000 of the notes within 60 days and the remaining balance within 90 days from the agreement date. If Seven Knots fails to meet these payment milestones, the Fifth Amendment automatically terminates. On August 18, 2025, prior to the purchase agreement, the March-November 2024 Investor converted $1,500,000 of the June 26, 2024 note at a conversion price of $45,000 per share, resulting in the issuance of 33 ordinary shares directly to Seven Knots, LLC. This conversion amount counts toward the initial $6,000,000 purchase requirement. Once Seven Knots completes the full purchase, the Company’s repayment obligations to the March-November 2024 Investor will be considered fully satisfied; however, these milestones were not met in full and therefore the Fifth Amendment automatically terminated, putting us in breach of the March-November 2024 Notes.

To compensate Seven Knots for its undertakings to Mr. Gottdiener in the note purchase and assignment agreement, we issued to the purchaser a convertible note in the principal amount of $1,500,000. The note bears no interest and matures on August 20, 2026 by way of conversion into ordinary shares. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price is the lower of (i) $45,000 and (ii) 95% of the lowest VWAP of the Ordinary Shares during the five consecutive trading day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, subject to the Nasdaq floor price. The holder is also entitled to redeem all or portion of the note in cash from the holder’s pro rata portion of 33% of the proceeds received by the Company pursuant to an equity line of credit or at-the-market offering, at a price of 110% of the amount being redeemed. The holder is subject to a beneficial ownership limitation of 4.99%.

On September 17, 2025, the Company entered into a Master Exchange Agreement (the “Exchange Agreement”) with the Exchange Accredited Investor, which undertook in August 2025 to purchase the convertible notes issued to the March-November 2024 Investor. On the same date, the Exchange Accredited Investor entered into a Note Purchase Agreement with AGP to purchase AGP’s note having a principal amount (plus accrued interest) of $2,248 thousand for a purchase price of $750 thousand. Pursuant to the Exchange Agreement, the Exchange Accredited Investor has the right to exchange all or a portion of its notes for new notes, which have substantially the same terms and conditions as the Amended Notes. After giving effect to applicable original issue discount, under the terms of the Exchange Agreement, up to $16,420 thousand aggregate principal amount of outstanding notes are exchangeable for up to $19,840 thousand aggregate principal amount of new notes under the Exchange Agreement. Astor has an option to purchase from the Exchange Accredited Investor, up to one-half of the new notes issued pursuant to the Exchange Agreement and Keystone has an option to purchase from the Exchange Accredited Investor, up to 25% of the new notes issued pursuant to the Exchange Agreement.

The note bears no interest and matures on the second anniversary from the issuance of each note. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price of (i) $43,200or (ii) 90% (or 80% in case of default) of the lowest VWAP of the Ordinary Shares during the twenty consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, subject to the Nasdaq floor price. The holder is subject to a beneficial ownership limitation of 4.99%.

As of December 31, 2025, notes in the aggregate principal amount of $9,004 thousand have been exchanged under the Exchange Agreement for Amended Notes in the aggregate principal amount of $11,063 thousand.

As of December 31, 2025, a total amount of $6,662,682 was converted into 361 ordinary shares.

On June 4, 2026, the Company and the March-November 2024 Investor entered into a Sixth Amendment to the Securities Purchase Agreement. Pursuant to this amendment, the Company issued a Secured Convertible Note (the “June 2026 Note”) in the original principal amount of $5,556,000 in exchange for a cash investment in the same amount. This investment followed sales of notes in multiple installments from the March-November 2024 Investor to Seven Knots, LLC pursuant to their Note Purchase and Assignment Agreement, dated August 20, 2025. Such agreement was amended on June 3, 2026 to accommodate additional note purchases from time to time up to an aggregate principal amount of $8,000,000. The June 2026 Note bears interest at 20% per annum, computed on a 360-day basis and including interest on interest. The Note is secured pari passu by the same Charged Assets that secure existing outstanding notes under the Securities Purchase Agreement. The outstanding principal and accrued interest are due and payable on the earlier of (i) June 11, 2026, or (ii) five business days following the closing of a sale by the Company of QPoint Technologies Ltd. Commencing June 11, 2026, the holder is entitled to demand repayment of all or a portion of the June 2026 Note upon two business days’ notice. The holder may convert any portion of the outstanding loan amount into Ordinary Shares at a price equal to the arithmetic average of the Closing Sale Prices of the Ordinary Shares for the five Trading Days prior to the conversion date, subject to a floor price of $0.71 per share. Conversion is subject to a beneficial ownership limitation of 4.99%. From June 3, 2026 to June 30, 2026, the Company raised aggregate proceeds of $4,706,304 in private placements from accredited investors in exchange for convertible notes in the aggregate principal amount of $5,882,880, representing a 20% original issue discount. The convertible notes were issued under the Exchange Agreement and have a maturity date of two years from their respective dates of issuance.

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

The aggregate principal amount of the First 2023-2024 Accredited Investor Notes was convertible into our ordinary shares at a rate of the lower of (i) $$375,000 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $225,000. The First 2023-2024 Accredited Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accredited Investors. The First 2023-2024 Accredited Investors had the right to convert the First 2023-2024 Accredited Investor Notes, in whole or in part, at any time following their issuance.

The First 2023-2024 Accredited Investor Notes were subsequently fully converted by the First 2023-2024 Accredited Investors.

In February 2025, the Company and the First 2023-2024 Accredited Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $150,000 per share and the Company issued to the First 2023-2024 Accredited Investors additional warrants exercisable into 11 ordinary shares at an exercise price of $150,000 per share and 9 ordinary shares.

Second 2023-2024 Accredited Investor Financing Transaction

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors” and together with the First 2023-2024 Accredited Investors, the “2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into 1 ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into our ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $225,000. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accredited Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investor Notes, in whole or in part, at any time following their issuance.

Pursuant to the First 2023-2024 Accredited Investor SPAs, we issued First 2023-2024 Accredited Investor Warrants which are exercisable into 1 ordinary share. The First 2023-2024 Accredited Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accredited Investor Warrants and have a weighted average exercise price of $3,495,000. Pursuant to the Second 2023-2024 Accredited Investor SPAs, we issued Second 2023-2024 Accredited Investor Warrants which were exercisable into 1 ordinary share. The Second 2023-2024 Accredited Investor Warrants were exercisable until September 14, 2025 for an exercise price of $225,000. The exercise of the 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

In February 2025, HUB and the First 2023-2024 Accredited Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $150,000 per share and the Company also issued an additional warrant exercisable into 11 ordinary shares at an exercise price of $150,000 per share. In addition, the Company issued 9 ordinary shares to the First 2023-2024 Accredited Investors.

In addition, in February 2025, HUB and the Second 2023-2024 Accredited Investors agreed to amend the terms of the Second 2023-2024 Accredited Investor SPAs, the Second 2023-2024 Accredited Investor Notes and the Second 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $172,500 per share, and the Company issued to the Second 2023-2024 Accredited Investors additional warrants exercisable into 11 ordinary shares at an exercise price of $150,000 per share, and the conversion price of each of the Second 2023-2024 Accredited Investor Notes was changed to a unified conversion price of $171,300 per share.

The Second 2023-2024 Accredited Investors were subsequently fully converted by the Second 2023-2024 Accredited Investors.

Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 7, 2023, we entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan” and, together, the “Shayna Loans”). The Shayna Loans were subsequently amended in 2024 pursuant to a series of agreements with Shayna and Akina Holding Limited (“Akina”), which assigned most of Shayna’s rights to Akina and established new conversion and warrant terms. All original interest, conversion, and warrant provisions under the Shayna Loan Agreements were superseded by the 2024 amendments.

The Shayna Loans were amended in March–May 2024 through a series of agreements with Shayna and Akina. On March 31, 2024, the Company entered into the first amendment with Shayna and Akina, pursuant to which Shayna and Akina are entitled to convert the Shayna Loans into a total of 34 ordinary shares, based on an agreed USD/NIS exchange rate of NIS 3.65 and a conversion price of $135,000.00 per share. Under this amendment, Akina will receive 25 ordinary shares, while Shayna will receive 8 ordinary shares. Additionally, warrants have been issued for the purchase of the same number of ordinary shares at an exercise price of $135,000 per share, with Akina entitled to 25 ordinary shares and Shayna entitled to 8 ordinary shares. Furthermore, a customary clause limits the beneficial ownership of both Shayna and Akina to 4.99% of the Company’s outstanding ordinary shares.

On April 18, 2024, the Company entered into the second amendment with Shayna and Akina, pursuant to which if Akina defaults on its payment installments to Shayna, Shayna will have the right to assume all of Akina’s conversion rights under the Shayna Loan Agreements.

On May 9, 2024, the Company entered into the third amendment with Shayna and Akina, pursuant to which a cash payment of $1,150,800 for Shayna’s consulting services under the Convertible Loan Agreements was converted into 8 ordinary shares of the Company, calculated at a price of $135,000 per share. Additionally, Shayna was issued a warrant to purchase 8 ordinary shares of the Company at an exercise price of $120,000 per share, with an exercise period of six months.

During 2024, Akina converted the loan under the Convertible Loan Agreements into our ordinary shares, pursuant to which conversions we have issued 35 ordinary shares and exercised the warrant and purchased 29 ordinary shares of the Company at an exercise price of $135,000. In addition, Shayna exercised the warrant and purchased 8 ordinary shares of the Company at an exercise price of $120,000.

Lind Financing

On May 4, 2023, we entered into a Securities Purchase Agreement (the “Lind SPA”) with Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”). Pursuant to the Lind SPA, the Company agreed to issue to Lind up to two secured convertible promissory notes in three tranches (the “Lind Notes” and each a “Lind Note”) for gross proceeds of up to $16,000,000 and warrants (the “Lind Warrants” and each a “Lind Warrant”) to purchase the Company’s ordinary shares. The Lind SPA and Lind Note were subsequently amended in August and November 2023.

As of the date of this Annual Report, Lind has converted the principal amount of the Lind Note into our ordinary shares and exercised most of the Lind Warrants. Only a small number of Lind Warrants remain outstanding.

Convertible Notes

Upon the closing of the Business Combination agreement the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,319 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,319 (each, a “Convertible Note”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full. The proceeds from the Convertible Notes Agreements were used to pay expenses in connection with the closing of the Business Combination agreement. The loan from AGP was neither paid nor converted.

AGP alleged that the Company was in default under the Convertible Notes Agreements, having failed to make the required payments thereunder, and the parties are in a commercial dispute. The Company has entered into a settlement with AGP with respect to the convertible note of the Company issued to AGP on February 28, 2023 (the “Original Note”). The Original Note has a principal amount of approximately $5.2 million and provides for interest at the rate of 6% per year and default interest at the rate of 18% per year. The Original Note provided for amortization payments commencing on June 1, 2023, with final maturity on March 1, 2024. The obligations under the Original Note are recorded in the Company’s balance sheet as of June 30, 2024 at approximately $5.7 million.

On November 22, 2024, the Company and AGP entered into an amended and restated note dated (the “Amended Note”), which contemplates the AGP will convert $250,000 of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be in the amount of $320,000 and final conversion $230,000). Upon each conversion, one-seventh of the excess debt above $1.8 million will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If an aggregate amount of $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $60,000 floor. The floor price may be adjusted downward after three months if the market price falls below the floor price and does not subsequently increase above the floor price.

During the year ended December 31, 2024, AGP converted an aggregate amount of $1,070,000, which was allocated to two parts: until November 2024, an aggregate amount of $500,000 which was converted into 4 ordinary shares, while the remaining amount of $570,000, which was subject to the November 2024 Amended Note, converted into 8 ordinary shares. During January and February 2025, AGP converted an aggregated amount of $500,000 into 6 ordinary share.

On September 17, 2025, an accredited investor entered into a Note Purchase Agreement with AGP to purchase AGP’s note having a principal amount (plus accrued interest) of $2,248,000 for a purchase price of $750 thousand.

BST Loan

We entered into a Loan and Security Agreement with BlackSwan Technologies, Inc., a Delaware corporation (“BST”), with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, we may make, at our sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000,000.

The principal amounts we lend to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to 15% and are repayable on January 1, 2025, provided that BST has the right to prepay any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to 18%.

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

We have provided BST an aggregate amount of $2,732 thousand under the BST Loan Agreement. Following the merger between us and BST on January 27, 2025, the balance was classified as an inter-company receivable and is no longer included as a credit facility.

A-Labs Loan

On January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which A-Labs agreed to issue us a $1,000,000 principal amount note for gross proceeds of $900,000 (the “A-Labs Loan”). The principal amount A-Labs Loan is due to be repaid in one repayment on January 16, 2026 (the Maturity Date”) (36 months from the execution of the A-Labs Loan). The A-Labs Loan bears interest at 12% per annum and interest became payable quarterly commencing on April 1, 2023 until the Maturity Date. Overdue payments will accrue interest in arrears at the rate of 18% per annum from the relevant payment date until such payment is made. In addition, we paid A-Labs the sum of $4.2 million between July 2021 and March 2023 as consulting fees under a financial advisory services agreement entered into July 2021 (the “A-Labs Agreement”) and we issued to A-Labs warrants to purchase 27 of our ordinary shares. Additionally, in March 2023, a total of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $1,500,000 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to us to purchase $20 million of our ordinary shares in the private placement in connection with the closing of our business combination with Mount Rainier Acquisition Corp., a Delaware special purpose acquisition company, in 2023 (the “PIPE Financing”). In December 2022, we amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the financial advisory services agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 72,150(regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs. In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans, we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts. The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice. In August 2023, we received from A-Labs a waiver of the retainer fees for the services. Nevertheless, as of the date of this Annual Report, there remain unpaid fees of $3,298,000 under the A-Labs Agreement.

On November 6, 2025, we entered into a settlement agreement with each of A-Labs, MOFO Holdings LLC and Viserion Ltd. (the “PIPE Investors”), which had entered into subscription agreements with us to invest an aggregate of $50 million in the PIPE Financing. After all the other closing conditions for the business combination were met, we decided to proceed with the closing despite not having received the funds payable under the Subscription Agreements from the PIPE Investors. The signing of the settlement agreements followed a mediation process, which was approved by our Audit Committee and Board of Directors, and by our shareholders on December 16, 2025. According to the settlement agreement, taking into account the parties’ respective claims and the various agreements between them, no funds or other form of consideration shall be paid or transferred from the PIPE Investors to us, and we shall not pay any funds or any other form of consideration to any of the PIPE Investors, all in exchange for full and absolute waivers by the parties toward each other (including shareholders, officers, directors parent and subsidiaries thereof, and anyone acting on behalf of any of them).

Additionally, according to the settlement, we will repay to A-Labs the amount outstanding in connection with a secured loan extended by A-Labs to us on January 17, 2023 in the amount of $900,000, which with original issuance discount and accrued interest amounts to $1,800,000. The repayment will be in the form of our ordinary shares based on the lowest closing price of the ordinary shares on Nasdaq during the five trading days preceding the date of the shareholders’ approval, which was on December 16, 2025. The shares will be subject to the following lock-up periods: 40% of the shares will be restricted for a period of 40 days, 30% will be restricted for a period of 70 days, 25% will be restricted for a period of 100 days and 5% will be restricted for a period of 130 days. The 5% tranche will be subject to a one-time upward or downward adjustment to the extent that the sum of (i) the proceeds from the sale of shares by A-Labs and (ii) the current market value of the shares held by A-Labs are less than or greater than $1,800,000, respectively. A-Labs must make reasonable commercial efforts to maximize the consideration it receives for the sale of shares. The sale of shares by A-Labs on Nasdaq on any trading day may not exceed 5% of the current day’s trading volume of the ordinary shares thereon.

In April 2026, we received a letter addressed to our directors from counsel to A-Labs, demanding that we pay the $1,800,000 plus interest. In May 2026, the Company’s counsel responded by rejecting all allegations raised by A-Labs in their letter.

In addition, on April 16, 2026, an application was filed against the Company to hold it liable for a judgment awarded against A-Labs in favor of Teshua Ltd., based on the alleged amount of $1,800,000. The Company explained that it was unable to realize the shares due to an attachment imposed on A-Labs and/or its representatives, and that, in any event, at present the matter does not concern the amount alleged by A-Labs, but rather shares whose value is substantially lower. A hearing on this matter is scheduled for July 21, 2026.

Separately, on February 27, 2026, DC Rainier SPV LLC, the former sponsor of Mount Rainier Acquisition Corp., filed a complaint against the Company and A-Labs in the Supreme Court of the State of New York alleging, among other things, that the Company and A-Labs misrepresented the existence of approximately $50 million of PIPE financing commitments in connection with the Mount Rainier business combination, and on April 28, 2026, the plaintiff filed a motion for entry of a default judgment against the Company seeking not less than $5,080,027, plus interest, fees and costs. For more information, see Note 28(7) to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

Settlements with Oppenheimer and Dominion

In February 2025, we reached a settlement agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000). As part of the settlement arrangement, Claymore Capital Pty Ltd. (“Claymore”) agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note was convertible at the option of the holder at a discount of 25% to the prevailing market price, but not higher than $225,000 or lower than the Nasdaq floor price. The note did not bear interest and matured on February 18, 2030, at which time we were entitled to convert the note into ordinary shares. As of June 2025, Claymore converted the note in full into 122 ordinary shares, at a conversion price of $45,000 per share and made all required payments to Oppenheimer. See “—Settlement-Related Convertible Notes” above.

In February 2025, we also reached a settlement agreement with Dominion Capital LLC and its affiliates (together, “Dominion”) for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. As a result, the Israeli insolvency proceedings that were initiated by Dominion in 2023 were dismissed on March 7, 2025.As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note was convertible at the option of the holder at a discount of 25% to the prevailing market price, but not higher than $225,000 or lower than the Nasdaq floor price. The note did not bear interest and matured on February 20, 2030, at which time we were entitled to convert the note into ordinary shares. As of June 2025, Claymore converted the note in full into 166 ordinary shares, at a conversion price of $45,000 per share and made all required payments to Dominion. See “—Settlement-Related Convertible Notes” above.

Debt Arrangement with Comsec Creditors

On March 24, 2024, we entered into a debt settlement agreement with certain creditors of Comsec. Comsec’s total liabilities amount to approximately NIS 52.0 million (approximately $16.3 million) divided between different groups of creditors with different priorities, which is covered by a guarantee by us of up to NIS 36.3 million (approximately $11.4 million).

As of December 31, 2025, Comsec’s total liabilities amount to $265 thousand. The amount paid under the debt settlement agreement to unsecured creditors amounted to $135 thousand. As of the date of this Annual Report, the Company is in material breach of the debt settlement agreement.

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

JOBS Act

We qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including: (i) presentation of only two years of audited financial statements and only two years of related Operating and Financial Review and Prospects disclosure; (ii) an exemption from the auditor attestation requirements regarding our internal control over financial reporting required by Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); (iii) an exemption from the requirement that our auditor’s report include disclosure regarding “critical audit matters”; and (iv) an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. We may take advantage of these provisions until the last day of the fiscal year during which we mark the fifth anniversary of February 28, 2023, the date of the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer” under the Exchange Act, (ii) our annual gross revenues exceed $1.235 billion, or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of such extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This election is irrevocable. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

C. Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see Item 4B. “Business Overview” and Item 3D. “Key Information —Risk Factors —Risks Related to Our Incorporation and Operations in Israel.”

For a description of our intellectual property, please see Item 4B. “—Intellectual Property.”

D. Trend Information

Other than as described in Item 3D. “Key Information —Risk Factors” and in Item 5A. “Operating and Financial Review” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our results of operations or financial condition, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2025. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Recent Accounting Pronouncements

See Note 4 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of July 15, 2026:

Name	Age	Position
Executive Officers (5)
Limor Zur-Stoller	56	Chief Financial Officer
Tuvia Grossman	45	General Counsel and Chief Legal Officer
Directors
Renah Persofsky (1)(2)(3)(4)(5)	67	Chairperson of the Board
Shlomo Bibas (1)(2)(4)	56	Director
Ilan Flato (1)(2)(3)(4)	69	Director
Vineet Malhotra (1)(2)(4)	53	Director
Uzi Moskovich	62	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

(4)	Independent director under the rules of Nasdaq

(5)

On March 31, 2026, Noah Hershcoviz resigned from his position as Chief Executive Officer and a member of the Board of Directors, effective immediately. Renah Persofsky, our Chairperson of the Board, has taken on a greater role in HUB’s management while we seek a replacement for Mr. Hershcoviz.

During May 2026, John Rogers, President of the Americas Region, and Paul Parisi, Chief Revenue Officer, resigned from their positions, effective immediately.

During June 2026, Nachman Geva, our Chief Technology Officer, and Shai Schiller, our Head of Strategy, resigned from their positions, effective immediately.

Executive Officers

Limor Zur-Stoller has served as our Chief Financial Officer since January 2026. Prior to joining HUB, Ms. Zur-Stoller served as Chief Financial Officer of Xjet Ltd. From 2021 to 2023, she served as Chief Financial Officer of HIL Applied Medical, from 2020 to 2021, as Chief Financial Officer of Smart Agro, from 2018 to 2020, as Chief Financial Officer of Rootility Ltd. and from 2016 to 2018, as Chief Financial Officer of Nutrinia Ltd. From 2008 to 2016, she served as Chief Financial Officer of Rosetta Genomics Ltd., Rosetta Green Ltd., a spin-off from Rosetta Genomics and then became Israel Finance Lead of Monsanto Inc. following their purchase of Rosetta Green. Ms. Zur-Stoller is a certified CPA and holds an M.B.A. degree in Business Administration and Finance and a B.A. in Accounting and Economics.

Tuvia Grossman has served as our General Counsel and Chief Legal Officer since January 2025. Prior to joining HUB, Mr. Grossman served as the General Counsel and Chief Legal Officer of Pangea IT Ltd., a hi-tech company providing biometrically secured technology and big data solutions for the governmental sector, from 2014 to 2024. From 2012 to 2014, he served as the Director of Legal & Business Affairs of Tahal Water Energy Ltd. From 2010 to 2012, he served as a lawyer at ERM Law, from 2005 to 2010, he served as a lawyer at Gornitzky & Co. and from 2004 to 2005, at the Supreme Court of Israel. Mr. Grossman holds a J.D. degree in Law from Chicago-Kent University of Law.

Directors

Renah Persofsky has served as a member of HUB’s Board of Directors since November 2024 and as Active Chairperson of HUB’s Board of Directors since March 2025. Ms. Persofsky has over 40 years of wide-ranging business experience. She served as the Chief Executive Officer of Strajectory Corp. from 2010 to November 2024 and served as an executive consultant of Canadian Imperial Bank of Commerce (NYSE: CM) from 2012 to 2023. Ms. Persofsky served as the Chairwoman of BookJane Corp. from 2016 to 2022, as a director of Greenlane Holdings (Nasdaq: GNLN) from 2022 to 2025, as a director at Oceansix Future Paths Ltd. (TSXV: OSIX) (f/k/a K.B. Recycling Industries Ltd.) from 2021 to 2025 and as a director of Alkemy Solutions from 2021 to 2025. She has served as a director of Tilray Brands, Inc. (Nasdaq: TLRY) (f/k/a Aphria Inc.) since 2017 and the Vice Chairwoman and Lead Director since October 2019 as the Chairwoman of Green Gruff Inc. since 2020, as a director of Hydrofarm LLC since 2020 and as a director of Gauzy Ltd. since March 2026. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire (OTCMKTS: CDNAF), Canada Post and Interac, and was an executive officer of the Bank of Montreal (NYSE: BMO). Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, and she also served as a special advisor to Canada’s Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto.

Shlomo Bibas has served as a member of HUB’s Board of Directors since April 2025. From August 2022 to August 2025, Mr. Bibas served as Senior Vice President Operations and Chief Technology Officer at the Woodbridge Group. From 2018 to 2022, he served as Senior Vice President and Global Chief Information Officer at Celestica Inc. From 2012 to 2018, he served as Senior Vice President Global Operations and Chief Information Officer at Apotex Inc. Prior to that, Mr. Bibas was a Partner at Accenture, where he led the Canadian High-Tech practice and held several international assignments. Mr. Bibas served as Independent Director of the Board of Aphria Inc. (now Tilray Brands, Inc.) from 2018 to 2021 and has served as a director at Gauzy Ltd. since March 2023. Since 2007, Mr. Bibas has served on the boards of various private, public, for-profit and not-for-profit organizations. From 2018 to 2025, he served as Vice Chairman of the Board of Cayuse Technologies LLP and from 2013 to 2017, he served as a director at Indigena Solutions. Mr. Bibas holds a B.A.Sc. in Mechanical Engineering from the University of Toronto and an ICD.D designation from the Rotman School of Management and the Institute of Corporate Directors.

Ilan Flato has served as a member of HUB’s Board of Directors since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. From 2009 until 2018, Mr. Flato served as a director at two Israeli Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive of Kibbutz Naan. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking at United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Israeli Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato served as a director of Tower Semiconductor Ltd. from February 2009 until July 2025. Mr. Flato has also served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Vineet Malhotra has served as a member of our board of directors since December 2025. Mr. Malhotra has served as the Chief Executive Officer and Co-Founder of Monie Payments Corp., a fintech company developing digitally disruptive payment solutions across North America, since 2023. From 2004 to 2023, Mr. Malhotra held several senior executive positions at Canadian Imperial Bank of Commerce (CIBC), including Managing Director and Head of the Alternate Solutions Group and Chief Executive Officer of Simplii Financial, CIBC’s Canadian direct banking brand launched in 2017 and serving approximately two million clients. Prior to joining CIBC, Mr. Malhotra held leadership roles at Manulife Financial from 1999 to 2004 and at IBM Global Services from 1995 to 1999, after beginning his career at Ernst & Young in 1994. Mr. Malhotra holds a B.A. in Mathematics, Finance and Accounting from Wilfrid Laurier University in Waterloo, Canada, and has attended the Executive Education Program at Harvard Business School.

Uzi Moskovich has served as a member of our board of directors since June 2021. Mr. Moskovich served as our Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as our Chairman from April 2022 to February 2023. Mr. Moskovich has served as the Chief Executive Officer of Interionet since March 2024. Prior to that, Mr. Moskovich served as Chief Executive Officer of Wave Guard Technologies Ltd. from February 2019 to January 2023. Mr. Moskovich served as a Vice President at Israel Aerospace Industries (IAI) from January 2017 to November 2018. Mr. Moskovich served as a member of the board of directors of BrandShield Systems Plc (LSE: BRSD.L) from 2019 to 2023 and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) from 2017 to 2021. Mr. Moskovich received a B.Sc. degree in Aeronautical Engineering from the Technion Israel Institute of Technology in Haifa, Israel, an M.B.A. from New York University and an M.Sc. in Strategic Studies from the US Army War College.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2025, was approximately $3,365,632.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025(1). U.S. dollar amounts indicated for compensation of our Covered Executives are in dollars.

Name and Principal Position(2)	Base Salary ($)(3)	Variable compensation ($)	Equity-Based Compensation ($)(4)	Total ($)
Noah Hershcoviz
Former Chief Executive Officer and Director(5)	564,468	451,289	206,225	1,221,982
Lior Davidsohn
Former Interim CFO(6)	374,176	-	-	374,176
Nachman Geva
Former Chief Technology Officer(7)	367,851	-	138,268	506,119
Shai Schiller
Former Head of Strategy(8)	435,416	-	104,785	540,201
Tuvia Grossman
General Counsel and Chief Legal Officer	479,246	-	239,848	719,094

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)

All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2025.

(3)

Amounts reported in this column include the base salary and the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a four-year period during the years 2025 – 2028 on account of the 2025 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

(5)	Noah Hershcoviz served as Chief Executive Officer from December 2023 and as a member of HUB’s board of directors from October 2023 until he resigned from those positions on March 31, 2026.

(6)	Lior Davidsohn served as Interim Chief Financial Officer from February 2024 to December 2025. Limor Zur-Stoller was appointed Chief Financial Officer in January 2026.

(7)	Nachman Geva served as Chief Technology Officer from January 2024 until he resigned from his position in June 2026.

(8)	Shai Schiller served as Head of Strategy from October 2023 until he resigned from his position in June 2026.

At our annual general meeting of shareholders in December 2025, our shareholders approved the following compensation payable to each of our directors in respect of 2026 and onward, with the cash portion of the compensation to be paid promptly following the end of each calendar quarter (or at the termination of the director’s service in the event of the director’s termination prior thereto):

●	An annual fee of $50,000 for each member of the board of directors or $130,000 for the chairman of the board of directors (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year);

●	An annual fee of $10,000 for each member of the Audit Committee (or $15,000 for the chair), $8,000 for each member of the Compensation Committee (or $12,000 for the chair), $6,000 for each member of the Nominating and Governance Committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a special committee that may be established by the board of directors from time to time (even if less than a full calendar year);

●	In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 15 meetings of the board of directors and its committees in a calendar year, equal to a pro rata amount of the annual board of director membership fee, based on the applicable number of meetings attended; and

●	On the date of each annual general meeting, each non-executive director is granted RSUs with a value based on the closing market price of our Ordinary Shares on the Nasdaq Stock Market on the date of grant (or the next trading day). If a director serves on multiple committees, they are entitled to the aggregate value of all applicable positions listed below: Position Chair Member Board of Directors $400,000 $130,000 Audit Committee $150,000 $50,000 Compensation Committee $150,000 $50,000 Nominating and Governance Committee $150,000 $50,000

Position	Chair	Member
Board of Directors	$400,000	$130,000
Audit Committee	$150,000	$50,000
Compensation Committee	$150,000	$50,000
Nominating and Governance Committee	$150,000	$50,000

Each grant of RSUs vests in eight equal monthly installments, subject to continued service, with the first vesting date occurring one month from the date of grant. Directors appointed between annual meetings receive a pro-rata RSU grant on their date of appointment. The grant value is calculated based on the number of months elapsed since the preceding annual meeting.

RSUs issued to U.S.-resident directors shall be classified as non-qualified, while RSUs issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

Share Option Plans

2007 Employee Stock Option Plan

In 2007, HUB (ALD prior to its merger with HUB) adopted its 2007 Employee Stock Option Plan (the “2007 Plan”), as amended from time to time. The 2007 Plan provides for the grant of options to the employees, directors, office holders, service providers and consultants of HUB and its subsidiaries and affiliates.

Authorized Shares. As of December 31, 2025, there were no ordinary shares reserved and available for issuance under the 2007 Plan pursuant to previously granted options awards that remain outstanding. We no longer grant any awards under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. HUB’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

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

Transactions. In the event of an exchange or change of HUB’s ordinary shares by declaration of a stock split, consolidation or exchange of share capital of HUB recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2007 Plan and any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

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

Authorized Shares. As of December 31, 2025, there were 13,559 ordinary shares reserved and available for issuance under the 2021 Plan (before adjustment for the 1-for-15 reverse split effected on January 15, 2026, the 1-for-50 reverse split effected on April 20, 2026 and the 1-for-20 reverse split effected on June 5, 2026). Following the adoption of the 2021 Plan, HUB ceased making grants under the 2007 Plan, though previously granted options under the 2007 Plan remain outstanding under the 2007 Plan.

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

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel or the United States of America to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

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

Termination of Employment. In the event of termination of a grantee’s employment or service with HUB or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within ninety days after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such ninety days period, all such unexercised awards will terminate.

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

Transactions. In the event of an exchange or change of HUB’s ordinary shares by declaration of a stock split, consolidation or exchange of share capital of HUB recapitalization, or other similar occurrences, the number and class and kind of shares subject to the 2021 Plan and any options granted thereunder shall be adjusted and, the exercise price per share covered the options shall be appropriately adjusted. No adjustment shall be made by reason of the distribution of subscription rights on outstanding shares.

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

C. Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. See below under “—External directors.”

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Uzi Moskovich are independent under such rules.

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

Our directors are divided among the three classes as follows:

●	the Class I director is Ilan Flato, and his term will expire at the annual general meeting of shareholders to be held in 2026;

●	the Class II directors are Uzi Moskovich and Vineet Malhotra, and their terms will expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Shlomo Bibas and Renah Persofsky, and their terms will expire at our annual meeting of shareholders to be held in 2028.

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

External directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from these requirements under the Companies Law.

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

Our audit committee consists of Ilan Flato, Renah Persofsky, Shlomo Bibas and Vineet Malhotra. Ilan Flato serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of Ilan Flato and Renah Persofsky is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent,” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Our compensation committee consists of Shlomo Bibas, Renah Persofsky, Ilan Flato and Vineet Malhotra. Shlomo Bibas serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, signing bonuses and other cash bonuses (such as special bonuses with respect to any special achievements), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

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

Our amended compensation policy, as approved by our shareholders in November 2023, was filed as an exhibit to our Annual Report filed on August 16, 2024, and amended on October 22, 2024.

Nominating and Governance Committee

Our nominating and governance committee consists of Renah Persofsky, Shlomo Bibas and Ilan Flato. Renah Persofsky serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

●	assessing the performance of the members of our board;

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business;

●	recommending to our board of directors the Company’s overall environmental, social, and governance strategies, including, but not limited to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying, and other public policy matters relevant to the Company (collectively, “ESG Matters”);

●	overseeing the Company’s policies, practices, and performance with respect to ESG Matters; and

●	reporting to the board of directors of the Company about current and emerging topics relating to ESG Matters that may affect the business, operations, performance, or public image of the Company or are otherwise pertinent to the Company and its stakeholders and, if appropriate, detailing actions taken in relation to the same.

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

There is no pending litigation or proceeding against any of HUB’s office holders as to which indemnification is being sought, and, except as described in Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report, HUB is not aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

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

Through multiple growth phases, HUB has drawn talent and leadership from the technology and cybersecurity industries to achieve its vision. As of December 31, 2025, we had a total of 310 employees or full-time employee equivalents worldwide, including:

●	21 employees or full-time employee equivalents in the corporate functions and headquarters.

●	20 employees or full-time employee equivalents in the Technology and Product Division.

●	269 employees or full-time employee equivalents in the Professional Services Division.

The Company has implemented a comprehensive restructuring, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. As part of this plan, the Company has substantially reduced operating expenses, eliminating many external consultants and contractors and reducing headcount solely at the HUB level by approximately 50%. During May and June 2026, we executed a targeted workforce reduction of approximately 10% of our employees or full-time employee equivalents in order to improve our operational efficiency. Most of the reduction was related to the cessation of activities in the BST business.

We adhere to applicable law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

E. Share Ownership

For information regarding the share ownership of directors and officers, see. “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers —Share Option Plans.” in Item 6.B above.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the HUB Cyber Security Ltd. Policy for Recovery of Erroneously Awarded Compensation during the fiscal year ended December 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2026 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of June 30, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our ordinary shares which the holder has the right to acquire within 60 days of the date hereof through the exercise of any option, warrant or any other right. The column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

For a description of the voting rights attached to our ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is 30 Hacharoshet Street, Or Yehuda, Israel.

All amounts in the table have been adjusted for the 1-for-15 reverse split effected on January 15, 2026, the 1-for-50 reverse split effected on April 20, 2026 and the 1-for-20 reverse split effected on June 5, 2026.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
5% or Greater Shareholders
None
Directors and Executive Officers of HUB:
Limor Zur-Stoller	–	–
Tuvia Grossman (1)	2	*
Shlomo Bibas (2)	44	*
Renah Persofsky (3)	71	*
Ilan Flato (4)	39	*
Uzi Moskovich (5)	15	*
Vineet Malhotra (6)	22	*
All executive officers and directors as a group (7 individuals)	193	*

*	Less than 1% of our outstanding ordinary shares.

(1)	Consists of 2 ordinary shares. Does not include 1 restricted share unit which has been granted but has not vested and will not vest within 60 days of June 30, 2026.

(2)	Consists of 30 ordinary shares and 14 restricted share units. Does not include 24 restricted share units which have been granted but have not vested and will not vest within 60 days of June 30, 2026.

(3)	Consists of 45 ordinary shares and 26 restricted share units. Does not include 41 restricted share units which have been granted but have not vested and will not vest within 60 days of June 30, 2026.

(4)	Consists of 25 ordinary shares and 14 restricted share units. Does not include 23 restricted share units which have been granted but have not vested and will not vest within 60 days of June 30, 2026.

(5)	Consists of 10 ordinary shares and 5 restricted share units. Does not include 8 restricted share units which have been granted but have not vested and will not vest within 60 days of June 30, 2026.

(6)	Consists of 13 ordinary shares and 9 restricted share units. Does not include 13 restricted share units which have been granted but have not vested and will not vest within 60 days of June 30, 2026.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of June 30, 2026, there were 12 registered holders of our ordinary shares (one of which, Cede & Co., is a United States registered holder, holding approximately 4,309,755 shares, which represents 71.55% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2025 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

Exculpation, indemnification, and insurance. The Articles permit us to exculpate, indemnify and insure certain of our officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. We have entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

Agreements with Blackswan and A-Labs. We have entered into agreements with certain third parties with whom Noah Hershcoviz, our former Chief Executive Officer and director, is an affiliate. Specifically, we entered into the BST merger agreement with BST, a company in which Mr. Hershcoviz served as a director and in which a company wholly-owned by Mr. Hershcoviz held shares, with an effective date of January 15, 2025. In addition, Mr. Hershcoviz serves as Managing General Partner of The 12.64 Fund, which was a significant shareholder of BST. See Item 5.B. “Liquidity and Capital Resources—Financings” and Item 4.A. “History and Development of the Company—Recent Developments.”

Additionally, on January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), a company in which Mr. Hershcoviz served as Managing Partner, Head of Investment Banking, as further described in Item 5.B. “Liquidity and Capital Resources—Financings.” In addition, we paid A-Labs the sum of $4.2 million between July 2021 and March 2023 as consulting fees under a financial advisory services agreement entered into July 2021 (the “A-Labs Agreement”) and we issued to A-Labs warrants to purchase 27 of our ordinary shares. Additionally, in March 2023, a total of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $1,500,000 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to us to purchase $20 million of our ordinary shares in the private placement in connection with the closing of our business combination with Mount Rainier Acquisition Corp., a Delaware special purpose acquisition company, in 2023 (the “PIPE Financing”). In December 2022, we amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the financial advisory services agreement divided by NIS 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 72,150 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs. In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans, we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts. The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice. In August 2023, we received from A-Labs a waiver of the retainer fees for the services. Nevertheless, as of the date of this Annual Report, there remain unpaid fees of $3,298,000 under the A-Labs Agreement.

On November 6, 2025, we entered into a settlement agreement with each of A-Labs, MOFO Holdings LLC and Viserion Ltd. (the “PIPE Investors”), which had entered into subscription agreements with us to invest an aggregate of $50 million in the PIPE Financing. After all the other closing conditions for the business combination were met, we decided to proceed with the closing despite not having received the funds payable under the Subscription Agreements from the PIPE Investors. The signing of the settlement agreements followed a mediation process, which was approved by our Audit Committee and Board of Directors, and by our shareholders on December 16, 2025. According to the settlement agreement, taking into account the parties’ respective claims and the various agreements between them, no funds or other form of consideration shall be paid or transferred from the PIPE Investors to us, and we shall not pay any funds or any other form of consideration to any of the PIPE Investors, all in exchange for full and absolute waivers by the parties toward each other (including shareholders, officers, directors parent and subsidiaries thereof, and anyone acting on behalf of any of them).

Additionally, according to the settlement, we will repay to A-Labs the amount outstanding in connection with a secured loan extended by A-Labs to us on January 17, 2023 in the amount of $900,000, which with original issuance discount and accrued interest amounts to $1,800,000. The repayment will be in the form of our ordinary shares based on the lowest closing price of the ordinary shares on Nasdaq during the five trading days preceding the date of the shareholders’ approval, which was on December 16, 2025. The shares will be subject to the following lock-up periods: 40% of the shares will be restricted for a period of 40 days, 30% will be restricted for a period of 70 days, 25% will be restricted for a period of 100 days and 5% will be restricted for a period of 130 days. The 5% tranche will be subject to a one-time upward or downward adjustment to the extent that the sum of (i) the proceeds from the sale of shares by A-Labs and (ii) the current market value of the shares held by A-Labs are less than or greater than $1,800,000, respectively. A-Labs must make reasonable commercial efforts to maximize the consideration it receives for the sale of shares. The sale of shares by A-Labs on Nasdaq on any trading day may not exceed 5% of the current day’s trading volume of the ordinary shares thereon.

As of March 31, 2026, Mr. Hershcoviz no longer serves as our Chief Executive Officer and no longer serves as a member of our board of directors.

In April 2026, we received a letter addressed to our directors from counsel to A-Labs, demanding that we pay the $1,800,000 plus interest. In May 2026, the Company’s counsel responded by rejecting all allegations raised by A-Labs in their letter.

In addition, on April 16, 2026, an application was filed against the Company to hold it liable for a judgment awarded against A-Labs in favor of Teshua Ltd., based on the alleged amount of $1,800,000. The Company explained that it was unable to realize the shares due to an attachment imposed on A-Labs and/or its representatives, and that, in any event, at present the matter does not concern the amount alleged by A-Labs, but rather shares whose value is substantially lower. A hearing on this matter is scheduled for July 21, 2026.

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

Legal Proceedings

For information regarding legal proceedings, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2025 included in this Annual Report.

Legal Proceedings That Were Resolved in 2025

1.	The law firm of Amit Pollak Matalon filed a claim on April 23, 2025, for NIS 441,624 in unpaid legal fees for services to BlackSwan Technologies, Inc. On July 21, 2025, the court approved a settlement requiring the Company to pay NIS 461,624 (including expenses) to dismiss the claim, which has been paid. The Company has recognized a provision in its financial statements in respect of this matter.

2.	A claim was filed against BlackSwan Technologies, Inc. by 8 Allocate OU in a U.S. court on April 4, 2024, for $178,738. The case resulted in a default judgment of $148,348 on January 29, 2024. On November 10, 2025, the plaintiff sought court permission to file subpoenas and restraining notices against the Company and its affiliates to compel production of documents or assets belonging to BlackSwan, which would be used to satisfy the judgment. On November 28, 2025, a lien was placed on the bank account of a Company subsidiary. On December 10, 2025, the Company paid the judgment in full and the lien was released.

3.	On October 27, 2024, a claim was filed against Comsec for NIS 145,922 in unpaid social benefits for Comsec employees insured by the Phoenix Insurance Company Ltd. The amounts were paid on September 3, 2025, and the claim was dismissed at the request of the parties.

4.	On July 17, 2025, a claim was filed against the Company for NIS 81,950 in unpaid social benefits for employees insured by the Phoenix Insurance Company Ltd. The payments were subsequently made, and the claim was dismissed on September 16, 2025.

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

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D Risk Factors—Risks Related to Our Ordinary Shares— We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.”

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

BST Merger Agreement

On January 27, 2025, HUB consummated an Agreement and Plan of Merger with BST, pursuant to which BST and its subsidiaries became subsidiaries of HUB. We paid a purchase price of $41.6 million for the transaction, which was accounted for as an asset acquisition. We subsequently divested four of the BST subsidiaries that were not integrated into our business operations. As a result of the acquisition, HUB issued to BST equityholders 197 ordinary shares and pre-funded warrants to purchase 44 ordinary shares of HUB. The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates hold more than 4.99% of the Company’s outstanding ordinary shares. The ordinary shares issued in the transaction are also subject to transfer restrictions. We have not been successful in achieving the strategic plans we had for the secured data fabric business due to financial, development and other challenges, and as a result, as of December 31, 2025, we recorded a full impairment with respect to the technology asset acquired in the BST acquisition. During June 2026 we ceased BST’s operations, terminated BST’s main commercial contract and terminated the employees of this business.

QPoint Acquisition

On April 3, 2024 the Company acquired for NIS 25,000,000 in cash the shares of QPoint that it did not yet own at that time, constituting 53.5% of QPoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); and (iii) additional NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,000 was already paid as of June 5, 2024). As of date of this annual report, the total amount has been fully paid.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law,” provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

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

Law for the Encouragement of Capital Investments 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law,” provides certain incentives for capital investments in production facilities (or other eligible assets).

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” during 2014 and thereafter will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)- 25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate—20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not benefit from the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A.” In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority. The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2026), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025 and 2026) and a marginal tax rate of up to 47% for an individual in 2026, not including surtax), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

A non-Israeli resident who realizes capital gains derived from the sale of our ordinary shares from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a lower tax rate is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (as such term is used in the Israeli Securities Law), whether the recipient is a substantial shareholder or not, and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or a Preferred Technology Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025 through 2027, which amount will be updated annually starting January 1, 2028, based on the changes to the Israeli consumer price index (the “Threshold Amount”), and (ii) an additional tax at a rate of 2% on annual “Capital Income” (including capital gains, dividends, and interest, other than income according to Section 2(1) or 2(2) of the Ordinance or income from personal exertion) exceeding the Threshold Amount.

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

We believe we were not a PFIC in 2025. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. However, there can be no assurances in this regard, nor can there be any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Foreign currency risk

Though we operate internationally, our operations are primarily located in Israel and the majority of our expenses are denominated in NIS. As a result, fluctuations in foreign currency rates may affect our business and operations.

In addition, our financial results are reported in USD, and changes in the exchange rate between the USD and local currencies in those countries in which we operate (primarily the NIS) may affect the results of our operations. The USD cost of our operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

During 2025, the value of the U.S. dollar weakened against the NIS by approximately 12.53%. Our most significant foreign currency exposures are related to our operations in Israel.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term liabilities with floating interest. This risk is of primary focus to us given our current dependency on debt financing and the ability to obtain future debt financing. We manage our interest rate risk by seeking to have a balanced portfolio of fixed and variable rate loans.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Principal Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Principal Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer, to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to material weaknesses in internal control over financial reporting.

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

Material weaknesses in internal control over financial reporting

In connection with the Internal Investigation described in this Annual Report and the audit of our consolidated financial statements included in this Annual Report, our management identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. We continued to identify material weaknesses in our internal control over financial reporting as of December 31, 2023 and 2024, which had not been remedied as of December 31, 2025.

These included: (i) lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions; (ii) the fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed, not properly put in place or not operating effectively; (iii) deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end; (iv) insufficient oversight of certain signatory rights relating to our financial accounts; (v) ineffective design and implementation of Information Technology General Controls including improperly designed controls pertaining to change management and user access rights over systems that are critical to the Company’s system of financial reporting; and (vi) incomplete segregation of duties in certain types of transactions and processes (excluding monetary transactions, where there is a clear distinction between the preparer and the signer vis-a-vis financial institutions).

During the fourth quarter of 2024 and throughout 2025, we undertook certain corrective action in order to address and remediate these material weaknesses including (i) the recruitment of additional financial personnel in our finance department with an appropriate level of knowledge and experience; (ii) the establishment of risk and control matrices and implemented controls over material business processes; (iii) the design of operation of procedures related to timely closing of financial books, including the assignment of clear responsibilities, deadlines and appropriate segregation of duties; (iv) the formalization of signatory rights; and (v) establishment of controls over the change management process and permissions to the financial system. However, since the implementation of these controls only commenced in the fourth quarter of 2024 and throughout 2025, these controls were not in place for a sufficient period of time to allow management to conclude they were operating effectively throughout a significant portion of the fiscal year ended December 31, 2025. Accordingly, management concluded that internal control over financial reporting was not effective as of December 31, 2025, due to these material weaknesses. We intend to continue to take steps to remediate the material weaknesses described above and further continue re-assessing the design of controls, the testing of controls and modifying processes designed to improve our internal control over financial reporting. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify or are brought to our attention. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. The implementation of our remediation will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting.

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

For more information, see “Item 3.D. Risk Factors – Risks Related to Our Business and Industry – We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Ilan Flato, Renah Persofsky and Vineet Malhotra is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Item 16C. Principal Accounting Fees and Services

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2024 and 2025, and breaks down these amounts by category of service:

	2025	2024
	(in thousands)
Audit Fees	$775	$1,100
Audit Related Fees	214	450
Tax Fees	75	200
Total	1,064	1,750

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees relate to assurance and associated services that traditionally are performed by the independent auditor, statutory tax reports and consents.

Tax Fees

Tax fees for the years ended December 31, 2025 and 2024 were related to ongoing tax, tax compliance and tax planning services.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

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

Our cybersecurity management team, including our Chief Financial Officer, VP Information Technology, Chief Information Security Officer and General Counsel and Chief Legal Officer, are responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. By the nature of our business, our management team gained expertise in cybersecurity, each member bringing years of experience and strategic leadership in cyber security.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or Annual Report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.	6-K	001-41634	99.2	December 13, 2023

1.2	Memorandum of Association of HUB Cyber Security Ltd.	20-F	001-41634	1.2	August 16, 2024

2.1	Description of Securities					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-267035	10.11	November 17, 2022

4.2††	Compensation Policy for Directors and Officers.	6-K	001-41634	Annex A to Exhibit 99.1	October 5, 2023

4.3††	Specimen Ordinary Share Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.7	November 17, 2022

4.4††	2007 Employee Stock Option Plan, as amended	20-F	001-41634	4.4	May 1, 2025

4.5††	2021 Employee Stock Option Plan, as amended	20-F	001-41634	4.5	May 1, 2025

4.6	Form of Amended and Restated Warrant Agreement, by and among Mount Rainier Acquisition Corp., Hub Cyber Security (Israel) Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent.	F-4	333-267035	4.9	August 24, 2022

4.7	Form of Amended and Restated Convertible Note dated November 22, 2024	20-F	001-41634	4.9	May 1, 2025

4.8	Form of Registration Rights Agreement dated February 28, 2023	20-F	001-41634	4.10	August 15, 2023

4.9	Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.11	August 15, 2023

4.10	First Amendment to Senior Secured Demand Promissory Note dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC	20-F	001-41634	4.12	August 15, 2023

4.11	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. and Dominion Capital LLC	6-K	001-41634	99.1	March 30, 2023

4.12	English Translation of Convertible Loan Agreement, dated June 11, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.18	August 15, 2023

4.13	English Translation of Convertible Loan Agreement, dated July 9, 2023, by and between, Hub Cyber Security Ltd. and Shayna L.P.	20-F	001-41634	4.19	August 15, 2023

4.14	Financial Advisory Services Agreement dated as of July 20, 2021, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.20	August 15, 2023

4.15	Addendum No. 1 to Financial Advisory Services Agreement dated as of December 28, 2022, by and between Hub Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.21	August 15, 2023

4.16	English Translation of Loan Agreement, dated January 16, 2023 by and between HUB Cyber Security Ltd. and A-Labs Finance and Advisory Ltd.	20-F	001-41634	4.22	August 15, 2023

4.17	Commitment Letter, dated November 16, 2021 by and among, Bank Mizrahi Tefahot Ltd, HUB Cyber Security Ltd. and Comsec Ltd.	20-F	001-41634	4.23	August 15, 2023

4.18	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.26	August 16, 2024

4.19	Form of Amendment to Securities Purchase Agreement by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.26	May 1, 2025

4.20	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and First 2023-2024 Accredited Investors.	20-F	001-41634	4.27	August 16, 2024

4.21	Form of Warrant issued by HUB Cyber Security Ltd. to First 2023-2024 Accredited Investors.	20-F	001-41634	4.28	August 16, 2024

4.22	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.29	August 16, 2024

4.23	Form of Amendment to Securities Purchase Agreement by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.30	May 1, 2025

4.24	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and Second 2023-2024 Accredited Investors.	20-F	001-41634	4.30	August 16, 2024

4.25	Form of Warrant issued by HUB Cyber Security Ltd. to Second 2023-2024 Accredited Investors.	20-F	001-41634	4.31	August 16, 2024

4.26	Form of Securities Purchase Agreement by and between HUB Cyber Security Ltd. and March-November 2024 Investor.	20-F	001-41634	4.32	August 16, 2024

4.27	Amendment to Securities Purchase Agreement, Warrant and Note, dated April 3, 2024.	20-F	001-41634	4.33	August 16, 2024

4.28	Second Amendment to Securities Purchase Agreement, Warrants and Notes, dated June 26, 2024.	20-F	001-41634	4.34	August 16, 2024

4.29	Third Amendment to Securities Purchase Agreement, Warrants and Notes, dated November 5, 2024.	20-F	001-41634	4.36	May 1, 2025

4.30	Fourth Amendment to Securities Purchase Agreement, Warrants and Notes, dated February 17, 2024.	20-F	001-41634	4.37	May 1, 2025

4.31	Form of Convertible Promissory Note by and between HUB Cyber Security Ltd. and March-November 2024 Investor.	20-F	001-41634	4.35	August 16, 2024

4.32	Form of Warrant issued by HUB Cyber Security Ltd. to March-November 2024 Investor.	20-F	001-41634	4.36	August 16, 2024

4.33	Fifth Amendment to Securities Purchase Agreement dated August 16, 2025 between Hub Cyber Security Ltd. and Tamas Gottdiener.	F-1	333-289996	10.40	September 3, 2025

4.34	Note Purchase and Assignment Agreement dated August 20, 2025 between Tamas Gottdiener and Seven Knots, LLC.	F-1	333-289996	10.41	September 3, 2025

4.35	Form of Amended and Restated Warrant to Purchase Ordinary Shares issued by HUB Cyber Security Ltd. to March-November 2024 Investor.	20-F	001-41634	4.40	May 1, 2025

4.36	Form of Pre-funded Warrant issued by HUB Cyber Security Ltd. to March-November 2024 Investor.	20-F	001-41634	4.41	May 1, 2025

4.37	Share Purchase Agreement between HUB Cyber Security Ltd., Gyro Sky Solutions Ltd., Dolet Systems Ltd., Gari Brizinov, Yaacov Golpur, Qpoint Technologies Ltd., Sensecom Consulting and Projects Management Ltd., Aginix Engineering and Project Management Ltd. and Integral Telemanagement Services Ltd., dated April 3, 2024.#†	20-F	001-41634	4.37	August 16, 2024

4.38	Loan and Security Agreement, dated December 4, 2023, among HUB Cyber Security Ltd. and BlackSwan Technologies, Inc.	20-F	001-41634	4.38	August 16, 2024

4.39	First Amendment to Convertible Loan Agreement, dated August 17, 2023, by and between HUB Cyber Security Ltd. and Shayna LP	20-F	001-41634	4.39	August 16, 2024

4.40	First Amendment to Convertible Loan Agreement, dated March 31, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.40	August 16, 2024

4.41	Second Amendment to Convertible Loan Agreement, dated April 18, 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.41	August 16, 2024

4.42	Third Amendment to Convertible Loan Agreement, dated May 9 2024, by and between HUB Cyber Security Ltd., Shayna LP and Akina Holdings Limited	20-F	001-41634	4.42	August 16, 2024

4.43^#	English Translation of Form of Debt Settlement Agreement, dated March 24, 2024, between a vendor, Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.	20-F	001-41634	4.43	August 16, 2024

4.44	Specimen Warrant Certificate of HUB Cyber Security (Israel) Ltd.	F-4	333-267035	4.8	November 17, 2022

4.45	Form of Securities Purchase Agreement, dated as of August 18, 2024, between HUB Cyber Security Ltd. and the investors identified on the signature pages thereto	F-1	333-282109	10.42	September 13, 2024

4.46	Form of Convertible Note issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.43	September 13, 2024

4.47	Form of Warrant issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.44	September 13, 2024

4.48	Form of Placement Agent Warrant issued by HUB Cyber Security Ltd. on August 18, 2024	F-1	333-282109	10.45	September 13, 2024

4.49	Business Combination Agreement, dated as of March 23, 2022, by and among HUB Cyber Security Ltd., Mount Rainier Acquisition Corp. and Rover Merger Sub.	F-4	333-267035	2.1	September 13, 2024

4.50	Collaboration and Option Agreement by and between HUB Cyber Security Ltd. and BlackSwan Technologies, Inc.	F-1	333-282109	10.47	September 13, 2024

4.51	English Translation of Form of Debt Settlement Agreement, dated December 19, 2024, between Bank Mizrahi-Tefahot Ltd., Comsec Ltd., Comsec Distribution Ltd. and Hub Cyber Security Ltd.	F-1/A	333-282109	10.49	December 31, 2024

4.52	Form of Loan Agreement dated December 30, 2024, by and between HUB Cyber Security Ltd. and J.J. Astor & Co.	F-1/A	333-282109	10.50	December 31, 2024

4.53	Form of Registration Rights Agreement dated December 30, 2024, by and between HUB Cyber Security Ltd. and J.J. Astor & Co.	F-1/A	333-282109	10.51	December 31, 2024

4.54	Form of December 2024 Warrant	F-1/A	333-282109	10.52	December 31, 2024

4.55	Form of December 2024 Convertible Note	F-1/A	333-282109	10.53	December 31, 2024

4.56	Form of Pledge and Security Agreement	F-1/A	333-282109	10.54	December 31, 2024

4.57	Form of Subsidiary Guarantee	F-1/A	333-282109	10.55	December 31, 2024

4.58	Form of Loan Agreement dated February 4, 2025, by and between HUB Cyber Security Ltd. and Julestar LLC	20-F	001-41634	4.63	May 1, 2025

4.59	Form of Registration Rights Agreement dated February 4, 2025, by and between HUB Cyber Security Ltd. and the investors thereto	20-F	001-41634	4.64	May 1, 2025

4.60	Form of Julestar Warrant	20-F	001-41634	4.65	May 1, 2025

4.61	Form of Julestar Promissory Note	20-F	001-41634	4.66	May 1, 2025

4.62	Form of Subsidiary Guarantee	20-F	001-41634	4.67	May 1, 2025

4.63	Note Purchase Agreement dated February 18, 2025 between HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,	20-F	001-41634	4.68	May 1, 2025

4.64	Form of Convertible Note issued by HUB Cyber Security Ltd. on February 18, 2025	20-F	001-41634	4.69	May 1, 2025

4.65	Confidential Settlement Agreement and General Release effective February 19, 2025 between Oppenheimer & Co., HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,	20-F	001-41634	4.70	May 1, 2025

4.66	Note Purchase Agreement dated February 20, 2025 between HUB Cyber Security Ltd. and Claymore Capital Pty Ltd.,	20-F	001-41634	4.71	May 1, 2025

4.67	Form of Convertible Note issued by HUB Cyber Security Ltd. on February 20, 2025	20-F	001-41634	4.72	May 1, 2025

4.68	Forbearance and Settlement Agreement dated February 20, 2025 by and between Dominion Capital LLC and HUB Cyber Security Ltd.	Schedule 13D/A	005-94107	99.7	April 23, 2025

4.69	Form of Promissory Note	20-F	001-41634	4.74	May 1, 2025

4.70	Ordinary Share Purchase Agreement dated March 11, 2025, by and between HUB Cyber Security Ltd. and Keystone Capital Partners, LLC	20-F	001-41634	4.75	May 1, 2025

4.71	Form of Registration Rights Agreement dated March 11, 2025, by and between HUB Cyber Security Ltd. and Keystone Capital Partners, LLC	20-F	001-41634	4.76	May 1, 2025

4.72	Form of Commitment Note dated March 11, 2025	20-F	001-41634	4.77	May 1, 2025

4.73	Agreement and Plan of Merger, dated as of January 15, 2025, by and among BlackSwan Technologies, Inc., Hub Cyber Security Ltd., BST Merger Sub, Inc., and Ranan Grobman	20-F	001-41634	4.78	May 1, 2025

4.74	Commitment Note dated May 28, 2025	F-1	333-289996	10.82	September 3, 2025

4.75	Loan Agreement dated February 21, 2025, by and between Hub Cyber Security Ltd. and PrivCap Funding, LLC.	F-1	333-289996	10.83	September 3, 2025

4.76	Settlement Agreement dated August 6, 2025, by and among Hub Cyber Security Ltd. and PrivCap Funding LLC and Daniel Cohen.	F-1	333-289996	10.84	September 3, 2025

4.77†^	Securities Purchase Agreement dated August 27, 2025, by and among Hub Cyber Security Ltd. and the purchasers thereto	F-1	333-289996	10.85	September 3, 2025

4.78	First Amendment to Securities Purchase Agreement dated October 15, 2025, by and among Hub Cyber Security Ltd. and the purchasers thereto, with form of Amended and Restated Subordinated Convertible Note					*

4.79	Second Amendment to Securities Purchase Agreement dated December 31, 2025, by and among Hub Cyber Security Ltd. and the purchasers thereto					*

4.80	Registration Rights Agreement dated August 27, 2025 by and among Hub Cyber Security Ltd. and the undersigned purchasers thereto	F-1	333-289996	10.87	September 3, 2025

4.81	Form of Warrant	F-1	333-289996	10.88	September 3, 2025

4.82	Form of Warrant Issuance Letter Agreement dated July 14, 2025	F-1	333-289996	10.90	September 3, 2025

4.83	Form of Warrant dated July 14, 2025	F-1	333-289996	10.91	September 3, 2025

4.84	Form of Subscription Agreement	F-1	333-289996	10.92	September 3, 2025

4.85	Form of Pre-Funded Warrant	F-1	333-289996	10.93	September 3, 2025

4.86	Convertible Promissory Note dated August 20, 2025	F-1	333-289996	10.94	September 3, 2025

4.87	Master Exchange Agreement, dated September 17, 2025					*

4.88	Form of Note					*

4.89	Form of Purchase Agreement, dated as of June 26, 2026, by and among HUB Cyber Security Ltd. and the Evofem Sellers party thereto	6-K	001-41634	99.1	July 1, 2026

4.90	Form of Pre-Funded Warrant for Evofem Sellers	6-K	001-41634	99.2	July 1, 2026

8.1	List of Subsidiaries					*

11.1	Insider Trading Policy of HUB Cyber Security Ltd.					*

12.1	Principal Executive Officer and Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer and Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

97.1††	Policy for Recovery of Erroneously Awarded Compensation	6-K	001-41634	Appendix A to 99.1	October 5, 2023

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

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

HUB CYBER SECURITY LTD.

Date: July 17, 2026	By:	/s/ Limor Zur-Stoller
	Name:	Limor Zur-Stoller
	Title:	Chief Financial Officer (as Principal Executive Officer)

HUB CYBER SECURITY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Kost Forer Gabbay & Kasirer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of HUB Cyber Security Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of HUB Cyber Security Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring operating losses and, as of December 31, 2025, has an accumulated deficit of $346,032 thousand, a working capital deficiency of $119,524 thousand, and net cash used in operating activities of $31,398 thousand for the year ended December 31, 2025, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The most recent year consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel

July 17, 2026

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,763	3,085
Restricted cash and bank deposit		681	528
Trade receivables, net	7	8,778	7,897
Other assets	8	4,881	6,892
		16,103	18,402

NON-CURRENT ASSETS:
Long-term restricted deposit		216	165
Property and equipment, net	10	348	487
Right-of-use assets	9	1,711	2,151
Goodwill	11	2,142	1,874
Intangible assets, net	11	827	4,337
Deferred taxes	25	151	-
		5,395	9,014
		21,498	27,416

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

USD in thousands

		December 31,
	Note	2025	2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term loans	13	13,983	13,534
Convertible loans	17	1,626	24,763
Trade payables	14	9,825	8,200
Current maturities of lease liabilities	9	1,155	975
Current maturities of other liabilities	11c	5,430	5,244
Warrants liabilities*	17	2,684	13,884
Other accounts payable	15	43,168	39,474
Convertible loans measured at fair value	15	57,756	-
		135,627	106,074

NON-CURRENT LIABILITIES:
Long-term liabilities	16	317	217
Lease liabilities	9	709	1,212
Deferred tax liabilities	25	60	79
Net employee defined benefit liabilities	19	455	651
		1,541	2,159

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	20
Share capital and premium		193,022	117,247
Share options		25,938	10,918
Treasury shares		(1,230)	(1,230)
Other reserves		12,666	18,523
Accumulated deficit		(346,032)	(226,245)
		(115,636)	(80,787)

Non-controlling interests		(34)	(30)
Total shareholders’ equity (deficit)		(115,670)	(80,817)
		21,498	27,416

*	Reclassified. For more information, see Note 4(1).

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

USD in thousands, except share and per share data

		Year ended December 31,
	Note	2025	2024	2023
Revenues		31,662	29,562	42,657
Cost of revenues	24a	26,372	24,515	41,907

Gross profit		5,290	5,047	750

Research and development expenses, net	24b	2,745	2,002	5,886
Sales and marketing expenses	24c	10,200	4,182 *	10,694
General and administrative expenses	24d	66,724	24,905 *	49,172
Other expenses (income), net	24e	(4,094)	181	12,723
Operating loss		(70,285)	(26,223)	(77,725)

Finance income	24f	(2,227)	(2,220)	(484)
Finance expenses	24f	49,248	12,586	7,194

Loss before taxes on income		(117,306)	(36,589)	(84,435)
Taxes on income (tax benefit)	25	743	557	171
Loss from continuing operation		(118,049)	(37,146)	(84,606)
Net income (loss) from discontinued operation	12	(1,741)	(1,885)	(2,030)
Attributable to:
Equity holders of the Company		(119,787)	(39,757)	(87,446)
Non-controlling interests		(3)	726	810
		(119,790)	(39,031)	(86,636)

Loss per share attributable to equity holders of the Company ($):
Basic and diluted loss per share from continuing operation		$(105.2)**	$(214,500)**	$(1,320,000)**
Basic and diluted loss per share from discontinued operation		$(1.6)**	$(10,500)**	$(31,500)**
Weighted average number of shares outstanding used in computation of basic and diluted loss per share		1,122 **	176 **	64 **

*	Expenses related to the Company’s public listing and capital raising activities in 2024 were reclassified from sales and marketing expenses to general and administrative expenses.

**	Shares and per share amounts have been retroactively adjusted to reflect the reverse share splits at a ratio of 1:10 in March 2025, 1:15 in January 2026, 1:50 in April 2026 and 1:20 in June 2026.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

USD in thousands

		Year ended December 31,
	Note	2025	2024	2023
		USD in thousands
Loss from continuing operation		(118,049)	(37,146)	(84,606)
Loss from discontinued operation		(1,741)	(1,885)	(2,030)

Other comprehensive loss, net of taxes:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain from defined benefit plan		43	168	92
Foreign currency translation from functional currency to presentation currency		(9,090)	(242)	(940)
Total other comprehensive loss		(9,047)	(74)	(848)
Total comprehensive loss		(128,837)	(39,105)	(87,484)

Attributable to:
Equity holders of the Company		(128,833)	(39,781)	(88,232)
Non-controlling interests		(4)	676	748
		(128,837)	(39,105)	(87,484)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Reserve for transactions with noncontrolling interests	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total deficit Shareholders’ equity
	USD in thousands
Balance as of January 1, 2025	117,247	(1,230)	10,918	(3,286)	26,093	(502)	(3,782)	(226,245)	(80,787)	(30)	(80,817)

Total loss	-	-	-	-	-	-	-	(119,787)	(119,787)	(3)	(119,790)
Other comprehensive loss	-	-	-	-	-	43	(9,089)	-	(9,046)	(1)	(9,047)
Total comprehensive income (loss)	-	-	-	-	-	43	(9,089)	(119,787)	(128,833)	(4)	(128,837)
Cashless exercise of liability warrants	3,130	-	-	-	-	-	-	-	3,130	-	3,130

Conversion of convertible loans	32,348	-		-	-	-	-	-	32,348	-	32,348
Issuance of Prefunded warrants	10,164	-	2,628	-	-	-	-	-	12,792	-	12,792
Reclassification of warrants from liability to equity		-	10,529	-	-	-	-	-	10,529	-	10,529
Share-based payment issued for services	2,958	-	98	-	-	-	-	-	3,056	-	3,056
Issuance of shares in consideration of BlackSwan acquisition	23,549	-	1,765	-	-	-	-	-	25,314	-	25,314

Conversion of loans	275	-	-	-	-	-	-	-	275	-	275

Cost of share-based payment	3,351	-	-	-	3,189	-	-	-	6,540	-	6,540
Balance as of December 31, 2025	193,022	(1,230)	25,938	(3,286)	29,282	(459)	(12,871)	(346,032)	(115,636)	(34)	(115,670)

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

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

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

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

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from operating activities:
Loss	(119,790)	(39,031)	(86,636)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	2,193	1,231	13
Other expenses	13	445	192
Financial liabilities recorded as listing expenses	-	-	7,648
Finance expenses related to convertible loans and warrants	28,648	7,227	5,016
Revaluation of liability to Legacy	186	269	810
ELOC	-	-	1,570
Share listing expenses	-	-	12,312
Cost of share-based payment to consultants and employees	6,408	2,420	-
Cost of share-based payment	3,189	2,070	7,115
Issuance of prefunded warrants	12,792	-	-
Depreciation and amortization	1,896	2,379	7,637
Impairment of goodwill and intangible assets	44,741	653	15,258
Change in employee benefit liabilities, net	(223)	(42)	(43)
Gain on loss of control in subsidiaries *	(4,599)
Change in deferred tax liabilities	(168)	(37)	(39)
	95,076	16,615	57,489

Changes in asset and liability items:
Decrease (increase) in trade receivables	687	1,890	13,242
Decrease (increase) in other assets	447	665	(4,730)
Increase (decrease) in trade payables	(2,500)	(1,591)	(3,436)
Decrease (increase) in inventories	-	-	1,812
Change in balances of government grants	63	70	(824)
Decrease (increase) in other accounts payable	(4,034)	4,733 **	7,980
	(5,337)	5,767 **	14,044

Cash paid and received during the year for:

Interest paid, net	(971)	(277)	(717)
Taxes paid	(376)	(184)**	(382)
	(1,347)	(461)	(1,099)
Net cash used in operating activities	(31,398)	(17,110)	(16,202)

HUB CYBER SECURITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from investing activities:
(Investment in) restricted bank deposit	(157)	(337)	(1,493)
Withdrawal from restricted cash	57	1,407	3,926
Change in long-term deposits	-	177	-
Purchase of property and equipment	(33)	(84)	(297)
Credit line to a related party	-	(1,615)	-

Net cash provided by (used in) investing activities	(133)	(452)	2,136

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	-	-	2,379
Repayment of lease liabilities	(1,001)	(1,017)	(1,711)
Exercise of options and convertible warrants	-	5,146	2,005
Receipt of short-term loans	32,880	19,815	15,227
Acquisition of non-controlling interest	-	(6,768)	-
Repayment of short-term loans	(6,536)	-	(4,973)

Net cash provided by financing activities	25,343	17,176	12,927

Exchange rate differences on cash and cash equivalents	4,866	(51)	667

(Decrease) in cash and cash equivalents	(1,322)	(437)	(472)
Cash and cash equivalents at the beginning of the year	3,085	3,522	3,994

Cash and cash equivalents at the end of the year	1,763	3,085	3,522

Non-cash transactions:
BST merger *	18,514
Right-of-use asset and liability	343	627	(2,516)
actuarial (gain) loss from defined benefit plan	(43)	-	-
Employee benefit assets and liabilities	2,693	168	97
Reclassification of deferred issuance cost to equity	-	-	1,384
Dividend distribution to non-controlling interests	-	-	369
Reclassification of liability to equity	10,259	2,670	-
Exercise of warrants	3,130	-	-
Conversion of convertible loans	32,348	7,876	6,143

*	For more information, see Note 1(f).

**	Reclassification of taxes paid in 2024.

The accompanying notes are an integral part of the consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL

a.	Introduction

HUB Cyber Security Ltd. (formerly: Hub Cyber Security (Israel) Ltd.) (“the Company” or “HUB”) was incorporated under the laws of the State of Israel in 1984 and is engaged in developing and marketing quality management software tools and professional services solutions. The Company’s headquarters are located in Or Yehuda, Israel. The Company and its subsidiaries (collectively, the “Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement and also operates in the industry of secured data fabric. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking, and other sectors in Israel and worldwide. Following the merger between the Company and HUB Cyber Security TLV Ltd., the Company also operates in the confidential computing and network security industry.

The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 1, 2023. The Company’s ordinary shares were previously listed on the Tel Aviv Stock Exchange from January 23, 2000 to February 28, 2023.

b.	Going Concern

The Company’s financial statements have been prepared on a basis that assumes that it will continue as a going concern and that the Company’s ordinary course of business will continue in alignment with management’s 2026-2027 business plan. However, the Company still faces significant uncertainty regarding the adequacy of its liquidity and capital resources arising from its business operations and its ability to repay its obligations as they become due, including financial debt, suppliers’ debts and other ordinary course operational costs.

The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities and other capital raising efforts. However, such efforts remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

As of December 31, 2025, the Company incurred accumulated losses in the amount of $346,032 thousand and had a negative working capital in the amount of $119,524 thousand. Also, for the year ended December 31, 2025, the Company used $31,398 thousand in operating activities. The Company expects to continue to incur losses in 2026 and potentially thereafter as well. On December 31, 2025, the Company’s cash and cash equivalents position was approximately $1,763 thousand, which is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements and the Company requires an immediate cash injection to fund its operations. In addition, and as a result of its ongoing operating losses, the Company has insufficient revenues to cover its outstanding liabilities, including defaults under certain loans, payments due to its debt holders, vendors, service providers and government duties, which resulted in a seizure being placed on certain of its bank accounts. The Company had outstanding payments due for certain periods in 2025 and 2026 for employee pension and severance funds that were paid in June 2026 and has been unable to fully pay required withholding taxes on employee compensation payments and government fees. Certain of its subsidiaries also have not made timely tax filings with the Israeli Tax Authority for several years.

Furthermore, there are several legal claims against the Company. For more information, see Note 22.

These factors raise substantial doubts regarding the Company’s ability to continue as a going concern.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (Cont.)

The consolidated financial statements for the year ended December 31, 2025 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. Such adjustments could be material.

c.	Nasdaq Compliance

On July 16, 2024, the Company received a deficiency notice from the Nasdaq Stock Market (“Nasdaq”) informing it that the Company ordinary shares have failed to comply with the $1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) based upon the closing bid price of the Company ordinary shares for the 30 consecutive business days prior to the date of the deficiency notice. The deficiency notice did not result in the immediate delisting of the Company’s ordinary shares from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days from, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement.

In addition, on August 23, 2024 the Company received a deficiency notice from the staff of the Listing Qualifications department of Nasdaq (the “Staff”) informing it that it is no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because its total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company had 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). On October 9, 2024, the Company submitted the Compliance Plan to Nasdaq. On December 11, 2024, the Company received another notice from Nasdaq stating that the Compliance Plan did not evidence the Company’s ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, the Company was notified that its securities would be delisted from the Nasdaq Global Market, unless it requests a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any further action by the Staff at least until the hearing process concludes. On December 18, 2024, the Company requested a hearing before the Panel. The Company’s hearing before the Panel was held on February 6, 2025, and on February 28, 2025, the Company announced that the Panel has granted its request to continue its listing on Nasdaq. In making its decision, following the hearing, the Panel considered the Company’s entire record, including background information about the Company, its business description, financial information, market data and compliance history. Based on the information presented to the Panel, including the Company’s success, as of February 7, 2025, in bringing its market value of listed securities above the $35 million minimum, the Panel granted the Company’s request for continued listing on Nasdaq, subject to the Company filing an application to transfer to The Nasdaq Capital Market by March 5, 2025, and demonstrating compliance with the minimum bid price and the market value of listed securities (“MVLS”) requirements by March 31, 2025.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (Cont.)

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

On June 12, 2025, Nasdaq formally confirmed that the Company satisfies both the Minimum Bid Price Requirement and the MVLS thresholds.

On January 15, 2026, the Company effected a 1-for-15 reverse share split of its ordinary shares in an effort to maintain compliance with the Minimum Bid Price Requirement, which was subsequently achieved. On April 20, 2026, the Company effected a 1-for-50 reverse share split of its ordinary shares and on June 5, 2026, the Company effected a 1-for-20 reverse share split of its ordinary shares, both. in an effort to maintain compliance with the Minimum Bid Price Requirement.

On January 21, 2026, the Company received a letter from Nasdaq notifying it that, for the period from December 5, 2025 to January 20, 2026, the Company’s MVLS was below the MVLS Rule threshold. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until July 20, 2026 (the “Compliance Period”), to regain compliance with the MVLS Rule. If at any time during the Compliance Period, the Company’s MVLS is at least $35 million for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed. In the event that the Company does not regain compliance with the MVLS Rule during the Compliance Period, Nasdaq will provide written notification that the Company’s securities will be subject to delisting. In the event of such notification, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination. The Company is currently evaluating options to regain compliance with the MVLS Rule.

Although the Company will use all reasonable efforts to achieve compliance with the Minimum Bid Price Requirement and MVLS Rule, there can be no assurance that it will be able to regain compliance with the Minimum Bid Price Requirement or the MVLS Rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

On May 18, 2026, the Company received a deficiency notice from the Nasdaq stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not yet filed its Annual Report on Form 20-F for the period ended December 31, 2025 with the Securities and Exchange Commission (the “SEC”). In accordance with Nasdaq Listing Rules, the Company had 60 calendar days (until July 17, 2026) to submit a plan to regain compliance. If Nasdaq accepted the Company’s plan, Nasdaq can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 11, 2026, to regain compliance.

d.	Merger between the Company and Mount Rainier Acquisition Corp.:

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

Prior to the Closing Date, in connection with the closing of the Transactions, the Company and its shareholders recapitalized the Company’s equity securities whereby each ordinary share of the Company was converted into 0.712434 ordinary shares of the Company (the “February 2023 Share Split”). In addition, as part of the February 2023 Share Split, each outstanding option to purchase an ordinary share was converted into an option to purchase 0.712434 ordinary shares and the exercise price of such option was increased by dividing the exercise price by 0.712434.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (Cont.)

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) standard as issued by the International Accounting Standard Board (“IASB”) and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations,” and the Transactions were instead accounted for within the scope of IFRS 2 - “Share-based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based share listing expense of $12,312 thousand at the closing of the Merger Agreement that was calculated based on the excess of the fair value of the Company’s shares issued to public investors over the fair value of the identifiable net assets of RNER that were acquired. For more information, see Note 5.

e.	BlackSwan Technologies, Inc. (“BST”)

In November 2023, the Company began to collaborate with BST with the goal to become a significant player in the secured data fabric industry.

The Company has provided BST an aggregate amount of $2,732 thousand under the BST Loan Agreement (as defined below) dated as of December 4, 2023. Following the merger between the Company and BST on January 27, 2025, the balance was classified as an inter-company receivable and is no longer included as a credit facility. For more information, see Note 26a.

f.	BST Acquisition

On January 15, 2025, the Company entered into an Agreement and Plan of Merger with BST, pursuant to which, on January 27, 2025, BST merged with and into a wholly-owned subsidiary of the Company. As a result of the merger, BST and its subsidiaries became subsidiaries of the Company and the equity holders of BST received 197 ordinary shares of the Company and pre-funded warrants to purchase 44 ordinary shares of HUB. Such shares constituted approximately 42.56% of the Company’s outstanding ordinary shares on a post-closing basis and approximately 29.91% of the Company’s share capital on a fully-diluted, post-closing basis (after giving effect to additional shares issuable pursuant to adjustment mechanisms under existing securities, but excluding existing warrants that were significantly out-of-the-money, unvested equity grants, and convertible notes that were expected to be repaid and not converted). The exercise of the pre-funded warrants is limited to the extent that upon exercise, the holder and its affiliates would hold more than 4.99% of the Company’s outstanding ordinary. The ordinary shares were subject to transfer restrictions until June 2026.

BST had five subsidiaries:

A.	BlackSwan Technologies (PVT) Ltd. (Sri Lanka)

B.	BlackSwan Technologies sp Z.O.O. (Poland)

C.	Cognitive Systems Ltd. (Israel)

D.	BlackSwan Technologies AI Limited (UK)

E.	BlackSwan Technologies GmbH (Germany)

The four subsidiaries listed in A-D above were defined as held for sale under IFRS 5 and were divested during 2025.

The fair value of the consideration was estimated at approximately $25,314,000, based on the Company’s share price on the Nasdaq Stock Market on the acquisition date, which was $6.97 per ordinary share.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (Cont.)

Below is a summary of BST’s balance sheet as of the acquisition date:

As of January 27, 2025
USD in thousands

Assets
Property, plant and equipment, net	3
Trade receivables, net	436
Total assets	439
Liabilities
Liabilities to suppliers, employees, and other liabilities	(4,134)
Loans	(6,176)
Net held-for-sale liabilities	(6,426)
Total liabilities	(16,736)
(16,297)
Fair value of consideration	(25,314)
Intangible asset – Technology	(41,611)

The acquisition analysis indicates that the Company acquired a group of assets and liabilities that do not meet the definition of a business.

In accordance with IFRS 3, the Company allocated the purchase cost to the identifiable individual assets and liabilities based on their relative fair values at the acquisition date. A transaction or event of this type does not give rise to goodwill. The Company identified one intangible asset, which is the technology. The entire purchase price was allocated to this intangible asset.

As the time of the acquisition, BST had four subsidiaries operating in the UK, Poland, Sri Lanka and Israel, which were not part of the Company’s core operations. The Company’s management determined that these entities were not expected to be integrated into the Company’s ongoing business and were therefore classified at the acquisition date as assets and liabilities held for sale, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

For a description of the terms of the ordinary shares issued in the BST acquisition, see above.

For a description of the BST Loan Agreement, see above.

As of December 31, 2025, the Company recorded a full impairment loss on the technology asset acquired in the BST acquisition. See Note 11.

g.	Oppenheimer Settlement

In February 2025, the Company reached a settlement agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) for $3,000 thousand, with $1,100 thousand being paid on the effective date and the remaining balance payable in ten monthly payments of $200 thousand from March to December 2025 (with the first payment being $100 thousand). As part of the settlement arrangement, Claymore Capital Pty Ltd. (“Claymore”) agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6,000 thousand. The note was convertible at the option of the holder at a discount of 25% to the prevailing market price, but not higher than $225,000 or lower than the Nasdaq floor price. The note did not bear interest and matured on February 18, 2030, at which time the Company was entitled to convert the note into ordinary shares. As of December 31, 2025, Claymore converted the note in full into 122 ordinary shares, at a conversion price of $45,000 per share. As of the date of this Annual Report, the entire outstanding reserve balance of $12,800 thousand has been fully settled. For more information, see Note 5.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (Cont.)

h.	Dominion Settlement

In February 2025, the Company also reached a settlement agreement with Dominion Capital LLC and its affiliates (together, “Dominion”) for $4,500 thousand, with $400 thousand being payable by February 21, 2025, $200 thousand payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390 thousand from March to December 2025. As a result, the Israeli insolvency proceedings filed by Dominion in December 2023 were dismissed on March 7, 2025. As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7,500 thousand. The note was convertible at the option of the holder at a discount of 25% to the prevailing market price, but not higher than $225,000 or lower than the Nasdaq floor price. The note did not bear interest and matured on February 20, 2030, at which time the Company was entitled to convert the note into ordinary shares. As of December 31, 2025, Claymore converted the note in full into 166 ordinary shares, at a conversion price of $45,000 per share. As of the date of this Annual Report, the entire outstanding balance owed to Dominion has been fully repaid.

i.	Israel Securities Authority and the Israel Tax Authority

On September 17, 2024, the ISA and the Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the Internal Investigation. On April 22, 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To the Company’s best knowledge, the visit related to developments in the Internal Investigation related to the actions of a former financial controller of the Company, which were also addressed in the Internal Investigation. In addition, according to a letter provided to the Company in January 2026 by the ISA, the investigation has been concluded, and the investigation file concerning the Company has been transferred to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for a resolution, the status of which remains uncertain.

NOTE 2 –	MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless stated otherwise.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, except for financial instruments measured at fair value through profit or loss and also “Other Comprehensive Income.”

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. For more information, see Note 23(b).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

d.	Business combinations and goodwill:

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

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interest in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost, which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

e.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The Group determines the functional currency of each entity in the Group. Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is New Israeli Shekel (“NIS”). The consolidated financial statements are presented in US dollars (“USD” or “$”), which is the Company’s presentation currency.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

●	All resulting exchange differences are recognized in other comprehensive income (loss).

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

f.	Revenue recognition:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

g.	Taxes on income:

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

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life on a straight-line basis and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at the end of each year.

Patents:

The patents are for a period of ten years with an option for renewal at the end of the period.

The useful life of intangible assets is as follows:

Years
Patents	10
Customer relations	3.5 – 10
Order backlog	1
Technology	3 – 6

Gains or losses from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the cost of the asset and carried to profit or loss.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

i.	Impairment of non-financial assets:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

2.	Derecognition of financial liabilities:

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

According to IAS 32, “Financial Instruments: Presentation”, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company’s ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified such warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value. Changes in fair value are recognized in profit or loss. When the fair value of the identified financial instruments measured at Level 2 or Level 3 in the fair value hierarchy exceeds the total consideration received by the Company, the ‘Day 1’ loss is deferred and recognized on a straight-line basis over the term of the instruments.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 - inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

●	Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

l.	Provisions:

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

The Group includes the following type of provisions in the financial statements:

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

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Israeli Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Company usually makes current deposits in severance pay funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	MATERIAL ACCOUNTING POLICIES (Cont.)

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

n.	Basic and diluted net profit (loss) per share:

In computing diluted loss per share for the years ended December 31, 2025, December 31, 2024, December 31, 2023 no account was taken of the potential dilution that could occur upon the exercise of employee and investors stock options, amounting to 10,910, 218 and 44, respectively, since they had an anti-dilutive effect on loss per share.

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

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. For more information, see Note 2i.

-	Impairment of other intangible assets

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate future growth, profitability, discount and terminal growth rates, and project future cash flows, among other factors. Future events and changing market conditions may impact the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Company concludes that a definite or indefinite long-lived intangible asset is impaired, the Company will recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

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

-	IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (the “Original Amendment”). In October 2022, the IASB issued a subsequent amendment (the “Subsequent Amendment”).

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

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. The Original Amendment and Subsequent Amendment did not have an impact on the Company’s consolidated financial statements, other than for the warrant liabilities which the Company classified as a current liability beginning on January 1, 2024 with a retrospective effect.

-	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (the “Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments applied for annual reporting periods beginning on or after January 1, 2025. The amendments did not have a material impact on the Company’s consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (Cont.)

Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards in the period prior to their adoption:

IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements.” The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss. IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures. IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency regarding operating expenses, helping investors to find and understand the information they need.

The Amendments apply for annual reporting periods beginning on or after January 1, 2027. Earlier adoption is permitted. The Company is still evaluating the effect of this amendment on its consolidated financial statements.

NOTE 5 –	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”)

On March 22, 2022, the Company’s board of directors approved the Company’s engagement in a merger transaction, which consisted of signing a series of binding agreements including a merger agreement (“the merger transaction”), between the Company and Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), an unrelated third party which was traded on the Nasdaq Global Market that raised approximately $175,000 thousand as a SPAC. The Company hired A-Labs Advisory and Finance Ltd. (“A-Labs”), an investment banking firm in which the Company’s former chief executive officer served as a managing partner, and Oppenheimer to assist the merger transaction.

The merger transaction relied on the proforma enterprise value of the merged company of approximately $1.28 billion (before the money), as agreed upon with RNER and with the PIPE investors (as defined below), including share options and potential free cash flows of up to approximately $225,000 thousand in the merged company (insofar as none of the SPAC shareholders redeem their investment before the merger transaction closing in keeping with their rights, see further details below).

In connection with the merger transaction, qualifying Israeli and U.S. institutional investors (the “PIPE investors”) engaged to invest $50,000 thousand based on the merger company’s agreed value as described above in a private placement to be invested in the Company at closing.

On January 11, 2023, the Company announced that all the closing conditions for the merger transaction were met and the completion of the merger transaction was subject only to the absence of a legal impediment. Shortly before the closing date of the merger transaction, the Company effected a reverse share split to cause the value of the outstanding ordinary shares immediately prior to the transaction closing date to be equal to $1,500,000 per share.

The Company’s shares began trading on Nasdaq on March 1, 2023.

99% of the shareholders entitled to withdraw their investment of $175,000 thousand elected to redeem their investment upon the approval of the merger.

In March 2023, the Company raised $4,000 thousand from two of the PIPE investors.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –	MERGER AGREEMENT WITH SPECIAL PURPOSE ACQUISITION COMPANY (“SPAC”) (Cont.)

In December 2021, the Company entered into an agreement with Oppenheimer to provide financial advisory services. In connection with the Reverse Recapitalization, the Company agreed to pay to Oppenheimer a transaction fee upon the consummation of the Reverse Recapitalization equal to 1% of the aggregate value of the Company implied by the value of the Company’s ordinary shares issued to RNER’s stockholders in the Reverse Recapitalization on a fully diluted basis, plus the principal amount of any debt or other liabilities of HUB outstanding as of the closing date of the Reverse Recapitalization. Based on the valuation of $1.28 billion ascribed to the shares issued to RNER’s stockholders in the Reverse Recapitalization in March 2023, the amount owed to Oppenheimer at the closing of the Reverse

Recapitalization was approximately $12,800 thousand. As of December 31, 2024 and 2023, the Company recorded a cost provision of $12,800 thousand.

On June 12, 2023, Oppenheimer filed a claim against the Company alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s Reverse Recapitalization with Mount Rainier Acquisition Corp.

Effective February 19, 2025, the parties settled for $3 million: $1.1 million paid on the effective date and the balance in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000). As part of the settlement arrangement, Claymore agreed to make, on the Company’s behalf, all payments the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a $6 million convertible note. Claymore subsequently converted the note in full and made all required payments to Oppenheimer. As of the date of this Annual Report, the entire outstanding reserve balance of $12,800 thousand has been fully settled.

The transactions were accounted for as a reverse recapitalization, in accordance with the relevant IFRS standard and the Group was deemed to be the accounting acquirer. RNER did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations,” and the Transactions were instead accounted for within the scope of IFRS 2, as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2, the Company recorded a one-time share-based share listing expense of $12,312 thousand at the closing of the Reverse Recapitalization that was calculated based on the excess of the fair value of the Company’s shares issued to public investors over the fair value of the identifiable net assets of RNER that were acquired:

	Amount	Number of shares*
	USD in thousands except for share amounts
Shares issued to RNER shareholders		3
Closing price of the Company’s share on Nasdaq as of March 1, 2023 ($)	2,385,000
(A) Fair value of the Company’s shares issued to RNER shareholders	7,208
Public Warrants issued to RNER shareholders		0
Closing price of the Company’s warrants on Nasdaq as of March 1, 2023 ($)	255,000
Private Warrants issued to RNER shareholders		0
Fair Value of the Company’s warrants on as of March 1, 2023 ($)	199,500
(B) Fair value of the Company’s warrants issued to RNER shareholders	2,711
RNER assets	588
RNER liabilities	(2,981)
(C) Net liabilities of RNER	(2,393)
IFRS 2 Listing expenses (A+B-C)	12,312

*	Shares and per share amounts have been retroactively adjusted to reflect the reverse share splits as described in Note 20a.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –	CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024
	USD in thousands

Cash and cash equivalents in NIS	1,226	858
Cash and cash equivalents in USD	355	2,213
Cash and cash equivalents in Euro	175	12
Cash and cash equivalents in other currency	7	2
	1,763	3,085

NOTE 7 –	TRADE RECEIVABLES, NET

	December 31,
	2025	2024
	USD in thousands

Accounts receivable	10,224	8,325
Unbilled receivables	243	768
Checks collectible	33	29
Allowance for doubtful debt	(1,722)	(1,225)
Trade receivables, net	8,778	7,897

The Company grants its customers interest-free credit for an average period of 90 days. Impaired debts are accounted for through recording an allowance for doubtful accounts.

In certain circumstances and based on management’s evaluation, the Company records provisions for allowances for doubtful accounts on outstanding debts of greater than 120 days.

Following is information about the credit risk exposure of the Company’s trade receivables:

			Past due trade receivables
	Not past due		< 30 days	31-60 days	60-90 days	90-120 days	>120 days	Total
	USD in thousands
Trade receivables before allowance for doubtful accounts	7,736		455	295	134	50	1,830	10,500

Allowance for doubtful accounts	-		-	-	-	-	1,722	1,722

December 31, 2025	7,736	*	455	295	134	50	108	8,778

December 31, 2024	4,897	*	168	111	50	10	2,661	7,897

*	Includes unbilled account receivables balance.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	OTHER ASSETS

	December 31,
	2025	2024
	USD in thousands
Government authorities	2,803	1,934
Prepaid expenses	2,078	1,128
Related parties’ assets (1)	-	3,830
	4,881	6,892

(1)	See Note 26.

NOTE 9 –	LEASES

a.	Disclosures for leases in which the Company acts as lessee:

1)	The Group companies have entered into leases of buildings and motor vehicles which are used for their ongoing operations.

2)	The Company’s leases of buildings have a lease term of 2-10 years whereas leases of motor vehicles have lease terms of 3-4 years.

3)	Information on leases:

	Year ended December 31,
	2025	2024	2023
	USD in thousands

Interest expense on lease liabilities	103	193	181
Total cash outflow for leases	1,001	1,017	1,711

b.	Lease extension and termination options:

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets, net:

2025

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2025	4,149	2,851	7,000
Additions during the year:
New leases	-	343	343
Terminated lease	(50)	(16)	(66)
Classification	-	6	6
Adjustments arising from indexation	28	-	28
Adjustments arising from translating financial statements from functional currency to presentation currency	593	433	1,026

Balance as of December 31, 2025	4,720	3,617	8,337

Accumulated depreciation:

Balance as of January 1, 2025	2,897	1,951	4,848
Additions during the year:
Depreciation in the year	411	589	1,000
Adjustments arising from translating financial statements from functional currency to presentation currency	449	329	778

Balance as of December 31, 2025	3,757	2,869	6,626

Depreciated cost as of December 31, 2025	963	748	1,711

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	LEASES (Cont.)

2024

	Office lease	Motor Vehicles	Total
	USD in thousands
Cost:

Balance as of January 1, 2024	4,124	2,418	6,542
Additions during the year:
New leases	-	633	633
Terminated lease	-	(25)	(25)
Classification	-	(168)	(168)
Adjustments arising from indexation	47	-	47
Adjustments arising from translating financial statements from functional currency to presentation currency	(22)	(7)	(29)

Balance as of December 31, 2024	4,149	2,851	7,000

Accumulated depreciation:

Balance as of January 1, 2024	2,532	1,500	4,032
Additions during the year:
Depreciation in the year	343	452	795
Adjustments arising from translating financial statements from functional currency to presentation currency	22	(1)	21

Balance as of December 31, 2024	2,897	1,951	4,848

Depreciated cost as of December 31, 2024	1,252	900	2,152

d.	For an analysis of maturity dates of lease liabilities, see Note 16b.

e.	The Company has leases of motor vehicles for a period of up to 12 months and for periods of 12-36 months. For lease periods up to 12 months, the Company applies the practical expedient in IFRS 16 and recognizes lease payments as an expense using the straight-line method over the lease term.

f.	Lease commitments:

In May 2017, the Company entered into a lease for 1,600 square meters of office space in the city of Or Yehuda, Israel. The lease is for a period of ten years with an option for extension by another five years. The monthly lease fees are approximately NIS 110 thousand ($34.5 thousand), linked to the Israeli Consumer Price Index of May 2017 with the addition of VAT. The lease period began on April 1, 2018.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2025

	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2025	190	938	213	1,341
Purchases in the year	-	32	1	33
Disposals during the year	-	-	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	26	128	29	183

Balance as of December 31, 2025	216	1,098	243	1,557

Accumulated depreciation:

Balance as of January 1, 2025	109	629	116	854
Depreciation in the year	16	163	60	239
Disposals during the year	-	-	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	17	83	16	116

Balance as of December 31, 2025	142	875	192	1,209

Depreciated cost as of December 31, 2025	74	223	51	348

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	PROPERTY AND EQUIPMENT, NET (Cont.)

2024

	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost:

Balance as of January 1, 2024	33	236	1,030	520	1,819
Purchases in the year	62	-	18	5	85
Disposals during the year	(95)	(45)	(104)	(305)	(549)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(1)	(6)	(7)	(14)

Balance as of December 31, 2024	-	190	938	213	1,341

Accumulated depreciation:

Balance as of January 1, 2024	30	108	530	116	784
Depreciation in the year	41	18	199	75	333
Disposals during the year	(71)	(16)	(96)	(74)	(257)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(1)	(4)	(1)	(6)

Balance as of December 31, 2024	0	109	629	116	854

Depreciated cost as of December 31, 2024	0	81	309	97	487

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Composition and movement:

	Patents	Goodwill	Customer relations, order backlog (1)	Technology and supplier relationships (2)	Total
	USD in thousands
Cost:

Balance as of January 1, 2024	31	2,467	15,595	1,092	19,185

Impairment recognized in the year (1)	-	(571)	(82)	-	(653)
Adjustments arising from translating financial statements from functional currency to presentation currency	(1)	(22)	(99)	(6)	(128)
Balance as of December 31, 2024	30	1,874	15,414	1,086	18,404

Acquisition of BlackSwan technology asset at cost upon initial consolidation, January 27, 2025	-	-	-	41,611	41,611
Foreign currency translation adjustments	-	-	-	1,943	1,943
Impairment recognized in the year (2d)	-	-	(3,130)	(43,554)	(46,684)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	268	1,549	-	1,817
Balance as of December 31, 2025	30	2,142	13,833	1,086	17,091

Accumulated amortization:

Balance as of January 1, 2024	18	-	10,192	1,092	11,302
Amortization recognized in the year (1)	6	-	947	-	953
Adjustments arising from translating financial statements from functional currency to presentation currency		-	(56)	(6)	(62)
Balance as of December 31, 2024	24	-	11,083	1,086	12,193
Amortization recognized in the year (1)	6	-	918	-	924
Adjustments arising from translating financial statements from functional currency to presentation currency		-	1,005	-	1,005
Balance as of December 31, 2025	30	-	13,006	1,086	14,122

Net balance:

As of December 31, 2025	-	2,142	827	-	2,969
As of December 31, 2024	6	1,874	4,331	-	6,211

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

(1)	Customer relations and order backlog amortization expenses are classified in the statement of profit or loss under sales and marketing expenses.

(2)	Technology amortization expenses are classified in the statement of profit or loss under cost of sales expenses. Patents amortization expenses are classified in the statement of profit or loss under general and administrative expenses.

b.	For the years ended December 31, 2025 and 2024, the criteria for recognition in intangible asset related to development have not been met and therefore all development costs have been recognized as an expense in profit or loss.

c.	In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies GmbH (“Legacy”) a European cyber firm with an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The transaction was completed on July 5, 2022. The total consideration for the sale and transfer of the acquired assets was $10,000 thousand in cash and additional contingent consideration of up to $12,000 thousand in restricted share units (“RSUs”) of the Company, subject to completion of several milestones established in the agreement. Half of the cash consideration was paid at the contract closing and the other half has not been settled and is past due in accordance with the contractual repayment terms. The RSUs were treated as a post-combination transaction. For more information, see Note 21.

As of December 31, 2025 and 2024, $5,430 thousand and $5,244 thousand respectively, out of the remaining consideration liability are classified in the balance sheet under line-item Current maturities of other liabilities.

d.	Impairment loss of goodwill and intangible assets with defined useful life

For annual impairment testing of goodwill and intangible assets with defined useful life the goodwill and other intangible assets of the Company were allocated to the two operating segments which constitute the following three cash generating units (“CGUs”):

●	Comsec Consulting

●	Professional Services

●	Products and Technology

The goodwill of the Products and Technology CGU was fully impaired in 2024.

On January 27, 2025, the Company acquired a technology asset from BlackSwan for a purchase price of $41.6 million. During the year ended December 31, 2025, based on management’s assessment of the recoverable amount of the asset, the Company recognized a full impairment reducing the carrying amount of the technology asset to zero as of December 31, 2025.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

As of December 31, 2025, the carrying amount of the goodwill and intangible assets which were allocated to the Professional Services CGU were as follows (in USD thousands):

	Professional Services	Total

Goodwill	2,142	2,142
Customer relationship	827	827
Total	2,969	2,969

The Company performed its annual impairment tests on December 31, 2025 and 2024, respectively. The recoverable amount of each CGU was assessed using the income approach model.

Products and Technology

As of December 31, 2025, the recoverable amount of the Products and Technology CGU were determined based on a value in use calculation using cash flow projection from financial budget approved by senior management covering a five-year period. The discount rate applied to cash flow projection is 24.5% for Products and Technology CGU. Cash flows beyond the five-year period are extrapolated using a 3% growth rate. As a result of this analysis, the value in use of the Products and Technology CGU was determined to be lower than their carrying amounts. An impairment in the amount of $43,554 thousand was recognized in the Products and Technology CGU. The provision was recorded in impairment of goodwill and intangible assets expenses.

Professional Services

As of December 31, 2025, the recoverable amount of the Professional Services CGU was determined based on a value in use calculation using cash flow projections from financial budget approved by senior management covering a five-year period. The discount rate applied to cash flow projection is 20% for the Professional Services CGU. Cash flows beyond the five-year period are extrapolated using a 3% growth rate. As a result of this analysis, the value in use of the Professional Services CGU was determined to be higher than their carrying amounts.

Consulting

As of December 31, 2025, the recoverable amount of the consulting CGU was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projection is 20% for the consulting CGU. Cash flows beyond the five-year period are extrapolated using a 3% growth rate for both CGUs. As a result of this analysis, the value in use of the consulting CGU was determined to be lower than their carrying amount. Accordingly, the Company recognized an impairment loss equal to the full carrying amount of $3,130 thousand of the related intangible asset, reducing its carrying amount to zero as of December 31, 2025.

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

In November 2021, the Company completed the acquisition of Comsec and its subsidiaries. During 2023, one of the subsidiaries, Comsec Distribution Ltd. (“Comsec Distribution”) had financial, operational and commercials difficulties, cessation of sales starting July 2023, layoffs and departures of employees until there were no employees in this subsidiary as of December 31, 2023.

As of December 31, 2023, based on the analysis performed by the Company’s management, it has been determined that Comsec Distribution is considered an abandoned business operation in accordance with IFRS 5 and constitutes a component of the Company that represents a separate major line of business and therefore meets the criteria for classification as a discontinued operation.

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

Below are data for the operating results attributed to the discontinued operation:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Revenues from sales	-	-	5,459
Cost of sales	-	-	(5,931)
Gross profit (loss)	-	-	(472)
Sales and marketing expenses	-	-	351
General and administrative expenses	-	-	851
Operating income (loss)	-	-	(1,674)
Finance expenses, net	1,741	1,523	356
Income (loss) before taxes on income	(1,741)	(1,523)	(2,030)
Taxes on income	-	362	-
Income (loss) after taxes on income	(1,741)	(1,885)	(2,030)

Below are data for the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,
	2025	2024	2023
	USD in thousands

Net cash provided by discontinued operating activities	292	995	1,917
Net cash provided by (used in) discontinued investing activities	-	-	(1,026)
Net cash used in discontinued financing activities	(292)	(1,015)	(1,375)
Total net cash provided by (used in) discontinued operation	-	(20)	(484)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS

a.	Composition:

	December 31,
	2025	2024
	USD in thousands
Short-term loans (1)-(18)	13,983	13,534
	13,983	13,534

(1)	Debt Settlement and Breach of Terms (Comsec Group):

On December 19, 2024, Comsec entered into a debt settlement agreement with Mizrahi Tefahot Bank (the “Settlement Agreement”). The Settlement Agreement consolidated various outstanding credit facilities into a single unified debt amounting to NIS 23,034 thousand (approximately $6,234 thousand). Pursuant to the settlement agreement, the parties agreed that the outstanding debt amount of NIS 23 million will be repaid over 24 months with quarterly installments, commencing on June 30, 2025. Interest will accrue at a rate of Prime (Bank of Israel intrabank plus 1.5%) plus 3.25%.

As of December 31, 2025, the remaining principal amount is NIS 14,598 thousand ($4,576 thousand). As of December 31, 2025, the Group has not met the payment obligations or certain other conditions set forth in the Settlement Agreement. Although the agreement originally provided for a multi-year repayment schedule, the breach of terms grants the lender the contractual right to demand immediate repayment of the entire outstanding balance.

Consequently, in accordance with accounting standards, the Group classified the entire balance of the consolidated loan as current liabilities in the Consolidated Statement of Financial Position.

The following loans, which were outstanding prior to the settlement date, were incorporated into the consolidated debt facility:

1.	Loan (July 6, 2020): Originally NIS 5,000 thousand ($1,452 thousand), bearing interest of Prime + 1.5%.
2.	Loan (September 1, 2021): Originally NIS 980 thousand ($309 thousand), bearing interest of Prime + 1.5%.
3.	Loan (September 1, 2021): Originally NIS 6,000 thousand ($1,934 thousand), bearing interest of Prime + 1.95%.
4.	On-call Loans: Aggregate principal amount of NIS 34,106 thousand, bearing interest of 8.1%.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS (Cont.)

(2)	Loan received in July 2024, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 1,200 thousand ($334 thousand) and repayable in 12 installments from August 2024. The loan bears interest of 7%. During the year ended December 31, 2025, the loan was fully repaid.

(3)	Loan received in December 2024, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 500 thousand ($137 thousand) and repayable in 12 installments from January 2025. The loan bears interest of 6.5%. During the year ended December 31, 2025, the loan was fully repaid.

(4)	Loan received in April 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 300 thousand ($94 thousand) and repayable in 12 installments from May 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $32 thousand.

(5)	Loan received in April 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 450 thousand ($141 thousand) and repayable in 12 installments from May 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $48 thousand.

(6)	Loan received in May 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 163 thousand ($51 thousand) and repayable in 12 installments from June 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $22 thousand.

(7)	Loan received in May 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 840 thousand ($263 thousand) and repayable in 12 installments from June 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $112 thousand.

(8)	Loan received in July 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 190 thousand ($60 thousand) and repayable in 12 installments from August 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $35 thousand.

(9)	Loan received in August 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 260 thousand ($81 thousand) and repayable in 12 installments from September 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $55 thousand.

(10)	Loan received in October 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 300 thousand ($94 thousand) and repayable in 12 installments from November 2025. The loan bears interest of 7%. As of December 31, 2025, the remaining principal amount is $79 thousand.

(11)	Loan received in December 2025, by Aginix, a second-tier subsidiary, with an original principal amount of NIS 300 thousand ($94 thousand) and repayable in 12 installments from January 2026. The loan bears interest of 6.75%. As of December 31, 2025, the remaining principal amount is $94 thousand.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS (Cont.)

(12)	On-call loans received by QPoint, in an aggregate principal amount of NIS 3,400 thousand ($1,066 thousand). The loan bears interest of Prime + 1.1%. As of December 31, 2025, the remaining principal amount is $1,066 thousand.

(13)	Loan received in February 2023, by the Company, in an aggregate principal amount of NIS 3,300 thousand ($900 thousand) and repayable in one installment in January 2026 in an amount of $1,000 thousand. The loan bears interest of 12%. As of December 31, 2025, the outstanding loan amount is $1,331 thousand (including interest of $238 thousand). The Company has not made the interest payments, therefore the loan is classified as a short-term loan.

(14)

Loan received from Dominion in February 2023, by the Company, in an aggregate principal amount of $2,500 thousand upon closing of the Business Combination (the “Secured Promissory Note”). The Secured Promissory Note bears interest at a rate of 10% per annum and is due on demand. Since the Company failed to meet the contractual terms of the Secured Promissory Note, it is required to pay Dominion and its affiliates an interest rate of 24% immediately. As of December 31, 2024 the remaining principal amount was $3,715 thousand.

In February 2025, the Company reached a settlement with Dominion, pursuant to which the outstanding principal balance of the loan and all accrued interest were settled in full. For more information, see Note 1g.

(15)

In November 2024, the Company received a loan from Claymore in the amount of $500 thousand. The loan accrued interest at the rate of 10% of the principal amount and the interest rate increases by 5% of the principal amount each week following December 15, 2024, until it is repaid. The loan was repayable upon the closing of the Company’s next financing. During the first half of 2025 the loan principal was fully repaid.

(16)

On April 29, 2025, the Company entered into a Business Loan and Security Agreement (the “Agile Loan”) with Agile Capital Funding, LLC (as Collateral Agent), Agile Lending, LLC (as Lead Lender), and other lenders. The Agile Loan provided for a $2,000,000 term loan, including a $200,000 administrative agent fee, resulting in net proceeds of $1,800,000 to the Company. The total repayment amount, including interest and fees, was $2,980,000. The loan matured 30 weeks from the effective date with weekly repayment scheduled throughout the term. Interest accrued from the effective date until paid in full, with a default rate of 5% above the applicable rate upon an event of default. During the second half of 2025, the Company entered into a settlement agreement with Agile, pursuant to which the outstanding loan was settled in consideration for the issuance of a financial instrument convertible into the Company’s shares. For more information, see Note 17(11)

(17)

In February 2025, the Company entered into a short-term loan agreement with PrivCap Funding, LLC for a principal amount of $175,000, with a total repayment obligation of $235,000. The loan included provisions for settlement through the issuance of ordinary shares in the event of non-repayment.

In August 2025, the Company entered into a settlement agreement with PrivCap pursuant to which the outstanding obligations were settled through the issuance of ordinary shares. On August 21, 2025, the Company issued 7 ordinary shares in full settlement of the loan, amounting to $275,000, and all related claims were released.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	SHORT-TERM LOANS (Cont.)

(18)	Following the merger with BST on January 27, 2025, BST had two outstanding loans.

1.	On August 9, 2022, BlackSwan received a loan from Yossi Lahav Consultants, with an original principal amount of $1,500 thousand. The loan bears accrued fixed interest of $750 thousand. BlackSwan did not meet the repayment terms of this loan. On June 4, 2024, Yossi Lahav Consultants filed a claim against BlackSwan and others for failure to meet the repayment terms and for related damages. For further details, see Note 22(6).

2.	On September 8, 2022, BlackSwan received a loan from A-Labs Consultants with an original principal amount of $200 thousand. The loan bears, bearing accrued interest of approximately 2.42%. As of the date of this Annual Report, this loan has not yet been repaid.

b.	Financial covenants:

As of December 31, 2025, the balance of bank loans taken by Aginix was approximately NIS 1,526 thousand ($478 thousand). Aginix has made undertaking to the lending bank to meet the following financial covenants: (1) its adjusted equity will not be lower than NIS 500 thousand and (2) its ratio to balance sheet will not be lower than 10%. As of December 31, 2025, Aginix was in compliance with all financial covenants required under its loan agreements.

NOTE 14 –	TRADE PAYABLES

	December 31,
	2025	2024
	USD in thousands
Open debts	9,825	7,969
Checks payable	-	231
	9,825	8,200

Trade payables are non-interest bearing.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –	OTHER ACCOUNTS PAYABLE

	December 31,
	2025	2024
	USD in thousands
Employees and payroll accruals	7,869	4,543
Accrued vacation pay	1,926	1,489
Government authorities	6,726	6,028
Accrued expenses	10,308	24,746
Current liability of government grants	240	270
Deferred revenues	896	680
Legal provision	11,722	-
Other	3,481	1,718
	43,168	39,474

NOTE 16 –	LONG-TERM LIABILITIES

Composition of other long-term liabilities:

Government grants:

The Company received grants from the Government of Israel for participation in research and development in return for the payment of royalties of 3.5% on sales of products resulting from the funded research and development up to 100% of the grants received.

The financial statements include the liability in the amount which management expects to repay the Israel Innovation Authority (“IIA”) within ten years, discounted at a rate of 11.5%.

The liabilities for government grants are linked to the USD-NIS exchange rate.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 –	LONG-TERM LIABILITIES (Cont.)

As of December 31, 2025, total government grants received by the Company were $557 thousand and no material amount was paid. No new grants were received during 2025.

Liabilities for government grants:

	Effective interest rate	Balance	Balance less current maturities
	%	USD in thousands
Liabilities for government grants as of December 31, 2025	11.5	557	269
Liabilities for government grants as of December 31, 2024	11.5	442	173

Government grant balances:

	December 31,
	2025	2024
	USD in thousands
Balance as of January 1	442	412
Grants received during the year	-	-
Liability revaluation	115	30
Balance as of December 31	557	442

Presented in the statement of financial position as follows:

	December 31,
	2025	2024
	USD in thousands
In current liabilities	288	270
In non-current liabilities	269	172
	$557	$442

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES

a.	The maturity profile of lease liabilities and liabilities for government grants:

As of December 31, 2025:

	First year	Second year	Third year	Fourth year	Fifth year	Sixth year and onwards	Total
	USD in thousands
Lease liabilities	1,156	569	139	-	-	-	1,864
Liabilities for government grants	288	43	39	36	32	119	557
Total	$1,444	$612	$178	$36	$32	$119	$2,421

b.	Convertible loans

1.	Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 7, 2023, the Company entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan” and, together, the “Shayna Loans”). The Shayna Loans were subsequently amended in 2024 pursuant to a series of agreements with Shayna and Akina Holding Limited (“Akina”), which assigned most of Shayna’s rights to Akina and established new conversion and warrant terms. All original interest, conversion, and warrant provisions under the Shayna Loan Agreements were superseded by the 2024 amendments.

The Shayna Loans were amended in March–May 2024 through a series of agreements with Shayna and Akina. On March 31, 2024, the Company entered into the first amendment with Shayna and Akina, pursuant to which Shayna and Akina are entitled to convert the Shayna Loans into a total of 34 ordinary shares, based on an agreed USD/NIS exchange rate of NIS 3.65 and a conversion price of $135,000.00 per share. Under this amendment, Akina will receive 25 ordinary shares, while Shayna will receive 8 ordinary shares. Additionally, warrants have been issued for the purchase of the same number of ordinary shares at an exercise price of $135,000 per share, with Akina entitled to 25 ordinary shares and Shayna entitled to 8 ordinary shares. Furthermore, a customary clause limits the beneficial ownership of both Shayna and Akina to 4.99% of the Company’s outstanding ordinary shares.

On April 18, 2024, the Company entered into the second amendment with Shayna and Akina, pursuant to which if Akina defaults on its payment installments to Shayna, Shayna will have the right to assume all of Akina’s conversion rights under the Shayna Loan Agreements.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

On May 9, 2024, the Company entered into the third amendment with Shayna and Akina, pursuant to which a cash payment of $1,150,800 for Shayna’s consulting services under the Convertible Loan Agreements was converted into 8 ordinary shares of the Company, calculated at a price of $135,000 per share. Additionally, Shayna was issued a warrant to purchase 8 ordinary shares of the Company at an exercise price of $120,000 per share, with an exercise period of six months.

During 2024, Akina converted the loan under the Convertible Loan Agreements into ordinary shares of the Company, pursuant to which conversions the Company issued 35 ordinary shares and exercised the warrant and purchased 29 ordinary shares of the Company at an exercise price of $135,000. In addition, Shayna exercised the warrant and purchased 8 ordinary shares of the Company at an exercise price of $120,000.

2.	Alliance Global Partners

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

On November 22, 2024, the Company and AGP entered into an amended and restated convertible note agreement (the “Amended Note”), which contemplates that AGP will convert $250 thousand of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be in the amount of $320 thousand and final conversion $230 thousand). Upon each conversion, one-seventh of the excess debt above $1,800 thousand will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If an aggregate amount of $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $ 60,000 floor. The floor price may be adjusted downward after three months if the market price falls below the floor price and does not subsequently increase above the floor price.

During the year ended December 31, 2023, the Company did not receive a conversion notice from AGP.

During the year ended December 31, 2024, AGP converted an aggregate amount of $1,070 thousand. which was allocated to two parts: until November 2024, an aggregate amount of $500 thousand which was converted into 4 ordinary shares, while the remaining amount of $570 thousand, which was subject to the November 2024 Amended Note, converted into 8 ordinary shares. During January and February 2025, AGP converted an aggregated amount of $500 thousand into 6 ordinary share.

On September 17, 2025, an accredited investor entered into a Note Purchase Agreement with AGP to purchase AGP’s note having a principal amount (plus accrued interest) of $2,248 thousand for a purchase price of $750 thousand.

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

The aggregate principal amount of the First 2023-2024 Accredited Investor Notes was convertible into the Company’s ordinary shares at a rate of the lower of (i) $375,000 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $225,000. The First 2023-2024 Accredited Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accredited Investors. The First 2023-2024 Accredited Investors had the right to convert the First 2023-2024 Accredited Investor Notes, in whole or in part, at any time following their issuance.

The First 2023-2024 Accredited Investor Notes were subsequently fully converted by the First 2023-2024 Accredited Investors.

In February 2025, the Company and the First 2023-2024 Accredited Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $150,000 per share and the Company issued to the First 2023-2024 Accredited Investors additional warrants exercisable into 11 ordinary shares at an exercise price of $150,000 per share and 9 ordinary shares.

4.	Second 2023-2024 Accredited Investor Financing Transaction

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors” and together with the First 2023-2024 Accredited Investors, the “2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into 1 ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into the Company’s ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $225,000. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accredited Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investor Notes, in whole or in part, at any time following their issuance.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

Pursuant to the First 2023-2024 Accredited Investor SPAs, the Company issued First 2023-2024 Accredited Investor Warrants which are exercisable into 1 ordinary share. The First 2023-2024 Accredited Investor Warrants are exercisable until January 1, 2027, for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accredited Investor Warrants and have a weighted average exercise price of $3,495,000. Pursuant to the Second 2023-2024 Accredited Investor SPAs, we issued Second 2023-2024 Accredited Investor Warrants which were exercisable into 1 ordinary share. The Second 2023-2024 Accredited Investor Warrants were exercisable until September 14, 2025, for an exercise price of $225,000. The exercise of the 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

In February 2025, the Company and the First 2023-2024 Accredited Investors agreed to amend the terms of the First 2023-2024 Accredited Investor SPAs and the First 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $150,000 per share and the Company also issued an additional warrant exercisable into 11 ordinary shares at an exercise price of $150,000 per share. In addition, the Company issued 9 ordinary shares to the First 2023-2024 Accredited Investors.

In addition, in February 2025, the Company and the Second 2023-2024 Accredited Investors agreed to amend the terms of the Second 2023-2024 Accredited Investor SPAs, the Second 2023-2024 Accredited Investor Notes and the Second 2023-2024 Accredited Investor Warrants. Pursuant to the amended terms, the exercise price of each of the First 2023-2024 Accredited Investor Warrants was changed to a unified exercise price of $172,500 per share, and the Company issued to the Second 2023-2024 Accredited Investors additional warrants exercisable into 11 ordinary shares at an exercise price of $150,000 per share, and the conversion price of each of the Second 2023-2024 Accredited Investor Notes was changed to a unified conversion price of $171,300 per share.

The Second 2023-2024 Accredited Investors were subsequently fully converted by the Second 2023-2024 Accredited Investors.

5.	March-November 2024 Financing and Restructure

In March-November 2024, the Company sold to an accredited investor (the “March-November 2024 Investor”), in a series of unregistered private transactions, notes (the “March-November 2024 Notes”) with an aggregate principal amount of $11,000 thousand, and warrants (the “March-November 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-November 2024 Investor (the “March-November 2024 Purchase Agreement”). The Company’s acquisition of QPoint’s shares that were not held by the Company to complete ownership of 100% of QPoint shares was partially funded by proceeds the Company received pursuant to the March-November 2024 Purchase Agreement.

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

If the March-November 2024 Notes are not repaid prior to the applicable maturity date, the March-November 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $75,000. The loan amount is secured by a pledge on the shares of the QPoint group. Additionally, for so long as the loan amount under the March-November 2024 Notes is outstanding, the Company has undertaken to cause the QPoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-November 2024 Warrants issued under the March-November 2024 Purchase Agreement were exercisable as follows: (i) March-November 2024 Warrants exercisable into 29 ordinary shares were exercisable at an exercise price equal to $105,000 per share until March 12, 2027, (ii) March-November 2024 Warrants exercisable into 7 ordinary shares were exercisable at an exercise price equal to $75,000 per share until April 3, 2027, (iii) March-November 2024 Warrants exercisable into 13 ordinary shares were exercisable at an exercise price equal to $105,000 per share until June 26, 2027, (iv) March-November 2024 Warrants exercisable into 1 ordinary shares were exercisable at an exercise price equal to $75,000 per share until June 26, 2027, and (v) March-November 2024 Warrants exercisable into 10 ordinary shares were exercisable at an exercise price equal to $82,500 per share until June 26, 2027.

The conversion of the March-November 2024 Notes and the exercise of the March-November 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-November 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

On February 17, 2025, the Company and the March-November 2024 Investor agreed to amend the terms of the March-November 2024 Notes and the March-November 2024 Warrants. Pursuant to the amended terms, the maturity date of each of the March-November 2024 Notes, having an aggregate principal amount of $11 million (plus accrued interest), was extended to August 16, 2025. Additionally, per the amendment terms, in the event the notes are not paid or converted in full by April 1, 2025, from and after April 1, 2025, the current interest rate of the notes will increase from 15% per annum to 20% per annum.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

Pursuant to the amendment, the exercise price of each of the March-November 2024 Warrants was changed to a unified exercise price of NIS 266,550 (being the NIS equivalent of $75,000 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the March-November 2024 Warrants was extended to a unified end date of February 17, 2030. The Company also issued to the March-November 2024 Investor an additional warrant exercisable into 13 ordinary shares at an exercise price of $75,000 per share and a pre-funded warrant exercisable into 66 ordinary shares, in each case until February 17, 2030, and in each, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the March-November 2024 Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

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

On August 16, 2025, the Company entered into a Fifth Amendment to the Securities Purchase Agreement with the March-November 2024 Investor that: (i) extended the maturity date of all convertible notes of the Company in the aggregate principal amount of $11,000,000 for an additional six months from August 16, 2025 to February 16, 2026; (ii) implemented compound interest, whereby interest now accrues on previously accrued interest commencing from the amendment date; and (iii) facilitated the introduction of Seven Knots, LLC, which has undertaken to purchase the convertible notes from the March-November 2024 Investor, pursuant to a separate note purchase and assignment agreement dated August 20, 2025. The amendment maintains all other existing terms and conditions of the notes, including the Company’s obligation to repay the principal amount plus all accrued interest.

The debt restructuring of the June 2025 loan was treated as extinguishment as of the August 2025 transition date, resulting in finance expenses of $12,291,435.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

On August 20, 2025, the March-November 2024 Investor entered into a Note Purchase and Assignment Agreement with Seven Knots, LLC for the sale of all outstanding convertible notes for a purchase price of $14,054,165, representing the principal amount plus accrued interest through August 31, 2025, with adjustments for additional interest thereafter. Seven Knots is required to purchase at least $6,000,000 of the notes within 60 days and the remaining balance within 90 days from the agreement date. If Seven Knots fails to meet these payment milestones, the Fifth Amendment automatically terminates. On August 18, 2025, prior to the purchase agreement, the March-November 2024 Investor converted $1,500,000 of the June 26, 2024 note at a conversion price of $45,000 per share, resulting in the issuance of 33 ordinary shares directly to Seven Knots, LLC. This conversion amount counts toward the initial $6,000,000 purchase requirement. Once Seven Knots completes the full purchase, the Company’s repayment obligations to the March-November 2024 Investor will be considered fully satisfied; however, these milestones were not met in full and therefore the Fifth Amendment automatically terminated, putting us in breach of the March-November 2024 Notes.

To compensate Seven Knots for its undertakings to Mr. Gottdiener in the note purchase and assignment agreement, we issued to the purchaser a convertible note in the principal amount of $1,500,000. The note bears no interest and matures on August 20, 2026 by way of conversion into ordinary shares. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price is the lower of (i) $45,000and (ii) 95% of the lowest VWAP of the Ordinary Shares during the five consecutive trading day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, subject to the Nasdaq floor price. The holder is also entitled to redeem all or portion of the note in cash from the holder’s pro rata portion of 33% of the proceeds received by the Company pursuant to an equity line of credit or at-the-market offering, at a price of 110% of the amount being redeemed. The holder is subject to a beneficial ownership limitation of 4.99%.

On September 17, 2025, the Company entered into a Master Exchange Agreement (the “Exchange Agreement”) with the Exchange Accredited Investor, which undertook in August 2025 to purchase the convertible notes issued to the March-November 2024 Investor. On the same date, the Exchange Accredited Investor entered into a Note Purchase Agreement with AGP to purchase AGP’s note having a principal amount (plus accrued interest) of $2,248 thousand for a purchase price of $750 thousand. Pursuant to the Exchange Agreement, the Exchange Accredited Investor has the right to exchange all or a portion of its notes for new notes, which have substantially the same terms and conditions as the Amended Notes. After giving effect to applicable original issue discount, under the terms of the Exchange Agreement, up to $16,420 thousand aggregate principal amount of outstanding notes are exchangeable for up to $19,840 thousand aggregate principal amount of new notes under the Exchange Agreement. Astor has an option to purchase from the Exchange Accredited Investor, up to one-half of the new notes issued pursuant to the Exchange Agreement and Keystone has an option to purchase from the Exchange Accredited Investor, up to 25% of the new notes issued pursuant to the Exchange Agreement.

The note bears no interest and matures on the second anniversary from the issuance of each note. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price of (i) $43,200 or (ii) 90% (or 80% in case of default) of the lowest VWAP of the Ordinary Shares during the twenty consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, subject to the Nasdaq floor price. The holder is subject to a beneficial ownership limitation of 4.99%.

As of December 31, 2025, notes in the aggregate principal amount of $9,004 thousand have been exchanged under the Exchange Agreement for Amended Notes in the aggregate principal amount of $11,063 thousand.

As of December 31, 2025, a total amount of $6,662,682 was converted into 361 ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

On June 4, 2026, the Company and the March-November 2024 Investor entered into a Sixth Amendment to the Securities Purchase Agreement. For more information, see Note 28.

6.	J.J. Astor Financing

In December 2024, the Company entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan the Company $2,200 thousand in consideration for a promissory note in the principal amount of $2,750 thousand (the “December 2024 Convertible Note”). After fees and expenses, the net proceeds of the loan were $2,087 thousand. The December 2024 Convertible Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at the Company’s election. The December 2024 Convertible Note will not accrue interest (unless there is an event of default).

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

The Company agreed to issue to Astor a five-year warrant to purchase 8 ordinary shares at an exercise price of $127,500 per share (the “December 2024 Warrant”), subject to adjustment in certain circumstances, including dilutive issuances. The Company undertook to register the shares issuable upon conversion of the December 2024 Convertible Note and upon exercise of December 2024 Warrant on our registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. On January 13, 2025, Astor assigned the December 2024 Warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights under the December 2024 Warrant. The December 2024 Convertible Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% our outstanding share capital at any time.

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

On May 28, 2025, the Company amended the Loan Agreement with Astor to add an additional loan in the amount of $1,560 thousand, which was evidenced by a $1,854 thousand convertible promissory note payable in 40 weekly installments of $46 thousand each (the “May 2025 Convertible Note”). After fees and expenses, the net proceeds of this loan were approximately $1,478 thousand. The Company agreed that Astor would hold back $927 thousand from the proceeds to ensure the payment of weekly installments. The May 2025 Convertible Note matures on March 30, 2026, and has terms substantially similar to the December 2024 Convertible Note. The Company also issued to Astor a warrant to purchase 42 ordinary shares at $37,500 per share on terms substantially similar to the December 2024 Warrant. On July 16, 2025, Astor assigned the warrant to Wolverine Flagship Fund Trading Limited, which now holds the rights thereunder.

In connection with the issuance of the May 2025 Convertible Note, Astor agreed to waive the default under the December 2024 Convertible Note caused by the Company’s failure to pay some of the weekly installments. As a result of the default, the principal amount under the December 2024 Convertible Note was increased by 10%, the interest rate during the period in which the default was continuing was increased to 16% per year, compounded monthly, and the December 2024 Convertible Note became convertible at the option of the holder thereof.

As of the date of this Annual Report, the Company has paid an aggregated amount of $840,000 and Astor has converted the principal amount of $2,165,497 of the December 2024 Convertible Note into the Company’s ordinary shares, pursuant to which conversions the Company has issued 98 ordinary shares.

7.	Claymore Capital Financings

In August 2024, the Company entered into Securities Purchase Agreements with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4,000 thousand and warrants to acquire an aggregate of approximately 313 ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to the lower of $105,000.00 or the price per share of which the Company sells shares to a third party, but in no event less than $75,000. The August 2024 Warrants are exercisable for a period of three years at an exercise price of $150,000 per share. Claymore Capital PTY Ltd. (“Claymore”) served as the placement agent for this transaction and received a fee of approximately $233 thousand in cash and a warrant to purchase approximately 7 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants. The Company entered into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent was paid a fee of $15,000 per month.

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

In November and December 2024, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,150,000 in exchange for convertible notes with an aggregate principal amount of $1,391,500 and warrants to purchase an aggregate of 10 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $150,000. The warrants to purchase an aggregate of 10 ordinary shares are exercisable for a period of three years at an exercise price of $107,145 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $77,000 in cash, 7 ordinary shares and a warrant to purchase 2 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for a period of 12 months, during which the placement agent will be paid a fee of $15,000 per month.

In December 2024, Claymore and investors introduced by Claymore loaned us an aggregate of $1,262,500 in exchange for notes with an aggregate principal amount of $1,402,778 and warrants to purchase an aggregate of 8 ordinary shares. The notes are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000,000 or the sale of our QPoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price of $75,000. The notes provide that if the notes are not repaid by March 31, 2025, the holders thereof will be entitled to receive collateral to secure the notes. The warrants to purchase an aggregate of 8 ordinary shares are exercisable for a period of three years at an exercise price of $75,000 per share. Claymore’s placement fees for the foregoing loan amounted to $77,875 in cash, and a warrant to purchase 8 ordinary shares on the same terms of the investors’ warrants.

In January and February 2025, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,467,000 in exchange for convertible notes with an aggregate principal amount of $1,775,070 and warrants to purchase an aggregate of 13 ordinary shares.

The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $75,000. The warrants to purchase an aggregate of 13 ordinary shares are exercisable for a period of three years at an exercise price of $107,145 per share. Claymore’s placement fees for the foregoing follow-on investments amounted to $102,690 in cash, 9 ordinary shares and a warrant to purchase 3 ordinary shares on the same terms of the investors’ warrants.

In February 2025, Claymore agreed to extend a loan to the Company in the amount of $255,000 with interest at the rate of 19% of the principal amount and a maturity date of April 18, 2025. Claymore received pre-funded warrants to purchase 1 ordinary share as fees for the foregoing loan. Claymore agreed to extend the repayment of the loan until May 18, 2025, in exchange for an additional pre-funded warrant to purchase 1 ordinary share.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In March 2025, Claymore investors agreed to extend a loan to the Company with a principal amount of $200,000 and a face value of $300,000 until it was subsequently repaid in March 2025. Claymore received pre-funded warrant to purchase 1 ordinary share as fees for the foregoing loan.

In April 2025, Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $928,000 in exchange for convertible notes with an aggregate principal amount of $1,122,880 and warrants to purchase an aggregate of 8 ordinary shares. The convertible notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $105,000, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $75,000. The warrants to purchase an aggregate of 8 ordinary shares are exercisable for a period of three years at an exercise price of $150,000 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately. Claymore’s placement fees for the foregoing follow-on investments amounted to $64,960 in cash, pre-funded warrant to purchase 22 ordinary shares and a warrant to purchase 6 ordinary shares on the same terms of the investors’ warrants. The Company extended the consulting agreement with the placement agent for an additional period of 12 months, until October 31, 2026, during which the placement agent will be paid a fee of $20,000 per month.

In June 2025, we issued to Claymore a convertible note with a principal amount of $2,760,000 and a pre-funded warrant to purchase an aggregate of 20 ordinary shares in consideration for investments in multiple installments in the aggregate amount of $2,400,000. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in the amount of the outstanding principal amount.

In July 2025, we issued a convertible note to an investor introduced by Claymore, with a principal amount of $1,150,000 in consideration for an investment of $1,000,000, on terms substantially similar to the note issued to Claymore in June 2025 described above. Claymore received pre-funded warrants to purchase 13 ordinary shares as fees for the foregoing loan.

In August 2025, we issued to Claymore a convertible note with a principal amount of $575,000 and a pre-funded warrant to purchase an aggregate of 6 ordinary shares in consideration of an agreement to invest an aggregate amount of $500,000. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in the amount of the outstanding principal amount.

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

As of the date of this Annual Report, Claymore and several investors introduced by Claymore, converted an aggregate principal amount of $10.8 million of the notes issued to them into our ordinary shares, pursuant to which conversions we have issued 280 ordinary shares.

Additionally, in July 2025 and August 2025, we entered into subscription agreements with an investor, Oozi Cats, whose investment was arranged by Claymore, for the purchase of an aggregate of 32 ordinary shares at $45,000 per share, for total proceeds of $1.5 million. Specifically, 16 shares were purchased in July 2025 for $750,000 and 16 shares were purchased in August 2025 for $750,000. Mr. Cats is subject to a 5% beneficial ownership limitation. Concurrently with these investments, we issued pre-funded warrants to Claymore to purchase an aggregate of 37 ordinary shares (18 ordinary shares in July 2025 and 18 ordinary shares in August 2025). Both pre-funded warrant series expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

As of December 31, 2025, the accredited investor introduced by Claymore converted the principal amount of $500 thousand of the notes issued to him into ordinary shares, pursuant to which conversions the Company issued 33 ordinary shares. In addition, Claymore has exercised its prefunded warrants into 13 ordinary shares.

In August 2025, the Company issued Claymore a convertible note with a principal amount of $575 thousand and a prefunded warrant to purchase 6 ordinary shares in consideration for $500 thousand. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $45,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in aggregated amount equal to the outstanding principal amount.

As of December 31, 2025, Claymore exercised prefunded warrants into 6 ordinary shares.

In November 2025, the Company issued to Claymore 100 prefunded warrants in exchange for the cancellation of prior agreements with the Company regarding marketing services and a price adjustment to the convertible note issued to Claymore.

In November 2025, the Company entered into an amendment of a March 2025 loan with Claymore Capital and two investors who were introduced by Claymore, with respect to the March 2025 loan provided by the two investors. Pursuant to the amendment, the $140,000 loan was repaid through the issuance of 9 ordinary shares to the lenders.

The loans described above include conversion options. According to IAS 32, the conversion options are classified as financial liability, as the conversion rate does not comply with the fixed-to-fixed requirements since the conversion ratio to ordinary share is not fixed and depends on the share price of the Company.

The instrument as a whole constitutes a hybrid contract that include non-derivative host contract (“the loan”) and embedded derivative (the conversion option).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

8.	Julestar Financing

On February 4, 2025, the Company entered into a Loan Agreement with Julestar LLC, a New York limited liability company (“Julestar”), pursuant to which Julestar loaned the Company $2,650 thousand in consideration for a promissory note in the principal amount of $3,118 thousand (the “Julestar Note”). The principal amount, and interest thereon, was required to be repaid in 40 weekly installments over the 10-month term of the loan. The Julestar Note accrued interest at a rate of 10% per annum. To secure the repayment of the Julestar Note, the Company undertook to grant a subordinated pledge over the shares of certain of its subsidiaries, subject to the consent of a senior lender within 60 days, however this consent was not obtained.

The Loan Agreement included the issuance of five-year warrants to purchase 35 ordinary shares, subject to downward adjustment in the number of underlying shares in the event of early repayment of the Note in full or upward adjustment in the event the Julestar Note is not repaid in full within 90 days of the issuance date. The exercise price of the warrants is $75,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. The warrants are subject to a limitation that prohibits ownership of more than 4.99% of Company’s outstanding share capital at any time.

The Company undertook to register the shares issuable upon the exercise of the Julestar warrants with the Securities and Exchange Commission on a Form F-1 or Form F-3.

Since the Company did not repay the loan within 90 days, as of May 5, 2025, the Company amended the warrants to increase the number of shares issuable thereunder by an additional 113 shares at an exercise price of $75,000 per share, subject to adjustment in certain circumstances, including dilutive issuances. The Company repaid $1,300 thousand owing under the Julestar Note in 2025.

As a result of the issuance of the Julestar warrants, the exercise price of the warrant to purchase 35 ordinary shares issued in an earlier financing transaction on December 30, 2024 automatically decreased from $127,500 to $75,000 per share.

In June 2026, the Company repaid $1.35 million to Julestar.

9.	March 2025 Notes

On March 27, 2025, the Company completed the issuance of a series of notes (the “March 2025 Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (“Keystone” and collectively with the other investors, the “March 2025 Note Investors”), in an aggregate principal amount of $1,625,000 and original issue discount of $325,000, for an aggregate purchase price of $1,300,000. The March 2025 Notes originally matured on December 11, 2025, did not bear interest, and included a prepayment option at a premium of 125%. In addition, the Company was required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the March 2025 Notes.

The March 2025 Note Investors had the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The conversion of the March 2025 Notes was limited to the extent that, upon their conversion, a March 2025 Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time. The March 2025 Notes were exchanged with the June 2025 SPA, which thereafter were replaced with the August 2025 Financing described herein.

10.	ELOC Transaction

Concurrently with the investment by the March 2025 Note Investors described above, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with Keystone, pursuant to which the Company has the right to sell to Keystone up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”).

As consideration for Keystone’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to Keystone a note in a principal amount of $1,000,000 and an additional commitment note on May 28, 2025, in the principal amount of $1,500,000, each of which does not bear interest and has a maturity date of December 11, 2025 and November 28, 2026, respectively (the “Commitment Notes”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the Commitment Note. The Commitment Note can be converted prior to the maturity date by either the Company or Keystone at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the SEC or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, Keystone and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

In addition, in connection with the ELOC Purchase Agreement, the Company and Keystone entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Commitment Note and the ELOC Shares that the Company has the right to sell to Keystone.

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

As of December 31, 2025, an amount of $1,600,000 was converted into 107 shares.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

11.	Agile Capital Loan

On April 29, 2025, the Company entered into a Business Loan and Security Agreement with Agile Capital Funding, LLC, as collateral agent, Agile Lending, LLC, as lead lender, and other lenders (the “Agile Loan”). The Agile Loan provided for a $2,000 thousand term loan, including a $200 thousand administrative agent fee, resulting in net proceeds to the Company of $1,800 thousand. The total repayment obligation under the Agile Loan, inclusive of interest and fees, was $2,980 thousand. The Agile Loan matured 30 weeks following the effective date, with weekly repayment installments scheduled throughout the term which has not yet been fully satisfied. Interest accrued from the effective date until paid in full, with a default rate of 5% above the applicable rate upon an event of default.

The Company agreed to secure the Agile Loan by a continuing security interest in substantially all of the Company’s property, rights and assets, including accounts, equipment, inventory, intellectual property and the shares held by the Company in HUB Cyber Security, Inc. and BlackSwan Technologies, Inc. The Agile Loan contains customary affirmative and negative covenants, including limitations on the disposition of business or property and changes in key management. Events of default include payment defaults, breaches of covenants, material adverse changes, insolvency, and judgments in excess of $50 thousand.

In October 2025, the Company applied $1,500 thousand of the proceeds of the closing under the August 2025 SPA (see below) to repay a portion of the Agile Loan. The cancellation of an additional $750 thousand of indebtedness owed under the Agile Loan was treated as part of the consideration for Amended Notes issued at the second additional closing under the August 2025 SPA on October 15, 2025. In November 2025, the remaining balance of the Agile Loan in the amount of $575 thousand was sold by Agile Lending, LLC to another investor and exchanged pursuant to a separate exchange agreement with the Company for an Amended Note in the principal amount of $767 thousand. As of December 31, 2025, the Agile Loan has been fully repaid.

12.	June 2025 SPA

On June 30, 2025, the Company entered into a securities purchase agreement (the “June 2025 SPA”) providing for the issuance of subordinated convertible notes (the “June 2025 Notes”) to certain accredited investors, including Keystone, in the aggregate original principal amount of $6,719 thousand. At the closing, the Company received an aggregate purchase price of $3,625 thousand in cash and the exchange of the notes that the Company issued previously to investors in March and April 2025 in the aggregate principal amount of $2,187 thousand. The June 2025 Notes issued in consideration for cash were issued with a 20% original issue discount, and the June 2025 Notes issued in consideration for our outstanding notes were issued on a dollar-for-dollar basis. Out of the June 2025 Notes $6,000 thousand were subsequently exchanged for new notes issued under the August 2025 SPA. As of December 31, 2025, a total amount of $3,625 thousand was received in cash.

13.	July 2025 Warrants

In July 2025, the Company agreed to re-issue warrants to purchase an aggregate of 166 ordinary shares to investors who participated in our financing in April 2022 of ordinary shares and warrants. In light of subsequent market price changes and the Company’s multiple reverse share splits between February 2023 and March 2025, the warrants were re-issued in July 2025 with adjusted pricing and quantity terms to compensate investors for all cumulative effects. As of August 31, 2025, such warrants to purchase an aggregate of 154 ordinary shares have been issued. The warrants are exercisable for cash at a price of $120,000 per share and expire on January 14, 2027.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

Most of the warrants are subject to early expiration if they are not exercised within 14 days after the market price of the ordinary shares equals or exceeds $120,000 per share for ten trading days in a period of 20 consecutive trading days.

14.	August 2025 SPA

On August 27, 2025, the Company entered into a securities purchase agreement (the “August 2025 SPA”) providing for the issuance of subordinated convertible notes (the “August 2025 Notes”) to certain accredited investors, including Keystone, in the aggregate original principal amount of up to $20,000 thousand to be issued in multiple closings. Closings under the August 2025 SPA can be held over a period of one year at the election of Keystone.

The notes issued in June 2025 (see Note 17(12)) resulted in aggregate cash proceeds of $3,625,000 and in the exchange of notes issued by the Company in March and April 2025 in the aggregate principal amount of $2,187,500.

At the initial closing of the August 2025 SPA, the Company issued August 2025 Notes in the aggregate original principal amount of $7,850,000 for an aggregate purchase price of $7,000,000 in cash and in the exchange of the notes that the Company issued previously to investors in June 2025. In addition, the Company issued warrants to purchase 90 ordinary shares.

In the first additional closing under the August 2025 SPA, held on September 4, 2025, the Company issued and sold Amended Notes in the aggregate principal amount of $2,968,750 and warrants to purchase an aggregate of 34 ordinary shares, in consideration for cash payments in the aggregate amount of $2,375,000, under the same terms as the initial closing.

The August 2025 Notes mature on August 27, 2027 and bear interest at 4% per annum, payable quarterly in ordinary shares under certain equity conditions (including the effectiveness of a resale registration statement) or, at the Company’s option, in cash. Late payments accrue interest at an additional premium of 8% per year. No scheduled amortization payments are required.

The August 2025 Notes are subordinated to existing senior indebtedness not to exceed $25 million in aggregate. They contain various restrictive covenants, including limitations on dividends, incurrence of indebtedness, certain subsequent equity placements, asset sales and certain variable rate transactions.

The August 2025 Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $43,200 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 95% of lowest VWAP during the five days up to and including the date of conversion, subject to a $15,000 floor price. If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash.

The August 2025 Notes contain several mandatory and optional redemption provisions. Holders also have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their August 2025 Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the August 2025 Notes, from time to time, at 120% of the conversion amount.

On October 15, 2025, the Company and certain accredited investors, including Keystone, entered into Amendment No. 1 to the August 2025 SPA increasing the aggregate principal amount of notes issuable thereunder to $35,000,000, adding additional investors and amending the form of note as described below (the “Amended Note”).

In the second additional closing under the August 2025 SPA, held on October 16, 2025, the Company issued and sold Amended Notes in the aggregate principal amount of $20,525,625 and warrants to purchase an aggregate of 237 ordinary shares, in consideration for (i) cash payments in the aggregate amount of $7,250,000 with the principal amount of $10,019,374, (ii) the partial exchange of August 2025 Notes in the aggregate principal amount of $9,568,751 (at a 10% discount) and (iii) the exchange of $750,000 owed under the Company’s Business Loan and Security Agreement (the “Agile Loan”) with Agile Capital Funding, LLC (as Collateral Agent) and Agile Lending, LLC (as Lead Lender), dated April 29, 2025, with a new principal amount of $937,500.

On December 31, 2025, the Company held an additional closing under the August 2025 SPA in the aggregate principal amount of $1,250 thousand, for an aggregate purchase price of $1,000 thousand and warrants to purchase an aggregate of 14 ordinary shares. On December 31, 2025, the Company and certain accredited investors, including Keystone, entered into Amendment No. 2 to the August 2025 SPA, increasing the aggregate principal amount of notes issuable thereunder to $47,250,000.

As of December 31, 2025, a total amount of $11,625 thousand was received in cash and $1,500 thousand were converted into 100 ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The Amended Notes have a term of two years from the date of issuance thereof. They do not bear interest, except during the pendency of an event of default, in which case the rate will be 9% per year. Late payments accrue interest at an additional premium of 8% per year. Commencing approximately 30 days after the effectiveness of the Company’s Form F-1 for an equity line of credit, the Company will be required to repay a pro rata portion of the principal and interest accrued thereon on the first trading day of each calendar month, in cash or shares (subject to equity conditions) at its election.

The Amended Notes are subordinated to existing senior indebtedness not to exceed $25 million in aggregate. They contain various restrictive covenants, including limitations on dividends, incurrence of indebtedness, certain subsequent equity placements, asset sales and certain variable rate transactions.

The Amended Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $43,200 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 90% of lowest VWAP during the 20 days up to and including the date of conversion, subject to a $15,000 floor price (or 20% of the Nasdaq minimum price if there’s an event of default). If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash.

The Amended Notes contain several mandatory and optional redemption provisions. Holders also have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their Amended Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the Amended Notes, from time to time, at 120% of the conversion amount.

In change of control transactions (with control defined based on a 50% threshold), holders may require redemption at 115% of the conversion amount. Holders also have participation rights in future financings, with the right to purchase their pro-rata portion of 30% of any subsequent placement exceeding $5,000,000 in the aggregate.

Upon events of default (including registration statement failures, trading suspensions, conversion failures, or material breaches), holders may require redemption at 120% of the conversion amount. Upon any bankruptcy event of default, the Company must immediately pay all outstanding amounts multiplied by a 120% redemption premium without requiring notice or demand from holders.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The August 2025 Warrants have an initial exercise price of $54,000 per share, subject to decrease on days 30, 60 and 90 following the issuance date to 20% below the prevailing market price at that time and to anti-dilution adjustments for certain dilutive issuances. The August 2025 Warrants have a term of three years. Cashless exercise is permitted after six months if a resale registration statement is not effective. In connection with a “fundamental transaction,” the holder has the right to exchange its warrant for a similar warrant in the successor entity or cash pursuant to a Black-Scholes formula. Upon an event of default, the holder has the right to redeem its warrant for cash based on a Black-Scholes formula.

The August 2025 Notes, the Amended Notes and the August 2025 Warrants are subject to a beneficial ownership limitation of 4.99% (subject to increase to 9.99% with 61-day notice and shareholder approval) to prevent any holder from exceeding this threshold. We are required to reserve 200% of the shares issuable upon conversion of all August 2025 Notes, Amended Notes and August 2025 Warrants at the applicable conversion price or exercise price.

Concurrently with the entry into the August 2025 SPA, we entered into a registration rights agreement, whereby we undertook to file with the SEC a Form F-1 registration statement within 45 days from the initial closing in order to register for resale the shares issuable upon the conversion and/or exercise of the August 2025 Notes and August 2025 Warrants and the Placement Agent Warrant (as defined below) and to use our reasonable best efforts to cause the registration statement to be effective within 90 days from the initial closing (or 120 days in the event of a full SEC review). The same rights apply with respect to the shares issuable upon conversion of the Amended Notes. The registration rights agreement provides for liquidated damages for certain defaults equal to 1% of the original principal amount of the August 2025 Notes for each 30-day period until the default is cured, up to an aggregate of 10% thereof. The registration rights agreement contains other customary terms and conditions, including indemnification obligations.

The debt restructuring of the June 2025 loan was treated as extinguishment as of the August 2025 transition date, resulting in finance expenses of $14,020,338.

Rodman & Renshaw LLC acted as sole placement agent for the offering. The fees of the placement agent consisted of a total of $300,000 in cash and the issuance of a warrant to purchase an aggregate of 1 ordinary share on the same terms and conditions as the warrants issued to investors in the offering, except for the potential adjustment of the exercise price on days 30, 60 and 90.

15.	Warrant Term Extension

The Company has outstanding warrants to purchase 1 ordinary share exercisable at NIS 167,427,000 (approximately $55,809,000 per share), which were issued in connection with a private financing in February 2022 (the “2022 Warrants”). The 2022 Warrants currently trade on the Nasdaq Capital Market under the symbol “HUBCZ.” The 2022 Warrants were scheduled to expire on August 22, 2025. To allow additional time for the 2022 Warrants to be exercised and to potentially generate future cash proceeds to the Company, on August 11, 2025, the Company extended the expiration date of the 2022 Warrants to August 22, 2027.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

16.	Settlements with 2023 PIPE Investors

On January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which A-Labs agreed to issue us a $1,000,000 principal amount note for gross proceeds of $900,000 (the “A-Labs Loan”). The principal amount A-Labs Loan is due to be repaid in one repayment on January 16, 2026 (the Maturity Date”) (36 months from the execution of the A-Labs Loan). The A-Labs Loan bears interest at 12% per annum and interest became payable quarterly commencing on April 1, 2023 until the Maturity Date. Overdue payments will accrue interest in arrears at the rate of 18% per annum from the relevant payment date until such payment is made. In addition, we paid A-Labs the sum of $4.2 million between July 2021 and March 2023 as consulting fees under a financial advisory services agreement entered into July 2021 (the “A-Labs Agreement”) and we issued to A-Labs warrants to purchase 27 of our ordinary shares. Additionally, in March 2023, a total of $2.2 million that was owed to A-Labs pursuant to the A-Labs Agreement was converted into our ordinary shares at a conversion price of $1,500,000 per ordinary share. This conversion of amounts we owed to A-Labs under the A-Labs Agreement, was effected to partially satisfy the commitment that A-Labs made to us to purchase $20 million of our ordinary shares in the private placement in connection with the closing of our business combination with Mount Rainier Acquisition Corp., a Delaware special purpose acquisition company, in 2023 (the “PIPE Financing”). In December 2022, we amended the A-Labs Agreement to provide that for each financing transaction closed, in addition to paying a commission to A-Labs in cash, we would be required to issue warrants to purchase ordinary shares in an amount equal to the cash consideration that would otherwise be payable under the financial advisory services agreement divided by 4.81, which warrants shall be exercisable for 4 years and at an exercise price of NIS 72,150 (regardless of the price per share paid by investors in the relevant financing transaction). Additionally, we committed to provide compensation under the A-Labs Agreement for all investors with whom we would enter into a financing transaction prior to our shares being listed for trading on the Nasdaq regardless of whether such investors were introduced to the Company by A-Labs. In each of September 2022 and January 2023, we paid to A-Labs an additional commission of $50,000 in exchange for extra services provided by A-Labs over the course of certain fund raising efforts and loan issuances. Additionally, as part of the Shayna Loans, we paid to A-Labs commissions totaling $140,000 for services provided as part of the fund raising efforts. The term of the A-Labs Agreement was for 12 months following the execution in July 2021, provided that the A-Labs Agreement will automatically renew for additional 12 month terms unless either party provides written notice to the other party of its intention not to renew at least 30 days prior to the end of such initial 12 month term or any renewed terms. Additionally, the A-Labs Agreement may be terminated by either party upon a minimum of 30 days prior written notice. In August 2023, we received from A-Labs a waiver of the retainer fees for the services. Nevertheless, as of the date of this Annual Report, there remain unpaid fees of $3,298,000 under the A-Labs Agreement.

On November 6, 2025, the Company entered into a settlement agreement with each of A-Labs, MOFO Holdings LLC and Viserion Ltd. (the “PIPE Investors”), which had entered into subscription agreements with the Company to invest an aggregate of $50 million in the PIPE Financing. After all the other closing conditions for the business combination were met, we decided to proceed with the closing despite not having received the funds payable under the Subscription Agreements from the PIPE Investors. The signing of the settlement agreements followed a mediation process, which was approved by the Company’s Audit Committee and Board of Directors, and by the Company’s shareholders on December 16, 2025. According to the settlement agreement, taking into account the parties’ respective claims and the various agreements between them, no funds or other form of consideration shall be paid or transferred from the PIPE Investors to the Company, and the Company shall not pay any funds or any other form of consideration to any of the PIPE Investors, all in exchange for full and absolute waivers by the parties toward each other (including shareholders, officers, directors parent and subsidiaries thereof, and anyone acting on behalf of any of them).

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

Additionally, according to the settlement, the Company will repay to A-Labs the amount outstanding in connection with a secured loan extended by A-Labs to the Company on January 17, 2023 in the amount of $900,000, which with original issuance discount and accrued interest amounts to $1,800,000. The repayment will be in the form of ordinary shares of the Company based on the lowest closing price of the ordinary shares on Nasdaq during the five trading days preceding the date of the shareholders’ approval, which was on December 16, 2025. The shares will be subject to the following lock-up periods: 40% of the shares will be restricted for a period of 40 days, 30% will be restricted for a period of 70 days, 25% will be restricted for a period of 100 days and 5% will be restricted for a period of 130 days. The 5% tranche will be subject to a one-time upward or downward adjustment to the extent that the sum of (i) the proceeds from the sale of shares by A-Labs and (ii) the current market value of the shares held by A-Labs are less than or greater than $1,800,000, respectively. A-Labs must make reasonable commercial efforts to maximize the consideration it receives for the sale of shares. The sale of shares by A-Labs on Nasdaq on any trading day may not exceed 5% of the current day’s trading volume of the ordinary shares thereon.

In April 2026, the Company received a letter addressed to our directors from counsel to A-Labs, demanding that we pay the $1,800,000 plus interest. In May 2026, the Company’s counsel responded by rejecting all allegations raised by A-Labs in their letter.

In addition, on April 16, 2026, an application was filed against the Company to hold it liable for a judgment awarded against A-Labs in favor of Teshua Ltd., based on the alleged amount of $1,800,000. The Company explained that it was unable to realize the shares due to an attachment imposed on A-Labs and/or its representatives, and that, in any event, at present the matter does not concern the amount alleged by A-Labs, but rather shares whose value is substantially lower. A hearing on this matter is scheduled for July 21, 2026.

Separately, on February 27, 2026, DC Rainier SPV LLC, the former sponsor of Mount Rainier Acquisition Corp., filed a complaint against the Company and A-Labs in the Supreme Court of the State of New York alleging, among other things, that the Company and A-Labs misrepresented the existence of approximately $50 million of PIPE financing commitments in connection with the Mount Rainier business combination, and on April 28, 2026, the plaintiff filed a motion for entry of a default judgment against the Company seeking not less than $5,080,027, plus interest, fees and costs. For more information, see Note 28.

17.	Consulting agreements:

In October 2025, the Company reached a settlement with Mr. Moshe Bergman, who assisted the Company with obtaining the investment from the March-November 2024 Investor, with respect to a requested service fee of $550,000. Pursuant to the settlement, the Company agreed to pay $100,000 in cash and issue 16 ordinary shares.

On July 10, 2025, the Company entered into a share purchase agreement with the BlackSwan investor referenced in Note 4(6), for the purchase of 16 shares for a total consideration of $750,000, at a price of $45,000 per share.

On August 6, 2025, the Company entered into an additional share purchase agreement with the BlackSwan investor referenced in Note 4(6), for the purchase of 16 shares for a total consideration of $750,000 at a price of $45,000 per share.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

In November 2025, the Company entered into a consulting agreement with Pey Capital PTE Ltd. pursuant to which Pey undertook to provide the Company with consulting and management services related to the Company’s development, production, potential future launch and promotion of one or more utility tokens, as well as advice related to the fintech market, blockchain currency and related matters. The agreement has a term of three years, and the consulting fee consists of 66 ordinary shares, subject to reverse vesting in 36 equal monthly tranches.

c.	Warrants Liabilities

In February 2023, at the effective time of the Reverse Recapitalization (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one share of RNER common stock (each a “RNER Share”) and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $1,725,000 per whole share (exercisable only for whole shares) (each, a “RNER Warrant”).

In addition, each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into the right to receive 0.0899 (pre-reverse split of 1:15, 1;50, 1:20) ordinary shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into the right to receive 0.0899 (pre-reverse split of 1:15, 1;50, 1:20) warrants of the Company (a “New Warrant”) subject to downward adjustment to the next whole number in case of fractions of warrants.

A total of 10 New Warrants to purchase 160,438 (pre-reverse split of 1:15, 1;50, 1:20) ordinary shares of the Company were issued to holders of the RNER warrants, of which 5,359 (pre-reverse split of 1:15, 1;50, 1:20) warrants are private warrants and the remaining 155,078 warrants are public warrants. As a result of the conversion into the New Warrants, as well as the reverse share splits at a ratio of 1:10 that were effected in each of December 2023 and in March 2025, the exercise price increased to $1,280 per each share (pre-reverse split of 1:15, 1;50, 1:20).

The warrants were classified as financial liability and measured at fair value as of the issuance date. After the initial recognition, at each period end date, the warrants measured at fair value and all changes in fair value are recognized through profit or loss.

Through December 31, 2025, no warrants were exercised into ordinary shares of the Company.

d.	Fair Value measurements

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

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2024
	Level 1	Level 3

Public warrants	583	-
Private warrants	-	13,301
Conversion component of convertible loans	-	5,141
Total	583	18,442

	December 31, 2025
	Level 1	Level 3

Public warrants	29	-
Private warrants	-	2,655
Conversion component of convertible loans	-	282
Convertible loans measured whole at fair value		57,756
Total	29	60,693

The Company classifies its public warrants as Level 1 based on quoted market price in active markets.

The Company measures the fair value of private warrants by the Black-Scholes model, which are classified as Level 3.

As of December 31, 2025, and December 31, 2024, the Company did not have any instrument measures at fair value, which was classified as Level 2.

The Company measures the fair value of Conversion component of convertible loans and warrants by using Black-Scholes and Monte Carlo simulation models. All of those components are classified, as Level 3, due to the use of unobservable inputs.

The key inputs into the Black-Scholes models for the private warrants were as follows:

2024 Accredited Investors – Black and Scholes on warrants

December 31, 2025
Risk- free interest rate	3.48%
Expected term (years)	0.62-0.63
Expected volatility	135.88-136.37%
Exercise price	75,000-172,500
Underlying share price	5,820

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

The key inputs into the Black-Scholes or Monte Carlo simulation models for the Conversion component of convertible loans were as follows:

Shayna Loan Agreements - Black Scholes on warrants

December 31, 2025
Risk- free interest rate	3.67%
Expected term (years)	0.25
Expected volatility	135.70%
Exercise price	135,000
Underlying share price	5,820

Lind Agreement - Black Scholes on warrants

December 31, 2025
Risk- free interest rate	3.52%
Expected term (years)	2.65
Expected volatility	154.39%
Exercise price	75,000
Underlying share price	5,820

2024 Accreditor Investors Loan - Conversion component

December 31, 2025
Risk- free interest rate	3.750%
Expected term (years)	0.13
Expected volatility	145.74%
Underlying share price	5,820

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

March-November 2024 Notes - Black Scholes on warrants

December 31, 2025
Risk- free interest rate	3.65%
Expected term (years)	4.13
Expected volatility	154.81%
Exercise price	75,000
Underlying share price	5,820

Claymore Convertible Loan - Black Scholes on warrants

December 31, 2025
Risk- free interest rate	3.471-3.495%
Expected term (years)	1.06-2.31
Expected volatility	144.30-157.00%
Exercise price	21,430-75,000
Underlying share price	5,820

Claymore Convertible Loan - Black Scholes - Conversion component

December 31, 2025
Risk- free interest rate	3.50-3.84%
Expected term (years)	0.63-5.00
Expected volatility	136.07-157.88%
Exercise price	15,000-75,000
Underlying share price	5,820

Claymore Convertible Loan - Monte Carlo - Conversion component

December 31, 2025
Risk- free interest rate	3.48%
Expected term (years)	1-1.06
Expected volatility	152-156%
Underlying share price	5,820

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

JJ Astor Convertible Loan - Black Scholes on warrants

December 31, 2025
Risk- free interest rate	3.64-3.68%
Expected term (years)	4-4.41
Expected volatility	154.81%
Exercise price	37,050-127,490
Underlying share price	5,820

Julestar - Black Scholes on warrants

December 31, 2025
Risk-free interest rate	3.649%-3.671%
Expected term (years)	4.1-4.35
Expected volatility	154.81%
Exercise price	15,000-28,500
Underlying share price	5,820

Canadian warrants - Black Scholes on warrants

December 31, 2025
Risk-free interest rate	3.480%-3.990%
Expected term (years)	1.03-1.5
Expected volatility	149.93%-156.67%
Exercise price	120,000
Underlying share price	5,820-42,000

Monte Carlo Simulations – convertible loan valuations measured whole at fair value:

Claymore December 2024 and January 2025

December 31, 2025
Risk-free interest rate	3.48%
Expected term (years)	1.00-1.06
Expected volatility	151.86%-155.80%
Exercise price	75,000-643,200
Underlying share price	5,820

Seven Knots

August 20, 2025 – December 31, 2025
Risk-free interest rate	3.47%-3.90%
Expected term (years)	1.00-2.00
Expected volatility	146.13%-159.66%
Exercise price	7,500-45,000
Underlying share price	5,820-37,498

Make-Whole

December 31, 2025
Risk-free interest rate	3.47%
Expected term (years)	2.00
Expected volatility	147.45%
Exercise price	15,000-43,200
Underlying share price	5,820

Keystone

August 27, 2025 – December 31, 2025
Risk-free interest rate	3.41%-3.59%
Expected term (years)	1.00-3.00
Expected volatility	143.89%-159.89%
Exercise price	6,900-54,000
Underlying share price	5,820-32,848

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	FINANCIAL LIABILITIES (Cont.)

ELOC

December 31, 2025
Risk-free interest rate	3.50%
Expected term (years)	0.91
Expected volatility	145.10%
Exercise price	7,400
Underlying share price	5,820

March-November 2024 Notes

December 31, 2025
Risk-free interest rate	3.75%
Expected term (years)	0.13
Expected volatility	145.74%
Exercise price	75,000
Underlying share price	5,820

JJ Astor convertible loan

August 4, 2025 – December 31, 2025
Risk-free interest rate	3.67%-4.05%
Expected term (years)	0.25-0.66
Expected volatility	135.39%-168.21%
Underlying share price	5,820-35,848

Rodman & Renshaw August warrants 31.12.25 - Monte Carlo on warrants

December 31, 2025
Risk-free interest rate	3.52%
Expected term (years)	2.66
Expected volatility	154.32%
Exercise price	6,900-54,000
Underlying share price	5,820

The following table presents the changes in the fair value of liabilities:

	Public Warrants	Private Warrants	Conversion Component	Convertible loan measured whole at fair value	Total

Fair value as of December 31, 2024	$583	$13,301	$5,141	-	$19,025
Issuance of conversion component related to the convertible loans	-	-	$2,909	-	$2,909
Issuance of warrants related to the convertible loans	-	$17,717	-	-	$17,717
Exercise of warrants	-	$(5,561)	-	-	$(5,561)
Classification of warrant liability to equity	-	$(10,529)	-	-	$(10,529)
Conversion of convertible loans into ordinary shares	-	-	$(6,297)	$(14,572)	$(20,869)
Issuance of Convertible loan measured whole at fair value	-	-	-	$44,960	$44,960
Change in fair value	$(556)	$(13,311)	$(1,811)	$24,981	$9,303
Adjustments arising from translating financial statements from functional currency to presentation currency	2	$1,038	$340	$2,387	$3,767
Balance as of December 31, 2025	$29	$2,655	$282	$57,756	$60,722

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 –	FINANCIAL INSTRUMENTS

a.	Financial assets:

Financial assets at amortized cost:

	December 31,
	2025	2024
	USD in thousands
Trade receivable and other assets	13,659	14,789
Restricted cash and bank deposit	681	388
Total current assets	14,340	15,177
Long-term deposit	216	165
Total non-current assets	216	165

b.	Other financial liabilities:

Other financial liabilities at amortized cost:
Short-term loans (1)	13,983	13,534
Convertible loans	1,626	24,763
Trade payables	9,825	8,200
Other accounts payable	43,168	39,474
Liabilities for government grants	557	442
Total other financial liabilities at amortized cost	69,159	86,413

Total current liabilities	68,890	86,240
Total non-current liabilities	269	173

(1)	The interest rate is Prime (Bank of Israel intrabank plus 1.5%) + 0.7%-4.85%.

c.	Financial risk management objectives and policies:

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

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks. All risk management activities are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken by its employees.

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

Though the Group operates internationally, its operations are primarily located in Israel and the majority of its expenses are denominated NIS. It is therefore exposed to exchange rate risk arising from exposure to various foreign currencies, mainly the USD and the Euro. Exchange rate risk arises from future commercial contracts, recognized assets and liabilities that are denominated in a foreign currency other than the functional currency and net investments in foreign operations.

In addition, the Company’s financial results are reported in USD, and changes in the exchange rate between the USD and local currencies in those countries in which the Company operates (primarily the NIS) may affect the results of its operations. The USD cost of the Company’s operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

2)	Credit risk:

As of December 31, 2025, cash and cash equivalents amounted to $1,763 thousand. The entire cash and cash equivalents are invested with high quality financial institutions. The Company and its subsidiaries monitor customer debts on an ongoing basis and include specific allowances for doubtful accounts which adequately reflect the loss inherent in debts whose collection is doubtful as per the estimate of the Company and the subsidiaries.

3)	Liquidity risk:

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and loans (see also Note 1c).

4)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities with floating interest. This risk is of primary focus to the Company given its current dependency on debt financing and the ability to obtain future debt financing. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans (see also note 1c).

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

	Year ended December 31,
	2025	2024
	USD in thousands

Expenses in respect of defined contribution plans	1,641	1,632

b.	Defined benefit plans:

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amount in central severance pay funds or accrue for such provision (when the deposits are not made on time) in qualifying insurance policies.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

c.	Changes in the defined benefit obligation and fair value of plan assets

2025

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2025	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2025
	USD in thousands
Defined benefit obligation	2,876	101	138	-	239	(899)	-	-	27	(58)	(32)	(692)	-	-	2,539
Fair value of plan assets	(2,225)	-	(109)	31	(79)	623	(14)	-	-	-	(14)	(423)	(107)	-	(2,085)

Net defined benefit liability (asset)	651	101	29	31	160	(277)	(14)	-	27	(58)	(46)	269	(107)	-	454

2024

	Expenses recognized in profit or loss							Gain (loss) from remeasurement in other comprehensive income					Contributions
	Balance as of January 1, 2024	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Return on plan assets (excluding amounts included in net interest expenses)	Actuarial gain (loss) arising from changes in demographic assumptions	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	by employer	by plan’s participants	Balance as of December 31, 2024
	USD in thousands
Defined benefit obligation	3,135	126	150	-	276	(537)	-	-	(13)	36	23	(21)	-	-	2,876
Fair value of plan assets	(2,266)	-	(108)	28	(80)	424	(191)	-	-	-	(191)	13	(125)	-	(2,225)

Net defined benefit liability (asset)	869	126	42	28	196	(113)	(191)	-	(13)	36	(168)	(8)	(125)	-	651

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	NET EMPLOYEE DEFINED BENEFIT LIABILITIES (Cont.)

d.	The principal assumptions underlying the defined benefit plans:

	2025	2024
	%

Discount rate (1)	4.75-4.8	5.32
Expected rate of salary increase	2.5	3.18

(1)	The discount rate is based on high-quality CPI-linked corporate bonds.

e.	Amount, timing and uncertainty of future cash flows:

Change in defined benefit obligation
USD in thousands
December 31, 2025

Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:
1% salary increase	(175)
1% salary decrease	138

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:
1% increase in discount rate	145
1% decrease in discount rate	(183)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY

a.	Composition of share capital:

	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares in thousands
Ordinary shares with no par value	66,667	2	6,667	0.23

Effective March 28, 2025, the Company’s shares were reverse split in a ratio of 1:10. Effective January 14, 2026, the Company’s shares were reverse split in a ratio of 1:15. Effective March 31, 2026, the Company’s shares were reverse split in a ratio of 1:50. Effective June 5, 2026, the Company’s shares were reverse split in a ratio of 1:20. As a result, all ordinary shares, options for shares, warrants to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

b.	Movement in share capital:

i.	Issued and outstanding share capital:

Number of shares of no par value
in thousands

Balance as of January 1, 2025	0.23
Issuance of shares	1.77
Exercise of options and warrants	-

Balance as of December 31, 2025	2

ii.	Shares issued:

1.	AGP During January and February 2025, AGP converted an aggregated amount of $500 thousand into 6 ordinary shares pursuant to the terms of the Amended Note described in Note 3(1).

2.	2023-2024 Accredited Investor

During March 2025, certain Accredit Investors converted an aggregated amount of $550 thousand into 3 ordinary shares, pursuant to the Accredit Investor Notes described in Note 3(2). In February 2025, the 2023–2024 accredited investor group received a benefit consisting of 17 warrants and 8 ordinary shares as a result of early conversions of their convertible loans.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY (Cont.)

3.	Lind

During February 2025, Lind exercised Lind Warrants using the cashless exercise formula to purchase 24 ordinary shares at an exercise price of $60,000, pursuant to the Lind SPA described in Note 3(b).

4.	Claymore

During 2025, Claymore investors converted an aggregated amount of $10,524 thousand into 273 ordinary shares.

Pursuant to a settlement agreement between the Company and two of its creditors, pursuant to which Claymore undertook to settle outstanding debt on behalf of the Company, Claymore converted an aggregate amount of $13,414 thousand into 288 ordinary shares and converted prefunded warrants into 7 ordinary shares.

5.	Creditor Settlement Agreement

Pursuant to a debt settlement agreement with one of BlackSwan’s investors and creditors, a convertible loan in the principal amount of $1.54 million and 41 warrants were converted and exercised, respectively into 61 ordinary shares of the Company.

6.

Consulting Agreement

During 2025, consultants were issued an aggregate of 170 ordinary shares, pursuant to consulting agreements. Expenses in the aggregate amount of $2,877 thousand were recorded under sales and marketing expenses.

7.

Prefunded Warrants

As part of the Company’s debt settlements with two of its creditors, in which Claymore participated, and in connection with both convertible and non-convertible loans provided by Claymore during the first half of 2025, Claymore received 234 prefunded warrants, out of which 176 were exercised for ordinary shares.

During 2025, the March-November 2024 Investor converted 63 prefunded warrants into 63 ordinary shares.

8.	March-November 2024 Investor and Seven Knots During 2025, the March-November 2024 Investor converted $1,500 thousand of convertible loan principal into 33 shares.

9.	Exchange note During 2025, the exchange note investors converted $6,662 thousand of convertible loan principal into 361 shares.

10.	August 2025 SPA During 2025, the August 2025 SPA investors converted $1,500 thousand of convertible loan principal into 100 shares.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY (Cont.)

11.

Share-based compensation to key management

During 2025, members of the Company’s key management received an aggregate of 33 ordinary shares, as part of their compensation. Expenses in the amount of $2,953 thousand were recorded under general and administrative and research and development expenses.

12.	Conversion of loans

During 2025, investor loans in the amount of $275 thousand was converted into ordinary shares.

13.	Oozi Cats Subscription Agreement

During 2025, Oozi Cats received 33 ordinary shares at a purchase price of $45,000 per share for a total consideration of $1,500 thousand, pursuant to the terms of the subscription agreement.

14.	ELOC

As of December 31, 2025, an amount of $1,600,000 under the ELOC loan was converted into 107 shares.

15.	JJ Astor

As of December 31, 2025, JJ Astor converted a principal amount of $2,165,497 under the December 2024 convertible note into 98 ordinary shares.

16.	Reclassification of warrants from liability to equity

In February 2025, the terms of the warrants previously issued to the March-November 2024 Investor in connection with four investment tranches completed during 2024 were amended. Pursuant to the amendment, the exercise price of all such warrants, which are exercisable for an aggregate of 86 ordinary shares, was modified to a unified exercise price of NIS 266,550 per share, and the cashless exercise feature was removed. As a result of the amendment, the warrants were reclassified from liabilities to equity. As of the date of reclassification, the fair value of the warrants was $10,529 thousand. For additional information, see Note 3.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	EQUITY (Cont.)

c.	Treasury shares - Company shares held by the Company:

The interests of the Company in the Company’s shares are as follows:

	December 31,
	2025	2024
	%

% of issued and outstanding share capital	0.05	0.24

d.	Capital management in the Company:

The Company’s capital management objectives are:

1.	To preserve the Group’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group’s business activity.

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

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees and officers is shown in the following table:

	Year ended December 31,
	2025	2024	2023
	USD in thousands

Equity-settled share-based payment plans	3,189	2,070	7,115

b.	Grants of options to employees and interested parties:

As part of the business combination agreement described in Note 1b above, on June 21, 2021, the Company granted 11 share options to senior officers, employees and consultants of the Company and to an investment bank assisting the transaction.

c.	2021 Employee Stock Option Plan:

The Company has authorized through its 2021 Employee Stock Option Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees. As of December 31, 2025, there were 13,559 ordinary shares reserved and available for issuance under the Plan (after adjustment for the 1:15 reverse split effected on January 15, 2026, the 1:50 reverse split effected on April 20, 2026 and the 1:20 reverse split effected on June 5, 2026). The options granted generally have a four-year vesting period and expire ten years after the date of the grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

d.	Movement of share options during the year:

The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Share options outstanding at beginning of year	-	426,000	2	1,506,000
Share options granted during the year	-	-	-	-
Share options exercised during the year	-	-	-	7,500
Share options forfeited during the year	-	-	-	6,000
Share options expired during the year	-	1,205,000	-	2,476,500

Share options outstanding at end of year	-	933,532	-	426,000

Share options exercisable at end of year	-	1	-	378,000

Each option is exercisable into one ordinary share of no par value.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	SHARE-BASED PAYMENT (Cont.)

A summary of the status of RSUs under the Plan as of December 31, 2025 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year*	1
Granted	451
Vested	(12)
Forfeited and cancelled	(9)

Outstanding at end of year	431

*	This includes shares granted with performance obligations which were not fulfilled as of December 31, 2025.

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2025, 2024 and 2023, was comprised as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	-	-	35
Research and development expenses	163	(11)	3,010
Sales and marketing expenses	85	(32)	211
General and administrative expenses	2,941	2,113	3,859

Total share-based payment	3,189	2,070	7,115

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES

Legal Proceedings

From time to time, the Company is and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees and directors, as well as governmental and other regulatory investigations and proceedings.

There is no pending litigation or proceeding against any of the Company’s officers or directors as to which indemnification is currently being sought, and, except as described below, the Company is not aware of any pending or threatened litigation, the outcome of which, the Company believes, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Set forth below is a brief summary of the material litigation and other proceedings the Company is currently facing:

1.	Insurance reimbursement claim – In May 2018, Rotem Amfert Negev Ltd. filed an insurance reimbursement claim against the Company and approximately 15 other defendants in the Tel Aviv District Court for damages caused by a fire at plaintiff’s factory. The plaintiff filed evidence on November 24, 2025 and the Company filed its evidence on June 30, 2026. A mediation procedure was approved by the parties and was scheduled for July 14, 2026 and July 30, 2026.

At this stage, based on the assessment of legal counsel, no provision was recorded in respect of this claim.

2.	Contract Tender Litigation – In March 2022, a motion to certify a class action was filed against the Company in connection with the alleged delayed disclosure of the cancellation of a contract tender. Following various procedural developments, including mediation attempts that did not result in a settlement, on February 18, 2026, the court partially granted the motion for certification with respect to certain allegations while dismissing the majority of the claims. On April 19, 2026, the plaintiff filed an amended statement of claim seeking damages of approximately NIS 5.4 million (approximately $1.69 million). On May 28, 2026, the Company filed a motion seeking reconsideration of the partial class action certification and the plaintiff filed its response on July 1, 2026. A hearing on this motion is scheduled for November 4, 2026.

As of the date of this Annual Report, a provision in the amount of $784 thousand was recorded by the Company.

3.	PIPE Financing Litigation – In March 2023, a motion for class action certification was filed against the Company and other respondents, alleging misleading disclosures regarding irrevocable investment commitments in connection with the PIPE Financing. The applicant seeks to represent shareholders who purchased the Company’s ordinary shares between March 2022 and February 23, 2023, claiming aggregate damages exceeding NIS 2.5 million. The proceedings remain at the class certification stage. During 2024, certain respondents and claims were dismissed or withdrawn following the Court’s recommendations. During 2025 and 2026, the parties continued with evidentiary and pre-trial proceedings, including discovery-related motions. As of the date of this Annual Report, the certification motion remains pending, and the litigation is ongoing.

At this stage, it is not possible to assess the prospects of the certification motion being granted.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

4.

Y.H. Lahav Financial Advisors – On June 4, 2024, Y.H. Lahav Financial Advisors filed claims with the Tel Aviv District Court against BlackSwan Technologies, Inc. and Cognitive Systems Ltd., which subsequently became subsidiaries of the Company, and directors thereof. The claims allege breaches of a loan agreement and seek damages totaling approximately $2 million. On July 3, 2025, the parties filed a joint motion to suspend proceedings in order to transfer the case to mediation. However, as the mediation failed, court proceedings resumed. On March 19, 2026, the plaintiff filed an ex parte motion to impose attachments against the individual defendants (not BlackSwan and the Company) and the motion was partially approved with regards to some individual defendants on May 19, 2026. On May 25, 2026, the court approved a motion by the plaintiff to amend the statement of claim and add the Company as a party to the proceedings. The Company is required to file its statement of defense by July 25, 2026.

Based on the assessment of legal counsel, no provision was recognized in the financial statements in accordance with IAS 37, as a liability was already recorded as a loan.

5.	Tufin – Tufin Software Technologies Ltd. (“Tufin”) filed a claim in the Tel Aviv Magistrates Court against Comsec Ltd. (a Company subsidiary) and the Company for NIS 1,891,799 in unpaid debt. While settlement discussions were ongoing, on September 4, 2024, Tufin filed a motion for judgment on grounds that the respondents had not submitted their defense. The Company is currently in discussions with Tufin to make a payment schedule and settle this matter outside of court.

6.	The Phoenix Insurance Company Ltd. v. Hub TLV – On February 20, 2025, a claim was filed against Hub Cyber Security TLV Ltd. (“HUB TLV”) for NIS 165,496 in unpaid social benefits for employees insured by the Phoenix Insurance Company Ltd. The payments were subsequently made, and the claim was dismissed on January 31, 2026.

7.	Fortinet – Fortinet Inc. (the “Seller”), which sold software products to a Company affiliate (the “Affiliate”), sued the Company in October 2025 to enforce a February 2023 guaranty. The Seller alleges that the Company unconditionally and irrevocably guaranteed full and prompt payment of all the Affiliate’s unpaid obligations and agreed to indemnify the Seller for enforcement costs. The Seller alleges the Affiliate is in default on more than $3 million in invoices due between February 13 and May 1, 2023, and that the Company is liable for these unpaid invoices. The parties have agreed to extend the deadline for the Company to answer the complaint while discussing potential settlement.

The full amount of the claim, including the interest component, has been recorded in the Company’s financial statements under trade payables and other payables.

8.	Tandu – On November 27, 2025, Tandu Technologies and Security Systems Ltd. filed a claim against Hub TLV for NIS 3,957,254, alleging breach of contract by the Company. As the claim concerns the Company and not HUB TLV, Hub TLV filed a motion to dismiss on January 11, 2026. On January 19, 2026, the parties agreed that the claim would be amended with the Company reserving all rights under the motion to dismiss, and the court approved this understanding on January 21, 2026. On February 11, 2026, Tandu filed the amended claim. The Company filed its statement of defense on June 14, 2026, arguing that the claim should be dismissed in its entirety, as it directly contradicts the contractual understandings between the parties.

At this preliminary stage, based on the assessment of legal counsel, no provision was recorded in respect of this claim.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

9.	Class Action Suit – This case consolidates into one securities class action the complaints filed in the cases styled Efrat Investments LLC et al. v. Hub Cyber Security Ltd., and Green v. Hub Cyber Security Ltd. f/k/a Hub Cyber Security (Israel) Ltd., et al. This action names the Company and current and former officers and directors of the Company (including Eyal Moshe, Hugo Goldman, Uzi Moscovich, Zeev Zell, Moshe Raines, Manish Agarwal, and Moti Franko, “Individual Defendants”) as defendants (collectively, “Class Action Defendants”). Certain shareholders — individuals and entities that purchased or otherwise acquired Company securities pursuant to and/or traceable to the offering materials issued in connection with the Business Combination — have alleged that the Class Action Defendants made material misstatements and omissions in the offering materials issued in connection with the Business Combination. The shareholders have alleged that the offering materials incorrectly stated that Hub Cyber Security (Israel) Ltd. had secured a committed financing arrangement, contained material misstatements and omissions concerning the Company’s internal controls and misuse of Company funds, and contained materially misleading information concerning the Company’s product. The shareholders seek damages from the Class Action Defendants and/or tender their shares to Class Action Defendants for recovery of the consideration paid therefor. The Company is defending itself vigorously and has moved to dismiss the action on the grounds that the shareholders lack standing to sue and have failed to make a claim against the Company. The motion to dismiss was partially granted by the Court and while some claims were dismissed, the bulk of plaintiff’s allegations have survived and so the case has moved forward into discovery.

The parties entered mediation on September 3, 2025. Following the mediation, the parties reached an agreement in principle to resolve the class action in an amount of $11,000 thousand. The settlement represents a full and final resolution of the claims asserted in the class action without any admission of liability by the Company or the Individual Defendants. The settlement remains subject to court approval and related administrative processes, after which the funds will be distributed to eligible class members in accordance with a court-approved plan of allocation. The parties signed a Term Sheet on October 9, 2025, and thereafter notified the court of the settlement.

On December 9, 2025, the shareholders filed a motion for (i) preliminary approval of the class action settlement, (ii) certification of the settlement class, and (iii) approval of notice to the settlement class, together with the Stipulation and Agreement of Settlement (the “Settlement”). On December 10, 2025, the court granted the motion and preliminarily approved the Settlement as fair and reasonable. At a hearing held on June 29, 2026, the court indicated that the settlement will be approved, but asked Plaintiffs’ counsel to provide supplemental information regarding the breakdown/division of fees between the Plaintiffs’ law firms. The Company anticipates that the Court will formally approve the settlement thereafter. As of the date of this Annual Report, a provision in the amount of $11,000 thousand was recorded by the Company.

10.	Former employees have filed the following claims:

(a)	On April 2, 2025, a former employee of Blackswan Germany filed a claim for protection against unfair dismissal before the Labor Court of Giessen, Germany, arguing that the termination notice is invalid, and claimed EUR 116,883 in damages for various employment matters. A default judgment was issued against BlackSwan Germany on June 30, 2025, following non-appearance, and the subsidiary filed a timely objection on August 12, 2025. On September 10, 2025, Blackswan issued another termination notice. On March 3, 2026, Blackswan Germany notified the court about the commencement of insolvency proceedings. By notice dated March 3, 2026, the court suspended proceedings without setting a new hearing date for the duration of insolvency proceedings. The plaintiff has sought provisional enforcement of the default judgment and obtained a garnishment and transfer order directed at one of the Company’s clients.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

In separate proceedings regarding the same former employee before the Labor Court of Giessen, a partial default judgment was issued on December 2, 2024, followed by a final default judgment on March 12, 2025, both final and binding. Blackswan was ordered to pay salary claims for June 2023 through November 2024 in the amount of EUR 225,000, plus interest on EUR 12,500 per month from the respective due dates. The plaintiff was also granted health insurance contributions for December 2022 through November 2024 in the amount of EUR 24,934, plus interest. The plaintiff has enforced these claims by obtaining a garnishment and transfer order directed at one of the Company’s clients. Blackswan is examining options to challenge or defend against the enforcement measures.

At this preliminary stage, based on the assessment of legal counsel, the Company is unable to assess the chances of these lawsuits being successful or assess the actual exposure to the Company.

(b)	On April 19, 2025, another former employee of Blackswan Germany filed a claim for protection against unfair dismissal before the Labor Court of Mönchengladbach, Germany, arguing that the termination notice is invalid. A hearing took place on January 19, 2026. The court largely dismissed the claim; Blackswan was solely ordered to provide the claimant with a qualified interim reference covering the nature and duration of employment as well as performance and conduct, and to issue an electronic copy of the wage tax certificate for calendar year 2024. However, due to the opening of insolvency proceedings over Blackswan Germany’s assets, the judgment will not become final for the time being. Blackswan informed the court about the insolvency proceedings on March 23, 2026.

In separate proceedings regarding the same employee before the Labor Court of Mönchengladbach, a partial default judgment was issued on December 12, 2024, followed by a further partial default and final judgment on February 25, 2025, both final and binding. The former employee asserted salary claims for June 2023 through November 2024 in the amount of EUR 280,857, plus interest on EUR 15,603 per month from the respective due dates. The plaintiff was also awarded health insurance contributions for June 2023 through November 2024 in the amount of EUR 8,097, plus interest on EUR 450 per month accruing from the respective due dates. The plaintiff has enforced these claims by obtaining a garnishment and transfer order directed at one of the Company’s clients. Blackswan is examining options to challenge or defend against the enforcement measures.

At this preliminary stage, based on the assessment of legal counsel, the Company is unable to assess the chances of these lawsuits being successful or assess the actual exposure to the Company.

(c)	Two former employees of affiliates of the Company, QPoint Technologies Ltd (“QPoint”) and Sensecom Consulting and Projects Management Ltd. (“Sensecom”), filed a claim against QPoint, Sensecom and against the Company on May 18, 2026, in the total amount of NIS 1,105,978, alleging they are entitled to payments for bonuses and for redemption of vacation days. The Company is currently studying the claim. At this stage, it is not possible to assess the chances of success for this claim or the actual exposure to the Company.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

11.	Following the findings of the internal investigation of the Company’s Special Committee in 2023, the Company filed claims against two former employees, which were settled in one agreement:

(a)	In June 2023 and February 2024, the Company initiated legal proceedings in the Tel Aviv Labor Court against its former Chief of Staff and VP of Human Resources, Ms. Ayelet Bitan, seeking a declaratory judgment for the recovery of accrued severance funds. In July 2024, the defendant filed a counterclaim seeking approximately NIS 1.27 million, alleging unlawful termination, gender discrimination, and workplace bullying. The counterclaim includes demands for the release of severance funds, six months’ notice pay, and various compensatory damages for reputational harm and bad faith dismissal. The Company filed its statement of defense in November 2024, disputing the merits of all allegations.

(b)	On November 11, 2023, the Company filed a claim in the Tel Aviv Labor Court against Mr. Eyal Moshe, a former CEO of the Company, seeking a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the Court to consolidate the claims against Mr. Moshe and Ms. Bitan.

On September 7, 2025, the parties to both of the foregoing claims entered into a settlement agreement, which was approved by the Court. According to the settlement, as consideration for each party’s release of all claims and without the Company admitting to any of Ms. Bitan’s or Mr. Moshe’s allegations or agreeing to any of their demands, the Company (a) released all funds deposited by the Company on behalf of the former employees, including but not limited to severance pay contributions and (b) paid Ms. Bitan, in lieu of notice and as a supplement to severance pay, a retirement grant in the amount of NIS 250,000, payable in three equal monthly installments commencing on November 10, 2025. The Company recorded a provision in the amount of the settlement.

12.	Israel Securities Authority and Israel Tax Authority Investigation – In September 2024, the Israel Securities Authority and Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related to the subject matter of the Internal Investigation. In addition, in April 2025, investigators from the Israeli Tax Authority visited the offices of the Company. To the Company’s best knowledge, said visit related to developments in the investigation related to the actions of a former Financial Controller of the Company, which were also addressed in the Internal Investigation conducted by the Company. According to a letter provided to the Company in January 2026 by the Israel Securities Authority, the investigation has been concluded and the investigation file has been transferred to the Tel Aviv District Attorney’s Office (Taxation and Economic Crimes) for resolution.

13.	The law firm of Amit Pollak Matalon filed a claim on April 23, 2025, for NIS 441,624 in unpaid legal fees for services to BlackSwan Technologies, Inc. On July 21, 2025, the court approved a settlement requiring the Company to pay NIS 461,624 (including expenses) to dismiss the claim, which has been paid. The Company has recognized a provision in its financial statements in respect of this matter.

14.	A claim was filed against BlackSwan Technologies, Inc. by 8 Allocate OU in a U.S. court on April 4, 2024, for $178,738. The case resulted in a default judgment of $148,348 on January 29, 2024. On November 10, 2025, the plaintiff sought court permission to file subpoenas and restraining notices against the Company and its affiliates to compel production of documents or assets belonging to BlackSwan, which would be used to satisfy the judgment. On November 28, 2025, a lien was placed on the bank account of a Company subsidiary. On December 10, 2025, the Company paid the judgment in full and the lien was released.

15.	Yuval Lev – On February 8, 2023, Mr. Yuval Lev filed a motion in the Tel Aviv District Court seeking discovery as a preliminary proceeding prior to submitting a motion to certify a derivative action. The motion focused on the release of Clover Wolf Capital from the PIPE investment that had been expected to close concurrently with the Business Combination Agreement in February 2023, and includes allegations regarding A-Labs, which held a significant stake in the Company and entered into a voting agreement with other shareholders (allegedly forming a control group), and that one investor acted as the Company’s investment banker, while one of its shareholders and managers serves as a director and chief executive officer of the Company. The motion alleged that these actions demonstrate a breach of the duties of care and loyalty imposed on the Company’s officers and directors, as well as an alleged basis for pursuing legal action against third parties. On January 26, 2026, a pre-trial hearing was held, and the court instructed the parties to confer regarding certain sections of the motion for discovery of documents and to update the court on their discussions. The deadline to update the court has been extended until August 2, 2026.

16.	On August 11, 2023, the Kaufbeuren Tax Office filed a petition to open insolvency proceedings against BlackSwan Technologies GmbH (“BlackSwan Germany”) on the grounds of outstanding tax arrears. On October 6, 2023, AOK Bayern, Kaufbeuren, filed a similar petition to commence insolvency proceedings against BlackSwan Germany on the grounds of outstanding social security contributions. By order dated November 17, 2025, the Local Court of Kempten rejected insolvency proceedings for insufficiency of assets and ordered the dissolution of BlackSwan Germany. This order was published in the Commercial Register in December 2025, and the Commercial Register notified the intended compulsory deletion of BlackSwan Germany by letter dated February 5, 2026. BlackSwan Germany appealed, and the appeal was approved by the insolvency court on February 24, 2026. The compulsory deletion of BlackSwan Germany was averted and regular insolvency proceedings were commenced, which can be concluded by settling outstanding liabilities, thereby restoring BlackSwan Germany to regular standing (option 1) or by all creditors registering their claims with the insolvency table and the company being liquidated after the completion of the insolvency proceedings (option 2). As no direct or indirect liquidity injection from the Company’s shareholders is expected, option 2 will be pursued.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INVESTMENTS IN SUBSIDIARIES

a.	Investment in ALD Software:

On December 28, 2007, the Company entered into an agreement with ALD Software whereby on January 1, 2008, the Company transferred and sold to ALD Software the software department operation. The Company holds 98.63% of ALD Software.

b.	Investment in QPoint:

On July 1, 2010, the Company completed the acquisition of 46.52% of the issued and outstanding shares of QPoint. In April 2024, the Company acquired the remaining shares of QPoint and now holds 100% of QPoint.

The Company and QPoint are party to a services agreement, pursuant to which the Company provides QPoint with various services such as comprehensive accounting, marketing, management, administration and office maintenance, in consideration for a management fee of 3% of QPoint’s annual turnover. This agreement remains in effect as long as the Company holds 25% of QPoint’s share capital.

On April 3, 2024 the Company acquired the shares of QPoint that it did not yet own at that time, constituting 53.5% of QPoint’s outstanding shares for NIS 25,000,000 in cash. Following this acquisition, the Company holds 100% of QPoint.

d.	Comsec Vendor Settlement

In 2024, Comsec and the Company entered into a settlement agreement with a vendor, whose debt was also covered by a guarantee by the Company, pursuant to which the vendor received an amount of NIS 13,656 thousand.

e.	BlackSwan Merger:

On January 27, 2025, the Company completed an Agreement and Plan of Merger with BST, pursuant to which BST merged with and into a wholly-owned subsidiary of the Company.

As of December 31, 2025, the Company completed the sale of four BST subsidiaries located in Sri Lanka, Poland, Israel, and the United Kingdom, which were previously classified as held for sale in accordance with IFRS 5.

As of December 31, 2025, the Company recorded a full impairment loss on the technology asset acquired in the BST acquisition. See Note 11.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

	Year ended December 31,
	2025	2024	2023
	USD in thousands

a. Cost of revenue:
Salaries and related expenses	21,850	19,790	28,098
Subcontractors and consultants	2,942	3,879	8,359
Depreciation, amortization and impairment	-	-	4,757
Material	-	48	-
Impairment expenses	-	-	-
Other	1,580	798	693
	26,372	24,515	41,907

b. Research and development expenses, net:

Salaries and related expenses	2,329	1,994	6,879
Other	416	8	298

	2,745	2,002	7,177
Less – government grants	-		(1,291)
	2,745	2,002	5,886

c. Sales and marketing expenses:

Salaries and related expenses	3,018	2,732	4,239
Advertising and public relations	6,132	54	236
Depreciation, amortization and impairment	919	1,030	6,026
Other	131	366	193
	10,200	4,182	10,694

d. General and administrative expenses:

Salaries and related expenses	8,950	6,369	8,409
Depreciation and amortization	1,224	1,111	1,463
Office Maintenance	715	1,600	1,392
Consulting	4,745	5,741	16,716
Professional services	1,879	5,799	3,486
Impairment expenses	43,554	572	10,643
Insurance	1,616	1,983	1,622
Other	4,041	1,730	5,441
	66,724	24,905	49,172

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

	Year ended December 31,
	2025	2024	2023
	USD in thousands
e. Other expenses, net:
Governmental grants income	-	(173)	(1,159)
Loss on disposal of assets	170	354	-
Gain from disposal of liabilities	(4,263)
ELOC	-	-	1,570
RNER listing expenses	-	-	12,312
	(4,094)	181	12,723

f. Finance income and expenses:
Finance income:

Gain from exchange rate differences	-	-	271
Changes in fair value of financial instruments	1,902	1,672	-
Interest income	325	548	213
	2,227	2,220	484
Finance expenses:
Loss from exchange rate differences	3,129	391	-
Bank fees	167	286	109
Changes in fair value of financial instruments	24,981	-	247
Interest expenses	20,971	11,909	6,838
	49,248	12,586	7,194

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	TAXES ON INCOME

A.	Tax rates applicable to the Group companies:

The Israeli corporate tax rate has been 23% since 2018.

A Company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

B.	Principal tax rates applicable to subsidiaries resident outside of Israel:

Company incorporated in the United States – Federal tax rate of 21%.

Company incorporated in the Netherland – The statutory corporate income tax rate in the Netherlands is 19% on annual taxable income of up to EUR 200 thousand and 25% on annual taxable income exceeding EUR 200 thousand.

C.	Final tax assessments:

The Company and its subsidiaries had tax assessments through the 2020 tax year, which are deemed final.

D.	Carry forward tax losses:

The Company has business losses that can be carried forward totaling approximately $243,547 thousand. The Company did not create deferred taxes in respect of these business losses and other temporary differences as it does not expect to generate taxable income in the foreseeable future.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	TAXES ON INCOME (Cont.)

E.	Deferred taxes:

Composition and movement in deferred taxes:

	In non-current liabilities (1)	In non-current assets (1)
	USD in thousands

Balance as of January 1, 2024	(1,575)	1,459

Charged to profit or loss	404	(368)
Adjustments arising from translating financial statements from functional currency to presentation currency	14	(13)

Balance as of December 31, 2024	(1,157)	1,078

Charged to profit or loss	1,170	(1,002)
Adjustments arising from translating financial statements from functional currency to presentation currency	(71)	75

Balance as of December 31, 2025	(60)	151

As shown on balance sheet:	(60)	151

(1)	The deferred taxes are computed at a tax rate of 23%.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	TAXES ON INCOME (Cont.)

F.	Taxes on income included in profit or loss:

	Year ended December 31,
	2025	2024	2023
	USD in thousands

Current taxes	195	276	210
Deferred taxes	(168)	(37)	(39)
Tax previous years	715	318	-
	743	557	171

G.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, is as follows:

	Year ended December 31,
	2025	2024	2023
	USD in thousands

Loss before taxes on income	(117,306)	(36,589)	(84,435)*

Statutory tax rate	23%	23%	23%

Tax computed at the statutory tax rate	(26,980)	(8,415)	(19,420)

Increase (decrease) in taxes on income resulting from the following factors:
Adjustment of deferred tax balances relating to prior years	(54)	(37)	-
Different tax rate applicable to foreign subsidiary	(44)	(4)	(2)
Utilization of carryforward losses for which no deferred taxes were computed in the past	-	(31)	(98)
Other losses and temporary differences for which no deferred taxes were computed	15,513	7,380	19,026
Non-deductible expenses for tax purposes	888	853	-
Non-deductible impairment of intangible	10,737	-	-
Tax previous years	702	318	-
Other, net	(19)	493	665

Taxes on income	743	557	171

*	Comparative figures including the discontinued operation results.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

a.	Balances with interested and related parties:

December 31, 2025

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	753	533
Loan	-	24	-

December 31, 2024

	For details see	Directors	Key management personnel
	Note	USD in thousands

Other accounts payable	15	725	33
Loan	-	66	-

BST Loan

The Company entered into a Loan and Security Agreement with BST, with an effective date of December 4, 2023 (the “BST Loan Agreement”), pursuant to which the Company was entitled to make cash advances to BST, at its sole discretion, until June 30, 2024, in an aggregate principal amount of up to $6,000,000.

The principal under the BST Loan Agreement accrues interest at a fixed rate per annum equal to 15% and is repayable on January 1, 2025, provided that BST has the right to prepay any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to 18%.

As security for BST’s obligations under the BST Loan Agreement, each of BST and its subsidiary, BlackSwan Technologies GmbH (“BST Germany”), granted the Company a first ranking fixed charge and pledge in all of the rights and interests of BST, BST Germany and their subsidiaries (i) under any agreements entered into by any of them following the effective date of the BST Loan Agreement and any rights to receive proceeds thereunder and (ii) in any intellectual property.

On January 27, 2025, BST became a wholly owned subsidiary of the Company. As a result, the loan is now an intercompany balance. While the original repayment terms remain in place, the arrangement no longer affects our consolidated liquidity position in the same way as an external loan would.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

b.	Salaries and benefits to interested and related parties: (4)

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses, net:
Salary and related benefits to CEO and director employed by the Company including cost of share-based payment (1)	1,247	592	132
Salary and related benefits of senior management and fees of directors not employed by the Company including cost of share-based payment	3,374	625	566
Salary and related benefits to former Interim CEO and former CEO including cost of share-based payment (2)	328	476	811
Salary and related benefits to the former Chief of Staff and Vice President of Human Resources including cost of share-based payment (3)	-	-	28
	4,949	1,693	1,537

(1)

Relates to the cost of employment of Mr. Noah Hershkovitz, a member of the Company’s Board of Directors from October 3, 2023 to March 31, 2026, and Chief Executive Officer of the Company from December 4, 2023, to March 31, 2026.

Mr. Hershcoviz holds 9.99% of one of the Company’s former service providers, A-Labs. Therefore, during his tenure as a member of the Board of Directors and as Chief Executive Officer, any decision regarding A-Labs transactions required special approval as a related party transaction. In addition, Mr. Hershcoviz also served as a director in BST and therefore decisions regarding BST prior to the BST merger also required special approval as a related party transaction.

(2)

Relates to the cost of compensation and employment of Mr. Uzi Moskowitz, a member of the Company’s Board of Directors and the Company’s Interim Chief Executive Officer from February 2, 2023 until December 4, 2023; also relates to Mr. Eyal Moshe, a former member of the Company’s Board of Directors and the Company’s chief executive officer until February 2, 2023, excluding any misappropriates expenses. Mr. Moshe’s employment with the Company was terminated for cause, effective July 24, 2023, in connection with these unauthorized expenses.

(3)	Relates to the cost of employment of Ms. Ayelet Bitan, former Chief of Staff and Vice President of Human Resources in the Company and the spouse of Mr. Eyal Moshe, excluding any allegedly misappropriated expenses as detailed in Note 22. Ms. Bitan resigned in February 2023.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

c.	Transactions with interested and related parties:

Year ended December 31, 2025

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	-	1,575	2,327	3,902
	-	1,575	2,327	3,902

Year ended December 31, 2024

	Controlling shareholder	Key management personnel	Other interested and related parties	Total
	USD in thousands

General and administrative expenses	-	1,068	625	1,693
	-	1,068	625	1,693

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS

a.	Business segments – chief reporting:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows.

1.	Product and Technology Segment – the Company develops and markets integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment. The Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services. The Company recently expanded its data security services into Trust Rails, the framework that allows institutions to enforce control, auditability, and compliance across interactions between systems.

2.	Professional Services Segment – the Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

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

Below is data relating to business segments:

	Year ended December 31, 2025
	Professional services	Products and technology	Unallocated	Total
	USD in thousands

Revenues from external customers	30,223	1,439	-	31,662

Total revenues	30,223	1,439	-	31,662

Segment results (operating loss)	(58,625)	(11,660)	-	(70,285)

Finance expenses, net				(47,021)

Loss before taxes on income				(117,306)

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS (Cont.)

	Year ended December 31, 2024
	Professional services	Products and technology	Unallocated	Total
	USD in thousands

Revenues from external customers	28,523	1,039	-	29,562

Total revenues	28,523	1,039	-	29,562

Segment results (operating loss)	(17,086)	(9,137)	-	(26,223)

Finance expenses, net				(10,366)

Loss before taxes on income				(36,589)

	Year ended December 31, 2023
	Professional services	Products and technology	Unallocated	Total
	USD in thousands

Revenues from external customers	41,589	1,068	-	42,657

Total revenues	41,589	1,068	-	42,657

Segment results (operating loss)	(30,690)	(33,153)	(13,882)	(77,725)

Finance expenses, net				(6,710)

Loss before taxes on income				(84,435)

b.	Geographical segments:

Below is revenue by country, based on customer location, geographical segments were not analyzed due to immateriality (most of the Company revenues and the carrying amounts of non-current assets are in the Company’s country of domicile (Israel)):

Year ended December 31, 2025

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	28,141	234	2,855	432	31,662

Main customers:

Year ended December 31, 2025
USD in thousands
Turnover with main customers (1):
Customer A	2,982
Customer B	2,189

5,171

(1)	Customers in the Professional Services segment.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	SEGMENTS (Cont.)

% of total sales

Customer A	9.42%
Customer B	6.91%
16.33%

Year ended December 31, 2024

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	27,808	699	1,055	-	29,562

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

1. Make-whole

Between November 2025 and January 2026, certain convertible note holders converted a portion of their notes at a conversion price of $50, which was higher than the applicable conversion price under the respective share purchase agreement, entitling those note holders to a cash payment (the “Alternate Conversion Floor Amount”). The Alternate Conversion Floor Amount was calculated based on the difference between the market value of the ordinary shares issuable pursuant to the applicable conversion price formula according to the terms of the applicable convertible note, and the market value of the ordinary shares actually issued at the conversion price of $50.

The Company and the note holders entered into exchange agreements in January and February 2026, pursuant to which, among other things, the Company and the note holders exchanged their existing notes for a new note with a principal amount equals to the full Alternate Conversion Floor Amount (the “Make-Whole Notes”). The Make-Whole Notes are substantially similar to their existing notes.

The total amounts converted under the foregoing conversion price limitation were $3,325, $3,788 and $2,500 thousand and the aggregate principal amounts issued under Make-Whole Notes were $771, $2,887 and $728 thousand under the Exchange Agreement, the August 2025 SPA and Commitment Note, respectively. In addition, the following principal amounts to be issued are $775 thousand under the Exchange Agreement.

2. ELOC

As of January 2026, the full amount of the ELOC loan from March 2025 was converted into 60 shares.

3. Exchange note

From January 1, 2026 until May 15, 2026, additional notes in the aggregate principal amount of $6,800 thousand have been exchanged under the Exchange Agreement for Amended Notes in the aggregate principal amount of $10,073 thousand.

On June 4, 2026, the Company and the March-November 2024 Investor entered into a Sixth Amendment to the Securities Purchase Agreement. Pursuant to this amendment, the Company issued a Secured Convertible Note (the “June 2026 Note”) in the original principal amount of $5,556,000 in exchange for a cash investment in the same amount. This investment followed sales of notes in multiple installments from the March-November 2024 Investor to Seven Knots, LLC pursuant to their Note Purchase and Assignment Agreement, dated August 20, 2025. Such agreement was amended on June 3, 2026 to accommodate additional note purchases from time to time up to an aggregate principal amount of $8,000,000. The June 2026 Note bears interest at 20% per annum, computed on a 360-day basis and including interest on interest. The Note is secured pari passu by the same Charged Assets that secure existing outstanding notes under the Securities Purchase Agreement. The outstanding principal and accrued interest are due and payable on the earlier of (i) June 11, 2026, or (ii) five business days following the closing of a sale by the Company of QPoint Technologies Ltd. Commencing June 11, 2026, the holder is entitled to demand repayment of all or a portion of the June 2026 Note upon two business days’ notice. The holder may convert any portion of the outstanding loan amount into Ordinary Shares at a price equal to the arithmetic average of the Closing Sale Prices of the Ordinary Shares for the five Trading Days prior to the conversion date, subject to a floor price of $0.71 per share. Conversion is subject to a beneficial ownership limitation of 4.99%. From June 3, 2026 to June 30, 2026, the Company raised aggregate proceeds of $4,706,304 in private placements from accredited investors in exchange for convertible notes in the aggregate principal amount of $5,882,880, representing a 20% original issue discount. The convertible notes were issued under the Exchange Agreement and have a maturity date of two years from their respective dates of issuance.

4. August 2025 Amended Note

In January and February 2026, additional notes in the aggregate principal amount of $4,687 thousand have been issued and a total amount of $3,750 thousand was received in cash during 2026.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	EVENTS AFTER THE REPORTING DATE (Cont.)

5. Consulting Agreements

In February 2026, the Company engaged a consultant to provide marketing and capital markets services and continued strategic support. In consideration, the Company issued 33 pre-funded warrants as equity-based compensation in lieu of cash. As of the date of this Annual Report, all pre-funded warrants were converted into ordinary shares.

In February 2026, the Company engaged a consultant to provide advisory services relating to mining and resource transactions in support of the Company’s strategic asset initiatives. Pursuant to the approved terms, the Company agreed to issue 100 ordinary shares upon execution of the engagement and an additional 100 ordinary shares upon successful completion of an applicable asset transaction.

6. Capital Markets and Strategic Advisory Agreement

In January 2026, the Company issued a convertible promissory note to Hybrid Financial Ltd. (“Hybrid”) to formalize and satisfy outstanding accounts payable obligations of $250,000 for prior investor relations and corporate marketing services rendered. The note, dated January 21, 2026, carries a principal face value of approximately $305,000, which reflects a 7% original issue discount. The note is non-interest bearing.

7. Legal proceedings

On February 27, 2026, DC Rainier SPV LLC, the former sponsor of Mount Rainier Acquisition Corp., commenced an action against the Company and A-Labs Finance & Advisory Ltd. in the Supreme Court of the State of New York, County of New York, alleging fraud and related claims in connection with the February 2023 de-SPAC merger between Mount Rainier Acquisition Corp. and the Company’s predecessor entity. The plaintiff alleges, among other things, that (i) the Company and A-Labs misrepresented the existence of approximately $50 million of purportedly “irrevocable” private investment in public equity (PIPE) financing commitments (including approximately $10 million purportedly committed by A-Labs itself) prior to the closing of the de-SPAC merger, none of which was funded, and (ii) the Company concealed misappropriation of Company funds by the Company’s former Chief Executive Officer and the misuse of Company credit cards by a former controller, as well as the existence of material weaknesses in the Company’s internal control over financial reporting for the years ended December 31, 2021, and 2022. The plaintiff seeks damages of not less than $5,080,027, plus interest, attorneys’ fees and costs. Plaintiff has filed a motion for default judgment, which the Company plans to oppose, asserting that service has not been properly made.

On May 26, 2026, a claim was filed against Hub Cyber Security TLV Ltd for NIS 242,762 in unpaid social benefits for its employees insured by Meitav Provident Funds and Pension Ltd. The Company has since paid these social benefits and is applying to the court to remove the claim.

On March 31, 2026, a claim was filed with the municipal court in Herzliya, Israel, in the amount of NIS 173,379 by a former service provider for fees it is allegedly entitled to for its assistance to the Company in human resources matters, At this stage, the Company is assessing the claim. There is a provision for the amount of this claim.

On June 30, 2026, a notice was received by the Company regarding a claim by a former service provider, by means of a fixed-sum claim procedure before the Israeli Enforcement and Collection Authority, in the amount of NIS 83,941. At this stage, the Company is assessing the claim. There is a provision for the amount of this claim.

8. CEO and Management Changes

On March 31, 2026, Noah Hershcoviz resigned from his position as Chief Executive Officer and a member of the Board of Directors, effective immediately. Renah Persofsky, the Company’s Chairperson of the Board, has taken on a greater role in HUB’s management while the Company seeks a replacement for Mr. Hershcoviz. During May and June of 2026, four more of the Company’s executive management departed: Shai Schiller (Head of Strategy), Nachman Geva (Chief Technology Officer), Paul Parisi (Chief Revenue Officer) and John Rogers (President of the Americas Region).

9. Julestar

In June 2026, the Company repaid $1.35 million to Julestar, in connection with the Julestar Loan Agreement dated February 4, 2025.

HUB CYBER SECURITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	EVENTS AFTER THE REPORTING DATE (Cont.)

10. Acquisition of Evofem Convertible Notes and Purchase Rights; Issuance of Securities

On June 26, 2026, the Company entered into securities purchase agreements (each, a “Purchase Agreement” and, collectively, the “Purchase Agreements”) with certain holders (each, a “Seller” and, collectively, the “Sellers”) of senior subordinated convertible notes (the “Evofem Notes”) of Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), and of certain purchase rights to acquire securities of Evofem (the “Purchase Rights”). Pursuant to the Purchase Agreements, the Company agreed to purchase from the Sellers all of their respective Evofem Notes and Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of the Company as described below.

The Evofem Notes acquired by the Company consist of Evofem’s senior subordinated convertible notes governed by a common form of note (the “SSN Notes” and the “Aditxt Notes”), comprising the exchanged senior subordinated convertible notes originally issued between December 2022 and September 2023 and restructured effective December 1, 2023 (maturing December 1, 2026), together with senior subordinated convertible notes issued in the same form maturing April 8, 2028 and June 26, 2028. The Evofem Notes are junior subordinated obligations of Evofem (subordinated in right of cash payment to Evofem’s senior secured notes and other senior debt obligations of Evofem), bear interest at 8% per annum compounding monthly (payable at maturity), and are convertible, at the holder’s election, into shares of Evofem common stock at a conversion price of $0.0154 per share (subject to customary adjustment for stock splits, stock dividends, recapitalizations and similar events), subject to a 4.99% or 9.99% beneficial ownership limitation. Based on the aggregate outstanding balance of the Evofem Notes acquired by the Company (approximately $5,373,556), the Evofem Notes would be convertible into approximately 348,932,233 shares of Evofem common stock, without factoring in the beneficial ownership limitation. The Purchase Rights acquired by the Company are exercisable for Evofem common stock at the same $0.0154 per share price and, based on the aggregate amount of the Purchase Rights acquired (approximately $10,153,890), would be exercisable into approximately 659,343,507 shares of Evofem common stock. In the aggregate, the Evofem Notes and Purchase Rights acquired by the Company would be convertible into, and exercisable for, approximately 1,008,275,740 shares of Evofem common stock (in each case before giving effect to any beneficial-ownership limitations and Evofem’s available authorized common stock), which if fully converted and exercised, will give the Company an 88% ownership of Evofem based on the current outstanding shares (or 14% on a fully diluted basis, assuming full issuance of all potential shares issuable for all convertible instruments outstanding).

The aggregate purchase price payable by the Company for the Evofem Notes and Purchase Rights was approximately $49,331,891 (the “Purchase Price”), payable solely in ordinary shares of the Company, no par value, and/or pre-funded warrants to purchase ordinary shares (the “Pre-Funded Warrants” and, together with the ordinary shares issued as consideration, the “Consideration Shares”), and not in cash. The number of Consideration Shares issuable to each Seller is equal to such Seller’s portion of the Purchase Price divided by $1.560 per share, the closing price of the Ordinary Shares on the Nasdaq Stock Market on June 24, 2026. As aggregate consideration under the Purchase Agreements, the Company issued 31,623,000 Consideration Shares (including the ordinary shares issuable upon exercise of the Pre-Funded Warrants).

Pursuant to the Purchase Agreements, the Consideration Shares were issued as ordinary shares except to the extent that such issuance would cause a Seller, together with its affiliates and any persons acting in concert with it, to beneficially own or hold in excess of 4.99% of the Company’s outstanding ordinary shares after giving effect to the issuance (the “Beneficial Ownership Limitation”), in which case the portion that would otherwise exceed the Beneficial Ownership Limitation was issued in the form of Pre-Funded Warrants. Accordingly, at the closing the Company issued an aggregate of 1,794,901 Ordinary Shares and issued Pre-Funded Warrants exercisable for an aggregate of 29,828,099 Ordinary Shares. The number of ordinary shares issued to any individual Seller was limited so that such Seller would not exceed the Beneficial Ownership Limitation (a maximum of 225,417 Ordinary Shares per Seller, based on 4,291,960 Ordinary Shares outstanding immediately prior to the issuance), with the balance of such Seller’s Consideration Shares issued in the form of Pre-Funded Warrants. Certain Sellers whose existing beneficial ownership already equaled or exceeded 4.99% received all of their Consideration Shares in the form of Pre-Funded Warrants.

Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, may be exercised on a cash or cashless basis, and is not exercisable to the extent the holder would exceed the Beneficial Ownership Limitation.